UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 22, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: July 22, 2010

SCHEME BOOKLET
In relation to the proposed acquisition of
Lihir Gold Limited ARBN 069 803 998
by
Newcrest Mining Limited ABN 20 005 683 625
by scheme of arrangement between Lihir Gold Limited and its members
This is Scheme Booklet includes a Notice of Meeting for LGL Shareholders to be held on 23 August 2010 at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea at 11.00am.
The LGL Directors unanimously recommend that LGL Shareholders VOTE IN FAVOUR OF THE SCHEME in the absence of a Superior Proposal, and elect to receive either the Mixed Consideration or the Maximum Share Consideration.
The Independent Expert has concluded that the Scheme is in the best interests of LGL Shareholders, in the absence of a superior proposal.
This is an important document and requires each LGL Shareholder’s immediate attention.
LGL Shareholders and LGL ADS holders should read this document in its entirety before deciding whether or not to vote in favour of the Scheme.
If an LGL Shareholder or LGL ADS holder is in any doubt about what they should do or anything in this Scheme Booklet, they should consult their legal, investment, taxation or other professional adviser without delay.
This Scheme Booklet contains the same disclosure required as if it were a concise prospectus prepared in accordance with the PNG Securities Regulation.

Financial Advisers	Legal Adviser

IMPORTANT
NOTICES
Purpose of Scheme Booklet This Scheme Booklet has been prepared pursuant to an order of the Court under section 250(2)(a) of the PNG Companies Act.
The purpose of this Scheme Booklet is to explain the terms of the Scheme and the manner in which the Scheme will be implemented.
No investment advice The information contained in this Scheme Booklet does not constitute financial product advice and has been prepared without reference to LGL Shareholders’ own investment objectives, financial situation, taxation position and particular needs. It is important that LGL Shareholders read this Scheme Booklet in its entirety before making any decision, including a decision on whether or not to vote in favour of the Scheme. If an LGL Shareholder is in any doubt about what they should do or anything in this Scheme Booklet, they should consult their legal, investment, taxation or other professional adviser without delay.
Regulatory information This Scheme Booklet is dated 22 July 2010.
A copy of this Scheme Booklet has been provided to the PNG Registrar of Companies, the PNG Securities Commission, ASX, ASIC, POMSoX and NASDAQ. None of the PNG Registrar of Companies, the PNG Securities Commission, ASX, ASIC, POMSoX, NASDAQ or the Ontario Securities Commission, nor any of their officers, assumes any responsibility for the contents of this Scheme Booklet.
Responsibility for information The LGL Scheme Information has been prepared by LGL and is the responsibility of LGL. None of Newcrest, its Related Bodies Corporate or the directors, officers, employees or advisers of any of those entities assumes any responsibility for the accuracy or completeness of the LGL Scheme Information.
The Newcrest Scheme Information has been provided by Newcrest and is the responsibility of Newcrest. None of LGL, its Related Bodies Corporate or the directors, officers, employees or advisers of any of those entities assumes any responsibility for the accuracy or completeness of the Newcrest Scheme Information except to the extent that LGL has provided Newcrest with information for the purpose of Newcrest preparing information on the Merged Group.
Grant Samuel & Associates Pty Limited has prepared the Independent Expert’s Report contained in section 11 and Grant Samuel & Associates Pty Limited takes responsibility for that report. None of LGL, Newcrest, their respective Related Bodies Corporate or the directors, officers, employees or advisers of any of those entities assumes any responsibility for the accuracy or completeness of the Independent Expert’s Report.
PricewaterhouseCoopers Securities Ltd has prepared the Investigating Accountant’s Report contained in section 13 and PricewaterhouseCoopers Securities Ltd takes responsibility for that report, except to the extent that LGL or Newcrest has provided PricewaterhouseCoopers Securities Ltd with information for the purpose of PricewaterhouseCoopers Securities Ltd preparing the report contained in that section. None of LGL, Newcrest, their respective Related Bodies Corporate or the directors, officers, employees or advisers of any of those entities otherwise assumes any responsibility for the accuracy or completeness of the Investigating Accountant’s Report, except to the extent that LGL or Newcrest (as applicable) or their respective Related Bodies Corporate or directors, officers, employees or advisers have provided PricewaterhouseCoopers Securities Ltd with information for the purpose of PricewaterhouseCoopers Securities Ltd preparing the Investigating Accountant’s Report. PricewaterhouseCoopers Securities Ltd does not assume any responsibility for the accuracy or completeness of the information contained in this Scheme Booklet other than that contained in section 13.
AMC Consultants Pty Ltd has prepared the Independent Technical Specialist’s Report contained in section 12 and AMC Consultants Pty Ltd takes responsibility for that report. None of LGL, Newcrest, their respective Related Bodies Corporate or the directors, officers, employees or advisers of any of those entities assumes any responsibility for the accuracy or completeness of the Independent Technical Specialist’s Report.
Blake Dawson has prepared the tax information contained in sections 10.1 and 10.2 and takes responsibility for that information, except to the extent that LGL or Newcrest has provided Blake Dawson with information for the purpose of Blake Dawson preparing the tax information contained in that section. None of LGL, Newcrest, their respective Related Bodies Corporate or the directors, officers, employees or advisers of any of those entities otherwise assumes any responsibility for the accuracy or completeness of the information contained in sections 10.1 and 10.2, except to the extent that LGL or Newcrest (as applicable) or their respective Related Bodies Corporate or directors, officers, employees or advisers have provided Blake Dawson with information for the purpose of Blake Dawson preparing the tax information contained in sections 10.1 and 10.2. Blake Dawson does not assume any responsibility for the accuracy or completeness of the information contained in this Scheme Booklet other than that contained in sections 10.1 and 10.2.
Sullivan & Cromwell LLP has prepared the tax information contained in sections 10.3 and 10.4, and is of the opinion that insofar as such sections purport to describe or summarise the provisions of United States federal income tax law applicable to United States Scheme Participants and of United Kingdom tax law applicable to UK Scheme Participants, the statements set forth under the captions “United States taxation implications” and “United Kingdom taxation implications” are accurate in all material respects. None of LGL, Newcrest, their respective Related Bodies Corporate or the directors, officers, employees or advisers of any of those entities otherwise assumes any responsibility for the accuracy or completeness of the information contained in section 10.3 or section 10.4, except to the extent that LGL or Newcrest (as applicable) or their respective Related Bodies Corporate or directors, officers, employees or advisers have provided Sullivan & Cromwell with information for the purpose of Sullivan & Cromwell preparing the tax information contained in that section. Sullivan & Cromwell does not assume any responsibility for the accuracy or completeness of the information contained in this Scheme Booklet other than that contained in sections 10.3 and 10.4.
Forward-looking statements This Scheme Booklet contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.
All forward-looking statements in this Scheme Booklet reflect the current expectations of LGL or Newcrest (as applicable) concerning future results and events and may generally be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimate”, “potential”, “target”, or other similar words. Similarly, statements that describe LGL’s, Newcrest’s or the Merged Group’s objectives, plans, goals or expectations are or may be forward-looking statements. The Merged Group does not come into existence until the Scheme is implemented. For this reason, all statements in this Scheme Booklet concerning the Merged Group are forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors concerning LGL or Newcrest (as applicable). These factors may cause LGL’s, Newcrest’s or, if the Scheme is implemented, the Merged Group’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements.
The operations and financial performance of LGL, Newcrest and, if the Scheme is implemented, the Merged Group, are subject to various risks which may be beyond the control of LGL, Newcrest or the Merged Group (as applicable). As a result, LGL’s, Newcrest’s and, if the Scheme is implemented, the Merged Group’s actual operational and earnings results, as well as the actual advantages of the Scheme, may differ materially from those that are anticipated in respect of timing, amount or nature, and may never be achieved. Certain risks that LGL, Newcrest and, if the Scheme is implemented, the Merged Group are or will be subject to are summarised in this Scheme Booklet (see sections 7.8, 9.5 and 9.6).
The forward-looking statements included in this Scheme Booklet do not, among other things, take account of any movements in gold, copper or silver prices, changes in other relevant commodity prices, exchange rate volatility, movements in interest rates or changes in economic activity in relevant markets. Neither LGL nor Newcrest are making any predictions or forecasts about these prices, risks or other factors and the impact that they might have on the operations and performance of LGL, Newcrest or, if the Scheme is implemented, the Merged Group.
The forward-looking statements included in this Scheme Booklet are made only as at the date of this Scheme Booklet. None of LGL, Newcrest, their respective Related Bodies Corporate, the directors, officers, employees or advisers of any of those entities, any persons named in this Scheme Booklet with their consent or any person involved in the preparation of this Scheme Booklet makes any representation or warranty (express or implied) as to the likelihood of the fulfilment of any forward-looking statement included or referred to in this Scheme Booklet, or any events or results expressed or implied in any such forward-looking statement. LGL Shareholders are cautioned not to place undue reliance on any forward-looking statement included or referred to in this Scheme Booklet.
To the extent that either LGL or Newcrest has provided forward-looking information which has been used by the Independent Expert or the Independent Technical Specialist in forming the conclusions and opinions expressed in the Independent Expert’s Report or the Independent Technical Specialist’s Report, any forward-looking statements in that information were made only as at the date that it was provided. Neither LGL nor Newcrest makes any representation or warranty (express or implied) as to the likelihood of the fulfilment of any events or results expressed or implied in such forward-looking information that they have respectively provided. LGL Shareholders are cautioned that the Independent Expert and Independent Technical Specialist may have used this information as the basis on which they formed conclusions or their opinion and LGL Shareholders should therefore not place undue reliance on any conclusion or opinion where this was the case.

1
LGL Shareholders should carefully review all of the information in this Scheme Booklet. Sections 1.1 and 6.1 set out the reasons to vote in favour of the Scheme and sections 1.2 and 6.2 set out the reasons not to vote in favour of the Scheme. Sections 9.5 and 9.6 set out some of the risks associated with an investment in the Merged Group.
All subsequent written and oral forward-looking statements attributable to LGL or Newcrest are qualified by this cautionary statement.
Subject to any continuing obligations under the Listing Rules, the Australian Corporations Act or the PNG Companies Act, none of LGL, Newcrest, nor, if the Scheme is implemented, the Merged Group give any undertaking to update or revise any forward-looking statements included in this Scheme Booklet after the date of this Scheme Booklet to reflect any change in expectations in relation to any such statements thereto or any change in events, conditions or circumstances on which any such statements are based.
United States LGL Shareholders This Scheme Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act. The New Newcrest Shares to be issued under the Scheme have not been and will not be registered under the US Securities Act.
Newcrest and LGL intend to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act in connection with the implementation of the Scheme and the issue of New Newcrest Shares. Approval of the Scheme by the Court will be relied upon by Newcrest and LGL for the purpose of qualifying for the Section 3(a)(10) exemption.
None of the SEC, any US state securities commission or any other US regulatory authority has passed comment upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary may be a criminal offence.
See sections 14.14(b) and 15.15 for further information relating to United States shareholders.
Other overseas LGL Shareholders An LGL Shareholder whose address, as shown in the LGL Register, is in a jurisdiction other than PNG, Australia (and its external territories) or the United States should refer to section 14.14.
LGL ADS holders Holders of LGL ADSs should refer to section 14.15.
Glossary and defined terms Capitalised terms used in this Scheme Booklet have special meanings. These are listed in the Glossary at the back of this Scheme Booklet. Each of the documents reproduced in some of the attachments to this Scheme Booklet has its own defined terms, which are sometimes different from those in the Glossary.
LGL Shareholder information line If, after reading this Scheme Booklet, an LGL Shareholder has any questions about their LGL Shares or any other matter in this Scheme Booklet, they should call the LGL Shareholder information line on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time), Monday to Friday.
References to time Unless otherwise stated in this Scheme Booklet, a reference to time or a calendar date in this Scheme Booklet is a reference to the local time or calendar date in Port Moresby, PNG.
Rounding A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this Scheme Booklet, including but not limited to those in respect of the Scheme Consideration, are subject to the effect of rounding (unless otherwise stated). Accordingly, the actual calculation of these figures may differ from the figures set out in this Scheme Booklet, and any discrepancies in any table between totals and sums of amounts listed in that table or to previously published figures are due to rounding.
Currency Unless otherwise stated in this Scheme Booklet, all references in this Scheme Booklet to:
•	“cash”, “A$”, “AUD”, “Australian dollars” and “cents” are to Australian currency;

•	“US$”, “USD” and “US dollars” are to United States currency; and

•	“K” or “PNG kina” are to PNG currency.
Certain amounts are expressed in US dollars in this Scheme Booklet as a consequence of the fact that LGL’s financial accounts are prepared in US dollars and because Newcrest plans to change its presentation currency from Australian dollars to US dollars once the Scheme has been implemented.
Date at which information is stated Unless otherwise stated in this Scheme Booklet, the information contained in this Scheme Booklet is stated as at 22 July 2010.
Unless otherwise stated in this Scheme Booklet, all data contained in charts, graphs and tables in this Scheme Booklet is based on information available as at the date of this Scheme Booklet.
CONTENTS

IMPORTANT NOTICES	IFC
IMPORTANT DATES	2
LETTER FROM THE CHAIRMAN OF LGL	3
LETTER FROM THE CHAIRMAN OF NEWCREST	6
1 REASONS TO VOTE IN FAVOUR OF OR AGAINST THE SCHEME	8
2 SCHEME HIGHLIGHTS	11
3 HOW TO VOTE	15
4 FREQUENTLY ASKED QUESTIONS	17
5 SUMMARY OF THE SCHEME	32
6 MATTERS RELEVANT TO THE VOTE ON THE SCHEME	42
7 PROFILE OF LGL	58
8 PROFILE OF NEWCREST	79
9 PROFILE OF THE MERGED GROUP	111
10 AUSTRALIAN, PNG, US AND UK TAXATION IMPLICATIONS	126
11 INDEPENDENT EXPERT’S REPORT	133
12 INDEPENDENT TECHNICAL SPECIALIST’S REPORT	284
13 INVESTIGATING ACCOUNTANT’S REPORT	373
14 IMPLEMENTATION OF THE SCHEME	385
15 ADDITIONAL INFORMATION	394
16 GLOSSARY	415
ATTACHMENTS
A NOTICE OF MEETING	423
B MERGER IMPLEMENTATION AGREEMENT	427
C SCHEME OF ARRANGEMENT	454
D DEED POLL	474

2
IMPORTANT
DATES

Date	Event
Thursday, 12 August 2010 at 5.00pm, New York time	Latest time for LGL ADS holders to deliver voting instructions to the LGL ADS Depositary.

Saturday, 21 August 2010 at 11.00am	Latest time for lodgement of Proxy Forms with the LGL Registry.

Saturday, 21 August 2010 at 7.00pm	Date and time for determining eligibility to vote at the Scheme Meeting.

Monday, 23 August 2010 at 11.00am	Scheme Meeting for approval of the Scheme by the LGL Shareholders.
The Scheme Meeting will be held at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, PNG. The meeting will commence at 11.00am.

Friday, 27 August 2010	Second Court Hearing for approval of the Scheme by the Court.

Friday, 27 August 2010, New York time	LGL ADSs are suspended from trading at the close of trading on NASDAQ.

Monday, 30 August 2010	Effective Date

The date specified in the order made by the Court following the Second Court Hearing as being the date that the Scheme becomes Effective.

LGL Shares are suspended from trading at the close of trading on ASX and POMSoX.

Tuesday, 31 August 2010	New Newcrest Shares commence trading on ASX and POMSoX on a deferred settlement basis.

Tuesday, 31 August 2010 at 5.00pm, New York time	Latest time for LGL ADS holders to deliver a Scheme Consideration election to the LGL ADS Depositary.

Monday, 6 September 2010 at 7.00pm	Record Date Determination of entitlements to the Scheme Consideration.

Monday, 6 September 2010 at 9.00pm	Election Date

Latest time for lodgement of the enclosed Election Form with the LGL Registry or making a Scheme Consideration election by logging on to the LGL website at www.lglgold.com and following the relevant instructions.

Monday, 13 September 2010	Implementation Date All Scheme Shares transferred to Newcrest. Scheme Consideration provided to Scheme Participants by Newcrest in accordance with the Scheme.

Tuesday, 21 September 2010	Final day for despatch of confirmations of issue for New Newcrest Shares and despatch of cheques for payment of Cash Consideration.
New Newcrest Shares commence trading on ASX and POMSoX on a normal settlement basis (assuming the New Newcrest Shares are admitted to the official list of ASX and POMSoX) following despatch of confirmations of issue for New Newcrest Shares.
All dates following the Scheme Meeting are indicative only and, among other things, are subject to all necessary approvals from the Court and other Governmental Agencies. Any changes to the above timetable will be announced through ASX, POMSoX and NASDAQ and notified on LGL’s website at www.lglgold.com.
Except as otherwise stated, the dates and times above are references to calendar dates and time in Port Moresby, PNG.

3
LETTER FROM THE
CHAIRMAN OF LGL
22 July 2010
Dear Fellow Shareholder
Background
On 4 May 2010, the boards of Lihir Gold Limited (LGL) and Newcrest Mining Limited (Newcrest) announced that the companies had entered into a Merger Implementation Agreement (MIA).
Under the MIA, LGL agreed to propose a Scheme to LGL Shareholders, which if approved by LGL Shareholders at the Scheme Meeting and by the Court, will result in Newcrest acquiring all of the LGL Shares.
Under the Scheme, LGL Shareholders will receive one New Newcrest Share for every 8.43 LGL Shares they own, plus A$0.225 cash per LGL Share, subject to a mix and match facility described below (Scheme Consideration).
LGL Directors’ recommendation
The LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal. Each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme, in the absence of a Superior Proposal.
The LGL Board commissioned Grant Samuel & Associates Pty Limited (Independent Expert) to prepare an Independent Expert’s Report on the Scheme. The LGL Directors’ recommendation is supported by the Independent Expert’s conclusion that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.
Implied premium received by LGL Shareholders
Based on the closing price of Newcrest Shares of A$32.06 on 3 May 2010 (being the last trading day prior to the date of the announcement by LGL and Newcrest that they had entered into the MIA (Announcement Date)), the implied value of the Scheme Consideration was A$4.03 per LGL Share. This represented a 33.3% premium to the one month volume weighted average price of LGL Shares to 31 March 2010 (being the last trading day prior to LGL announcing it had rejected a proposal from Newcrest, which it received on 29 March 2010). Based on this measure, the Scheme Consideration represents a substantial premium for LGL Shareholders.
Based on the closing price of Newcrest Shares of A$33.31 on 21 July 2010 (being the last trading day prior to the date of this Scheme Booklet), the implied value of the Scheme Consideration is A$4.18 per LGL Share.
With regard to the premium offered, the Independent Expert noted, that between the announcement of Newcrest’s approach on 1 April 2010 and 13 July 2010, Newcrest shares underperformed global gold equities (in US$ terms) by around 10%, potentially reflecting amongst other factors the fall in the copper price over that period. Furthermore, the Independent Expert believes that, in the absence of Newcrest’s proposal, LGL’s shares would almost certainly have risen since 1 April 2010, reflecting the rise in the gold price and the fall in the Australian dollar over that period.
As a result, the Independent Expert concluded that, while it is likely that the underperformance of Newcrest shares relative to other gold companies has reduced the effective premium provided by the Scheme Consideration, the premium remains significant.
LGL Shareholders should also be aware that the implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares.
There are also several other reasons your directors continue to unanimously recommend that LGL Shareholders vote in favour of the Scheme in the absence of a Superior Proposal.

Letter from the Chairman of LGL continued	4
Other reasons for directors’ recommendation
You should read section 6 of this Scheme Booklet carefully as it sets out other considerations relevant to the decision of your directors in recommending the Scheme. In this regard, it is important to note that, among other things, LGL Shareholders can receive share consideration under the Scheme which enables them, should they wish to do so, to maintain an exposure to LGL’s existing operations and participate in the strategic and financial benefits of the Merged Group, including benefits arising from a larger and more diversified portfolio. The LGL Board believes LGL’s and Newcrest’s portfolios are strategically and operationally complementary.
In assessing and recommending the Scheme, the LGL Board evaluated the benefits of LGL continuing as a standalone entity against other strategic alternatives; these are more fully discussed at section 6.2. The LGL Board had taken steps to strengthen management and strategic focus with a view to increasing significantly the standalone value of the company. The improvements would take time, and inevitably involve some risk. On 1 April 2010, the LGL Board announced that it had rejected an offer from Newcrest dated 29 March 2010 after weighing up the risks and benefits of remaining independent against those of accepting Newcrest’s merger proposal. The LGL Board responded to a further improved offer from Newcrest on 4 May 2010 when it announced the recommendation of the higher offer to LGL Shareholders subject to the opinion of an independent expert and in the absence of a superior proposal.
This improved offer by Newcrest included a number of measures more favourable for LGL Shareholders than the previously rejected offer including an improved ratio of Newcrest shares in exchange for LGL shares, less conditionality of terms in the Merger Implementation Agreement and the ability to continue a process that had the best possible chance of maximising shareholder value. As part of this and as permitted by the Merger Implementation Agreement, LGL has undertaken a competitive sale process, under which it provided a number of large global gold companies with access to an extensive data room following Newcrest’s approach. The LGL Board notes that while no competing proposal has been received to date, an alternative offer could be made at any time until the completion of the transaction. If a third party approaches LGL with a competing proposal after the date of this Scheme Booklet, the LGL Directors will conscientiously consider it where the fiduciary or statutory duties of the LGL Directors require them to do so.
In deciding that it should recommend the improved Newcrest offer to shareholders on 4 May 2010, LGL Directors determined that, on balance, the earlier and more certain near-term value uplift for LGL Shareholders from the Newcrest proposal would be better on a time-adjusted and risk-adjusted basis than longer-term value prospects and upside from strategic options otherwise available to LGL as a standalone company.
Independent Expert’s conclusion
The Independent Expert’s Report, set out in section 11 of this Scheme Booklet, concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.
In reaching its conclusion, the Independent Expert took into account a range of matters, including:
•	the relative contributions of LGL and Newcrest to the combined entity;

•	the estimated value of the Scheme Consideration (which the Independent Expert estimates to be A$4.20–A$4.32 per LGL Share based on Newcrest’s recent trading prices) compared to the underlying value of LGL, which the Independent Expert estimates to be A$4.28–A$4.83 per LGL Share;
•	the Independent Expert noted that the Scheme Consideration is fair (albeit marginally) on the basis of a comparison of these valuation ranges. However, it acknowledged the inherent uncertainties in the theoretical valuation methodology it used to determine the underlying value of LGL and therefore notes that conclusions as to fairness based on theoretical valuation analysis should be treated with caution;

•	in this regard, the Independent Expert notes that, on one view, LGL’s competitive sale process described above will provide the best possible evidence of LGL’s current underlying value. If LGL’s competitive sale process does not result in a superior proposal, the Independent Expert believes there are strong market based grounds to conclude that the Scheme Consideration is the highest value available to LGL Shareholders, represents full underlying value and is therefore by definition fair and reasonable; and
•	the Independent Expert’s view that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

Lihir Gold Limited Scheme Booklet	5
Furthermore, the Independent Expert is of the view that LGL’s Share price is likely to fall, potentially significantly, if the proposal does not proceed (in the absence of an alternative proposal).
As part of assessing whether the Scheme was in the best interests of LGL shareholders, the Independent Expert’s terms of reference included consideration of the possible effect of the proposed Resource Super Profits Tax on Newcrest. However, it is now clear that the Minerals Resource Rent Tax, which has replaced the proposed Resource Super Profits Tax, will not apply to Newcrest’s operations.
The LGL Board agrees with the conclusion of the Independent Expert that the Newcrest offer is in the best interests of LGL Shareholders, in the absence of a Superior Proposal.
Scheme Consideration choices
The Scheme has been structured to enable Newcrest to provide a limited mix and match facility to provide LGL Shareholders with greater flexibility with respect to the form of Scheme Consideration they will receive. For details of the Scheme Consideration alternatives available to LGL Shareholders, please refer to section 5.4 of this Scheme Booklet. Depending on the Scheme Consideration elections made by LGL Shareholders under the limited mix and match facility, LGL Shareholders will own approximately 35.5% to 36.8% of the Merged Group once the Scheme has been implemented.
The LGL Directors unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration. This will allow shareholders to retain diluted exposure to the potential upside in the value of the LGL assets that are being sold into Newcrest.
Scheme Meeting
The Scheme can only be implemented if it is approved by the Required Majority of LGL Shareholders at the Scheme Meeting to be held at 11.00am on Monday, 23 August 2010 at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea and if it is subsequently approved by the Court. LGL Shareholders do not need to attend the Scheme Meeting in person to vote, as their vote can be made by proxy. A Proxy Form is enclosed with this Scheme Booklet and if LGL Shareholders wish to vote by proxy they must return the completed Proxy Form to the LGL Registry by post at Computershare Investor Services Pty Limited, GPO Box 52, Melbourne, Victoria 3001, Australia, or by facsimile on 1800 268 260 (within Australia) or +61 3 9473 2083 (outside Australia) no later than 11.00am on Saturday, 21 August 2010.
I encourage each LGL Shareholder to exercise their right to vote. I urge LGL Shareholders to read the Scheme Booklet, including the Independent Expert’s Report, in full. If an LGL Shareholder is in any doubt about what they should do or anything in this Scheme Booklet, they should consult their legal, investment, taxation or other professional adviser without delay.
If, after reading this Scheme Booklet, an LGL Shareholder has any questions about their LGL Shares or any other matter in this Scheme Booklet, they should contact the LGL Shareholder information line on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time) Monday to Friday.
Yours sincerely
Ross Garnaut
Chairman
Lihir Gold Limited

 6
LETTER FROM THE
CHAIRMAN OF NEWCREST
22 July 2010
Dear LGL Shareholder
The Newcrest Board is very pleased to provide you with the opportunity to participate in the combination of Newcrest and LGL, creating Asia Pacific’s leading gold producer.
We firmly believe the combination will be beneficial for shareholders in both Newcrest and LGL. We encourage you to:
•	read this Scheme Booklet in full;

•	vote in favour of the Scheme at the Scheme Meeting; and

•	consider your preferences for the mix and match elections and elect to receive either the Maximum Share Consideration or Mixed Consideration.
The Scheme is unanimously recommended by your LGL Directors, in the absence of a Superior Proposal. The Independent Expert also concludes that, in the absence of a superior proposal, the scheme is in the best interests of LGL Shareholders. The Independent Expert notes there are strong grounds to conclude that in the absence of a superior proposal arising as a result of LGL’s formal process to solicit alternative offers the consideration is the highest available to LGL Shareholders and on this basis, the consideration represents full underlying value and the proposal is fair and reasonable.
Newcrest today is Australia’s largest independent gold company and one of the world’s major gold producers, with a significant and world-class suite of assets with major growth potential located in Australia, PNG, Indonesia and Fiji. It is one of the lowest cost producers in the global gold industry, has an outstanding record in exploration and mine development, and is a recognised leader in the disciplines of bulk-surface and underground mining. Newcrest also has a highly experienced and well regarded management team.
Pursuant to the Scheme, LGL Shareholders will receive a significant premium for their LGL Shares and, by choosing to receive New Newcrest Shares, will become shareholders in the fourth largest gold company in the world by market capitalisation,1 with a diversified portfolio of assets and attractive growth options. Further, by receiving the New Newcrest Shares, LGL Shareholders will be entitled to receive any Newcrest dividend with a record date which is after the Implementation Date. This is expected to include the Newcrest 2009–10 final dividend.
In addition, eligible Australian and UK LGL Shareholders should be able to obtain roll-over relief and defer any capital gains tax liability in relation to the share-based component of the Scheme Consideration they receive for their LGL Shares.
Note

1	Based on the pro forma market capitalisation of A$25.5 billion of both companies as at 21 July 2010.

Lihir Gold Limited Scheme Booklet	7
Newcrest believes the companies fit together extremely well, including strategically and operationally. The combination should deliver significant value enhancement for all shareholders through cost reductions, sharing knowledge, productivity improvements and a greater capacity to capture and execute future opportunities. Following implementation of the Scheme, Newcrest intends to conduct a strategic review of the combined companies’ strategy, portfolio of exploration tenements, projects and operations and functional capabilities with a view to maximising value to shareholders. Subject to this review, Newcrest’s intention is to continue with the current LGL operational commitments for Lihir Island, Mount Rawdon and Bonikro mines and to maintain existing development and exploration programs. Like LGL, Newcrest is also strongly committed to investing in, and working with, local communities in all places in which we operate. This is consistent with Newcrest’s own safety, environmental and community standards.
The Australian Government’s recent decision to replace the proposed Resource Super Profits Tax with a Minerals Resource Rent Tax — which will not apply to Newcrest’s operations — together with a proposed reduction in the corporate tax rate from 1 July 2013, are positive for Newcrest and the Merged Group.
On behalf of the Newcrest Board, I encourage you to vote in favour of the Scheme at the Scheme Meeting on 23 August 2010. We look forward very much to welcoming you as a shareholder of the Merged Group.
Yours sincerely
Don Mercer
Chairman
Newcrest Mining Limited

 8
REASONS TO VOTE
IN FAVOUR OF OR
AGAINST THE SCHEME
1
Set out below is a summary of some of the reasons why the LGL Board considers that LGL Shareholders should vote in favour of the Scheme. These are addressed in more detail in section 6.1. Set out below is also a summary of some of the reasons why LGL Shareholders may decide to vote against the Scheme. These are addressed in more detail in section 6.2. LGL Shareholders should read the entire Scheme Booklet before deciding whether or not to vote in favour of the Scheme.
While the LGL Directors acknowledge reasons to vote against the Scheme, they believe the advantages of the Scheme significantly outweigh the disadvantages.
1.1	Reasons to vote in favour of the Scheme

✓	The LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal.

✓	The Independent Expert has concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.

✓	The Scheme Consideration represents a substantial premium over historical trading prices for LGL Shares. Based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, the last ASX Trading Day prior to the Announcement Date, the implied value of the Scheme Consideration is A$4.03 per LGL Share, which represents:
•	a 32.9% premium to the closing price of LGL Shares on ASX on 31 March 2010, being the last ASX Trading Day prior to LGL announcing it had rejected a proposal from Newcrest (which it received on 29 March 2010);

•	a 33.3% premium to the one month VWAP of the LGL Shares traded on ASX to 31 March 2010; and

•	a 35.4% premium to the three month VWAP of LGL Shares traded on ASX to 31 March 2010.
With regard to the premium offered, the Independent Expert noted that between the announcement of Newcrest’s approach on 1 April 2010 and 13 July 2010, Newcrest’s shares underperformed global gold equities (in US$ terms) by around 10%, potentially reflecting among other factors the fall in the copper price over that period. Furthermore, the Independent Expert believes that, in the absence of Newcrest’s proposal, LGL Shares would almost certainly have risen since 1 April 2010, reflecting the rise in the gold price and the fall in the Australian dollar over that period.

As a result, the Independent Expert concluded that while it is likely that the underperformance of Newcrest Shares relative to other gold companies has reduced the effective premium provided by the Consideration, the premium remains significant.

LGL Shareholders should be aware that the implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares.

✓	LGL Shareholders will have the opportunity to participate in the strategic and financial benefits of the Merged Group. Newcrest anticipates that these benefits will include:
•	Asia Pacific’s largest gold company and one of the world’s largest gold companies;

•	diversified portfolio of world-class assets;

•	attractive growth profile;

•	lowest quartile position on the global cash cost curve;

•	increased scale, financial strength and access to debt to capture future large-scale growth opportunities;

•	potential synergies;

•	strong operational and management capabilities to drive further value opportunities; and

•	increased liquidity of Newcrest Shares and potential for upward re-rating of Newcrest as a result of increased scale.

Lihir Gold Limited Scheme Booklet	9
✓	The price of LGL Shares may fall if the Scheme is not approved (in the absence of a Superior Proposal) given the LGL Share price increased significantly on the announcement of the Newcrest initial proposal and has subsequently tracked the Newcrest Share price on a basis consistent with the terms of the recommended proposal.

1.2	Reasons to vote against the Scheme

✗	LGL Shareholders may not agree with the LGL Directors’ unanimous recommendation or the Independent Expert’s conclusion.

✗	The Merged Group will be subject to a number of risks to which LGL is not currently exposed.

Newcrest anticipates that these risks will include:
•	exposure to the market price of copper;

•	exposure to foreign exchange risk in countries where LGL does not have existing operations such as Indonesia and Fiji;

•	indebtedness of Newcrest following the implementation of the Scheme;

•	Newcrest may not meet its goals for production and operating costs and its development plans may not be realised;

•	exposure to the exploration and new project uncertainty of the Newcrest operations;

•	integration risks associated with the merger of the Newcrest and LGL businesses; and

•	exposure to the risks associated with operations and developments in other countries in which LGL does not currently operate, such as Indonesia and Fiji, including political and environmental conditions in these regions.
Further details of these risks can be found in sections 9.5 and 9.6.

✗	LGL Shareholders may prefer LGL to be exposed to the opportunity for increased value from remaining as a standalone entity.

LGL Shareholders may believe that LGL will deliver greater returns to LGL Shareholders over the long term by remaining as an independent company. LGL Shareholders may consider that this is not the right time for LGL to enter into a merger.

In assessing and recommending the Scheme, the LGL Board evaluated the benefits of LGL continuing as a standalone entity against other strategic alternatives.

In deciding that it should recommend the improved Newcrest offer to LGL Shareholders on 4 May 2010, LGL Directors determined that, on balance, the earlier and more certain near-term value uplift for LGL Shareholders from the Newcrest proposal would be better on a time-adjusted and risk-adjusted basis than longer-term value prospects and upside from strategic options otherwise available to LGL as a standalone company.

Further, if the Scheme is implemented, LGL Shareholders’ 100% interest in LGL will be exchanged for an interest of approximately 35.5%[1] to 36.8% of the Merged Group (depending on Scheme Consideration elections under the limited mix and match facility).

✗	LGL Shareholders may prefer to hold shares in a pure gold company.

LGL shareholders may wish to maintain an interest in LGL as an independent entity because they seek an investment in a listed company with the specific characteristics of LGL, including the fact that it is a company with a pure gold exposure.

If the Scheme is implemented, LGL Shareholders will cease to hold shares in a company with pure gold operations and will instead hold shares in the Merged Group, which will be an entity with a mixture of gold only and gold-copper assets in its portfolio.

Essentially, LGL Shareholders will become exposed to movements in the price of copper as well as the price of gold, with the copper price directly affecting the profitability of the Merged Group.

Note

1	Based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, the last ASX Trading Day prior to the Announcement Date.

1 Reasons to vote in favour of or against the Scheme continued	10
✗	LGL Shareholders may consider that a proposal which is more attractive for LGL Shareholders may materialise in the future.

The implementation of the Merger would mean that LGL Shareholders will not obtain the benefit of any such proposal.

It is important to note that LGL undertook a competitive sale process by providing a number of large global gold companies with access to an extensive data room following Newcrest’s approach. As at the date of this Scheme Booklet, the LGL Board has not received a Competing Proposal.

The Independent Expert has noted that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

11
SCHEME
HIGHLIGHTS
2
The information contained in this section is a summary only. LGL Shareholders should read the entire Scheme Booklet before deciding whether or not to vote in favour of the Scheme.
Who is Newcrest?
Newcrest is a major Australian-based explorer for, and producer of, gold. In addition to gold production, Newcrest also produces a significant amount of copper and some silver. Newcrest is Australia’s largest independent gold producer and one of the world’s top ten gold mining companies by production, reserves and market capitalisation. As at 21 July 2010, it had a market capitalisation of A$16.1 billion.
Further information on Newcrest is available in section 8.
Scheme Consideration
If the Scheme is implemented, Scheme Participants will receive the Scheme Consideration for the transfer of their LGL Shares held at the Record Date.
Newcrest will also provide a limited mix and match facility, giving Scheme Participants greater flexibility in relation to the form of Scheme Consideration they will receive (see section 5.4).
Scheme Participants whose address as shown in the LGL Register is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (certain LGL Shareholders only — see section 14.14(a)), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, may not be able to receive New Newcrest Shares under the Scheme. Further information is set out in section 14.14.
Each Scheme Participant will be given the opportunity to elect to receive their Scheme Consideration in one of the following forms by lodging an Election Form with the LGL Registry, or by logging on to the LGL website at www.lglgold.com and following the relevant instructions by 9.00pm on 6 September 2010:
•	the Mixed Consideration — under which the Scheme Participant elects to receive one New Newcrest Share for every 8.43 LGL Shares and A$0.225 cash per Scheme Share that they hold (less any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date); or

•	the Maximum Share Consideration — under which the Scheme Participant elects to receive all of their Scheme Consideration in New Newcrest Shares (subject to scale-back as set out below); or

•	the Maximum Cash Consideration — under which the Scheme Participant elects to receive all of their Scheme Consideration in cash (subject to scale-back as set out below).
The LGL Directors unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration.
If a Scheme Participant does not make a Scheme Consideration election (or that Scheme Consideration election is not valid) they will be deemed to have elected the Maximum Share Consideration.
The Maximum Cash Consideration and the Maximum Share Consideration alternatives are subject, respectively, to a maximum total Cash Consideration of A$1.0 billion and a maximum total Share Consideration of 280,988,130 New Newcrest Shares.1

Note

1	This number may be increased to take account of the issue of any new LGL Shares under the LGL Executive Share Plan or the LGL Employee Share Ownership Plan.

2 Scheme highlights continued	12
To the extent that Maximum Share Consideration elections or Maximum Cash Consideration elections cannot be satisfied in full within these maximum cash and share amounts (after having satisfied all Mixed Consideration elections), they will be scaled back on a pro-rata basis (see section 5.4 for further information).
Before making a Scheme Consideration election, Scheme Participants should consider their personal tax position and other circumstances. If Scheme Participants are in any doubt about what they should do or anything in this Scheme Booklet, they should consult with their legal, investment, taxation or other professional adviser without delay.
In the case of holders of LGL ADSs, the LGL ADS Depositary, as the registered holder of the relevant LGL Shares, and subject to the terms of the LGL ADS Deposit Agreement, will vote and will make Scheme Consideration elections in accordance with instructions it receives from LGL ADS holders in connection with the Scheme. If the Scheme is implemented, the LGL ADS Depositary will receive the Scheme Consideration on behalf of LGL ADS holders, and will distribute that Scheme Consideration to LGL ADS holders, after deduction or upon payment of the fees and expenses of the LGL ADS Depositary. To the extent that the LGL ADS Depositary does not make a Scheme Consideration election on behalf of some or all of the LGL ADSs (or that Scheme Consideration election is not valid), it will be deemed to have elected the Maximum Share Consideration (subject to scale-back) for all LGL ADSs.
The Share Consideration will be issued in the form of New Newcrest Shares (subject to scale-back) to the LGL ADS Depositary. The LGL ADS Depository will then deposit those New Newcrest Shares for issuance of the corresponding number of Newcrest ADSs to the LGL ADS holders. If LGL ADS holders wish to receive New Newcrest Shares instead of Newcrest ADSs, they will need to instruct the LGL ADS Depository to cancel their LGL ADSs (in the manner, and prior to the time, advised by the LGL ADS Depository) and participate directly in the Scheme as an LGL Shareholder.
The LGL ADS Depositary will vote the number of LGL Shares underlying an LGL ADS in accordance with instructions from holders of such ADSs. To the extent the LGL ADS Depositary does not receive instructions, it may, if LGL so requests, vote the LGL Shares in accordance with instructions from LGL.
In the United States, LGL ADSs will be delisted from NASDAQ following implementation of the Scheme, and Newcrest has stated that it does not intend to list its ADRs on NASDAQ or any other US national securities exchange after the Scheme becomes Effective.
Information regarding the Scheme and how LGL ADS holders will be able to participate in the Scheme will be sent to LGL ADS holders by the LGL ADS Depositary. See section 14.15 for additional information.
Small holdings of New Newcrest Shares
An LGL Shareholder may also make an Unmarketable Parcel Election when completing their Scheme Consideration election. If they do so they will be an Electing Unmarketable Parcel Shareholder and, in the event that they would receive 14 New Newcrest Shares or less under the Scheme, all the New Newcrest Shares that they otherwise would have received will be issued to the Sale Agent. The Sale Agent will sell those New Newcrest Shares on-market, together with all the New Newcrest Shares which the Ineligible Overseas Shareholders and other Electing Unmarketable Parcel Shareholders would otherwise receive, and remit the gross proceeds of that sale to Newcrest. Newcrest will then remit the proportionate proceeds from that sale to the LGL Shareholder, without deduction of any brokerage costs, out of pocket expenses, stamp duty or taxes, other than withholding tax or other deductions of tax required by law or any revenue authority.
An LGL Shareholder who holds no more than 122 LGL Shares as at the Record Date and who elects to receive the Mixed Consideration would receive 14 New Newcrest Shares or less under the Scheme. An LGL Shareholder who holds more than 122 LGL Shares as at the Record Date may also receive 14 New Newcrest Shares or less under the Scheme if they elect to receive the Maximum Cash Consideration, but their election is scaled back.
Refer to section 5.15 for further details about this facility.

Lihir Gold Limited Scheme Booklet	13
Interest in the Merged Group
The implementation of the Scheme will result in LGL Shareholders as a whole receiving New Newcrest Shares representing between approximately 35.5%1 and 36.8%2 of the total issued capital of the Merged Group (depending on Scheme Consideration elections under the limited mix and match facility). Each Scheme Participant who is issued New Newcrest Shares as part of their Scheme Consideration will become a Newcrest Shareholder.
Directors’ recommendation
The LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal. The LGL Directors also unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration.
Each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme, in the absence of a Superior Proposal.
Independent Expert’s conclusion
The Independent Expert has concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.
In reaching its conclusion, the Independent Expert took into account a range of matters, including:
•	the relative contributions of LGL and Newcrest to the Merged Group;

•	the estimated value of the Scheme Consideration (which the Independent Expert estimates to be A$4.20–A$4.32 per LGL share based on Newcrest’s recent trading prices) compared to the underlying value of LGL, which the Independent Expert estimates to be A$4.28–A$4.83 per share;
•	the Independent Expert noted that the Scheme Consideration is fair (albeit marginally) on the basis of a comparison of these valuation ranges. However, it acknowledged the inherent uncertainties in the theoretical valuation methodology it used to determine the underlying value of LGL and therefore notes that conclusions as to fairness based on theoretical valuation analysis should be treated with caution;

•	in this regard, the Independent Expert notes that, on one view, LGL’s competitive sale process described above will provide the best possible evidence of LGL’s current underlying value. If LGL’s competitive sale process does not result in a superior proposal, the Independent Expert believes there are strong market based grounds to conclude that the Scheme Consideration is the highest value available to LGL Shareholders, represents full underlying value and is therefore by definition fair and reasonable; and
•	the Independent Expert’s view that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.
In arriving at its conclusion, the Independent Expert had regard to the possible effect of the Minerals Resource Rent Tax and the previously proposed Resource Super Profits Tax on Newcrest.
Furthermore, the Independent Expert is of the view that LGL’s share price is likely to fall, potentially significantly, if the proposal does not proceed (absent an alternative proposal).
No brokerage or stamp duty payable
No brokerage or stamp duty will be payable by Scheme Participants on the transfer of their Scheme Shares under the Scheme or the receipt by them of their Scheme Consideration.
If LGL Shareholders dispose of their LGL Shares before the Implementation Date or dispose of their New Newcrest Shares, including on a deferred settlement basis, they may have to pay brokerage.
LGL ADS holders should refer to section 14.15 of this Scheme Booklet for information on fees applicable to them.

Notes

1	Based on the maximum total amount of cash that may be paid by Newcrest of A$1.0 billion and the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, the last ASX Trading Day prior to the Announcement Date. LGL Shareholders will receive less than 35.5% of the total issued capital where the Newcrest VWAP is less than $32.06 per share, or greater than 35.5% of the total issued capital where the Newcrest VWAP is greater than $32.06 per share.

2	36.8% ownership is based on the minimum total amount of cash that may be paid by Newcrest of A$533 million.

2 Scheme highlights continued	14
No Superior Proposal
The terms of the Merger Implementation Agreement permitted LGL, prior to the commencement of the Exclusivity Period, to enter into, continue or participate in any negotiation, discussion, arrangement or understanding with a third party in connection with a possible LGL Control Transaction which was not solicited, invited or initiated by LGL after the date of the Merger Implementation Agreement. The Exclusivity Period commenced on 8 June 2010. Further details of the exclusivity arrangements contained in the Merger Implementation Agreement are set out in section 15.16. No Superior Proposal has emerged from those discussions as at the date of this Scheme Booklet.
Although no Competing Proposal has been received to date, if a third party approaches LGL with a Competing Proposal after the date of this Scheme Booklet, the LGL Directors will conscientiously consider it where the fiduciary or statutory duties of the LGL Directors require them to do so.
The Independent Expert has concluded that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

HOW TO VOTE	15
3
3.1 Read this document carefully
This Scheme Booklet provides information necessary for LGL Shareholders to make a decision whether or not to vote in favour of the Scheme at the Scheme Meeting. The LGL Directors recommend LGL Shareholders read this Scheme Booklet in its entirety.
The Scheme is subject to various conditions precedent, including the approval of LGL Shareholders and the approval of the Court.
LGL Shareholders are being asked to approve the Scheme at the Scheme Meeting to be held at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea on 23 August 2010 at 11.00am.
The Scheme cannot be implemented unless it is approved by the Required Majority of LGL Shareholders at the Scheme Meeting. The Required Majority is at least 75% of the total number of votes cast on the Resolution at the Scheme Meeting by LGL Shareholders voting in person, by proxy, by attorney or, in the case of corporate LGL Shareholders, by a corporate representative.
If the Scheme is approved by LGL Shareholders at the Scheme Meeting, LGL will make an application to the Court to approve the Scheme at the Second Court Hearing.
LGL ADS holders should refer to section 14.15 of this Scheme Booklet for information applicable to them.
3.2 Exercising voting rights
LGL Shareholders may vote by attending the Scheme Meeting in person, by proxy, by attorney or, in the case of corporate LGL Shareholders, may vote by way of a corporate representative.
3.3 Voting in person
To vote in person at the Scheme Meeting, LGL Shareholders must attend the Scheme Meeting to be held on 23 August 2010 at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea. The meeting is scheduled to commence at 11.00am.
An LGL Shareholder attending the Scheme Meeting in person where the LGL Shareholder is entitled to attend and vote will be admitted to the Scheme Meeting and given a voting card upon providing written evidence of their name and address at the point of entry to the Scheme Meeting.
3.4 Voting by proxy
If an LGL Shareholder wishes to appoint a proxy in respect of the Scheme Meeting, they must complete and sign the Proxy Form sent to them with this Scheme Booklet. Replacement forms can be obtained by contacting the LGL Shareholder information line on 1300 749 597 (within Australia) and +61 3 9415 4665 (from outside of Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time) Monday to Friday.
Replacement proxy forms can be downloaded in pdf format by visiting www.investorcentre.com and logging in and following the command prompts.
Proxy Forms should be sent to the LGL Registry using the reply paid envelope provided, or as indicated in the Proxy Form. LGL Shareholders resident outside of Australia will need to affix the appropriate postage.
Proxy Forms must be received by the LGL Registry by no later than 11.00am on 21 August 2010 (or if the Scheme Meeting is adjourned, at least 48 hours before the resumption of the Scheme Meeting in relation to the resumed part of the Scheme Meeting).
A proxy will be admitted to the Scheme Meeting and given a voting card upon providing written evidence of their name and address at the point of entry to the Scheme Meeting.
The sending of a Proxy Form will not preclude an LGL Shareholder from attending in person and voting at the Scheme Meeting at which the LGL Shareholder is entitled to attend and vote (in which case their proxy will be revoked).

3 How to vote continued	16
3.5 Voting by attorney
Original or certified copies of the powers of attorney and authorities should be sent to the LGL Registry using the reply paid envelope provided, or as indicated in the Proxy Form.
Powers of attorney must be received by the LGL Registry by no later than 11.00am on 21 August 2010 (or if the Scheme Meeting is adjourned, at least 48 hours before the resumption of the Scheme Meeting in relation to the resumed part of the Scheme Meeting).
An attorney will be admitted to the Scheme Meeting and given a voting card upon providing written evidence of their appointment, their name and address and the identity of their appointor at the point of entry to the Scheme Meeting.
The sending of a power of attorney will not preclude an LGL Shareholder from attending in person and voting at the Scheme Meeting at which the LGL Shareholder is entitled to attend and vote, but only one of the LGL Shareholder or their attorney can both attend and vote.
3.6 Voting by corporate representative
To vote at the meeting (other than by proxy or attorney), a corporate LGL Shareholder must appoint a person to act as its representative. A corporate LGL Shareholder may appoint a representative to attend a meeting of LGL Shareholders on its behalf in the same manner as that in which it could appoint a proxy. The appointment must comply with Rule 13.11 of the LGL Constitution.
An appointment of a corporate representative must be received by the LGL Registry by no later than 11.00am on 21 August 2010 (or if the Scheme Meeting is adjourned, at least 48 hours before the resumption of the Scheme Meeting in relation to the resumed part of the Scheme Meeting).
An authorised corporate representative will be admitted to the Scheme Meeting and given a voting card upon providing written evidence of their appointment including any authority under which it is signed, their name and address and the identity of their appointor at the point of entry to the Scheme Meeting.
3.7 Voting entitlement
Each LGL Shareholder who is registered on the LGL Register at 7.00pm on 21 August 2010 is entitled to attend and vote at the Scheme Meeting, whether in person, by proxy, by attorney or, in the case of corporate LGL Shareholders, by a corporate representative. Registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to attend and vote at the Scheme Meeting.
In the case of LGL Shares held by joint shareholders, only one of the joint shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held LGL Shares, only the vote of the shareholder whose name appears first in the LGL Register at 7.00pm on 21 August 2010 will be counted.
Any LGL Shareholder who is not registered on the LGL Register at 7.00pm on 21 August 2010 will not be entitled to vote at the Scheme Meeting.
3.8 Share splitting
If Newcrest reasonably believes that a Scheme Participant has dealt with LGL Shares (including splitting or dividing a shareholding) in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of that Scheme Participant’s Scheme Consideration, then Newcrest reserves the right to adjust that Scheme Participant’s Scheme Consideration so as to provide only the number of New Newcrest Shares that would have been received but for the dealing.
3.9 Further information
If, after reading this Scheme Booklet, an LGL Shareholder has any questions about their LGL Shares or any other matter in this Scheme Booklet, they should call the LGL Shareholder information line on 1300 749 597 (within Australia) and +61 3 9415 4665 (from outside of Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time) Monday to Friday.
If an LGL Shareholder is in any doubt about what they should do or anything in this Scheme Booklet, they should consult their legal, investment, taxation or other professional adviser without delay.

FREQUENTLY ASKED QUESTIONS	17
4
This section includes brief answers to some frequently asked questions about the Scheme and its implementation. It is not intended to address all issues relevant for LGL Shareholders and should be read together with all other sections of this Scheme Booklet.

QUESTION	ANSWER
Why have LGL Shareholders received this Scheme Booklet?	On 4 May 2010, LGL and Newcrest announced that they had entered into the Merger Implementation Agreement. Under this agreement, LGL agreed to propose the Scheme to LGL Shareholders, which if implemented, will result in Newcrest acquiring all of the issued shares in LGL in consideration for the Scheme Consideration.

The Scheme cannot be implemented unless it is approved by the Required Majority of LGL Shareholders at the Scheme Meeting to be held on 23 August 2010 at 11.00am at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea, and by the Court at the Second Court Hearing.

This Scheme Booklet contains information relevant to the decision of LGL Shareholders whether or not to vote in favour of the Scheme at the Scheme Meeting.

What is the Scheme?	The Scheme is a statutory scheme of arrangement under Part XVI of the PNG Companies Act between LGL and its shareholders.

A summary of the Scheme is set out in section 5. A copy of the Scheme is included in Attachment C to this Scheme Booklet.

What is the effect of the Scheme?	If the Scheme is implemented: • all existing LGL Shares at the Record Date will be transferred to Newcrest;

• in consideration each Scheme Participant (whether or not they voted in favour of or against the Scheme) will receive their Scheme Consideration;

• LGL will become a wholly-owned subsidiary of Newcrest; and

• LGL will subsequently cease to be listed on ASX, POMSoX and NASDAQ.

What are LGL Shareholders’ choices in relation to the Scheme?	An LGL Shareholder may: • vote in favour of the Scheme at the Scheme Meeting; • vote against the Scheme at the Scheme Meeting;

• sell their LGL Shares before the Effective Date which is expected to be 30 August 2010; or

• do nothing.

The LGL Directors recommend that LGL Shareholders exercise their right to vote and, in the absence of a Superior Proposal, vote in favour of the Scheme.

LGL Shareholders should note that even if they do nothing or vote against the Scheme, if the conditions precedent to the implementation of the Scheme are satisfied (or waived, where permitted) and the Scheme is approved by the Required Majority of LGL Shareholders at the Scheme Meeting, and by the Court at the Second Court Hearing, then the Scheme will be implemented and all LGL Shares will be acquired by Newcrest for the Scheme Consideration.

Under the Scheme, unless Scheme Participants make a valid Scheme Consideration election, they will be deemed to have elected the Maximum Share Consideration (subject to scale-back).

4 Frequently asked questions continued	18

QUESTION	ANSWER
Assessment of the Scheme

What do the LGL Directors recommend?	The LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal. The LGL Directors also unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration.

Each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme, in the absence of a Superior Proposal.

Section 6 sets out the reasons for the LGL Directors’ unanimous recommendation.

What is the Independent Expert’s conclusion?	The Independent Expert has concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.

In reaching its conclusion, the Independent Expert took into account a range of matters, including:

• the relative contributions of LGL and Newcrest to the Merged Group;

•    the estimated value of the Scheme Consideration (which the Independent Expert estimates to be A$4.20–A$4.32 per LGL Share based on Newcrest’s recent trading prices) compared to the underlying value of LGL, which the Independent Expert estimates to be A$4.28–A$4.83 per LGL Share;

•    the Independent Expert noted that the Scheme Consideration is fair (albeit marginally) on the basis of a comparison of these valuation ranges. However, it acknowledged the inherent uncertainties in the theoretical valuation methodology it used to determine the underlying value of LGL and therefore notes that conclusions as to fairness based on theoretical valuation analysis should be treated with caution;

•    in this regard, the Independent Expert notes that, on one view, LGL’s competitive sale process described above will provide the best possible evidence of LGL’s current underlying value. If LGL’s competitive sale process does not result in a superior proposal, the Independent Expert believes there are strong market based grounds to conclude that the Scheme Consideration is the highest value available to LGL Shareholders, represents full underlying value and is therefore by definition fair and reasonable; and

•    the Independent Expert’s view that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

In arriving at its conclusion, the Independent Expert had regard to the possible effect of the Minerals Resource Rent Tax and the previously proposed Resource Super Profits Tax on Newcrest.

Furthermore, the Independent Expert is of the view that LGL’s share price is likely to fall, potentially significantly, if the proposal does not proceed (absent an alternative proposal).

The Independent Expert’s Report is set out in section 11 and LGL Shareholders should read it as part of their consideration of whether to vote in favour of the Scheme.

Lihir Gold Limited Scheme Booklet	19

QUESTION	ANSWER
What are the reasons to vote in favour of the Scheme?	Possible reasons to vote in favour of the Scheme include the following:

•    The LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal.

• The Independent Expert has concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.

• The Scheme Consideration represents a substantial premium over historical trading prices for LGL Shares.

With regard to the premium offered, the Independent Expert noted that between the announcement of Newcrest’s approach on 1 April 2010 and 13 July 2010, Newcrest’s shares underperformed global gold equities (in US$ terms) by around 10%, potentially reflecting among other factors the fall in the copper price over that period. Furthermore, the Independent Expert believes that, in the absence of Newcrest’s proposal, LGL shares would almost certainly have risen since 1 April 2010, reflecting the rise in the gold price and the fall in the Australian dollar over that period.

As a result, the Independent Expert concluded that while it is likely that the underperformance of Newcrest shares relative to other gold companies has reduced the effective premium provided by the consideration, the premium remains significant.

• LGL Shareholders will have the opportunity to participate in any strategic and financial benefits of the Merged Group. Newcrest anticipates that these benefits will include:

• Asia Pacific’s largest gold company and one of the world’s largest gold companies;

• diversified portfolio of world-class assets;

• attractive growth profile;

• lowest quartile position on the global cash cost curve;

• increased scale, financial strength and access to debt to capture future large-scale growth opportunities;

• potential synergies;

• strong operational and management capabilities to drive further value opportunities; and

• increased liquidity of Newcrest Shares and potential for upward re-rating as a result of increased scale.

•    The price of LGL Shares may fall if the Scheme is not approved (in the absence of a Superior Proposal) given the LGL Share price increased significantly on the announcement of the Newcrest initial proposal and has subsequently tracked the Newcrest Share price on a basis consistent with the terms of the recommended proposal.

LGL Shareholders should review section 6.1, which sets out more detail on possible reasons for LGL Shareholders to vote in favour of the Scheme.

4 Frequently asked questions continued	20

QUESTION	ANSWER
Why might LGL Shareholders vote against the Scheme?	Possible reasons not to vote in favour of the Scheme include the following: • LGL Shareholders may not agree with the LGL Directors’ unanimous recommendation or the Independent Expert’s conclusion.

• The Merged Group will be subject to certain risks to which LGL is not currently exposed. Newcrest anticipates that these risks will include:

• exposure to the market price of copper;

• exposure to foreign exchange risk arising from the increased international currency exposures of the Merged Group;

• economic, financial and share market risks applying to the Merged Group;

• indebtedness of Newcrest following the implementation of the Scheme and its potential need for further capital;

• Newcrest may not meet its goals for production and operating costs and its development plans may not be realised;

• exposure to the exploration and new project uncertainty of the Newcrest operations;

• integration risks associated with the merger of the Newcrest and LGL businesses; and

•    exposure to the risks associated with operations and developments in other countries in which LGL does not currently operate, such as Indonesia and Fiji, including political and environmental conditions in these regions.

Further details of these risks can be found in section 9.5.

• LGL Shareholders may prefer LGL to be exposed to the opportunity for increased value from remaining as a standalone entity.

LGL Shareholders may believe that LGL will deliver greater returns to LGL Shareholders over the long term by remaining as an independent company. LGL Shareholders may consider that this is not the right time for LGL to enter into a merger.

In assessing and recommending the Scheme, the LGL Board evaluated the benefits of LGL continuing as a standalone entity against other strategic alternatives.

In deciding that it should recommend the improved Newcrest offer to LGL Shareholders on 4 May 2010, LGL Directors determined that, on balance, the earlier and more certain near-term value uplift for LGL Shareholders from the Newcrest proposal would be better on a time-adjusted and risk-adjusted basis than longer-term value prospects and upside from strategic options otherwise available to LGL as a standalone company.

Further, if the Scheme is implemented, LGL Shareholders’ 100% interest in LGL will be exchanged for an interest of approximately 35.5%[1] to 36.8% of the Merged Group (depending on Scheme Consideration elections under the limited mix and match facility).

Note

1	Based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, the last ASX Trading Day prior to the Announcement Date.

Lihir Gold Limited Scheme Booklet	21

QUESTION	ANSWER
Why might LGL Shareholders vote against the Scheme? continued
•    LGL Shareholders may prefer to hold shares in a pure gold company.

LGL shareholders may wish to maintain an interest in LGL as an independent entity because they seek an investment in a listed company with the specific characteristics of LGL, including the fact that it is a company with a pure gold exposure.

If the Scheme is implemented, LGL Shareholders will cease to hold shares in a company with pure gold operations and will instead hold shares in the Merged Group, which will be an entity with a mixture of gold only and gold-copper assets in its portfolio.

Essentially, LGL Shareholders will become exposed to movements in the price of copper as well as the price of gold, with the copper price directly affecting the profitability of the Merged Group.

• LGL Shareholders may consider that a proposal which is more attractive for LGL Shareholders may materialise in the future.

The implementation of the Merger would mean that LGL Shareholders will not obtain the benefit of any such proposal.

It is important to note that LGL undertook a competitive sale process by providing a number of large global gold companies with access to an extensive data room following Newcrest’s approach. As at the date of this Scheme Booklet, the LGL Board has not received a Competing Proposal.

The Independent Expert has noted that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

LGL Shareholders should review section 6.2, which sets out more detail on possible reasons for LGL Shareholders to vote against the Scheme.

What are the risks associated with the Scheme?	LGL Shareholders should be aware that there are risks associated with the Merged Group, and with share investment in mining companies and share ownership in general. There can be no guarantee that the benefits anticipated by Newcrest associated with the Merged Group will be achieved.

In this regard, LGL draws LGL Shareholders’ attention to the summary of risks associated with the Merged Group and an investment in the Merged Group contained in sections 9.5 and 9.6.

LGL Shareholders are already exposed to the risks associated with LGL’s business and operations and this will continue if they become shareholders in Newcrest as a result of the implementation of the Scheme, although their exposure to these risks will be diversified as LGL Shareholders will hold a diluted investment in LGL once the Scheme has been implemented. LGL draws LGL Shareholders’ attention to the summary of risks associated with LGL’s business and operations contained in section 7.8.

4 Frequently asked questions continued	22

QUESTION	ANSWER
Scheme Consideration

What will LGL Shareholders receive if the Scheme is approved?	If the Scheme is implemented and an LGL Shareholder holds LGL Shares on the Record Date, they will be a Scheme Participant and will receive the Scheme Consideration for each Scheme Share that they hold.

Newcrest will also provide a limited mix and match facility in relation to the Scheme Consideration, which gives Scheme Participants greater flexibility in relation to the form of Scheme Consideration that they will receive. Under the limited mix and match facility, Scheme Participants can elect to receive their Scheme Consideration in one of three alternative forms:

• Mixed Consideration; or

• Maximum Share Consideration; or

• Maximum Cash Consideration.

Full details of the Scheme Consideration alternatives are set out in section 5.4.

If a Scheme Participant does not make a valid Scheme Consideration election, they will be deemed to have elected the Maximum Share Consideration and, accordingly, will receive the Maximum Share Consideration if the Scheme is implemented.

The LGL Directors unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration.

Please note that Ineligible Overseas Shareholders may not be eligible to receive New Newcrest Shares as Scheme Consideration. See below and section 14.14 for further information.

Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders should refer to section 5.15 for further details about the consideration they will receive.

LGL ADS holders should refer to section 14.15 of this Scheme Booklet for information applicable to them.

Lihir Gold Limited Scheme Booklet	23

QUESTION	ANSWER
What is the implied value of the Scheme Consideration?	The implied value of the Scheme Consideration based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, being the last ASX Trading Day prior to the Announcement Date, is A$4.03 per LGL Share.

The implied value of the Scheme Consideration based on the closing price of Newcrest Shares on ASX of A$33.31 on 21 July 2010, being the last ASX Trading Day prior to the date of this Scheme Booklet, is A$4.18 per LGL Share. LGL Shareholders should be aware that the implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares.

Additionally, the value of the Scheme Consideration will be adjusted down by the value of any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date.

If the Scheme proceeds according to the timetable contained in the Scheme Booklet, then LGL will not declare or pay an interim dividend. On the basis of LGL’s assurance to Newcrest that LGL is committed to implementing the Scheme in accordance with the Merger Implementation Agreement and the timetable contained in the Scheme Booklet, Newcrest has confirmed that, if the Newcrest Board resolves to pay a dividend in respect of the year ended 30 June 2010, the record date for that dividend will be after the Implementation Date (such that Scheme Participants who are issued New Newcrest Shares under the Scheme and who still hold those shares as at the record date for that dividend will receive that dividend). This confirmation is subject to the Scheme timetable not being delayed as a result of a breach by LGL of its obligations under the Merger Implementation Agreement.

How do LGL Shareholders make a valid Scheme Consideration election?	LGL Shareholders can make a valid Scheme Consideration election by completing the Election Form that accompanies this Scheme Booklet in accordance with the instructions set out in the Election Form.

An LGL Shareholder can also make a Scheme Consideration election by logging on to the LGL website at www.lglgold.com and following the relevant instructions.

To be valid, the Election Form must be received by the LGL Registry or the online instruction form completed by no later than 9.00pm on 6 September 2010.

What if LGL Shareholders do not make a valid Scheme Consideration election?	LGL Shareholders that do not make a valid Scheme Consideration election will be deemed to have made a valid Maximum Share Consideration election and, accordingly, will receive the Maximum Share Consideration for each Scheme Share they hold if the Scheme is implemented.

Can LGL Shareholders change their Scheme Consideration election?	An LGL Shareholder can change their Scheme Consideration election by logging on to the LGL website at www.lglgold.com and following the relevant instructions by 9.00pm on 6 September 2010.

If an LGL Shareholder cannot use the process on the LGL website, they can request a replacement Election Form. Replacement Election Forms can be obtained by visiting www.investorcentre.com and following the prompts, or by contacting the LGL Shareholder information line on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time) Monday to Friday.

The last valid Election Form received by the LGL Registry or valid online instruction completed by 9.00pm on 6 September 2010 will be used for the purposes of determining that LGL Shareholder’s Scheme Consideration election.

4 Frequently asked questions continued	24

QUESTION	ANSWER
How will the mix and match facility operate?	All valid Mixed Consideration elections will be satisfied in full.

The outcome of valid Maximum Share Consideration elections and valid Maximum Cash Consideration elections will depend on the amount of available New Newcrest Shares and cash after all valid Scheme Consideration elections have been received. The total number of New Newcrest Shares to be issued and the maximum amount of cash to be paid in aggregate by Newcrest under the Scheme will not exceed the Share Consideration Cap and the Cash Consideration Cap respectively.

To the extent that valid Maximum Share Consideration elections and Maximum Cash Consideration elections can be satisfied in full, Scheme Participants who make (or are deemed to have made) a valid Maximum Share Consideration election will receive 100% New Newcrest Shares and Scheme Participants who have made a valid Maximum Cash Consideration election will receive 100% cash. The number of New Newcrest Shares or the amount of cash they will receive in excess of the proportions set out in the Mixed Consideration will be calculated by converting the number of New Newcrest Shares or the amount of cash (as applicable) they would have otherwise received. For this purpose, New Newcrest Shares will be valued at the Newcrest VWAP.

To the extent that valid Maximum Share Consideration elections and Maximum Cash Consideration elections cannot be satisfied in full, they will be scaled-back on a pro-rata basis. This may mean that Scheme Participants making a valid election to receive either the Maximum Share Consideration or the Maximum Cash Consideration may receive an outcome that is between the maximum of their election and what they would have received had they elected to receive Mixed Consideration.

If an LGL Shareholder elects to receive the Mixed Consideration, the number of New Newcrest Shares issued to that LGL Shareholder as Share Consideration will not depend on the Newcrest VWAP. If an LGL Shareholder elects to receive the Maximum Cash Consideration or Maximum Share Consideration, the number of New Newcrest Shares and the amount of cash they receive will be a function of the Newcrest VWAP (see above).

The outcome of the Scheme Consideration elections will be announced to ASX, POMSoX and NASDAQ by LGL and Newcrest as soon as possible following the Record Date.

How will fractional entitlements to shares be treated?	If the number of LGL Shares an LGL Shareholder holds on the Record Date means that their aggregate entitlement to New Newcrest Shares is not a whole number, then any fractional entitlement to New Newcrest Shares of 0.5 or more will be rounded up to the nearest whole number and any fractional entitlement of less than 0.5 will be rounded down.

When will the Scheme Consideration be provided?	If the Scheme is implemented, the Scheme Consideration will be provided to the Scheme Participants on or following the Implementation Date in accordance with the Scheme. As at the date of this Scheme Booklet, the Implementation Date is expected to be 13 September 2010.

Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders should refer to section 5.15 for further details about the timing for payment of the consideration they will receive.

Lihir Gold Limited Scheme Booklet	25

QUESTION	ANSWER
How will the Share Consideration be provided?	New Newcrest Shares will be issued on the Implementation Date. Confirmations of issue for New Newcrest Shares will be sent by prepaid post to the relevant Scheme Participants’ addresses as shown in the LGL Register at the Record Date as soon as possible following implementation of the Scheme, and in any event, within five Business Days after the Implementation Date.

How will the Cash Consideration be paid?	Cheques for the Cash Consideration will be despatched by prepaid post to the relevant Scheme Participants’ addresses as shown in the LGL Register at the Record Date within five Business Days after the Implementation Date.

How will overseas LGL Shareholders be treated under the Scheme?	If an LGL Shareholder’s address as shown in the LGL Register is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (certain LGL Shareholders only — see section 14.14(a)), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, they may be an Ineligible Overseas Shareholder for the purposes of the Scheme and may not be able to receive New Newcrest Shares under the Scheme.

The Scheme will apply to Ineligible Overseas Shareholders that are not able to receive New Newcrest Shares under the Scheme in the exact same way as it applies to all other LGL Shareholders (including the ability to vote at the Scheme Meeting and the ability to make a Scheme Consideration election), save that New Newcrest Shares to which the Ineligible Overseas Shareholder would otherwise have been entitled to receive under the Scheme will be issued to the Sale Agent as Newcrest’s nominee rather than to the Ineligible Overseas Shareholder. The Sale Agent will sell those New Newcrest Shares on-market together with all the New Newcrest Shares subject to the Cash Out Facility and remit the gross proceeds to Newcrest. Newcrest will then remit the proportionate proceeds from that sale to the Ineligible Overseas Shareholder, without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority). Please see section 5.15 for further details.

If an Ineligible Overseas Shareholder makes a Maximum Cash Consideration election and that election is able to be satisfied in full, then the Ineligible Overseas Shareholder will receive cash only and the above process regarding New Newcrest Shares will not apply to that Ineligible Overseas Shareholder. Any Cash Consideration payable to Ineligible Overseas Shareholders (other than with respect to the sale of New Newcrest Shares under the Sale Agent process referred to above) will be paid by cheque despatched within five Business Days after the Implementation Date.

If an Ineligible Overseas Shareholder does not wish to have the Sale Agent sell New Newcrest Shares as described above, they can choose to not participate in the Scheme by selling their LGL Shares before the Effective Date (expected to be 30 August 2010).

Section 14.14 contains further detail regarding the entitlements of overseas LGL Shareholders.

4 Frequently asked questions continued	26

QUESTION	ANSWER
Is there a cash out facility for LGL Shareholders who would otherwise receive a small holding of New Newcrest Shares under the Scheme?	An LGL Shareholder may make an Unmarketable Parcel Election when completing their Scheme Consideration election. If they do so they will be an Electing Unmarketable Parcel Shareholder and, in the event that they would receive 14 New Newcrest Shares or less under the Scheme, all the New Newcrest Shares that they would have otherwise received will instead be issued to the Sale Agent. The Sale Agent will sell those New Newcrest Shares (together with all New Newcrest Shares which would otherwise be issued to Ineligible Overseas Shareholders and other Electing Unmarketable Parcel Shareholders) on-market and remit the gross proceeds to Newcrest. Newcrest will then remit the proportionate proceeds from that sale to the LGL Shareholder, without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority).

An LGL Shareholder who holds no more than 122 LGL Shares as at the Record Date and who elects to receive the Mixed Consideration would receive 14 New Newcrest Shares or less under the Scheme. An LGL Shareholder who holds more than 122 LGL Shares as at the Record Date may also receive 14 New Newcrest Shares or less under the Scheme if they elect to receive the Maximum Cash Consideration, but their election is scaled back.

Refer to section 5.15 for further details about this facility.

When can LGL Shareholders start trading their New Newcrest Shares?	Once the Scheme becomes Effective, trading in New Newcrest Shares issued under the Scheme is expected to commence on ASX and POMSoX on 31 August 2010 on a deferred settlement basis. Once confirmations of issue for New Newcrest Shares have been issued (which must occur within five Business Days after implementation of the Scheme), trading in New Newcrest Shares on ASX and POMSoX will commence on a normal settlement basis (assuming the New Newcrest Shares are granted quotation on ASX and POMSoX). Newcrest has stated that it does not intend to list its ADRs on NASDAQ or any other US national securities exchange after the Scheme is implemented. See sections 9.3(c) and 14.9 for additional information.

If Scheme Participants trade in their New Newcrest Shares during the deferred settlement period and prior to receipt of their confirmation of issue, they do so at their own risk, as the exact amount of New Newcrest Shares that will be issued to Scheme Participants if the Scheme is implemented will not be determined until the Implementation Date (other than those Scheme Participants that make Mixed Consideration elections, whose allocation of New Newcrest Shares is fixed).

Will LGL Shareholders have to pay any brokerage or stamp duty on the transfer of their Scheme Shares under the Scheme?	No brokerage or stamp duty will be payable by Scheme Participants on the transfer of their Scheme Shares under the Scheme or the receipt by Scheme Participants of the Scheme Consideration.

If LGL Shareholders dispose of their LGL Shares before the Implementation Date or dispose of their New Newcrest Shares, including on a deferred settlement basis, they may have to pay brokerage.

Lihir Gold Limited Scheme Booklet	27

QUESTION	ANSWER
How will entitlements under the LGL Executive Share Plan be treated under the Scheme?	The LGL Board has determined that, if LGL Shareholders approve the Scheme at the Scheme meeting, pro-rata entitlements to unvested share rights issued under the LGL Executive Share Plan will vest (calculated by reference to the scheduled Implementation Date), and participants will receive LGL Shares which will be acquired by Newcrest under the Scheme. See section 15.7 for further information.

How will entitlements under the LGL Employee Share Ownership Plan be treated under the Scheme?	The LGL Shares granted under the LGL Employee Share Ownership Plan will vest on the Effective Date and will be acquired by Newcrest under the Scheme. See section 15.7 for further information.

Scheme Meeting, voting and approval

When and where will the Scheme Meeting be held?	The Scheme Meeting will be held at 11.00am on 23 August 2010 at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea.

What voting majority is required to approve the Scheme?	The Scheme cannot be implemented unless it is approved by the Required Majority of LGL Shareholders at the Scheme Meeting. The Required Majority of LGL Shareholders is at least 75% of the total number of votes cast on the Resolution at the Scheme Meeting by LGL Shareholders voting in person, by proxy, by attorney or, in the case of corporate LGL Shareholders, by a corporate representative.

Who is entitled to vote?	Each LGL Shareholder who is registered on the LGL Register as at 7.00pm on 21 August 2010 is entitled to attend and vote at the Scheme Meeting. The Notice of Meeting is set out in Attachment A to this Scheme Booklet. For further details regarding voting entitlement, and voting by proxy, attorney or corporate representative, see section 3.

LGL ADS holders should refer to section 14.15 of this Scheme Booklet for voting information applicable to them.

Is voting compulsory? Should LGL Shareholders vote?	Voting is not compulsory. However, LGL Shareholders should exercise their right to vote as each LGL Share is equally important in determining whether the Scheme will be implemented.

Approval of the Scheme by the Required Majority of LGL Shareholders at the Scheme Meeting is required in order for the Scheme to be implemented. Further information on how to vote is set out in section 3.

If LGL Shareholders wish to vote on the Scheme, how do they vote?	LGL Shareholders can vote at the Scheme Meeting: • in person; • by proxy; or

• by attorney.

Corporate LGL Shareholders can vote at the Scheme Meeting through a corporate representative.

See section 3 for further information on how to vote. The Proxy Form for the Scheme Meeting accompanies this Scheme Booklet.

4 Frequently asked questions continued	28

QUESTION	ANSWER
Are Newcrest Shareholders entitled to vote?	No, only LGL Shareholders are entitled to vote at the Scheme Meeting. Any person who holds both Newcrest Shares and LGL Shares will be entitled to vote their LGL Shares at the Scheme Meeting.

How will the LGL Directors be voting?	Each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme, in the absence of a Superior Proposal.

What if LGL Shareholders cannot or do not wish to attend the Scheme Meeting?	If an LGL Shareholder cannot attend the Scheme Meeting to be held on 23 August 2010 in person, they should complete and return the Proxy Form enclosed with this Scheme Booklet.

Proxy Forms must be completed and received by the LGL Registry by 11.00am on 21 August 2010.

For further details regarding voting at the Scheme Meeting and submitting the Proxy Form, see section 3.

What happens if LGL Shareholders vote against the Scheme or do not vote?	If an LGL Shareholder does not vote, or votes against the Scheme, then the Scheme may not be approved. The Scheme cannot be implemented unless it is approved by the Required Majority of LGL Shareholders at the Scheme Meeting.

If the Scheme is not implemented, the benefits in section 6.1(d) will not be realised and the LGL Share price may fall.

However, even if an LGL Shareholder does not vote or votes against the Scheme, this does not mean that the Scheme will not be approved.

If the Scheme is approved by the Required Majority of LGL Shareholders at the Scheme Meeting, and by the Court at the Second Court Hearing, and if the conditions precedent to the implementation of the Scheme are satisfied (or waived, where permitted), then the Scheme will be implemented. All LGL Shares will be transferred to Newcrest and Scheme Participants will receive their Scheme Consideration regardless of whether they voted against the Scheme or did not vote at all.

Even if an LGL Shareholder votes against the Scheme or does not vote at all, they should still submit an Election Form. If a Scheme Participant does not make a valid Scheme Consideration election they will be deemed to have made a valid Maximum Share Consideration election and accordingly, will receive the Maximum Share Consideration for each LGL Share they hold if the Scheme is implemented. Further information about the Scheme Consideration alternatives is detailed in section 5.4.

When will the results of the Scheme Meeting be available?	The results of the Scheme Meeting will be available shortly after the conclusion of that meeting and will be announced to ASX, POMSoX and NASDAQ once available. The results will also be published on the LGL website (www.lglgold.com) soon after the Scheme Meeting.

What steps are required after the Scheme Meetings?	If the Scheme is approved by the Required Majority of LGL Shareholders at the Scheme Meeting, LGL will make an application to the Court to approve the Scheme. Section 14 contains further details of the implementation steps and approvals required, and section 15.20 sets out certain other conditions precedent that must be satisfied (or waived, where permitted), before the Scheme can be implemented.

Lihir Gold Limited Scheme Booklet	29

QUESTION	ANSWER
Other questions

Can LGL Shareholders sell their LGL Shares now?	Yes. LGL Shareholders can sell their LGL Shares on-market at any time before 4.00pm on the Effective Date, which is currently expected to be 30 August 2010.

Holders of LGL ADSs traded on NASDAQ should note that, because of time zone differences, the last time that LGL ADSs can be traded on that market, subject to the Scheme becoming Effective, will be the close of trading on 27 August 2010, New York time.

However, if LGL Shareholders sell their LGL Shares prior to 4.00pm on the Effective Date, they will not be entitled to receive the Scheme Consideration if the Scheme is implemented.

If the Scheme becomes Effective:

• LGL Shares will be suspended from trading on ASX and POMSoX at the close of trading on the Effective Date; and

• LGL ADSs will cease trading on NASDAQ at the close of trading on 27 August 2010, New York time.

If the Scheme becomes Effective, no transfers in respect of LGL Shares the subject of the Scheme will be registered after the Record Date, expected to be 7.00pm on 6 September 2010.

What are the Australian, PNG, US and UK tax consequences of the Scheme for LGL Shareholders?	Section 10 provides a general description of the material Australian, PNG, US and UK taxation consequences of the Scheme for LGL Shareholders.

LGL Shareholders should consult with their own independent tax adviser regarding the consequences of acquiring, holding or disposing of LGL Shares and Newcrest Shares in light of current tax laws and their particular investment circumstances and anticipated future circumstances.

Holders of LGL Shares subject to tax laws of other countries are cautioned that this Scheme Booklet does not contain any advice regarding the tax consequences of the Scheme for LGL Shareholders under those tax laws. Such holders are advised to contact their accountant or other professional tax adviser regarding the tax effects of the Scheme on their particular circumstances.

What is Newcrest’s dividend policy?	Newcrest reviews its results each half year and determines an appropriate level of dividend, taking into account the levels of profits for that half year, anticipated cash commitments and cash available for dividends. Further information about Newcrest’s dividend policy is available in section 8.8.

Will LGL Shareholders be entitled to the Newcrest dividend for the year ended 30 June 2010?	On the basis of LGL’s assurance to Newcrest that LGL is committed to implementing the Scheme in accordance with the Merger Implementation Agreement and the timetable contained in the Scheme Booklet, Newcrest has confirmed that, if the Newcrest Board resolves to pay a dividend in respect of the year ended 30 June 2010, the record date for that dividend will be after the Implementation Date (such that Scheme Participants who are issued New Newcrest Shares under the Scheme and who still hold those shares as at the record date for that dividend will receive that dividend). This confirmation is subject to the Scheme timetable not being delayed as a result of a breach by LGL of its obligations under the Merger Implementation Agreement.

Will LGL be declaring an interim dividend for the half year ended 30 June 2010?	If the Scheme proceeds according to the timetable contained in this Scheme Booklet, LGL will not recommend, declare or pay, or resolve to recommend, declare or pay, an interim dividend for the half year ended 30 June 2010.

4 Frequently asked questions continued	30

QUESTION	ANSWER
Is the Scheme subject to any conditions?	There are a number of conditions precedent that will need to be satisfied (or waived, where permitted) before the Scheme can be implemented. These are outlined in section 15.20.

As at the date of this Scheme Booklet, neither Newcrest nor LGL is aware of any circumstances which would cause any of the conditions precedent to the implementation of the Scheme not to be satisfied by the required date.

Who will manage the Merged Group following the Scheme?	Newcrest management will control the management of the Merged Group. Details of the Newcrest Board and senior management are set out in sections 8.18 and 8.19.

What happens if the Scheme is not approved or the conditions	If the Scheme is not approved by the Required Majority of LGL Shareholders at the Scheme Meeting or by the Court at the Second Court Hearing, or the conditions precedent outlined in section 15.20 are not satisfied (or waived, where permitted):
precedent to the Scheme are not satisfied?	• Scheme Participants will not receive the Scheme Consideration; • Scheme Shares will not be transferred to Newcrest and LGL Shareholders will retain their direct interest in LGL;

• LGL will continue to operate as an independent entity under the management of the current LGL Board and management;

• LGL Shareholders will continue to be exposed to the risks associated with an investment in LGL (see section 7.8 for further details); and

• the LGL Share price may fall.

What happens if a Superior Proposal is received by LGL?	Under the terms of the Merger Implementation Agreement, if LGL receives a Competing Proposal that it may consider to be superior to the Scheme and proposes to change, qualify or withdraw its recommendation that LGL Shareholders approve the Scheme, it must notify Newcrest five Business Days prior to doing so to allow Newcrest to propose a variation to the Scheme so that the Scheme would be superior to the Competing Proposal.

If a Superior Proposal is received by LGL, LGL Directors will carefully consider the proposal, announce it on ASX, POMSoX and NASDAQ, and advise LGL Shareholders of their recommendation.

When is the break fee payable?	Under the Merger Implementation Agreement, LGL must pay to Newcrest a break fee of US$60 million if certain specified events occur, including if the LGL Board or any LGL Director recommends or supports a Superior Proposal. Please refer to section 15.17 for an explanation of the triggers of the break fee.

Lihir Gold Limited Scheme Booklet	31

QUESTION	ANSWER
What are the forms accompanying this Scheme Booklet?	Enclosed with this Scheme Booklet are:

•    A Proxy Form – If an LGL Shareholder wishes to appoint a proxy in respect of the Scheme Meeting they should complete and sign the Proxy Form and return it to the LGL Registry in accordance with the instructions on the form so that it is received by no later than 11.00am on 21 August 2010 (or, if the Scheme Meeting is adjourned, at least 48 hours before the resumption of the Scheme Meeting in relation to the resumed part of the Scheme Meeting).

•    An Election Form – LGL Shareholders can use this form to make a Scheme Consideration election. To make a valid Scheme Consideration election using an Election Form, LGL Shareholders must complete the Election Form in accordance with the instructions set out in that form and return it to the LGL Registry. To be valid, the Election Form must be received by the LGL Registry or the online instruction form completed by no later than 9.00pm on 6 September 2010.

An LGL Shareholder who wishes to elect that, in the event that they would receive 14 New Newcrest Shares or less as consideration under the Scheme, those New Newcrest Shares instead be sold by the Sale Agent as described in section 5.15, should also submit an Election Form and select this option on the Election Form.

LGL Shareholders can also make a valid Scheme Consideration election or Unmarketable Parcel Election, or effect a change to a previous election, by logging on to the LGL website at www.lglgold.com and following the relevant instructions. To be valid, the online instruction must be completed by no later than 9.00pm on 6 September 2010.

If an LGL Shareholder does not make a valid Scheme Consideration election, they will be deemed to have elected the Maximum Share Consideration and, accordingly, will receive the Maximum Share Consideration for each Scheme Share they hold if the Scheme is implemented.

LGL Shareholders may complete an Election Form regardless of whether or not they intend to vote on, or in favour of, the Scheme.

LGL ADS holders will receive additional information regarding the Scheme, and how they may participate in the Scheme, from the LGL ADS Depositary. See Section 14.15 for additional information.

Further information

What if LGL Shareholders want further information?	If, after reading this Scheme Booklet, an LGL Shareholder has any questions about their LGL Shares or any other matter in this Scheme Booklet, they should call the LGL Shareholder information line on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time) Monday to Friday.

If an LGL Shareholder is in any doubt about what they should do or anything in this Scheme Booklet, they should consult their legal, investment, taxation or other professional adviser without delay.

SUMMARY OF THE SCHEME

32

SUMMARY OF THE SCHEME

5

Gold doré bar produced at Lihir Island.

Lihir Gold Limited Scheme Booklet	33
5.1 Background
On 4 May 2010, LGL and Newcrest announced that they had entered into the Merger Implementation Agreement. Under this agreement, LGL agreed to propose the Scheme to LGL Shareholders, which if implemented, will result in Newcrest acquiring all of the LGL Shares from the Scheme Participants in consideration for the Scheme Consideration. The Merger Implementation Agreement is included as Attachment B to this Scheme Booklet.
5.2 Scheme approval
The Scheme cannot be implemented unless it is approved by the Required Majority of LGL Shareholders at the Scheme Meeting and by the Court at the Second Court Hearing.
The Scheme Meeting will be held at 11.00am on 23 August 2010 at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea.
If the Scheme is approved by the Required Majority of LGL Shareholders at the Scheme Meeting, LGL will apply to the Court for an order approving the Scheme.
If the Court makes an order approving the Scheme, the Scheme will become Effective on the Effective Date and LGL and Newcrest will become bound to implement the Scheme in accordance with its terms.
5.3 Implementation of the Scheme
If the Scheme becomes Effective:
(a)	all Scheme Shares will be transferred to Newcrest;

(b)	each Scheme Participant will receive their Scheme Consideration from Newcrest in consideration for their Scheme Shares;

(c)	LGL will become a wholly-owned subsidiary of Newcrest; and

(d)	LGL will subsequently cease to be listed on ASX, POMSoX and NASDAQ.
5.4 Scheme Consideration
If the Scheme is implemented, Scheme Participants will receive the Scheme Consideration in consideration for their Scheme Shares.
Newcrest will also provide a limited mix and match facility in relation to the Scheme Consideration, giving each Scheme Participant greater flexibility in relation to the form in which they receive their Scheme Consideration. Under that limited mix and match facility, Scheme Participants may elect to maximise the amount of cash or the number of New Newcrest Shares they receive as Scheme Consideration.
Each Scheme Participant will be given the opportunity to elect to receive their Scheme Consideration in one of the following forms:
(a)	the Mixed Consideration – under which the Scheme Participant will receive one New Newcrest Share for every 8.43 LGL Shares and A$0.225 cash per LGL Share (less any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date); or

(b)	the Maximum Share Consideration – under which the Scheme Participant will receive all of their Scheme Consideration in New Newcrest Shares (subject to scale-back as set out below); or

(c)	the Maximum Cash Consideration – under which the Scheme Participant will receive all of their Scheme Consideration in cash (subject to scale-back as set out below).

5 Summary of the Scheme continued	34
If LGL Shareholders do not make a valid Scheme Consideration election, they will be deemed to have elected the Maximum Share Consideration.
LGL Shareholders do not need to return the Election Form or make an election online if they wish to receive the Maximum Share Consideration.
LGL Shareholders may make a Scheme Consideration election regardless of whether or not they intend to vote on, or in favour of, the Scheme.
All valid Mixed Consideration elections will be satisfied in full. Maximum Share Consideration elections and Maximum Cash Consideration elections will not affect the entitlements of those Scheme Participants who make a valid Mixed Consideration election.
The outcome of Maximum Share Consideration elections and Maximum Cash Consideration elections will depend on the amount of available New Newcrest Shares and cash after all Scheme Consideration elections have been received. The total number of New Newcrest Shares to be issued under the Scheme will not exceed 280,988,130 New Newcrest Shares,1 and the maximum amount of cash to be paid in aggregate by Newcrest under the Scheme will not exceed A$1.0 billion.
To the extent that valid Maximum Share Consideration elections and valid Maximum Cash Consideration elections can be satisfied in full, Scheme Participants who make (or are deemed to have made) a valid Maximum Share Consideration election will receive only New Newcrest Shares and Scheme Participants who make a valid Maximum Cash Consideration election will receive only cash. The number of New Newcrest Shares or the amount of cash they will receive in excess of the proportions set out in the Mixed Consideration will be calculated by converting the number of New Newcrest Shares or the amount of cash (as applicable) they would have otherwise received. For this purpose, New Newcrest Shares will be valued at the Newcrest VWAP.
To the extent that valid Maximum Share Consideration elections and valid Maximum Cash Consideration elections cannot be satisfied in full, they will be scaled back on a pro-rata basis. In those circumstances where a valid Scheme Consideration election cannot be satisfied in full, the Scheme Participant will receive the balance of their Scheme Consideration in cash (if Maximum Share Consideration is elected) or in New Newcrest Shares (if Maximum Cash Consideration is elected).
If the number of Scheme Shares that a Scheme Participant holds means that their aggregate entitlement to New Newcrest Shares is not a whole number, then any fractional entitlement to New Newcrest Shares of 0.5 or more will be rounded up to the nearest whole number and any fractional entitlement of less than 0.5 will be rounded down to the nearest whole number.2
Notes

1	This number may be increased to take account of the issue of any new LGL Shares under the LGL Executive Share Plan or the LGL Employee Share Ownership Plan.

2	Please also see section 3.8.

Lihir Gold Limited Scheme Booklet	35
The following table illustrates the implied value of a Mixed Consideration election at a range of illustrative Newcrest VWAPs.

	MIXED CONSIDERATION PER LGL SHARE
			NUMBER OF NEW	TOTAL SCHEME
NEWCREST VWAP (A$)	NOTES	CASH (A$)	NEWCREST SHARES	CONSIDERATION (A$)
$28.68	1	$0.225	0.1186	$3.63
$29.00		$0.225	0.1186	$3.67
$30.00		$0.225	0.1186	$3.78
$30.25		$0.225	0.1186	$3.81
$30.50		$0.225	0.1186	$3.84
$30.75		$0.225	0.1186	$3.87
$31.00		$0.225	0.1186	$3.90
$31.25		$0.225	0.1186	$3.93
$31.50		$0.225	0.1186	$3.96
$32.06	2	$0.225	0.1186	$4.03
$32.25		$0.225	0.1186	$4.05
$32.50		$0.225	0.1186	$4.08
$32.75		$0.225	0.1186	$4.11
$33.00		$0.225	0.1186	$4.14
$33.25		$0.225	0.1186	$4.17
$33.50		$0.225	0.1186	$4.20
$33.75		$0.225	0.1186	$4.23
$33.96	3	$0.225	0.1186	$4.25
$34.00		$0.225	0.1186	$4.26
$34.25		$0.225	0.1186	$4.29
$34.50		$0.225	0.1186	$4.32
$34.75		$0.225	0.1186	$4.35
$35.00		$0.225	0.1186	$4.38
$36.00		$0.225	0.1186	$4.50
$37.00		$0.225	0.1186	$4.61
$38.00		$0.225	0.1186	$4.73
$39.37	4	$0.225	0.1186	$4.89
Notes

1	Minimum one day VWAP of Newcrest Shares in the 12 months prior to 21 July 2010.

2	Closing price of Newcrest Shares on 3 May 2010 (being the last trading day prior to the Announcement Date).

3	VWAP for the five days to 21 July 2010.

4	Maximum one day VWAP of Newcrest Shares in the 12 months prior to 21 July 2010.

5 Summary of the Scheme continued	36
By way of example, the following table, which is based on a Newcrest Share price of A$33.96 (representing the arithmetic average of the Newcrest Daily VWAPs over the five ASX Trading Days up to and including 21 July 2010) illustrates the impact on the Scheme Consideration received after scale-back under different scenarios for Mixed Consideration elections, Maximum Cash Consideration elections and Maximum Share Consideration elections (showing the implied value of the Scheme Consideration that would be received under each scenario).
For example, if total Scheme Consideration elections are equally divided between Mixed Consideration, Maximum Share Consideration and Maximum Cash Consideration (i.e. “Scenario A” demonstrated in the table below), the amount of cash received under a Maximum Cash Consideration election would be scaled back to A$1.04 per LGL Share, with the remaining A$3.21 to be in the form of New Newcrest Shares.

	SCENARIO A	SCENARIO B	SCENARIO C	SCENARIO D
ELECTIONS (% LGL SHARES OUTSTANDING)[1]
Mixed Consideration	33%	10%	10%	0%
Maximum Share Consideration	33%	10%	80%	96%
Maximum Cash Consideration	33%	80%	10%	4%
MIXED CONSIDERATION ELECTION
Cash	$0.225	$0.225	$0.225	$0.225
New Newcrest Shares	$4.03	$4.03	$4.03	$4.03
Total Scheme Consideration	$4.25	$4.25	$4.25	$4.25
MAXIMUM SHARE CONSIDERATION ELECTION
Cash	$0.00	$0.00	$0.00	$0.057
New Newcrest Shares	$4.25	$4.25	$4.25	$4.20
Total Scheme Consideration	$4.25	$4.25	$4.25	$4.25
MAXIMUM CASH CONSIDERATION ELECTION
Cash	$1.04	$0.50	$4.00	$4.25
New Newcrest Shares	$3.21	$3.75	$0.26	$0.00
Total Scheme Consideration	$4.25	$4.25	$4.25	$4.25
Note

1	Excludes the issue of any new LGL Shares under the LGL Executive Share Plan.
LGL Shareholders should be aware that the implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares. Additionally, the value of the Scheme Consideration will be adjusted down by the value of any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date.

Lihir Gold Limited Scheme Booklet	37
If the Scheme proceeds according to the timetable contained in the Scheme Booklet, then LGL will not declare or pay an interim dividend for the half year ended 30 June 2010. On the basis of LGL’s assurance to Newcrest that LGL is committed to implementing the Scheme in accordance with the Merger Implementation Agreement and the timetable contained in the Scheme Booklet, Newcrest has confirmed that, if the Newcrest Board resolves to pay a dividend in respect of the year ended 30 June 2010, the record date for that dividend will be after the Implementation Date (such that Scheme Participants who are issued New Newcrest Shares under the Scheme and who still hold those shares as at the record date for that dividend will receive that dividend). This confirmation is subject to the Scheme timetable not being delayed as a result of a breach by LGL of its obligations under the Merger Implementation Agreement.
Scheme Participants who make (or are deemed to have made) a Maximum Share Consideration election or who make a Maximum Cash Consideration election will not know the precise number of New Newcrest Shares or amount of cash to be provided to them until after the Record Date. Given that the cash consideration is capped at A$1.0 billion and represents a smaller proportion of the total Scheme Consideration than the Scheme Shares, LGL Shareholders who make a Maximum Cash Consideration election may be scaled back. It is also possible that LGL Shareholders who make a Maximum Share Consideration election could be scaled back.
The Record Date is currently expected to be 7.00pm on 6 September 2010. LGL will announce the outcome of the Scheme Consideration elections as soon as possible following the Record Date. The announcement will be available from ASX’s website at www.asx.com.au or from LGL’s website at www.lglgold.com.
5.5 How to make a Scheme Consideration election
LGL Shareholders can use the Election Form to make a Scheme Consideration election. To make a valid Scheme Consideration election using an Election Form, LGL Shareholders must complete the Election Form that accompanies this Scheme Booklet in accordance with the instructions set out in the Election Form and return it in accordance with the instructions set out on the Election Form.
LGL Shareholders can also make a valid Scheme Consideration election by logging on to the LGL website at www.lglgold.com and following the relevant instructions.
To be valid, the Election Form must be received by the LGL Registry or the online instruction completed, by no later than 9.00pm on 6 September 2010.
Scheme Participants that do not make a valid Scheme Consideration election will be deemed to have made a valid Maximum Share Consideration election for the purposes of determining their Scheme Consideration.
A Scheme Participant’s entitlement to Scheme Consideration will be calculated on the basis of their registered holding, not any beneficial interest in the relevant Scheme Shares.
Before making a Scheme Consideration election, LGL Shareholders should consider their personal tax position and other circumstances and, if they are in any doubt about what they should do or anything in this Scheme Booklet, they should consult with their legal, investment, taxation or other professional adviser without delay.
The LGL Directors unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration. Please refer to section 5.11 for further details.
LGL Shareholders may change their Scheme Consideration election by logging on to the LGL website, at www.lglgold.com and following the relevant instructions by 9.00pm on 6 September 2010. If an LGL Shareholder cannot use the process on the LGL website, they can request a replacement Election Form. Replacement Election Forms can be obtained by visiting www.investorcentre.com and following the prompts, or by contacting the LGL Shareholder information line on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time) Monday to Friday.

5 Summary of the Scheme continued	38
The last valid Election Form received from an LGL Shareholder by the LGL Registry or valid online instruction completed by an LGL Shareholder by 9.00pm on 6 September 2010 will be used for the purposes of determining the election of that LGL Shareholder.
Scheme Consideration elections need to be made for each separate registered holding. A valid Election Form will apply to all the LGL Shares held by an LGL Shareholder in the relevant registered holding as at the Record Date.
An LGL Shareholder who LGL accepts as holding one or more parcels of LGL Shares as trustee or nominee for, or otherwise on account of, another person, may make separate elections in relation to each of those parcels of LGL Shares, and an election made in respect of one such parcel shall not be taken to extend to the other parcels. Otherwise, if an LGL Shareholder makes a Scheme Consideration election in respect of some of their LGL Shares and another Scheme Consideration election in respect of other LGL Shares, or makes no election in respect of the remainder of their LGL Shares, the LGL Shareholder will be deemed to have elected the Maximum Share Consideration in respect of all of their LGL Shares.
Trustees and nominees must establish sufficient distinct holdings in the LGL Register to cater for their underlying client’s Scheme Consideration election instructions. On each of these separate holdings, the trustee or nominee must make a distinct election in respect of the Scheme Consideration. Each election and holding will serve as the point for the aggregation of a trustee’s or nominee’s underlying client instructions. Trustees and nominees must arrange their holdings by the Record Date, taking into account the cut-off time and date and the method of transfer available to them.
5.6 Ineligible Overseas Shareholders
An LGL Shareholder whose address as shown in the LGL Register is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (certain LGL Shareholders only — see section 14.14(a)), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, may not be able to receive New Newcrest Shares under the Scheme and may be an Ineligible Overseas Shareholder for the purposes of the Scheme.
The Scheme will apply to Ineligible Overseas Shareholders that are not able to receive New Newcrest Shares under the Scheme in the exact same way as it applies to all other LGL Shareholders (including the ability to vote at the Scheme Meeting and the ability to make a Scheme Consideration election), save that the New Newcrest Shares to which the Ineligible Overseas Shareholder would otherwise have been entitled under the Scheme will be issued to the Sale Agent rather than to the Ineligible Overseas Shareholder. Please see section 5.15 for further details on the Sale Agent process.
If an Ineligible Overseas Shareholder makes a Maximum Cash Consideration election and that election is able to be satisfied in full, then the Ineligible Overseas Shareholder will receive cash only and the above process regarding New Newcrest Shares will not apply to that Ineligible Overseas Shareholder.
Section 14.14 contains further detail regarding the entitlements of overseas LGL Shareholders.
5.7 Cash Out Facility for certain LGL Shareholders
An LGL Shareholder may elect that, in the event that they would receive 14 Newcrest Shares or less as consideration under the Scheme, those New Newcrest Shares instead be sold by the Sale Agent, as described in section 5.15. An LGL Shareholder who holds no more than 122 LGL Shares as at the Record Date and who elects to receive the Mixed Consideration would receive 14 New Newcrest Shares or less under the Scheme. An LGL Shareholder who holds more than 122 LGL Shares as at the Record Date may also receive 14 New Newcrest Shares or less under the Scheme if they elect to receive the Maximum Cash Consideration, but their election is scaled back. Refer to section 5.15 for further details about the Cash Out Facility.

Lihir Gold Limited Scheme Booklet	39
5.8 Factors relevant to Scheme Consideration election
The following factors may be relevant to an LGL Shareholder’s decision as to which Scheme Consideration election to make:

ELECTION	ADVANTAGES	DISADVANTAGES
Mixed Consideration	• Share in the ongoing benefits of combining the two companies.	• Exposure to the risks associated with holding New Newcrest Shares.

•    Australian and UK resident Scheme Participants may obtain scrip-for-scrip Australian and UK capital gains tax roll-over relief to the extent they receive New Newcrest Shares in consideration for the transfer of their Scheme Shares. Refer to section 10 for further information.
• Exposure to risks of equity markets.

• Provides certainty as to the form of Scheme Consideration received, including immediate liquidity on the cash component of that Scheme Consideration.

Maximum Share Consideration	• Increased opportunity to share in the ongoing benefits of combining the two companies.	• Increased exposure to the risks associated with holding New Newcrest Shares.

•    Australian and UK resident Scheme Participants may obtain scrip-for-scrip Australian and UK capital gains tax roll-over relief to the extent they receive New Newcrest Shares in consideration for the transfer of their Scheme Shares. Refer to section 10 for further information.
• Exposure to risks of equity markets.

Maximum Cash Consideration	• Provides immediate liquidity on all or a greater proportion of the Scheme Participant’s holding of Scheme Shares.	• Reduced exposure to the ongoing benefits of combining the two companies.

	• Reduced exposure to the risks associated with holding New Newcrest Shares. • Reduced exposure to risks of equity markets.	• For Australian resident Scheme Participants, no Australian roll-over relief on the cash component of the Scheme Consideration.
5.9 Implied value of the Scheme Consideration
The implied value of the Scheme Consideration was A$4.03 per LGL Share based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010 (being the last ASX Trading Day prior to the Announcement Date).
The implied value of the Scheme Consideration was A$4.18 per LGL Share based on the closing price of Newcrest Shares on ASX of A$33.31 on 21 July 2010 (being the last ASX Trading Day prior to the date of this Scheme Booklet).
LGL Shareholders should be aware that the implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares.
Additionally, the Scheme Consideration will be reduced by the value of any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date.

5 Summary of the Scheme continued	40
If the Scheme proceeds according to the timetable contained in the Scheme Booklet, then LGL will not declare or pay an interim dividend for the half year ended 30 June 2010. On the basis of LGL’s assurance to Newcrest that LGL is committed to implementing the Scheme in accordance with the Merger Implementation Agreement and the timetable contained in the Scheme Booklet, Newcrest has confirmed that, if the Newcrest Board resolves to pay a dividend in respect of the year ended 30 June 2010, the record date for that dividend will be after the Implementation Date (such that Scheme Participants who are issued New Newcrest Shares under the Scheme and who still hold those shares as at the record date for that dividend will receive that dividend). This confirmation is subject to the Scheme timetable not being delayed as a result of a breach by LGL of its obligations under the Merger Implementation Agreement.
5.10 Timing for provision of the Scheme Consideration
The Scheme Consideration will be provided to Scheme Participants in accordance with the Scheme on or following the Implementation Date, which is currently expected to be 13 September 2010. Please refer to sections 14.4, 14.5 and 14.6 for information in relation to the provision of the Scheme Consideration by Newcrest.
5.11 LGL Board recommendation
The LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal. The LGL Directors also unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration.
Each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme, in the absence of a Superior Proposal.
5.12 Independent Expert’s Report
The Independent Expert has concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.
The Independent Expert’s Report is set out in section 11, and LGL Shareholders should read it in full as part of their consideration of the Scheme.
5.13 Conditions precedent to the Scheme
Implementation of the Scheme is subject to a number of conditions precedent and regulatory approvals. As at the date of this Scheme Booklet, neither Newcrest nor LGL is aware of any reason why any of these conditions precedent will not be satisfied by the required date. These conditions precedent include:
(a)	the Scheme being approved by the Required Majority of LGL Shareholders at the Scheme Meeting;

(b)	the Scheme being approved by the Court at the Second Court Hearing;

(c)	no LGL Regulated Event or LGL Material Adverse Change occurring;

(d)	no Newcrest Regulated Event or Newcrest Material Adverse Change occurring;

(e)	no Superior Proposal being announced and recommended by the LGL Board;

(f)	all necessary Regulatory Approvals being obtained; and

(g)	all required consents, waivers and releases of liability required under Key Material Contracts being obtained.
An application for FIRB approval was made by Newcrest, and FIRB notified Newcrest on 17 July 2010 that it has no objections to the proposal in terms of the Australian Government’s foreign investment policy.
Please refer to section 15.20 for further details.
5.14 Australian, PNG, US and UK tax consequences
All LGL Shareholders should seek their own independent tax advice in relation to the consequences of the Scheme.
(a)	Australian tax consequences

Australian tax consequences for LGL Shareholders are set out in section 10.1.

(b)	PNG tax consequences

PNG tax consequences for LGL Shareholders are set out in section 10.2.

(c)	US tax consequences

US tax consequences for LGL Shareholders are set out in section 10.3.

(d)	UK tax consequences

UK tax consequences for LGL Shareholders are set out in section 10.4.

Lihir Gold Limited Scheme Booklet	41
5.15 Sale of New Newcrest Shares by Sale Agent
Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders will not receive New Newcrest Shares. Instead, the New Newcrest Shares that would otherwise have been issued to Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders will be issued to the Sale Agent on the Implementation Date.
Newcrest will:
(a)	procure that the Sale Agent sells all the New Newcrest Shares issued to the Sale Agent; and

(b)	as soon as reasonably practicable, procure the remittance to the Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders of their proportionate share of the gross proceeds of sale without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions of tax required by law or any revenue authority). Receipt of this amount will satisfy in full the rights of each Ineligible Overseas Shareholder and Electing Unmarketable Parcel Shareholder to the Share Consideration component of the Scheme Consideration.
For each New Newcrest Share to which an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder would otherwise receive under the Scheme, the shareholder will receive an amount equivalent to the average price per New Newcrest Share obtained by the Sale Agent (which may be more or less than the actual price that is received by the Sale Agent for that particular New Newcrest Share).
Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders will be paid the sale proceeds, without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority). The New Newcrest Shares issued to the Sale Agent will be sold on ASX in such manner and at such price and on such other terms as the Sale Agent determined in good faith (and at the risk of the Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders).
The market price of Newcrest Shares is subject to change from time to time and LGL, Newcrest and the Sale Agent give no assurance as to the price that will be achieved for the sale of New Newcrest Shares described above. The proceeds that Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders will be paid may be more or less than the current market value of Newcrest Shares. Up to date information regarding the market price of Newcrest Shares on ASX is available from Newcrest’s website at www.newcrest.com.au and ASX’s website at www.asx.com.au.
The proportionate net proceeds of the sale of the New Newcrest Shares will be paid to each relevant Scheme Participant as soon as reasonably practicable following the sale of such shares by the Sale Agent, in the form of a cheque drawn in Australian currency.
If the relevant Scheme Participant’s whereabouts are unknown as at the Record Date, the cash consideration will be paid into a separate bank account and held until claimed or applied under laws dealing with unclaimed moneys.
5.16 No brokerage or stamp duty payable
No brokerage or stamp duty will be payable by Scheme Participants on the transfer of their Scheme Shares under the Scheme or the receipt by them of their Scheme Consideration.
Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders will be paid the sale proceeds of any sale of New Newcrest Shares they would otherwise receive sold by the Sale Agent, without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority).
If LGL Shareholders dispose of their LGL Shares before the Implementation Date or dispose of their New Newcrest Shares, including on a deferred settlement basis, they may have to pay brokerage.

42

MATTERS RELEVANT TO THE VOTE ON THE SCHEME

6

The Mount Rawdon process plant in Queensland, Australia.

matters relevant to the vote on the scheme The Mount Rawdon process plant in Queensland, Australia.

Lihir Gold Limited Scheme Booklet	43
6.1 Reasons to vote in favour of the Scheme
(a) Directors’ recommendation
For the reasons set out below, the LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal. The LGL Directors also unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration.
Each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme, in the absence of a Superior Proposal.
Further details about the interests of the LGL Directors in LGL Shares are set out in section 15.1.
While the LGL Directors acknowledge reasons to vote against the Scheme, they believe the advantages of the Scheme significantly outweigh the disadvantages.
(b) Independent Expert’s conclusion
Grant Samuel & Associates Pty Limited was appointed by the LGL Board as the Independent Expert to assess the merits of the Scheme. The Independent Expert’s Report is set out in section 11. The report contains the evaluation of the Scheme, and sets out the Independent Expert’s opinion and conclusions.
The Independent Expert has concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.
In arriving at this conclusion, the Independent Expert assessed the following considerations:
•	the relative contributions of LGL and Newcrest to the Merged Group;

•	the estimated value of the Scheme Consideration (which the Independent Expert estimates to be A$4.20–A$4.32 per LGL Share based on Newcrest’s recent trading prices) compared to the underlying value of LGL, which the Independent Expert estimates to be A$4.28–A$4.83 per LGL Share;
•	the Independent Expert noted that the Scheme Consideration is fair (albeit marginally) on the basis of a comparison of these valuation ranges. However, it acknowledged the inherent uncertainties in the theoretical valuation methodology it used to determine the underlying value of LGL and therefore notes that conclusions as to fairness based on theoretical valuation analysis should be treated with caution;

•	in this regard, the Independent Expert notes that, on one view, LGL’s competitive sale process described above will provide the best possible evidence of LGL’s current underlying value. If LGL’s competitive sale process does not result in a superior proposal, the Independent Expert believes there are strong market based grounds to conclude that the Scheme Consideration is the highest value available to LGL Shareholders, represents full underlying value and is therefore by definition fair and reasonable; and
•	the Independent Expert’s view that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.
In arriving at its conclusion, the Independent Expert had regard to the possible effect of the Minerals Resource Rent Tax and the previously proposed Resource Super Profits Tax on Newcrest.
Furthermore, the Independent Expert is of the view that LGL’s share price is likely to fall, potentially significantly, if the proposal does not proceed (absent an alternative proposal).
LGL Shareholders are encouraged to read the Independent Expert’s Report in its entirety. It contains important information relevant to the Scheme.
(c) The Scheme Consideration represents a substantial premium over historical trading prices for LGL Shares
Based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, being the last ASX Trading Day prior to the Announcement Date, the implied value of the Scheme Consideration is A$4.03 per LGL Share, which represents:
•	a 32.9% premium to the closing price of LGL Shares on ASX on 31 March 2010, being the last ASX Trading Day prior to LGL announcing it had rejected a proposal from Newcrest (which it received on 29 March 2010);

•	a 33.3% premium to the one month VWAP of LGL Shares traded on ASX to 31 March 2010; and

•	a 35.4% premium to the three month VWAP of LGL Shares traded on ASX prior to 31 March 2010.

6 Matters relevant to the vote on the Scheme continued	44
Implied Premium of the Scheme Consideration to Recent Trading Prices of LGL Shares

Source: IRESS, LGL and Newcrest Company announcements.
Based on the closing price of Newcrest Shares on ASX of A$33.31 on 21 July 2010, being the last ASX Trading Day prior to the date of this Scheme Booklet, the implied value of the Scheme Consideration is A$4.18 per LGL Share. The implied value of the Scheme Consideration has been as high as A$4.50 per LGL Share1 and as low as A$3.83 per LGL Share2 since the Announcement Date and 21 July 2010.
With regard to the premium offered, the Independent Expert noted that between the announcement of Newcrest’s approach on 1 April 2010 and 13 July 2010, Newcrest’s shares underperformed global gold equities (in US$ terms) by around 10%, potentially reflecting among other factors the fall in the copper price over that period. Furthermore, the Independent Expert believes that, in the absence of Newcrest’s proposal, LGL shares would almost certainly have risen since 1 April 2010, reflecting the rise in the gold price and the fall in the Australian dollar over that period.
As a result, the Independent Expert concluded that while it is likely that the underperformance of Newcrest shares relative to other gold companies has reduced the effective premium provided by the consideration, the premium remains significant.
As the following chart illustrates, the implied value of the Scheme Consideration of A$4.03 per LGL Share (based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, being the last ASX Trading Day prior to the Announcement Date) exceeds the price at which LGL Shares have traded during the 12 month period ending on 31 March 2010.

Notes

1	Based on the closing price of Newcrest Shares on ASX of A$36.00 on 25 June 2010.

2	Based on the closing price of Newcrest Shares on ASX of A$30.38 on 5 May 2010.

Lihir Gold Limited Scheme Booklet	45
LGL Share price for the 12 Months Prior to 31 March 2010

Source: IRESS, Company announcements.
LGL Shareholders should be aware that the implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares. Please refer to sections 7.7 and 8.9 for the recent price history of LGL Shares and Newcrest Shares.
(d)	Scheme Participants will have the opportunity to participate in the strategic and financial benefits of the Merged Group
LGL Shareholders that receive New Newcrest Shares as part of their Scheme Consideration will have the opportunity to participate in the strategic and financial benefits of the Merged Group. Newcrest has identified in this section 6.1(d) the strategic and financial benefits of the Merged Group.
(i) Asia Pacific’s largest gold company and one of the world’s largest gold companies
The Merged Group will be amongst the world’s top five gold companies by Ore Reserves and Mineral Resources with potential for further upgrades and substantial production growth.
The Merged Group will be the largest Asia Pacific gold company and:
•	the fifth largest gold company in the world by gold reserves;

•	the fifth largest gold company in the world by gold resources;

•	the fifth largest gold producer in the world;

•	a world-class operator of long-life mines with three of the world’s top 15 producing gold mines.[1]

Note

[1]	Reserve and resource comparisons against third-party mines have been based on publicly available information. LGL Shareholders should note that these third parties may report under different reporting codes and using different assumptions in determining reserves and resources (for example, the forward price of gold or cut-off grades) than LGL or Newcrest.

6 Matters relevant to the vote on the Scheme continued	46
Gold reserves (Moz) of Global Gold Companies

Source: Company announcements.
Gold resources (Moz)1 of Global Gold Companies

Source: Bloomberg, Company announcements.

Note

1	Includes Measured, Indicated and Inferred Resources.

Lihir Gold Limited Scheme Booklet	47
Annual Gold Production (koz)1 of Global Gold Companies

Source: Company announcements.

Note

1	Data as at 31 December 2009. Kinross production is reported in Gold-Equivalent ounces and has been shown above as gold-only production by adjusting for contained silver based on the conversion factor disclosed in the 2009 Annual Report at page 37.
Gold Reserves (Moz) of the World’s Top 15 Producing Mines

Source: Company announcements.
(ii) Diversified portfolio of world-class assets
The Merged Group will benefit from having a larger and more diversified portfolio of high quality assets across a broader geographic region.
Combining Newcrest and LGL brings together a highly complementary portfolio of operating and development projects. Newcrest already holds significant assets in PNG and in Australia that will complement LGL’s operations in those countries.
Supplementing these operations are:
•	three key long-life producing assets with upside potential (Cadia, Lihir Island and Telfer);

•	four shorter-life operations (Gosowong, Bonikro, Mount Rawdon and Cracow);

•	significant brownfield growth potential (Gosowong, Bonikro and Hidden Valley);

•	two large established resource growth options (Wafi-Golpu and Namosi);

6 Matters relevant to the vote on the Scheme continued	48
•	significant greenfield growth potential in Côte d’Ivoire and Morobe Province, PNG;

•	complementary mix of pure gold and gold-copper assets; and

•	cash costs in the lowest quartile of the industry.[1]
The merger of Newcrest and LGL will also combine complementary skill sets to drive further value opportunities, including:
•	open pit, bulk underground and selective underground skills;

•	metallurgical expertise in flotation and refractory processing;

•	copper concentrate marketing skills;

•	strong technical expertise; and

•	proven exploration skills.
As the chart below illustrates, the Merged Group will have a strong geographic focus in the Asia Pacific region and regional opportunities in West Africa. This broader operational and geographic footprint should provide the Merged Group with a better diversified country risk profile.

Source: Company websites.

Note

[1] As at the three months ended 31 March 2010 and including expected synergies. Refer to section 6.1(d)(iv) – Lowest quartile position on the global cash cost curve.

Lihir Gold Limited Scheme Booklet	49
The Merged Group will have a diversified asset and geographic portfolio, with the following diversification breakdown:
•	No asset will represent more than 40% of the gold reserve base or more than 32% of combined 2009 gold production.

•	Australia will represent 53% of the combined gold reserve base and 48% of combined 2009 gold production.

•	PNG will represent 42% of the combined gold reserve base and 32% of combined 2009 gold production.

Source: Company announcements.
Pro Forma Gold Reserve Breakdown by Asset

Source: LGL and Newcrest company announcements.
Pro Forma Geographic Breakdown of Gold Production for 12 Months Ended 31 December 2009

Source: LGL and Newcrest company announcements.

6 Matters relevant to the vote on the Scheme continued	50

(iii)	Attractive growth profile
The Merged Group will benefit from a highly attractive growth profile through its existing organic growth pipeline, including the expansion potential at existing mines.
The Merged Group will have a pipeline of committed projects to deliver substantial growth over the next five years. Production is forecast to grow at a compound rate of around 6.0% per year to around 3.75 M ounces by FY2014. However, LGL Shareholders should refer to section 9.6 for the production and operation risks of the Merged Group.

Source:	Newcrest’s 2009 Full Financial Year Results Presentation filed with ASX on 17 August 2009, and LGL’s BMO Presentation of March 2010 filed with ASX on 1 March 2010.
LGL Shareholders are currently exposed to the ramp-up of production at Lihir Island through completion of the Million Ounce Plant Upgrade, and potential expansion of its West African operations. If the Scheme is implemented, LGL Shareholders will also participate in the production growth expected from Newcrest’s operations.
Newcrest has forecast a 40% increase in gold production and 30% increase in copper production over the next five years from existing brownfields expansion projects at Ridgeway Deeps, Cadia East, Hidden Valley, Telfer and Gosowong.1
In addition to the already committed projects, Newcrest has a suite of undeveloped deposits with the potential to grow into large, long-life projects. It is expected that this extensive pipeline of development and exploration projects will over time add significant value to shareholders of the Merged Group. These include:
•	Wafi-Golpu in PNG (currently 50% owned by Newcrest) with an existing resource base of 10.2 M ounces of gold and 1.8 M tonnes of copper and an exploration target in excess of 20 M ounces of gold and four M tonnes of copper for the region. Wafi-Golpu is expected to have a material resources upgrade by 30 June 2010;

•	within the Morobe province in PNG (currently 50% owned by Newcrest), Newcrest has a significant exploration footprint covering an area of over 3,200 square kilometres;

•	Namosi in Fiji (currently 69.94% owned by Newcrest), which has a total current resource of 5.7 M ounces of gold and 5.5 M tonnes of copper, has numerous targets that are scheduled to be drilled in the short term. Recent results have been promising with higher gold and copper grade intersections at Waivaka; and

•	the Telfer gold/copper mine in Western Australia, which has the potential to develop into a sizeable polymetallic region. Opportunities such as O’Callaghan’s polymetallic discovery should further reduce Telfer’s operating cost and continue to add longer-term value.
With Newcrest’s significant production and technical expertise in copper, the LGL Directors believe that the implementation of the Scheme will widen the range of growth and development opportunities open to shareholders of the Merged Group to include other undeveloped gold reserves around the world.

Note

1 Source: Newcrest’s 2009 Full Financial Year Results Presentation filed with ASX on 17 August 2009.

Lihir Gold Limited Scheme Booklet	51
(iv) Lowest quartile position on the global cash cost curve
The Merged Group will hold a portfolio of quality assets characterised by a favourable low-cost position. LGL expects its cash costs of production in 2010 to be below US$450 per gold ounce. Similarly, Newcrest has low cash cost operations with a cash cost of production for the nine months ended 31 March 2010 of A$349 per gold ounce, after by-product credits.
The Merged Group is expected to enjoy a strong position with relatively low cash costs when compared to the broader gold industry. With pro forma cash costs of US$346 per gold ounce for the Merged Group (for the three months ended 31 March 2010, including the expected synergies obtained from the implementation of the Scheme), the Merged Group would, for that period, have had costs in the industry’s lowest quartile. The Merged Group will also have the potential for further improvement through an enhanced focus on cost reduction and productivity improvements achieved by combining the complementary skill sets of Newcrest and LGL.
(v) Increased scale, financial strength and access to debt to capture future large-scale growth opportunities
The Merged Group will benefit from enhanced scale and scope as one of the world’s largest global gold producers.
With a market capitalisation of over A$24.5 billion,1 low gearing and strong operating cash flows, the Merged Group would have greater scale and financial capability to deliver superior financial performance and to increase access to debt to capture and invest in future large-scale growth opportunities and development.
Another benefit of increased scale would be an expected lower cost of funding for the Merged Group. The Merged Group would seek to maintain gearing levels commensurate with a strong investment grade credit rating, which should result in improved debt funding spreads. Access to all other capital markets is also expected to improve, with the increased size, diversity and liquidity of the Merged Group also potentially reducing the cost of capital.
The Merged Group is also expected to benefit from increased scale through stronger relationships with the different stakeholders involved in the operations of the Merged Group, including suppliers of consumables and mining service providers. By being in a position to offer enhanced career development and advancement opportunities, the Merged Group is expected to be more competitive in the attraction and retention of high-quality staff.
(vi) Potential synergies
The Merged Group is expected to benefit from cash cost savings from potential synergies to be achieved in the short term, estimated at A$85 million per year pre tax, which represents approximately 4% of the combined cost base of LGL and Newcrest.
Integration of the two companies is expected to result in natural synergies that would be delivered through:
•	logistics and supply chain efficiencies;

•	fleet and equipment maintenance costs;

•	proven approaches to productivity improvement;

•	ability to sharpen the focus of the projects and exploration spend;

•	lower funding costs; and

•	removal of duplicated corporate costs.

Note

1	Combined market capitalisation equal to the sum of the Newcrest market capitalisation and the value of the equity component of the Scheme Consideration based on the Newcrest closing share price on 3 May 2010.

6 Matters relevant to the vote on the Scheme continued	52
(vii) Strong operational and management capabilities to drive further value opportunities
The Merged Group will benefit from sharing of the knowledge base, management expertise and technical, industry, development and operating skills of Newcrest and LGL, which will provide a solid base for the long-term optimisation of the combined portfolio of assets, including:
•	open pit, bulk surface and underground mining expertise, as well as selective underground mining techniques;

•	recognised strength in low-cost, fast underground development rates;

•	metallurgical expertise in flotation and refractory gold ore processing;

•	expertise in exploration;

•	significant production and technical expertise in developing gold-copper porphyries and marketing copper concentrates. The combination of Newcrest and LGL will facilitate the development of future gold-copper opportunities, widening the growth opportunities available to the Merged Group;

•	strong technical expertise with a focus on innovation and automation and leading industry knowledge of bulk underground mining methods, specifically sub-level and block caving;

•	maintenance focus delivering cost reductions and productivity improvements;

•	recognised industry leaders in greenfield and brownfield exploration; and

•	valuable experience in PNG, in particular in relation to approach to community, environment and relations with the PNG Government.
(viii) Increased liquidity of Newcrest Shares and potential for re-rating as a result of increased scale
The Merged Group will benefit from being a larger, more liquid company.
With a pro forma market capitalisation of approximately A$24.5 billion at the Announcement Date and A$25.5 billion at the last ASX Trading Day prior to the date of this Scheme Booklet, the Merged Group would be a top 15 S&P ASX listed entity. Its revised index position, combined with it being the leading Asia Pacific gold major, with enhanced scale, coverage and recognition, should increase its stock market appeal and is likely to result in stronger investment support from both Australian and Asian investors, improved liquidity and potential re-rating to a level similar to that of other global gold majors.
Index Weighted Market Capitalisation (A$m) of Largest ASX Listed Companies

Source: Iress, company announcements.
Merged market capitalisation based on pro forma number of Newcrest shares and Newcrest closing price of A$33.31 as at 21 July 2010.

Lihir Gold Limited Scheme Booklet	53
Market Capitalisation (A$m) of Gold Majors

Note: Reflects total market capitalisation (not free float). Source: Factset, company announcements.
(e) The price of LGL Shares may fall if the Scheme is not approved
If the Scheme is not approved, the price of LGL Shares may fall (in the absence of a Superior Proposal) given the LGL Share price increased significantly on the announcement of the Newcrest initial proposal and has subsequently tracked the Newcrest Share price on a basis consistent with the terms of the recommended proposal.
6.2 Reasons to vote against the Scheme
(a) LGL Shareholders may not agree with the LGL Directors’ unanimous recommendation or the Independent Expert’s conclusion
LGL Shareholders may believe that the Scheme is not in the best interests of LGL Shareholders notwithstanding the LGL Directors’ unanimous recommendation and the Independent Expert’s conclusion.
LGL Shareholders are not obliged to follow the unanimous recommendation of the LGL Directors or agree with the Independent Expert’s conclusion.
(b) The Merged Group will be subject to a number of risks to which LGL is not currently exposed
Sections 9.5 and 9.6 outline the risks associated with an investment in the Merged Group and risks which affect the Merged Group. LGL Shareholders are currently exposed to the risks associated with an investment in LGL and its business. Some of these risks are outlined in section 7.8.
While LGL and Newcrest are both gold producers, the operational profile, capital structure, size and geography of the Merged Group will be different from that of LGL on an independent entity basis.
Newcrest is a company incorporated in Australia and is subject to Australia’s governing laws. In particular, it has significant mining operations in Australia and is subject to the Australian regulatory system.
Newcrest also has operations and developments in other countries in which LGL does not currently operate, including Indonesia and Fiji. As a result of acquiring the New Newcrest Shares, Scheme Participants will be exposed to the risks associated with those particular projects and the countries in which they are located.

6 Matters relevant to the vote on the Scheme continued	54

(c)	LGL Shareholders may prefer to be exposed to the opportunity for increased value from LGL remaining as an independent entity
LGL Shareholders may believe that LGL will deliver greater returns to LGL Shareholders over the long term by remaining as an independent company. LGL Shareholders may believe that LGL’s assets alone, particularly Lihir Island, Bonikro and LGL’s exploration potential in Côte d’Ivoire, have greater growth potential in the medium term than the Merged Group’s aggregated assets.
LGL Shareholders may consider that this is not the right time for LGL to enter into a merger. LGL Shareholders may consider that LGL should continue to develop its existing asset portfolio and consider acquisitions before accepting a merger with another gold producer. Refer to section 7 of the Independent Expert’s Report for an assessment of LGL value as a stand alone entity.
Further, if the Scheme is implemented, LGL Shareholders’ 100% interest in LGL will be exchanged for an interest of approximately 35.5%1 to 36.8%1 of the Merged Group (depending on Scheme Consideration elections under the limited mix and match facility). The risk and return characteristics of an investment in the Merged Group will be different from those presently applicable to LGL. This means that LGL Shareholders will have a diluted or smaller investment in the current LGL asset portfolio and will share any future revaluation of development and exploration upside in this asset portfolio within the Merged Group.
(d) LGL Shareholders may prefer to hold shares in a pure gold company
LGL Shareholders may wish to maintain an interest in LGL as an independent entity because they seek an investment in a listed company with the specific characteristics of LGL, including the fact that it is a company with a pure gold exposure.
If the Scheme is implemented, LGL Shareholders will cease to hold shares in a company with pure gold operations and will instead hold shares in the Merged Group, which will be an entity with a mixture of gold only and gold-copper assets in its portfolio. Based on calendar year 2009 revenues, copper sales comprised 15% total revenue for the pro forma merged entity.2
Copper will comprise 26% of the Merged Group’s Gold-Equivalent reserves and 37% of its Gold-Equivalent resources (based on LGL’s and Newcrest’s reserves and resources as stated in their latest reserves and resources statements).
While the production of copper as a gold by-product helps to maintain Newcrest’s low cost profile, there are risks associated with an investment in a company with gold and copper production which LGL Shareholders will become exposed to as a result of holding the New Newcrest Shares. Essentially, LGL Shareholders will become exposed to movements in the price of copper as well as the price of gold, with the copper price directly affecting the profitability of the Merged Group. Further details of these risks can be found in section 9.5.
Between the Announcement Date and 20 July 2010, the gold price has increased (0.8%) on a US dollar basis and increased (5.6%) on an Australian dollar basis. Over the same period, the copper price has fallen (10.4%) on a US dollar basis and fallen (6.1%) on an Australian dollar basis. The price of gold and copper may increase or decrease over time.

(e)	LGL Shareholders may consider that a proposal which is more attractive for LGL Shareholders may materialise in the future
It is possible that a proposal for LGL, which is more attractive for LGL Shareholders than Newcrest’s proposal to acquire LGL by way of the Scheme, may materialise in the future. The implementation of the Merger would mean that LGL Shareholders will not obtain the benefit of any such proposal.
It is important to note that LGL undertook a competitive sale process by providing a number of large global gold companies with access to an extensive data room following Newcrest’s approach. Although no Competing Proposal has been received to date, if a third party approaches LGL with a Competing Proposal after the date of this Scheme Booklet (which was not solicited, invited or initiated (whether directly or indirectly) by a member of the LGL Group or any of its representatives or advisers in contravention of the Merger Implementation Agreement), the LGL Board will conscientiously consider that Competing Proposal, provided that the LGL Board determines in good faith and acting reasonably that not considering that Competing Proposal would constitute a breach of its fiduciary or statutory duties.
The Independent Expert has noted that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

Note

1	Based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, the last ASX Trading Day prior to the Announcement Date.

2	Based on a 2009 average exchange rate of US$1/A$0.79.

Lihir Gold Limited Scheme Booklet	55
6.3 Implications if the Scheme is not approved
If the Scheme is not approved by the Required Majority of LGL Shareholders at the Scheme Meeting, or by the Court at the Second Court Hearing, or the other conditions precedent to the implementation of the Scheme outlined in section 15.20 are not satisfied (or waived, where permitted):
(a)	LGL Shareholders will not receive the Scheme Consideration;

(b)	LGL Shares will not be transferred to Newcrest (they will be retained by LGL Shareholders) and existing LGL Shareholders will retain their direct interest in LGL;

(c)	LGL will continue to operate as an independent entity under the management of the current LGL Board and management;

(d)	LGL Shareholders will continue to be exposed to the risks associated with an investment in LGL (see section 7.8 for further details); and

(e)	the LGL Share price may fall from current levels in the absence of the Scheme. This has been highlighted by the Independent Expert in section 8.1 of the Independent Expert’s Report, where the Independent Expert notes that the price of LGL Shares is likely to fall, potentially significantly, in the absence of an alternative proposal.
6.4 Other relevant considerations
(a) No Superior Proposal has emerged
Since the Scheme was announced on 4 May 2010, the proposal from Newcrest to acquire LGL by way of the Scheme is the only proposal that has been received by the LGL Board.
In this regard, it is important to note that, as permitted by the Merger Implementation Agreement, LGL undertook a competitive sale process, under which it provided a number of large global gold companies with access to an extensive data room following Newcrest’s approach.
The terms of the Merger Implementation Agreement permitted LGL, prior to commencement of the Exclusivity Period on 8 June 2010, to enter into, continue or participate in any negotiation, discussion, arrangement or understanding with a third party in connection with a possible LGL Control Transaction which was not solicited, invited or initiated by LGL after the date of the Merger Implementation Agreement. Further details of the exclusivity arrangements contained in the Merger Implementation Agreement are set out in section 15.16.
The LGL Board has not received any Competing Proposal following these discussions. If a third party approaches LGL with a Competing Proposal after the date of this Scheme Booklet (which was not solicited, invited or initiated (whether directly or indirectly) by a member of the LGL Group or any of its representatives or advisers in contravention of the Merger Implementation Agreement), the LGL Board will conscientiously consider that Competing Proposal provided that the LGL Board determines in good faith and acting reasonably that not considering that Competing Proposal would constitute a breach of its fiduciary or statutory duties.
(b) The implied value of the Scheme Consideration is likely to fluctuate
The implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares. Newcrest Shares are exposed to the normal risks associated with equity ownership and therefore the Newcrest Share price could fluctuate up or down depending on market conditions and other relevant risk factors affecting relevant markets and exchange rates.
(c) No brokerage or stamp duty payable by Scheme Participants
No brokerage or stamp duty will be payable by Scheme Participants on the transfer of their Scheme Shares under the Scheme or the receipt by them of their Scheme Consideration. If LGL Shareholders dispose of their LGL Shares before the Implementation Date or dispose of their New Newcrest Shares, including on a deferred settlement basis, they may have to pay brokerage.
Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders will receive the sale proceeds of any sale of New Newcrest Shares which they would otherwise receive sold by the Sale Agent, without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority). Please see section 5.15 for further information.

6 Matters relevant to the vote on the Scheme continued	56
(d) NASDAQ de-listing
It is presently possible to trade LGL Shares on ASX and POMSoX and LGL ADSs on NASDAQ.
After the Scheme becomes Effective, Newcrest Shares will continue to be listed on ASX, and Newcrest’s “level 1” ADR program will remain in place (see section 9.3(c) for further information about Newcrest’s ADR program). Newcrest intends to seek a listing of its shares on POMSoX. However, LGL ADSs will be delisted from NASDAQ following implementation of the Scheme, and Newcrest has stated that it does not intend to list its ADRs on NASDAQ or any other US national securities exchange after the Scheme is implemented. In addition, although Newcrest will be deemed to succeed to LGL’s registration with the SEC under the US Exchange Act when the Scheme becomes Effective, Newcrest has further advised that, provided it satisfies the applicable requirements under the US Exchange Act and the rules and regulations thereunder, it intends to terminate such registration under the US Exchange Act as soon as practicable following the time the Scheme becomes Effective. If Newcrest is able to terminate the registration of its shares under the US Exchange Act, it will not be subject to reporting obligations under, and other requirements of, the US Exchange Act and the rules and regulations thereunder, and will continue to maintain the exemption from registration under the US Exchange Act (and the reporting obligations thereunder) pursuant to Rule 12g3-2(b) under the US Exchange Act. See section 9.3(c) for additional information.
(e) Australian, PNG, US and UK taxation consequences for LGL Shareholders
Implementation of the Scheme may have varying tax consequences for LGL Shareholders depending on their specific circumstances. Further information on the Australian, PNG, US and UK tax consequences of the Scheme for certain LGL Shareholders is outlined in section 10. LGL Shareholders should consult their own professional tax adviser regarding the tax consequences applicable in their specific circumstances.
(f) Break fee
LGL has agreed to pay a break fee of US$60 million to Newcrest in certain circumstances. The details of the break fee arrangements are set out in section 15.17.
(g) Termination of the Merger Implementation Agreement
LGL and Newcrest may terminate the Merger Implementation Agreement in certain circumstances. These are detailed in section 15.18.
(h) Warranties by Scheme Participants under the Scheme
If the Scheme becomes Effective, each Scheme Participant will be taken to have warranted to LGL and authorised LGL as its attorney and agent to warrant to Newcrest that all of their Scheme Shares (including any rights and entitlements attaching to those shares) which will be transferred to Newcrest under the Scheme will, at the time of transfer of the Scheme Shares to Newcrest, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer of any kind, and that each Scheme Participant has full power and capacity to sell and transfer their LGL Shares (including any rights attaching to those shares to Newcrest under the Scheme).
6.5 LGL reliance on Newcrest Scheme Information
The Newcrest Scheme Information has been provided by Newcrest and is the responsibility of Newcrest. Newcrest agreed with LGL in the Merger Implementation Agreement that the Newcrest Scheme Information would contain all information regarding the Newcrest Group and the New Newcrest Shares that would be required to be disclosed if the issue of the New Newcrest Shares under the Scheme were a public offering of securities under the PNG Securities Act. Newcrest has also given representations and warranties to LGL in the Merger Implementation Agreement that the Newcrest Scheme Information complies with applicable laws, regulations and rules of applicable securities exchanges, is not misleading or deceptive in any material respect and does not contain any material omissions in the form and context in which it appears in this Scheme Booklet. LGL will be relying on Newcrest having complied with its disclosure obligations under the Merger Implementation Agreement and these representations and warranties in respect of the Newcrest Scheme Information.

Lihir Gold Limited Scheme Booklet	57
6.6 Newcrest reliance on LGL Scheme Information
The LGL Scheme Information has been provided by LGL and is the responsibility of LGL. LGL has given representations and warranties to Newcrest in the Merger Implementation Agreement that the LGL Scheme Information complies with applicable laws, regulations and rules of applicable securities exchanges, is not misleading or deceptive in any material respect and does not contain any material omissions in the form and context in which it appears in this Scheme Booklet. Newcrest will be relying on these representations and warranties in respect of the LGL Scheme Information.

PROFILE OF LGL

58

7

Mining operations
at Lihir Island.

profile of lgl 58 Mining operations at Lihir Island.

Lihir Gold Limited Scheme Booklet	59
7.1 Background
LGL is a major global gold producer with operations in PNG, West Africa and Australia. It is one of the ten largest gold producers in the world, with production totalling 1.12 M ounces during 2009. LGL has advanced from a single mine operation in PNG in 2005, to now holding a diversified portfolio of producing gold mines in three countries and a large number of exploration tenements. LGL has rapidly elevated itself into the top tier of global gold producers.
As at the date of this Scheme Booklet, it has 2,368,729,935 shares on issue and a market capitalisation of approximately A$9.7 billion.
LGL is incorporated in PNG, where it operates one of the world’s largest gold mines on Lihir Island in the New Ireland province. LGL also has operations at Mount Rawdon in Queensland, Australia and at Bonikro in Côte d’Ivoire in West Africa. Combined from its three operations, LGL has more than 30 M ounces in gold reserves. Record production in 2009 saw LGL join the group of gold miners producing in excess of one M ounces annually. This comprised a record 853,391 ounces from Lihir Island, 150,023 ounces from Bonikro in its first full 12 months of production and 107,780 ounces from Mount Rawdon.
LGL is publicly listed, with its shares traded on ASX, and POMSoX and ADSs traded on NASDAQ. Canadian LGL Shareholders should also note that LGL voluntarily filed an application with TSX requesting delisting of LGL Shares from TSX. The delisting took effect from 12 July 2010, Toronto time.
The figure below illustrates the location of LGL’s operations.

7 Profile of LGL continued	60
7.2 Major assets
(a) Operations
Lihir Island
LGL’s flagship Lihir Island operation is one of the world’s largest gold mines and processing facilities. The operation is 100% owned by LGL and is located on the island of Niolam, 900 kilometres north-east of Port Moresby in the New Ireland province of PNG. As Niolam Island is the principal island of the Lihir Group, it is generally referred to as Lihir Island.
The Ladolam deposit on Lihir Island has been extensively drilled and explored since discovery in 1982. Production at Lihir Island commenced in May 1997, and in the period to March 2010, more than eight M ounces of gold have been produced.
The Lihir Island mine consists of a single ore body with three linked open pits – Minifie, Lienetz and Kapit. Ore is predominantly refractory sulphide ore which must be treated via pressure oxidation through an autoclave before the gold can be recovered. Following the commissioning of the flotation circuit expansion in July 2007, the processing plant is capable of treating more than six M tonnes of ore per annum. The Million Ounce Plant Upgrade described in more detail below is expected to lift gold production by an average 240,000 ounces of gold per year, taking capacity to more than one M ounces per year from 2012.
As released in August 2009, Lihir Island contained Measured and Indicated Mineral Resources of 43 M ounces of contained gold at an average grade of 2.42 g/t (as at December 2008) and as at 30 June 2009, Lihir Island contained Ore Reserves of 28.8 M ounces gold at an average grade of 2.71 g/t gold.
Production for the year ended 31 December 2009 was 853,391 ounces at a total cash cost of US$394 per ounce and for the three months ended 31 March 2010 was 180,273 ounces at a total cash cost of US$510 per ounce.
Bonikro
The Bonikro operation is located in the central-southern portion of the West African nation of Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan. LGL acquired the Bonikro gold project, along with a large exploration portfolio in Côte d’Ivoire, in June 2008 through a merger with Equigold NL.1
LGL holds 89.9% of the shares in Equigold Mines CI SA, which in turn holds a 100% interest in the Bonikro operation. The government of Côte d’Ivoire holds a 10% interest in Equigold Mines CI SA, with 0.1% of the issued shares held by a minority shareholder.
Equigold NL secured the Oumé project area in 1996 and gold mineralisation was discovered at Bonikro shortly after, following geochemical soil sampling. In July 2006, Equigold NL announced the completion of a bankable feasibility study into the Bonikro project. Construction of the mine began in May 2007, with gold production commencing in October 2008.
The Bonikro operation employs a conventional open pit mining method comprising drill, blast, load and haul. The predominant method of gold recovery is via carbon in leach (CIL) technology, with some gold recovered via a gravity circuit.
As at 31 March 2010, Bonikro contained:
(i)	Indicated Mineral Resources of 918 k ounces of contained gold at an average grade of 1.33 g/t. This estimate has been updated since August 2009, and is based on drilling up to the end of November 2009. The updated estimate reflects mining depletion, a reduction in the cut-off grade to 0.5 g/t from 0.6 g/t in line with the revised gold price assumption of US$900 per ounce and a revised geological model.

(ii)	Ore Reserves of 760 k ounces of gold at an average grade of 1.38 g/t gold. This compares with the previous stated estimate of 930 k ounces at October 2006. The movement in Ore Reserves is due to mining depletion of 275 k ounces, an increase in the gold price assumption from US$550 per ounce to US$900 per ounce, changes in the resource model, pit re-optimisation, changes to cost assumptions and reduction in cut-off grade from 0.6 g/t to 0.5 g/t.
Production for the year ended 31 December 2009 was 150,023 ounces at a total cash cost of US$416 per ounce and for the three months ended 31 March 2010 was 26,628 ounces at a net cash cost of US$503 per ounce.

Note

1	Equigold NL has since been renamed LGL Mount Rawdon Operations Pty Ltd.

Lihir Gold Limited Scheme Booklet	61
Mount Rawdon
LGL’s 100% owned Mount Rawdon operation is an open pit gold and silver mine and process plant located in South East Queensland, Australia approximately 80 kilometres south-west of Bundaberg.
LGL acquired the Mount Rawdon operation in June 2008 through a merger with Equigold NL. Equigold NL had purchased the project in August 1998. Equigold NL completed a bankable feasibility study on the operation in June 1999, and began construction the following year. The Mount Rawdon operation was commissioned in January 2001, with first gold production in February 2001. It has produced over 830,000 ounces of gold since operations began in 2001.
The operation mines a single open pit using conventional open pit mining methods of drill, blast, load and haul, using a local mining contractor. The processing plant consists of primary and secondary crushing, SAG and ball milling, followed by conventional cyanidation leaching. Mill throughput is maintained at ~3.4 Mtpa of ore with a recovery of approximately 90%.
As at 1 January 2010, Mount Rawdon contained Measured and Indicated Mineral Resources of 1,190 k ounces of contained gold and 3,710 k ounces of contained silver at an average grade of 0.73 g/t and 2.28 g/t respectively, and Ore Reserves of 835 k ounces of gold and 2,433 k ounces of silver at an average grade of 0.81 g/t gold and 2.37 g/t silver.
Production for the year ended 31 December 2009 was 107,780 ounces of gold at a total cash cost of US$396 per ounce of gold and for the three months ended 31 March 2010 was 22,856 ounces of gold at a total cash cost of US$572 per ounce of gold.
(b) Development projects
LGL is aiming to produce 1.45 M ounces of gold per annum on average for the five years from 2012 to 2016.
Million Ounce Plant Upgrade
In 2008, the LGL Board approved a major expansion of the Lihir Island process plant, known as the Million Ounce Plant Upgrade. This expansion will involve substantially replicating the existing process stream, including installation of an additional autoclave along with more milling equipment, oxygen production capacity and leaching capacity, and is on track for completion by the end of 2011.
The Million Ounce Plant Upgrade is expected to lift gold production at Lihir Island by an average of 240,000 ounces per year over the life of the operation. Also, due to improved processing efficiencies, the upgrade will increase total gold production over the life of the operation by in excess of 1 M ounces.
Hiré feasibility study
In 2009, LGL commenced a feasibility study for the development of satellite deposits at Hiré, approximately 10 kilometres from the Bonikro plant. Under the proposed expansion plan, higher grade ore from Hiré will be trucked to Bonikro for processing, commencing in 2012. This would potentially increase gold production to approximately 200 to 250 k ounces of gold per year from 2012, and extend the life of the Bonikro operation. The technical assessment considers the expansion of the plant from 2 M tonnes to 3.5 M tonnes per year, through the installation of additional milling capacity. Drilling of the Hiré deposits continues during 2010 and results are expected to provide a restatement of Mineral Resources and Ore Reserves for these deposits in the second half of 2010. The feasibility assessment is expected to be completed early in 2011.
(c) Exploration
LGL is currently exploring numerous prospects within 30 kilometres of Bonikro which offer strong opportunities to supplement the present mine plan. These include Dougbafla East, approximately 15 kilometres north of the Bonikro deposit, and Hiré, 12 kilometres south-east of Bonikro.
Dougbafla East contains an Indicated Mineral Resource of 217 k ounces and an Inferred Mineral Resource of 15 k ounces. Hiré includes the individual prospects of Agbalé, Akissi-So, Chappelle and Assondji-So (in order from north to south), all of which contain significant mineralisation. The current Mineral Resource at Hiré totals approximately 442 k ounces of Indicated Resource and a further 450 k ounces of Inferred Resource.
LGL also holds rights to a very large package of exploration tenements in Côte d’Ivoire. These tenements are contained in the highly prospective Birimian Greenstone belt, which is known to host a large number of significant gold deposits in the West African region. LGL holds exploration rights to 16 approved licences covering approximately 10,600 square kilometres, with a further 12 licences currently under application (covering an additional ~ 7,500 square kilometre area). The principal targets for LGL’s exploration activities are shallow, bulk tonnage, multi M ounce gold deposits amenable to open pit extraction, as well as high grade, structurally controlled

7 Profile of LGL continued	62
gold deposits which can be exploited by underground mining methods. Most of the exploration tenements are greenfields projects having little to no systematic exploration activities completed over them in the past, and are therefore at an early stage of evaluation. Nonetheless, work completed to date by LGL has defined numerous, very large, high tenor soil anomalies which may indicate the presence of significant gold deposits. Drilling activities over one such anomaly (Didiévi) has identified numerous mineralised zones in addition to returning a very encouraging intercept of 37 metres at 7.0 g/t Au within 150 metres of the surface. LGL is committed to rigorous and systematic exploration of its Côte d’Ivoire licences, and has budgeted to invest in excess of US$30 million on exploration activities in the country in 2010.
7.3 Gold production and cost profile
The table below sets out recent production history for LGL’s mines.

				3 MONTHS	YEAR ENDED	YEAR ENDED
				TO 31 MARCH	31 DECEMBER	31 DECEMBER
				2010	2009[2]	2008[1,2]
Mining	Mine production	Mt	Lihir Island	10.46	46.37	50.7
			Mount
			Rawdon	3.15	11.34	10.0
			Bonikro	3.61	11.70	N/A
Processing	Tonnes treated	Mt	Lihir Island	1.73	6.51	6.15
			Mount
			Rawdon	0.78	3.35	3.46
			Bonikro	0.48	2.05	0.64
	Head grade	Au g/t	Lihir Island	5.01	6.41	5.86
			(Autoclave
			Feed Grade)
			Mount
			Rawdon	0.97	1.11	1.03
			Bonikro	1.83	2.39	2.19
	Gold recovery	%	Lihir Island	81.1	81.3	82.5
			Mount
			Rawdon	90.2	90.9	89.8
			Bonikro	94.2	94.9	90.0
	Gold produced	kozs	Lihir Island	180.3	853.4	771.5
			Mount	22.9	107.8	102.4
			Rawdon			(53.6
						attributable to LGL)
			Bonikro	26.6	150.0	36.7
Cash costs	Total costs	US$/oz	Lihir Island	510	394	406
			Mount
			Rawdon	572	396	411
			Bonikro	503	416	307
						(Dec quarter)

Notes

1	The Kirkalocka operation, acquired as part of LGL’s merger with Equigold NL, produced 9.4 k ounces of gold in the period from acquisition on 17 June 2008 to cessation of production on 14 August 2008.

2	In the years ended 31 December 2009 and 31 December 2008, the Ballarat operation produced 12.6 k ounces of gold and 10.4 k ounces of gold, respectively.

Lihir Gold Limited Scheme Booklet	63
7.4 Mineral Resources and Ore Reserves
LGL’s most recent statement of Mineral Resources for the Lihir Island operation and Côte d’Ivoire projects (other than Bonikro) was made as at August 2009, as released to ASX on 26 August 2009. LGL’s most recent statement of Ore Reserves for the Lihir Island operation was made as at 30 June 2009, as released to ASX on 29 October 2009. LGL’s most recent statement of Mineral Resources and Ore Reserves for the Bonikro operation was made as at 31 March 2010, as released to ASX on 31 May 2010. LGL’s most recent statement of Mineral Resources and Ore Reserves for the Mount Rawdon operation was made as at 1 January 2010, as released to ASX on 18 February 2010. LGL’s Mineral Resources stated in this Scheme Booklet are inclusive of Ore Reserves.
(a) Mineral Resources – Lihir Island

	TONNES	AVERAGE GRADE	CONTAINED OUNCES
	(MT)	(AU G/T)	(MOZS)
Measured	59.4	2.48	4.7
Indicated	494	2.41	38.3
TOTAL			43.0
Inferred	87.3	1.95	5.5

Notes

1	Cut-off grade of 1.0 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies.

2	Stated resources numbers have been adjusted to account for mining depletion during the period up to 31 December 2008.

3	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The resources ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves.
(b) Ore Reserves – Lihir Island

	RESERVE	TONNES	AVERAGE GRADE	CONTAINED GOLD
	CATEGORY	(MT)	(AU G/T)	(MOZS)
Reserves at 30 June 2009	Probable	269.2	2.77	23.9
Stockpiled ore	Proved	61.6	2.46	4.9
Total reserves		330.8	2.71	28.8

Notes

1	Reserve tonnages have been depleted by 2009 mining activity to 30 June 2009. Reserves quoted are those remaining below the June 2009 mining surface, within the ultimate pit design, based on the December 2008 Resource Model.

2	Average cut-off grade for mill feed = 1.36 g/t Au.

3	Reserves are based on a maximum profit, undiscounted pit shell with an assumed life-of-mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will be ultimately recovered.

4	Stockpile totals reflect ore above cut-off on stockpile at 30 June 2009.

5	Rounding, conforming to the JORC Code, may cause some computational discrepancies.

7 Profile of LGL continued	64
(c) Mineral Resources – Côte d’Ivoire (other than Bonikro)

	TONNES	AVERAGE GRADE	CONTAINED OUNCES
	(KT)	(AU G/T)	(KOZS)
HIRÉ
Akissi-so
Indicated	3,248	3.4	352
Inferred	512	3.1	50
Assondji-so
Indicated	797	3.5	90
Inferred	219	3.2	22
Agbalé
Inferred	1,324	2.7	115
Chapelle
Inferred	3,636	2.2	263
OUMÉ
Dougbafla East
Indicated	5,148	1.3	217
Inferred	407	1.2	15
TOTAL
Indicated	9,193	2.2	659
Inferred	6,098	2.4	465

Notes

1	As at 31 December 2009, LGL’s interest is 98% of the exploration assets listed.

2	A cut-off grade of 0.5 g/t has been applied for calculation of Resources at Assondji-So, Chappelle, Agbalé and Dougbafla East, compared with 0.7 g/t previously. Akissi-So cut-off grade remains unchanged at 0.7 g/t.

3	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to reserves.

Lihir Gold Limited Scheme Booklet	65
(d) Mineral Resources – Bonikro

	TONNES	AVERAGE GRADE	CONTAINED OUNCES
	(MT)	(AU G/T)	(AU KOZS)
Indicated	21.5	1.33	918
Inferred	8.4	1.13	306
Total resources	29.9	1.27	1,224

Notes

1	As at 31 March 2010.

2	Cut-off grade 0.5 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies.

3	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves.
(e) Ore Reserves – Bonikro

	TONNES	AVERAGE GRADE	CONTAINED OUNCES
	(MT)	(AU G/T)	(AU KOZS)
Proved	—	—	—
Probable	16.1	1.41	729
Subtotal	16.1	1.41	729
Stockpile (proved)	1.1	0.86	31
TOTAL	17.2	1.38	760

Notes

1	Reserves quoted for 31 March 2010 are those remaining below the 31 March 2010 mining surface, based on the February 2010 resources model.

2	Cut-off grade of 0.5 Au g/t as calculated using current costs.

3	Reserves are based on a maximum profit with an assumed life of mine gold price of US$900 per ounce. The quantity of contained gold does not indicate the quantity that will ultimately be recovered.

4	Stockpile is ore above the cut-off as at 31 March 2010.

5	Rounding, conforming to the JORC Code, may cause some computational discrepancies.
(f) Mineral Resources – Mount Rawdon

		AVERAGE GRADE	CONTAINED OUNCES	AVERAGE GRADE	CONTAINED OUNCES
	TONNES (MT)	(AU G/T)	(AU KOZS)	(AG G/T)	(AG KOZS)
Measured	2.3	0.75	60	2.21	160
Indicated	48.4	0.73	1,140	2.28	3,550
TOTAL			1,190		3,710
Inferred	7.1	0.61	140	1.94	440

Notes

1	As at 1 January 2010.

2	The Measured and Indicated Mineral Resources are inclusive of the Ore Reserves.

3	Cut-off grade of 0.31 Au g/t. as calculated using current costs.

4	Rounding, confirming to the JORC Code, may cause some computational discrepancies.

7 Profile of LGL continued	66
(g) Ore Reserves – Mount Rawdon

	TONNES	AVERAGE GRADE	CONTAINED OUNCES	AVERAGE GRADE	CONTAINED OUNCES
	(MT)	(AU G/T)	(AU KOZS)	(AG G/T)	(AG KOZS)
Proved	1.5	0.82	38	2.26	105
Probable	30.1	0.81	786	2.37	2,292
Subtotal	31.6	0.81	825	2.36	2,398
Stockpile (proved)	0.4	0.79	10	2.79	36
TOTAL	32.0	0.81	835	2.37	2,433

Notes

1	Reserves quoted for 1 January 2010 are those remaining below the 1 January 2010 mining surface with the June 2009 total design, based on the April 2009 resource model.

2	Cut-off grade of 0.31 g/t Au as calculated using current costs.

3	Reserves are based on a maximum profit with an assumed life of mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will ultimately be recovered.

4	Stockpile is ore above the cut-off as at 1 January 2010.

5	Rounding, conforming to the JORC Code, may cause some computational discrepancies.
The information in this Scheme Booklet that relates to Ore Reserves at Bonikro and Mount Rawdon is based on information compiled by Nicholas Spicer. Nicholas Spicer is an employee of LGL Services Australia Pty Ltd (a company that provides management services to LGL), and is not independent for NI 43-101 purposes. Nicholas Spicer is a member of the Australasian Institute of Mining and Metallurgy, a Competent Person under the JORC Code, and a Qualified Person for purposes of NI 43-101 in Canada. Nicholas Spicer consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.
The information in this Scheme Booklet that relates to Mineral Resources at Lihir Island, Bonikro and Mount Rawdon, and Exploration Results from Côte d’Ivoire, is based on information compiled by Roy Kidd. Roy Kidd is an employee of LGL Services Australia Pty Ltd (a company that provides management services to LGL), and is not independent for NI 43-101 purposes. Roy Kidd is a member of the Australian Institute of Geoscientists, a Competent Person under the JORC Code, and a Qualified Person for purposes of NI 43-101 in Canada. Roy Kidd consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.
The information in this Scheme Booklet that relates to Ore Reserves at Lihir Island is based on information compiled by David Grigg. David Grigg is an employee of LGL, and is not independent for NI 43-101 purposes. David Grigg is a member of the Australasian Institute of Mining and Metallurgy, a Competent Person under the JORC Code, and a Qualified Person for purposes of NI 43-101 in Canada. David Grigg consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.
Ore Reserves and Mineral Resources included herein are presented in accordance with the JORC Code.
LGL Shareholders should note that it is a requirement of the Listing Rules of ASX that the reporting of Ore Reserves and Mineral Resources in Australia comply with the JORC Code, whereas mining companies in other countries may be required to report their mineral reserves and/or resources in accordance with other guidelines. LGL Shareholders should note that while LGL’s Ore Reserve and Mineral Resource estimates comply with the JORC Code, they may not comply with the relevant guidelines in other countries.

Lihir Gold Limited Scheme Booklet	67
7.5 Capital structure and ownership
As at the date of this Scheme Booklet, LGL’s capital comprises 2,368,729,935 LGL Shares on issue (including 380,447 restricted executive shares).
As at 21 July 2010, LGL had received the following current substantial shareholder notices pursuant to the PNG Securities Act:

NAME	CURRENT BALANCE	ISSUED CAPITAL %
Fidelity Management and Research LLC and Fidelity International Limited	213,276,728	9.00
Commonwealth Bank of Australia	156,902,786	6.62
BlackRock Investment Management (Australia) Ltd	262,344,786	11.07
The equivalent substantial shareholder disclosure required in Australia (Chapter 6A of the Australian Corporations Act) does not apply to LGL. However, the thresholds for disclosure (5%) and for changes in substantial shareholders (1%) are the same under the PNG Securities Act and the Australian Corporations Act.
7.6 Dividend history and policy
Prior to 2009, LGL declared a shareholder dividend in respect of the 2002 year and this was paid in 2003. Dividend payments thereafter were not made. LGL declared both an interim dividend and a final dividend (each of US$0.015 per share) in respect of the 2009 year.
If the Scheme is not implemented, the LGL Board intends to continue to pay interim and final dividends in the future, subject to gold price performance, resultant profitability and requirements for reinvestment of operating cash flow. Dividends paid by LGL are subject to PNG 10% dividend withholding tax. While a formal policy for the quantum of future dividends has not been established, it is envisaged that dividends would be targeted in the range of 20%–50% of underlying profits in each half year period, subject to alternative reinvestment requirements for existing operations and growth projects.
7.7 Recent LGL Share price performance
The following chart shows the closing price of LGL Shares on ASX over the past 12 months:
The closing price of LGL Shares on ASX on 21 July 2010 (being the last ASX Trading Day prior to the date of this Scheme Booklet) was A$4.10.
During the 12 months ended 21 July 2010:
•	the highest recorded daily closing price for LGL Shares on ASX was A$4.44 on 25 June 2010; and

•	the lowest recorded daily closing price for LGL Shares on ASX was A$2.44 on 20 August 2009.
The closing price of LGL Shares on ASX on the last ASX Trading Day prior to the Announcement Date was A$3.67.

7 Profile of LGL continued	68
7.8 Risks relating to LGL’s business
There are existing risks relating to LGL’s business and an investment in LGL which will continue to be relevant to LGL Shareholders if the Scheme is not implemented. These risks, set out below, have the potential to impact the future price of LGL Shares and LGL’s ability to pay dividends.
(a) Risks associated with the gold mining industry
Change in gold prices
LGL’s profitability is dependent on the price of gold. There are many factors outside of LGL’s control which determine the gold price and it is impossible for management to predict future movements in gold prices.
Exploration and developmental risk
Exploration and mining activity is speculative in nature and requires a significant financial investment to fund the exploration drilling necessary to quantify the grades of mineralised material. If mineralisation is discovered, it may take additional time and further financial investment to determine whether an ore reserve exists and commission a feasibility study for the project. Feasibility studies are based on many assumptions, each introducing an additional element of risk into this feasibility calculation. Similarly, LGL’s Ore Reserve estimates are merely expressions of judgment based on knowledge, experience and industry practice, and may require revision when new information becomes available. Changes in the forecast price of commodities, exchange rates, production costs or recovery rates may alter the economic status of the Ore Reserves and may result in the restatement of those reserves. Such changes could affect depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for environmental clean-up costs. In summary, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
Changes in oil prices
Oil-based products, fuels and consumables (including chemicals, explosives, heavy fuel oil and diesel) are a large operating cost to any mining company. Diesel fuel is used to power the mining equipment while heavy fuel oil is used to generate electrical power. While the development of alternative power (e.g. geothermal) reduces the dependence on heavy fuel oil, LGL remains vulnerable to the impact of increases in oil prices for diesel and for its remaining heavy fuel oil requirements (e.g. lubricants).
High demand for input production factors
Due to the increased demand for most mineral commodities experienced over the last few years, there has been significant demand for many mining and processing inputs. LGL, like most other mining and processing operations worldwide, has faced shortages and delays in the procurement of some required parts and supplies. These market pressures have been reflected in the cost and availability of certain inputs. LGL cannot guarantee that no equipment will be rendered inoperative due to lack of parts supply, or that there will be no other adverse effects from LGL’s inability to obtain other mining and processing inputs.
Insurance may not address all operating risks
LGL’s mines, processing plants or related facilities could be forced to shut down or operations could otherwise be disrupted by a variety of risks and hazards, some of which may be outside the control of LGL. While LGL does maintain insurance with a range of coverage consistent with industry practice, no assurance can be given that this coverage can be maintained at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims.
Competition with other mining companies for projects and key personnel
LGL competes with other mining companies on a global basis to attract and retain key human resources. With an increase in mining activity observed in the past few years, there is a global shortage of key mining industry human resource skills, including geologists, metallurgists, mining engineers and governance, finance and administrative personnel. In addition, there is a high degree of competition for the acquisition of attractive gold mining projects. A failure to attract and retain key personnel or a failure to acquire attractive gold mining projects could have a material adverse effect on LGL’s business and operations.

Lihir Gold Limited Scheme Booklet	69
(b) Risks specific to LGL
Dependence on production from Lihir Island
LGL’s primary operating mine is on Lihir Island in PNG. While LGL’s Bonikro and Mount Rawdon operations make material contributions to LGL’s gold production, for the year ended 31 December 2009, Lihir Island represented 76% of LGL’s gold production. As a result, the commercial viability of LGL is currently highly dependent upon the successful operation of its Lihir Island mine.
Political and community risk
LGL operates in PNG and Côte d’Ivoire, which are developing countries that are subject to political uncertainties including, but not limited to, the risk of civil rebellion, expropriation, nationalisation and land ownership disputes. Unpredictable government actions concerning the economy, taxation, or the operation and regulation of facilities deemed important (such as mines) could have a significant adverse effect on LGL.
Hydrological and geothermal risks
The success of the Lihir Island operation depends, in part, upon the implementation of LGL’s engineering solutions to particular hydrological and geothermal conditions. Notwithstanding experience gained since the start of the operation, geothermal and hydrological ground conditions are unique in a mine the size of the Lihir mine. Significant removal of both groundwater and sea water inflow and geothermal control are required before and during mining. While LGL has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics, safety and/or feasibility of the Lihir operation.
Earthquake seismic activity risks
Lihir Island is a volcanic seamount and the Lihir Island operation is located within the caldera of a volcano believed to be extinct. In addition, seismic investigations confirmed that Lihir Island is 90 kilometres away from a seismically active area of PNG. No assurance can be given that operations at the Lihir Island mine will not be adversely affected by earthquake activity (including resulting tsunami risk) during the life of the Lihir mine.
Landslide risks
The Lihir Island mine is located in a high erosion environment with the risk of landslides. Landslides are influenced by natural phenomenon such as rainfall and earthquakes, but may also be influenced by the ongoing mining operations. No assurance can be given that operations at the Lihir Island mine will not be adversely affected by a significant landslide during the life of the operation.
Construction, commissioning and other operational risks
LGL operates in remote locations and this may exacerbate construction, commissioning and operational risk. Specifically, the successful completion of the Million Ounce Plant Upgrade is subject to a number of risks and uncertainties, including unforeseen geological, physical, economic or environmental conditions that may result in cost over-runs, delays in construction or delivery of equipment resulting in delayed project commissioning.
Industrial relations risk
LGL cannot guarantee that it will not in the future face strikes, work stoppages, work slowdowns, grievances, complaints, claims of unfair practices or other industrial activity. Any such activity can cause production delays, increased costs and negative effects on LGL’s ability to deliver on production forecasts. As a result, operating results may suffer.

7 Profile of LGL continued	70
LGL has limited financial resources
While LGL currently believes that it has, or will have, access to resources sufficient to finance its operations and capital expenditure requirements including the MOPU project, the adequacy of LGL’s financial resources will depend upon its ability to generate sufficient revenues from gold production and to keep its costs and other expenditures within its current estimates. If LGL is unable to generate such revenues and keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, LGL could require more funds than are currently available to it.
LGL has undertaken negotiations with a number of banks, including those with which LGL has in place existing bank debt facilities, with the intent of establishing new, and refinancing LGL’s existing, bank debt facilities. These negotiations were advanced to credit approval stage but have been suspended pending the outcome of the Scheme.
LGL’s operations are subject to environmental obligations
As a mining company, LGL is required to comply with regulatory frameworks designed to protect the environment. While LGL is in compliance with its environmental obligations, there is no guarantee that an event may not occur to jeopardise LGL’s ability to mine.
LGL’s mining and exploration rights may be suspended or terminated
As a mining company, LGL is reliant on various governments renewing its existing mining and exploration rights.
LGL is vulnerable to currency risks and foreign exchange controls
The PNG kina is subject to exchange controls. No assurance can be given that LGL will be able to convert its US dollar receipts or any PNG kina funds it has into other currencies at rates comparable to those at which funds were remitted to PNG in the past or at all.
Although LGL reports in a single currency (US dollars), its costs and revenues are exposed to the fluctuations of a number of different currencies. Costs and capital expenditures incurred at the Lihir operation are denominated in US dollars, Australian dollars and PNG kina. Capital expenditures and future operating costs at the Mount Rawdon operation and the corporate office are principally incurred in Australian dollars. Capital expenditures and operating costs at the Bonikro operation are principally incurred in US dollars, West African CFA, Australian dollars and the European euro. Revenues from the Lihir and Bonikro mines are in US dollars. Revenues from the Mount Rawdon mine are determined by metals prices denominated in US dollars but are currently received in Australian dollars. LGL’s non-US dollar costs and capital expenditures may be subject to changes beyond its control due to fluctuations in these and other currency exchange rates
7.9 LGL financial information
Set out below is a summary of recent financial information relating to LGL from its financial reports for the years ended 31 December 2009 and 31 December 2008. The LGL 2009 annual report was released to ASX on 25 March 2010 and the LGL 2008 annual report was released to ASX on 23 March 2009. Those reports contain details of the accounting policies applied by LGL and a detailed discussion and analysis by LGL’s management of the financial results for the respective periods. Copies of LGL’s financial reports are available on ASX’s website at www.asx.com.au and LGL’s website at www.lglgold.com.
The LGL financial information is presented in an abbreviated form and does not contain all the disclosure provided in an annual report prepared in accordance with the PNG Companies Act.

Lihir Gold Limited Scheme Booklet	71
(a) Basis of preparation
Financial information for the years ended 31 December 2009 and 31 December 2008 has been audited by PricewaterhouseCoopers Securities Ltd and prepared in accordance with the PNG Companies Act, and complies with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standard Board (ASB). This financial information has been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB). IFRS has been adopted by the IASB as the applicable financial reporting framework.
(b) Statement of financial position
Set out below are LGL’s consolidated statements of financial position as at 31 December 2009 and 31 December 2008:

	CONSOLIDATED ENTITY
	US$M
	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	473.5	64.7
Receivables	15.1	21.0
Inventories	162.5	139.0
Derivative financial assets	9.3	0.4
Other assets	19.7	5.1
Assets classified as held for sale	8.5	—
Total current assets	688.6	230.2
NON-CURRENT ASSETS
Receivables	0.1	0.4
Inventories	333.3	255.0
Derivative financial assets	1.6	0.3
Deferred mining costs	299.5	257.0
Property, plant and equipment	1,888.8	2,104.0
Intangible assets	352.0	419.3
Available-for-sale financial assets	4.2	2.3
Deferred income tax asset	58.9	31.6
Investments in subsidiaries	—	—
Total non-current assets	2,938.4	3,069.9
Total assets	3,627.0	3,300.1

7 Profile of LGL continued	72

	CONSOLIDATED ENTITY
	US$M
	2009	2008
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	111.4	102.1
Provisions	26.9	18.5
Borrowings and finance facilities	0.7	0.3
Derivative financial liabilities	—	33.5
Deferred settlement payable	—	10.8
Liabilities classified as held for sale	7.0	—
Total current liabilities	146.0	165.2
NON-CURRENT LIABILITIES
Provisions	46.5	37.5
Borrowings and finance facilities	50.2	0.2
Derivative financial liabilities	—	18.9
Deferred income tax liability	145.6	142.5
Total non-current liabilities	242.3	199.1
Total liabilities	388.3	364.3
NET ASSETS	3,238.7	2,935.8
EQUITY
Contributed equity	3,420.9	3,080.0
Reserves	(74.2)	(305.9)
(Accumulated loss)/retained earnings	(139.7)	129.8
Total equity attributable to owners of the Company	3,207.0	2,903.9
Non-controlling interests	31.7	31.9
Total equity	3,238.7	2,935.8

Lihir Gold Limited Scheme Booklet	73
(c) Statement of comprehensive income
Set out below are LGL’s consolidated statements of comprehensive income for the years ended 31 December 2009 and 31 December 2008:

	CONSOLIDATED ENTITY
	US$M
	2009	2008
Continuing operations
Revenue	1,087.4	748.6
Cost of sales	(618.8)	(439.8)
Gross profit from mining operations	468.6	308.8
Corporate expense	(46.2)	(31.9)
Project studies	(0.1)	(2.6)
Exploration expense	(9.4)	(7.9)
Operating profit before other income/(expenses)	412.9	266.4
Other income/(expenses)
Hedging loss	(118.7)	(75.5)
Other income	7.2	0.3
Other expenses	(21.8)	(31.3)
Operating profit/(loss) before finance costs	279.6	159.9
Financial income	9.1	7.3
Financial expenses	(5.4)	(0.5)
Profit/(loss) before tax	283.3	166.7
Income tax expense	(104.6)	(56.6)
Net profit/(loss) after tax from continuing operations	178.7	110.1
Discontinued operations
(Loss)/Profit from discontinued operation, net of income tax	(412.9)	0.7
(Loss)/Profit for the period	(234.2)	110.8
Other comprehensive income:
Exchange difference on translation of foreign operations	104.6	(154.9)
Net change in fair value of cash flow hedges	21.4	(32.7)
Deferred hedging loss transferred to hedging loss expense	118.7	76.7
Net change in fair value of available for sale financial assets	3.0	(2.2)
Income tax on other comprehensive income	(30.4)	(27.6)
Other comprehensive income/(loss) for the period net of tax	217.3	(140.7)
Total comprehensive income/(loss)	(16.9)	(29.9)
Total comprehensive income/(loss) for the period is attributable to:
Owners of LGL	(16.7)	(29.7)
Non-controlling interests	(0.2)	(0.2)
	(16.9)	(29.9)

7 Profile of LGL continued	74
(d) Statement of cash flows
Set out below are LGL’s consolidated statements of cash flows for the years ended 31 December 2009 and 31 December 2008:

	CONSOLIDATED ENTITY
	US$M
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	1,085.5	747.7
Payments arising from suppliers and employees	(634.6)	(539.7)
Cash generated from operations	450.9	208.0
Insurance recoveries	4.5	—
Close out of hedge book	(37.9)	—
Income tax refund received	—	4.6
Interest and finance charges paid	(0.3)	(0.2)
Net cash flow from operating activities	417.2	212.4
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	2.4	3.5
Purchase of property, plant and equipment	(370.8)	(277.9)
Interest and financing charges capitalised	(2.7)	(2.9)
Proceeds on disposal of share investments	4.7	—
Proceeds on disposal of property, plant and equipment	2.0	0.1
Payments for acquisition of non-controlling interests	(10.8)	(2.8)
Loans to controlled entities	—	—
Acquisition of subsidiary net of cash acquired	(0.4)	9.1
Net cash flow used in investing activities	(375.6)	(270.9)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(35.5)	—
Drawdown of debt	50.0	—
Repayment of debt	(0.1)	(0.4)
Proceeds of equity issue	348.5	—
Underwriting expenses	(7.6)	—
Advance to subsidiary pre-acquisition	—	(49.7)
Payment for treasury shares	—	(0.9)
Net cash flow from/(used in) financing activities	355.3	(51.0)
Net increase/(decrease) in cash and cash equivalents	396.9	(109.5)
Cash and cash equivalents at beginning of year	64.7	174.2
Effects of exchange rate changes to cash held	11.9	—
Cash and cash equivalents at end of year	473.5	64.7

Lihir Gold Limited Scheme Booklet	75
(e) Subsequent events
Refer to LGL’s 2009 annual report (available on ASX’s website at www.asx.com.au and LGL’s website at www.lglgold.com) for details of events subsequent to 31 December 2009 in addition to the sale of the Ballarat project discussed immediately below.
Sale of the Ballarat project
On 7 May 2010, LGL completed the sale of the Ballarat project in Victoria, Australia to Castlemaine Goldfields Limited for A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million.
7.10 Possible effect of the Minerals Resource Rent Tax on LGL
LGL expects that the currently proposed Minerals Resource Rent Tax will, if implemented, have no impact on LGL, as it will not apply to gold projects.
7.11 Litigation
LGL is not currently involved in any material litigation, disputes or proceedings and is not aware of any potential material litigation, disputes or proceedings other than:
(a) T Smith (Victorian Workcover Authority) v Ballarat Goldfields Pty Ltd
On 25 January 2010, Ballarat Goldfields Pty Ltd (BGF) received a Charge-Sheet and Summons (Corporate Accused) to appear at the Magistrates’ Court of Victoria at Ballarat in relation to an action commenced by the Victorian Workcover Authority (VWA) arising from a vehicle fatality which occurred at the Ballarat gold mine on 11 December 2008. BGF has retained solicitors and counsel to act on its behalf in this matter. The VWA has also charged the employer of the deceased.
(b) Claim by Strang Aniokaka Limited (SAL) and Strang International Pty Limited (SIPL) against LGL
SAL and LGL were parties to a materials handling and stevedoring services contract for LGL’s Lihir Island operations. LGL sought tenders for the services provided by SAL but subsequently terminated the tender process. Following a notice of termination by LGL, SAL (as contractor) ceased to provide services to LGL on 30 June 2009. LGL bought SAL’s equipment and engaged a labour hire company to provide labour for the services. SAL alleged that LGL was not entitled to terminate the contract when it did but has not progressed that allegation. SAL has purported to assign its rights against LGL to SIPL. SAL and SIPL have subsequently filed an application in the Federal Court, Sydney for preliminary discovery of documents from LGL. The claims by SAL and SIPL which form the basis of the order for preliminary discovery are allegations that LGL engaged in misleading and deceptive conduct and induced a breach of duty of care between shareholders of SAL relating to the tender process. LGL is opposing or will seek to limit the scope of SAL’s and SIPL’s application for preliminary discovery which is anticipated to be heard on 16 August 2010.
In addition to the above matters, companies in the LGL Group are recipients of or defendants in certain claims, suits and complaints made, filed or pending. In the opinion of the LGL Directors, all matters are of such a kind, or involve such amounts, that they will not have a material effect on the financial position of the LGL Group if disposed of unfavourably, or are at a stage which does not permit a reasonable evaluation of the likely outcome of the matter.
7.12 Hedging
LGL’s operational and investment activities expose it to various commodity price risks and foreign exchange risks, which LGL manages in accordance with its established risk management policy framework.
In commodity markets, LGL is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and, to a lesser extent, from the generation of carbon emission reductions.
Since LGL is a US dollar denominated functional currency entity, its international operations are exposed to various foreign currency price risks which arise from non-US dollar denominated operating and capital purchases. Primarily, these operating and capital purchases are denominated in PNG kina, Australian dollars, European euros and West African CFA.
(a) Gold
LGL does not currently engage in hedging of gold sales revenues. With the elimination of its previously established gold hedges by May 2007, and the subsequent closure in June 2009 of hedging inherited through the merger with Equigold NL, as of the date of this Scheme Booklet, LGL does not have any gold hedges in place.
(b) Petroleum products
As at the date of this Scheme Booklet, LGL has hedged limited portions of diesel and heavy fuel oil purchases over a two-year hedge horizon to protect LGL against rising oil prices.

7 Profile of LGL continued	76
(c) Foreign currency
In foreign exchange markets, LGL hedges all known material foreign currency commitments in respect of major capital projects. All known material foreign currency commitments directly related to the Million Ounce Plant Upgrade are therefore currently fully hedged. These commitments are denominated in European euros, Australian dollars and PNG kina. LGL also hedges a portion of operating expenses of the Lihir Island site that are denominated in PNG kina.
All of the above risks are identified, quantified, evaluated and, where considered prudent, managed in accordance with the approved policy framework. In all cases where hedging is implemented, standard vanilla financial derivatives are utilised. Forward currency contracts are utilised to hedge the risk of changes in foreign exchange rates and fuel swaps are utilised to hedge the risk of changes in fuel prices.
7.13 LGL Board
Dr Ross Garnaut AO BA, PhD
Chairman, Independent Director
Chairman and member of the LGL Board since 1995, Dr Garnaut is Chairman of PNG Sustainable Development Program Ltd, a director of Ok Tedi Mining Ltd and a director of the Lowy Institute of International Policy. From 2003 until 2010, he was a trustee and Chairman of the Board of Trustees of the International Food Policy Research Institute. He is a Distinguished Professor of Economics at the Australian National University and Vice-Chancellor’s Fellow at the University of Melbourne. He was formerly Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd.
Dr Garnaut is Chairman of the LGL Board’s Remuneration and Nomination Committee and a member of its Audit and Sustainable Development Committees.
Mr Graeme Hunt BMet, MBA, FAusIMM
Managing Director and Chief Executive Officer
Prior to his appointment as LGL Managing Director and CEO in April 2010, Mr Hunt spent 34 years with BHP Billiton Limited. A metallurgist by training, Mr Hunt held a variety of senior management positions over the course of his career at BHP. He served as President of the global Iron Ore division from 1999 to 2006, and President of the global Aluminium division in 2006 and 2007. Mr Hunt’s most recent role at BHP was as President of Uranium, including responsibility for the Olympic Dam Expansion. As President of Iron Ore, Mr Hunt presided over a major program of building and utilising strategic options for increasing value through expanding production from a huge resource, which continues today.
Mr Bruce Brook BCom, BAcc, FCA, MAICD
Independent Director
Appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a non-executive director of Snowy Hydro Limited, Boart Longyear Limited and Programmed Maintenance Services Limited, and is also a director of the Export Finance & Insurance Corporation and Deep Exploration Technologies Cooperative Research Centre Limited. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. He has previously been a non-executive director of Consolidated Minerals Limited (2005–2008) and Energy Developments Limited (2009–2010).
Mr Brook is Chairman of the LGL Board’s Audit Committee.

Lihir Gold Limited Scheme Booklet	77
Dr Peter Cassidy BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMMM,
FAICD Independent Director
Appointed to the LGL Board in January, 2003. Dr Cassidy is a metallurgical engineer with 40 years of experience in the mining industry in Australia, PNG, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002. Dr Cassidy is also a non-executive director of the Minerals and Metals Group. He was previously a non-executive director of AurionGold Limited (2002–2003), Oxiana Limited (2002–2008), Sino Gold Mining Limited (2002–2009), Energy Developments Limited (2003–2009), Zinifex Limited (2004–2008), OZ Minerals Limited (2008–2009) and Eldorado Gold Corporation (2010).
Dr Cassidy is Chairman of the LGL Board’s Safety and Technical Committee and a member of its Remuneration and Nomination Committee.
Dr Mike Etheridge PhD, FTSE, FAIG, FAICD
Independent Director
Dr Etheridge is a geologist with over 35 years’ experience in exploration, mining, consulting and research. Until 2004, Dr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration. Dr Etheridge is currently Chairman of ABM Resources NL.
Dr Etheridge is a member of the LGL Board’s Safety and Technical Committee.
Lady Winifred Kamit BA, LLB
Independent Director
Appointed to the LGL Board in October 2004. Lady Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councilor of the Institute of National Affairs. She is also a director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Bunowen Services Limited, Post Courier Limited, Allied Press Limited and Anglicare (Stop Aids) PNG. Lady Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission.
Lady Kamit is Chairperson of the LGL Board’s Sustainable Development Committee and a member of its Remuneration and Nomination Committee.
Mr Geoff Loudon MSc, FAusIMM
Independent Director
Appointed a director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir Island deposit in joint venture with Kennecott Explorations Australia Limited. He is currently also Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a director of Port Moresby City Mission Limited.
Mr Loudon is a member of the LGL Board’s Safety and Technical and Sustainable Development Committees.

7 Profile of LGL continued	78
Mr Alister Maitland B Com, FAICD, FAIM, SF Fin
Independent Director
Appointed in 2007. Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Among other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland was Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd, and a non-executive director of Maybank Corporation Berhad.
Mr Maitland is a member of the LGL Board’s Audit Committee.
7.14 Material changes in LGL’s financial position since last accounts published
Within the knowledge of the LGL Board, and other than as disclosed in this Scheme Booklet (in particular, in this section 7), the financial position of LGL has not materially changed since 31 December 2009, being the date of the balance sheet for the full year accounts of LGL for the financial year ended 31 December 2009.
LGL’s Financial Report for the full year ended 31 December 2009 was released on 18 February 2010. This report is available from ASX’s website at www.asx.com.au and LGL’s website at www.lglgold.com.
7.15 Continuous disclosing entity
As a company listed on ASX and a “disclosing entity” under the Australian Corporations Act, LGL is subject to regular reporting and disclosure obligations. Broadly, these obligations require LGL to announce price sensitive information as soon as it becomes aware of the information, subject to exceptions for certain confidential information and incomplete proposals. LGL’s recent announcements are available from ASX’s website at www.asx.com.au and LGL’s website at www.lglgold.com. Further announcements concerning developments at LGL will continue to be made available on these websites after the date of this Scheme Booklet.
Copies of documents lodged with ASIC in relation to LGL may be obtained from, or inspected at, an ASIC office. A fee may be payable to inspect or obtain copies of these documents.
LGL is currently subject to reporting and disclosure obligations with the SEC under the US Exchange Act. Copies of LGL’s documents filed with or submitted to the SEC can be obtained from the SEC’s website at www.sec.gov. Although Newcrest will be deemed to succeed to LGL’s registration under the US Exchange Act when the Scheme becomes Effective, Newcrest has advised that, provided it satisfies the applicable requirements under the US Exchange Act and the rules and regulations under that Act, it intends to terminate such registration under the US Exchange Act as soon as practicable following the time the Scheme becomes Effective. See section 9.3(c) for additional information.

PROFILE OF NEWCREST
79

8

Processing plant at dusk – Telfer, Western Australia.

8 Profile of Newcrest continued	80
8.1 Background
Newcrest is a major Australian headquartered explorer for, and producer of, gold. In addition to gold production, Newcrest also produces a significant amount of copper and some silver. Newcrest is Australia’s largest gold producer and one of the world’s top ten gold mining companies by production, reserves and market capitalisation. As at 21 July 2010, it had a market capitalisation of A$16.1 billion.
Newcrest has a substantial and long-life reserve and resource base. As at 30 June 2009, it had gold reserves of 42.8 M ounces, copper reserves of 4.67 M tonnes, gold resources of 80.0 M ounces and copper resources of 14.36 M tonnes. During the financial year ended 30 June 2009, Newcrest produced 1,631,183 ounces of gold and 89,877 tonnes of copper. For the financial year ended 30 June 2009, Newcrest generated total sales revenue of A$2,530.8 million, operating EBITDA of A$1,039.4 million and underlying profit of A$483.1 million. Newcrest’s statutory profit after tax for the year ended 30 June 2009 was A$248.1 million, which included a non-cash loss of A$235.0 million relating to Newcrest’s gold hedge close-out during the financial year ended 30 June 2008.
Newcrest’s current activities include seven operating mines, including the recently completed Ridgeway Deeps block cave (Cadia Hill, Ridgeway, Telfer Open Pit, Telfer Underground, Hidden Valley, Cracow and Gosowong) and two development projects (Cadia East, and Gosowong Expansion). Newcrest uses a range of efficient and low cost bulk mining methods together with selective underground mining methods for higher grade epithermal operations. In addition, Newcrest is evaluating three other major prospects with significant metal endowments, namely Wafi-Golpu in PNG, Namosi in Fiji and O’Callaghans in Western Australia and is currently exploring for gold and gold-copper deposits in Australia, Indonesia, Fiji and PNG.
Newcrest has experience in developing and commissioning both large-scale mines, such as Cadia Hill, Ridgeway, Telfer and Hidden Valley, and small-scale mines that capitalise on high-grade deposits such as Gosowong and Cracow.
Newcrest dates back to 1966, when Newmont Mining Limited established an Australian subsidiary, Newmont Australia Limited. The present company, Newcrest Mining Limited, was incorporated in Victoria on 20 June 1980 as Newmont Holdings Pty Ltd. In 1990, Newmont Australia Limited acquired Australmin Holdings Ltd, and subsequently merged with BHP Gold Limited in 1990 and changed its name to Newcrest Mining Limited. Newcrest has been listed on ASX since 1987 (as Newmont Australia Limited until 1990) and in September 2008 it was included in the S&P ASX Top 20 companies. In addition, Newcrest maintains a “level 1” ADR program in the United States. See section 8.23 for additional information.

Lihir Gold Limited Scheme Booklet	81
The figure below illustrates the location of Newcrest’s major operations, development projects and exploration activity.
8.2 Strategic intentions
Newcrest pursues a strategy of delivering competitive shareholder returns by:
•	maintaining a focus on gold;

•	building a portfolio of low-cost, predominantly long-life gold assets, through exploration and acquisition in known gold regions (focus on South East Asia);

•	optimising performance at each phase of the gold mining value chain (exploration, projects and operations);

•	utilising its technical expertise across mining, transportation and metallurgical processes;

•	constantly improving environmental performance, community involvement and safety outcomes; and

•	developing our people in technical, commercial and leadership aspects of the industry.

8 Profile of Newcrest continued	82
8.3 Corporate structure
A simplified Newcrest group structure is set out below. A full list of subsidiaries can be obtained from Newcrest’s 2009 Annual Report.

Note

1	Other group companies include corporate and exploration entities.
Under the proposed Scheme, LGL will become a direct subsidiary of Newcrest.
8.4 Major assets
(a) Operations
Cadia Hill
The Cadia Hill open pit mine (Cadia Hill) is located in central western New South Wales, Australia, 20 kilometres south-west of the city of Orange and 250 kilometres west of the city of Sydney. Cadia Hill is 100% owned by Newcrest and is one of the largest open pit gold-copper mines in Australia.
Cadia Hill produces approximately 17 Mtpa of plant feed ore and current total material movement of approximately 33 Mtpa. Newcrest estimates that total material movement will decline over the coming years, due to the reduction in waste removal requirements that will occur as the pit nears completion. The pit is currently approximately 650 metres below the original surface. Refer to section 8.4(b) for further detail in relation to the development of Cadia East.
As at 30 June 2009, Cadia Hill contained resources of 5.9 M ounces of gold and 0.51 M tonnes of copper at an average grade of 0.43 g/t and 0.12% copper and reserves of 2.6 M ounces gold and 0.20 M tonnes copper at average grade of 0.61 g/t gold and 0.15% copper.
Production for the year ended June 2009 was 297,889 ounces and 28,083 tonnes of gold and copper, respectively, at a net cash cost of A$499 per ounces of gold, and for the six months ended 31 December 2009 production was 127,998 ounces and 14,158 tonnes of gold and copper, respectively, at a net cash cost of A$225 per ounce of gold.
Cadia Hill has a forecast mine life to early 2013.

Lihir Gold Limited Scheme Booklet	83
Ridgeway
The Ridgeway gold-copper mine (Ridgeway) is located approximately three kilometres north-west of Cadia Hill. The two mines share a number of infrastructure facilities and services, enabling the two concentrators to be efficiently operated as a single complex. Ridgeway is 100% owned by Newcrest.
The Ridgeway deposit, discovered in November 1996, lies approximately 500 metres below the surface. In April 2002, Ridgeway operations were officially opened with a successful commissioning of the underground sub-level cave mine, ore handling facilities and a new concentrator with a nominal throughput rate of 4 Mtpa. The underground mining rate and concentrator throughput have since been increased to 6 Mtpa.
Ridgeway has transitioned from the original sub-level cave operation to a recently commissioned block cave beneath the sub-level cave. Mining of the sub-level cave mine was essentially completed in the quarter ended March 2010 and mining transitioned to the lower level block cave, Ridgeway Deeps, which was completed under budget and three months ahead of schedule at a cost of A$505 million.
As at 30 June 2009, Ridgeway contained resources of 3.8 M ounces gold and 0.59 M tonnes copper at an average grade of 0.77 g/t and 0.39% copper and reserves of 2.7 M ounces gold and 0.38 M tonnes copper at average grade of 0.84 g/t gold and 0.39% copper.
Production for the year ended June 2009 was 234,298 ounces and 28,889 tonnes of gold and copper, respectively, at a net cash cost of (A$4) per ounce of gold, and for the six months ended 31 December 2009 production was 99,785 ounces and 13,164 tonnes of gold and copper, respectively, at a net cash cost of A$74 per ounce of gold.
Telfer
Telfer was the founding project for Newmont Australia Limited after its discovery in 1971 and became the cornerstone of Newcrest following its creation. The original gold mine operated from 1977 to 2000 and produced almost 6 M ounces of gold. In October 2000, mining operations were suspended due to escalating costs, caused primarily by the prevalence of cyanide soluble copper encountered in the ore at the base of the Telfer open pit.
A comprehensive feasibility study was completed in October 2002, which established an optimum strategy for the mining and processing of ore from the surface and Telfer Deeps ore (which is below the main pit) from underground. Instead of viewing the copper as an impediment in the extraction process, as had previously been the case, the project sought to optimise the economic value of the deposit by the production of copper as a by-product.
The Telfer gold-copper operation was officially re-opened in July 2005, after two years of construction. The mine is located in the Great Sandy Desert in the Paterson Province of Western Australia, Australia, approximately 450 kilometres east-south-east of Port Hedland. The mine is approximately 1,300 kilometres by air and 1,900 kilometres by road from Perth. Telfer is 100% owned by Newcrest.
The operation comprises two mines, Telfer Open Pit and Telfer Underground. Telfer Open Pit comprises the Main Dome open pit and the West Dome open pit. Open pit mining currently takes place in the Main Dome open pit. The underground mine is located beneath the Main Dome open pit. The ore from the mining operations is combined in a large, twin train, flotation treatment plant.
As at 30 June 2009, Telfer (excluding O’Callaghans) contained resources of 19.6 M ounces gold and 0.76 M tonnes copper at an average grade of 0.96 g/t gold and 0.12% copper and reserves of 14.1 M ounces gold and 0.53 M tonnes copper at average grade of 0.91 g/t gold and 0.11% copper.
Production for the year ended June 2009 was 629,108 ounces and 32,905 tonnes of gold and copper, respectively, at a net cash cost of A$7081 per ounce of gold and for the six months ended 31 December 2009 production was 347,539 ounces and 17,826 tonnes of gold and copper, respectively, at a net cash cost of A$552 per ounce of gold.

Note

1	Telfer’s cash costs were higher by A$8.6 million June year to date, directly attributable to the gas supply interruption caused by the explosion at Apache Energy’s Varanus Island gas plant in June 2008.

8 Profile of Newcrest continued	84
Cracow
The Cracow gold mine (Cracow) is owned jointly by Newcrest (which holds a 70% interest) and Catalpa Resources (which holds a 30% interest). Cracow is located in central Queensland, Australia, approximately four kilometres from the township of Cracow and approximately 500 kilometres north-west of the city of Brisbane. Newcrest manages the mining operations and exploration in the district.
In 2004, Newcrest and its then joint venture partner completed initial development of the underground mine and refurbishment and upgrading of the existing treatment plant. The first production of gold occurred in November 2004.
As at 30 June 2009, Cracow contained resources of 0.84 M ounces gold and 0.62 M ounces silver at an average grade of 8.2 g/t gold and 6.0 g/t silver and reserves of 0.23 M ounces gold and 0.15 M ounces silver at average grade of 7.2 g/t gold and 4.8 g/t silver.1
Production for the year ended 30 June 2009 was 99,204 ounces at a net cash cost to Newcrest of A$519 per ounce of gold and for the six months ended 31 December 2009 production was 53,081 ounces at a net cash cost to Newcrest of A$490 per ounce of gold.2
Gosowong
The Gosowong gold mine (Gosowong) is located on Halmahera Island, Indonesia. It is operated by PTNHM, which is owned jointly by Newcrest (which holds an 82.5% interest) and PT Aneka Tambang, a public company listed on the Indonesia Stock Exchange (which holds a 17.5% interest). Development of the Kencana K1 deposit represents the third mine at the Gosowong site, the first two being the Gosowong open pit mine and the Toguraci open pit mine (Toguraci).
Development of the Kencana mine commenced in 2005, upon approval of the feasibility study and the environmental impact statement by the Indonesian Minister of Mines. Site preparation, construction of the access road and pre-stripping activities were then undertaken. First gold production occurred in March 2006. The Gosowong processing plant has a capacity of approximately 575,000 tonnes per year (following the commissioning of the Vertimill in June 2009) and processes ore from Kencana K1, K2 and K-Link, high-grade underground mineralisation deposits averaging 24 grams of gold per tonne.
During the year ended 30 June 2005, the K2 orebody was discovered at the Kencana system. The Kencana K2 orebody is located approximately 200 metres south-west of the original Gosowong orebody and is approximately 100 metres deeper. Development for K2 is progressing, with the K2 ventilation shaft completed ahead of schedule and production from K2 having commenced.
As at 30 June 2009, Gosowong contained resources of 2.8 M ounces gold and 2.2 M ounces silver at an average grade of 24 g/t gold and 18 g/t silver and reserves of 2.4 M ounces gold and 1.6 M ounces silver at average grade of 24 g/t gold and 16 g/t silver.3
Gold production for the year ended June 2009 was 400,220 ounces at a net cash cost of A$336 per ounce of gold and for the six months ended 31 December 2009 gold production was 182,256 ounces at a net cash cost of A$340 per ounce of gold.

Notes

1	The figures shown represent 100% of the Mineral Resource and Ore Reserve. Cracow is an unincorporated joint venture between Newcrest (70%) and Catalpa Resources (30%).

2	The figures shown represent 100% interest unless otherwise stated. Cracow is an unincorporated joint venture between Newcrest (70%) and Catalpa Resources (30%).

3	The figures shown represent 100% of the Mineral Resource and Ore Reserve. Kencana is owned and operated by PT. Nusa Halmahera Minerals, an incorporated joint venture between Newcrest (82.5%) and PT Aneka Tambang (17.5%).

Lihir Gold Limited Scheme Booklet	85
Hidden Valley
Hidden Valley is a gold and silver project located approximately 90 kilometres south-west of Lae in Morobe Province, PNG. Regionally, the goldfields district of the Morobe Province covers a portion of the Papuan Orogenic belt, which hosts a number of world-class gold and copper-gold deposits including Porgera and Ok Tedi.
Hidden Valley is part of the Morobe Mining JV (MMJV) which is owned 50% by Newcrest and 50% by Harmony Gold Mining Company.
Construction and commissioning of the Hidden Valley plant, including the silver flotation circuit, were delayed because of heavy rainfall, gearbox failures and plant modifications, but are now completed. The plant is now expected to reach its original design capacity and throughput in the June 2010 quarter. Electricity supply at Hidden Valley is currently sourced from 19 diesel generator sets located on site. MMJV has contracted with PNG Power Limited for a permanent supply of electricity through the Yonki Toe of Dam hydro scheme, expected to become the permanent source of electricity supply in late 2010.
Hidden Valley is expected to produce over 250 k ounces of gold and 3.6 M ounces of silver per year over a projected 14 year mine life. Exploration potential in the immediate mine area is high and Newcrest is confident that the mine life can be extended.
As at 30 June 2009, Hidden Valley contained Resources of 5.4 M ounces gold and 84.0 M ounces silver at an average grade of 1.8 g/t gold and 32 g/t silver and reserves of 2.8 M ounces gold and 45 M ounces silver at average grade of 2.1 g/t gold and 37 g/t silver.1
Gold production for the six months ended 31 December 2009 was 49,364 ounces (all capitalised).2
(b) Development projects
In accordance with Newcrest’s strategy of enhancing existing operations, it currently has a suite of new mine-based development projects in construction at Cadia East and Gosowong. Newcrest is also considering developing an emerging suite of development projects at Wafi-Golpu (PNG), Namosi (Fiji), O’Callaghans (Western Australia, Telfer) and Toguraci Underground (Indonesia, Gosowong), which are discussed in further detail below.
Newcrest’s development and project team focuses on the development, feasibility, design and construction of Newcrest’s mining projects. The team develops business cases and mine plans and estimates the costs, timing and resources required to begin both extraction and processing of the ore bodies that the exploration and development team has identified. The team works closely with the minerals and operations teams to ensure the project delivers the planned outcomes. Overviews of Newcrest’s projects are provided below.
Cadia East
On 9 April 2010, the Newcrest Board approved the development of the Cadia East gold and copper deposit following receipt of New South Wales Government planning approval in January 2010 and the subsequent completion of other regulatory requirements in relation to the proposed development.
The Cadia East deposit is a porphyry zone of gold-copper mineralisation adjacent to the eastern edge of the Cadia Hill ore body and extending up to 2.5 kilometres east. The system is up to 600 metres wide and extends to approximately 1.9 kilometres below the surface. It was discovered before Ridgeway. It is one of the world’s largest gold deposits, comprising a Mineral Resource of 2,347 M tonnes containing 33.2 M ounces of gold and 6.59 M tonnes of copper, along with a current Ore Reserve of 18.7 M ounces of gold and 3.16 M tonnes of copper. It will underpin production from the Cadia Valley for at least the next 30 years.
The project is based on the construction of an underground mine adjacent to the existing Cadia Hill open pit mine, and an expansion of the existing Cadia Valley processing plant capacity from 24 Mtpa to 26 Mtpa. It will be Australia’s largest underground mine and one of the largest underground mines in the world.

Notes

1	The figures shown represent 100% of the Mineral Resources and Ore Reserve. Newcrest and Harmony Gold each hold a 50% interest in the Morobe Mining JV.

2	The figures shown represent 100% unless otherwise stated. Newcrest and Harmony Gold each hold a 50% interest in the Morobe Mining JV.

8 Profile of Newcrest continued	86
The project will enable production from Cadia Valley operations to increase to a range of 700 k ounces to 800 k ounces of gold and 75 k tonnes to in excess of 100 k tonnes of copper per year over the first 10 years. Cash costs over the first 10 years of production are expected to be below A$100 per ounce, with a total production cost of less than A$250 per ounce. Both these costs are after by-product credits that conservatively allow for a drop in the copper price to US$2.00/lb from 2016 with an exchange rate of US$1/A$0.75.
The estimated capital cost of the project is A$1.91 billion, with the majority of the capital expenditure to be incurred by the end of the 2012 calendar year. It will comprise underground mine development which includes a new underground crushing and ore handling system, modifications to the existing processing plant and further development of bulk underground mining technologies. First production is expected in the second half of the 2012 calendar year. Commissioning will be completed during the 2013 calendar year as the operation ramps-up to full production.
Gosowong
Newcrest Board approval to develop the Gosowong expansion project was received during the December quarter 2008. The project involves extension of the existing Kencana underground mine into the K Link and K2 ore bodies and increasing process plant throughput to 65 tph (currently 50 tph). The project scope includes additional mine development, ventilation works, processing facility upgrades, increased tailings storage capacity and upgrades to general site infrastructure.
The development capital cost of the project is estimated at US$179 million including early commitment capital. The expansion project is planned to increase gold production to an average annualised rate of over 450 k ounces.
In the six months ended 31 December 2009, approximately A$45 million was spent on development expenditure at Gosowong.
(c) Exploration
Discovery of new ore bodies remains an important element in Newcrest’s strategy to maximise shareholder returns over the long term. Newcrest has a strong discovery record in the gold mining industry and has had success in discovering major gold deposits in the past 15 years.
Newcrest’s exploration strategy is focused on brownfields exploration of known gold mining or mineral districts in Australia, Indonesia, Fiji and PNG and focuses on deeper drilling. A key objective of Newcrest’s exploration strategy is to control large mineral districts in order to secure long-term mining operations, while enhancing the potential for repeat discoveries.
The principal targets for Newcrest’s exploration activities are large porphyry gold-copper, epithermal gold and sediment hosted gold deposits. An extensive greenfield and brownfield exploration program is maintained as part of Newcrest’s long-term growth objective. Newcrest’s current focus is on Gosowong in Indonesia, Telfer in Western Australia, Namosi in Fiji and Wafi-Golpu and other exploration tenements in PNG.
Namosi
The Namosi tenement, which is located about 30 kilometres west of Fiji’s capital city, Suva, has been periodically explored over the past 40 years. It is centred on a district that is highly prospective for copper-gold porphyry system.
The potential for gold and base metals at Namosi was established in the 1960s, and exploration led to the eventual discovery of the Waisoi deposits. Between 1991 and 1995, Placer Pacific defined a large, low grade, porphyry copper-gold deposit at Waisoi as an open pit copper gold resource and conducted a feasibility study.
In late 2007, Newcrest signed a definitive joint venture agreement with Nittetsu Mining Co., Ltd and Mitsubishi Materials Corporation to establish the Namosi joint venture to explore for porphyry copper-gold and epithermal-style gold mineralisation in the Namosi region of Fiji. Newcrest owns 69.94% of the Namosi joint venture and is the manager of the joint venture’s exploration activities.

Lihir Gold Limited Scheme Booklet	87
Newcrest’s work on the Namosi tenement has focused on two key areas:
•	Investigation into the Waisoi deposit, including studies focused on previously identified mineralisation and drilling to test for possible depth extensions of the mineralisation. The studies consider potential mining options, as well as evaluating the infrastructure, permit requirements and services requirements.

•	As at 30 June 2009, Mineral Resources for the Waisoi gold-copper deposits total 5.7 M ounces of gold and 5.5 M tonnes of copper. It is anticipated that a maiden Ore Reserve estimate for Waisoi will be completed in 2010. Nearby, on SPL1420, exploration drilling has identified higher grade copper and gold mineralisation in the Waivaka Corridor. Significant exploration expenditure is planned at Waivaka and other prospects in 2010 and beyond.
Wafi-Golpu
The Wafi-Golpu project is located in the Morobe Province of PNG, approximately 65 kilometres south-west of the town of Lae. Wafi-Golpu is a major exploration project that forms part of the MMJV.
Recent work conducted by the MMJV has included a significant amount of additional drilling at Wafi-Golpu, ongoing regional exploration, and concept studies on deposit knowledge and possible development scenarios. Results from this work, including but not limited to very strong gold and copper results from deep drilling at Golpu, support an exploration target for the Wafi-Golpu project area of in excess of 20 M ounces of gold and 4 M tonnes of copper based on a tonnage range between 600 and 1,000 M tonnes. This targets growth of epithermal deposits to between 100 and 200 M tonnes at a grade range between 1.5 and 2.0 grams per tonne plus porphyry deposits to a range of 500 and 800 M tonnes at grades between 0.7 and 1.1% copper and 0.5 to 0.7 g/t gold.1
Reported Measured, Indicated and Inferred Mineral Resources (100%) as at 30 June 2009 for Wafi-Golpu-Nambonga total approximately 300 M tonnes containing 10.2 M ounces of gold and 1.8 M tonnes of copper. This comprises an extensive body of gold-only epithermal style mineralisation (Wafi) and deeper porphyry related copper-gold mineralisation (Golpu and Nambonga). The Wafi epithermal mineralisation includes oxide, transitional and sulphide ore types with individual ore zones reported at relatively high cut-off grades. Studies show that the resource is quite sensitive to these cut-offs with only minor improvements in margin required to increase the inventory substantially. Exploration also demonstrates that these mineralised zones are spatially related to a central diatreme and that the mineralised zones remain open at depth.
Deep drilling undertaken and reported in recent quarters demonstrates that the Golpu porphyry deposit may be significantly larger than the reported resource. Results show strongly mineralised porphyry at depth and to the north with grades persisting well into metasediment wall-rocks. Several other porphyry style targets in earlier stages of exploration with encouraging preliminary data also exist in the project area.
(d) Newcrest leadership in underground mining methods
Newcrest strategic business overview
Newcrest is recognised as a global leader in the development and operation of low-cost, long-life gold and gold-copper underground mines. Newcrest’s technical and operational capability in each part of the mining value chain allows it to pursue varied growth opportunities and maintain a strong project pipeline.
Over recent years Newcrest has placed significant focus on investing in strategic research and development of world-leading underground bulk-mining technologies.
Strategic research and development focus
Newcrest’s research and development comprises a broad cross-functional project portfolio from early concept studies to full-scale trials. Trough such studies and trials, Newcrest has advanced the technical development of caving and other mining methods to achieve its strategic, cost and resource targets.
Examples of Newcrest’s development focus include:
•	new design for drawbell blasting at Ridgeway;

•	rapid development of the Cadia East exploration decline;

•	new deep-sub-level caving processes at Telfer;

•	block cave in production at Ridgeway Deeps; and

•	hydrofracturing technique applied at Ridgeway Deeps.

Note

1	The potential quantity and grade of this Exploration Target is conceptual in nature and is expressed in 100% equity terms. At this point there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource.

8 Profile of Newcrest continued	88
8.5 Production and cost profile
The table below sets out recent production history for Newcrest’s mines.

			9 MONTHS TO	YEAR ENDED	YEAR ENDED
			31 MARCH 2010	30 JUNE 2009	30 JUNE 2008
Mining	Mine production	Mt	76.7	93.0	119.8
	Tonnes treated	Mt	34.4	42.5	41.4
Gold	Head grade	g Au/t	1.27	1.38	1.53
	Gold recovery	%	87.3	85.1	85.6
	Gold produced	koz	1,236	1,631	1,781
Copper	Head grade	%	0.21	0.24	0.23
	Copper recovery	%	87.3	86.4	83.7
	Copper produced	kt	65.7	89.9	87.5
Cash costs	Gross cash costs	A$/oz	362	445	249
	Net cash costs	A$/oz	349	468	255
	Total costs	A$/oz	527	632	416

Note

1	Gross cash, net cash and total costs exclude the net impact after insurance proceeds of the June 2008 Varanus Island incident.
Gold production for the 2010 financial year is expected to be at the lower end of 1.81—1.91 M ounces with probable outcomes settling in the range of 1.81 M ounces plus 1% minus 3%.
Newcrest has publicly disclosed production guidance and resources and reserves data in respect of its operations in the following recent presentations:
•	half year results presentation on 12 February 2010;

•	presentation to the BMO Global Metals and Mining Conference on 1 March 2010;

•	presentation to the Credit Suisse Asian Investment Conference on 24 March 2010;

•	presentation on the March Quarterly Report on 22 April 2010; and

•	presentation to the Merrill Lynch Global Metals Mining Conference on 11 May 2010.
Copies of these presentations are available from Newcrest’s website at www.newcrest.com.au and ASX’s website at www.asx.com.au.
Further announcements and presentations concerning Newcrest’s updated production guidance and resources and reserves data will continue to be made after the date of this Scheme Booklet, and can be obtained from Newcrest’s website and ASX’s website. In particular, Newcrest is expected to make the following disclosures to the market following the date of this Scheme Booklet but prior to the Scheme Meeting:
•	June 2009 Quarterly Production Report (expected 22 July 2010); and

•	Preliminary Final Report for Financial Year Ended 2010 (expected 16 August 2010).

Lihir Gold Limited Scheme Booklet	89
8.6 Mineral Resources and Ore Reserves
The following tables present Newcrest’s most recent statement of Mineral Resources and Ore Reserves as at 30 June 2009, as released in Newcrest’s 2009 Annual Report or, in the case of O’Callaghans, as subsequently released to ASX on 12 February 2010. Newcrest’s Mineral Resources stated in this Scheme Booklet are inclusive of Ore Reserves.
Mineral Resources — gold and copper

	TONNES	AVERAGE GRADE		CONTAINED METAL
	(MILLION)	(G/T AU)	(% CU)	(MOZ AU)	(MT CU)
Cadia Province, NSW	3,016	0.45	0.26	44.0	7.98
Telfer Province, WA5	634	0.96	0.12	19.6	0.76
Gosowong, Indonesia[1]	3.7	24	N/A	2.8	N/A
Cracow, Qld[2]	2.2	8.2	N/A	0.6	N/A
Morobe Mining JV, PNG[3]	198	1.22	0.47	7.8	0.92
Namosi JV, Fiji[4]	910	0.14	0.42	4.0	3.83
Marsden, NSW	216	0.17	0.33	1.2	0.71
TOTAL				80.0	14.2

Notes

1	The figures shown represent 100% of Mineral Resource. Kencana is owned and operated by PTNHM, an incorporated joint venture between Newcrest (82.5%) and PT Aneka Tambang (17.5%).

2	The figures shown represent 70% of the Mineral Resource. Cracow is an unincorporated joint venture between Newcrest (70%) and Catalpa Resources (30%).

3	The figures shown represent 50% of the Mineral Resource. Newcrest and Harmony Gold each hold a 50% interest in the Morobe Mining JV.

4	The figures shown represent 69.94% of the Mineral Resource.

5	Excluding O’Callaghans.
Mineral Resources — silver

		AVERAGE	AVERAGE
	TONNES	GRADE	GRADE
	(MILLION)	(G/T AG)	(MOZ AG)
Gosowong, Indonesia[1]	3.7	18	2.2
Cracow, Qld[2]	2.2	6.0	0.4
Morobe Mining JV, PNG[3]	41	32	42.0
TOTAL			44.6
O’Callaghans Mineral Resource (Telfer Province, WA)

	TONNES	WO3	CU	ZN	PB	WO3	CU	ZN	PB
	(MILLION)%		%	%	%	(MT)	(MT)	(MT)	(MT)
Total	78	0.33	0.29	0.50	0.25	0.26	0.22	0.39	0.19

Notes

1	The figures shown represent 100% of the Ore Reserve. Kencana is owned and operated by PTNHM, an incorporated joint venture between Newcrest (82.5%) and PT Aneka Tambang (17.5%).

2	The figures shown represent 70% of the Ore Reserve. Cracow is an unincorporated joint venture between Newcrest (70%) and Catalpa Resources (30%).

3	The figures shown represent 50% of the Ore Reserve. Newcrest and Harmony Gold each hold a 50% interest in the Morobe Mining JV.

8 Profile of Newcrest continued	90
Ore Reserves — gold and copper

	TONNES	AVERAGE GRADE		CONTAINED METAL
	(MILLION)	(G/T AU)	(% CU)	(MOZ AU)	(MT CU)
Cadia Province, NSW	1,194	0.63	0.31	24.0	3.74
Telfer Province, WA	480	0.91	0.11	14.1	0.53
Gosowong, Indonesia[1]	3.1	24	N/A	2.4	N/A
Cracow, Qld[2]	0.70	7.2	N/A	0.2	N/A
Morobe Mining JV, PNG[3]	56	1.16	0.71	2.1	0.40
TOTAL				42.8	4.67
Ore Reserves — silver

		AVERAGE	AVERAGE
	TONNES	GRADE	GRADE
	(MILLION)	(G/T AG)	(MOZ AG)
Gosowong, Indonesia[1]	3.1	16	1.6
Cracow, Qld[2]	0.70	5.3	0.1
Morobe Mining JV, PNG[3]	19.0	37	22.6
TOTAL			24.3

Notes

1	The figures shown represent 100% of the Ore Reserve. Kencana is owned and operated by PTNHM, an incorporated joint venture between Newcrest (82.5%) and PT Aneka Tambang (17.5%).

2	The figures shown represent 70% of the Ore Reserve. Cracow is an unincorporated joint venture between Newcrest (70%) and Catalpa Resources (30%).

3	The figures shown represent 50% of the Ore Reserve. Newcrest and Harmony Gold each hold a 50% interest in the Morobe Mining JV.
Ore Reserves and Mineral Resources for Newcrest included herein are presented in accordance with the JORC Code.
The information in this Scheme Booklet that relates to Exploration Results, Mineral Resources and Ore Reserves with regard to Newcrest is based on information compiled by C. Moorhead. C. Moorhead is Newcrest’s Executive General Manager Minerals, and is not independent for Nl 43-101 purposes. C. Moorhead is a Member of the Australasian Institute of Mining and Metallurgy, a Competent Person as defined under the JORC Code, and a Qualified Person for the purposes of Nl 43-101 in Canada. C. Moorhead consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.
Investors should note that it is a requirement of the Listing Rules of ASX that the reporting of Ore Reserves and Mineral Resources in Australia comply with the JORC Code, whereas mining companies in other countries may be required to report their mineral reserves and/or resources in accordance with other guidelines. Investors should note that while Newcrest’s Ore Reserve and Mineral Resource estimates comply with the JORC Code, they may not comply with the relevant guidelines in other countries.
For Nl 43-101 purposes, if presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the Mineral Reserve and Mineral Resource presentation would be materially the same.
8.7 Capital structure and ownership
As at the 20 July 2010, Newcrest’s capital comprises:
•	483,499,363 ordinary shares.

•	41,510 Newcrest Shareholders; and

•	946 Newcrest Shareholders with less than a marketable parcel of A$500 worth of ordinary shares.

Lihir Gold Limited Scheme Booklet	91
As at 20 July 2010, the top 20 Newcrest Shareholders held approximately 89.1% of Newcrest Shares as indicated in the table below:

	NAME	CURRENT BALANCE	ISSUED CAPITAL %
1	HSBC Custody Nominees (Australia) Limited	170,582,961	35.28
2	National Nominees Limited	130,041,577	26.90
3	J P Morgan Nominees Australia Limited	56,101,436	11.60
4	Citicorp Nominees Pty Limited	44,201,154	9.14
5	ANZ Nominees Limited	10,604,681	2.19
6	Cogent Nominees Pty Limited	3,984,842	0.82
7	AMP Life Limited	2,968,762	0.61
8	UBS Nominees Pty Limited	2,289,694	0.47
9	Queensland Investment Corporation	1,626,908	0.34
10	Australian Reward Investment Alliance	1,605,626	0.33
11	HSBC Custody Nominees (Australia) Limited — A/C 3	1,263,891	0.26
12	Citicorp Nominees Pty Limited	1,217,899	0.25
13	Cogent Nominees Pty Limited	714,746	0.15
14	ANZ Nominees Limited	684,448	0.14
15	UBS Wealth Management Australia Nominees Pty Ltd	595,986	0.12
16	Suncorp Custodian Services Pty Limited and Suncorp Custodian Services Pty Limited	558,552	0.12
17	Mr Damon Wells	520,995	0.11
18	Equity Trustees Limited	500,000	0.10
19	HSBC Custody Nominees (Australia) Limited — GSCO ECA	492,501	0.10
20	RBC Dexia Investor Services Australia Nominees Pty Limited	446,447	0.09
Total		431,003,106	89.1
Based on publicly available information as at 20 July 2010, Newcrest had received notifications from the following shareholders in relation to substantial holdings in Newcrest in accordance with section 671B of the Australian Corporations Act:

	CURRENT BALANCE	ISSUED CAPITAL %
BlackRock Investment Management (Australia) Limited	71,058,580	14.70
Fidelity	53,940,769	11.16
Commonwealth Bank of Australia	51,959,058	10.75

8 Profile of Newcrest continued	92
8.8 Dividend history and policy
Newcrest reviews its results each half year and determines an appropriate level of dividend, taking into account the level of profits for the half year and full year, anticipated cash commitments and cash available for payment of dividends. From 2001 to 2007, Newcrest paid an annual dividend of 5 cents per Newcrest Share. In 2008 and 2009, Newcrest paid an annual dividend of 10 cents and 15 cents per Newcrest Share respectively. Since 2006, Newcrest’s dividends have been unfranked. Newcrest declared an interim unfranked dividend of A$0.05 per Newcrest Share for the half year ended 31 December 2009, which was paid to Newcrest Shareholders on 16 April 2010. The unfranked dividend has been paid from foreign sourced income, and has therefore been exempt from Australian withholding tax. Newcrest also maintains a non-discounted dividend reinvestment plan.
Newcrest’s focus is on delivering overall value creation and returns to its shareholders, including through the payment of dividends. The capacity to pay dividends, and where possible to increase them, is balanced with the need for Newcrest to fund its emerging projects to ensure its future growth.
8.9 Recent Newcrest Share price performance
The following chart shows the closing price of Newcrest Shares on ASX over the past 12 months:
The closing price of Newcrest Shares on ASX on 21 July 2010 (being the last ASX Trading Day prior to the date of this Scheme Booklet) was A$33.31.
During the 12 months ended 21 July 2010:
•	the highest recorded daily closing price for Newcrest Shares on ASX was A$39.26 on 2 December 2009; and

•	the lowest recorded daily closing price for Newcrest Shares on ASX was A$28.55 on 21 August 2009.
During the three months ended 21 July 2010:
•	the highest recorded sale price for Newcrest Shares on ASX was A$36.47 on 28 June 2010; and

•	the lowest recorded sale price for Newcrest Shares on ASX was A$29.73 on 5 May 2010.
The last recorded sale price for Newcrest Shares on ASX before the Announcement was A$32.06 on 3 May 2010.

Lihir Gold Limited Scheme Booklet	93
8.10 Newcrest financial information
Set out below is a summary of recent financial information relating to Newcrest from its financial reports for the years ended 30 June 2009 and 30 June 2008 and for the half year ended 31 December 2009.
The Newcrest financial information is presented in an abbreviated form and does not contain all the disclosure provided in an annual report prepared in accordance with the Australian Corporations Act.
The Newcrest 2009 annual financial report was released to ASX on 17 August 2009, the 2008 annual financial report was released to ASX on 19 August 2008 and the 2009 half year financial report was released to ASX on 12 February 2010. Those reports contain details on the accounting policies applied by Newcrest and a detailed discussion and analysis by Newcrest’s management of the financial results for the respective periods. A copy of the Newcrest 2009 half year financial report and 2009 Annual Report will be provided free of charge to anyone who requests a copy. Copies of Newcrest’s 2009 Annual Report, 2008 Annual Report and 2009 half year financial report are also available on Newcrest’s website: www.newcrest.com.au.
The following section sets out summaries of certain historical financial information concerning Newcrest. It reflects historical information that does not take into account the effects of the implementation of the Scheme. In relation to the effects of the implementation of the Scheme, refer to section 9.
(a) Basis of preparation
Financial information for the years ended 30 June 2009 and 30 June 2008 has been audited by Ernst & Young and prepared in accordance with IFRS, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Australian Corporations Act. The financial information for the half year ended 31 December 2009 has been reviewed by Ernst & Young but not audited.
Newcrest currently presents its financial reports in Australian dollars. As LGL reports its financial information in US dollars, the following sections set out Newcrest’s balance sheet, income statement and cash flow statement in both Australian dollars and US dollars.
The balance sheet and income statement have been translated into US dollars in accordance with the provisions of AASB 121, which concerns the Effects of Changes in Foreign Exchange Rates. AASB 121 requires assets and liabilities to be translated at the closing exchange rates at each balance sheet date and income and expenses to be translated at exchange rates at the date of the transactions (with monthly average rates being used for each period for practical purposes). The cash flow statement has been translated on a basis consistent with the income statement.
The balance sheets have, therefore, been translated based on the following spot exchange rates: 31 December 2009: $0.89445; 30 June 2009: $0.80990; and 30 June 2008: $0.96210.

8 Profile of Newcrest continued	94
(b) Balance sheet
Set out below are Newcrest’s consolidated balance sheets as at 31 December 2009, 30 June 2009 and 30 June 2008 respectively:

	AS AT 31 DECEMBER 2009		AS AT 30 JUNE 2009		AS AT 30 JUNE 2008
	A$M	US$M	A$M	US$M	A$M	US$M
	REVIEWED	UNAUDITED	AUDITED	UNAUDITED	AUDITED	UNAUDITED
CURRENT ASSETS
Cash and cash equivalents	271.6	243.0	366.4	296.7	77.5	74.6
Trade and other receivables	273.6	244.7	272.6	220.8	218.2	209.9
Inventories	355.4	317.9	272.8	220.9	219.6	211.3
Financial derivative assets	20.3	18.2	13.5	11.0	6.9	6.6
Other	172.5	154.3	156.0	126.4	161.5	155.4
TOTAL CURRENT ASSETS	1,093.4	978.1	1,081.3	875.8	683.7	657.8
NON-CURRENT ASSETS
Other receivables	9.1	8.1	9.1	7.3	0.3	0.3
Inventories	0.0	0.0	0.0	0.0	1.4	1.3
Property, plant and equipment	1,777.1	1,589.5	1,470.0	1,190.5	1,405.0	1,351.8
Exploration, evaluation and development	2,308.1	2,064.5	2,441.2	1,977.2	1,470.2	1,414.5
Intangible assets	61.9	55.4	32.5	26.3	0.0	0.0
Deferred tax assets	356.2	318.6	403.5	326.8	490.7	472.1
Financial derivative assets	10.4	9.3	14.8	12.0	37.6	36.2
Other	155.5	139.1	163.6	132.5	235.0	226.1
TOTAL NON-CURRENT ASSETS	4,678.3	4,184.5	4,534.7	3,672.6	3,640.2	3,502.3
TOTAL ASSETS	5,771.7	5,162.6	5,616.0	4,548.4	4,323.9	4,160.1
CURRENT LIABILITIES
Trade and other payables	220.3	197.1	212.6	172.2	177.7	171.0
Borrowings	5.4	4.8	5.0	4.0	2.6	2.5
Financial derivative liabilities	9.8	8.8	6.8	5.5	6.1	5.9
Income tax payable	0.2	0.2	1.1	0.9	21.5	20.7
Provisions	90.3	80.8	93.9	76.1	43.3	41.7
Other	0.5	0.5	1.1	0.9	0.0	0.0
TOTAL CURRENT LIABILITIES	326.5	292.2	320.5	259.6	251.2	241.8
NON-CURRENT LIABILITIES
Borrowings	403.1	360.5	445.5	360.8	366.0	352.1
Deferred tax liabilities	447.5	400.3	414.5	335.7	385.4	370.8
Provisions	81.6	73.0	76.6	62.0	62.5	60.1
Other	0.5	0.5	0.5	0.4	6.9	6.6
TOTAL NON-CURRENT LIABILITIES	932.7	834.3	937.1	758.9	820.8	789.6
TOTAL LIABILITIES	1,259.2	1,126.5	1,257.6	1,018.5	1,072.0	1,031.4
NET ASSETS	4,512.5	4,036.1	4,358.4	3,529.9	3,251.9	3,128.7
EQUITY
Issued capital	3,653.9	2,880.2	3,641.6	2,869.5	2,857.4	2,343.4
Retained earnings	1,135.5	889.2	1,031.8	790.0	829.0	633.1
Reserves	(320.1)	233.7	(357.4)	(162.0)	(461.2)	131.6
Parent entity interest	4,469.3	4,003.1	4,316.0	3,497.5	3,225.2	3,108.1
Non-controlling interests	43.2	33.0	42.4	32.4	26.7	20.6
TOTAL EQUITY	4,512.5	4,036.1	4,358.4	3,529.9	3,251.9	3,128.7

Lihir Gold Limited Scheme Booklet	95
(c) Income statement
Summarised below are Newcrest’s consolidated income statements for the half year ended 31 December 2009 and the years ended 30 June 2009 and 30 June 2008:

	FOR HALF YEAR ENDED		FOR THE YEAR ENDED		FOR THE YEAR ENDED
	31 DECEMBER 2009		30 JUNE 2009		30 JUNE 2008
	A$M	US$M	A$M	US$M	A$M	US$M
	REVIEWED	UNAUDITED	AUDITED	UNAUDITED	AUDITED	UNAUDITED
Operating sales revenue	1,187.5	1,047.3	2,530.8	1,897.7	2,363.1	2,122.8
Cost of sales	(727.3)	(639.6)	(1,638.0)	(1,225.1)	(1,497.3)	(1,345.7)
Gross profit	460.2	407.7	892.8	672.6	865.8	777.1
Exploration expenses	(17.0)	(14.8)	(57.8)	(40.2)	(46.4)	(42.0)
Corporate administration expenses	(34.2)	(30.1)	(69.8)	(51.7)	(58.1)	(52.3)
Operating profit	409.0	362.8	765.2	580.7	761.3	682.8
Other revenue	5.0	4.3	8.3	6.2	20.4	18.7
Other income/(expenses)	4.7	5.3	6.8	8.3	9.2	8.7
Losses on delivered hedges	0.0	0.0	0.0	0.0	(33.8)	(28.2)
Finance costs — ordinary activities	(15.3)	(13.3)	(34.9)	(25.6)	(43.4)	(38.7)
Profit before tax, restructure and close out impacts	403.4	359.1	745.4	569.6	713.7	643.3
Losses on restructured and closed out hedge contracts	(134.0)	(116.3)	(352.0)	(263.3)	(314.1)	(283.6)
Other close out related costs	(4.5)	(3.7)	(25.1)	(15.9)	(217.7)	(191.8)
Finance costs — close out and restructure	0.0	0.0	0.0	0.0	(20.9)	(18.7)
Foreign exchange gain on US dollar borrowings	9.4	8.2	41.4	32.1	39.0	35.2
Profit/(loss) before income tax	274.3	247.3	409.7	322.5	200.0	184.4
Income tax (expense)/benefit	(81.7)	(73.6)	(127.6)	(100.3)	(36.6)	(34.8)
Profit/(loss) after income tax	192.6	173.7	282.1	222.2	163.4	149.6
Attributable to:
Non-controlling interests	16.4	14.4	34.0	25.9	29.1	26.3
Members of the parent entity	176.2	159.3	248.1	196.3	134.3	123.3
Profit/(loss) after income tax	192.6	173.7	282.1	222.2	163.4	149.6
Profit/(loss) after tax attributable to members of the parent entity comprises:
Profit/(loss) after tax attributable to members of the parent entity	176.2	159.3	248.1	196.3	134.3	123.3
Losses on restructured and closed out hedge contracts (after tax)	93.8	81.4	246.4	184.3	219.9	198.5
Other close out related costs (after tax)	3.2	2.6	17.6	11.1	152.4	134.3
Finance costs — close out and restructure (after tax)	0.0	0.0	0.0	0.0	14.6	13.1
Foreign exchange gain on US$ borrowings (after tax)	(6.6)	(5.8)	(29.0)	(22.5)	(27.3)	(24.6)
Profit after tax before hedge restructure and close out impacts attributable to members of the parent entity (“Underlying Profit”)	266.6	237.5	483.1	369.2	493.9	444.6

8 Profile of Newcrest continued	96
(d) Statement of cash flows
Set out below are Newcrest’s consolidated cash flow statements for the half year ended 31 December 2009 and the years ended 30 June 2009 and 30 June 2008.

	FOR HALF YEAR ENDED		FOR THE YEAR ENDED		FOR THE YEAR ENDED
	31 DECEMBER 2009		30 JUNE 2009		30 JUNE 2008
	A$M	US$M	A$M	US$M	A$M	US$M
	REVIEWED	UNAUDITED	AUDITED	UNAUDITED	AUDITED	UNAUDITED
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	1,158.1	1,007.5	2,517.0	1,899.6	2,456.8	2,203.6
Payments to suppliers and employees	(627.1)	(549.3)	(1,368.2)	(1,044.5)	(1,295.6)	(1,162.0)
Losses on delivered hedges	0.0	0.0	0.0	0.0	(52.5)	(47.1)
Interest received/(paid)	(12.8)	(12.0)	(22.2)	(15.1)	(31.9)	(28.6)
Income taxes paid	(38.5)	(33.3)	(102.5)	(77.4)	(58.7)	(52.6)
Net cash provided by operating activities	479.7	412.9	1,024.1	762.6	1,018.1	913.3
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for property, plant and equipment	(42.4)	(36.7)	(114.3)	(87.9)	(111.2)	(99.7)
Mine under construction, development and feasibility expenditure	(369.6)	(321.3)	(657.1)	(474.7)	(224.5)	(201.4)
Exploration and development expenditure	(50.5)	(44.3)	(109.3)	(79.8)	(76.8)	(68.9)
Software expenditure	(28.0)	(24.6)	(28.3)	(21.6)	0.0	0.0
Acquisition of interest in joint venture	0.0	0.0	(470.6)	(386.2)	0.0	0.0
Interest capitalised to development projects	0.0	0.0	(4.6)	(3.7)	(2.2)	(2.0)
Proceeds from sale of non-current assets	0.1	0.1	2.6	1.8	0.3	0.3
Purchase of gold put options	0.0	0.0	0.0	0.0	(79.5)	(71.3)
Net cash (used in) investing activities	(490.4)	(426.8)	(1,381.6)	(1,052.1)	(493.9)	(443.0)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	0.0	0.0	570.1	447.0	70.1	60.0
Repayment of borrowings	0.0	0.0	(647.0)	(447.0)	(976.0)	(851.1)
Loans from/(to) controlled entities	0.0	0.0	0.0	0.0	0.0	0.0
Repayment of finance lease principal	(1.7)	(1.5)	(2.8)	(2.1)	(1.1)	(1.0)
Proceeds from equity issue net of costs	0.0	0.0	792.7	532.9	2,014.4	1,699.9
Proceeds from other share issues	0.0	0.0	6.3	4.8	4.9	4.4
Share buy-back	0.0	0.0	(25.1)	(19.1)	(6.6)	(5.9)
Dividends paid to members of the parent entity	(60.2)	(55.4)	(40.1)	(27.5)	(14.9)	(13.0)
Dividends paid to minority interests	(11.5)	(10.0)	(19.9)	(15.3)	(21.8)	(19.7)
Purchase of gold to close out gold forward contracts	0.0	0.0	0.0	0.0	(1,549.3)	(1,307.4)
Net cash (used in)/provided by financing activities	(73.4)	(66.9)	634.2	473.7	(480.3)	(433.8)
Net increase/(decrease) in cash and cash equivalents	(84.1)	(80.8)	276.7	184.2	43.9	36.5
Cash and cash equivalents at the beginning of the period	366.4	296.7	77.5	74.6	34.3	29.0
Effects of exchange rate changes on cash held	(10.7)	26.9	12.2	38.0	(0.7)	9.2
Cash and cash equivalents at the end of the period	271.6	242.8	366.4	296.8	77.5	74.7

Lihir Gold Limited Scheme Booklet	97
(e) Material changes in the financial position of Newcrest
Within the knowledge of the directors of Newcrest, the financial position of Newcrest has not materially changed since 31 December 2009, being the date of the last reviewed balance sheet of Newcrest.
8.11 Possible effects of the Minerals Resource Rent Tax on Newcrest
On 2 May 2010 the Australian Government proposed a number of changes to the Australian taxation system seeking to impose additional taxes on the Australian mining industry. This was to be implemented through the introduction of a 40% Resource Super Profits Tax on Australian resource projects and would have applied to Newcrest’s Australian-based mines. The proposed tax changes also included a reduction over time of the Australian corporate tax rate from 30% to 28%.
The Australian Government announced on 2 July 2010 that it would replace the proposed Resource Super Profits Tax with a Minerals Resource Rent Tax, and that it would apply only to Australian iron ore and coal projects. As such the Minerals Resource Rent Tax will not apply to any of Newcrest’s existing or proposed operations (including LGL’s Australian operations). This is a positive development for Newcrest.
With the change from the proposed Resource Super Profits Tax to the Minerals Resource Rent Tax, the Australian Government announced that the proposed reduction in the Australian corporate tax rate would be to 29% (rather than 28%), and commence from 1 July 2013. The proposed reduction in the Australian corporate tax rate is also a positive development for Newcrest.
Consistent with what is stated above, Grant Samuel has concluded that the proposed Minerals Resource Rent Tax would have no impact on the value of Newcrest.
8.12 Rights attaching to New Newcrest Shares
The New Newcrest Shares issued as consideration under the Scheme will be fully paid and rank equally with existing Newcrest Shares.
A summary of the rights and liabilities attaching to New Newcrest Shares is set out below. This summary is not exhaustive, nor does it constitute a definitive statement of the rights and liabilities attaching to New Newcrest Shares, which can involve complex questions of law arising from the interaction of Newcrest’s Constitution, statutory and common law requirements and the requirements, of the Listing Rules of ASX.
A copy of the Newcrest Constitution is available for inspection at Newcrest’s registered office during normal business hours, and a copy can also be downloaded from Newcrest’s website at www.newcrest.com.au.
(a) Voting rights
At a general meeting, subject to a number of specified exceptions, each Newcrest Shareholder present in person or by duly appointed representative, proxy or attorney having the right to vote on the resolution has on a vote by:
(i) a show of hands, one vote; and
(ii) a poll, one vote for each fully paid Newcrest Share held.
(b) General meetings and notices
Newcrest may, by resolution of the Newcrest Board, call a general meeting, to be convened at the time and place(s) and in the manner determined by the Newcrest Board. Each Newcrest Shareholder is entitled to receive notice of general meetings of Newcrest and to receive all notices, financial statements and other documents required to be sent to Newcrest Shareholders under the Newcrest Constitution, the Australian Corporations Act or the Listing Rules of ASX.
(c) Dividends
The Newcrest Board may determine that a dividend or interim dividend is payable to Newcrest Shareholders and fix the amount, time and method of payment.
Subject to the rights of, or any restrictions on, Newcrest Shareholders under any special arrangement as to dividends, dividends are payable on a Newcrest Share in proportion to the amount paid up on that Newcrest Share. All New Newcrest Shares will be issued fully paid.

8 Profile of Newcrest continued	98
(d) Variation of class rights
The rights attached to any class of Newcrest Shares, unless otherwise provided for by the terms of issue, may only be varied or cancelled with the consent in writing of the holders of three-quarters of the issued shares in the relevant class, or with the sanction of a special resolution passed at a meeting of the holders of the shares in that class. However, Newcrest may vary rights attached to Newcrest Shares by the issue of new shares having different rights to the Newcrest Shares, without Newcrest Shareholder approval being specifically required for the variation.
(e) Further issues of Newcrest Shares
Except as provided by contract or the Newcrest Constitution, all unissued Newcrest Shares are under the control of the Newcrest Board, which may grant options on the Newcrest Shares or issue or otherwise dispose of the Newcrest Shares on the terms and conditions and for the consideration it thinks fit. Without affecting any special rights conferred on any Newcrest Shareholder, any Newcrest Share may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Newcrest Board may determine.
(f) Winding up
If Newcrest is wound up, the liquidator may divide among all or any of the Newcrest Shareholders in kind any part of Newcrest’s assets.
The division may be carried out as the liquidator thinks fit, subject to the rights of Newcrest Shareholders with special rights in a winding up. If a division is made otherwise than in accordance with the legal rights of a Newcrest Shareholder, and such shareholder is prejudiced by that division, that shareholder has a right to dissent. Any dissenting Newcrest Shareholder will have ancillary rights as if the determination of the division were a special resolution passed under the Australian Corporations Act relating to the sale or transfer of a company’s assets by a liquidator in a voluntary winding-up.
(g) Buy-backs
Newcrest may buy shares in itself on the terms and at the times determined by the Newcrest Directors, to the extent and in the manner permitted by the Australian Corporations Act.
(h) Transfer of Newcrest Shares
Newcrest Shares, when listed on ASX, are transferable by:
•	a written transfer in the usual or common form or in any form the Newcrest Board may prescribe or in a particular case accept, duly stamped (if necessary), being delivered to Newcrest;

•	a proper ASTC transfer, which is to be in the form required or permitted by the Australian Corporations Act or the ASTC Settlement Rules; or

•	any other electronic system established or recognised by the Listing Rules of ASX in which Newcrest participates in accordance with the rules of that system.
The Newcrest Board may, subject to the requirements of the Australian Corporations Act and the Listing Rules of ASX, refuse to register any transfer of Newcrest Shares in the following circumstances:
•	if the registration will infringe any applicable laws or the Listing Rules;

•	if the transfer concerns shares over which Newcrest has a lien or on which a call has been made and is due and unpaid;

•	if to do so will result in more than three persons being registered as joint holders of the Newcrest Shares (except in the case of personal representatives of a deceased shareholder); or

•	if otherwise permitted to do so under the Newcrest Constitution or the Listing Rules of ASX.
Except in the case of a proper ASTC transfer, a transferor of Newcrest Shares is deemed to remain the holder of such shares until the name of the transferee is entered in the register of members of Newcrest. Every instrument of transfer must be lodged with Newcrest together with any other evidence which the Newcrest Board may require to prove the title of Newcrest Shares.

Lihir Gold Limited Scheme Booklet	99
(i) Amendment of Newcrest Constitution
The Australian Corporations Act provides that the constitution of a company may be modified or repealed by a special resolution passed by the members of the company (e.g. passed by at least 75% of the votes cast by members entitled to vote on the resolution). The Newcrest Constitution does not provide for any further requirements to be complied with to effect a modification of, or to repeal, the Newcrest Constitution.
8.13 Ranking of New Newcrest Shares
The New Newcrest Shares to be allotted pursuant to the Scheme will be ordinary fully paid shares and, with effect from their date of issue, will rank pari passu in all respects between themselves and with the Newcrest Shares on issue prior to the Implementation Date.
8.14 Differences in rights attaching to New Newcrest Shares from LGL Shares
There are no material differences between the material provisions in the Newcrest Constitution and the LGL Constitution regarding the rights attaching to Newcrest Shares and LGL Shares respectively. The rights attaching to Newcrest Shares and LGL Shares are summarised in sections 8.12 and 14.7 respectively. However, there are differences in the rights of LGL Shareholders and Newcrest Shareholders because Newcrest is incorporated in Australia and is subject to Australian law while LGL is incorporated in PNG, and subject to PNG law. LGL Shareholders should carefully consider section 15.21, where Newcrest has provided a summary of certain significant differences between the applicable Australian and PNG legal and regulatory regimes.
8.15 Litigation
Newcrest is not currently involved in any material litigation, disputes or proceedings and is not aware of any potential litigation, disputes or proceedings other than:
(a)	In 2008, the New South Wales Supreme Court found in favour of Newcrest as plaintiff with respect to the obligation to pay mineral royalties on copper produced by the Cadia Valley operations on Newcrest owned land with no express reservation by the Crown of rights to copper royalties. The Supreme Court ordered the State of New South Wales to refund Newcrest A$10.9 million in royalty and interest payments relating to the 2008 financial year and prior financial years. The decision was appealed by the State of New South Wales and the matter went to the New South Wales Court of Appeal in 2009. The New South Wales Court of Appeal upheld the State of New South Wales’ appeal. Newcrest was granted leave to appeal this matter in the High Court of Australia. The matter was heard in the High Court on 9 March 2010. The High Court is yet to hand down its decision.

(b)	Following a tax audit of PTNHM, an 82.5% owned Indonesian subsidiary, the Indonesian Tax Office denied the tax deductibility of a number of items relating to the financial years 1997-2002, in particular in relation to the deductibility of pre-Contract of Work expenditure. PTNHM defended the claim from the Tax Office, and was successful in October 2007 at the Indonesian Tax Court. Taxes and interest on underpaid tax of US$12.5 million plus interest income on overpaid tax of US$4.8 million were refunded/paid by the Tax Office to PTNHM during the year ending 30 June 2008 and 30 June 2009. The Tax Office has appealed this decision to the Indonesian Supreme Court (which is the final court of appeal), and a decision by the Indonesian Supreme Court may possibly occur in the next 12 months. Newcrest understands that PTNHM believes that it will be successful in defending this claim.

(c)	PTNHM has been named as a defendant in proceedings in a local Indonesian court regarding customary ownership of land situated within the Gosowong Contract of Work. The proceedings were initiated by five local residents seeking compensation and have been defended by PTNHM. The proceedings were dismissed by the local court, as the court found that the plaintiffs had been unable to prove the existence of communal land. It should be noted that the plaintiffs cannot file a new proceeding with the same merits. The plaintiffs appealed to the High Court of Indonesia, which also dismissed their claims. The plaintiffs have now appealed to the Supreme Court (the final court of appeal), which can only consider questions of law, not fact. Newcrest understands that PTNHM believes that it will be successful in defending this claim. The Supreme Court appeal process could take several years.

(d)	In addition to the above matters, companies in the Newcrest Group are recipients of or defendants in certain claims, suits and complaints made, filed or pending. In the opinion of the Newcrest Directors, all matters are of such a kind, or involve such amounts, that they will not have a material effect on the financial position of the Newcrest Group if disposed of unfavourably, or are at a stage which does not permit a reasonable evaluation of the likely outcome of the matter.

8 Profile of Newcrest continued	100
8.16 Hedging
Newcrest does hedge copper, diesel and certain capital commitments. Newcrest’s copper revenue hedging is to remove short-term price volatility adjustments that occur from the price at the date of shipment to final price after an agreed period with the smelter. This is generally for a period of one to three months and is known as the quotation period adjustment. Newcrest hedges foreign currency capital expenditure into each project’s functional currency to ensure Newcrest Board-approved capital expenditure is not materially impacted. Finally, Newcrest looks to hedge diesel and concentrate shipping transport costs for the 12 months ahead at agreed budget rates.
(a) Gold put options
Newcrest purchased gold put options when it was unwinding its hedgebook to provide partial cash flow certainty if the gold price fell below A$800 per ounce. As at 31 December 2009 Newcrest had 1.25 M ounces of gold put options remaining (equivalent to an average of 500,000 ounces per year over two and a half years commencing January 2010). The strike price is A$800 per ounce.
(b) Copper quotational-period exposures
Newcrest locks in the copper price via simple vanilla swaps for certain copper/gold concentrate shipments at the time of sale to minimise the impact of quotational-period adjustments in sales. Copper quotational pricing periods can be up to four months post shipment (generally one to three months), potentially creating a long period of price uncertainty. Gold prices are not locked in at the time of shipment due to the shorter quotational period for gold (usually one month).
(c) Capital equipment foreign exchange exposures
Newcrest hedges non-functional-currency capital commitment exposures to provide some budget certainty in the functional currency.
(d) Diesel exposures
Short-term diesel exposure hedging is undertaken in line with budget to fix the Australian dollar diesel costs. These are undertaken via simple vanilla swaps.
8.17 Funding sources
The Cash Consideration for the transaction will be funded via a combination of Newcrest’s cash on hand and via Newcrest’s committed and undrawn bilateral facilities of US$1,100 million, with maturities ranging between December 2012 and February 2013 (please refer to the table below). These facilities are for general corporate purposes and are available for drawdown two days after lodging a drawdown notice, following satisfaction of standard conditions precedent including:
(a)	verification of incorporation; and

(b)	the financier being satisfied that no event of default or potential event of default has occurred or is continuing.
The minimum Cash Consideration to be provided if the Scheme is implemented is A$533 million.

	CURRENT
	COMMITTED FACILITY
BANK	US$ MILLION	MATURITY
Australia and New Zealand Banking Group Limited	137.5	January 2013
Bank of America N.A., Sydney Branch	137.5	January 2013
Barclays Bank PLC, Australian Branch	137.5	December 2012
The Bank of Tokyo-Mitsubishi UFJ Ltd (Melbourne Branch)	137.5	December 2012
Credit Suisse AG, Sydney Branch	137.5	February 2013
HSBC Bank Australia Limited	137.5	January 2013
National Australia Bank Limited	137.5	January 2013
Westpac Banking Corporation	137.5	January 2013

Lihir Gold Limited Scheme Booklet	101
8.18 Newcrest Board
Donald Mercer
Non-Executive Chairman
Bachelor of Science (Hons) and Master of Arts (Econ)
Mr Mercer was appointed Non-Executive Chairman of Newcrest on 26 October 2006 and is Chairman of the Human Resources and Remuneration Committee. He is also Chairman of Air Liquide Australia Limited.
Mr Mercer is a former Managing Director and Chief Executive Officer of ANZ Banking Group and is a former Chairman of the Australian Institute of Company Directors Limited, The State Orchestra of Victoria, Australia Pacific Airports Corporation Limited and Orica Limited.
Ian Smith
Managing Director and Chief Executive Officer
Bachelor of Engineering (Hons) from the University of New South Wales, Bachelor of Financial Administration from the University of New England
Mr Smith was formerly the Global Head of Operational and Technical Excellence of Rio Tinto plc, based in London, and prior to that was the Managing Director — Aluminium Smelting within the Rio Tinto Group. He commenced as CEO of Newcrest on 14 July 2006 and was appointed Managing Director on 19 July 2006. Mr Smith is Chairman of the Minerals Council of Australia, President of the Australian Mines and Metals Association and a member of the Australian Institute of Company Directors.
Gregory Robinson
Director Finance
Bachelor of Science (Hons) Geology from Monash University and MBA from Columbia University
Mr Robinson is responsible for the Group’s Finance function and leads Newcrest’s strategy, planning and business development activities. Prior to joining Newcrest, he was with the BHP Billiton Group for the period 2001 – 2006 where he held the positions of Project Director of the Corporation Alignment Project, Chief Finance and Chief Development Officer, Energy and Chief Financial Officer, Petroleum. He was also a member of the Energy Executive Committee and Group Executive Committee. Before joining BHP Billiton, he was Director of Investment Banking at Merrill Lynch & Co and headed the Asia Pacific Metals and Mining Group.
Timothy Poole
Non-Executive Director
Bachelor of Commerce from the University of Melbourne and a Chartered Accountant
Mr Poole is a former Managing Director of Hastings Fund Management. He is a member of the Audit and Risk Committee and a member of the Human Resources and Remuneration Committee.
Other directorships:
Mr Poole is a director of Lifestyle Communities Limited, Victoria Racing Club Limited, Westbourne Capital Pty Ltd and Westbourne Credit Management Limited. He was formerly Chairman of Asciano Limited. Mr Poole is also a member of the Investment Committee of the industry superannuation fund AustralianSuper and a member of the LEK Consulting Advisory Board.

8 Profile of Newcrest continued	102
John Spark
Non-Executive Director
Bachelor of Commerce and Fellow of the Institute of Chartered Accountants
Mr Spark is a registered company auditor and former Managing Partner of Ferrier Hodgson, Melbourne. He is Chairman of the Audit and Risk Committee and a member of the Safety, Health and Environment Committee.
Other directorships:
Mr Spark is the Deputy Chairman of Ridley Corporation Limited and a former director of ANL Limited and Baxter Group Limited.
Richard Knight
Non-Executive Director
Bachelor of Science (Engineering), Master of Science (Mine Management) and Chartered Engineer
Mr Knight has extensive experience in the international mining industry. He is a former Executive Director of North Limited, was Chairman and CEO of the Iron Ore Company of Canada and was CEO of Energy Resources of Australia Limited. He is Chairman of the Safety, Health & Environment Committee and a member of the Audit and Risk Committee.
Other directorships:
Mr Knight is a former director of OZ Minerals Limited, Zinifex Limited, St Barbara Limited, Portman Limited, Northern Orion Resources Inc and Asia Pacific Resources.
Richard Lee
Non-Executive Director
Bachelor of Chemical Engineering (Hons) from the University of Sydney and Master of Arts (Econ) as a Rhodes Scholar, from Oxford University
Mr Lee is a former Chief Executive of NM Rothschild Australia Group. He is a member of the Audit and Risk Committee and a member of the Human Resources and Remuneration Committee.
Other directorships:
Mr Lee is Chairman of Salmat Limited, C. Czarnikow Limited and the Australian Institute of Company Directors. He is a director of CSR Limited, Australian Rugby Union Limited and Ridley Corporation Limited.
Vince Gauci
Non-Executive Director
Bachelor of Engineering (Mining)
Mr Gauci has over 40 years’ experience in the global mining industry and was formerly Managing Director of MIM Holdings Limited. He is a member of the Safety, Health & Environment Committee and the Human Resources and Remuneration Committee.
Other directorships:
Mr Gauci is currently the Chairman of Runge Ltd, a director of Liontown Resources Ltd and Chairman of the Broken Hill Community Foundation. He was appointed to the board on 10 December 2008.

Lihir Gold Limited Scheme Booklet	103
8.19 Senior Management
Stephen Creese
General Counsel & Company Secretary
Bachelor of Law (Hons) and Bachelor of Arts
Stephen was appointed General Counsel & Company Secretary in November 2009. He is responsible for the Group’s legal and secretarial function. Prior to joining Newcrest, Stephen was with the Rio Tinto group for 29 years, where he worked in various legal and commercial roles, including that of General Counsel of Rio Tinto Limited between 1995 and 2008 and, more recently, as Managing Director of Rio Tinto Australia. Stephen is also a part-time member of the Australian Takeovers Panel and the independent chair of the National Employment Services Association.
Geoff Day
Chief Operating Officer, Offshore Operations
Bachelor of Applied Science (Chemistry) and Master of Applied Science (Chemistry)
Geoff joined Newcrest as our Executive General Manager Operations in November 2008 following several years in the UK with Rio Tinto. He has over 20 years’ operational and technical experience in the resources sector in Australia, PNG, Fiji, US, Africa and the UK. As well as being responsible for all Newcrest’s offshore operations, Geoff also manages health, safety, risk, business excellence and environment across the Group.
Ron Douglas
Company Executive General Manager Projects
Bachelor of Engineering.
Ron was appointed Executive General Manager Projects in May 2007. He is responsible for development opportunities through all stages of project development from concept study to construction. Prior to joining Newcrest Ron was Chief Executive Officer with Australian Solomons Gold Limited, and previous to that General Manager with the Rio Tinto Group, including as Managing Director of Anglesey Aluminium Metal Ltd. Ron has over 25 years’ operational performance and capital development experience within the mining sector in Australia, UK, US, South East Asia and Africa.
Greg Jackson
Chief Operating Officer, Australian Operations
Bachelor of Engineering (Mining)
Greg was appointed Chief Operating Officer, Australian Operations in January 2010. Prior to joining Newcrest, Greg was with the Rio Tinto group for 29 years where he worked in various operational and project roles including Vice President Construction & Engineering, Diavik Diamond Mines between 2004 and 2008 and more recently as Chief Advisor Major Projects for the RT Technology and Innovation Group. As well as being responsible for all Newcrest’s Australian operations, Greg also manages the company’s technical mining services, asset management and planning across the Newcrest Group.

8 Profile of Newcrest continued	104
Colin Moorhead
Executive General Manager Minerals
Bachelor of Science (Hons) Geology
Colin was appointed Executive General Manager Minerals in January 2008. He is responsible for all geology and exploration activities within Newcrest including Resources and Reserves. He was previously General Manager Technical Services for the Newcrest Group. Colin began his career with BHP Gold over 20 years ago and has extensive geology experience with roles at Newcrest’s three major mining provinces -Telfer, Cadia and Gosowong.
Debra Stirling
Executive General Manager People and Communications
Bachelor of Arts, Government and Journalism
Debra was appointed Executive General Manager People and Communications in January 2008. She is responsible for the Newcrest Group’s human resources, corporate affairs and investor relations activities. Prior to joining Newcrest, Debra was Vice President, Corporate Affairs and Investor Relations with Rinker Group Limited. Debra has 20 years of senior management experience with Rinker, CSR and Coles Myer.
8.20 Corporate governance
Newcrest’s vision is to be the ‘Miner of Choice’ — to maintain its position as a leading producer of gold, creating shareholder wealth in a manner which also benefits its employees and the communities and environment in which it operates. The Newcrest Board believes that adherence by Newcrest and its people to the highest standards of corporate governance is critical in order to achieve its vision.
The corporate governance practices in place at Newcrest, as at the date of this document described below, includes information required under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (August 2007).
(a) Newcrest Board
On behalf of the shareholders, the Newcrest Board:
•	sets Newcrest’s strategic goals and objectives; and

•	oversees the management and performance of Newcrest’s business.
The Newcrest Board charter defines the Newcrest Board’s role and responsibilities in relation to strategic, financial, operational and governance matters. It makes it clear that the role of the Newcrest Board is not to manage Newcrest but to set, on behalf of the shareholders, the strategic direction of Newcrest and to review, oversee and monitor the management and performance of the business by Newcrest’s senior executive team.
These and other functions of the Newcrest Board, have been formalised through the adoption of a formal board charter. The Newcrest Board charter can be found at www.newcrest.com.au/corporate.asp.

Lihir Gold Limited Scheme Booklet	105
In the context of the Newcrest Board charter, Newcrest’s senior executive team is charged with responsibility and authority for the day-to-day management of Newcrest and its operations. Its role is formally set out, and agreed with the Newcrest Board, in a Statement of Management Authorities and Responsibilities which is supported by a comprehensive framework of approval and authority limits.
The Newcrest Board currently comprises eight directors — two executive directors and six non-executive directors. The Newcrest Board has determined that, as a general rule, a non-executive director will not serve on the Newcrest Board for more than 10 years.
The Newcrest Board regularly reviews its membership to ensure that it offers the range of business skills and expertise demanded by Newcrest’s operations.
To facilitate the execution of its responsibilities, the Newcrest Board operates three standing committees. The operation of the committees provides a forum for more detailed analysis of key issues. In addition, the Newcrest Board operates an ad hoc executive committee which is convened as required.
The current committees of the Newcrest Board are as follows:
•	Audit and Risk Committee;

•	Human Resources and Remuneration Committee;

•	Safety, Health and Environment Committee; and

•	Newcrest Board Executive Committee.
Each of these committees, except the Board Executive Committee, has its own charter.
(b) Responsible and ethical behaviour
Newcrest has a formal code of conduct, which all Newcrest Directors, employees and contractors are required to observe. The code of conduct sets out standards for appropriate ethical and professional behaviour for directors and employees of Newcrest, and confirms the values that underpin all of Newcrest’s relationships with its stakeholders.
(c) Risk management and internal controls
Newcrest has a detailed risk management and internal control framework incorporating policies and procedures, which set out the roles, responsibilities and guidelines for identifying and managing material business risks.
The Newcrest Board is responsible for satisfying itself that management has developed a sound system of risk management and internal controls. The Newcrest Board reviews the effectiveness of management’s implementation of risk management and of the internal control systems at least annually. The audit and risk committee assists the board with respect to oversight of risk management policy and of effective internal controls and risk management processes.
The design and implementation of the risk management and internal control systems in relation to material business risks are the responsibility of management.
(d) Shareholder communication, continuous disclosure and market communications
Newcrest has a formal continuous disclosure policy in place to ensure that this occurs, a copy of which is available at www.newcrest.com.au/corporate.asp. Pursuant to the policy, Newcrest information considered to be material is announced immediately through ASX and key presentations given by Newcrest personnel to investors and institutions are also lodged with ASX. The Newcrest company secretary has primary responsibility for coordinating disclosure in accordance with the policy.

8 Profile of Newcrest continued	106
All key communications are placed immediately on the Newcrest website (www.newcrest.com.au) and, when necessary, provided directly to all Newcrest Shareholders.
(e) Newcrest Board and executive performance
The Newcrest Board undertakes an annual review of its own performance effectiveness and that of its committees and individual directors. This process is led by the chairman based on a formal questionnaire and evaluation provided to each Newcrest Board member. The outcomes of the evaluation are reviewed and considered by the Newcrest Board and changes effected where required.
Newcrest has in place a performance appraisal system for executives that is designed to encourage performance.
(f) Directors’ fees and executive remuneration
Newcrest’s Human Resources and Remuneration Committee deals with all matters relating to Newcrest’s remuneration policy, executive and employee remuneration levels and remuneration matters generally. A copy of the Human Resources and Remuneration Committee charter is available on the website at www.newcrest.com.au/corporate.asp.
Total annual remuneration paid to all non-executive Newcrest Directors may not exceed the maximum amount authorised by the shareholders in a general meeting (currently A$1,800,000), which includes fees payable to any Newcrest Director pursuant to the provisions of Newcrest’s Constitution, for additional services which in the Newcrest Board’s opinion are outside the scope of the ordinary duties of a director, including serving on board committees.
The Newcrest Board has a formal remuneration policy in place which defines and directs Newcrest’s remuneration practices.
The Remuneration Policy recognises the different levels of contribution within management to the short-term and long-term success of Newcrest. A key element of the Remuneration Policy is the principle of reward for performance, with a significant proportion of each senior manager’s remuneration placed ‘at risk’. Every employee undergoes a formal performance appraisal each year which is used, in part, to determine that employee’s remuneration in the year ahead.
(g) Sustainability
Sustainability is an important part of Newcrest’s vision to develop successful mining operations through balancing economic prosperity, environmental quality and social responsibility. Newcrest is a signatory to the AMI Code for Environmental Management (2000). A Sustainability Report detailing Newcrest’s environmental and social performance is prepared each year. A copy of the 2009 Sustainability Report can be found on the website at www.newcrest.com.au/sus_report.asp.

Lihir Gold Limited Scheme Booklet	107
8.21 Safety, health, environment and community
(a) Safety and health
Having good safety performance and mature hazard management frameworks is fundamental to the achievement of Newcrest’s business objectives.
Both state and federal legislation and regulations in Australia establish detailed workplace safety regimes. Similar legislation and regulations with respect to health and safety apply in countries outside of Australia where Newcrest operates, including in Indonesia, PNG and Fiji.
Newcrest’s compliance approach is incorporated in the charter of the Safety, Health and Environment Committee of the Newcrest Board, which states that the Committee’s objective is to ensure that Newcrest has established appropriate practices in the areas of safety, health and environmental management in all of its activities and appropriate compliance and reporting systems.
Newcrest has in place a number of internal management systems and standards, including:
•	ongoing identification, review and development of safety and health management systems and the establishment of robust hazard controls around safety and health risks;

•	leadership development programs to enable all managers, superintendents and supervisors to create the desired organisational safety culture; and

•	development of an interdependent safety culture where all employees are required to ‘look out for each other’ while at work.
(b) Environment
Newcrest’s environmental compliance approach is incorporated in the charter of the Safety, Health and Environment Committee of the Newcrest Board, which states that the Committee’s objective is to ensure that Newcrest has established appropriate practices in the area of environmental management in all of its activities and appropriate compliance and reporting systems.
Newcrest operates in accordance with its Environment and Community policies and is a signatory to the Mineral Council of Australia’s ‘Enduring Value’ framework. Newcrest has a number of specific environmental standards for key aspects of its operations. Each operation has an environmental management system which has been developed in accordance with the ISO 14001 Environmental Management Systems Standard. In October 2008, Newcrest became a signatory to the International Cyanide Management Code.
Newcrest reports its performance on these matters through its annual Sustainability Report, which complies with the Global Reporting Initiative (GRI) guidelines. The 2009 Sustainability Report is available on Newcrest’s website at www.newcrest.com.au/sus_report.asp.
(c) Community
Each of Newcrest’s operations has a community development program based on site-specific community agreements and commitments with local communities at all of its operating sites. Cadia Valley, Gosowong and Telfer Gosowong and Hidden Valley all have site-based community professionals, supported by the Head of Environment and Community and the Principal Community Relations Advisor, both based in Melbourne.
The Telfer community relations department has developed a close relationship with the indigenous Martu people in the region. Newcrest has just initiated a process of negotiation to put in place an Integrated Land Use Agreement (ILUA) as a life of mine agreement with the Traditional Owners of the land. This ILUA will replace previous community agreements which have expired but which are being honoured by Newcrest while the ILUA negotiations take place. Agreements are also in place with five other indigenous peoples covering the infrastructure corridor to Port Hedland. A memorandum of understanding for a community partnership program has been signed with the Town of Port Hedland.

8 Profile of Newcrest continued	108
Cadia Valley has a well developed community relations strategy and, as a result, enjoys a strong supportive working relationship with its surrounding stakeholders. A Community Consultative Committee is in place and oversees the application and distribution of community development funds for the district. There are no native title issues at Cadia Valley.
At Cracow, an Indigenous Land Use Agreement was concluded with the Wulli Wulli people in November 2002. This agreement provides for a number of benefits to all parties, including employment opportunities, high school scholarships, traineeships, storage of cultural items and artifacts, financial contributions and annual report meetings. Cracow also contributes to the local community infrastructure, including by providing sporting facilities.
As of 1997, Gosowong has made a commitment to provide 1% of annual revenue into what is termed a Corporate Social Responsibility (CSR) fund; in 2009, this equated to approximately US$3.5 million. This fund is applied to community development initiatives across five sub-districts surrounding the mine development area, with a total impacted population of some 30,000 persons. Funds are apportioned on a per capita basis to each sub-district, and each village has a three person committee which establishes project priorities. Gosowong provides support and assistance with the implementation of these projects and programmes.
Newcrest acquired a 50% interest in the Morobe Mining Joint Venture in PNG in 2008. In relation to the Hidden Valley mine, a Compensation Agreement is in place with the affected landowners and a Sustainable Development Plan aimed at providing a wide-ranging community development program for the mine affected and wider district communities has now been completed.
Newcrest has an advanced exploration prospect in Fiji and agreements are in place with local land owners regarding access to and compensation for exploration activities.
8.22 Continuous disclosing entity
As a company listed on ASX and a ‘disclosing entity’ under the Australian Corporations Act, Newcrest is subject to regular reporting and disclosure obligations. Broadly, these obligations require Newcrest to announce material price-sensitive information as soon as it becomes aware of the information, subject to exceptions for certain confidential information and incomplete proposals. Newcrest’s recent announcements are available from Newcrest’s website at www.newcrest.com.au and ASX’s website at www.asx.com.au.
Newcrest has made the following announcements to ASX since the release of its annual report for the year ended 30 June 2009:

20 July 2010	Appendix 3B
8 June 2010	Update on proposed merger between Newcrest and Lihir
11 May 2010	Presentation — Merrill Lynch Global Metals Mining Conference
10 May 2010	Letter to Shareholders
5 May 2010	Appointment of Additional Company Secretary
4 May 2010	Presentation in relation to the Newcrest and Lihir Merger
4 May 2010	LGL: Newcrest and Lihir Merger Presentation
4 May 2010	Newcrest and Lihir enter into Merger Implementation Agreement
4 May 2010	Newcrest and LGL enter into Merger Implementation Agreement
22 April 2010	Presentation — March Quarterly Report
22 April 2010	March Quarterly Report
20 April 2010	Appendix 3B
20 April 2010	Letter to Chairman of Lihir Gold Limited

Lihir Gold Limited Scheme Booklet	109

12 April 2010	Letter to Shareholders
9 April 2010	Newcrest Board approves Cadia East Development
1 April 2010	Presentation — Newcrest Proposed Combination with Lihir
1 April 2010	Newcrest Proposed Combination with Lihir
1 April 2010	Newcrest Confirms a Proposed Combination with Lihir
1 April 2010	LGL rejects acquisition proposal from Newcrest Mining Ltd
26 March 2010	Dividend Reinvestment Plan
24 March 2010	Presentation — Credit Suisse Asian Investment Conference
1 March 2010	Presentation — BMO Global Metals and Mining Conference
26 February 2010	Appendix 3B
26 February 2010	Change of Director’s Interest Notice
12 February 2010	O’Callaghans Mineral Resource — Competent Person’s Statement
12 February 2010	Newcrest’s Half Year Results Presentation
12 February 2010	Financial Results Release
12 February 2010	Newcrest’s Half Year Results Announcement
28 January 2010	Presentation — December Quarterly Report
28 January 2010	December Quarterly Report
21 January 2010	Appendix 3B
18 January 2010	ASIC Form 484 — Cancellation of Shares
8 January 2010	Planning approval received for Newcrest’s Cadia East project
6 January 2010	Daily share buy-back notice -Appendix 3E
5 January 2010	Appendix 3E — Daily share buy-back notice
23 December 2009	Telfer Gold Mine — operations resume
22 December 2009	Severe Tropical Cyclone Laurence — Telfer Gold Mine
15 December 2009	Change in substantial holding
10 December 2009	Change of Company Secretary
4 December 2009	New senior appointment at Newcrest to support growth
29 October 2009	AGM Results
29 October 2009	AGM 2009
22 October 2009	Presentation — September Quarterly Report
22 October 2009	September Quarterly Report
21 October 2009	Appendix 3B
8 October 2009	New Senior Appointment

8 Profile of Newcrest continued	110
Further announcements concerning developments at Newcrest will continue to be made after the date of this Scheme Booklet in the ordinary course of Newcrest’s business. Historical ASX announcements and copies of half yearly and annual financial results (and accompanying releases) are also available from the Newcrest website.
In addition, Newcrest is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Newcrest may be obtained from, or inspected at, an ASIC office. Newcrest will provide free of charge, to anyone who requests it before the Scheme Meeting, a copy of: the Newcrest Constitution; the annual financial report of Newcrest for the year ended 30 June 2009 (being the annual financial report most recently lodged with ASIC before this document was provided to ASIC); the half year financial report for the period ended 31 December 2009 lodged with ASIC; the quarterly report for the three months ended 31 March 2010; and any continuous disclosure notice given to ASX by Newcrest after the lodgement with ASIC of the annual report of Newcrest for the year ended 30 June 2009 referred to above and before provision of this document to ASIC. The 2009 Annual Report and notices provided to ASX by Newcrest over the past year can be downloaded from ASX’s website (www.asx.com.au), while copies of any of the documents referred to above can be obtained free of charge by writing to:
The Company Secretary
Newcrest Mining Limited
Level 8, 600 St Kilda Road
Melbourne, Victoria 3004 Australia
8.23 Newcrest ADR program
Newcrest has an unrestricted ADR facility which permits investors to invest in Newcrest through a US traded security. Each ADR represents one Newcrest Share and trades on the US over-the-counter market under the symbol “NCMGY”.
8.24 Statements in Scheme Booklet
The directors of Newcrest have reasonable grounds to believe, and do believe, that:
(a)	all statements in the Newcrest Scheme Information in this Scheme Booklet, other than a statement purporting to be made by, or based upon a statement of, an expert or public official or authority are true and not misleading; and

(b)	all statements in the Newcrest Scheme Information in this Scheme Booklet purporting to be made by, or based upon a statement of, an expert or public official or authority fairly represents the statement of that person or authority; and

(c)	all extracts from, or copies of, any report, official public document, statement, valuation or other document included in, attached to or forming part of the Newcrest Scheme Information fairly represents and is a true and correct extract or copy of the original.

111

PROFILE OF THE MERGED GROUP

9

The Lihir Island process plant.

PROFILE OF THE MERGED GROUP
The Lihir Island process plant.

9 Profile of the Merged Group continued	112
This section contains a summary of the operations and financial information of the Merged Group.
9.1 Overview of the Merged Group
The Merged Group will be known as Newcrest and will have a geographically diversified portfolio of 10 mines across the Asia Pacific region and West Africa:
•	Cadia Valley Operations located in central western New South Wales comprising the Cadia Hill open pit mine and the Ridgeway Deeps underground mine and the Cadia East development project (see sections 8.4(a) and 8.4(b));
•	Lihir Island in PNG (see sections 7.2(a) and 7.2(b));
•	Telfer open pit and underground gold-copper mines located in the Great Sandy Desert in the Paterson Province of Western Australia (see section 8.4(a));
•	two recently commissioned medium-scale operations at Bonikro (Côte d’Ivoire) and Hidden Valley (PNG) with brownfields growth potential (see sections 7.2(a), 7.2(c) and 8.4(a));
•	two smaller-scale mines at Mount Rawdon and Cracow, both located in central Queensland (see sections 7.2(a) and 8.4(a));
•	one of the world’s highest-grade gold mines at Gosowong in Indonesia (see section 8.4(a)); and
•	two large undeveloped resources at Wafi-Golpu in PNG and Namosi in Fiji with the potential to develop into major gold/copper operations (see section 8.4(c)).
In addition, the Merged Group will have significant greenfield growth potential in Côte d’Ivoire and PNG.
Pro forma geographic breakdown of gold production for 12 months ended 31 December 2009

Source: LGL and Newcrest company announcements.
Based on guidance provided by Newcrest and LGL, the Merged Group will have a strong growth profile with gold production expected to be 3.75 M ounces by 2014.
•	Newcrest has forecast that its gold production is expected to increase by 40% to 2.30 M ounces and copper production by 30% to approximately 100 K tonnes over the next five years from existing brownfield expansion projects at Ridgeway Deeps, Cadia East, Hidden Valley, Telfer and Gosowong.
•	LGL is aiming to produce 1.45 M ounces of gold per annum on average for the five years from 2012 to 2016.[1]

Note

1	Refer to LGL’s market release dated 1 March 2010.

Lihir Gold Limited Scheme Booklet	113
The Merged Group will be Asia Pacific’s leading gold major and the fourth largest gold producer in the world by market capitalisation.

	GOLD	COPPER	SILVER
	(MOZ)	(MT)	(MOZ)
Reserves	73.2	4.7	26.7
Resources	132.2	14.4	48.8
The Merged Group will have its registered head office in Melbourne, Australia with corporate offices in Port Moresby, Brisbane and Perth. The total workforce, including short and long-term contractors, is estimated at around 13,000 people. This number is not calculated based on full time equivalent provisions. The Merged Group will be listed on ASX. Newcrest has also stated its intention to seek a listing of its shares on POMSoX.
9.2 Capital structure and ownership
As at 21 July 2010, Newcrest had 483,499,363 ordinary shares on issue. If the Scheme is implemented, Newcrest will issue a maximum amount of 280,988,1301 additional shares to acquire a 100% interest in LGL pursuant to the Scheme.
The limited mix and match structure is being provided by Newcrest so that LGL Shareholders will have the opportunity to request to vary the composition of their Scheme Consideration. Please refer to section 5.4 for further details.
If the Scheme is implemented, the overall interest of LGL Shareholders in the Merged Group will be between approximately 35.5%2 and 36.8%2, depending on how Scheme Participants elect to receive their Scheme Consideration.
As described in section 8.7, as at 21 July 2010 Newcrest had three substantial shareholders, the largest of which had an interest of 14.7%. As at 21 July 2010, the top three shareholders in Newcrest and LGL held in aggregate 36.6% and 26.7% in the companies respectively. Depending on how Scheme Participants elect to receive their Scheme Consideration, a similar range of concentration may be observed in the register of the Merged Group.
9.3 Newcrest’s intentions for the Merged Group following implementation of the Scheme
(a) Overview
The statements of intention in this section 9.3 are based on the information concerning LGL, its business and the general business environment which is known to Newcrest at the time of preparation of this Scheme Booklet. Final decisions will only be reached by Newcrest in light of increased knowledge through full access to the LGL business and material information and circumstances at the relevant time. Accordingly, the statements set out in this section 9.3 are statements of current intentions only which may change as new information becomes available or circumstances change.
(b) Conduct of business and other corporate matters
Newcrest currently intends that the business of LGL will be conducted in substantially the same manner as it is presently being conducted. Newcrest will review the key policies and standards of LGL as quickly as possible and look to integrate them into the Newcrest processes. Newcrest will maintain and further develop LGL’s relationships with governments and local communities. Newcrest will also continue the focus on environmental performance, safety improvement and personnel development. Newcrest currently has internal training programs that are aimed at aligning its people around vision, strategy and company values, while lifting leadership capability and competencies. These training programs will be extended to include LGL employees.
Newcrest will conduct a strategic review of the combined portfolio of the Newcrest and LGL assets with a view to maximising value for shareholders in the Merged Group. This will include ensuring appropriate priorities for the operation of the sites, allocation of capital and the focus of exploration spending. Further, Newcrest will review and integrate the various technical and commercial functional teams that support the exploration, operations, projects and corporate processes and initiatives.

Notes

1	This number may be increased to take account of the issue of any new LGL Shares under the LGL Executive Share Plan or the LGL Share Ownership Plan.

2	Based on the closing price of Newcrest Shares on ASX of A$32.06 on 3 May 2010, the last ASX Trading Day prior to the Announcement Date.

9 Profile of the Merged Group continued	114
Subject to that review, it is Newcrest’s current intention to continue to operate the Lihir Island, Mount Rawdon and Bonikro mines and to maintain existing development and exploration programs (in particular the Million Ounce Plant Upgrade). For operations, it is Newcrest’s intention to retain the existing mine names. Over time the business processes at these operations will be aligned with Newcrest operations.
(c) Stock exchange listings
After the Scheme becomes Effective, Newcrest Shares will continue to be listed on ASX, and Newcrest’s “level 1” ADR program will remain in place (see section 8.23 for further information about Newcrest’s ADR program). Newcrest intends to seek a listing of its shares on POMSoX. However, LGLADSs will be delisted from NASDAQ upon implementation of the Scheme, and Newcrest has stated that it does not intend to list its ADRs on NASDAQ or any other US national securities exchange after the Scheme is implemented. In addition, although Newcrest will be deemed to succeed to LGL’s registration with the SEC under the US Exchange Act when the Scheme becomes Effective, Newcrest has further advised that, provided it satisfies the applicable requirements under the US Exchange Act and the rules and regulations thereunder, it intends to terminate such registration under the US Exchange Act as soon as practicable following the time the Scheme becomes Effective. If Newcrest is able to terminate the registration of its shares under the US Exchange Act, it will not be subject to reporting obligations under, and other requirements of, the US Exchange Act and the rules and regulations thereunder, and will continue to maintain the exemption from registration under the US Exchange Act (and the reporting obligations thereunder) pursuant to Rule 12g3-2(b) under the US Exchange Act. See section 15.15 for additional information.
(d) Synergies
Newcrest intends to investigate and pursue the operational and other synergies that may be available to the Merged Group. As discussed in section 6.1(d)(vi), cash cost savings from potential short-term synergies are estimated at A$85 million per year pre-tax. The combined cash operating base of the Merged Group should give rise to natural synergies in areas including logistics and supply chain, fleet and equipment utilisation, and productivity improvements. Additionally, the highly complementary skills of the Merged Group, in areas including open pit mining, bulk underground mining and selective underground mining, metallurgical expertise in flotation and refractory ore processing and exploration, will provide a solid base for the long-term optimisation of the combined portfolio of assets.
(e) LGL’s corporate and management functions
Newcrest currently intends to restructure the board of LGL and to seek the resignation of the existing directors of LGL and appoint in their place nominees of Newcrest. Similarly, Newcrest will review and reconstitute the boards of LGL’s subsidiaries.
Following the implementation of the Scheme, Newcrest intends to review the composition of its own board. Following that review, Newcrest may increase the number of board members from its existing eight members by up to two members on an interim transitional basis, but intends to maintain a board comprising no more than a maximum of nine members on an ongoing basis.
The senior management team for the Merged Group will comprise the Newcrest senior management team set out in section 8.19. Newcrest intends to integrate LGL’s corporate head office functions (such as treasury, group accounting, finance, taxation, company secretarial and legal) with those of Newcrest. This, together with a review of LGL’s other offices, may lead to the closure or consolidation of offices where the services or support can be provided more efficiently. Newcrest will maintain a corporate representative office in Port Moresby. Newcrest also remains committed to a major corporate office in Brisbane.
It is expected that the existing LGL mine sites will continue to operate with substantially the same workforce. Overall employment levels of the Merged Group will be reviewed as part of the strategic review of the Merged Group’s portfolio of assets, as described in section 9.3(b) above.
The growth profile of the Merged Group will provide employees of both LGL and Newcrest with enhanced career opportunities. Employees will be able to develop their skills across more geographic regions, with a greater choice of mining disciplines and technical processes.

Lihir Gold Limited Scheme Booklet	115
The first choice for addressing duplication issues will be partly through natural turnover, but there may be redundancies of employees who cannot be placed elsewhere within the Merged Group. Any redundancies will be in accordance with the terms of existing employment contracts.
Other than as set out in this section 9 and elsewhere in this Scheme Booklet, it is the present intention of Newcrest:
•	to continue the business of LGL;
•	not to make any major changes to the business of LGL; and
•	not to redeploy any of the major fixed assets of LGL.
9.4 Merged Group pro forma financial information
Set out on the following pages is an unaudited pro forma consolidated balance sheet of the Merged Group which has been prepared based on the unaudited consolidated balance sheet of Newcrest as at 31 December 2009 (as shown in section 8.10(b)) and the audited consolidated balance sheet of LGL as at 31 December 2009 (as shown in section 7.9), including pro forma adjustments and reclassifications to account for the acquisition of LGL by Newcrest as though it had occurred on 31 December 2009.
The Merged Group pro forma financial information is presented in an abbreviated form and does not contain all the disclosure provided in an annual report prepared in accordance with the PNG Companies Act or Australian Corporations Act.
The compilation of the Merged Group pro forma financial information has been reviewed by PricewaterhouseCoopers Securities Ltd, whose Investigating Accountant’s Report is contained in section 13 of this Scheme Booklet. Shareholders should note the scope and limitations of the Investigating Accountant’s Report.
(a) Basis of preparation
The basis on which the unaudited consolidated pro forma balance sheet has been compiled is set out below:
•	The unaudited pro forma consolidated balance sheet has been prepared by the management of Newcrest, in accordance with IFRS, for illustrative purposes only to show the effect of the acquisition of LGL by Newcrest.
•	The unaudited pro forma consolidated balance sheet assumes that Newcrest will acquire all Scheme Shares.
•	The unaudited pro forma consolidated balance sheet is not intended to be indicative of the financial position that would actually have occurred, or the financial position expected in future periods, had the events reflected herein occurred on the dates indicated. Newcrest is required to account for the acquisition based on values at the time it takes control of LGL, therefore actual amounts recorded by Newcrest upon completion of the transaction will differ from those recorded in the unaudited pro forma consolidated balance sheet.
•	The unaudited pro forma consolidated balance sheet should be read in conjunction with the historical consolidated financial information of Newcrest and LGL as shown in section 8.10 and section 7.9 respectively.
Merged Group’s pro forma consolidated balance sheet as at 31 December 2009

					PRO FORMA
				RECLASS-	ADJUST-	MERGED
		NEWCREST	LGL	IFICATIONS	MENTS	GROUP
	NOTES	US$M	US$M	US$M	US$M	US$M
CURRENT ASSETS
Cash and cash equivalents	i	243.0	473.5	—	(243.0)	473.5
Trade and other receivables		244.7	15.1	—	—	259.8
Inventories		317.9	162.5	—	—	480.4
Financial derivative assets		18.2	9.3	—	—	27.5
Other		154.3	19.7	—	—	174.0
Assets classified as held for sale		—	8.5	—	—	8.5
TOTAL CURRENT ASSETS		978.1	688.6	—	(243.0)	1,423.7

9 Profile of the Merged Group continued	116

					PRO FORMA
				RECLASS-	ADJUST-	MERGED
		NEWCREST	LGL	IFICATIONS	MENTS	GROUP
	NOTES	US$M	US$M	US$M	US$M	US$M
NON-CURRENT ASSETS
Other receivables		8.1	0.1	—	—	8.2
Inventories		—	333.3	—	—	333.3
Property, plant and equipment	x	1,589.5	1,888.8	(703.2)	—	2,775.1
Exploration, evaluation and development	viii,x	2,064.5	—	868.5	3,242.2	6,175.2
Intangible assets	ii, iii,viii	55.4	352.0	(165.3)	4,053.2	4,295.3
Deferred tax assets		318.6	58.9	—	—	377.5
Financial derivative assets		9.3	1.6	—	—	10.9
Other	viii	139.1	299.5	—	(299.5)	139.1
Available for sale financial assets		—	4.2	—	—	4.2
TOTAL NON-CURRENT ASSETS		4,184.5	2,938.4	—	6,995.9	14,118.8
TOTAL ASSETS		5,162.6	3,627.0	—	6,752.9	15,542.5
CURRENT LIABILITIES
Trade and other payables		197.1	111.4	—	—	308.5
Borrowings and finance facilities	x	4.8	0.7	50.0	—	55.5
Financial derivative liabilities		8.8	—	—	—	8.8
Income tax payable		0.2	—	—	—	0.2
Provisions		80.8	26.9	—	—	107.7
Other		0.5	—	—	—	0.5
Liabilities classified as held for sale		—	7.0	—	—	7.0
TOTAL CURRENT LIABILITIES		292.2	146.0	50.0	—	488.2
NON-CURRENT LIABILITIES
Borrowings and finance facilities	i,x	360.5	50.2	(50.0)	655.0	1,015.7
Deferred tax liabilities	iv	400.3	145.6	—	887.9	1,433.8
Provisions		73.0	46.5	—	—	119.5
Other		0.5	—	—	—	0.5
TOTAL NON-CURRENT LIABILITIES		834.3	242.3	(50.0)	1,542.9	2,569.5
TOTAL LIABILITIES		1,126.5	388.3	—	1,542.9	3,057.7
NET ASSETS		4,036.1	3,238.7	—	5,210.0	12,484.8
EQUITY
Issued capital	v, vi	2,880.2	3,420.9	—	5,001.9	11,303.0
Retained earnings	v, vii	889.2	(139.7)	—	116.7	866.2
Reserves	v	233.7	(74.2)	—	74.2	233.7
Parent entity interest		4,003.1	3,207.0	—	5,192.8	12,402.9
Non-controlling interests	ix	33.0	31.7	—	17.2	81.9
TOTAL EQUITY		4,036.1	3,238.7	—	5,210.0	12,484.8

Lihir Gold Limited Scheme Booklet	117
(b) Pro forma assumptions and adjustments
The Newcrest unaudited consolidated balance sheet as at 31 December 2009 has been extracted from the Half-Year Financial Report and translated to US dollars based on the spot exchange rate of $0.89445 as at 31 December 2009.
The proposed acquisition by Newcrest of LGL will be accounted for under IFRS using the purchase method of accounting. The results of the operations of LGL will be included in the consolidated financial statements of Newcrest from the date of acquisition. Certain adjustments have been reflected in the unaudited pro forma consolidated balance sheet above to illustrate the effects of purchase accounting.
For the purposes of preparing the unaudited pro forma consolidated balance sheet, Newcrest has made certain assumptions. The unaudited pro forma consolidated balance sheet assumes the completion of a business combination whereby 2,369 million shares of LGL at 31 December 2009 are acquired for total consideration of US$9,297.8 million, comprising 268.0 million shares of Newcrest, and US$875.0 million in cash. For the purpose of the unaudited pro forma balance sheet, Newcrest has assumed that the Cash Consideration Cap will be reached. The final amount of the Cash Consideration will depend on decisions relating to the exercise of LGL executive share rights, if any, and Scheme Consideration elections made by Scheme Participants.
The measurement of the purchase consideration in the unaudited pro forma consolidated balance sheet is based on a Newcrest Share price of A$35.92, representing the closing price of Newcrest Shares on ASX on 28 June 2010. Under IFRS, the acquisition date is the date on which Newcrest effectively obtains control of LGL. Newcrest shall measure the cost of the transaction as the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by Newcrest, in consideration for control of LGL. Consequently, the value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma balance sheet due to any future changes in the market price of Newcrest Shares.
The unaudited pro forma consolidated balance sheet assumes the cost of acquisition will be as follows:

US$M
Value of 268.0 million Newcrest Shares at A$35.92 per share[1]	8,422.8
Cash (assuming maximum cash amount of A$1.0 billion)[1]	875.0
Total purchase consideration	9,297.8

Note

1	Translated to US dollars at an exchange rate of A$0.875.
Based on publicly available information and high level due diligence conducted to date, Newcrest has formed a preliminary assessment of the fair value of all identifiable assets and liabilities to be acquired and the impact of applying purchase accounting. Fair values have been determined using a higher discount rate and lower gold prices than the method employed using the gold futures methodology (a valuation method used by the Independent Expert).
The tax bases of LGL’s assets acquired and liabilities assumed as part of the implementation of the Scheme do not reflect fair value. A deferred tax liability will be recognised to reflect the difference between the assigned values and the tax bases. After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the adjusted book values of LGL’s assets and liabilities has been presented as goodwill.
This goodwill reflects the unique financial characteristics of gold assets, where they generally trade at a significant premium to underlying discounted cash flows. In addition to the gold premium, the goodwill represents the value implicit in the ability to sustain and/or grow the Merged Entity by increasing reserves and resources through exploration and the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination.

9 Profile of the Merged Group continued	118
Goodwill has been calculated as follows (including reference to pro forma adjustments):

US$M
Net book value of LGL assets and liabilities	3,238.7
Less goodwill recognised on previous acquisitions (adj (ii))	(168.1)
Net book value of identifiable assets acquired	3,070.6
Fair value adjustment to assets (adj (viii))	2,942.7
Deferred tax liability on fair value adjustment (adj (iv))	(887.9)
Fair value net assets	5,125.4
Non-controlling interest (adj (ix))	(48.9)
Goodwill (adj (iii))	4,221.3
Total consideration	9,297.8
Once the Scheme has been implemented, the fair value of all identifiable assets and liabilities acquired will be finalised, including a formal assessment of the fair value of inventories, plant and equipment, intangible assets, derivatives and deferred tax balances.
The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition had occurred on 31 December 2009:
(i)	A decrease in cash and cash equivalents by US$243.0 million and an increase in non-current borrowings of US$655.0 million to reflect the aggregate Cash Consideration (total A$1,000 million) and the transaction costs of US$23.0 million.

(ii)	A reduction in goodwill by US$168.1 million to de-recognise goodwill recorded by LGL in previous acquisitions.

(iii)	An adjustment of US$4,221.3 million to reflect the goodwill as a result of the implementation of the Scheme.

(iv)	An increase of US$887.9 million to the deferred tax liability to reflect the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed as part of the implementation of the Scheme.

(v)	Elimination of LGL’s pre-acquisition issued capital of US$3,420.9 million, retained earnings of US$139.7 million and reserves of US$74.2 million.

(vi)	An increase in issued capital of US$8,422.8 million to record the assumed value of New Newcrest Shares issued in respect of the assumed Share Consideration under the offer.

(vii)	An adjustment of US$23.0 million against retained earnings to reflect the expensing of Newcrest’s transaction costs associated with the implementation of the Scheme.

(viii)	The transfer of deferred mining costs of US$299.5 million and US$165.3 million of intangibles to exploration, evaluation and development costs and an increase in mine properties of US$2,942.7 million to reflect preliminary fair value.

(ix)	An increase in the non-controlling interests of US$17.2 million to reflect fair value.

(x)	Reclassifications made to the financial presentation of the LGL balance sheet:
(A)	Assets classified as property, plant and equipment in LGL are transferred to exploration, evaluation and development in the Merged Group balance sheet to align with Newcrest’s accounting policies.

(B)	Reclassification of loan balance from non-current to current liabilities, as the bank has the right to review the facility on a change of control. The loan is classified as current as there is no unconditional right to defer settlement at the acquisition date.

Lihir Gold Limited Scheme Booklet	119
9.5 Risks associated with an investment in the Merged Group
LGL Shareholders should be aware that, in addition to the risks in relation to LGL Shareholders’ current investment in LGL (refer to section 7.8), there are risks associated with an investment in the Merged Group, and there can be no guarantee that all of the benefits anticipated by the LGL Directors and the Newcrest Directors will be achieved. This outline of risks is a summary only and should not be considered exhaustive. LGL Shareholders should carefully consider the following risks, as well as other information contained in this Scheme Booklet before deciding how to vote on the Scheme. This section does not take into account the investment objectives, financial situation, taxation position or particular needs of LGL Shareholders.
(a) Share market conditions
If the Scheme is implemented, Newcrest has applied for the New Newcrest Shares to be listed on ASX and Newcrest intends to seek a listing of its shares on POMSoX.
There are general risks associated with an investment in shares trading on a particular share market which may affect the value of Newcrest Shares and the initial and ongoing value of the Scheme Consideration. Broader market factors affecting the price of Newcrest Shares are unpredictable and may be unrelated or disproportionate to the financial or operating performance of the Merged Group. Such factors may include the domestic and international economic outlook, global political and economic stability, interest and inflation rates, foreign exchange rates and investor sentiment.
(b) Issue of New Newcrest Shares
Newcrest will issue a significant number of New Newcrest Shares as consideration under the Scheme. Newcrest is providing a limited mix and match facility to LGL Shareholders (see section 5.4 for further details) to provide LGL Shareholders that do not wish to receive New Newcrest Shares the opportunity to minimise the number of New Newcrest Shares they receive as Scheme Consideration. Despite this, it is possible that some Scheme Participants who receive New Newcrest Shares may not wish to retain those shares, and may sell their New Newcrest Shares on the market soon after receiving them. If a significant number of shareholders do so, this may have an immediate adverse impact on the market price of Newcrest Shares.
(c) Gold and copper prices
Newcrest’s performance is dependent on the market prices of gold and copper, which are volatile and are affected by numerous factors beyond Newcrest’s control. Factors that tend to put downward pressure on the prices of gold and copper include:
•	sales and/or leasing of gold by governments and central banks;
•	sales by producers in forward transactions and other hedging transactions;
•	a strong US dollar;
•	global and regional recessions or reduced economic activity and/or inflationary expectations;
•	decreased demand for industrial uses, use in jewellery or investment;
•	high supply from production, disinvestment or scrap; and
•	speculative trading.
Newcrest does hedge copper, diesel and certain capital commitments, as described in section 8.16. Other than this, the Merged Group has no current intention to enter into forward contracts, options or any other derivative instrument to protect itself against low gold or copper prices with respect to its gold and copper production. Accordingly, the Merged Group will be exposed to the impact of any fall in the gold and/or copper price. If gold and/or copper prices decrease, the Merged Group will realise reduced revenues. Conversely, if gold and/or copper prices increase, the Merged Group will realise the positive impact of the increase.
(d) Exchange rate fluctuations
The Merged Group will operate internationally and will be exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Australian dollar, United States dollar and PNG kina, and to a lesser extent the Indonesian rupiah, the West African CFA and the Fiji dollar.
Predominantly all of the Merged Group’s revenue will be denominated in US dollars, while expenditures will be mostly denominated in a combination of US dollars and the relevant operation’s local currency. As the Australian operations will continue to have an Australian dollar functional currency, the Merged Group’s balance sheet will be impacted by movements in the US$/A$ exchange rate.

9 Profile of the Merged Group continued	120
(e) Economic and financial risks
Changes in the economic climate in which the Merged Group will operate and in economic factors such as economic growth, interest and inflation rates, government regulation and taxation, employment levels, consumer sentiment, market volatility and monetary policy could adversely impact the value of Newcrest Shares or the performance of the Merged Group.
(f) Indebtedness following the implementation of the Scheme and need for further capital
Newcrest’s level of indebtedness (which comprises current and non-current interest bearing loans and borrowings) as at 31 December 2009 was A$408.5 million (less cash and cash equivalents of A$271 million, resulting in net debt of A$136.9 million) and its gearing level was 3%. To fund the aggregate Cash Consideration, up to the Cash Consideration Cap, Newcrest will draw on its available cash from its existing bilateral loan facilities of US$1,100 million, which are committed and undrawn and with maturity dates ranging between December 2012 and February 2013.
The Maximum Cash Consideration should result in pro-forma gearing of under 10% and indebtedness of under A$1,000 million. Although this forecast level of indebtedness is conservative and within investment grade expectations, there is a risk that Newcrest will not be able to refinance these facilities at maturity or refinance on similar terms, including price, covenants and security.
Higher levels of indebtedness resulting from Newcrest’s inability to generate cash flow from operations could adversely impact Newcrest’s operations and financial performance.
Please see section 8.17 for further information about Newcrest’s sources of funding.
Newcrest’s operating cash flows may not be sufficient to sustain its operations, and Newcrest may from time to time be required to draw down under its available debt facilities or to seek to fund these requirements through asset divestitures, further equity or debt issues, or additional bank debt. In these circumstances, if Newcrest is unable to obtain additional funding on acceptable terms or at all, its financial condition and ability to continue operating may be adversely affected.
(g) Rights may be affected by law or regulation
Any existing and new mining operations, development projects and exploration that the Merged Group carries out in the various jurisdictions in which it will operate will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of reserves, taxation, exchange controls, investment approvals, employee relations and other matters.
If the Merged Group is not able to obtain or maintain necessary permits, authorisations, agreements or licences to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, the Merged Group’s results of operations or financial position could be adversely affected. No guarantee can be given that the necessary permits, authorisations, agreements or licences will be issued to the Merged Group or, if they are issued, that they will be renewed, or that the Merged Group will be in a position to comply with all conditions that are imposed. In addition, nearly all mining projects require government approval, and there can be no certainty that these approvals will be granted to the Merged Group in a timely manner, or at all.
Once the Scheme has been implemented, the Merged Group will be subject to the laws of several jurisdictions. Any changes to government legislation, regulations or policies, in any of those jurisdictions (including at both the federal and state level, if applicable) may have an adverse impact on the Merged Group’s results, operations or financial position.
(h) Local community relations
Community agreements that deliver developmental outcomes, supplemented by regular stakeholder engagement and consultation, are crucial to the maintenance of a ‘social licence’ from the host community around all projects. No assurance can be provided that situations will not arise at any given site or location that generate community concern and potentially cause operational disruptions until resolved.
(i) Litigation
The Merged Group may be exposed to potential legal and other claims or disputes in the future, with respect to its operations. Refer to sections 7.11 and 8.15 for further information.

Lihir Gold Limited Scheme Booklet	121
(j) Industrial relations
Industrial disruptions, work stoppages and accidents in the course of operations can result in production losses and delays and may adversely affect the Merged Group’s performance.
(k) Change of control restrictions
Members of the LGL Group are party to certain contracts which contain change of control clauses that may be triggered by the Scheme. It is a condition of the Merger Implementation Agreement that certain consents, waivers and releases of liability that are required under the Key Material Contracts are obtained (on terms no more onerous than those applying to LGL) and not withdrawn (and, where given conditionally, subject to conditions acceptable to Newcrest) prior to the Scheme becoming Effective. In addition, LGL must use its best endeavours to obtain other consents, waivers and releases of liability triggered under other material contracts. Nevertheless, there is a risk that counterparties to contracts may seek to terminate these agreements with members of the LGL Group or seek to impose more onerous terms.
LGL has reviewed all the Key Material Contracts and has determined that no change of control clauses are triggered by the Scheme and, as such, no consents, waivers or releases of liability are required under the Key Material Contracts.
(l) Composition of the Scheme Consideration
LGL Shareholders who elect to receive the Maximum Cash Consideration or the Maximum Share Consideration as their Scheme Consideration will not know at the time of election the exact combination of cash and New Newcrest Shares that they are entitled to receive. As a result, LGL Shareholders may not be able to accurately assess the effect of the Scheme on their tax and investment situation until after the Implementation Date.
(m) Carrying value of assets
Newcrest evaluates the carrying value of recorded assets to determine whether current events and circumstances indicate such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of Newcrest’s reporting units to their carrying values. Newcrest’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different from these estimates. In the absence of any mitigating valuation factors, Newcrest’s failure to achieve its valuation assumptions or declines in the fair value of its reporting units may, over time, result in impairment changes.
(n) Mineral title risk
While Newcrest has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects. There may be valid challenges to the title of Newcrest’s properties, which, if successful, could impair development and/or operations. Newcrest cannot give any assurance that title to its properties will not be challenged.
9.6 Production and operation risks of the Merged Group
The risks inherent in gold mining that are currently faced by LGL (refer to section 7.8) will also be faced by the Merged Group. Gold mining involves significant degrees of risk, including those related to mineral exploration success, unexpected geological or mining conditions, the development of new deposits, climatic conditions, equipment and/or service failures and other general operating risks. Many of these risks are outside the ability of management to control.
The following specific operational risks may also affect the Merged Group:
(a) Newcrest cannot make assurances that it will meet its goals for production and operating costs
Estimated production levels and operating costs for the current financial year are estimated based on Newcrest’s experience in operating its mines. These estimates are subject to numerous uncertainties, many of which are beyond Newcrest’s control. Newcrest cannot make assurances that its actual production levels will be achieved at estimated levels, or at all, or that its costs will not be materially higher than anticipated.
(b) Development plans may not be realised
Newcrest anticipates significant capital expenditures over the next several years in connection with the development of new projects, including Cadia East and Million Ounce Plant Upgrade. Costs associated with capital expenditures have escalated on an industry-wide basis over the last several years and there is no assurance that they will not continue to escalate. This may have a material adverse impact on Newcrest’s costs to develop Cadia East and Million Ounce Plant Upgrade or other new mines and/or the timing and success of such developments.

9 Profile of the Merged Group continued	122
(c) Exploration and new project uncertainty
Newcrest’s ability to sustain or increase its current level of production in the longer term is in part dependent on the success of its exploration activities in locating new deposits and replacing gold and copper reserves depleted by production, the development of new projects and the expansion of existing mining operations.
Exploration activities are highly speculative, involve many risks and as such are often unsuccessful. Such activities also require substantial expenditure. Once gold mineralisation is discovered, it will usually take several years to define a deposit and determine whether a resource exists and then numerous additional years to determine what, if any, of these resources can be declared as reserves. During this time the economic feasibility of production may change due to fluctuations in gold and/or copper prices, as well as other factors that affect revenue, cash and total operating costs.
No assurance can be given that Newcrest’s planned development and expansion projects will result in additional reserves or that Newcrest will be successful in developing additional mines.
In addition, there are a number of risks and uncertainties associated with the block caving mining method, including that a deposit may not cave as anticipated and the wide spans needed in panel caving give rise to a risk of unplanned ground movement due to changes in stresses in the surrounding rock. Block caving is used to mine Ridgeway Deeps and Newcrest is also proposing to use the block caving mining method at Cadia East. There are a number of risks and uncertainties associated with block caving mining, including that Cadia East may not cave as anticipated and the wide spans needed in block panel caving give rise to a risk of unplanned ground movement due to changes in stresses in the surrounding rock.
(d) Increased costs could adversely affect the Merged Group’s profitability
Costs at any particular mining location are frequently subject to variations from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans in response to physical shape and location of the ore body. In addition, costs are affected by the price and availability of commodities such as fuel and electricity. Such commodities are subject to volatile price movements, including increases that could make production at certain operations less profitable. In particular, recent increases in commodity prices and labour costs have led to increases in capital project and operating related costs, such as the costs of concrete, fuel, steel, heavy equipment tyres and contract personnel.
Further material increases in costs could have a material adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could make certain mines or projects uneconomic.
(e) Key personnel
The Merged Group will be dependent upon a number of key management personnel and executives to manage the day-to-day requirements of the business. The loss of the services of one or more of such key management personnel could have an adverse effect on the Merged Group. The Merged Group’s ability to manage its mining operations and its exploration and development activities will depend in large part on the efforts of these individuals. The Merged Group will face competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel.
(f) Integration and synergies
There are integration risks associated with a merger of this size. While Newcrest expects that value can be added for shareholders of the Merged Group by combining the Newcrest and LGL businesses, the risk exists that any integration or strategy implementation may take longer than expected or that the extraction of efficiencies and potential synergies does not occur or may incur additional costs, which will impact the Merged Group’s financial performance.
Newcrest expects to manage this risk by careful planning and the use of internal staff and external experts and consultants as required.

Lihir Gold Limited Scheme Booklet	123
(g) Water
The effects of changes in rainfall patterns, water shortages and changing storm patterns and intensities may adversely impact the costs, production levels and financial performance of the Merged Group’s operations. There is no guarantee that there will be sufficient future rainfall to support the Merged Group’s future water demands in relation to its sites and operations, and this could adversely affect production and the Merged Group’s ability to develop or expand projects and operations in the future. In addition, there can be no assurance that the Merged Group will be able to obtain alternative water sources on commercially reasonable terms or at all in the event of prolonged drought conditions. Conversely, some of the Merged Group’s sites and operations may be subject from time to time to severe storms and high rainfall leading to flooding and associated damage which may result in delays to or loss of production and development of some of its sites, projects and operations.
(h) Environment
The Merged Group’s business will be subject to extensive environmental laws and regulations in the various jurisdictions in which it operates. Failure to comply with environmental laws and regulations could result in monetary penalties or closure of the Merged Group’s operations, either permanently or temporarily. These regulations establish limits and conditions on its ability to conduct these operations. The cost of compliance with environmental laws and regulations is significant and is expected to continue to be significant.
The Merged Group will be required to rehabilitate the lands that it mines once mining operations have been completed in accordance with applicable environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on the Merged Group’s financial condition.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the potential impacts of climate change, including mandatory renewable energy targets or potential carbon trading regimes. If the Merged Group’s environmental compliance obligations were to change as a result of changes in the laws and regulations, or if unanticipated environmental conditions were to arise at any of the Merged Group’s projects or developments, its expenses and provisions may increase to reflect these changes. If material, these expenses and provisions could adversely affect the Merged Group’s results of operations and financial condition.
(i) Political conditions
Substantial gold and copper deposits are scarce and a commitment to operate only within totally stable political environments could severely limit the potential for good financial performance in the future. Newcrest will consider further international developments, either alone or in a joint venture with others, on an individual risk basis.
(i) PNG
PNG has an established history of large-scale mining. Ownership of minerals is vested in the State by virtue of section 5 of the Mining Act 1992 (PNG).
Resource development is generally welcomed by both government and landowners as a means to improve living conditions. However, the limited administrative capacity of government and the prominent position of customary landowners provide additional management challenges for developers.
There have been seven general elections in PNG since independence in 1975. On six occasions there has been an orderly change of government and on the seventh occasion the Government was returned in an orderly manner. More frequent changes of government have occurred between elections by means of motions of no confidence on the floor of Parliament.
The introduction of preferential voting and legislation, designed to preserve the integrity of political parties in the early 2000s, has since resulted in greater political stability in PNG at the national level.
Sir Michael Somare was the first Prime Minister to serve a full term of five years (from 2002 to 2007), and he was re-elected in 2007.

9 Profile of the Merged Group continued	124
This pattern of political stability at the national level appears likely to continue. However, elections in the provinces are sometimes marred by malpractice and occasional violence.
Approximately 97% of the land in PNG is held by customary owners. This land is available for mineral exploration and extraction under the Mining Act 1992 (PNG), subject to compensation arrangements being made with the customary owners.
Customary ownership is not formally recorded and must generally be determined by genealogical enquiries and social mapping. As a result, determining the correct owners is a difficult task and, where there is a mining project involved, often remains a subject of dispute for many years.
From time to time, mining operations have been interrupted by landowners seeking to negotiate improved terms or to have their claims recognised.
Environmental effects of mining are often the basis for disputation. In some instances, overseas interest groups have become involved and have focused adverse international publicity on the developer.
In the extreme case of Bougainville Copper Limited, its Panguna mine was forced to close in 1989 by civil disturbance which developed into an armed rebellion. The province of North Solomons now has a semi-autonomous status within PNG.
The Compensation (prohibition of Foreign Legal Proceedings) Act 1995 (PNG) prohibits the pursuit in foreign courts of compensation claims arising from mining or petroleum projects in PNG.
The Investment Promotion Act 1992(PNG) prohibits expropriation of the property of a foreign investor except in accordance with law, for a public purpose and with payment of compensation as defined by law.
PNG is also a party to the Treaty on Co-operation and Development with Australia. Article 7 provides that neither party shall take any measures of expropriation, nationalisation or any other dispossession against the investments of nationals of the other party, except:
•	where it is for a public purpose under due process of law;

•	the measures are non-discriminatory; and

•	there is prompt, adequate and effective compensation.
PNG is party to similar bilateral treaties with the People’s Republic of China, Germany and the United Kingdom. There are no examples of expropriation in the mining and petroleum sectors since independence in 1975.
(ii) Indonesia
The Gosowong gold mine on Halmahera Island, Indonesia is operated by PTNHM, which is owned jointly by Newcrest (which holds an 82.5% interest) and PT Aneka Tambang (which holds a 17.5% interest). The Gosowong mine was established under a 1997 Contract of Work with the Government of Indonesia and commenced operating in 1999.
Indonesia has democratic processes under which an elected President and Vice-President govern the country with the assistance of a cabinet. There are also several elected legislative bodies — the House of Representatives, the Regional Representative Council, and provincial and local legislatures.
In addition, Indonesia has undergone a decentralisation process under which more authority and responsibility have been transferred to provincial and local governments. A larger number of laws and regulatory requirements have been implemented at the national, provincial and local levels.
Any existing and new mining operations, development projects and exploration that the Merged Group carries out in Indonesia will be subject to various national, provincial and local laws, policies and regulations governing the prospecting, developing and mining of reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If the Merged Group is not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, the Merged Group’s operations and financial position could be adversely affected.
Indonesia passed a new Mining Law in January 2009. Under the transitional provisions of the new law, Contracts of Work remain valid until the expiry of the contract, being 2029 in the case of the Gosowong contract. However, the transitional provisions also specify that existing contracts be “adjusted” to take into account the new Mining Law. PTNHM, which holds the Gosowong Contract of Work, has agreed to enter into good faith negotiations with

Lihir Gold Limited Scheme Booklet	125
the Indonesian Ministry of Energy and Mineral Resources as representative of the Government of the Republic of Indonesia, which is the counter-party to the Gosowong Contract of Work. These negotiations are taking place under Article 23(3) of the Contract of Work, being the general consultation provision, which involves a consideration of whether, in the light of all relevant circumstances, the financial or other provisions of the contract need revision to ensure that the agreement operates equitably and without major detriment to the interests of either party. Article 23(3) requires the parties to the Contract of Work to agree to any revision to the contract arising from this process. As these negotiations have only recently commenced, it is not possible to predict what adjustments, if any, may be made to the fiscal or other terms of the Gosowong Contract of Work.
(iii) Côte d’Ivoire
The Bonikro Mine is located in the southern area of Côte d’Ivoire in west Africa. The current government has delayed elections on several occasions over the past five years. Determining who is eligible to vote is at the heart of the impasse over elections. Demonstrations are held intermittently about the lack of elections. Several violent anti-government demonstrations were held during February 2010. The mine at Bonikro has not been impacted.
Attaining a democratically elected government is an important step in the process of receiving debt relief from the IMF.
The State is an investor, partner or regulator in many industries.
There are large areas in the north of the country that do not recognise the current government. There remains a risk of violence, with ethnic and sectarian problems simmering in a relatively peaceful environment. Lower level disruption is likely through demonstrations and industrial action.
Risks associated with a non-democratically elected government include the potential for nationalisation of private assets without adequate compensation. There is also a risk that a new government could review decisions such as the grant of mining tenements.
(iv) Fiji
Newcrest became a joint venture partner in an exploration project in the Namosi Province of Fiji in January 2008. Newcrest has a 69.94% interest in the Namosi Joint Venture.
Following a coup in 2006, Commodore Bainimarama became Prime Minister of an interim government and Parliament was suspended.
In April 2009, the Fiji Court of Appeal handed down a decision declaring the (then) interim government unlawful, after which the interim government resigned. The President of Fiji then announced that he had abrogated the 1997 Constitution, appointed himself as head of State, confirmed the continuation of all existing laws, and handed executive authority back to the interim Prime Minister, Commodore Bainimarama, and his Cabinet.
Electoral reform is scheduled to be undertaken in 2012 and elections scheduled to be held in 2014.
The Australian Government has imposed travel restrictions on members of the interim government and the military. Fiji has been suspended from the Commonwealth and the Pacific Islands Forum. Trade relations have not been affected.
Risks associated with the current political and constitutional situation in Fiji include change of law (which could impact tenements and approvals, taxation arrangements, and enforceability of legal rights) and nationalisation of private assets without adequate compensation.
(v) Australia
The Commonwealth of Australia is an economically and politically stable constitutional democracy with a parliamentary system of government at both federal and state levels. Australia has a highly developed mining and commodities industry and legal and regulatory framework for minerals exploration, extraction and production. Mining and exploration tenements and leases are granted and administered under the applicable laws of each Australian state and territory, rather than the laws of the Australian Government.
(j) Insurance
Newcrest maintains insurance to protect primarily against catastrophic events which could have a significant adverse effect on its operations and profitability. However, Newcrest’s insurance does not cover all potential risks associated with its business. Newcrest may elect not to insure against certain risks, due to the high premiums associated with insuring against those risks or for various other reasons, including an assessment that the risks are remote. Further, Newcrest may not be able to obtain insurance coverage at acceptable premiums. The occurrence of events for which it is not insured may adversely affect Newcrest’s cash flows and overall profitability.

126

AUSTRALIAN, PNG, US AND UK TAXATION IMPLICATIONS

10

Surveyor in the Bonikro mine, Côte d'Ivoire.

AUSTRALIAN, PNG, US AND UK TAXATION IMPLICATIONS 126
Surveyor in the Bonikro mine, Côte d’lvoire.

Lihir Gold Limited Scheme Booklet	127
10.1 Australian taxation implications
(a) Introduction
This section provides a general summary of the Australian tax consequences of the Scheme for certain LGL Shareholders.
The following summary is based upon Australian taxation law and administrative practice in effect at the date of this Scheme Booklet. It does not anticipate changes in the taxation law after this time, or take into account the taxation law of countries other than Australia. Overseas LGL Shareholders should consider the tax consequences of the Scheme under the laws of their countries of residence as well as under Australian law.
This summary is not intended as an authoritative or comprehensive analysis of the taxation laws of Australia and does not consider any specific facts or circumstances that may apply to particular LGL Shareholders and does not purport to be a complete analysis of all the potential Australian income tax consequences of the Scheme.
There may also be other Australian tax implications from the Scheme for LGL Shareholders that are resident of Australia for Australian tax purposes, including stamp duty consequences.
LGL Shareholders are urged to consult their own tax advisers regarding Australian tax consequences for them of the Scheme in light of their personal circumstances.
The Australian tax consequences of the transfer of Scheme Shares to Newcrest will depend on a number of factors. This discussion addresses only those LGL Shareholders that:
•	are resident of Australia for Australian tax purposes;
•	hold their LGL Shares on capital account (or are taken, under Australian tax law, to hold their LGL Shares on capital account), and not as revenue assets or trading stock for Australian tax purposes;
•	are not employees of LGL for Australian tax purposes;
•	are not “life insurance companies”;
•	are not “temporary residents” for Australian tax purposes; and
•	are not “significant stakeholders” or “common stakeholders”.
The comments in this section may also be relevant to LGL Shareholders who do not meet the above conditions.
LGL has sought a class ruling from the Australian Taxation Office (ATO) to confirm the capital gains tax consequences for Scheme Participants who transfer their Scheme Shares to Newcrest pursuant to the Scheme. The class ruling, when issued, will be available to view via the website of the ATO at www.ato.gov.au and, following completion of the Scheme, on either or both of the LGLwebsiteatwww.lglgold.com and/or the Newcrest website at www.newcrest.com.au.
(b) Disposal of Scheme Shares held on capital account
A capital gain or loss will arise for Scheme Participants, on the transfer of their Scheme Shares to Newcrest, depending on the difference between:
•	the value of the capital proceeds received for the transfer (for each Scheme Share, the cash consideration received plus the part of the total market value of the New Newcrest Shares as is reasonably attributable to the transfer); and
•	the cost base of the Scheme Shares (which would generally include the amount paid to acquire the Scheme Shares and the market value of any property given to acquire the Scheme Shares, plus any incidental costs of acquisition, e.g. brokerage fees and stamp duty).
A Scheme Participant will make a capital gain if the capital proceeds from the transfer of their Scheme Shares to Newcrest exceed the cost base of those shares, or a capital loss if the value of the capital proceeds is less than the cost base.
In calculating the capital proceeds for the transfer of Scheme Shares, the market value of the New Newcrest Shares provided as consideration for the transfer should be the market value of the Newcrest Shares worked out as at the time that the Scheme is implemented and New Newcrest Shares are allotted to Scheme Participants.

10 Australian, PNG, US and UK taxation implications continued	128
Any Interim Dividend declared by LGL prior to the Implementation Date should not be included in the capital proceeds for the purposes of determining a capital gain or capital loss on the transfer of the Scheme Shares. This is on the basis that the declaration and payment of the Interim Dividend is in the ordinary course of LGL’s business and is not contingent on shareholder approval of the Scheme or the Scheme being implemented.
(c) Full or partial scrip-for-scrip roll-over relief — New Newcrest Shares
(i) Capital gain partially disregarded
Scrip-for-scrip roll-over relief enables a shareholder to choose to disregard any capital gain they would have made from exchanging shares in one company for shares in another company (for example, as part of a takeover or merger), but only to the extent that the shareholder receives replacement shares (and not to the extent that they receive cash for the disposal of shares).
Whether full or partial scrip-for-scrip roll-over relief is available in a particular case will depend on whether the relevant arrangement satisfies certain requirements and also whether the particular shareholder satisfies certain requirements.
A Scheme Participant may, to the extent to which it receives New Newcrest Shares in consideration for the transfer of its Scheme Shares to Newcrest, be entitled to full or partial scrip-for-scrip roll-over relief if the following conditions are satisfied:
(A)	the Scheme Shares are exchanged for replacement shares in Newcrest pursuant to the Scheme and, having regard to the other transactions contemplated in the Merger Implementation Agreement, that exchange is considered to be in consequence of a “single arrangement”;
(B)	the Scheme Participant would otherwise make a capital gain on the transfer of its Scheme Shares to Newcrest;
(C)	the scheme of arrangement is one in which at least all the owners of voting shares in LGL could participate and one in which participation was available on substantially the same terms for all of the owners of interests of a particular type in LGL (participation will be on substantially the same terms if, for example, the matters referred to in subsections 619(2) and (3) of the Australian Corporations Act affect the consideration received under the Scheme);
(D)	Newcrest and members of Newcrest’s wholly owned group obtain a holding of at least 80% of the voting shares in LGL as a result of the Scheme; and
(E)	the Scheme Participant chooses to obtain the roll-over.
In relation to (C above, Ineligible Overseas Shareholders, to the extent the Scheme Consideration they would otherwise receive includes New Newcrest Shares, will have the New Newcrest Shares issued to the Sale Agent for sale on-market (at the prevailing share price) with remittance of net proceeds to them. As this is a feature of a kind contemplated in subsection 619(3) of the Australian Corporations Act (albeit that the Scheme is not governed by the Australian Corporations Act), the terms of the Scheme should be regarded as being on substantially the same terms for all shareholders.
LGL has sought a class ruling from the ATO to confirm whether full or partial scrip-for-scrip roll-over relief is available to Australian resident Scheme Participants who transfer their Scheme Shares to Newcrest pursuant to the Scheme. We expect that the ATO’s ruling will confirm that, if certain requirements are satisfied as noted above, Australian resident Scheme Participants should be able to choose to disregard any capital gain that results to them from the transfer of their Scheme Shares to Newcrest pursuant to the Scheme, to the extent that the capital gain is attributable to the Scheme Shares for which they receive replacement New Newcrest Shares. In contrast, any capital gain should be taxable to the extent it is attributable to the cash received.
A Scheme Participant does not need to document its choice to claim the partial scrip-for-scrip roll-over relief for Australian tax purposes, other than to complete its income tax return in a manner that is consistent with that choice.

Lihir Gold Limited Scheme Booklet	129
(ii) New Newcrest Shares received
The cost base of the New Newcrest Shares obtained by Scheme Participants as consideration for the transfer of Scheme Shares to Newcrest is worked out by attributing, on a reasonable basis, the cost base of the original Scheme Shares that were exchanged for New Newcrest Shares under the Scheme.
The New Newcrest Shares will be treated as being acquired on the date the original Scheme Shares were replaced pursuant to the Scheme.
The cost base of the New Newcrest Shares can be worked out by the following formula:

= Cost base of Scheme Shares at time of event	X	Market value of New Newcrest Shares received

Market value of New Newcrest Shares plus cash
consideration
(iii) Capital gain from cash not disregarded
Where a Scheme Participant chooses partial scrip-for-scrip roll-over, any capital gain that would arise to the Scheme Participant that is referable to the receipt of cash consideration is not disregarded.
The capital gain or capital loss from the cash portion of the consideration received for a Scheme Participant’s transfer of Scheme Shares to Newcrest is determined by attributing to the cash proceeds a reasonably attributable portion of the cost base of the original Scheme Shares for which the cash consideration is received.
The part of the cost base of the Scheme Shares that is reasonably attributable to the cash consideration can be calculated as follows:

= Cost base of Scheme Shares at time of event	X	Cash consideration

Market value of New Newcrest Shares plus
cash consideration
The treatment of any capital gain from the cash consideration received is outlined below.
(d) No scrip-for-scrip roll-over relief
Where a capital gain is not disregarded, that is, where a Scheme Participant does not qualify for full or partial scrip-for-scrip roll-over relief or chooses not to apply the scrip-for-scrip roll-over relief treatment to a capital gain, or when considering a capital gain relating to any cash consideration received, the following treatment should apply.
(i) Capital gain
If a holder is an individual or trustee (including of a complying superannuation fund) and has held its Scheme Shares for at least one year, the discount capital gain provisions may apply. This means that:
(A)	if the holder is an individual or trustee, any capital gain made in relation to its Scheme Shares is reduced by 50%; or

(B)	if the holder is a trustee of a complying superannuation entity, any capital gain made in relation to its Scheme Shares is reduced by 33 1/3%.
The discount capital gain provisions do not apply to shareholders and trust beneficiaries that are companies. If a holder makes a discount capital gain, any of its available capital losses should be applied to reduce the undiscounted capital gain before either the one-half or one-third (as applicable) discount is applied.
(ii) Capital loss
If a holder makes a capital loss this may be used to offset capital gains it derives in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be offset against ordinary income, nor carried back to offset net capital gains arising in earlier income years.

10 Australian, PNG, US and UK taxation implications continued	130
(iii) Replacement New Newcrest Shares
The cost base of the New Newcrest Shares received by a holder should include the market value of the part of its Scheme Shares for which it receives New Newcrest Shares (and not cash) pursuant to the Scheme. The part of the market value of the LGL Shares exchanged that is reasonably attributable to the New Newcrest Shares received can be calculated as follows:

= Market value of Scheme Shares transferred	X	Market value of New Newcrest Shares

Market value of New Newcrest Shares plus cash
consideration
The holder will be treated as acquiring the replacement New Newcrest Shares at the time the replacement New Newcrest Shares are issued to it.
(e) GST
The transfer of Scheme Shares to Newcrest under the Scheme should not give rise to a GST obligation for any Scheme Participants who are registered or required to be registered for GST. However, for those Scheme Participants, there may be consequences in relation to claiming input tax credits on any GST included on costs (such as legal and adviser costs) that have been incurred in respect of advice that has been sought on the Scheme.
(f) Stamp duty
No Australian stamp duty will be payable by the Scheme Participants on the transfer of their Scheme Shares to Newcrest or the issue or allotment of Newcrest Shares. Any applicable stamp duty will be payable by Newcrest.
10.2 PNG taxation implications
(a) Income tax on capital gain
There is no capital gains tax in PNG. As a consequence, if a Scheme Participant holds Scheme Shares on capital account, no PNG income tax will be payable on any capital gain realised by the Scheme Participant (whether a PNG resident or a non-resident) on the disposal of the Scheme Shares, and no deduction will be available in respect of any capital loss.
(b) GST
The transfer of Scheme Shares to Newcrest under the Scheme should not give rise to a GST obligation for any Scheme Participants who are registered or required to be registered for GST in PNG.
(c) Stamp duty
No PNG stamp duty will be payable by the Scheme Participants on the transfer of their Scheme Shares to Newcrest. Any applicable stamp duty will be payable by Newcrest. There will be no PNG stamp duty applicable to the issue and allotment of the New Newcrest Shares.
10.3 United States taxation implications
United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this Scheme Booklet or any document referred to herein is not intended or written to be used, and cannot be used by Scheme Participants for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) Scheme Participants should seek advice based on their particular circumstances from an independent tax adviser.
(a) General
The following is a general discussion of certain United States federal income tax consequences to a United States Scheme Participant (as defined below). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (US) (the Code), applicable current and proposed United States Treasury Regulations, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.
You are a “United States Scheme Participant” if you are, for United States federal income tax purposes, a beneficial owner of Scheme Shares (including LGL ADRs on issue as of the record date) and you are: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

Lihir Gold Limited Scheme Booklet	131
This discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your specific circumstances, or if you are subject to special treatment under the United States federal income tax laws (for example, if you are a life insurance company, dealer or broker in securities or currencies, trader in securities that elects to use a mark-to-market method of accounting for securities holdings, tax-exempt organisation, financial institution, United States expatriate, foreign corporation or non-resident alien individual, if you hold the common stock as part of a hedging, “straddle,” conversion or other integrated transaction, if you acquired common stock in connection with the exercise of employee stock options or otherwise as compensation for services, if your functional currency is not the US dollar, or if you own, directly or by attribution, 10% or more, by voting power or value, of the outstanding shares of LGL or Newcrest). In addition, this discussion does not address any aspect of foreign, state or local, estate and gift taxation or alternative minimum tax that may be applicable to a United States Scheme Participant and does not discuss United States federal income tax consequences to you if you are not a United States Scheme Participant. You are urged to consult your own tax adviser to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the exchange of the Scheme Shares pursuant to the Scheme.
If a partnership (including any entity treated as a partnership for US federal income tax purposes) beneficially owns Scheme Shares, the US federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Scheme Shares should consult their own tax advisers as to the US federal, state and local, and foreign tax consequences of the Scheme.
The receipt by a United States Scheme Participant of cash or New Newcrest Shares (including Newcrest ADRs) pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes. If you are a United States Scheme Participant, you should generally recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of your amount realised and your tax basis, determined in US dollars, in your Scheme Shares. The amount realised should be the US dollar value of cash that you receive pursuant to the Scheme, determined at the spot AUD/USD rate on the Implementation Date (regardless of whether the cash is in fact converted into US dollars), if any, plus the US dollar fair market value of the New Newcrest Shares that you receive pursuant to the Scheme, if any. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the Implementation Date to the date you convert any cash received into US dollars should be treated as ordinary income or loss. Capital gain of a non-corporate United States Scheme Participant that is recognised before 1 January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss should generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The duductibility of a capital loss recognised on the exchange is subject to limitations.
For United States federal income tax purposes, you should acquire an initial tax basis in New Newcrest Shares equal to the US dollar fair market value of your New Newcrest Shares received as of the Implementation Date. Your holding period for New Newcrest Shares should begin on the day after the Implementation Date.
(b) Backup withholding and information reporting.
Unless you are an exempt recipient, payments to you that are made pursuant to the Scheme within the United States or through certain United States related financial intermediaries may be subject to information reporting and US federal backup withholding tax if you fail to supply a correct taxpayer identification number or otherwise fail to comply with applicable US information reporting or certification requirements. Any amount withheld from a payment to you under the backup withholding rules is allowable as a credit against your US federal income tax, provided that the required information is furnished to the US Internal Revenue Service (IRS).
The foregoing discussion of certain material United States federal income tax consequences is included for general information purposes only and is not intended to be, and should not be construed as, legal or tax advice to you. No ruling from the IRS or legal opinion has been requested, or will be obtained, regarding the US federal income tax considerations applicable to you with respect to the Scheme. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.
You are urged to consult your own tax adviser to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash or New Newcrest Shares in exchange for Scheme Shares pursuant to the Scheme.

10 Australian, PNG, US and UK taxation implications continued	132
10.4 United Kingdom taxation implications
The following paragraphs, which are intended as a general guide only, are based on current UK tax legislation and the practice of HM Revenue & Customs (HMRC). They summarise certain limited aspects of the UK tax treatment of the implementation of the Scheme and they relate only to the position of corporate and individual LGL Shareholders who are beneficial owners of their LGL Shares, who hold their LGL Shares as a capital investment (other than under an individual savings account) and (except insofar as express reference is made to the treatment of non-UK residents) who are resident, and if individuals, domiciled and ordinarily resident, in the United Kingdom for taxation purposes (UK Scheme Participant). They do not apply to LGL Shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment, or shareholders who are or will be officers or employees of LGL or Newcrest or a company forming part of LGL Group or Newcrest Group. If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.
(a) Tax consequences of the Scheme
A UK Scheme Participant’s liability to UK tax on capital gains will depend on the individual circumstances of LGL Shareholders and on the form of consideration received.
(i) Cash
To the extent that a UK Scheme Participant receives cash for their Scheme Shares under the Scheme, that UK Scheme Participant will, except in the circumstances set out in the next paragraph, be treated as disposing of Scheme Shares which may, depending on the UK Scheme Participant’s individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on capital gains.
Subject to the provisions set out in the second paragraph under sub-heading (ii) below, if a UK Scheme Participant receives Mixed Consideration and the amount of cash received is small in comparison with the value of their Scheme Shares, the UK Scheme Participant will not be treated as having disposed of the shares in respect of which the cash was received. Instead, an amount equal to the amount of such cash will be deducted from the allowable cost of their New Newcrest Shares.
Under current HMRC practice, any cash payment of £3,000 or less, or (if greater) which is 5% or less of the market value of a UK Scheme Participant’s holding of Scheme Shares, will generally be treated as small for these purposes.
Subject to the provisions set out in the second paragraph under sub-heading (ii) below, in all other cases where a Scheme Participant receives cash in addition to New Newcrest Shares for their Scheme Shares, the UK Scheme Participant will be treated as having made a part disposal of their Scheme Shares, with the chargeable gain being computed on the basis of an apportionment of the allowable cost of the holding by reference to the amount of cash received and the market value of the New Newcrest Shares at the time of acquisition. The proportion of the allowable cost so apportioned will not be available in respect of any future disposal of the New Newcrest Shares.
(ii) Acquisition of New Newcrest Shares
To the extent that a UK Scheme Participant receives New Newcrest Shares in exchange for their Scheme Shares and does not hold (either alone or together with persons connected with them) more than 5% of, or of any class of, shares in or debentures of LGL, they will not be treated as having made a disposal of their Scheme Shares. Instead, the New Newcrest Shares will be treated as the same asset as those Scheme Shares and as acquired at the same time and for the same consideration as those Scheme Shares.
The same UK tax treatment will apply to any UK Scheme Participant who holds (either alone or together with persons connected with them) more than 5% of, or of any class of, shares in or debentures of LGL and exchanges Scheme Shares for New Newcrest Shares, provided that the exchange is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which a main purpose is the avoidance of liability to UK tax on capital gains. Such UK Scheme Participants are advised, however, that no application for clearance in this regard has been made to HMRC (under Section 138 of the Taxation of Chargeable Gains Act 1992(UK)) by LGL or Newcrest in relation to the Scheme. Any such UK Scheme Participants who are in any doubt as to their taxation position should consult an appropriate professional adviser.

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INDEPENDENT EXPERT'S REPORT

11

Process plant at Lihir Island, Papua New Guinea.

NDEPENDENT EXPERT’S REPORT Process plant at Lihir island, pepua New Guinea.

11 Independent expert’s report continued	134

GRANT SAMUEL

	■ ■ ■	GRANT SAMUEL & ASSOCIATES

LEVEL 6
15 July 2010		1 COLLINS STREET MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: +61 3 99949 8838
The Directors		www.grantsamuel.com.au
Lihir Gold Limited
Level 7, Pacific Place
Champion, Parade and Musgrave Streets
Port Moresby
Papua New Guinea
Dear Directors
Proposed Acquisition by Newcrest Mining Limited
1	Introduction

Lihir Gold Limited (“LGL”) is a major pure gold company, incorporated in Papua New Guinea but with its principal listing on the Australian Securities Exchange (“ASX”). LGL is Papua New Guinea’s largest gold producer through its flagship Lihir Island open cut mine. In addition, LGL operates the Mount Rawdon open cut mine in Queensland, Australia and the Bonikro open cut mine in Côte d’lvoire, West Africa. LGL had a market capitalisation at 13 July 2010 of approximately A$10.2 billion.

On 4 May 2010, LGL and Newcrest Mining Limited (“Newcrest”) announced that they had entered into a Merger Implementation Agreement whereby Newcrest would acquire all the outstanding shares in LGL (“Proposal”). The Proposal is to be implemented through a scheme of arrangement (“Scheme”) under the Papua New Guinea Companies Act. LGL shareholders will receive one Newcrest share for every 8.43 LGL shares held plus A$0.225 cash per LGL share, less any interim dividend declared or paid for the half year ended 30 June 2010 (“Consideration”). This followed the announcement by LGL on 1 April 2010 that it had rejected an earlier proposal from Newcrest to offer LGL shareholders one Newcrest share for every nine LGL shares held plus A$0.225 cash per LGL share, less any interim dividend declared for the half year ended 30 June 2010 (“Initial Proposal”).

LGL shareholders will have the opportunity to utilise a mix and match facility in relation to the Proposal. LGL shareholders wishing to increase either the cash or share component of their consideration can elect to do so. However, the maximum share consideration will be 280,988,130 Newcrest shares[1] and the maximum cash consideration will be A$1.0 billion. Where the aggregate elections for either the cash or share consideration exceed the maximum levels, LGL shareholders who have elected a changed consideration will be subject to scale back on a pro-rata basis. Newcrest intends to fund the cash component of the consideration from internal finance sources.

Newcrest is Australia’s largest gold producer and one of the world’s top ten gold mining companies by production, reserves and market capitalisation. Newcrest’s operating assets are: the Cadia Valley operation comprising Cadia Hill and Ridgeway in New South Wales; the Telfer open pit and underground operation in Western Australia; an 82.5% interest in the high grade Gosowong gold operation in Indonesia; a 70% interest in the relatively smaller Cracow gold mine in Queensland and a 50% interest in the Hidden Valley operation in Papua New Guinea. Newcrest also has a pipeline of substantial growth/development projects at Cadia East, Ridgeway Deeps, Gosowong and Wafi-Golpu in Papua New Guinea. Newcrest has an active exploration program and, including its joint ventures, is exploring for gold and gold-copper deposits in Australia, Indonesia, Fiji and Papua New Guinea. Newcrest is listed on the ASX and had a market capitalisation at 13 July 2010 of approximately A$16.8 billion.

The directors of LGL have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the Proposal is in the best interests of LGL shareholders.

[1]	Excludes any shares issued as a result of vesting of LGL executive share rights.
GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

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This letter contains a summary of Grant Samuel’s opinion and main conclusions and is extracted from Grant Samuel’s full report. A copy of this letter and the full report will accompany the Scheme Booklet to be sent to LGL shareholders.

2	Summary of Opinion

In Grant Samuel’s opinion the Proposal is in the best interests of LGL shareholders, in the absence of a superior proposal.

Given the relative size of Newcrest and LGL, the Proposal can be analysed either as a merger of the companies or as a takeover of LGL by Newcrest. A group of major institutional shareholders that holds around 26% of LGL also holds approximately 35% of Newcrest, and for these shareholders in particular it may be appropriate to assess the Scheme on the basis of merger analysis rather than as a takeover.

The combination of Newcrest and LGL (the “merged Newcrest”) will create one of the world’s largest gold companies, with very long life assets, competitive cash costs and the potential for substantial growth in gold reserves. Having regard to relative contributions of reserves, resources, production and share market values, LGL shareholders will hold a share in the merged Newcrest that is broadly consistent with (and in some cases exceeds) their contribution to the merged Newcrest. In this sense, the Proposal is fair to LGL shareholders. While movements in gold price and exchange rates make it difficult to quantify precisely the premium implied by the terms of the Proposal, in Grant Samuel’s view, LGL shareholders will receive a meaningful premium.

Moreover, merging the companies will realise some synergies (Newcrest has estimated these at A$85 million per annum). There are also arguments that the significant increase in the size of the merged Newcrest and the likely increase in its trading liquidity will attract additional investor interest, lower the cost of capital and ultimately result in a re-rating. While such benefits are difficult to quantify, in Grant Samuel’s view the benefits are nevertheless likely to be real. Overall, on the basis of merger analysis the Proposal is in the best interests of LGL shareholders.

Evaluation of the Proposal in terms of takeover analysis requires a comparison of the underlying value of LGL shares with the value of the Consideration offered by Newcrest. Judgements regarding the value of LGL and of the Consideration offered by Newcrest are subject to uncertainty. This uncertainty reflects factors including recent gold price and exchange rate volatility, and the complexity and unique characteristics of LGL’s flagship Lihir Island operation.

The Consideration to be received by LGL shareholders will principally consist of shares in the merged Newcrest. On the basis of Newcrest share prices in the range A$33.50-34.50, Grant Samuel has attributed a value of A$4.20-4.32 per LGL share to the Consideration.

The apparent premium provided by the Consideration at the time the Proposal was announced (in the range 36-40%, depending on the time frame for measurement) was attractive. Between 1 April 2010 and 13 July 2010, Newcrest shares underperformed global gold equities (in US$ terms) by around 10%, potentially reflecting amongst other factors the fall in the copper price over that period. Accordingly, it is likely that the actual premium provided by the Consideration has declined. The current level of the premium (i.e. relative to the price at which LGL shares would be trading absent the Scheme proposal, recognising that LGL has no exposure to copper) cannot be accurately determined, given the movement in gold prices and exchange rates over the period. However, in Grant Samuel’s view, it is likely that the terms of the Proposal continue to represent a significant (although reduced) premium for LGL shareholders.

Grant Samuel has valued LGL in the range A$4.28-4.83 per share. This valuation range reflects recent gold prices in the range US$1,200-1,240 per ounce and an exchange rate of around A$1.00 = US$0.86. The valuation range would change for different gold prices and exchange rates. The key judgement in the valuation of LGL relates to the value of the Lihir Island mine. The valuation takes into account Lihir Island’s status as one of the world’s largest gold deposits, with gold reserves of 28.8 million ounces. It reflects the expected improvements in Lihir Island’s operating performance following the completion of the Million Ounce Processing Upgrade (“MOPU”) project, including increased annual gold production

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and reduced cash operating costs, and the potential for a material expansion of the Lihir Island reserve base. The valuation also takes into account various risks associated with Lihir Island, including geotechnical and other technical risks, and sovereign risks associated with the mine’s location in Papua New Guinea.

On the basis of a comparison of the estimated value of the Consideration (A$4.20-4.32) with the estimated underlying value of LGL (A$4.28-4.83), the Consideration is fair (albeit marginally). There are uncertainties associated with judgements regarding the value of LGL and Newcrest shares. The valuation of gold assets is intrinsically uncertain. Theoretical models for valuing gold assets appear to have lost predictive power, following a de-linking of gold equities and physical gold through the global financial crisis in 2008 and the more recent European sovereign debt crisis. Lihir Island is a unique gold operation and there is uncertainty as to how its very long operating life should be captured in a valuation assessment. Accordingly, conclusions as to fairness based on theoretical valuation analysis should be treated with caution (particularly since the estimated value of the Consideration only just falls within the bottom end of the valuation range for LGL).

However, far more reliable evidence as to value is available. Since LGL’s announcement on 1 April 2010 that it had received and rejected an acquisition proposal from Newcrest, LGL and its advisers have conducted an extensive process to solicit alternative offers for the company. The Merger Implementation Agreement between Newcrest and LGL contained a specific carve out that allowed LGL to engage with potential acquirers (including through the provision of detailed information regarding LGL) up to 8 June 2010. Given LGL’s size, there are only a limited number of credible potential acquirers of LGL. It is reasonable to conclude that all these potential acquirers have been aware of LGL’s process to seek a superior proposal and, if potentially interested, have conducted sufficient due diligence on LGL to allow them to frame alternative proposals. By the time LGL shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

If no superior proposal is forthcoming, there will be good reason for LGL shareholders to vote in favour of the Scheme. On one view, the competitive sale process undertaken by LGL will provide the best possible evidence as to the current underlying value of LGL. On this view, the absence of a superior proposal would confirm that the Consideration reflects full underlying value. This argument has additional weight given the uncertainties inherent in the valuation analysis for LGL and for Newcrest shares. In the context of these uncertainties, market based evidence as to value (as revealed through LGL’s sale process) would generally be preferred and the Consideration would be deemed fair.

Because all market participants (including investors and potential acquirers of LGL) face uncertainty in their valuation judgements regarding LGL, the sale process conducted by LGL and its advisers will not provide incontrovertible evidence as to the underlying value of LGL. In particular, it is likely that any competing proposal will be developed and framed by reference to the LGL share price. There is some risk that the pre-announcement LGL share price did not properly reflect the value of LGL. Accordingly, there is a risk that even a proposal at an apparently attractive premium to the LGL share price might not reflect full underlying value. The logical consequence of this argument would be that LGL shareholders would be better off continuing to hold their LGL shares for the medium term, in expectation of a market re-rating of LGL. However, the argument effectively relies on two instances of market failure — a failure of the public equity markets to properly value LGL shares, and a subsequent failure of the market for corporate control to attribute an appropriate control value to LGL. On balance, Grant Samuel believes that it is reasonable to conclude that the sale process conducted by LGL and its advisers is likely to deliver a value outcome that approaches underlying value and that the Consideration is therefore fair.

The merger of Newcrest and LGL will have a number of other advantages and disadvantages for LGL shareholders. It will provide project diversification (given LGL’s current focus on Lihir Island), although this diversification could also be achieved at an investor level through portfolio allocation. It will provide exposure to Newcrest’s growth projects, particularly at Cadia East and Wafi-Golpu in Papua New Guinea. On the other hand, it will dilute LGL’s status as a pure gold developer, given Newcrest’s significant copper exposure. It will expose LGL shareholders to Newcrest project development risk. In particular, LGL shareholders will be exposed to the risks associated with development of Newcrest’s Cadia East underground mine, which will have capital costs of around A$2 billion and will mine a very

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large, very low grade gold/copper ore body using the block caving mining method. All of these advantages, disadvantages and risks should already be reflected in the Newcrest share price and do not significantly affect the assessment of the Proposal.
The recent LGL share price has closely tracked the Newcrest share price and appears to reflect an expectation that the Proposal will proceed. Shareholders should understand that if the Proposal does not proceed then (absent some alternative proposal) the LGL share price is likely to fall, potentially significantly.
Overall, Grant Samuel has concluded on the basis of merger analysis that the Proposal is fair and in the best interests of LGL shareholders. Evaluation of the Proposal on the basis of takeover analysis requires consideration of both subjective valuation judgements regarding the value of LGL and objective market based evidence (as revealed by LGL’s process to find alternative proposals for the acquisition of LGL). Grant Samuel has concluded having regard to theoretical valuation analysis that the Consideration is fair (although this conclusion is marginal). More importantly, if LGL’s process to seek an alternative offer for the company does not result in a superior proposal, there are strong market based grounds to conclude that the Consideration is the highest value available to LGL shareholders. On this basis, the Consideration represents full underlying value and the Proposal is therefore by definition fair and reasonable.
In Grant Samuel’s view, in the absence of a superior proposal, the Proposal is in the best interests of LGL shareholders.
LGL shareholders should understand that the valuation of LGL, the value of the Consideration and the overall assessment as to whether the Proposal is in their best interests could change, potentially significantly, as a result of changes in the gold price, exchange rates, market conditions, the operational prospects for the assets of Newcrest and LGL or for other reasons. More information in relation to these issues is set out below in this letter and also in the detailed report of which this letter is a summary.
3	Key Conclusions
▪	The Proposal has been assessed on the basis of both merger and takeover analysis.

Grant Samuel has evaluated the Proposal on the basis of both merger and takeover analysis. The combination of Newcrest and LGL through the Proposal has many of the characteristics of a merger:
▪	the proportions of value in the merged Newcrest that will be attributable to Newcrest and LGL shareholders are reasonably even. LGL shareholders will hold approximately 37% of the aggregate value of the merged Newcrest, and will share in approximately 38% of the total value available if the cash component of the Consideration is taken into account;

▪	a group of three institutional shareholders holds around 26% of the shares in LGL and 35% of the shares in Newcrest. There are likely to be further shareholders that hold shares in both companies. Merger analysis is likely to be particularly appropriate for these common shareholders; and

▪	the merged Newcrest will have an open register, with no controlling shareholder or shareholders. Arguably, control will not pass at a shareholder level.
On the other hand, there are factors that suggest that the transaction should be evaluated as a takeover:
▪	control of LGL will clearly pass in the sense of Board and management control;

▪	both Newcrest and LGL have effectively treated the transaction as a takeover, with Newcrest offering a premium and LGL conducting a process to seek a superior proposal; and

▪	while the share register of the merged Newcrest will be open and in that respect there will be no impediment to a takeover offer for the merged Newcrest, as a practical matter, the size of

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the merged Newcrest relative to the other gold majors will significantly reduce the potential for a subsequent takeover offer for the merged Newcrest. The prospects for LGL shareholders of realising a takeover premium through a subsequent transaction are consequently limited. Accordingly it is a relevant consideration for LGL shareholders as to whether they will realise full underlying value (including a full premium for control) through the Proposal.
▪	The combination of Newcrest and LGL will create one of the largest gold companies in the world.

The combination of Newcrest and LGL will be transformational for both companies. The merged Newcrest will be one of the world’s largest gold companies. It will be:
▪	the world’s fourth largest gold company by market capitalisation. It will be marginally smaller than Newmont, with only Barrick and Goldcorp significantly larger; and

▪	the world’s fifth largest gold company in terms of gold reserves and annual gold production.
The merged Newcrest will be one of a group of four clear market leaders in the gold sector. With an expected market capitalisation of around US$24 billion[2], the merged Newcrest will be significantly larger than the gold companies ranking immediately behind it. AngloGold is the next largest gold company with a market capitalisation of approximately US$15 billion.

The following chart illustrates the market capitalisation, reserve base and production levels of the merged Newcrest by comparison with the world’s major gold companies:

Source: Grant Samuel analysis

Note: Production corresponds to the mid-point of each company’s guidance for the 2010 financial year. The size of the bubbles represents market capitalisations as at 13 July 2010 expressed in US$.
The merged Newcrest will have attractive investment characteristics. It will have cash costs of production comparable to those of Barrick, Goldcorp andNewmont (although Goldcorp’s cash costs are expected to fall significantly in the short to medium term as it brings low cost operations into production). It will have a number of long life mines, with reserves sufficient to support expected 2010 production for around 26 years. It will have an attractive production growth profile and the

[2]	Based on share prices and exchange rates at 13 July 2010.

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potential to significantly grow reserves in the short to medium term. Its operations will centre on three of the world’s largest gold mining operations: Lihir Island, Cadia Valley and Telfer:

Source: LGL

Notes:
1.	Barrick owns 50%.

2.	Barrick owns 60% and Goldcorp owns 40%.

3.	Barrick owns 75% and Kinross owns 25%.
The Lihir Island and Cadia Valley operations, in particular, have very long expected lives and could potentially continue to operate for more than 30 years. They should provide the backbone for an enduring, world class gold company.

On the other hand, the merged Newcrest would also be exposed to a range of risks. The Lihir Island operation faces geotechnical, environmental and other operating risks, while Newcrest’s Cadia East and Telfer mines face project development and ongoing operational risks. From an international investor perspective, the merged Newcrest will be exposed to sovereign risk issues, given that almost all its assets will be located in Papua New Guinea, Australia and Indonesia.

▪	Merger analysis suggests that the terms of the Proposal are fair to LGL shareholders.

Merger analysis is based on comparing the relative contributions of LGL and Newcrest shareholders with the shares of the merged Newcrest that they will hold if the Scheme is implemented. The following table shows the proportions of reserves, resources and production that the two groups of shareholders will contribute:

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Relative Contributions

Variable	LGL	Newcrest	LGL Contribution
Gold reserves[3] (Moz)	30.3	42.8	41%
Gold equivalent reserves[4] (Moz)	30.3	68.6	31%
Gold resources[3] (Moz)	52.1	80.0	39%
Gold equivalent resources[4] (Moz)	52.2	158.7	25%
Gold production
- twelve months to 30 June 2009 (000’s oz)	1,166	1,631	42%
- nine months to 31 March 2010 (000’s oz)	732	1,236	37%
Share market values
- pre-announcement (A$ billion)	7.2	15.9	31%
- pro-forma current (A$ billion)	8.4	16.8	33%
LGL shareholder interest in merged Newcrest (shareholding)			37%
LGL shareholder interest in aggregate value (including cash consideration)			38%
The analysis shows that the share of the merged company held by LGL shareholders will be broadly consistent with their contribution of reserves, resources, production and share market values. Based on gold reserves and resources, LGL shareholders are contributing marginally more than their share of the merged company. Based on gold equivalent reserves and resources (which includes the value of Newcrest’s reported copper and silver reserves and resources), LGL shareholders’ contribution is significantly less than their share of the merged company. On this measure the terms of the Proposal appear favourable to LGL shareholders.

Based on share market values immediately before the announcement of the Initial Proposal on 1 April 2010, LGL shareholders are contributing significantly less than their share of the merged company, suggesting that the terms of the Proposal are favourable to LGL shareholders. This is consistent with the significant premium implied by the Consideration based on share prices at the time of the announcement of the Initial Proposal.

Analysis based on contributions of share market value is potentially misleading. Between the announcement of the Initial Proposal and 13 July 2010, Newcrest shares underperformed global gold equities (in US$ terms) by around 10%. LGL shares have traded in line with Newcrest shares (at approximately the ratio implied by the Proposal terms). In the absence of the Proposal, LGL shares would almost certainly have risen, reflecting the rise in the gold price and the fall in the Australian dollar over the period. The pro-forma share market value for Newcrest set out in the table above is based on its share price as at 13 July 2010. The pro-forma share market value for LGL assumes that the LGL share price would have risen in line with global gold equities (by around 12% in US$ terms between 1 April 2010 and 13 July 2010), but for the announcements of the Initial Proposal and Proposal. It is not possible to predict with any accuracy the price at which LGL and Newcrest shares would be trading in the current market place, absent the Proposal. Accordingly, the analysis based on pro-forma current share market values needs to be assessed with caution. However, it suggests that the terms of the Proposal are fair to LGL shareholders.

The analysis does not take into account the net debt position of Newcrest as at 31 December 2009 of A$137 million and LGL’s adjusted net cash of US$394 million. Relative contributions of reserves, resources and production do not take into account any asset quality differentials in terms of production costs, production growth potential or other factors. Nevertheless, in Grant Samuel’s view, the merger analysis suggests that the terms of the Proposal are fair having regard to the interests of LGL shareholders.

[3]	All gold reserve and resource data are based on the reserves and resources most recently reported by LGL and Newcrest

[4]	Gold equivalent reserve and resource data are based on converting copper and silver reserves and resources at a gold price of US$1,220 per ounce, a copper price of US$3.00 per pound and a silver price of US$18.75 per ounce.

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LGL shareholders would also share in any value created through the combination of Newcrest and LGL. Newcrest has estimated that annual synergies of around A$85 million should ultimately be available to the merged company. The value of these synergies would be significant, although not material in the context of the size of the merged Newcrest. In addition, the creation through the Proposal of a gold company much larger than either Newcrest or LGL has the potential to lead to a re-rating of the merged company. The size and asset quality of the merged company and the likely liquidity in the market for its shares should make it attractive for international investors in gold equities. It is reasonable to expect some benefits in terms of a reduced cost of capital for the merged Newcrest, although these benefits are difficult to quantify.
▪	The proposed Resources Super Profits Tax no longer applies to Newcrest.
On 2 May 2010, the Australian Government announced that it intended to levy a new tax, the RSPT, on companies operating in the Australian resources and energy sectors. The effect of the RSPT (broadly put) was that tax at 40% would be levied on project profits to the extent that they exceeded a risk free return on the project investment. Company income tax would be payable in addition to this at the current tax rate of 30% (decreasing to 29% in the 2014 financial year and 28% thereafter), although any RSPT payable would be a deductible expense for income tax purposes. State based mining royalties would be credited against the RSPT.
Following vigorous debate regarding the merits of the RSPT and the replacement of Mr Kevin Rudd as Australian Prime Minister by Ms Julia Gillard, the Australian government announced on 2 July 2010 that it does not intend to proceed with implementation of the RSPT. Instead, it proposes to introduce a Minerals Resources Rent Tax (“MRRT”). The MRRT, which is structurally very different to the proposed RSPT, will only apply to iron ore and coal projects. Accordingly, there will be no impost on Newcrest or Lihir (although Lihir had only a very small exposure to the original RSPT, through its Mount Rawdon operation).
Between the Government’s announcement on 2 July 2010 that it will not proceed with the RSPT and 13 July 2010, Newcrest’s shares have outperformed global gold equities, although this outperformance may in part have reflected a strengthening in the copper price.
▪	Grant Samuel has valued the Consideration in the range A$4.20-4.32 per LGL Share.
Grant Samuel has estimated the value of the Consideration at A$4.20-4.32 per LGL share based on a market value of Newcrest shares of A$33.50-34.50 per share. This range compares to a closing Newcrest share price on 13 July 2010 of A$34.83.
Grant Samuel believes that it is reasonable to adopt this range for the following reasons:
▪	the range of A$33.50-34.50 per Newcrest share reflects recent share market trading in Newcrest shares. It represents the market’s current assessment of the trading value of Newcrest shares and appears to incorporate an expectation that the Proposal will proceed. In other words, the recent Newcrest share price appears to represent a market estimate of the share price for the merged Newcrest. LGL shares have essentially been tracking the Newcrest share price (having regard to the terms of the Proposal) in recent weeks:

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Source: Bloomberg and Grant Samuel analysis
▪	there is a deep and active market for Newcrest shares. Newcrest is followed by many analysts, both in Australia and internationally. It is reasonable to conclude that the Newcrest share price represents the objective consensus view of many market participants on the value of Newcrest shares;

▪	Newcrest’s recent share price represents multiples of reserves, resources and production that are broadly in line with those for the major global gold companies, both for Newcrest on a standalone basis and for Newcrest and LGL on a combined basis;

▪	many brokers have target prices for Newcrest shares well above current levels. However, in many cases these target prices appear not to adjust for the recent fall in copper prices, or the broader underperformance of gold stocks relative to physical gold;

▪	there has been a reasonable volume of trading in Newcrest shares since the announcement of the Proposal; and

▪	analysis of the merged Newcrest is relatively straightforward and there is no reason to believe that market participants are materially mis-pricing the effect of the combination of Newcrest and LGL.
The value of the Consideration will vary with movements in the Newcrest share price. The actual value received by LGL shareholders could therefore ultimately be greater or less than A$4.20-4.32 per LGL share.

▪	While it is likely that the underperformance of Newcrest shares relative to other gold companies has reduced the effective premium provided by the Consideration, the premium remains significant.

Based on the volume weighted average price (“VWAP”) for Newcrest and LGL shares for various periods prior to the announcement on 1 April 2010 that Newcrest had made an acquisition proposal, the Consideration represented the following premium to the LGL pre announcement share price:

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Proposal — Implied Premiums

	LGL	Newcrest
	VWAP	VWAP	VWAP	Consideration Range Premium
Date/Period	(A$)	(A$)	Premium	A$4.20	A$4.32
1 day	3.05	32.93	36%	38%	42%
5 days	3.06	33.37	37%	37%	41%
1 month	3.03	33.55	39%	39%	43%
3 months	2.99	33.41	40%	41%	45%

Source: Bloomberg and Grant Samuel analysis
The value attributed to the Consideration of A$4.20-4.32 implied a premium to LGL’s VWAP before the announcement on 1 April 2010 of Newcrest’s initial takeover proposal in the range 37%-45%, depending on the time frame for measurement of the premium. On this basis, the apparent premium provided by the Consideration is attractive.
However, movements in the gold market since the announcement of Newcrest’s initial takeover proposal mean that premium estimates based on historical share prices are misleading. Between 31 March 2010 and 13 July 2010, the S&P TSX Global Gold Index increased by 12%. By contrast, the Newcrest share price (in US$ terms) increased by only around 2%. This underperformance of approximately 10% means that it is likely that the effective premium has fallen.
Since the announcement of the Initial Proposal, the LGL share price has broadly tracked the Newcrest share price. If LGL shares had instead performed in US$ terms in line with the S&P TSX Global Gold Index in the period ended 13 July 2010, LGL shares would have been trading at around A$3.54. On the basis of Newcrest’s closing share price on 13 July 2010 of A$34.83 the implied value of the Consideration would have been approximately A$4.36, which would represent a premium of around 23%. Some caution must be applied to this analysis, given the assumptions that it involves in relation to LGL’s share price performance in the absence of the Proposal. Having regard to the negative sentiment that appears to have affected Australian stocks generally, it may well be that LGL would not have performed in line with the S&P TSX Global Gold Index. Accordingly, it is not possible to estimate the premium with any precision. In any event, while it is likely that the premium has fallen, in Grant Samuel’s view the premium remains significant.
▪	Grant Samuel has valued LGL in the range A$4.28-4.83 per share.
Grant Samuel has valued LGL in the range US$8.7-9.8 billion, which corresponds to a value of A$4.28-4.83 per share at an exchange rate of A$1.00 = US$0.86. The valuation represents the estimated full underlying value of LGL assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect LGL shares to trade on the ASX in the absence of a takeover offer. The valuation is appropriate only for gold prices in the range US$1,200-1,240 per ounce and would change for different gold prices.

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The valuation is summarised below:
LGL-Valuation Summary5

	Value Range
	US$ Million		A$ Million
	Low	High	Low	High
Lihir Island	7,500	8,500	8,721	9,884
Bonikro and exploration (90% interest)	595	645	692	750
Mount Rawdon	340	390	395	453
Head office costs (net of savings)	(100)	(80)	(116)	(93)
Enterprise Value	8,335	9,455	9,692	10,994
LGL’s adjusted net cash	393	393	457	457
Value of equity	8,728	9,848	10,149	11,451
Shares on issue (millions)			2,369	2,369
Value per share (AS)			4.28	4.83
The valuation reflects evidence as to value from the gold futures methodology, discounted cash flow analysis, comparable company analysis and valuation benchmarks commonly used in the gold sector.
Grant Samuel appointed AMC as technical specialist to review LGL’s gold assets. AMC’s role included a review of reserves and resources, development plans, production schedules, operating costs, capital costs and exploration potential. AMC prepared valuations of LGL’s exploration interests. AMC’s report is attached to Grant Samuel’s report.
Grant Samuel’s financial analysis was based on valuation scenarios prepared in conjunction with AMC, reflecting AMC’s judgements regarding the range of assumptions as to ultimate mining inventory, mine life, capital costs and operating costs that could reasonably be adopted for valuation purposes. The valuation adopted a gold price assumption of US$1,200-1,240 per ounce and an exchange rate of A$1.00 = US$0.86. The financial models for LGL’s mining operations projected US$ cash flows from 1 January 2010 onwards. Present values were estimated using a range of discount rates.
The valuation is based on a number of important assumptions, including assumptions regarding gold prices, exchange rates and future operating performance. Gold prices, exchange rates and expectations regarding future operating performance can change significantly over short periods of time. Such changes can have significant impacts on underlying value.
▪	Assessment of the value of the Lihir Island gold mine is key to the valuation of LGL.
The Lihir Island gold mine accounts for more than 90% of LGL’s reserves and resources and around 80% of LGL’s expected production for 2010. Accordingly, judgements regarding the value of Lihir Island are key to the overall valuation of LGL.
The Lihir Island gold mine is one of the largest in the world. It has been operating since 1997 and has an expected life of more than 30 years. As at 30 June 2009, it had 28.8 million ounces of gold in reserves, making it the world’s fourth largest gold deposit by reserves. LGL expects that the Lihir Island gold mine will produce approximately 835,000 ounces in 2010. LGL is well advanced with the US$838 million MOPU project. In addition, it plans to spend additional capital on new mine fleet and other capital expenditure over the next two years. The completion of the MOPU project, together with Lihir Island’s other capital expenditure, is expected to result in an increase in annual production to 1.0-1.2 million ounces and a reduction in cash operating costs to around US$400 per

[5]	Numbers might not add due to rounding.

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ounce by 2012. AMC’s review of Lihir Island suggests that, based on current measured and indicated resources not yet in reserves and other currently identified mineralisation, there are likely to be substantial further increases in the Lihir Island gold reserves. The reserve expansion may be of the order of 5-10 million ounces.
Grant Samuel’s valuation of Lihir Island takes into account the results of financial analysis for a variety of mine development scenarios and a range of gold prices. The mine development scenarios range from a case that assumes only the production of current reserves to an upside case based on the delineation and exploitation of an additional 10 million ounces of reserves. The valuation also considers the valuation parameters in terms of reserve, resource and production multiples implied by the share market capitalisations of the world’s major gold companies. In addition, Grant Samuel has judgementally considered such factors as:
▪	the geotechnical, environmental and other risks associated with the Lihir Island mine. These are not captured in the cash flows projected for the various mine development scenarios modelled in Grant Samuel’s financial analysis;

▪	the extent to which gold investors (and acquirers of gold companies) are prepared to attribute value to potential production many years in the future (in the case of Lihir Island, it is likely that a significant portion of any expanded reserve base would only be produced 20 to 40 years into the future);

▪	the optionality inherent in very long life mining operations; and

▪	the sovereign risk associated with the mine’s location in Papua New Guinea. While the Lihir Island mining operation is well established and sovereign risk may not be immediately apparent, from the perspective of an international investor in gold companies the mine’s location is likely to make the mine less attractive than if it was located (for example) in North America.
Grant Samuel’s valuation of the Lihir Island gold mine in the range US$7.5-8.5 billion implies the following multiples of reserves, resources and production:
Lihir Island — Implied Valuation Parameters (US$/oz)

	Variable	Implied Multiple
Multiples of	(Moz)	Low	High
Gold resources	48.5	155	175
Gold reserves	28.8	260	295
Gold production 2009	0.85	8,788	9,960
The multiples of reserves and resources implied by the valuation of Lihir Island are modest by comparison with the reserve and resource multiples implied by the share prices of major gold companies (particularly given that the valuation of Lihir Island represents a full underlying value, including a premium for control). On the other hand, the production multiples implied by the valuation are relatively high by comparison with the production multiples for comparable gold companies. This reflects, in part, Lihir Island’s very long expected mine life. Overall, Grant Samuel believes that the multiples implied by its valuation of Lihir Island are reasonable, having regard to the characteristics of the mine and the factors set out above.
▪	The valuation of LGL also reflects an apparent de-rating of gold equities relative to physical gold.
Grant Samuel’s experience in valuing gold companies over many years has indicated a consistent relationship between share market and transaction values for gold companies and the value of physical gold. Market values have consistently reflected the value of mining inventories at spot gold prices, less the present value of all extraction costs (including taxes). However, since the onset of the global financial crisis in 2008, there appears to have been a dislocation between physical gold

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and gold equities. Given that gold equities effectively represent a geared exposure to physical gold, gold equities should outperform physical gold in times of increasing gold prices. From 1 January 2008 to 13 July 2010, the gold price increased by 45%, from US$834 per ounce to US$1,212 per ounce. Over the same time, however, the S&P TSX Global Gold Index increased by only 12%, as depicted below:

Source: Bloomberg and Grant Samuel analysis
While cash margins for the gold majors have improved in recent years, market valuation benchmarks such as market values per ounce of reserves, resources and production have not adjusted on a similar basis. Effectively, there appears to have been a downwards re-rating of major gold stocks relative to physical gold.

Arguably, this would be consistent with the role of gold in the financial system as an investment asset of “last resort”. In periods of heightened global financial stress (as witnessed during the global financial crisis in 2008 and more recently during the European sovereign debt crisis), extremely risk averse investors may have reassessed the extent to which gold equities provide a proxy for physical gold and may have concluded that indirect gold (through equities) is a riskier investment than direct physical gold. The result would have been, in effect, an increase in the cost of capital for gold companies and a fall in their market value relative to gold. Alternatively, the underperformance of gold stocks may reflect an equity market assessment that recent increases in the US$ gold price are not sustainable, such that equities are valued on a lower assumed long term gold price than the current spot price.

The consequence is that theoretical models developed to explain and predict the value of gold companies now appear to have poorer explanatory power (particularly for long life projects) than previously. Traditional DCF analysis has long failed to explain trading and transaction values for gold companies. In these circumstances, judgements regarding value are subject to great uncertainty.

Grant Samuel’s valuation analysis has considered the impact on calculated values of assuming longer term gold prices lower than the current spot price. In addition, Grant Samuel has assessed the impact on value of making more conservative assumptions for Lihir Island regarding ultimate mining inventory. These approaches attempt to mirror the apparent risk aversion reflected in the underperformance of gold equities relative to physical gold. Given the shortcomings of theoretical valuation models, Grant Samuel has had particular regard to relative valuation measures (for example, benchmarks based on values per ounce of gold reserves, resources and production). While somewhat crude, these benchmarks provide extremely useful evidence as to value.

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▪	The valuation of LGL in the range A$4.28-4.83 per share is only appropriate for gold prices in the range US$1,200-1,240 per ounce and an exchange rate of around A$1.00 = US$0.86.
The valuation of LGL and the value estimated for the Consideration are “point in time” estimates of value. Values in the gold sector are not absolutes: rather, they represent relativities to physical gold, currencies and other gold stocks. Grant Samuel’s value estimates are only appropriate for the gold prices and exchange rates applicable at the time of the analysis (gold prices in the range US$1,200-1,240 per ounce and an exchange rate of A$1.00 = US$0.86). Estimated values would change, perhaps significantly, for different assumptions. Although there is not necessarily a direct relationship between exchange rates and the valuation range, Grant Samuel’s analysis suggests (assuming all other assumptions remain constant) that a one cent movement in the exchange rate will affect the valuation of LGL by approximately A$0.05 per LGL share.
▪	LGL has conducted an extensive process to seek alternative proposals. Arguably, the outcome of this process provides better evidence as to the value of LGL than any theoretical valuation.
Since LGL’s announcement on 1 April 2010 that it had received and rejected an acquisition proposal from Newcrest, LGL has conducted a formal process to solicit alternative offers for the company. LGL established a data room with extensive technical and other information and made contact with a number of parties that could potentially have interest in putting forward a competing proposal. The Merger Implementation Agreement between Newcrest and LGL contained a specific carve out that allowed LGL to engage with potential acquirers up to 8 June 2010. Given LGL’s size, there are only a limited number of credible potential acquirers. It is reasonable to conclude that all these potential acquirers have been aware of LGL’s process to seek a superior proposal and, if potentially interested, have conducted sufficient due diligence on LGL to allow the framing of alternative proposals. By the time LGL shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL. (Although a break fee of US$60 million would be payable in the event that LGL preferred an alternative proposal, this amount is not significant in the context of the overall transaction size).
If no superior proposal is forthcoming, there will be good reason for LGL shareholders to vote in favour of the Scheme. On one view, the competitive sale process undertaken by LGL will provide the best possible evidence as to the underlying value of LGL. On this view, the absence of a superior proposal would confirm that the Consideration reflects full underlying value. This argument has considerable weight, given the uncertainties inherent in the valuation analysis for LGL and for Newcrest shares. In the context of these uncertainties, market based evidence as to value (as revealed through LGL’s sale process) would generally be preferred. At a minimum, the absence of any superior proposal would suggest that the Proposal provides consideration close to underlying value.
▪	Absent a superior proposal from a third party, the alternative for LGL shareholders is to continue holding LGL shares in the expectation of a medium term re-rating of the company.
Given that all market participants (including investors and potential acquirers of LGL) face uncertainty in their valuation judgements regarding LGL, the sale process conducted by LGL and its advisers will not provide incontrovertible evidence as to the underlying value of LGL. In particular, it is likely that any competing proposal will be developed and framed by reference to the LGL share price. There is some risk that the pre-announcement LGL share price did not properly reflect the value of LGL. Accordingly, there is a risk that even if LGL received a proposal at an apparently attractive premium to the LGL share price, that proposal might not reflect full underlying value. The logical consequence of this argument would be that LGL shareholders would be better off continuing to hold their LGL shares for the medium term, in expectation of a market re-rating of LGL. However, the argument effectively relies on two instances of market failure — a failure of the public equity markets to properly value LGL shares, and a subsequent failure of the market for corporate control to attribute an appropriate control value to LGL. On balance, Grant Samuel believes that it is reasonable to conclude that the process conducted by LGL and its advisers is likely to deliver a value outcome that at least approaches underlying value.

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▪	It is likely that the LGL share price would fall in the absence of the Proposal.
Since the announcement of the Proposal, the LGL share price has generally tracked the Newcrest share price on a basis consistent with the terms of the Proposal. In Grant Samuel’s view, it is likely that the LGL share price would fall, potentially significantly, if the Proposal does not proceed (absent some comparable other proposal for the acquisition of LGL).
▪	The key risks for LGL shareholders relate to development and operational risks at Newcrest’s major assets (Cadia East and Telfer).
If the Proposal is implemented, LGL shareholders will be exposed to the development and general operational risks associated with, in particular, the Cadia East development and the Telfer mine.
Overall, these issues and risks should be well understood by analysts and investors and should be incorporated in the Newcrest share price. However, LGL shareholders should understand that any extreme manifestation of these risks (such as a failure of the bulk underground mining method proposed for Cadia East) could have a material adverse effect on the Newcrest share price. The extent of this effect could be exacerbated by a market re-assessment of the premium rating that Newcrest shares currently enjoy.
▪	Other benefits and disadvantages of the Proposal are not material.
Other factors that LGL shareholders should consider are:

▪	in the absence of the Proposal or some similar proposal for a change of control of LGL, it is likely that the LGL share price would fall, potentially significantly. Shareholders would be unlikely in the short term to realise the value delivered by the Proposal (assuming the continuation of current market conditions) through selling their LGL shares in the ordinary course of share market trading;

▪	the Proposal provides increased diversification for LGL shareholders in terms of both assets and geographic exposure. On the other hand, LGL shareholders could achieve this diversification through portfolio allocation (buying and selling shares in Newcrest and LGL);

▪	LGL shareholders’ current pure gold exposure will be diluted. Newcrest has a significant exposure to copper, with approximately 23% of its revenue for the year to 30 June 2009 and approximately 38% of gold equivalent reserves attributable to copper; and

▪	with an approximate 37% interest in the merged Newcrest, LGL shareholders will retain some exposure to any potential upside in LGL’s assets.
▪	Overall, Grant Samuel has concluded that the Proposal is in the best interests of LGL shareholders, in the absence of a superior offer.
On the basis of merger analysis, in Grant Samuel’s view, the Proposal is fair to LGL shareholders and in their best interests.
Assessment of the Proposal on the basis of takeover analysis requires consideration of both theoretical valuation analysis and market-based evidence as to value.
While judgements regarding the value of the Consideration are complicated by recent volatility in the gold price and exchange rates, Grant Samuel believes that recent Newcrest share prices are the best basis for estimating the value of the Consideration. Having regard to a comparison of the estimated value of the Consideration of A$4.20-4.32 with the estimated underlying value of LGL of A$4.28-4.83, Grant Samuel has concluded that the Consideration is fair (albeit marginally). This conclusion should be treated with caution as there are uncertainties associated with judgements regarding the value of LGL and of Newcrest shares.

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However, there is objective market-based evidence on which to base a conclusion as to the fairness of the Consideration. Since LGL’s announcement on 1 April 2010 of the Initial Proposal, LGL and its advisers have conducted an extensive process to solicit alternative offers for the company. By the time LGL shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL. In the absence of a superior proposal, there are strong grounds to conclude that the Consideration is the highest value available to LGL shareholders. On this basis, the Consideration represents full underlying value and the Proposal is fair and reasonable.

In Grant Samuel’s view, the Proposal is in the best interests of LGL shareholders, in the absence of a higher offer.
4	Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in LGL. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by LGL in relation to the Scheme.

Voting for or against the Scheme is a matter for individual shareholders, based on their own views as to value and future market conditions and their particular circumstances including risk profile. Shareholders who are in doubt as to the action they should take should consult their own professional adviser.

Similarly, it is a matter for individual shareholders as to whether to continue to hold Newcrest shares received under the Scheme. This is an investment decision independent of a decision on whether to vote in favour of the Scheme, and Grant Samuel offers no advice to LGL shareholders in relation to their decision as to whether to continue holding Newcrest shares received under the Scheme.

The Scheme will be effected pursuant to Part XVI of the Papua New Guinea Companies Act. Although there is no requirement for an independent expert’s report pursuant to the Papua New Guinea Companies Act, the Australian Corporations Act 2001 (“Corporations Act”) or the Australian Securities Exchange (“ASX”) Listing Rules, the directors of LGL have engaged Grant Samuel to prepare an independent expert’s report as if it were required under Section 411 of the Corporations Act. Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.
Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

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11 Independent expert’s report continued	150
Financial Services Guide
and
Independent Expert’s Report
in relation to the Proposal by
Newcrest Mining Limited
Grant Samuel & Associates Pty Limited
(ABN 28 050 036 372)
25 June 2010

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GRANT SAMUEL
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GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: + 61 3 99949 8838
www.grantsamuel.com.au
Financial Services Guide
The Scheme of Arrangement in Lihir Gold Limited (“LGL”) will be effected pursuant to Part XVI of the Papua New Guinea Companies Act. Although there is no requirement for an independent expert’s report pursuant to the Papua New Guinea Companies Act, the Australian Corporations Act 2001 (“Corporations Act”) or the Australian Securities Exchange (“ASX”) Listing Rules, the directors of LGL have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report as if it were required under Section 411 of the Corporations Act.
Grant Samuel holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.
The Corporations Act requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report.
Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.
When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for LGL in relation to the proposal by Newcrest Mining Limited (“Newcrest”) to acquire all of the ordinary shares in LGL via a court approved scheme of arrangement (“the LGL Report”), Grant Samuel will receive a fixed fee of A$1.9 million plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 9.3 of the LGL Report).
No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.
Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Regulatory Guide 112 issued by the Australian Securities & Investments Commission on 30 October 2007. The following information in relation to the independence of Grant Samuel is stated in Section 9.3 of the LGL Report:
“Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with LGL or Newcrest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel advises that it was engaged separately by each of LGL and Newcrest to undertake preparatory work that would form the basis of an independent expert’s report if such a report was required:
▪	Newcrest — August 2005 and December 2009; and

▪	LGL — October 2008.
These engagements did not result in the commissioning of an independent expert’s report and Grant Samuel did not provide either party with views on valuation. The engagements did not affect Grant Samuel’s independence or its ability to prepare an independent expert’s report in relation to the Proposal. The work did not involve Grant Samuel participating in the setting the terms of, or any negotiations leading to, the Proposal.

In addition, Grant Samuel group executives hold parcels of less than 46,000 shares in LGL and 600 shares in Newcrest.

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of A$1,900,000 for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 October 2007.”
Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Ombudsman Service, No. 11929. If you have any concerns regarding the LGL Report, please contact the Compliance Officer in writing at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. If you are not satisfied with how we respond, you may contact the Financial Ombudsman Service at GPO Box 3, Melbourne VIC 3001 or 1300 780 808. This service is provided free of charge.
Grant Samuel holds professional indemnity insurance that satisfies the compensation requirements of the Corporations Act, 2001.
Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.
GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

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Table of Contents

1 Terms of the Proposal	1

2 Scope of the Report	3
2.1 Purpose of the Report	3
2.2 Basis of Evaluation	3
2.3 Sources of the Information	5
2.4 Limitations and Reliance on Information	6

3 Profile of LGL	9
3.1 Overview	9
3.2 Financial Performance	13
3.3 Financial Position	15
3.4 Cash Flow	16
3.5 Group Hedging	17
3.6 Taxation Position	17
3.7 Capital Structure and Ownership	18
3.8 Share Price Performance	19

4 Profile of Newcrest	21
4.1 Background	21
4.2 Financial Performance	26
4.3 Financial Position	28
4.4 Cash Flow	29
4.5 Group Hedging	30
4.6 Taxation Position	30
4.7 Capital Structure and Ownership	30
4.8 Share Price Performance	32

5 Profile of the Merged Newcrest	34
5.1 Overview	34
5.2 Capital Structure and Ownership	37
5.3 Resources, Reserves and Production	38
5.4 Synergies	39
5.5 Pro Forma Financial Position	39

6 Valuation of the Consideration	41
6.1 Summary	41
6.2 Approach	42
6.3 Newcrest and LGL Trading Relativities	43
6.4 Proposed Resources Super Profits Tax	44
6.5 Newcrest’s Share Price Performance	44
6.6 Broker Forecasts	46
6.7 Trading Multiples	48
6.8 Share Trading Volumes	50
6.9 Impact of the Proposal	50

7 Valuation of LGL	51
7.1 Summary	51
7.2 Valuation Approach	52
7.3 Lihir Island	60
7.4 Bonikro	67
7.5 Mount Rawdon	70
7.6 Corporate Costs	72
7.7 Net cash	72

8 Evaluation of the Proposal	73

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8.1 Summary and Conclusion	73
8.2 Approach	75
8.3 Merger Analysis	76
8.4 Premium for Control	77
8.5 Takeover Analysis	79
8.6 Other Advantages, Disadvantages and Risks	80
8.7 Ineligible Foreign Shareholders	81
8.8 Taxation Issues	81
8.9 Shareholder Decision	81

9 Qualifications, Declarations and Consents	83
9.1 Qualifications	83
9.2 Disclaimers	83
9.3 Independence	83
9.4 Declarations	84
9.5 Consents	85
9.6 Other	85

Appendices

1 Profile of LGL Assets
2 Profile of Newcrest Assets
3 Valuation Evidence from Comparable Listed Companies
4 Valuation Concepts for Gold Projects
5 Report by AMC Consultants Pty Ltd

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1	Terms of the Proposal

On 1 April 2010, Lihir Gold Limited (“LGL”) announced that it had rejected a proposal by Newcrest Mining Limited (“Newcrest”) to acquire all the outstanding shares in LGL through a scheme of arrangement. Under the proposed terms, LGL shareholders would receive one Newcrest share for every nine LGL shares held plus A$0.225 cash per LGL share, less any interim dividend declared for the half year ended 30 June 2010 (“Initial Proposal”).

On 4 May 2010, LGL and Newcrest announced that they had entered into a Merger Implementation Agreement whereby Newcrest would acquire all the outstanding shares in LGL (“Proposal”). The Proposal is to be implemented through a scheme of arrangement (“Scheme”) in Papua New Guinea. Under the Proposal, LGL shareholders will receive one Newcrest share for every 8.43 LGL shares held plus A$0.225 cash per LGL share, less any interim dividend declared or paid for the half year ended 30 June 2010 (“Consideration”).

LGL shareholders will have the opportunity to utilise a mix and match facility in relation to the Proposal. LGL shareholders wishing to increase either the cash or ordinary share component of their consideration can elect to do so. However, the maximum share consideration will be 280,988,130 Newcrest shares[1] and the maximum cash consideration will be A$1.0 billion. Where the aggregate elections for either the cash or share consideration exceed the maximum levels, LGL shareholders who have elected a changed consideration will be subject to scale back on a pro-rata basis. Newcrest intends to fund the cash component of the consideration via internal finance sources.

LGL is a pure gold company, incorporated in Papua New Guinea, with its principal listing on the Australian Securities Exchange (“ASX”). LGL is Papua New Guinea’s largest gold producer, through its flagship Lihir Island open cut mine. In addition, LGL operates the Mount Rawdon open cut mine in Queensland, Australia and the Bonikro open cut mine in Côte d’Ivoire, West Africa. The company also holds a suite of exploration tenements, including extensive exploration interests in Côte d’Ivoire. LGL has a 100% stake in all its operations except the Bonikro assets (90%) and the exploration permits in Côte d’Ivoire (98%).

Newcrest is Australia’s largest gold producer and one of the world’s top ten gold mining companies by production, reserves and market capitalisation. Newcrest’s operating assets are: the Cadia Valley operation comprising Cadia Hill and Ridgeway in New South Wales; the Telfer open pit and underground operation in Western Australia; an 82.5% interest in the high grade Gosowong gold operation in Indonesia; a 70% interest in the relatively smaller Cracow gold mine in Queensland and a 50% interest in the Hidden Valley operation in Papua New Guinea. Newcrest also has a pipeline of substantial growth/development projects at Cadia East, Ridgeway Deeps, Gosowong and Wafi-Golpu (50%) in Papua New Guinea. Newcrest has an active exploration program and, including through its joint ventures, is exploring for gold and gold-copper deposits in Australia, Indonesia, Fiji and Papua New Guinea.

The Proposal is conditional on certain conditions precedent being satisfied or waived including:
▪	approval by the requisite majority as determined by the PNG court, but which is likely to be 75% of LGL shareholders, in accordance with Section 250 of the Companies Act 1997 (Papua New Guinea) (“PNG Companies Act”);

▪	the approval of the Scheme in accordance with Section 250 of the PNG Companies Act (subject to any conditions ordered by the Court and approved in writing by the parties);

▪	no order or legislative restraint, whether permanent or temporary, being issued by a Governmental Agency that restricts the implementation of the Proposal; and

▪	no regulated event or material adverse change affecting either party.

[1]	Excludes any shares issued as a result of vesting of LGL executive sharerights.

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LGL and Newcrest have entered into agreements in connection with the Proposal under which LGL has agreed not to solicit competing proposals. However, prior to the exclusivity period (commencing on 8 June 2010), LGL had the right to continue existing discussions with third parties or enter discussions with new third parties (which were not solicited, invited or initiated by LGL) regarding any possible control transaction. LGL has agreed to pay Newcrest a break fee equal to US$60 million plus any applicable GST under certain circumstances, including if there is a competing proposal for LGL, which causes the LGL Board to change, qualify or withdraw its recommendation.

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2	Scope of the Report
2.1	Purpose of the Report

The Scheme will be effected pursuant to Part XVI of the PNG Companies Act. Under Section 250 of the PNG Companies Act, the Scheme must be approved by the requisite majority as determined by the National Court of PNG (“PNG Court”) but which is likely to be 75% of LGL shareholders. The Scheme will also require PNG Court approval. The PNG Companies Act does not specifically require the preparation of an independent expert’s report in relation to a scheme effected under the PNG Companies Act, and Grant Samuel understands that there is no other statutory or listing rule requirement for such a report. However, under Section 250 of the PNG Companies Act, the Court may make an order requiring that a report on the scheme be prepared for the Court by a person specified by the Court and provided to shareholders. Past experience indicates that the Court will require an independent expert’s report.

Accordingly, the directors of LGL have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report. Given there are no guidelines for preparing such a report under the PNG Companies Act, the directors have requested that the report be prepared as if the Scheme were being effected as a scheme under Section 411 of the Corporations Act 2001 (Australia). Part 3 of Schedule 8 prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411 of the Corporations Act. It requires that the expert state in the report whether, in its opinion, the Proposal is in the best interests of LGL shareholders and to state reasons for that opinion. In forming its opinion, Grant Samuel was specifically requested to consider the possible effect on Newcrest of the proposed Resources Super Profits Tax (“RSPT”) announced on 2 May 2010. On 2 July 2010 the Australian Government announced that it no longer intended to implement the RSPT, but would instead introduce a Minerals Resources Rent Tax (“MRRT”). However, this will only apply to iron ore and coal projects and will therefore have no impact on Newcrest. A copy of the report will accompany the Notice of Meeting and Explanatory Memorandum (“the Scheme Booklet”) to be sent to shareholders by LGL.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by LGL in relation to the Proposal.

Voting for or against the Proposal is a matter for individual shareholders based on their views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

Similarly, it is a matter for individual shareholders as to whether to buy, hold or sell shares in LGL, Newcrest or the merged entity. These are investment decisions upon which Grant Samuel does not offer an opinion and are independent of a decision to vote for or against the Proposal. Shareholders should consult their own professional adviser(s) in this regard.
2.2	Basis of Evaluation

Schemes of arrangement pursuant to Section 411 of the Australian Corporations Act 2001 can encompass a wide range of transactions. Accordingly, “in the best interests” must be capable of a broad interpretation to meet the particular circumstances of each transaction. However, there is no legal definition of the expression “in the best interests”.

The Australian Securities & Investments Commission (“ASIC”) has issued Regulatory Guide 111, which establishes guidelines in respect of independent expert’s reports. ASIC Regulatory Guide 111 differentiates between the analysis required for control transactions and other transactions. In

3

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the context of control transactions (whether by takeover bid, by scheme of arrangement, by the issue of securities or by selective capital reduction or buyback), it comments on the meaning of “fair and reasonable” and continues earlier regulatory guidelines that created a distinction between “fair” and “reasonable”. A proposal that, under takeover analysis, was “fair and reasonable” or “not fair but reasonable” would be in the best interests of shareholders. For most other transactions the expert is to weigh up the advantages and disadvantages of the proposal for shareholders. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

The term “fair and reasonable” has no legal definition although over time a commonly accepted interpretation has evolved. In the context of a takeover, an offer is considered fair and reasonable if the price fully reflects the value of a company’s underlying businesses and assets. ASIC Regulatory Guide 111 distinguishes between “fair” and “reasonable”. Fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlement to shares by the offeror is to be ignored. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer such as:
▪	the offeror’s existing shareholding;

▪	other significant shareholdings;

▪	the probability of an alternative offer; and

▪	the liquidity of the market for the target company’s shares.
A takeover offer could be considered “reasonable” if there were valid reasons to accept the offer notwithstanding that it was not “fair”.

Fairness is a more demanding criteria. A “fair” offer will always be “reasonable” but a “reasonable” offer will not necessarily be “fair”. A fair offer is one that reflects the full market value of a company’s businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

The Proposal is economically the same as a takeover offer. Accordingly, Grant Samuel has evaluated the Proposal as a control transaction and considered whether the Proposal is “fair and reasonable”.

Grant Samuel has determined whether the Proposal is fair by comparing the estimated underlying value range of LGL with the Consideration. The Proposal will be fair if the Consideration falls within the estimated underlying value range. In considering whether the Proposal is fair, the factors that have been considered include:
▪	the estimated underlying value of LGL, based on theoretical valuation analysis;

▪	evidence as to the underlying value of LGL based on the process undertaken by LGL and its advisers to seek a superior takeover proposal for LGL; and

▪	the estimated value of the Consideration, based on the price at which Newcrest shares have traded since the announcement of the Proposal.

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GRANT SAMUEL
■     ■     ■
A proposal that, under takeover analysis, was “fair and reasonable” or “not fair but reasonable” would be in the best interests of shareholders.

While the Proposal has the same economic effect as a takeover offer, there are elements of the Proposal that suggest that it can also be viewed as a merger. In particular:
▪	the proportions of value in the merged Newcrest that will be attributable to Newcrest and LGL shareholders are reasonably even. LGL shareholders will hold approximately 37% of the aggregate value of the merged Newcrest, and will share in approximately 38% of the total value available if the cash component of the Consideration is taken into account;

▪	a group of three institutional shareholders holds around 26% of the shares in LGL and 35% of the shares in Newcrest. There are likely to be further shareholders that hold shares in both companies. Merger analysis is likely to be particularly appropriate for these common shareholders; and

▪	the merged Newcrest will have an open register, with no controlling shareholder or shareholders. Arguably, control will not pass at a shareholder level.
Accordingly, Grant Samuel has also assessed the Proposal on the basis of merger analysis. This analysis compares the values contributed to the merged company by LGL and Newcrest shareholders with the relative interests they will hold in the merged Newcrest. For this purpose, the terms of the Proposal are “fair” if the share of the merged Newcrest to be held by LGL shareholders is consistent with or exceeds the share of value contributed by LGL shareholders. The relative value contributions have been assessed on the basis of share market values, reserves, resources and production. For the purposes of the merger analysis the Proposal will be in the best interests of LGL shareholders if its terms are fair and if the other benefits of the Proposal outweigh the disadvantages.

In addition, in assessing whether the Proposal is in the best interests of LGL shareholders, Grant Samuel has considered such factors as:
▪	the extent of the premium offered to LGL shareholders under the Proposal;

▪	the likely impact on the market price of LGL shares if the Proposal did not proceed; and

▪	other advantages and disadvantages for LGL shareholders of approving the Proposal.
2.3	Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information
▪	the Scheme Booklet (including earlier drafts);

▪	annual reports of LGL for the four years ended 31 December 2009 and annual reports of Newcrest for the four years ended 30 June 2009;

▪	the half year announcement of Newcrest for the six months ended 31 December 2009;

▪	quarterly reports for LGL and Newcrest for the two years to 31 March 2010;

▪	press releases, public announcements, media and analyst presentation material and other public filings by LGL and Newcrest including information available on their websites;

▪	broker reports and recent press articles on LGL and Newcrest and the gold industry; and

▪	sharemarket data and related information on Australian and international listed companies engaged in the gold industry and on acquisitions of companies and businesses in this industry.

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GRANT SAMUEL
■     ■     ■
Non Public Information provided by LGL
▪	life of mine plans for Lihir Island, Mount Rawdon and Bonikro;

▪	corporate models for LGL;

▪	studies and technical information relating to LGL’s assets;

▪	management reports and strategy documents; and

▪	other confidential documents, presentations and working papers.
In preparing this report, representatives of Grant Samuel held discussions with, and obtained information from, senior management of LGL and its advisers and senior management of Newcrest. Grant Samuel representatives had previously visited Lihir Island, Mount Rawdon and the Bonikro operations.
2.4	Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances.

This report is also based upon financial and other information provided by LGL and Newcrest and their respective advisers. Grant Samuel has considered and relied upon this information. LGL and Newcrest have represented in writing to Grant Samuel that to their knowledge the information provided by them was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Proposal is in the best interests of LGL shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, “due diligence” of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert. Grant Samuel is not in a position nor is it practicable to undertake its own “due diligence” investigation of the type undertaken by accountants, lawyers or other advisers.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of LGL. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

6

Lihir Gold Limited Scheme Booklet	161
GRANT SAMUEL
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AMC Consultants Pty Ltd (“AMC”) was appointed as technical specialist to review the operations and exploration assets of LGL for Grant Samuel. AMC’s review included a review of the reserves, development plans, production schedules, operating costs, capital costs, potential reserve extensions and exploration activities. AMC also prepared valuations of LGL’s exploration interests. The report prepared by AMC is attached to and forms part of this report.

The information provided to Grant Samuel and AMC included mine development plans, forecasts and feasibility studies for LGL’s key assets. LGL (as appropriate) is responsible for the information contained in the mine development plans, forecasts and feasibility studies (“the forward looking information”). Grant Samuel and AMC have considered and, to the extent deemed appropriate, relied on this information for the purpose of their analysis.

On the basis of the information provided to Grant Samuel and AMC, and the review conducted by Grant Samuel and AMC of such information, Grant Samuel and AMC have concluded that the forward looking information was prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such forward looking information. Grant Samuel and AMC have concluded that the forward looking information does not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. However, the achievability of the forward looking information is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable. Moreover, the forward looking information provided by LGL was not originally generated for, and may not be appropriate in the context of, a valuation of the gold assets of LGL.

Accordingly, AMC conducted a detailed review of the significant assumptions and technical factors underlying the forward looking information provided by LGL to AMC and Grant Samuel. This review included a review of the basis on which resources and reserves have been estimated, a review of likely future operating and capital costs, a review of likely future gold recovery rates, a review of the potential for the conversion of resources to reserves and the potential to mine mineralisation not currently in reserves, a review of environmental factors and such other reviews as AMC deemed appropriate. Having regard to these reviews, AMC made independent judgements regarding the technical assumptions that can reasonably be adopted for the purposes of the valuation of the gold assets of LGL (“technical valuation assumptions”).

As part of its analysis, Grant Samuel has developed cash flow models on the basis of the technical valuation assumptions deemed appropriate by AMC. Grant Samuel has reviewed the sensitivity of cash flow models to changes in key variables. The sensitivity analysis isolates a limited number of assumptions that are inputs to the cash flow model and shows the impact of the expressed variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst case outcomes, the sensitivity analysis does not, and does not purport to, show all the possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:
▪	variations to the assumptions other than those considered in the sensitivity analysis;

▪	greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and

▪	combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.
In forming its opinion, Grant Samuel has also assumed that:
▪	matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;

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GRANT SAMUEL
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▪	the information set out in the Scheme Booklet sent by LGL to its shareholders is complete, accurate and fairly presented in all material respects;

▪	the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;

▪	the Proposal will be implemented in accordance with its terms; and

▪	the legal mechanisms to implement the Proposal are correct and will be effective.
To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

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Lihir Gold Limited Scheme Booklet	163
GRANT SAMUEL
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3	Profile of LGL
3.1	Overview

LGL is a pure gold company, incorporated in Papua New Guinea but with its principal listing on the ASX. The company’s producing assets are its flagship Lihir Island open cut mine in Papua New Guinea, the Mount Rawdon open cut mine in Queensland, Australia, and the Bonikro open cut mine in Côte d’Ivoire, West Africa. The company also holds a suite of exploration tenements, including extensive exploration interests in Côte d’Ivoire. LGL has a 100% stake in all its operations except the Bonikro assets (90%) and the exploration permits in Côte d’Ivoire (98%).

The following map shows the location of LGL’s operations:
Source: LGL

LGL was incorporated in 1995 to acquire the Lihir Island project from a joint venture between Kennecott Explorations Australia Limited, a subsidiary of Rio Tinto plc (“Rio Tinto”), and Niugini Mining Limited (“Niugini”). The acquisition, which was completed in October 1995, and the development of the project were funded through a US$450 million Global Initial Public Offering of ordinary shares and US$327 million of debt finance. Production of gold at Lihir Island commenced in May 1997. The project was managed by a subsidiary of Rio Tinto until the management agreement was terminated in October 2005. The project has been managed by LGL since then.

LGL acquired the Bonikro and Mount Rawdon mines and the Kirkalocka operation (now sold) through the June 2008 acquisition of Equigold NL (“Equigold”).

Shares in LGL were listed on the ASX on 9 October 1995. LGL shares commenced trading on the Port Moresby Stock Exchange on 12 July 1999 and on the Toronto Stock Exchange (“TSX”) on 18 September 2007. American Depositary Shares (“ADS”), each representing 10 ordinary shares in LGL, have been traded on the NASDAQ Stock Market (“NASDAQ”) since March 1996 (“ADR Program”).

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GRANT SAMUEL
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Listed below are some significant events in LGL’s history since its incorporation in 1995:

Date	Event
1997	▪	LGL completed the construction of the processing facilities at Lihir Island ahead of schedule and commenced gold production from oxide ore in May and from sulphide ore in September.

2000	▪	LGL merged with Niugini. About 221 million LGL shares representing approximately 19.3% of the merged company were issued to Niugini shareholders.

2005	▪	In September, LGL undertook a financial restructure and raised approximately US$216 million through a 480,000 ounce gold loan.

	▪	In September, Rio Tinto relinquished its management agreement with LGL. In December, Rio Tinto sold its 14.6% stake in LGL.

2007	▪	On 26 February, LGL completed the acquisition of Ballarat Goldfields NL (“Ballarat Goldfields”) by way of a scheme of arrangement. Under the terms of the proposal, Ballarat Goldfields shareholders received five LGL shares for every 54 Ballarat Goldfields shares. The transaction valued Ballarat Goldfields at approximately US$353 million and a total of 112 million ordinary shares were issued to Ballarat Goldfields shareholders.

	▪	In April and May, LGL completed an Institutional Entitlement Offer and a Retail Entitlement Offer. The A$2.80 per share placement to institutional investors and the one for three Retail Entitlement rights issue at A$2.30 per share raised approximately A$1.2 billion in new funds. These funds were used to close out all hedging and repay the gold loan and other secured debt.

	▪	A three million tonnes per annum flotation circuit was successfully commissioned at Lihir Island, increasing the plant throughput to 6.5 million tonnes per year.

2008	▪	In February, LGL announced it would proceed with the Million Ounce Plant Upgrade (“MOPU”) project, which is expected to lift gold production capacity at Lihir Island to one million ounces per annum. Construction is expected to be completed in late 2011.

	▪	LGL completed the acquisition of Equigold by way of a scheme of arrangement on 26 June. Under the terms of the proposal, each Equigold shareholder was issued 33 ordinary shares in LGL for every 25 Equigold shares. The transaction valued Equigold at approximately US$762 million and resulted in the issue of 280.4 million ordinary shares in LGL.

	▪	LGL was included in the S&P/ASX 50 Index in September.

	▪	LGL’s Bonikro operation in Côte d’Ivoire poured its first gold in October.

2009	▪	The Ballarat operation moved into commercial production in January.

	▪	LGL completed a US$325 million institutional share placement priced at A$3.00 per share in March and a share purchase plan priced at A$2.82 per share to raise approximately A$25 million in April. The proceeds were used to fund the MOPU project at Lihir Island and other growth opportunities.

	▪	On 16 June, LGL announced a reduced production forecast for the Ballarat operation and an after tax impairment charge in the range of US$250-$300 million against the book value of the Ballarat assets. On 21 July, LGL confirmed that it had initiated a process to sell the Ballarat operation.

	▪	On 8 July, LGL announced that it had closed out the gold hedge book acquired through the acquisition of Equigold.

	▪	On 26 August, LGL announced a significant increase in resources, including a 34% increase in resources to 48.5 million ounces at Lihir Island.

	▪	On 29 October, LGL announced its reserves at Lihir Island increased by 7.5 million ounces (or 36%) taking total reserves to 28.8 million ounces at 30 June 2009.

2010	▪	On 5 March, LGL announced that it had entered into an agreement to sell the Ballarat operation to Castlemaine Goldfields Limited for A$4.5 million in cash plus a 2.5% royalty interest. The sale was concluded on 7 May 2010.

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Lihir Gold Limited Scheme Booklet	165
GRANT SAMUEL
■     ■     ■
LGL’s portfolio of operations and development projects is summarised as follows:
LGL – Reserves, Resources and Production2

					Production
					Year ended
	LGL		Resources	Reserves	31 Dec 2009
Asset/Project	Interest	Location	(Moz)	(Moz)	(000’s oz)
Operating Assets
Lihir Island	100%	Papua New Guinea	48.5	28.8	853
Mount Rawdon	100%	Australia	1.3	0.8	108
Bonikro	90%	Côte d’Ivoire	1.1	0.7	135
Total Operating Assets			51.0	30.3	1,096 [3]
Exploration
Hiré Permit	98%	Côte d’Ivoire	0.9	—	—
Bonikro Exploitation Permit Extension application	90%	Côte d’Ivoire	0.2	—	—
Total Exploration			1.1	—	—
Total Assets			52.1	30.3	1,096
Source: LGL
LGL has grown its gold resources and reserves in recent years, notwithstanding depletion from production. The following charts show the key contributors to the increase in resources and reserves between 31 December 2004 and the latest resources and reserves information available. The addition of 7.8 million ounces at the Link Zone on Lihir Island following successful drilling and changes in modelling assumptions accounts for approximately half of the increase in resources and resulted in a substantial increase in reserves:
Source: LGL and Grant Samuel analysis

[2]	Reserves, resources and production estimates represent LGL’s share. Numbers might not add due to rounding. Resources and reserves are as at 30 June 2009 for Lihir Island, 1 January 2010 for Mount Rawdon and 31 March 2010 for Bonikro. Resources are as reported in August 2009 for the exploration tenements in Côte d’Ivoire.

[3]	Production does not include the 12,565 ounces contribution from Ballarat during calendar year 2009.

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GRANT SAMUEL
■     ■     ■
Source: LGL and Grant Samuel analysis
LGL grew its production by approximately 90% in the four years to 31 December 2009, driven by a 257,000 ounce increase at Lihir Island, the acquisition of the Mount Rawdon and Bonikro mines and the successful ramp up of the Bonikro operations. LGL has increased its initial production guidance for the year ending 31 December 2010 to 1.0-1.1 million ounces of gold. Cash costs are expected to be below US$450 per ounce, compared to US$397 per ounce in 2009:
Source: LGL
Note: Bonikro numbers represent 100% of production. 2008 production from Mount Rawdon represents the production attributable to LGL.

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Lihir Gold Limited Scheme Booklet	167
GRANT SAMUEL
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3.2	Financial Performance

The operating and financial performance of LGL for the four years to 31 December 2009 is summarised below:
LGL — Financial Performance (US$ million)4

	Year ended 31 December
	2006	2007	2008[5]	2009[6]
Gold sold (000’s oz)	643	708	861	1,115
Average realised price (US$/oz)[7]	510	666	850	956
Gold produced (000’soz)	651	701	871	1,111
Total cash costs (US$/oz)[8]	297	301	400	397
Gold and silver revenue[9]	384.4	493.1	744.1	1,086.2
EBITDA[10]	185.3	231.9	346.7	578.5
Depreciation and amortisation (excluding goodwill)	(37.3)	(50.4)	(98.2)	(184.4)
Other non-cash items (deferred mining costs and change in inventories)	8.0	14.4	17.9	18.8
EBIT[11]	156.2	195.9	266.4	412.9
Net interest and foreign exchange income / (expense)	(2.0)	(2.8)	6.8	3.7
Net cash hedging gains / (losses)	(61.2)	(21.4)	(9.9)	(7.7)
Net non-cash hedging gains / (losses)	(17.1)	(75.8)	(65.6)	(111.0)
Loss on settlement of gold loan	—	(117.9)	—	—
Other non-recurring items	—	(13.8)	(31.0)	(14.6)
Profit before tax	75.9	(35.8)	166.7	283.3
Income tax benefit / (expense)	(21.0)	11.7	(56.6)	(104.6)
Net profit after tax from continuing operations	54.9	(24.1)	110.1	178.7
(Loss) / profit from discontinued operations (net of tax)	—	—	0.7	(412.9)
Net profit for the period	54.9	(24.1)	110.8	(234.2)
Minority interest	—	—	(0.2)	(0.2)
Net profit after tax attributable to LGL shareholders	54.9	(24.1)	111.0	(234.0)
Statistics
Basic earnings per share	4.2	(1.4)	5.6	7.5 [12]
Diluted earnings per share	4.2	(1.4)	5.6	7.4 [12]
Dividends per share (cents per share)	—	—	—	1.5
Total sales revenue growth (%)	n.a.	28	51	46
EBITDA growth (%)	n.a.	25	50	67
EBIT growth (%)	n.a.	25	36	55
EBITDA margin (%)	48	47	47	53
EBIT margin (%)	41	40	36	38
Source: LGL

[4]	The financial statements were prepared in accordance with the Australian equivalent to International Financial Reporting Standards (“AIFRS”). Numbers may not add due to rounding.

[5]	Restated to reflect the reclassification of the Ballarat operation from continuing operations to discontinued operations and the finalisation of accounting adjustments related to the Equigold business combination.

[6]	Production and financial performance from continuing operations do not include the contribution from the Ballarat operation. The financial performance related to the Ballarat operation has been separately reported under profit/ (loss) from discontinued operations.

[7]	Includes deliveries into hedges.

[8]	Refers to cash costs after deferral of excess stripping and stockpile costs.

[9]	Sales revenue excludes the impact of any hedging adjustments.

[10]	EBITDA is earnings before net interest, tax, depreciation and amortisation, investment income, and significant and non-recurring items.

[11]	EBIT is earnings before net interest, tax, investment income, and significant and non-recurring items.

[12]	Represents earnings from continuing operations.

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11 Independent expert’s report continued	168
GRANT SAMUEL
■     ■     ■
In analysing LGL’s recent financial performance the following should be noted:
▪	a process to sell the Ballarat operations commenced in July 2009. The reported sales, EBITDA and EBIT for 2008 and 2009 exclude the contribution from the Ballarat operations. For these periods, the contribution from the Ballarat operation is classified as (Loss) / profit after tax from discontinued operations. However, the contribution of the Ballarat operation to the 2007 sales and financial performance is reported as part of the continuing operations;

▪	the year ended 31 December 2006 was the first full year in which the Lihir Island operations were internally managed by LGL. Gold production, solely from the Lihir Island operations, increased by 9% year on year to approximately 651,000 ounces. The strengthening of the gold price, partially offset by higher hedging losses, resulted in a realised gold price of US$510 per ounce;

▪	LGL acquired the Ballarat operations in February 2007. Record gold production, further strengthening in the gold price and flat unit cash costs at Lihir Island resulted in a 28% increase in revenue and a 25% increase in EBITDA for the year to 31 December 2007. However, hedging losses and losses related to the settlement of a gold loan crystallised a pre-tax loss of US$211 million. As a result, LGL reported a net loss for the year;

▪	LGL acquired Equigold in June 2008. The reported sales and financial performance of LGL includes approximately six months contribution from Equigold’s Mount Rawdon and Bonikro operations and very limited production from Kirkalocka. Gold production increased by about 26% to 882,000 ounces as a result of increases at Lihir Island and the Ballarat operation and the contribution of the Equigold assets. The average realised gold price increased substantially to US$850 per ounce as a result of the strengthening gold price and the reduction in hedging losses. Although the total unit cash costs increased due to cost pressures, EBITDA was approximately 48% higher than for the year ended 31 December 2007. Hedging losses relate to the LGL hedge book closed out in 2007 (there was no cash effect in 2008) and the net effect, after fair value adjustments, of delivering into the acquired Equigold hedge book; and

▪	for the year ended 31 December 2009, LGL reported record gold production and sales with full year contributions from Bonikro and Mount Rawdon and record production at Lihir Island. The average realised gold price increased by 12% to US$956 per ounce. The combination of increased gold sales, higher realised prices and slightly lower unit cash costs resulted in a 67% increase in EBITDA relative to the previous year. The loss from discontinued operations relates to LGL’s decision to divest the Ballarat operation and an associated A$409 million after tax impairment charge. As a result of the write-down, LGL reported a net loss for the year.

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Lihir Gold Limited Scheme Booklet	169
GRANT SAMUEL
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3.3	Financial Position

The financial position of LGL as at 31 December 2008 and 31 December 2009 is summarised below:

	As at 31 December
	2008	2009
Receivables	21.4	15.2
Inventories	394.0	495.8
Payables	(102.1)	(111.4)
Net working capital	313.3	399.6
Property, plant and equipment	2,104.0	1,888.8
Deferred mining costs	257.0	299.5
Intangible assets	419.3	352.0
Other net assets / (liabilities)	(222.0)	(123.8)
Total funds employed	2,871.6	2,816.1
Cash and cash equivalents	64.7	473.5
Total debt	(0.5)	(50.9)
Net cash / (borrowings)	64.2	422.6
Minority interests	(31.9)	(31.7)
Net assets attributable to LGL shareholders	2,903.9	3,207.0
Statistics
Shares on issue at period end (million)	2,787	2,368
Net assets per share (US$)	1.33	1.35
NTA[14] per share (US$)	1,14	1,21
Source: LGL
The reduction in property, plant and equipment and intangible assets as at 31 December 2009 relates primarily to the impairment of the Ballarat assets. However, the equity issue of US$340.9 million (net of transaction costs) completed in 2009 resulted in an increase in net assets.

[13]	Numbers may not add due to rounding.

[14]	NTA is net tangible assets, which is calculated as net assets less intangible assets.

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11 Independent expert’s report continued	170
GRANT SAMUEL
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3.4	Cash Flow

LGL’s cash flows for the four years ended 31 December 2009 are summarised below:
LGL — Cash Flows (US$ million)15

	Year ended 31 December
US$ million	2006	2007	2008	2009
EBITDA	185.3	231.9	346.7	578.5
Changes in working capital and other adjustments	(124.7)	(125.4)	(138.7)	(127.6)
Capital expenditure (net)	(170.7)	(206.7)	(277.8)	(368.8)
Operating cash flow	(110.1)	(100.2)	(69.8)	82.1
Tax received / (paid)	—	—	4.6	—
Net interest received / (paid)	(1.9)	1.7	0.4	(0.6)
Hedge book proceeds / (payments)	—	(701.9)	—	(37.9)
Investments (net of cash)	(34.0)	18.4	(43.4)	(6.5)
Net proceeds from share issues / (buyback)	(0.4)	976.1	(0.9)	340.9
Net proceeds / (repayments) of borrowings	65.6	(65.8)	(0.4)	49.9
Dividends received / (paid)	—	—	—	(35.5)
Other	—	—	—	4.5
Net cash generated (used)	(80.8)	128.3	(109.5)	396.9
Net cash / (borrowings) — opening	127.8	47.0	174.2	64.7
Effects of exchange rate on cash held	—	(1.1)	—	11.9
Net cash / (borrowings) — closing	47.0	174.2	64.7	473.5
Source: LGL
For the 2006 to 2008 years, cash earnings were more than offset by capital expenditure. Major items of capital expenditure included:
▪	during the 12 months ended 31 December 2007, capital expenditure included approximately US$157 million spent at Lihir Island, primarily on the geothermal power station and flotation circuit;

▪	during the year ended 31 December 2008, capital expenditure included approximately US$141 million spent on sustaining capital and MOPU project at Lihir Island and US$27 million at Bonikro. LGL also spent US$108 million on operating infrastructure and development at the Ballarat operations; and

▪	during the 12 months ended 31 December 2009, approximately US$279 million was spent on the Lihir Island operations, including US$151 million on the MOPU project and the interim power station. About US$49 million was spent on the Bonikro operations and US$35 million on Ballarat infrastructure and development.
In April 2007, the company undertook a US$1.0 billion capital raising to close out LGL’s gold hedge book, repay the gold loan and retire all of LGL’s secured debt. LGL raised a further US$341 million (net of transaction costs) in March 2009, by way of an institutional share placement and share purchase plan. LGL also established a US$50 million debt facility that was fully drawn down during the year.

LGL recommenced paying dividends in 2009. An interim dividend of US$1.5 cents per share (totalling approximately US$35.5 million) was paid during 2009. On 18 February 2010, LGL announced a final dividend of US$1.5 cents per share paid on 31 March 2010.

[15]	Numbers may not add due to rounding.

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3.5	Group Hedging

LGL completed the close out of its gold hedge book in June 2009. However, hedge accounting requires that the profit and losses on those hedge contracts are brought to account at the original designated dates. Accordingly, LGL will report the non-cash impact of these closed hedge contracts in future periods. A schedule of the non-cash hedging losses to be booked by LGL in future periods is summarised below:
LGL — Non-cash Hedging Losses Schedule (US$ million)

	Gross Pre-Tax		Net Post-Tax
	Non-Cash Hedging		Non-Cash Hedging
Year ending 31 December	Loss	Tax Effect	Loss
2010	88.8	(26.2)	62.6
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2
Total	144.8	(42.9)	101.9
LGL hedges against some of its exposure to movements in the price of diesel fuel and heavy fuel oil. The mark to market value of these hedges as at 28 May 2010 was negative US$0.4 million. LGL also hedges against some of its currency risk. The mark to market value of the foreign exchange hedge book was negative US$2.7 million as at 28 May 2010.

LGL has a number of Carbon Emission Reduction certificates applications that are pending approval. The value of these certificates under application as at 28 May 2010 was estimated by LGL at US$6.6 million.
3.6	Taxation Position

The wholly-owned Australian entities of LGL have elected to be taxed as a single entity. The Papua New Guinea entities and the Côte d’Ivoire entities are taxed separately.

As at 31 December 2009, LGL had carried forward income tax losses of US$187.0 million in Papua New Guinea. LGL expects that these losses will be fully utilised during the 2010 calendar year.

As at 31 December 2009, LGL had carried forward income tax losses of A$227.8 million and carried forward capital losses of A$29.8 million in Australia. In addition, LGL expects to crystallise income tax losses of A$279.5 million and capital tax losses of A$310.1 million following the sale of the Ballarat assets. LGL estimates that approximately A$390 million of the revenue losses could be used to offset profit from the Mount Rawdon operations.

In Côte d’Ivoire, LGL has been granted a five year tax holiday in relation to its Bonikro operations. The tax holiday expires on 31 December 2013. LGL assumes that the tax holiday will also apply to any activities conducted at Hiré, although this is yet to be confirmed by the Government of Côte d’Ivoire. LGL had no tax losses in Côte d’lvoire as at 31 December 2009.

At 31 December 2009, LGL had accumulated Australian franking credits of A$22.8 million. These franking credits cannot be passed on to frank dividends to LGL shareholders but may be used to reduce Australian dividend withholding tax to nil on dividends paid by the Australian controlled entities to the PNG parent entity.

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3.7	Capital Structure and Ownership
3.7.1	Capital Structure

As at 10 June 2010, LGL had 2,368,729,935 ordinary shares on issue. These include 256,350,210 shares held through LGL’s ADR Program on NASDAQ and 342,044 fully paid ordinary shares classified as restricted executive shares. The restricted executive shares are not transferrable and require defined service periods to be met. The restricted executive shares however carry voting rights and are entitled to dividends.

In early 2010, LGL redeemed all 161,527,405 class B shares held by Niugini, a wholly-owned subsidiary of the LGL. The unlisted class B shares were redeemed for a payment of approximately US$6,150.

As at the date of this report, there were approximately 7.1 million share rights on issue to executives participating in the Lihir Executive Share Plan (“LESP”) and to employees participating in the Lihir Employee Share Ownership Plan (“LESOP”). Each share right represents a right to acquire an ordinary share in LGL for no consideration on satisfaction of various performance conditions over a three year performance period.

3.7.2	Ownership

At 24 May 2010 there were 49,786 registered ordinary shareholders, including 92 registered ADR holders, in LGL. Approximately 50% of LGL shares are held by foreign institutions and another 20% by Australian institutions. Shareholders based in North America, Australia and the United Kingdom account for respectively one third, 30% and 20% of shares on issue.

LGL has received notices from the following substantial shareholders:
LGL — Substantial Shareholders

Shareholder	Date of Notice	Number of Shares	Percentage
BlackRock Investment Management	27 May 2010	262,344,786	11.07
FMR LLC and FIL	25 May 2010	213,276,728	9.00
Commonwealth Bank of Australia	28 May 2010	147,918,171	6.24
Source: LGL
The Papua New Guinea Government acquired a 30% interest in the Lihir Island project in March 1995. At the time of the Global Offering in October 1995, the Papua New Guinea Government swapped its direct interest in the project for approximately 154 million shares in LGL, equating to 17% of the company. It transferred half of these shares to Mineral Resources Lihir Limited, now MRL Capital Limited (“MRL”), which was established as a trustee for the people of Lihir, and subsequently sold its remaining interest on the open market. Since then, MRL’s interest in LGL has reduced through a series of equity sales and dilution due to capital raisings. As at 26 May 2010, MRL held a 0.2% equity interest in LGL.

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3.8	Share Price Performance

A summary of the share price and trading history of LGL since 1 January 2005 is set out below:
LGL — Share Price History

				Average
				Weekly	Average
	Share Price (A$)			Volume	Weekly
	High	Low	Close	(000’s)	Transactions
Year ended 31 December
2005	2.19	0.91	2.01	72,110	2,584
2006	3.35	1.82	2.87	72,261	5,369
2007	4.45	2.57	3.61	71,423	6,783
2008	4.39	1.52	3.01	86,831	12,061
2009	3.77	2.41	3.28	100,791	14,115
Quarter ended
31 March 2010	3.50	2.57	3.03	119,260	14,069
30 June 2010	4.48	3.65	4.31	208,730	16,393
Week ended
4 June 2010	4.04	3.92	4.02	91,514	11,283
11 June 2010	4.22	3.98	4.22	88,678	11,861
18 June 2010	4.38	4.15	4.35	53,886	11,605
25 June 2010	4.47	4.28	4.44	99,382	16,544
2 July 2010	4.48	4.17	4.20	60,616	13,040
9 July 2010	4.25	4.11	4.23	37,679	9,593
Source: IRESS
The following graph shows the weekly closing share price and trading volumes for LGL since 1 January 2005:
Source: IRESS

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Since January 2005, LGL ordinary shares have traded in a broad range, reaching a low of A$0.91 on 18 April 2005 and a high of A$4.45 on 29 October 2007. After trending upwards until mid 2007, the LGL share price has been volatile.

The trading in LGL’s ordinary shares has been reasonably liquid with the average weekly volume over the twelve months prior to the announcement of the initial approach by Newcrest representing approximately 5% of the outstanding shares.

LGL is a constituent of a number of indices. LGL was added to the S&P/ASX 50 Index on 19 September 2008 and had a weight of approximately 1.2% as at 13 July 2010. LGL is also a member of the S&P/ASX All Ordinaries Gold Index and had a weight of approximately 25.4% on 13 July 2010.

The following graph illustrates the performance of LGL shares since 1 January 2005 relative to the S&P/ASX All Ordinaries Gold Index and the spot gold price expressed in Australian dollars:
Source: IRESS, Bloomberg
The chart shows that the LGL share price has broadly mirrored movements in the spot gold price, although the LGL share price has been more volatile. LGL shares have outperformed the S&P/All Ordinaries Gold Index over the period, reflecting the improvement in LGL’s underlying performance.

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4	Profile of Newcrest
4.1	Background

Newcrest is Australia’s largest gold producer and one of the world’s top ten gold mining companies by production, reserves and market capitalisation. Newcrest is listed on the ASX and its shares are also traded in the form of American Depositary Receipts in the United States. As at 13 July 2010, Newcrest had a market capitalisation of approximately A$16.8 billion.

Newcrest’s core assets are the wholly-owned gold-copper Cadia Valley operations in New South Wales, the wholly-owned gold-copper Telfer operations in Western Australia and an 82.5% interest in the Gosowong gold operation in Indonesia, held through the PT Nusa Halmahera Minerals Joint Venture. Newcrest also holds 100% of the O’Callaghans tungsten deposit in the Telfer province, a 70% interest in the Cracow gold mine in Queensland, a 50% interest in the Morobe Joint Venture in Papua New Guinea and a 69.94% interest in the Namosi Joint Venture in Fiji. Cadia Valley, Telfer and Gosowong together contributed in excess of 95% of the company’s gold production in the year ended 30 June 2009, with Cracow and Hidden Valley (owned by the Morobe joint venture) accounting for the balance.

The location of Newcrest’s operations is set out on the map below:
Source: Newcrest
Newcrest was formed in 1990 through the merger of Newmont Australia Limited and BHP Gold Limited. At the time of the merger, the asset portfolio included a 100% interest in Telfer, a 20% interest in Boddington and stakes in a number of other mines and projects that were subsequently sold or abandoned. The company discovered the first mineable deposit at Cadia Valley in 1992, the Gosowong deposit in 1995 and the Cracow deposit in 1999. Newcrest later secured its interest in the Morobe and Namosi assets by entering into joint venture agreements.

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Listed below are some key events in Newcrest’s recent history:

Date	Event
Aug 1998	Commencement of operations at Cadia Hill in Cadia Valley

Jul 2000	Telfer mine put on care and maintenance pending a re-evaluation of the operation

Aug 2001	Completion of a share placement raising A$138 million at A$4.10 per share

Nov 2001	Boddington mine put on care and maintenance

Apr 2002	Commencement of operations at Ridgeway in Cadia Valley

Sep 2002	Completion of a share placement raising A$216 million at A$6.80 per share

Jun 2003	Recommencement of the open pit operations at Telfer

Mar 2004	Inclusion in the S&P/ASX 50 Index

Nov 2004	Commencement of operations at Cracow

Feb 2005	Commencement of operations at Gosowong

May 2005	Private placement of long term senior unsecured notes to raise US$350 million in North America

Mar 2006	Commencement of the underground operations at Telfer

Mar 2006	Completion of the sale of Newcrest’s 22.2% interest in the Boddington Joint Venture to Newmont Mining Corporation (“Newmont”) for A$225 million

Nov 2006	Announcement of the partial restructure of Newcrest’s gold hedge book by deferring 1.6 million ounces of existing gold hedges to later years

Jun 2007	Board approval of the development of the Ridgeway Deeps project in Cadia Valley

Sep 2007	A$2.0 billion equity raising via a 7 for 20 accelerated renounceable entitlement offer to Newcrest shareholders at a price of A$17.40 per share. Funds used to close out the gold hedge book, repay a gold loan and the USD bilateral loan facilities and purchase gold put options

Dec 2007	Execution of a joint venture agreement with Nittetsu Mining Co. Ltd and Mitsubishi Materials Corporation to explore for copper-gold in the Namosi region of Fiji. Newcrest secured a 69.94% interest in the joint venture for total consideration of A$21.5 million

May 2008	Execution of a joint venture agreement with Harmony Gold Mining Company Ltd (“Harmony”) to earn a 50% interest in Harmony’s Morobe gold assets in Papua New Guinea. The joint venture was established in August 2008 and the total consideration paid by Newcrest was US$532 million

Sep 2008	Inclusion in the S&P/ASX 20 Index

Feb 2009	Institutional share placement and share purchase plan to raise approximately A$800 million at A$27.00 per share. Funds used to reduce Newcrest’s gearing levels and accelerate capital projects

Jun 2009	First gold pour at Hidden Valley in PNG

Jan 2010	Planning approval received for the Cadia East project in Cadia Valley

Apr 2010	Board approval for the development of the Cadia East project in Cadia Valley
Source: Newcrest

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Newcrest’s portfolio of gold and copper-gold assets is summarised as follows:
Newcrest Operations and Development Projects16

									Year ended
	As at 30 June 2009								30 June 2009
	Mineral Resources				Ore Reserves				Production
	Gold	Copper	Silver		Gold	Copper	Silver		Gold	Copper
Asset	(Moz)	(Mt)	(Moz)		(Moz)	(Mt)	(Moz)		(000’s oz)	(000’s t)
Cadia Province (100%)	44.0	8.0	—	[17]	24.0	3.7	—	[17]	532	57.0
Telfer Province (100%)	19.6	0.9	—	[17]	14.1	0.5	—	[17]	629	32.9
Gosowong (82.5%)	2.8	—	2.2		2.4	—	1.6		400	—
Cracow (70%)	0.6	—	0.4		0.2	—	0.1		69	—
Morobe JV (50%)	7.8	0.9	42.0		2.1	0.4	22.6		0	—
Namosi JV (69.94%)	4.0	3.8	—		—	—	—		—	—
Marsden (100%)	1.2	0.7	—		—	—	—		—	—
Total	80.0	14.4	44.6		42.8	4.7	24.3		1,631	89.9
Source: Newcrest
Newcrest’s main development projects are Cadia East Underground and Ridgeway Deeps in Cadia Valley and the Gosowong expansion. In addition, Newcrest believes that the Wafi-Golpu project in Papua New Guinea has the potential to make a major contribution to its gold and copper production, although the project is not yet approved for development. Further growth is expected from near mine exploration at the existing operations and from various development and exploration projects owned by the Morobe and Namosi Joint Ventures. As at 30 June 2009, more than half of Newcrest’s gold resources were defined at the company’s development projects and advanced exploration opportunities.

Newcrest has successfully grown its gold endowment in recent years, notwithstanding depletion from production. The following charts show the key contributors to the increase in resources and reserves between 30 June 2005 and 30 June 2009. It should be noted that changes in assumptions on metal prices, cut-off grades and mine design also contributed to the overall increase in Newcrest’s Mineral Resources and Ore Reserves:

[16]	Equity share except for Gosowong (100%).

[17]	Silver is recovered as a by-product at the Cadia Valley and Telfer operations. Newcrest has not reported silver in the Annual Ore Reserves and Mineral Resources statement for Cadia and Telfer.

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Source: Newcrest and Grant Samuel analysis
Source: Newcrest and Grant Samuel analysis
Newcrest grew its production by approximately 40% in the four years to 30 June 2009, mainly as a result of the commencement of operations at Telfer and Gosowong. A fall in production at Cadia Valley due to lower than expected grade and recoveries was the main contributor to the group’s production decline in 2009. Newcrest has revised its production guidance to 1.76-1.83 million ounces of gold for the year ending 30 June 2010, but expects that production will be at the lower end of the range. Operating costs are expected to be lower than in 2009. Telfer, Gosowong and the ramp up of production at Hidden Valley should contribute most of the increase forecast for the 2010 financial year:

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Source: Newcrest
Note: Gosowong numbers represent 100% of production

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4.2	Financial Performance

The financial performance of Newcrest for the three years ended 30 June 2009 and the six months ended 31 December 2009 is summarised below:
Newcrest – Financial Performance (A$ millions)18

				Half year
	Year ended 30 June			ended
	2007	2008	2009	31 Dec 2009
Gold sold (000’ s ounces)	1,627	1,765	1,637	767
Gold — Average spot price (A$/oz)	812	917	1,169	1,170
Copper sold (tonnes)	88,437	83,843	93,077	42,258
Copper — Average spot price (A$/lb)	4.03	3.90	2.89	3.16
Cash costs (A$/oz Gold)[19]	280	261	468	369
Sales revenue at spot prices	2,126.5	2,363.1	2,530.8	1,187.5
EBITDA	920.8	1,046.4	1,098.9	512.8
Depreciation and amortisation	(224.4)	(278.6)	(266.8)	(136.1)
Other non-cash items (Deferred mining costs and Change in inventories)	93.7	4.2	(59.5)	37.3
EBIT	790.1	772.0	772.6	414.0
Net interest expense	(79.9)	(24.5)	(27.2)	(10.6)
Gain / (loss) on delivered hedges	(436.5)	(33.8)	—	—
Underlying profit before tax	273.7	713.7	745.4	403.4
Income tax expense on underlying profit	(61.5)	(190.7)	(228.3)	(120.4)
Underlying profit after tax	212.2	523.0	517.1	283.0
Gain / (loss) on restructure and close out of hedges and gold loans — net of tax	(122.4)	(386.9)	(264.0)	(97.0)
Foreign exchange gain / (loss) on US$ borrowings -net of tax	3.2	27.3	29.0	6.6
Profit after tax	93.0	163.4	282.1	192.6
Outside equity interests	21.0	29.1	34.0	16.4
Profit after tax attributable to Newcrest shareholders	72.0	134.3	248.1	176.2
Financial statistics
Basic earnings (underlying profit) per share	51.6	113.2	103.2	55.1
Diluted earnings (underlying profit) per share	51.4	112.9	103.0	55.0
Dividends per share	5.0	10.0	15.0	5.0
Total sales revenue growth (%)	n.a.	11.1	7.1	n.m.
EBITDA growth (%)	n.a.	13.6	5.0	n.m.
EBIT growth (%)	n.a.	(2.3)	0.1	n.m.
EBITDA margin (%)	43.3	44.3	43.4	43.2
EBIT margin (%)	37.2	32.7	30.5	34.9
Source: Newcrest and Grant Samuel analysis
In analysing Newcrest’s recent financial performance, the following should be noted:
▪	of the entities it does not own outright, the PT Nusa Halmahera Minerals joint venture is the only controlled entity that Newcrest consolidates in its accounts. The minority interest

[18]	Newcrest’s financial accounts have been prepared in accordance with AIFRS.

[19]	After stripping and ore inventory adjustments and by-product credits.

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reported in the statements of financial performance and financial position therefore relates solely to the 17.5% Newcrest does not own in the joint venture;
▪	gold production increased in the 2007 financial year as falls in production at Cadia and Telfer were more than compensated by the ramp-up of production at Gosowong. The average gold spot price was higher than in the previous year. Copper production was down because of the lower performance at both Telfer and Cadia, but average copper spot prices were higher than in the previous corresponding period. The ramp up of production at Telfer and the increase in unit input costs resulted in higher costs. Net profit also reflected losses on the delivery of production into gold and copper hedges and the restructuring costs of the gold hedges, which were mainly non-cash adjustments;

▪	the increase in revenue in the 12 months to 30 June 2008 was largely due to higher gold production and higher average gold spot price. The approximately A$240 million rise in revenue was partly offset by sharp cost increases in key inputs such as fuel, labour and maintenance. Following the expiry of the last copper hedges in June 2007 and the closing out of the gold hedge book in September 2007, losses on delivered hedges were significantly reduced from the previous year as less than 10% of the gold and none of the copper sales were delivered into hedge contracts compared to 55% and 40% of gold and copper sales respectively the previous year. However, substantial losses were recorded on the close out of the gold hedge book; and

▪	in the financial year ended 30 June 2009, sales revenue rose 7% relative to the previous year. This resulted from a 27% increase in the average gold spot price in Australian dollar terms and an 11% increase in copper sales volumes, partially offset by a 26% decline in the average copper spot price in Australian dollar terms and a 7% decrease in gold sales volumes. The fall in gold sales volumes mostly resulted from a 183,000 ounce fall in production at Cadia Valley due to anticipated lower grade and recoveries. Unit costs were higher than in 2008 as a consequence of higher labour and maintenance rates and other key input costs, but decreased in the second half of the year. The significant depreciation of the A$ against the US$ further inflated costs as approximately 25% of the cost base of the Australian operations and almost all the cost base at Gosowong are US$ denominated. Overall, EBITDA and EBIT were slightly higher than in 2008. Net profit increased mainly as a result of lower losses on delivery into and restructure and close out of hedges.

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4.3	Financial Position

The financial position of Newcrest as at 31 December 2009 is summarised below:
Newcrest – Financial Position (A$ millions)20

As at 31 December 2009
Receivables and prepayments	312.8
Inventories	355.4
Payables and provisions	(310.6)
Other current assets / (liabilities)	(0.5)
Net working capital	357.1
Property, plant and equipment	1,777.1
Exploration, evaluation and development	2,308.1
Deferred mining expenditure	281.7
Deferred tax assets / (liabilities)	(91.3)
Other assets / (liabilities)	16.7
Total funds employed	4,649.4
Cash and cash equivalents	271.6
Borrowings	(408.5)
Net cash / (borrowings)	(136.9)
Net assets	4,512.5
Outside equity interests	43.2
Equity attributable to Newcrest shareholders	4,469.3
Statistics
Shares on issue at period end (million)	483.8
Net assets per share	9.3
Gearing[21]	2.9%
Source: Newcrest and Grant Samuel analysis
Property, plant and equipment comprises the cost of property, plant and equipment and the capitalised development costs of assets in production. Exploration, evaluation and development includes acquisition, exploration, evaluation, feasibility, construction and development costs capitalised because they are expected to be recouped through the successful development of the related asset. Deferred mining expenditure relates to mining costs that are deferred because mining costs incurred during a period are higher than the life of mine average. Deferred mining expenditure is charged against revenue in the years when mining costs are lower than the life of mine average.

Newcrest undertook equity raisings in the 2008 and the 2009 financial years and used the proceeds to close out its gold hedge book and gold forward sales contracts, repay a gold loan and US$ denominated bilateral loan facilities and purchase 2.25 million ounces of gold put options. As a consequence, Newcrest now holds limited amounts of financial derivatives (included in other assets / liabilities above) and its gearing as at 31 December 2009 was only 3%. The majority of borrowings relate to the US$ denominated long-term senior unsecured notes Newcrest issued in the North American market during the 2005 financial year:

[20]	Newcrest’s financial accounts have been prepared in accordance with AIFRS.

[21]	Gearing is net borrowings divided by net assets plus net borrowings.

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Newcrest – US$ Private Placement Notes

	As at 31 December 2009
	Expiry Date	Rate	US$ million
Fixed 7 years	11 May 2012	5.41%	95.0
Fixed 10 years	11 May 2015	5.66%	105.0
Fixed 12 years	11 May 2017	5.71%	100.0
Fixed 15 years	11 May 2020	5.92%	25.0
Floating 7 years	11 May 2012	LIBOR + 0.78%	25.0
Total			350.0
On 4 December 2009, Newcrest announced that it had completed the refinancing of the 2005 Bilateral bank facilities that expire in 2010. Following an increase in these facilities in June 2010, their total amount is US$1,100 million and their term is three years. The existing and new facilities were undrawn as at the date of this report.
4.4	Cash Flow

Newcrest’s cash flows for the three years ended 30 June 2009 and the six months ended 31 December 2009 are summarised below:
Newcrest — Cash Flow (A$ millions)

				Half year
	Year ended 30 June			ended
	2007	2008	2009	31 Dec 2009
EBITDA	920.8	1,046.4	1,098.9	512.8
Losses on delivered hedges	(403.6)	(52.5)	—	—
Changes in working capital and other adjustments	(31.1)	114.8	49.9	18.2
Payments for property, plant and equipment	(116.0)	(110.9)	(140.0)	(70.3)
Payments for exploration, evaluation and development	(284.0)	(303.5)	(771.0)	(420.1)
Cash flows from operations	86.1	694.3	237.8	40.6
Acquisitions (net of cash)	—	—	(470.6)	—
Purchases of gold to close out hedging contracts and hedging payments and purchases of gold put options	—	(1,628.8)	—	—
Proceeds from share issues (net of costs and buybacks)	12.7	2,012.7	773.9	—
Proceeds from / (repayments of) borrowings	(93.3)	(907.0)	(79.7)	(1.7)
Tax paid	(22.0)	(58.7)	(102.5)	(38.5)
Net interest paid	(76.7)	(31.9)	(22.2)	(12.8)
Dividends paid	(24.6)	(36.7)	(60.0)	(71.7)
Net cash generated (used)	(117.8)	43.9	276.7	(84.1)
Cash on hand — opening	153.0	34.3	77.5	366.4
Exchange rate movements	(0.9)	(0.7)	12.2	(10.7)
Cash on hand — closing	34.3	77.5	366.4	271.6
Source: Newcrest and Grant Samuel analysis
Over the three and a half years ended 31 December 2009, Newcrest’s major applications of cash were on capital and development expenditure (totalling approximately A$2.2 billion), the acquisition of its stake in the Morobe Joint Venture (A$470 million) and the losses on and restructuring of the company’s hedge book (A$1.6 billion). In addition, Newcrest repaid approximately A$l.l billion of borrowings.

Operations generated in excess of A$3.6 billion during the period. The balance of the funding required was provided by two equity issues completed in September 2007 and February 2009 that raised a total of A$2.8 billion.

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4.5	Group Hedging

Following the expiry of its copper contracts in June 2007 and the close out of its gold hedge book in June 2008, Newcrest does not have any future obligations with respect to gold or copper hedge contracts. However, Newcrest manages its exposure to commodity price movements through gold put options, fixing its A$ diesel costs via vanilla swaps at budget and copper swap contracts to manage movements in the copper price between delivery of the concentrate and payment for the contained metals. Newcrest also undertakes hedging of its non-functional currency capital commitment exposures to provide some budget certainty in the functional currency.

Furthermore, accounting rules require that losses on restructured and closed-out hedges be amortised in line with the initially planned delivery into the contracts. The profit and tax impacts of the amortisation of these costs are non-cash items. The release profile of these non-cash losses is summarised in the table below:
Newcrest — Hedge Losses Release Profile (A$ millions)

	Year ended 30 June
	2010	2011	2012
Hedge losses	(294.9)	(152.8)	(7.2)
Tax credit	88.5	45.8	2.2
After tax hedge losses	(206.4)	(107.0)	(5.0)
4.6	Taxation Position

Effective 1 July 2003, under the Australian tax consolidation regime, Newcrest and its wholly-owned Australian resident entities have elected to be taxed as a single entity.

As at 30 June 2009, Newcrest’s balance sheet recorded an asset for carried forward Australian income tax losses of A$403.5 million. (No deferred tax asset has been recognised in respect of carry forward gross capital losses of A$296 million corresponding to a A$89 million tax value). Newcrest expects the income tax losses to be fully utilised in the next three to four years based on current levels of profitability.

As at 31 December 2009, Newcrest had no accumulated franking credits.
4.7	Capital Structure and Ownership
4.7.1	Capital Structure

As at 18 June 2010, Newcrest had the following securities on issue:
▪	483,498,777 ordinary shares; and

▪	1,309,498 performance share rights over unissued ordinary shares.
Each share right is exercisable into one ordinary share and has no dividend entitlement or voting right. Share rights become exercisable on a date set by the directors. Employee and executive director share rights lapse on termination of employment, other than in limited circumstances, or on the expiry date.

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Newcrest — Share Rights on Issue as at 18 June 2010

		Exercise	Issued
Issue Date	Expiry Date	Date On or After	Share Rights
8-Nov-05	8-Nov-10	8-Nov-08	11,166
14-Jul-06	14-Jul-11	14-Jul-09	165,000
3-Nov-06	3-Nov-11	3-Nov-09	140,804
9-Nov-07	9-Nov-12	9-Nov-10	220,971
11-Nov-08	11-Nov-13	11-Nov-10	112,844
11-Nov-08	11-Nov-13	11-Nov-11	33,428
11-Nov-08	11-Nov-13	11-Nov-11	361,206
10-Nov-09	10-Nov-14	10-Nov-12	264,079
Total			1,309,498
Source: Newcrest
4.7.2	Ownership

As at 18 June 2010, there were 43,099 registered shareholders in Newcrest with the top ten shareholders accounting for approximately 86.6% of the ordinary shares on issue. International institutions represent approximately 69% of all registered shareholders, domestic institutions 17% and retail and other investors the balance.

Newcrest has received notices from the following substantial shareholders:
Newcrest — Substantial Shareholders

	Date of	Number of
Shareholder	Notice	Shares	Percentage
Blackrock Investment Management (Australia) Limited	2 Dec 2009	71,058,580	14.7%
Commonwealth Bank of Australia	27 Aug 2009	51,959,058	10.7%
Fidelity	19 May 2010	53,940,769	11.2%
The Bank of New York Mellon Corporation	2 Feb 2009	23,757,042	5.2%
Source: Newcrest

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4.8	Share Price Performance
4.8.1	Share Price History

A summary of the price and trading history of Newcrest since 2006 is set out below:
Newcrest – Share Price History

				Average
				Weekly	Average
	Share Price (A$)			Volume	Weekly
	High	Low	Close	(000’s)	Transactions
Year ended 31 December
2006	25.09	15.73	24.31	10,838	6,848
2007	35.85	18.64	33.10	10,569	10,324
2008	40.50	16.55	33.89	14,099	21,919
2009	39.75	27.61	35.33	13,246	33,682
Quarter ended
31 March 2010	37.43	30.51	32.82	10,866	29,939
30 June 2010	36.47	29.73	35.10	19,682	40,710
Week ended
4 June 2010	32.75	31.62	32.41	16,416	37,766
11 June 2010	34.35	32.05	34.35	19,298	40,639
18 June 2010	35.41	33.88	35.24	11,583	31,623
25 June 2010	36.40	34.82	36.00	25,752	49,217
2 July 2010	36.47	33.95	34.24	15,868	50,048
9 July 2010	34.54	33.34	34.31	12,323	35,957
Source: IRESS
The following graph illustrates the weekly closing share price and trading volumes for Newcrest since January 2006:
Source: IRESS
Newcrest’s shares traded between A$15.73 and A$25.10 from 1 January 2006 to 14 September 2007. In October 2007, Newcrest announced it had successfully completed a A$2 billion accelerated renounceable entitlement offer and that the proceeds would be used

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to fund the close out of its existing gold hedge book, repay its gold loan and repay the United States bilateral loan facilities. Following the announcement, the share price rose sharply and reached a high of A$40.50 on 6 March 2008. Newcrest’s share price then began to fall in line with Australian shares generally, hitting a low of A$16.55 on 24 October 2008. The share price recovered strongly in late 2008 and early 2009 reflecting the increase in the A$ gold price during this period. In the three months prior to Newcrest’s initial proposal for LGL on 1 April 2010, Newcrest shares traded between A$30.51 and A$37.43 at a volume weighted average price (“VWAP”) of A$33.41. From the announcement of the Initial Proposal for LGL on 1 April 2010 to 13 July 2010, Newcrest shares traded in the range A$29.73 — A$36.47 at a VWAP of A$33.18. On 13 July 2010, Newcrest shares closed at A$34.83.

4.8.2	Relative Performance

Newcrest is a constituent of various indices including S&P/ASX 100, S&P/ASX 100 Resources and the S&P/ASX All Ordinaries Gold. At 13 July 2010 its weighting in these indices was approximately 1.8%, 6.1% and 42.2% respectively. The following graph illustrates the performance of Newcrest shares since January 2006 relative to the S&P/ASX All Ordinaries Gold Index and the spot gold price expressed in Australian dollars:
Source: IRESS, Bloomberg and Grant Samuel analysis
Newcrest’s shares have traded in line with the S&P All Ordinaries Gold Index reflecting its significant weighting in this index. In the 2006 calendar year and the first half of the 2007 calendar year, Newcrest underperformed the spot gold price and the S&P All Ordinaries Index, possibly reflecting grade reconciliation and other operational issues at Telfer. Since August 2008, Newcrest’s share price and the Gold Index have underperformed the A$ spot gold price.

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5	Profile of the Merged Newcrest
5.1	Overview

The combination of Newcrest and LGL (“merged Newcrest”) will be transformational for both companies. While both Newcrest and LGL are substantial mid-ranking gold companies in their own right, the merged Newcrest will be one of four clear market leading gold companies:
Source: Bloomberg
The merged Newcrest will have a market capitalisation of around US$24 billion and will be significantly larger that the fifth-ranked AngloGold Ashanti Ltd (“AngloGold”), with a market capitalisation of around US$15 billion. It will be the world’s fifth largest gold company by gold reserves and production:

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Source: Bloomberg and Grant Samuel analysis
Note: Production corresponds to the mid-point of each company’s guidance for the 2010 financial year. The size of the bubbles represents market capitalisations as at 13 July 2010 expressed in US$.
The merged Newcrest will have attractive investment characteristics. It will have cash costs of production comparable to those of Barrick Gold Corporation (“Barrick”), Goldcorp Inc. (“Goldcorp”) and Newmont (although Goldcorp’s cash costs are expected to fall significantly in the short to medium term as it brings low cost operations into production). It will have a number of long life mines, with reserves sufficient to support expected 2010 production for around 26 years. It will have an attractive production growth profile and the potential to significantly grow reserves in the short to medium term. Its operations will centre on three of the world’s largest gold mining operations: Lihir Island, Cadia Valley and Telfer:

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Source: LGL
Notes:

1.	Barrick owns 50%.

2.	Barrick owns 60% and Goldcorp owns 40%.

3.	Barrick owns 75% and Kinross Gold Corporation owns 25%.
In particular, the Lihir Island and Cadia Valley operations are expected to have very long mine lives (potentially 30 to 40 years) and should provide the backbone for an enduring, world class gold company.
The merged Newcrest will operate in five countries with 10 mines across South East Asia and West Africa. Output from the Cadia Valley, Lihir Island and Telfer operations will be supplemented by production from Gosowong, Bonikro, Hidden Valley, Mount Rawdon and Cracow. The merged Newcrest has major growth opportunities at Wafi-Golpu and Namosi and prospective exploration interests in Côte d’Ivoire (Africa) and Morobe Province, Papua New Guinea.

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Source: LGL and Newcrest
The merged Newcrest will be a diversified gold company, with no asset representing more than 45% of the reserve base and Australia representing 48% of pro forma gold production for the twelve months to 31 December 2009:
Source: LGL and Newcrest
5.2	Capital Structure and Ownership

As at 18 June 2010 Newcrest had 483,498,777 ordinary shares outstanding. If the Proposal proceeds, Newcrest will issue a maximum of 280,988,130 additional shares to acquire 100% of LGL pursuant to the Proposal.

A group of three institutional shareholders hold approximately 26% of the shares in LGL and 35% of the shares in Newcrest. Following the Proposal, these three institutional shareholders could hold up to 32% of the merged Newcrest, depending on LGL shareholder elections in the mix and match facility.

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5.3	Resources, Reserves and Production

The merged Newcrest’s pro forma reserves and resources and the merged Newcrest’s production for the 12 months ended 31 December 20009 are set out below:
Merged Newcrest — Pro Forma Statistics

	Newcrest	LGL		Merged Newcrest
Resources
Gold (Moz)	80.0	52.1		132.1
Copper (Mt)	14.4	—		14.4
Silver (Moz)	44.6	4.2		48.8
Reserves
Gold (Moz)	42.8	30.3		73.1
Copper (Mt)	4.7	—		4.7
Silver (Moz)	24.3	2.4		26.7
Production (12 months ending 31 December 2009)
Gold (000’s oz)	1,582.0	1,096.2	[22]	2,678.2
Copper (000’s t)	92.2	—		92.2
Source: LGL and Newcrest
The merged Newcrest is expected to have a significant growth pipeline over the next five years, with production forecast to grow 6% per annum to 3.75 million ounces23 for the year ending 30 June 2014:
Source: LGL and Newcrest

[22]	Excludes 12,656 ounces contributed from Ballarat

[23]	Excludes future production upside from a number of internal opportunities.

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5.4	Synergies

Following the Proposal, the merged Newcrest is expected to extract a number of synergies including supply chain efficiencies, fleet and equipment utilisation, productivity improvements, funding cost reductions and the elimination of duplicated corporate costs. Newcrest has estimated that these synergies will exceed A$85 million per annum pre tax, which represents approximately 4% of the merged Newcrest cost base.

5.5	Pro Forma Financial Position

The unaudited pro forma financial position of the merged Newcrest as at 31 December 2009 is summarised below:
Merged Newcrest — Unaudited Pro Forma Financial Position (US$ millions)

	Year ended 31 December 2009
			Reclass-		Merged
	LGL	Newcrest	ification	Adjustments	Newcrest
Trade and other receivables	15.2	252.8	—	—	268.0
Inventories	495.8	317.9	—	—	813.7
Trade and other payables	(111.4)	(197.1)	—	—	(308.5)
Net working capital	399.6	373.6	—	—	773.2
Property, plant and equipment	1,888.8	1,589.5	(703.2)	—	2,775.1
Exploration, evaluation and development	—	2,064.5	868.5	3,242.2	6,175.2
Deferred mining expenditure	299.5	139.1	—	(299.5)	139.1
Intangible assets	352.0	55.4	(165.3)	4,053.2	4,295.3
Deferred tax assets / (liabilities)	(86.7)	(81.9)	—	(887.9)	(1,056.5)
Provisions	(73.4)	(153.8)	—	—	(227.2)
Derivative financial instruments	10.9	18.7	—	—	29.6
Other assets / (liabilities)	25.4	153.3	—	—	178.7
Total funds employed	2,816.1	4,158.4	—	6,108.0	13,082.5
Cash and cash equivalents	473.5	243.0	—	(243.0)	473.5
Borrowings	(50.9)	(365.2)	—	(655.0)	(1,071.2)
Net cash / (borrowings)	422.6	(122.2)	—	(898.0)	(597.7)
Net assets	3,238.7	4,036.3	—	5,210.0	12,484.8
Outside equity interests	(31.7)	(33.0)	—	(17.2)	(81.9)
Equity attributable to Shareholders	3,207.0	4,003.1	—	5,192.8	12,402.9
Statistics
Shares on issue at period end (million)	2,368.3	483.8	na	na	764.5
Net assets per share (US$)	1.35	8.27	na	na	16.2
Gearing	na	3.0%	na	na	4.6%
Source: LGL, Newcrest and Grant Samuel analysis
The unaudited pro forma balance sheet has been prepared on the following basis:
▪	it has been assumed that the Scheme occurred on 31 December 2009;

▪	it assumes 2,369 million shares of LGL at 31 December 2009 are acquired for a total consideration of US$9,297.8 million, comprising 268.0 million shares in Newcrest and US$875.0 million in cash. This assumes that the maximum cash consideration applies. The final amount of cash consideration will depend on the exercise of LGL executive share rights, if any, and Consideration elections made by LGL shareholders; and

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▪	the measurement of the purchase consideration in the unaudited pro forma balance sheet is based on a Newcrest share price of A$35.92, representing the closing price of Newcrest shares on ASX on 28 June 2010.
A detailed unaudited pro forma balance sheet and accompanying reclassification and adjustment notes are set out in Section 9.4 of the Scheme Booklet. The pro forma balance sheet has been prepared by Newcrest and reviewed by the Investigating Accountant, PricewaterhouseCoopers. PricewaterhouseCoopers’ report is set out in Section 12 of the Scheme Booklet.

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6	Valuation of the Consideration
6.1	Summary

Under the Proposal, LGL shareholders will receive one Newcrest share for every 8.43 LGL shares plus A$0.225 cash per LGL share, less any interim dividend declared or paid for the half year ended 30 June 2010.

LGL shareholders will have the opportunity to utilise a mix and match facility in relation to the Proposal. This will allow LGL shareholders to elect to receive a greater proportion of either Newcrest shares or cash, subject to a maximum share issue of 280,988,130 Newcrest shares[24] and maximum aggregate cash consideration of A$1.0 billion. If the aggregate elections for the cash or share consideration exceed the maximum share and cash levels, LGL shareholders will be subject to scale back on a pro-rata basis. For the purpose of the transfer of interests between LGL shareholders under the mix and match facility, Newcrest shares will be valued at the VWAP over the five consecutive trading days immediately preceding the date of the second Court hearing (“Newcrest VWAP”). The effect of this will be that the (pre-tax) value of the consideration received will be constant, regardless of the proportions of cash and Newcrest shares elected by LGL shareholders. This will be the case at the date of the second Court hearing. Subsequent movements in the Newcrest share price will affect the value of the consideration to varying degrees, depending upon the proportions of cash and Newcrest shares elected by LGL shareholders.

Accordingly, Grant Samuel has used the standard Consideration of one Newcrest share for every 8.43 LGL shares plus A$0.225 cash per LGL share as the basis for estimating the value of the Consideration.

Grant Samuel has attributed a value to the Consideration of A$4.20-4.32 per LGL share, based on Newcrest share prices in the range A$33.50—34.50. The value attributed to the Consideration is summarised as follows:
Value of Consideration per LGL share (A$)

	Value Range
	Low	High
Cash	0.225	0.225
Newcrest ordinary shares (A$33.50—34.50) ÷ 8.43	3.97	4.09
Total Consideration value per LGL share	4.20	4.32
Note: numbers may not add due to rounding
The actual value of the Consideration will vary with movements in the Newcrest share price. The final value of the Consideration could ultimately exceed or be less than the range of A$4.20-4.32 per LGL share set out above.
The range of Newcrest share prices adopted for the purpose of estimating the value of the Consideration is consistent with the price at which Newcrest shares have traded in recent weeks and over the longer term:

[24]	Excludes any shares issued as a result of vesting of LGL executive share rights.

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Source: IRESS
Grant Samuel believes it is reasonable to adopt a Newcrest share price range of A$33.50-34.50 for the following reasons: there is a deep and active market for Newcrest shares.
▪	Newcrest is followed by many analysts, both in Australia and internationally. It is reasonable to conclude that the Newcrest share price represents the objective consensus view of many market participants on the value of Newcrest shares;

▪	Newcrest’s recent share price represents multiples of reserves, resources and production that are broadly in line with those for the major global gold companies, both for Newcrest on a standalone basis and for Newcrest and LGL on a combined basis;

▪	many brokers have target prices for Newcrest shares well above current levels. However, in many cases these target prices appear not to adjust for the recent fall in copper prices, or the broader underperformance of gold stocks relative to physical gold;

▪	there has been a reasonable volume of trading in Newcrest shares since the announcement of the Proposal; and

▪	analysis of the merged Newcrest is relatively straightforward and there is no reason to believe that market participants are materially mis-pricing the effect of the combination of Newcrest and LGL.
For some shareholders, the ability to defer taxation through roll-over relief in relation to the scrip component of the Consideration will be attractive. Accordingly, the after tax value of the Consideration may vary for different elections under the mix and match facility, depending upon the personal tax positions of individual shareholders. Grant Samuel makes no recommendation as to whether LGL shareholders should choose the standard Consideration or participate in the mix and match facility. LGL shareholders who are in any doubt should seek their own professional advice.

6.2	Approach

For the purpose of takeover analysis, the relevant benchmark for LGL shareholders is the expected market value of the shares in the merged Newcrest received as part of the Consideration. This assessment requires an estimate of the trading price of shares in the merged Newcrest after the Proposal is implemented (rather than a pre-bid price for Newcrest on a standalone basis).

It is normal practice to use the current market price as the starting point for estimating the value of an offer, particularly where the bidder is a relatively large company that enjoys high levels of liquidity and is closely followed by a wide range of analysts and other commentators.

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An alternate method would be to estimate the underlying value of a combined Newcrest and LGL and then to apply a discount to reflect a portfolio interest in the merged Newcrest. Grant Samuel has not had access to the detailed financial and operational information on Newcrest (such as earnings and operational forecasts or life of mine plans) to undertake such a fundamental analysis of the value of the Consideration. In any event, the market assessment of the value of the Consideration is arguably more relevant and reliable than a theoretical estimate of a future trading price for the merged Newcrest.
In considering the reliability of Newcrest’s share market price as an indicator of the value of the Consideration, Grant Samuel has considered whether Newcrest’s current share price is a true reflection of the fair market value of shares in the merged Newcrest. In particular, Grant Samuel has considered whether there is any evidence of Newcrest’s shares appearing mispriced, and whether there is any important information about Newcrest or Lihir that could affect the share price but is not in the public domain. Specifically, Grant Samuel has:
▪	analysed recent trading in Newcrest’s shares;

▪	analysed the trading multiples implied by Newcrest’s share price (both on a pre- and post-Proposal basis) compared to its international peers;

▪	reviewed broker analyst research on Newcrest; and

▪	analysed the impact of the Proposal on Newcrest’s key financial metrics.
6.3	Newcrest and LGL Trading Relativities

Since the announcement of the Proposal, LGL shares have traded in line with the Newcrest share price (having regard to the terms of the Proposal):
Source: Bloomberg and Grant Samuel analysis
The market appears to be trading in Newcrest and LGL shares on the basis of an expectation that the Proposal will proceed. Accordingly, it is reasonable to conclude that the Newcrest share price represents a market estimate of the price at which shares in the merged Newcrest would trade given current market conditions.

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6.4	Proposed Resources Super Profits Tax

On 2 May 2010, the Australian Government announced that it intended to levy a new tax, the RSPT, on companies operating in the Australian resources and energy sectors. The effect of the RSPT (broadly put) was that tax at 40% would be levied on project profits to the extent that they exceeded a risk free return on the project investment. Company income tax would be payable in addition to this at the current tax rate of 30%, decreasing to 29% in the 2014 financial year and 28% thereafter, although any RSPT payable would be a deductible expense for income tax purposes. State based mining royalties would be credited against the RSPT.

Following vigorous debate regarding the merits of the RSPT and the replacement of Mr Kevin Rudd as Australian Prime Minister by Ms Julia Gillard, the Australian government announced on 2 July 2010 that it does not intend to proceed with implementation of the RSPT. Instead, it proposes to introduce a Minerals Resources Rent Tax (“MRRT”). The MRRT, which is structurally very different to the proposed RSPT, will only apply to iron ore and coal projects. Accordingly, there will be no impost on Newcrest or Lihir (although Lihir had only a very small exposure to the proposed RSPT, through its Mount Rawdon operation).

Between the Government’s announcement on 2 July 2010 that it will not proceed with the RSPT and 13 July 2010, Newcrest’s shares have outperformed global gold equities, although this outperformance may in part have reflected a strengthening in the copper price

6.5	Newcrest’s Share Price Performance

Newcrest’s share price performance since 2006 is discussed in Section 4.8. Since the beginning of 2009, Newcrest shares have generally traded in the range A$30.00-$35.00 (although between October 2009 and January 2010 the share price was generally above A$35.00). Since the announcement on 1 April 2010 of the Initial Proposal, Newcrest shares have traded, in general, between A$31.00 and A$35.00.
Source: IRESS
The apparently stable value of Newcrest shares over the period masks the impact of movements in the US$ gold price and the A$/US$ exchange rate. The US$ gold price has strengthened and the A$ has weakened during this period. Ordinarily these movements should have resulted in a significant strengthening in the Newcrest share price in A$ terms. Instead, in US$ terms, the Newcrest share price has underperformed by approximately 10% relative to global gold equities:

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Source: Bloomberg and Grant Samuel analysis
In Grant Samuel’s view this underperformance may reflect a number of factors, including the significant fall in the copper price over the period (Newcrest has a greater exposure to copper than any of the other major gold companies).

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6.6	Broker Forecasts

The closing Newcrest share price on 13 July 2010 was A$34.83, well below the broad range of broker’s target prices for Newcrest shares:
Newcrest — Broker Target Prices

Broker	Date of Report	Price (A$)	12 month Target Price (A$)
Broker 1	12-Jul-10	34.31	44.30
Broker 2	2-Jul-10	35.37	42.00
Broker 3	1-Jul-10	35.10	48.50
Broker 4	25-Jun-10	35.65	47.00
Broker 5	17-Jun-10	34.16	40.00
Broker 6	8-Jun-10	32.41	38.76
Broker 7	7-Jun-10	32.25	45.00
Broker 8	7-Jun-10	32.25	42.00
Broker 9	4-May-10	30.69	40.52
Broker 10	4-May-10	30.69	38.20
Broker 11	4-May-10	30.69	33.00
Broker 12	4-May-10	30.69	Restricted
Broker 13	22-Apr-10	33.88	36.40
Broker 14	1-Apr-10	33.78	38.00
Broker 15	15-Feb-10	32.18	43.50
Broker 16	14-Feb-10	32.68	44.73
Low			33.00
High			48.50
Median			42.00
Average			41.46
Source: Brokers reports
Two of the broker reports were published before LGL’s announcement of the Initial Proposal on 1 April 2010 and four of the broker reports were published before the announcement of the Proposal on 4 May 2010. The target prices generally represent 12 month target prices rather than current valuations by the relevant brokers.

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In recent months Newcrest shares have generally traded at or below the bottom end of the range of brokers’ share price targets:
Source: IRESS and broker reports
It is difficult to explain with confidence the magnitude of the discrepancy between broker price targets and recent Newcrest share prices. However, it may be explained by factors such as:
▪	many of the broker price targets do not take into account the recent fall in copper prices;

▪	global gold equities appear to have underperformed (at least relative to gold) through the recent European sovereign debt crisis;

▪	there appears to have been a general and potentially indiscriminate selling of Australian equities by global investors, reflecting risk aversion in the context of the European sovereign debt crisis and a perspective that Australian investments are in some sense “risky”. This perception of riskiness may have been exacerbated by the controversy surrounding the RSPT;

▪	there is little or no consensus on an appropriate approach to valuing gold stocks and broker valuations are commonly highly subjective; and

▪	Grant Samuel’s analysis indicates that there has been a “de-coupling” of gold stocks from physical gold since early 2008. This de-coupling is likely to have exacerbated the uncertainty inherent in judgements regarding the Newcrest share price.
While no clear conclusions can be drawn from analysis of the broker price targets, there is no evidence from the analysis that suggests that the Newcrest shares are over-priced relative to market expectations. To the contrary, the analysis suggests that there may be some upside to the Newcrest share price (although Grant Samuel does not believe it appropriate to rely upon any potential upside for the purposes of its analysis).

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6.7	Trading Multiples

Newcrest’s trading multiples and multiples for comparable gold companies are summarised below:
Comparable Gold Companies — Implied Multiples

					Forecast Cash
	EV/Reserves	EV/Resources	EV/Production		Cost (US$/oz)
Newcrest
- Standalone (31 March 2010)	344	184	9,037		283
- Standalone (4 June 2010)	312	167	8,184		283
- Merged Newcrest (4 June 2010)	287	159	7,522	[25]	346 [26]
Barrick Gold Corporation	320	193	6,084		360
Goldcorp Inc.	592	312	13,062		350
Newmont Mining Corp.	302	302	5,242		340
AngloGold Ashanti Ltd	266	84	4,128		603
Kinross Gold Corporation	250	148	5,038		435
Minimum	250	84	4,128		340
Maximum	592	312	13,062		603
Median	302	193	5,242		360
Weighted Average	370	228	7,300		390
Source: Bloomberg and company reports27
The Newcrest standalone multiples reflect Newcrest’s standalone reserves, resources and production, based on share prices (and exchange rates) both prior to the Initial Proposal and as at 4 June 2010. The merged Newcrest multiples take into account the terms of the Proposal, the additional shares that would be issued, the cash consideration and the impact of the Proposal including in relation to attributable reserves, resources and production.
Newcrest on a standalone basis is trading on a basis broadly consistent with multiples for the other gold majors. Its lower cash costs and significant copper resources support the premium in terms of reserve and production multiples at which it is trading relative to AngloGold and Kinross Gold Corporation (“Kinross”). Only Goldcorp trades on significantly higher reserve and production multiples, apparently reflecting expected growth in production from a number of new very low cost projects scheduled to commence operation in the near term. The multiples for the merged Newcrest are lower than the standalone multiples, which could reflect LGL’s higher cost production and the market’s discounting of LGL’s full reserve base, some of which will only be produced 30 or more years into the future.

[25]	Production is for 12 months ending 30 June 2009.

[26]	Pro forma cash costs for quarter ending 31 March 2010, includes A$85 million of synergies.

[27]	Share prices and exchange rates as at 4 June 2010, except Newcrest standalone 31 March 2010 whose share price and exchange rates are the day prior to the Initial Proposal.

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The following chart sets out a regression analysis of reserve multiple against cash cost:
Source: Bloomberg, company report and Grant Samuel analysis28
The analysis suggests that the merged Newcrest is trading in line with the gold majors.
The multiple analysis is not definitive. However, there is nothing in the analysis that suggests that shares in Newcrest on either a standalone basis or on a merged post-Proposal basis are mis-priced.

[28]	Share prices based on 4 June 2010, excluding merged Newcrest which is based on 31 March 2010, the day prior to the Initial Proposal.

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6.8	Share Trading Volumes

The average weekly volume of trading in Newcrest shares is summarised below:
Source: IRESS and Grant Samuel analysis
Newcrest’s average weekly trading volume has remained relatively constant over the period 1 January 2007 to 30 April 2010. The increase in weekly volume during May 2010 coincided with the announcement of the Proposal on 4 May 2010. Since the announcement of the Proposal, average weekly trading volumes have been almost double those prior to the announcement. Given the volume of trading in Newcrest shares before and after the announcement of the Proposal, it appears reasonable to conclude that the Newcrest share price should represent a consensus well informed view of the value of Newcrest, developed in a liquid market for Newcrest shares.
6.9	Impact of the Proposal

The acquisition of LGL would have a significant impact on Newcrest’s operations and financial metrics.

The market has had limited financial information on the merged Newcrest. No detailed financial information on the merged Newcrest was provided at the time of the announcement of the Proposal. The Scheme Booklet only includes an unaudited pro forma historical balance sheet for the merged Newcrest as at 31 December 2009. It does not include detailed pro forma financial performance that could include the potential synergies or costs savings associated with the Proposal. On the other hand, analysis of the Proposal is reasonably straightforward. There is extensive information available on both Newcrest and LGL on a standalone basis.

There was limited information provided on potential synergies at the time of the announcement. Newcrest has projected that the synergies could be in excess of A$85 million per annum (pre-tax). Expected synergies include supply chain efficiencies, fleet and equipment utilisation, productivity improvements, more efficient project and exploration spend, lower funding costs and the removal of duplicated corporate costs. A number of analysts, however, have been able to estimate the merged Newcrest’s financials. As a result, it is likely that the synergies from the Proposal are already reflected in the share price, at least to some extent. In any event, the projected synergies are only approximately 4% of the merged Newcrest cost base and are unlikely to have a material impact on the market’s assessment of the value of the merged Newcrest.

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7	Valuation of LGL
7.1	Summary

Grant Samuel has valued LGL in the range US$8.7-9.8 billion, which corresponds to a value of A$4.28-4.83 per share at an exchange rate of A$1.00 = US$0.86. The valuation represents the estimated full underlying value of LGL assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect LGL shares to trade on the ASX in the absence of a takeover offer.

The value for LGL is the aggregate of the estimated market value of LGL’s operating business and other assets plus adjusted net cash. The valuation is summarised below:
LGL — Valuation Summary29

	Value Range
	US$ Million		A$ Million
	Low	High	Low	High
Lihir Island	7,500	8,500	8,721	9,884
Bonikro and exploration (90% interest)	595	645	692	750
Mount Rawdon	340	390	395	453
Head office costs (net of savings)	(100)	(80)	(116)	(93)
Enterprise Value	8,335	9,455	9,692	10,994
LGL’s adjusted net cash	393	393	457	457
Value of equity	8,728	9,848	10,149	11,451
Shares on issue (millions)			2,369	2,369
Value per share (A$)			4.28	4.83
The valuation reflects evidence as to value from the gold futures methodology, discounted cash flow analysis, comparable company analysis and valuation benchmarks commonly used in the gold sector.
Grant Samuel appointed AMC as technical specialist to review LGL’s gold assets. AMC’s role included a review of reserves and resources, development plans, production schedules, operating costs, capital costs and exploration potential. AMC prepared valuations of LGL’s exploration interests. AMC’s report is attached as Appendix 5 to this Report.
Grant Samuel’s financial analysis was based on valuation scenarios prepared in conjunction with AMC, reflecting AMC’s judgements regarding the range of assumptions as to ultimate mining inventory, mine life, capital costs and operating costs that could reasonably be adopted for valuation purposes. The valuation adopted a gold price assumption of US$1,200-1,240 per ounce and an exchange rate of A$1.00 = US$0.86. The financial models for LGL’s mining operations projected US$ cash flows from 1 January 2010 onwards. Present values were estimated using a range of discount rates.
The valuation is based on a number of important assumptions, including assumptions regarding gold prices, exchange rates and future operating performance. Gold prices, exchange rates and expectations regarding future operating performance can change significantly over short periods of time. Such changes can have significant impacts on underlying value.

[29]	Numbers might not add due to rounding.

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Grant Samuel’s valuation of LGL in the range US$8.7-9.8 billion implies the following valuation parameters:
LGL — Implied Valuation Parameters (US$/oz)

	Variable	Implied Multiple
Multiples of30	(Moz)	Low	High
Gold resources	52.1	160	181
Gold reserves	30.4	274	311
Gold production — year ending 31 December 2009	1.1	7,605	8,627
The multiples of reserves and resources implied by the valuation of LGL are reasonably modest by comparison with the reserve and resource multiples implied by the share prices of major gold companies (particularly given that the valuation of LGL represents a full underlying value, including a premium for control). On the other hand, the production multiples implied by the valuation are relatively high by comparison with the production multiples for comparable gold companies. This reflects, in part, Lihir Island’s very long expected mine life. The multiples for these comparable companies are set out in Appendix 3.

7.2	Valuation Approach
7.2.1	Valuation Methodology

Grant Samuel’s valuation of LGL has been assessed by aggregating the estimated market values of LGL’s gold assets and adjusting for net cash. The valuation of the gold assets has been made on the basis of fair market value defined as the maximum price that could be realised in an open market over a reasonable period of time given current market conditions and currently available information, assuming that potential buyers have full information. Other assets have been valued on the basis of the net realisable value of those assets.

There are four primary methodologies commonly used for valuing operating businesses:
▪	capitalisation of earnings or cash flow;

▪	discounting projected cash flows (“DCF”);

▪	industry rules of thumb; and

▪	estimation of the aggregate proceeds from an orderly realisation of assets.
Each of these valuation methodologies has applications in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Over many years Grant Samuel’s preferred approach to valuing gold assets has been through the application of the gold futures methodology. The gold futures methodology involves the valuation of future gold production by reference to the gold futures market. The present value of future gold production is estimated by discounting at discount rates that reflect the time value of money only (i.e. risk free rates). Similarly, future extraction costs (both capital and operating) are discounted to a present value using discount rates approximating risk free rates. The use of risk free rates is consistent with a view that there is limited systematic riskiness associated with variability in production profiles or extraction costs. Any systematic riskiness associated with the gold price is effectively reflected in the market-based gold futures prices used to value future gold production. Further information on the gold futures methodology is set out in Appendix 4.

[30]	Resources, reserves and production are attributable to LGL.

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The gold futures methodology assumes that there is a consistent relationship between share market and transaction values for gold companies and the value of physical gold. However, since the onset of the global financial crisis in 2008, there appears to have been a dislocation between physical gold and gold equities. Given that gold equities effectively represent a geared exposure to physical gold, gold equities should outperform physical gold in times of increasing gold prices. From 1 January 2008 to 13 July 2010, the gold price increased by 45%, from US$834 per ounce to US$1,212 per ounce. Over the same time, however, the S&P TSX Global Gold Index increased by only 12% as depicted below:
Source: Bloomberg and Grant Samuel analysis
Analysis of the relationship between the price of physical gold and the S&P TSX Global Gold Index over a longer period of time also suggests that there has been a dislocation between physical gold and gold equities. The following chart compares the performance of the S&P TSX Global Gold Index with the performance of physical gold from 1 October 2000 (the commencement date for the S&P TSX Global Gold Index) to 13 July 2010:

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Source: Bloomberg and Grant Samuel analysis
The chart shows that the Index outperformed physical gold for most of the period, but that it has underperformed in recent years. Grant Samuel has performed regression analysis (regressing the Index against the gold price) for two periods: 1 October 2000 to 30 June 2006, and 1 July 2006 to 18 June 2010. For the first period, the regression analysis estimated a regression coefficient of 0.48. For the second period, the coefficient had fallen to 0.11. Moreover, the correlation co-efficient had fallen from 0.84 to 0.30, suggesting that movements in the gold price had become a less significant factor in explaining movements in gold equities. The choice of starting and end dates for the analysis can skew the outcomes and so the conclusions must be treated with caution. However, the analysis does suggest a shift in the market for gold equities.
Further evidence suggesting a significant downwards re-rating of gold stocks relative to physical gold is derived from expressing share prices for major gold companies in terms of physical gold. This analysis essentially determines the quantity of physical gold required to buy a gold share. As set out below, the share prices for major gold companies (and the overall index) have declined significantly when expressed in terms of physical gold:

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Source: Bloomberg and Grant Samuel analysis
The analysis shows that the major gold stocks and the S&P TSX Global Gold Index have suffered a material loss of value relative to physical gold.
While cash margins for the gold majors have improved in recent years, market valuation benchmarks such as market values per ounce of reserves, resources and production have not adjusted on a similar basis. The following charts show, for Barrick, Goldcorp, Newcrest, AngloGold, Kinross and LGL, that cash margins have expanded without any significant corresponding increase in reserve and production multiples:
Source: Grant Samuel analysis

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Source: Grant Samuel analysis
Overall, it appears clear that there has been a significant downwards re-rating of major gold stocks relative to physical gold.
Arguably, this would be consistent with the role of gold in the financial system as an investment asset of “last resort”. In periods of heightened global financial stress (as witnessed during the global financial crisis in 2008 and more recently during the European sovereign debt crisis), extremely risk averse investors may have reassessed the extent to which gold equities provide a proxy for physical gold and may have concluded that indirect gold (through equities) is a riskier investment than direct physical gold. The result would have been, in effect, an increase in the cost of capital for gold companies and a fall in their market value relative to gold.
The following table shows estimated betas for major gold companies over the last two years, by comparison with estimated betas for the two preceding years:
Major Gold Company Betas

	June 2006 – June 2008	July 2008 – June 2010
Barrick Gold Corporation	0.031	0.535
Goldcorp Inc.	0.352	0.535
Newmont Mining Corp.	0.153	0.723
AngloGold Ashanti Ltd	0.078	0.403
Kinross Gold Corporation	0.433	0.531
Minimum	0.061	0.403
Maximum	0.433	0.723
Average	0.215	0.545
Source: Bloomberg
Given the imprecision associated with beta estimation any conclusion regarding beta movements needs to be treated with caution. Short term movements in measurements of historical betas may reflect specific rather than systematic risk issues and may not indicate any movement in expected betas, which are the relevant benchmark for estimating costs of capital within the capital asset pricing model framework. However, the data does strongly suggest an increase in betas, from values approaching zero to values around or in excess of

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0.5. Such an increase would be expected to translate into higher costs of capital and a reduction in market values.
Alternatively (or perhaps in addition to a perceived increase in riskiness), the underperformance of gold stocks may reflect an equity market assessment that recent increases in the US$ gold price are not sustainable, such that equities are valued on a lower assumed long term gold price than the current spot price.
The consequence is that theoretical models developed to explain and predict the value of gold companies, such as the gold futures methodology that Grant Samuel generally applies, now appear to have poorer explanatory power (particularly for long life projects) than previously.
Grant Samuel’s valuation analysis has therefore also considered the impact on calculated values of assuming gold prices lower than the current spot price. From 1 January 2008 to 13 July 2010, the S&P TSX Global Gold Index increased by 12%. The gold price on 1 January 2008 was around US$834 per ounce. Given that gold equities effectively represent a geared exposure to physical gold (i.e. gold equities should be more volatile than the gold price), an increase in gold equity prices of around 12% would normally have been the result of some lesser increase in the gold price. Accordingly, in addition to its standard analysis, Grant Samuel has calculated values for LGL’s assets based on a gold price around US$900 per ounce. Grant Samuel has also assessed the impact on value of making more conservative assumptions for Lihir Island regarding ultimate mining inventory. These approaches attempt to mirror the apparent risk aversion reflected in the underperformance of gold equities relative to physical gold.
Many valuations of gold assets use discount rates and gold price assumptions different to those adopted by Grant Samuel. North American analysts sometimes use a zero discount rate when valuing gold assets. Accordingly, for illustrative purposes, Grant Samuel has calculated net present values for the gold assets of LGL on the basis of constant real gold prices in the range of US$1,200-1,240 per ounce and a real discount rate of 0%.
Many Australian analysts employ conventional DCF analysis in their assessment of gold companies (although gold companies and gold projects are then commonly valued at some multiple of estimated Net Present Value (“NPV”), which in Grant Samuel’s view fundamentally undermines the reliability and utility of the DCF analysis). If discount rates are estimated using the Capital Asset Pricing Model (“CAPM”) on the assumption that costs of capital for gold companies are set in international capital markets, then historical evidence would suggest that betas for gold assets are close to zero, although more recent evidence may suggest that higher betas are appropriate. Betas around zero imply that discount rates should be around the risk free rate. If discount rates are estimated on the basis that costs of capital are set in (for example) the Australian market place, then much higher beta estimates are supportable, which would suggest much higher discount rates.
Accordingly, Grant Samuel has also set out, for illustrative purposes only, the results of DCF analysis using nominal discount rates of 5% and 10%. These rates are broadly reflective of rates that could be adopted depending on assumptions as to whether costs of capital for gold assets are set in international or Australian capital markets.
In addition, Grant Samuel has considered the option value inherent in mining operations, having regard to the cost structure, mine life and other characteristics of the mining operations at LGL.
Grant Samuel has also taken into consideration sovereign and other country specific risk. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate that can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value

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reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation. However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rate applied to forecast cash flows by a so-called country risk premium. Grant Samuel has not made any adjustment to the risk free rate and other discount rates used in its valuation of LGL’s assets. The cash flows from the financial models developed for the purposes of the valuation have not been adjusted for sovereign risk. However, Grant Samuel has taken into account perceived sovereign risk in Papua New Guinea in its consideration of the net present values calculated in its financial analysis.
Grant Samuel developed financial models for each of the key gold assets of LGL. The financial models were developed by Grant Samuel on the basis of operating models developed by AMC based on life of mine plans provided by LGL. AMC reviewed each of the technical assumptions in the operating models, including those regarding reserve estimates, production profiles, operating costs, capital costs and the potential for reserve extensions. Grant Samuel determined the economic and financial assumptions used in the financial models. The models project gold production and costs from 31 December 2009 onwards. The valuations of LGL’s gold assets have been prepared as at 31 December 2009. Non trading assets and liabilities, such as shareholder loans, at that date have been recorded as adjustments to each company’s mineral projects.
Given the shortcomings of theoretical valuation models, Grant Samuel has had particular regard to alternative valuation measures (for example, benchmarks based on values per ounce of gold reserves, resources and production). While somewhat crude, these benchmarks provide extremely useful evidence as to value. In particular, the estimates of value have been reviewed in terms of reserve and resource multiples, production multiples and comparable company analysis. These alternative approaches to valuation are useful in determining the reasonableness of estimates of value based on valuation approaches such as the gold futures methodology and traditional DCF analysis, because these estimates are typically sensitive to the assumptions adopted.
Little weight has been placed on an analysis of comparative historical transactions. Implied multiples from historical transactions reflect the market conditions at the time of the transaction, in particular the gold price. As the gold price is very volatile the results of analysing comparable transaction can also vary greatly.
The valuations of LGL’s gold assets represent Grant Samuel’s overall judgements as to value. They do not rely on any one particular scenario or set of economic assumptions. The valuations have been determined having regard to the sensitivity of the financial analysis to a range of technical and economic assumptions. They incorporate Grant Samuel’s judgemental assessment of the impact on value of factors such as development status, resource and reserve upside and optionality to the extent not reflected in the financial analysis. Where appropriate, the valuations take into account direct market based evidence as to the value of broadly comparable projects.
The valuation of LGL represents Grant Samuel’s assessment of full underlying value. It does not represent Grant Samuel’s view of the likely share market value of either of the companies. Shares in listed companies typically trade at a discount to full underlying value.
The valuations are based on a number of important assumptions, including assumptions regarding gold prices and exchange rates. The valuations also reflect the technical judgements of AMC regarding the prospects for each of the operations of LGL. Gold prices, exchange rates and expectations regarding future operating parameters can change significantly over short periods of time. Such changes can have significant impacts on underlying value. Accordingly, while the values estimated are believed to be appropriate for the purpose of assessing the Proposal, they may not be appropriate for other purposes or

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in the context of changed economic circumstances or different operational prospects for the gold assets of LGL.
7.2.2	Valuation Assumptions

The valuations of the key gold assets of LGL have been determined by reference to the gold futures methodology and other financial analysis. This analysis involves making a number of assumptions regarding gold prices, economic factors and discount rates. The valuations are sensitive to the assumptions used in the analysis. Relatively small changes in certain variables can cause significant changes in value.

Key assumptions include:
▪	spot gold prices in the range of US$1,200-1,240 per ounce, based on gold prices prevailing around 10 June 2010. For the purpose of the gold futures methodology, gold production is valued by reference to gold futures prices, estimated by escalating the current spot price at the risk free rate. Grant Samuel has also considered the impact on calculated values of assuming lower gold prices of around US$900 per ounce as a means of reflecting the apparent de-rating of gold equities relative to physical gold;

▪	a spot exchange rate of A$1.00 = US$0.86;

▪	a risk free rate of 3.25%, based on the 10-year US Treasury Bond yield prevailing around 10 June 2010;

▪	long term United States inflation rates of 2.25% per annum;

▪	tax depreciation schedules determined on the basis of tax written down values. Accumulated carry forward expenditures that are deductible for tax purposes have been allowed for in the financial models; and

▪	a corporate tax rate of 30% in Australian and Papua New Guinea and 25% in Côte d’Ivoire;

▪	a withholding tax rate in Côte d’Ivoire of 18% on dividends paid out of profits accrued during the five year tax holiday period and 12% thereafter.
7.2.3	Resources Projects and Optionality

The conventional gold futures methodology implicitly assumes that the rate of output from a mining operation is pre-determined. This methodology ignores the value inherent in management’s ability to vary production and other operating parameters in reaction to changes in commodity prices or other circumstances. Management may change the rate of production of a mine, close or re-open the mine or in certain circumstances even abandon it. Accordingly, a mine may be regarded as an option (or series of options) over the resources it contains.

The value of management flexibility is illustrated by the example of a marginal mine, where the marginal cash production cost is equal to expected revenue. Application of the conventional discounted cash flow methodology would result in the estimate of a zero value for the mine. In reality, however, the mine will have some value, because management is able to reduce or cease production if marginal revenue falls below the marginal cash cost of production and to resume or increase production if commodity prices rise.

Similarly, the designs and long term development alternatives for many mines allow management to change operating plans in light of future commodity prices and operating

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costs. Life of mine plans frequently involve mining marginal ore, making additional cut backs or making other operational decisions at some point in the future. However, management is commonly not required to commit to such decisions at the commencement of the mining project. Firm commitments are only required much later in the project, at which time management will be able to make decisions on the basis of the commodity prices and other circumstances then prevailing. The mining operations as they relate to (for example) the mining of marginal ore or a final cut back may be thought of as a series of call options exercisable at the marginal mining costs to be incurred at the time. These options represent additional value not captured by the conventional discounted cash flow or gold futures methodology.

An alternative perspective is that management flexibility results in changes in commodity prices having an asymmetric impact on the value of a mining operation. If commodity prices rise unexpectedly, the mine will earn greater revenue (and may be able to mine additional mineralisation not originally scheduled for production). If commodity prices fall unexpectedly, production will be curtailed or, in the worst case, stopped. The mine will not continue, in the long term, to be operated at a cash operating loss. By contrast, deterministic valuation models implicitly assume that there is some possibility of the mine operating on a long term basis at a cash operating loss, in the same way that it implicitly assumes that the mine may earn “super profits” as a result of a persistent increase in commodity prices.

Grant Samuel is aware of valuation methodologies that attempt to incorporate the option value associated with management flexibility, using a combination of conventional discounted cash flow analysis and option theory. However, the application of these methodologies is impractical in the context of the complex and unpredictable nature of mining operations. In making judgments on value, Grant Samuel has given general consideration as to the characteristics of the various mining operations and the value of management flexibility or underlying option value implicit in those characteristics. In particular, Grant Samuel has considered the extent to which:
▪	operations are marginal or incorporate significant resources, not currently planned for mining, of marginal economics (i.e. the operations represent or incorporate options “close to the money”); and

▪	length of mine life or other characteristics give management flexibility over the conduct of mining operations.

The valuation of each project includes a subjective assessment of the real option value inherent in the project.
7.3	Lihir Island

Grant Samuel has valued 100% of the Lihir Island operation in the range US$7.5-8.5 billion which equates to A$8.7-9.9 billion at an exchange rate of A$1.00 = US$0.86.

The valuation of Lihir Island is key to the overall assessment of the value of LGL. However, valuation of Lihir Island is problematic. There are inherent difficulties associated with valuing gold assets in general as a result of the dislocation between the value of gold equities and physical gold that has become apparent since 2008. These difficulties are exacerbated by factors specific to Lihir Island:
▪	the Lihir Island mine is exploiting one of the world’s largest gold deposits, with reserves sufficient to support operations for a further 27 years. In AMC’s judgement, it is reasonable to expect that the current reserve base will ultimately be expanded substantially, with the result that a further 5-10 million ounces of gold will be mined and operations will continue for a further 5-10 years. It is not clear whether and to what extent gold investors (and in turn

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gold corporates) are prepared to attribute value to gold inventory that will be realised only many years into the future;

▪	LGL is substantially advanced with the MOPU project, which LGL expects will increase annual production with effect from 2012 to around 1.0-1.2 million ounces. The MOPU project, together with other capital expenditures to substantially replace the mining fleet, is expected to reduce cash operating costs to approximately US$400 per ounce. AMC has accepted for the purpose of its valuation cases that the expected cost reductions are reasonable. However, it is likely that potential acquirers of Lihir Island would be cautious in attributing full value to the expected cost reductions before they are achieved; and

▪	there are a number of operational risks that are not reflected in the valuation cases and associated cash flow projections. These include geotechnical risks, environmental risks and risks associated with the mine’s location in PNG.
It appears that through the global financial crisis and more recently through the European sovereign debt crisis there has been a reduction in investors’ willingness to accept the risks involved in holding gold equities relative to physical gold. It is not clear how this increasing risk aversion would affect the value of Lihir Island. However, on balance, it appears reasonable to conclude that the value of Lihir Island would be more significantly affected than the value of shorter life gold operations with fewer uncertainties:
▪	to the extent that costs of capital for gold mining companies have increased, the value attributed to that part of LGL’s reserve base that will only be exploited in (say) 20-30 years’ time would be significantly reduced;

▪	even if there has been no increase in the cost of capital for gold assets, investors may be applying more significant discounts against long dated production to account for unspecified risks that could result in production ultimately falling short of reserves. For example, investors may now be prepared to value in full only the first (say) 20 years of production from a mine rather than, previously, (say) 25 years. A mine with a very long expected life such as Lihir Island would be particularly affected by such a reassessment of risk. It is noteworthy that when LGL announced a major reserve upgrade for Lihir Island in October 2009 (reserves were increased by 36% or in absolute terms by approximately 7.5 million ounces to 28.8 million ounces), there was almost no positive market response (although the reserve upgrade may have been to some extent already reflected in LGL’s share price, following an announcement in August 2009 of a substantial resource upgrade); and

▪	Lihir Island does have unique risks and operational issues, including geotechnical risk, environmental risk, PNG sovereign risk and uncertainties associated with longer term power generation. All these factors may have resulted in a more severe reduction in the value of Lihir Island than for other gold assets.
The valuation of Lihir Island is an overall judgement by Grant Samuel. The valuation reflects evidence as to value derived from the gold futures methodology, discounted cash flow analysis, comparable company analysis and valuation benchmarks commonly used in the gold sector.

Grant Samuel has attempted to assess the possible impact of the apparent de-rating of gold equities relative to physical gold, particularly for long life projects such as Lihir Island, by:
▪	making more conservative assumptions for Lihir Island regarding ultimate mining inventory and mine life. This approach effectively assumes that increasingly risk averse investors in gold equities have limited investment time horizons and are unwilling to attribute significant value to long dated gold production. The same result could be achieved by increasing discount rates (although Grant Samuel is not confident that on a prospective basis the systematic riskiness of gold equities has increased); and

▪	(as an alternative) calculating values assuming gold prices of around US$900 per ounce. Although this is substantially lower than the current spot price of around US$1,200-1,240 per ounce, a gold price assumption of around US$900 per ounce appears to be broadly consistent

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with the overall level of the S&P TSX Global Gold Index (having regard to movements in the gold price and the Index since January 2008);
It should be clear that these approaches (particularly the use of lower gold prices) are not theoretically “correct”. However, they are an attempt to explain and reflect the underperformance of gold equities relative to physical gold since the start of the global financial crisis in 2008.

Grant Samuel prepared detailed financial models for the Lihir operations. These models were based on valuation cases, which incorporate production, capital and operating cost projections developed by AMC using information provided by LGL. AMC’s review of Lihir Island suggests that, based on current measured and indicated resources not yet in reserves, and other currently identified mineralisation, there are likely to be substantial further increases in the Lihir Island gold reserves. AMC developed two cases based on its view that it is reasonable to expect reserve expansions of the order of 5-10 million ounces.

Case 1 assumes the mining of 32.7 million ounces of contained gold, which is broadly consistent with reserves plus 5.6 million ounces from the Coastal Zone or equivalent area. The MOPU project is assumed to be successfully completed as planned at the end of 2011. Mining is assumed to continue until 2026 with stockpile processing to continue to 2042. In total, 368 million tonnes of ore are milled over the life of the project at an average gold grade of 2.8 g/t, for gold production of 26.8 million ounces. The average gold recovery rate assumed over the life of the operation is 82%. Closure expenses totalling US$100 million are incurred with US$55 million at the end of the mining period in 2026 and a further US$45 million at the end of the life of the project in 2042.

Case 2 is an extended version of Case 1 and assumes the delineation of additional mineralisation in the Link Zone that adds 4.7 million ounces to the mining inventory. In total, 37.4 million ounces of gold are mined. Mining is assumed to continue to 2031 with stockpile processing continuing to 2047. In total, 427 million tonnes of ore are milled over the project life at an average gold grade of 2.7 g/t, for gold production of 31.2 million ounces. The average gold recovery rate assumed over the life of the operation is 83%. Closure expenses totalling US$100 million are incurred with US$55 million at the end of the mining period in 2032 and a further US$45 million at the end of the life of the project in 2047.

In addition, Grant Samuel requested that AMC provide a valuation case based on development of existing reserves only. In AMC’s view it is reasonable to expect that significantly more mineralisation than current reserves will ultimately be delineated and mined. However, the “reserves only” case is useful for the purpose of comparing modelling outputs with results estimated by gold equity market analysts. Reserves as at 30 June 2009 totalled 28.8 million ounces. AMC has assumed that as at 1 January 2010 total mining inventory after depletion and other adjustments was 27.1 million ounces. Mining is assumed to continue until 2025 with stockpile processing to continue to 2037. In total, 299 million tonnes of ore are milled over the life of the project at an average gold grade of 2.8g/t, for gold production of 22.2 million ounces. The average gold recovery rate assumed over the life of the operation is 82%. Closure expenses totalling US$100 million are incurred with US$55 million at the end of the mining period in 2025 and a further US$45 million at the end of the life of the project in 2037.

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The following table summarises projected production and costs for the three scenarios:
Lihir Island — Model Parameters

	Year ended 31 December
	2010	2011	2012	2013	Total
100%	Forecast	Forecast	Forecast	Forecast	Life of Mine
Reserves Case
Ore mined (Mt)	16.9	19.1	15.1	13.5	236.4
Ore milled (Mt)	6.3	6.7	11.6	11.8	299.1
Gold milled grade (g/t)	4.93	4.67	3.53	3.33	2.82
Gold production (Moz)	0.82	0.86	1.12	1.05	22.2
Total cash costs (US$/oz Au)[31]	520	536	481	511	459
Capital expenditure (US$ million)	720	450	294	84	3,228
Case 1
Ore mined (Mt)	16.9	19.4	19.6	15.8	304.8
Ore milled (Mt)	6.3	6.8	12.0	11.7	367.5
Gold milled grade (g/t)	4.93	4.63	3.94	3.33	2.76
Gold production (Moz)	0.82	0.86	1.30	1.03	26.8
Total cash costs (US$/oz Au)[31]	521	538	418	529	440
Capital expenditure (US$ million)	740	450	294	84	3,539
Case 2
Ore mined (Mt)	16.9	19.4	19.6	15.8	363.8
Ore milled (Mt)	6.3	6.8	12.0	11.7	426.5
Gold milled grade (g/t)	4.93	4.63	3.94	3.33	2.73
Gold production (Moz)	0.84	0.87	1.32	1.05	31.2
Total cash costs (US$/oz Au)[31]	512	516	375	474	407
Capital expenditure (US$ million)	740	450	294	84	3,621

[31]	Total cash costs are per ounce of gold produced, before deferral of excess stripping and stockpile costs and after refining charges and royalties.

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The results of the financial analysis for the three cases are summarised below:
Lihir Island — Results of Financial Analysis (US$ million)

	Spot Gold Price
100%	US$1,200	US$1,220	USS$1,240
Reserves Case
Gold futures methodology	10,679	10,995	11,310
DCF — 0% real discount rate	9,000	9,303	9,606
DCF — 5% nominal discount rate	6,219	6,441	6,664
DCF — 10% nominal discount rate	3,588	3,732	3,877
Case 1
Gold futures methodology	14,203	14,588	14,972
DCF — 0% real discount rate	11,909	12,276	12,642
DCF — 5% nominal discount rate	7,778	8,032	8,286
DCF — 10% nominal discount rate	4,274	4,430	4,586
Case 2
Gold futures methodology	17,798	18,240	18,691
DCF — 0% real discount rate	14,874	15,300	15,726
DCF — 5% nominal discount rate	9,274	9,556	9,837
DCF — 10% nominal discount rate	4,911	5,076	5,241
The analysis assumes that carried forward tax losses totalling US$187 million are fully utilised in 2010.

The results of the financial analysis provide evidence as to value that is, at best, of only limited utility. Grant Samuel’s experience is that the gold futures methodology, taking into account reasonable prospects for reserve extensions, has over a period of many years successfully explained trading and transaction values in the gold sector. However, it is clear that (especially for very long life assets) estimates of value based on the gold futures methodology are now significantly overstating market values. (This outcome is consistent with the overall performance of the gold index, which has increased little more than 20% since January 2008 despite an approximate 50% increase in the spot gold price. Ordinarily a 50% increase in the spot gold price (at least over a relatively short period of time) would have been expected to result in a substantial uplift in the value of gold equities.) On the other hand conventional DCF analysis, particularly using discount rates consistent with traditional Australian market practice (i.e. nominal discount rates of around 10%) significantly undervalues Lihir Island, given its very long operating life.

The cash flows upon which the financial analysis is based and the results of that analysis do not incorporate various specific risk factors:
▪	the geotechnical, sources and cost of power, environmental and other operating risks associated with the Lihir Island mine; and

▪	the sovereign risk associated with the mine’s location in Papua New Guinea. While the Lihir Island mining operation is well established and sovereign risk may not be immediately apparent, from the perspective of an international investor in gold companies the mine’s location is likely to make the mine less attractive than if it was located (for example) in North America.
On the other hand, the financial analysis does not capture the optionality inherent in very long life mining operations.

In addition, the financial analysis does not reflect the possibility that investors in and corporate acquirers of gold projects, given greater investor risk aversion, are attributing no more than modest

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value to mining inventory that is only likely to be realised many years into the future. This is relevant for Lihir Island, in that a significant portion of any expanded reserve base would only be produced 20 to 40 years into the future. While the assessment is somewhat arbitrary, Grant Samuel has evaluated the potential impact on calculated values of such shorter investment timeframes by assuming that only the first 20 years of production is valued (this is broadly consistent with the average mine life of the major gold companies, having regard to their reserve bases and current production rates):
Lihir — Assumed 20 Year Mine Life (US$ million)

	Spot Gold Price
100%	US$1,200	US$1,220	USS$1,240
Reserves Case
Gold futures methodology	8,499	8,760	9,022
DCF — 0% real discount rate	7,390	7,645	7,899
DCF — 5% nominal discount rate	5,463	5,660	5,857
DCF — 10% nominal discount rate	3,435	3,571	3,708
Values calculated using the gold futures methodology for a mine life limited to 20 years are broadly consistent with the valuation range.

An alternative explanation for the apparent underperformance of gold stocks relative to physical gold is that gold equity investors may effectively be imputing gold prices lower than the spot price into their gold stock valuations. As set out previously, a gold price of around US$900 per ounce appears broadly consistent with the overall valuation of gold equities. Accordingly, Grant Samuel has rerun its financial analysis assuming lower gold prices of US$880-920 per ounce. The results for the three cases are summarised below:
Lihir Island — Lower Gold Price Assumptions (US$ million)

	Spot Gold Price
100%	US$880	US$900	USS$920
Gold futures methodology
Reserves Case	5,628	5,944	6,260
Case 1	8,016	8,403	8,791
Case 2	10,563	11,016	11,470
Given the uncertainties involved in the hypothesis that gold equity investors may implicitly be assuming gold prices lower than the spot price, and further uncertainties in selecting a gold price range around US$900 per ounce, the results of the analysis should be treated with considerable caution. Nevertheless, Grant Samuel’s valuation of Lihir Island in the range US$7.5-8.5 billion is broadly consistent with the gold futures values calculated for Case 1 above.

Many share market analysts assess the value of gold companies or establish target prices by calculating NPVs using traditional DCF analysis and then applying a subjective multiple or uplift factor to incorporate the “gold premium” in their analysis. In Grant Samuel’s view this approach is methodologically questionable, not least because of the subjective nature of the multiple applied. However, application of this approach does provide some benchmarking for Grant Samuel’s valuation range for Lihir Island of US$7.5-8.5 billion.

The following table sets out median broker NPV multiples for a number of major gold companies. The multiples represent current share market prices divided by broker estimates of NPV:

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Broker NPV Multiples — Major Gold Companies

Major Gold Companies	Median NPV multiple[32]
Barrick Gold Corporation	1.5
Goldcorp Inc	1.8
Newmont Mining Corp.	2.1
AngloGold Ashanti Ltd	1.8
Kinross Gold Corporation	1.5
The broker NPV estimates are based on a variety of approaches and assumptions, including as to gold prices and the discount rates used in estimating NPVs. In general, however, the analysis shows that market values are in the approximate range of 1.5-2.0 times analyst NPVs. The NPVs are generally (although not exclusively) calculated using real rates in the range 5-7%. These real rates correspond (broadly) to the 10% nominal discount rates adopted by Grant Samuel as part of its DCF analysis.

The following table shows the multiples of calculated NPVs (based on the reserves case) implied by Grant Samuel’s valuation of Lihir Island:
Lihir Island — Implied NPV Multiples (10% Discount Rate)

			NPV Multiple
	Gold Price (US$/oz)	NPV (US$ million)	Low	High
Reserves Case
Low	1,200	3,588	2.1	2.4
Medium	1,220	3,732	2.0	2.3
High	1,240	3,877	1.9	2.2
The valuation range for Lihir Island of US$7.5-8.5 billion represents multiples of 1.9-2.4 times NPV. These multiples are in a general sense consistent with the broker NPV multiples of around 1.5-2.0 times, given that the multiples implied by Grant Samuel’s valuation range reflect full underlying value (including a premium for control), while the broker NPV multiples are based on share market trading values. Notwithstanding the dubious validity of approaches based on multiples of NPV, the analysis provides some support for Grant Samuel’s valuation range.

Given the limitations of the financial analysis, the valuation also has regard to the valuation parameters in terms of reserve, resource and production multiples implied by the share market capitalisations of the world’s major gold companies. The valuation range of US$7.5-8.5 billion implies the following valuation parameters:
Lihir Island — Implied Valuation Parameters (US$/oz)

	Variable	Implied Multiple
Multiples of	(Moz)	Low	High
Gold resources	48.5	155	175
Gold reserves	28.8	260	295
Gold production 2009	0.85	8,788	9,960
Gold production 2010 (projected)[33]	0.84	8,982	10,180
A comparison of the multiples implied by the valuation of the Lihir Island operation with those implied by the market capitalisations of the major gold companies is summarised as follows:

[32]	Based on share prices as at 14 June 2010

[33]	Production forecast as disclosed in LGL’s 2010 first quarterly report.

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Comparable Company Analysis

	Enterprise	Variable (Gold) (Moz)			EV Multiples (US$/oz)
	Value	Gold	Gold	Historical	Gold	Gold	Historical
	(US$ m)	Resources	Reserves	Production	Resources	Reserves	Production
Lihir Island — Low	7,500	48.5	28.8	0.853	155	260	8,788
— High	8,500	48.5	28.8	0.853	175	295	9,960
Major Gold Companies
Barrick Gold Corporation	45,164	234.3	141.2	7.423	193	320	6,084
Goldcorp Inc	31,627	101.3	53.5	2.421	312	592	13,062
Newmont Mining Corp.	27,741	91.8	91.8	5.292	302	302	5,242
AngloGold Ashanti Ltd	18,984	226.7	71.4	4.599	84	266	4,128
Kinross Gold Corporation	11,281	76.0	45.2	2.239	148	250	5,038
Second Tier Gold Companies
Gold Fields Limited	10,534	255.4	78.9	3.414	41	134	3,085
Agnico-Eagle Mines Limited	9,838	29.8	18.4	0.493	330	535	19,956
Eldorado Gold Corporation[34]	9,188	25.7	14.6	0.553	357	631	16,611
Polyus Gold Mining company	9,024	110.2	74.1	1.261	82	122	7,156
Yamana Gold Inc.	8,083	39.8	17.1	1.026	203	472	7,881
Randgold Resources Limited	7,319	27.3	15.6	0.488	268	470	14,991
Red Back Mining Inc.	6,427	12.3	7.4	0.342	525	874	18,788
IAMGOLD Corporation	6,058	28.7	14.5	0.939	211	418	6,452
Source: Company reports and Grant Samuel analysis
The multiples of reserves and resources implied by the valuation of Lihir Island are modest by comparison with the reserve and resource multiples implied by the share prices of major gold companies (particularly given that the valuation of Lihir Island represents a full underlying value, including a premium for control). On the other hand, the production multiples implied by the valuation are relatively high by comparison with the production multiples for comparable gold companies. This reflects, in part, Lihir Island’s very long expected mine life.

The average mine life of the major gold companies set out above (based on current production and reserve levels) is approximately 20 years. While the analysis is somewhat arbitrary, it is useful to consider the valuation parameters that would apply if the market was effectively discounting production beyond a 20 year time horizon. At current production levels, a 20 year mine life would imply an adjusted reserve for Lihir Island of approximately 17 million ounces. Based on this adjusted reserve, the valuation range for Lihir Island would imply multiples of US$441-500 per ounce. These multiples are considered reasonable by comparison with the reserve multiples implied by the share prices of the major gold companies, given that the multiples for the comparables do not include a premium for control.

Overall, Grant Samuel believes that the multiples implied by its valuation of Lihir Island are reasonable, having regard to the particular characteristics of the mine and the risk factors set out above.
7.4   Bonikro
Grant Samuel has valued LGL’s 90% interest in the Bonikro operations in the range US$595-645 million, which equates to A$692-750 million at an exchange rate of A$1.00 = US$0.86.

[34]	Historical gold production for Eldorado Gold assumes the acquisition of Sino Gold by Eldorado Gold was completed on 1 January 2009.

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The valuation of Bonikro is an overall judgement on value. The valuation reflects evidence as to value derived from the gold futures methodology, discounted cash flow analysis, comparable company analysis and valuation benchmarks commonly used in the gold sector, and takes into account the sovereign risk in Côte d’Ivoire. The valuation incorporates an amount of US$20 million in respect of LGL’s Côte d’Ivoire exploration interests.

Grant Samuel prepared detailed financial models for the Bonikro operations. These models were based on two valuation cases, which incorporate production, capital and operating cost projections developed by AMC using information provided by LGL. The models also take into account the value of the inter-company amounts due to LGL by its Côte d’Ivoire subsidiaries. These amounts are required to be repaid prior to the payment of dividends to the shareholders. The models incorporate the five year tax holiday agreed with the Côte d’Ivoire Government that expires on 31 December 2013.

Case 1 assumes the mining of 1.7 million ounces of contained gold, which is estimated to be broadly consistent with reserves plus 318,000 ounces from Bonikro Deeps and 432,000 ounces from the Hiré deposits. The case assumes that debottlenecking of the Bonikro processing plant allows an increase in annual production capacity from the current 2.2 million tonnes to 2.4 million tonnes. Mining continues until 2019 and the processing of stockpiles until 2021. In total, 27.2 million tonnes of ore is mined over the life of the project at an average gold grade of 1.9 g/t, for gold production of 1.6 million ounces, of which approximately 900,000 ounces are not currently in reserves. Closure expenses totalling US$10 million are incurred in 2022.

Case 2 is an extended version of Case 1 and assumes the mining of 171,000 ounces of the 232,000 ounces currently defined at Dougbafla East and an additional mining inventory of 303,000 ounces from exploration targets in the Bonikro, Hiré and Dougbafla areas. The case assumes an expansion of the Bonikro processing plant’s capacity to 3.5 million tonnes per annum. Case 2 assumes that, in total, 2.1 million ounces of gold are mined, including approximately 1.4 million ounces sourced from resources not currently in reserves or not yet delineated. Mining is assumed to continue to 2019 and processing to complete in 2020. In total, 35.1 million tonnes of ore is mined over the project life at an average gold grade of 1.9 g/t, for gold production of 2.0 million ounces. Closure expenses totalling US$20 million are incurred in 2020 and 2021.

The following table summarises projected production and costs for the two scenarios:
Bonikro — Model Parameters

	Year ended 31 December					Total Life
100%	2010	2011	2012	2013	2014	of Mine
Case 1
Ore milled (000’s t)	2,018	2,163	2,163	2,163	2,211	27,167
Gold milled grade (g/t)	2.19	2.15	2.14	1.00	1.80	1.91
Gold production (000’s oz)	134	140	140	66	120	1,580
Total cash costs (US$/oz) [35]	494	456	423	818	469	432
Capital expenditure (US$ million)	10	6	5	5	2	43
Case 2
Ore milled (000’s t)	2,018	2,496	2,591	3,329	3,493	35,078
Gold milled grade (g/t)	1.58	1.20	2.12	2.52	1.83	1.90
Gold production (000’s oz)	96	91	170	259	195	2,046
Total cash costs (US$/oz)	670	762	504	374	467	421
Capital expenditure (US$ million)	15	35	48	12	2	147

[35]	Total cash costs are per ounce of gold produced and after refining charges and royalties.

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The results of the financial analysis are summarised below:
Bonikro — Results from Financial Analysis (US$ million)

	Spot Gold Price
LGL Interest	US$1,200	US$1,220	USS$1,240
Case 1
Gold futures methodology	806	814	822
DCF — 0% real discount rate	741	759	777
DCF — 5% nominal discount rate	604	619	634
DCF — 10% nominal discount rate	436	447	458
Case 2
Gold futures methodology	980	990	1,001
DCF — 0% real discount rate	900	924	948
DCF — 5% nominal discount rate	728	748	768
DCF — 10% nominal discount rate	511	526	540
Grant Samuel’s valuation of Bonikro in the range US$575-625 million (excluding the value of exploration interests) takes into account the results of the financial analysis set out above. It also reflects the sovereign risk in Côte d’Ivoire. The situation in Côte d’Ivoire has been volatile since 1999. A military coup overthrew the Government in December 1999, a failed coup attempt in September 2002 sparked a civil war and the country has experienced several periods of unrest since then, largely related to the unresolved political situation. Elections have been postponed several times since 2002 and there have been disagreements about the eligibility of some key political figures. In February 2010, the President of Côte d’Ivoire dissolved the coalition government, which was headed by a rebel leader, and disbanded the electoral commission in charge of organising elections, raising further questions about the outcome of the peace process. The United Nations and France have troops in the country, which reflects the persisting risk of conflict. LGL’s operations have not been materially affected by civil unrest in recent years and LGL has not experienced any significant problems with the local communities. Nonetheless, it appears reasonable to conclude that the value of Bonikro is materially affected by sovereign risk issues associated with the mine’s location in Côte d’Ivoire.

The value range implies the following valuation parameters:
Bonikro — Implied Valuation Parameters (US$/oz)

	Variable	Implied Multiple
Multiples of LGL’s Interest in	(000’s oz)	Low	High
Gold resources	2,113	272	296
Gold reserves	684	841	914
Gold production 2009	135	4,259	4,630
Gold production 2010 (projected)	108	5,324	5,787
Grant Samuel has compared these valuation parameters with the reserve, resource and production multiples implied by the share market capitalisations of comparable listed companies with projects in Africa:

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Comparable Analysis

		Variable (Gold) (000’s oz)			EV Multiples (US$/oz)
	Enterprise							2010 Cash
	Value			2010			2010	Costs
	(US$ m)	Resources	Reserves	Production	Resources	Reserves	Production	(US$/oz)
Bonikro — Low	575	2,113	684	108	272	841	5,324		420
— High	625				296	914	5,787
Mines
Crew[36]	602	5,219	2,988	178	115	201	2,596		809
Golden Star	987	6,623	3,357	360	149	294	2,742		585
MDL[37]	530	3,159	1,466	155	168	361	3,414		512
Resolute	505	10,344	2,216	400	49	228	1,264	A$	790
Projects
Perseus[38]	441	6,309	1,927	207	70	229	2,128		392
Source: Company reports and Grant Samuel analysis
The reserve multiples implied by the valuation are very high by comparison with the comparable companies, but are considered reasonable taking into account AMC’s high levels of confidence that substantial additional reserves will be delineated and mined at and around Bonikro. The resource and production multiples are consistent with those of the comparable companies.

AMC has valued LGL’s interest in the Côte d’Ivoire exploration tenements in the range US$13-27 million. Grant Samuel has assumed a value of US$20 million for the exploration interests for the purposes of this valuation.
7.5     Mount Rawdon
Grant Samuel has valued 100% of the Mount Rawdon mine in the range US$340-390 million, which equates to A$395-453 million at an exchange rate of A$1.00 = US$0.86.

The valuation of Mount Rawdon is an overall judgement on value. The valuation reflects evidence as to value derived from the gold futures methodology, discounted cash flow analysis, comparable company analysis and valuation benchmarks commonly used in the gold sector.

Grant Samuel prepared a detailed financial model for the Mount Rawdon operation. The model was based on a single valuation case, which incorporates production, capital and operating cost projections developed by AMC using information provided by LGL. It essentially reflects the established operating history of the Mount Rawdon operation and the limited potential for mine life extension beyond the reported reserves.

The model assumes the mining of approximately 880,000 ounces of contained gold, which is broadly consistent with reserves of 835,000 ounces as at 1 January 2010. In total, 33 million tonnes of ore are milled over the life of the project at an average gold grade of 0.81 g/t for gold production of 776,018 ounces. Total capital expenditure over the life of the operation is estimated at approximately A$32 million and includes A$11 million in closure related expenditure incurred after the completion of mining and processing operations in 2019.

[36]	Production statistics for Crew relate to 2009 production.

[37]	Costs for MDL relate to the weighted average cash costs for the nine months ended 31 March 2010.

[38]	Production and cash costs for Perseus relate to the CAGP project only and are for the first year of production.

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The following table summarises projected production and costs for Mount Rawdon:
Mount Rawdon — Model Parameters

						Total
	Year ended 31 December					Life of
100%	2010	2011	2012	2013	2014	Mine
Ore mined (000’s tonnes)	6,947	4,256	3,454	5,529	6,735	33,574
Ore milled (000’s tonnes)	3,472	3,638	3,648	3,648	3,648	33,774
Gold milled grade (g/t)	0.89	0.95	0.80	1.05	1.23	0.81
Gold production (000’s ounces)	87	98	83	110	130	776
Total cash costs (US$/oz) [39]	743	683	800	562	423	596
Capital expenditure (A$ million)	7.6	3.8	3.8	1.3	1.3	31.9
The results of the financial analysis at gold prices around the spot price as at the date of this report are summarised below:
Mount Rawdon — Results of Financial Analysis (US$ million)

	Spot Gold Price
100%	US$1,200	US$1,220	US$1,240
Gold futures methodology	424	435	446
DCF — 0% real discount rate	404	415	426
DCF — 5% nominal discount rate	360	370	380
DCF — 10% nominal discount rate	301	309	318
The analysis assumes that Mount Rawdon can utilise carried forward tax losses within the Australian group of LGL. These losses total approximately A$390 million and mean that Mount Rawdon would pay only modest tax, at the end of the life of the mine.

The valuation range for Mount Rawdon of US$340-390 million implies the following valuation parameters:
Mount Rawdon — Implied Valuation Parameters (US$/oz)

	Variable	Implied Multiple
Multiples of	(000’s oz)	Low	High
Gold resources	1,340	254	291
Gold reserves	835	407	467
Gold production 2009	108	3,148	3,611
Gold production 2010 (projected) [40]	95	3,579	4,105
Grant Samuel has compared these valuation parameters with the reserve, resource and production multiples implied by the share market capitalisations of comparable listed companies with projects in Australia:

[39]	Total cash costs are per ounce of gold produced and after refining charges and royalties.

[40]	Production forecast is the mid point of the forecast range of 90,000-100,000 ounces as disclosed in LGL’s 2010 First Quarter Production Report 2010.

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Comparable Analysis

		Variable (Gold) (000’s oz)			EV Multiples (US$/oz)
	Enterprise
	Value			2010			2010	2010 Cash
	(US$ m)	Resources	Reserves	Production	Resources	Reserves	Production	Costs/oz
Mount Rawdon[41] — Low	340	1,340	835	95	254	407	3,579	<US$	700
— High	390				291	467	4,105
Mines
Dominion[42]	240	1,461	702	87	164	342	2,759	A$	607
Silver Lake	267	1,488	n/a	65	180	n/a	4,108		n/a
Catalpa[43]	200	1,910	1,024	130	105	195	1,538	A$	648
Projects
Regis Resources[44]	318	3,554	761	90	89	418	3,533	A$	557
Source: Company reports and Grant Samuel analysis
The multiples of reserves and resource implied by the valuation of Mount Rawdon are broadly consistent with the multiples for the comparable companies, given that the valuation of Mount Rawdon represents a full underlying value, including a premium for control, while the multiples for the comparable companies are based on share market trading values.
7.6     Corporate Costs
LGL incurs corporate costs that have not been included in the valuations of the gold assets. The costs include expenses associated with maintaining a head office, the executive management team and finance, human resources and administration activities. It is likely that a significant portion of these costs could be eliminated by a corporate acquirer. Costs associated with being a public listed company would also be eliminated by an acquirer of LGL. An allowance of US$80-100 million has been made in the valuation for the capitalised value of the residual overhead costs.
7.7     Net cash
LGL had net cash of US$422 million as at 31 December 2009. Grant Samuel has adjusted this net cash balance for a number of items including proceeds from the sale of Ballarat and LGL’s obligations relating to share rights outstanding under the LESP and the LESOP. LGL proposes to acquire LGL shares on market and provide these shares to the holders of the share rights prior to the implementation of the Scheme. The adjusted net cash for the purposes of the valuation is US$394 million.

[41]	Production guidance provided in First Quarter Production Report 2010 and cash cost guidance provided in FY2009 annual report.

[42]	FY2010 production forecast includes actuals to 31 March 2010 and guidance provided for quarter ending 30 June 2010. Cash cost forecast does not include royalty payments and is as per guidance provided in November 2009.

[43]	Production forecast is based on average annual production of 100,000 ounces at Edna May and 30,000 ounces at Cracow mine (representing Catalpa’s interest in the Cracow mine). Cash costs forecast is a weighed average of the cash costs guidance of A$663 per ounce at Edna May and A$600 per ounce at Cracow mine.

[44]	Production and cash costs are based on LOM production and cash costs as reported in the definitive feasibility study.

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8     Evaluation of the Proposal
8.1       Summary and Conclusion
In Grant Samuel’s opinion the Proposal is in the best interests of LGL shareholders, in the absence of a superior proposal.

Given the relative size of Newcrest and LGL, the Proposal can be analysed either as a merger of the companies or as a takeover of LGL by Newcrest. A group of major institutional shareholders that holds around 26% of LGL also holds approximately 35% of Newcrest, and for these shareholders in particular it may be appropriate to assess the Scheme on the basis of merger analysis rather than as a takeover.

The combination of Newcrest and LGL (the “merged Newcrest”) will create one of the world’s largest gold companies, with very long life assets, competitive cash costs and the potential for substantial growth in gold reserves. Having regard to relative contributions of reserves, resources, production and share market values, LGL shareholders will hold a share in the merged Newcrest that is broadly consistent with (and in some cases exceeds) their contribution to the merged Newcrest. In this sense, the Proposal is fair to LGL shareholders. While movements in gold price and exchange rates make it difficult to quantify precisely the premium implied by the terms of the Proposal, in Grant Samuel’s view, LGL shareholders will receive a meaningful premium.

Moreover, merging the companies will realise some synergies (Newcrest has estimated these at A$85 million per annum). There are also arguments that the significant increase in the size of the merged Newcrest and the likely increase in its trading liquidity will attract additional investor interest, lower the cost of capital and ultimately result in a re-rating. While such benefits are difficult to quantify, in Grant Samuel’s view the benefits are nevertheless likely to be real. Overall, on the basis of merger analysis the Proposal is in the best interests of LGL shareholders.

Evaluation of the Proposal in terms of takeover analysis requires a comparison of the underlying value of LGL shares with the value of the Consideration offered by Newcrest. Judgements regarding the value of LGL and of the Consideration offered by Newcrest are subject to uncertainty. This uncertainty reflects factors including recent gold price and exchange rate volatility, and the complexity and unique characteristics of LGL’s flagship Lihir Island operation.

The Consideration to be received by LGL shareholders will principally consist of shares in the merged Newcrest. On the basis of Newcrest share prices in the range A$33.50-34.50, Grant Samuel has attributed a value of A$4.20-4.32 per LGL share to the Consideration.

The apparent premium provided by the Consideration at the time the Proposal was announced (in the range 36-40%, depending on the time frame for measurement) was attractive. Between 1 April 2010 and 13 July 2010, Newcrest shares underperformed global gold equities (in US$ terms) by around 10%, potentially reflecting amongst other factors the fall in the copper price over that period. Accordingly, it is likely that the actual premium provided by the Consideration has declined. The current level of the premium (i.e. relative to the price at which LGL shares would be trading absent the Scheme proposal, recognising that LGL has no exposure to copper) cannot be accurately determined, given the movement in gold prices and exchange rates over the period. However, in Grant Samuel’s view, it is likely that the terms of the Proposal continue to represent a significant (although reduced) premium for LGL shareholders.

Grant Samuel has valued LGL in the range A$4.28-4.83 per share. This valuation range reflects recent gold prices in the range US$1,200-1,240 per ounce and an exchange rate of around A$1.00 = US$0.86. The valuation range would change for different gold prices and exchange rates. The key judgement in the valuation of LGL relates to the value of the Lihir Island mine. The valuation takes into account Lihir Island’s status as one of the world’s largest gold deposits, with gold reserves of 28.8 million ounces. It reflects the expected improvements in Lihir Island’s operating performance following the completion of the Million Ounce Processing Upgrade (“MOPU”) project, including increased annual gold production and reduced cash operating costs, and the

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potential for a material expansion of the Lihir Island reserve base. The valuation also takes into account various risks associated with Lihir Island, including geotechnical and other technical risks, and sovereign risks associated with the mine’s location in Papua New Guinea.

On the basis of a comparison of the estimated value of the Consideration (A$4.20-4.32) with the estimated underlying value of LGL (A$4.28-4.83), the Consideration is fair (albeit marginally). There are uncertainties associated with judgements regarding the value of LGL and Newcrest shares. The valuation of gold assets is intrinsically uncertain. Theoretical models for valuing gold assets appear to have lost predictive power, following a de-linking of gold equities and physical gold through the global financial crisis in 2008 and the more recent European sovereign debt crisis. Lihir Island is a unique gold operation and there is uncertainty as to how its very long operating life should be captured in a valuation assessment. Accordingly, conclusions as to fairness based on theoretical valuation analysis should be treated with caution (particularly since the estimated value of the Consideration only just falls within the bottom end of the valuation range for LGL).

However, far more reliable evidence as to value is available. Since LGL’s announcement on 1 April 2010 that it had received and rejected an acquisition proposal from Newcrest, LGL and its advisers have conducted an extensive process to solicit alternative offers for the company. The Merger Implementation Agreement between Newcrest and LGL contained a specific carve out that allowed LGL to engage with potential acquirers (including through the provision of detailed information regarding LGL) up to 8 June 2010. Given LGL’s size, there are only a limited number of credible potential acquirers of LGL. It is reasonable to conclude that all these potential acquirers have been aware of LGL’s process to seek a superior proposal and, if potentially interested, have conducted sufficient due diligence on LGL to allow them to frame alternative proposals. By the time LGL shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

If no superior proposal is forthcoming, there will be good reason for LGL shareholders to vote in favour of the Scheme. On one view, the competitive sale process undertaken by LGL will provide the best possible evidence as to the current underlying value of LGL. On this view, the absence of a superior proposal would confirm that the Consideration reflects full underlying value. This argument has additional weight given the uncertainties inherent in the valuation analysis for LGL and for Newcrest shares. In the context of these uncertainties, market based evidence as to value (as revealed through LGL’s sale process) would generally be preferred and the Consideration would be deemed fair.

Because all market participants (including investors and potential acquirers of LGL) face uncertainty in their valuation judgements regarding LGL, the sale process conducted by LGL and its advisers will not provide incontrovertible evidence as to the underlying value of LGL. In particular, it is likely that any competing proposal will be developed and framed by reference to the LGL share price. There is some risk that the pre-announcement LGL share price did not properly reflect the value of LGL. Accordingly, there is a risk that even a proposal at an apparently attractive premium to the LGL share price might not reflect full underlying value. The logical consequence of this argument would be that LGL shareholders would be better off continuing to hold their LGL shares for the medium term, in expectation of a market re-rating of LGL. However, the argument effectively relies on two instances of market failure — a failure of the public equity markets to properly value LGL shares, and a subsequent failure of the market for corporate control to attribute an appropriate control value to LGL. On balance, Grant Samuel believes that it is reasonable to conclude that the sale process conducted by LGL and its advisers is likely to deliver a value outcome that approaches underlying value and that the Consideration is therefore fair.

The merger of Newcrest and LGL will have a number of other advantages and disadvantages for LGL shareholders. It will provide project diversification (given LGL’s current focus on Lihir Island), although this diversification could also be achieved at an investor level through portfolio allocation. It will provide exposure to Newcrest’s growth projects, particularly at Cadia East and

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Wafi-Golpu in Papua New Guinea. On the other hand, it will dilute LGL’s status as a pure gold developer, given Newcrest’s significant copper exposure. It will expose LGL shareholders to Newcrest project development risk. In particular, LGL shareholders will be exposed to the risks associated with development of Newcrest’s Cadia East underground mine, which will have capital costs of around A$2 billion and will mine a very large, very low grade gold/copper ore body using the block caving mining method. All of these advantages, disadvantages and risks should already be reflected in the Newcrest share price and do not significantly affect the assessment of the Proposal.

The recent LGL share price has closely tracked the Newcrest share price and appears to reflect an expectation that the Proposal will proceed. Shareholders should understand that if the Proposal does not proceed then (absent some alternative proposal) the LGL share price is likely to fall, potentially significantly.

Overall, Grant Samuel has concluded on the basis of merger analysis that the Proposal is fair and in the best interests of LGL shareholders. Evaluation of the Proposal on the basis of takeover analysis requires consideration of both subjective valuation judgements regarding the value of LGL and objective market based evidence (as revealed by LGL’s process to find alternative proposals for the acquisition of LGL). Grant Samuel has concluded having regard to theoretical valuation analysis that the Consideration is fair (although this conclusion is marginal). More importantly, if LGL’s process to seek an alternative offer for the company does not result in a superior proposal, there are strong market based grounds to conclude that the Consideration is the highest value available to LGL shareholders. On this basis, the Consideration represents full underlying value and the Proposal is therefore by definition fair and reasonable.

In Grant Samuel’s view, in the absence of a superior proposal, the Proposal is in the best interests of LGL shareholders.

LGL shareholders should understand that the valuation of LGL, the value of the Consideration and the overall assessment as to whether the Proposal is in their best interests could change, potentially significantly, as a result of changes in the gold price, exchange rates, market conditions, the operational prospects for the assets of Newcrest and LGL or for other reasons.
8.2   Approach
Grant Samuel has evaluated the Proposal on the basis of both merger and takeover analysis. The combination of Newcrest and LGL through the Proposal has many of the characteristics of a merger:
▪	the proportions of value in the merged Newcrest that will be attributable to Newcrest and LGL shareholders are reasonably even. LGL shareholders will hold approximately 37% of the aggregate value of the merged Newcrest, and will share in approximately 38% of the total value available if the cash component of the Consideration is taken into account;

▪	a group of three institutional shareholders holds around 26% of the shares in LGL and 35% of the shares in Newcrest. There are likely to be further shareholders that hold shares in both companies. Merger analysis is likely to be particularly appropriate for these common shareholders; and

▪	the merged Newcrest will have an open register, with no controlling shareholder or shareholders. Arguably, control will not pass at a shareholder level.
On the other hand, there are factors that suggest that the transaction should be evaluated as a takeover:
▪	control of LGL will clearly pass in the sense of Board and management control;

▪	both Newcrest and LGL have effectively treated the transaction as a takeover, with Newcrest offering a premium and LGL conducting a process to seek a superior proposal; and

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▪	while the share register of the merged Newcrest will be open and in that respect there will be no impediment to a takeover offer for the merged Newcrest, as a practical matter, the size of the merged Newcrest relative to the other gold majors will significantly reduce the potential for a subsequent takeover offer for the merged Newcrest. The prospects for LGL shareholders of realising a takeover premium through a subsequent transaction are consequently limited. Accordingly it is a relevant consideration for LGL shareholders as to whether they will realise full underlying value (including a full premium for control) through the Proposal.
8.3	Merger Analysis

Merger analysis is based on comparing the relative contributions of LGL and Newcrest shareholders with the shares of the merged Newcrest that they will hold if the Scheme is implemented. The following table illustrates the proportions of reserves, resources and production that the two groups of shareholders will contribute:
Relative Contributions

Variable	LGL	Newcrest	LGL Contribution
Gold reserves[45] (Moz)	30.3	42.8	41%
Gold equivalent reserves[46] (Moz)	30.3	68.6	31%
Gold resources[45] (Moz)	52.1	80.0	39%
Gold equivalent resources[46](Moz)	52.2	158.7	25%
Gold production
- twelve months to 30 June 2009 (000’s oz)	1,166	1,631	42%
- nine months to 31 March 2010 (000’s oz)	732	1,236	37%
Share market values
- pre-announcement (A$ billion)	7.2	15.9	31%
- pro-forma current (A$ billion)	8.4	16.8	33%
LGL shareholder interest in merged Newcrest (shareholding)			37%
LGL shareholder interest in aggregate value (including cash consideration)			38%
The analysis shows that the share of the merged company held by LGL shareholders will be broadly consistent with their contribution of reserves, resources, production and share market values. Based on gold reserves and resources, LGL shareholders are contributing marginally more than their share of the merged company. Based on gold equivalent reserves and resources (which includes the value of Newcrest’s reported copper and silver reserves and resources), LGL shareholders’ contribution is significantly less than their share of the merged company. On this measure the terms of the Proposal appear favourable to LGL shareholders.

Based on share market values immediately before the announcement of the Initial Proposal on 1 April 2010, LGL shareholders are contributing significantly less than their share of the merged company, suggesting that the terms of the Proposal are favourable to LGL shareholders. This is consistent with the significant premium implied by the Consideration based on share prices at the time of the announcement of the Initial Proposal.
Analysis based on contributions of share market value is potentially misleading. Between the announcement of the Initial Proposal and 13 July 2010, Newcrest shares have underperformed global gold equities (in US$ terms) by around 10%. This underperformance appears to have been the consequence of factors including the announcement of the RSPT and the significant fall in the copper price (as well as, potentially, hedge fund trading related to the Proposal and a general sell-

[45]	All gold reserve and resource data are based on the reserves and resources most recently reported by LGL and Newcrest.

[46]	Gold equivalent reserve and resource data are based on converting copper and silver reserves and resources at a gold price of US$1,220 per ounce, a copper price of US$3.00 per pound and a silver price of US$18.75 per ounce.

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off of Australian equities). LGL shares have traded in line with Newcrest shares (at approximately the ratio implied by the Proposal terms). In the absence of the Proposal, LGL shares would almost certainly have risen, reflecting the rise in the gold price and the fall in the Australian dollar over the period. The pro-forma share market value for Newcrest set out in the table above is based on its current share price. The pro-forma share market value for LGL assumes that the LGL share price would have risen in line with global gold equities (by around 17% in A$ terms between 1 April 2010 and 13 July 2010), but for the announcements of the Initial Proposal and Proposal. It is not possible to predict with any accuracy the price at which LGL and Newcrest shares would be trading in the current market place, absent the Proposal. Accordingly, the analysis based on pro-forma current share market values needs to be assessed with caution. However, it suggests that the terms of the Proposal are fair to LGL shareholders.

The analysis does not take into account the net debt position of Newcrest as at 31 December 2009 of A$137 million and LGL’s adjusted net cash of US$394 million. Relative contributions of reserves, resources and production do not take into account any asset quality differentials in terms of production costs, production growth potential or other factors. In Grant Samuel’s view, however, the merger analysis suggests that the terms of the Proposal are fair having regard to the interests of LGL shareholders.

LGL shareholders would also share in any value created through the combination of Newcrest and LGL. Newcrest has estimated that annual synergies of around A$85 million should ultimately be available to the merged company. The value of these synergies would be significant, although not material in the context of the size of the merged Newcrest. In addition, the creation through the Proposal of a gold company much larger than either Newcrest or LGL has the potential to lead to a re-rating of the merged company. The size and asset quality of the merged company and the likely liquidity in the market for its shares should make it attractive for international investors in gold equities. It is reasonable to expect some benefits in terms of a reduced cost of capital for the merged Newcrest, although these benefits are difficult to quantify.
8.4	Premium for Control

Based on the VWAP for Newcrest and LGL shares for various periods prior to the announcement on 1 April 2010 that Newcrest had made an acquisition proposal, the Consideration represented the following premiums to the LGL pre announcement share price:
Proposal – Implied Premiums

	LGL	Newcrest	VWAP	Consideration Range Premium
Date/Period	VWAP (A$)	VWAP (A$)	Premium	A$4.20	A$4.32
1 day	3.05	32.93	36%	38%	42%
5 days	3.06	33.37	37%	37%	41%
1 month	3.03	33.55	39%	39%	43%
3 months	2.99	33.41	40%	41%	45%

Source: Bloomberg and Grant Samuel analysis
The value attributed to the Consideration of A$4.20-4.32 implied a premium to LGL’s VWAP before the announcement on 1 April 2010 of Newcrest’s initial takeover proposal in the range 37%-45%, depending on the time frame for measurement of the premium. On this basis, the apparent premium provided by the Consideration is attractive.

However, movements in the gold market since the announcement of Newcrest’s initial takeover proposal mean that premium estimates based on historical share prices are misleading. Between 31 March 2010 and 13 July 2010, the S&P TSX Global Gold Index increased by 12%. By contrast, the Newcrest share price (in US$ terms) increased by only 2%. This underperformance of around 10% means that it is likely that the effective premium has fallen.

Since the announcement of the Initial Proposal, the LGL share price has broadly tracked the Newcrest share price. If LGL shares had instead performed in US$ terms in line with the S&P

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TSX Global Gold Index in the period ended 13 July 2010, LGL shares would have been trading at around A$3.54. On the basis of Newcrest’s closing share price on 13 July 2010 of A$34.83, the implied value of the Consideration would have been approximately A$4.36, which would represent a premium of around 23%. Some caution must be applied to this analysis, given the assumptions that it involves in relation to LGL’s share price performance in the absence of the Proposal. Having regard to the negative sentiment that appears to have affected Australian stocks generally, it may well be that LGL would not have performed in line with the S&P TSX Global Gold Index. Moreover, while LGL shares have broadly tracked the S&P TSX Global Gold Index in recent times (at least in a directional sense), LGL shares have overall underperformed relative to the S&P TSX Global Gold Index since January 2008:

Source: Bloomberg and Grant Samuel analysis
On the other hand, this underperformance may have reflected specific factors (e.g. the unsuccessful Ballarat acquisition) that no longer apply. It may not be appropriate to extrapolate LGL’s historical average underperformance across shorter periods characterised by strong gold prices. There is an argument that LGL may have outperformed other gold stocks in recent weeks, given the significant falls in the copper price since 1 April 2010 and given that LGL (unlike almost all the major gold stocks) has no copper exposure.

The following table shows the premiums implied by the Consideration (based on Newcrest’s closing share price of A$34.83 on 13 July 2010) for various assumptions regarding LGL’s performance relative to the S&P TSX Global Gold Index in the period ended 13 July 2010, in the absence of the Proposal:
Range of Potential Premiums

	Assumed LGL performance relative to S&P TSX Global Gold Index
	-10%	-5%	In line
Effective Premium	35%	29%	23%

Source: Bloomberg and Grant Samuel analysis
The table shows that if it is assumed that LGL would have performed in line with the S&P TSX Global Gold Index in the absence of the Proposal, then the effective premium would be around 23%. However, if it is assumed that LGL would have underperformed relative to the S&P TSX Global Gold Index in the absence of the Proposal by (say) 10%, then the premium implicit in the Consideration would be approximately 35%.

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Overall, any conclusions regarding the effective premium now implicit in the Consideration are inevitably uncertain. Nevertheless, while it is likely that the premium has fallen, in Grant Samuel’s view the premium remains significant.
8.5	Takeover Analysis

Takeover analysis requires a comparison of the estimated value of the Consideration with the estimated underlying value of LGL. Grant Samuel has valued the Consideration in the range A$4.20-4.32 per LGL share, based on a market value of Newcrest shares of A$33.50-34.50 per share.

In assessing the fairness of the Consideration, Grant Samuel has considered two sets of evidence as to the underlying value of LGL. On the one hand, Grant Samuel has had regard to its valuation of LGL in the range A$4.28-4.83. On the other hand, Grant Samuel has considered evidence as to the value of LGL that can be derived from the process by which LGL and its advisers have sought alternative proposals for the company. Underlying value (or control value) is generally defined as the highest price that can be realised for an asset or a company within a reasonable time frame, assuming a thorough sale process, that potential buyers are fully informed and that both buyers and the seller are willing but not anxious participants in the process. It is generally reasonable to conclude that the highest price realised by a competitive, properly conducted sale process represents full underlying value.

On the basis of a comparison of the estimated value of the Consideration (A$4.20-4.32) with the estimated value for LGL (A$4.28-4.83), the Consideration is fair (albeit marginally). However, this conclusion should be treated with caution. The valuation of LGL is inherently uncertain, given a variety of issues relating to the valuation of gold assets generally and given the particular characteristics of LGL’s Lihir Island asset.

Moreover, relatively small changes in the valuation parameters could lead to a different conclusion as to fairness. Newcrest shares have recently traded at around A$35.50, which implies a value for the Consideration of approximately A$4.44 per LGL share. The valuation of LGL was based on an exchange rate of A$1.00 = US$0.86. Exchange rates continue to fluctuate and have subsequently varied between A$1.00 = US$0.88 and A$1.00 = US$0.84. Although there is not necessarily a direct relationship between exchange rates and the valuation range, Grant Samuel’s analysis suggests (assuming all other assumptions remain constant) that a one cent movement in the exchange rate will affect the valuation of LGL by approximately A$0.05 per LGL share.

More importantly, however, there is useful and in Grant Samuel’s view more reliable evidence as to value to be derived from LGL’s sale process for the company. Since LGL’s announcement on 1 April 2010 that it had received and rejected an acquisition proposal from Newcrest, LGL has conducted a formal process to solicit alternative offers for the company. LGL established a data room with extensive technical and other information and made contact with a number of parties that could potentially have interest in putting forward a competing proposal. The Merger Implementation Agreement between Newcrest and LGL contained a specific carve out that allowed LGL to engage with potential acquirers up to 8 June 2010. Given LGL’s size, there are only a limited number of credible potential acquirers. It is reasonable to conclude that all these potential acquirers have been aware of LGL’s process to seek a superior proposal and, if potentially interested, have conducted sufficient due diligence on LGL to allow the framing of alternative proposals. By the time LGL shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL. (Although a break fee of US$60 million would be payable in the event that LGL preferred an alternative proposal, this amount is not significant in the context of the overall transaction size).

If no superior proposal is forthcoming, there will be good reason for LGL shareholders to vote in favour of the Scheme. On one view, the competitive sale process undertaken by LGL will provide the best possible evidence as to the underlying value of LGL. On this view, the absence of a

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superior proposal would confirm that the Consideration reflects full underlying value. This argument has considerable weight, given the uncertainties inherent in the valuation analysis for LGL and for Newcrest shares. In the context of these uncertainties, market based evidence as to value (as revealed through LGL’s sale process) would generally be preferred. At a minimum, the absence of any superior proposal would suggest that the Proposal provides consideration close to underlying value.

Given that all market participants (including investors and potential acquirers of LGL) face uncertainty in their valuation judgements regarding LGL, the sale process conducted by LGL and its advisers will not provide incontrovertible evidence as to the underlying value of LGL. In particular, it is likely that any competing proposal will be developed and framed by reference to the LGL share price. There is some risk that the pre-announcement LGL share price did not properly reflect the value of LGL. Accordingly, there is a risk that even if LGL received a proposal at an apparently attractive premium to the LGL share price, that proposal might not reflect full underlying value. The logical consequence of this argument would be that LGL shareholders would be better off continuing to hold their LGL shares for the medium term, in expectation of a market re-rating of LGL. However, the argument effectively relies on two instances of market failure – a failure of the public equity markets to properly value LGL shares, and a subsequent failure of the market for corporate control to attribute an appropriate control value to LGL. On balance, Grant Samuel believes that it is reasonable to conclude that the process conducted by LGL and its advisers is likely to deliver a value outcome that at least approaches underlying value.

Assessment of the fairness of the Consideration requires in part a weighing up of theoretical valuation analysis against evidence as to value that can be derived from LGL’s sale process. In the absence of a superior proposal, there are strong grounds to conclude that the Consideration is the highest value available to LGL shareholders. On this basis the Consideration represents full underlying value and the Proposal is fair and reasonable.
8.6	Other Advantages, Disadvantages and Risks

If the Proposal is implemented, LGL shareholders will be exposed to the development and general operational risks associated with, in particular, the Cadia East development and the Telfer mine.

Overall, these issues and risks should be well understood by analysts and investors and should be incorporated in the Newcrest share price. However, LGL shareholders should understand that any extreme manifestation of these risks (such as a failure of the bulk underground mining method proposed for Cadia East) could have a material adverse effect on the Newcrest share price. The extent of this effect could be exacerbated by a market re-assessment of the premium rating that Newcrest shares currently enjoy.

Other factors that LGL shareholders should consider are:
▪	since the announcement of the Proposal, the LGL share price has generally tracked the Newcrest share price on a basis consistent with the terms of the Proposal. In the absence of the Proposal or some similar proposal for a change of control of LGL, it is likely that the LGL share price would fall, potentially significantly. Shareholders would be unlikely in the short term to realise the value delivered by the Proposal (assuming the continuation of current market conditions) through selling their LGL shares in the ordinary course of share market trading;

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▪	with an approximate 37% interest in the merged Newcrest, LGL shareholders will retain some exposure to any potential upside in LGL’s assets;

▪	the Proposal provides increased diversification for LGL shareholders in terms of both assets and geographic exposure. On the other hand, LGL shareholders could achieve this diversification through portfolio allocation (buying and selling shares in Newcrest and LGL);

▪	LGL shareholders’ current pure gold exposure will be diluted. Newcrest has a significant exposure to copper, with approximately 23% of its revenue for the year to 30 June 2009 and approximately 38% of gold equivalent reserves attributable to copper;

▪	total transaction costs related to the Proposal are expected to be approximately US$23 million. Of these costs, approximately US$18 million will have been committed prior to the LGL shareholder meeting to vote on the Proposal. These costs are not material in the context of the merged Newcrest and represent approximately 0.2% of the merged Newcrest’s net assets; and

▪	the acquisition of LGL by Newcrest is a substantial transaction for Newcrest, increasing reserves and resources by 71% and 65% respectively. While there are integration risks in any merger, given the similar nature of the asset bases of LGL and Newcrest these risks should not be material.
8.7	Ineligible Foreign Shareholders

Ineligible foreign shareholders will not receive Newcrest shares. The Newcrest shares that would otherwise have been issued to them will instead be issued to a nominee in trust for such shareholders, who will sell the shares and distribute the net proceeds to them. They may also have to pay tax on any profit on the disposal of the LGL shares (in their country of residence). However:
▪	their Newcrest shares will be sold for market value;

▪	they can acquire Newcrest shares through the ASX if they wish to retain an exposure to the merged Newcrest; and

▪	shareholder representing only approximately 0.2% of LGL’s issued capital are expected to be impacted by these provisions.
8.8	Taxation Issues

Details of the taxation consequences of the Proposal for Australian resident and foreign shareholders are set out in Section 10 of the Scheme Booklet. Some shareholders are expected to be eligible for tax rollover relief in their home country on the exchange of LGL shares for Newcrest shares. In any event, the taxation consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.
8.9	Shareholder Decision

The decision whether to vote for or against the Proposal is a matter for individual shareholders based on each shareholder’s views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt as to the action they should take in relation to the Proposal, shareholders should consult their own professional adviser.

Similarly, it is a matter for individual shareholder as to whether to buy, hold or sell securities in LGL or Newcrest. These are investment decisions upon which Grant Samuel does not offer an opinion and are independent of a decision on whether to vote for or against the Proposal. Shareholders should consult their own professional adviser in this regard.

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9	Qualifications, Declarations and Consents
9.1	Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services, manages specialist funds and provides marketing and distribution services to fund managers. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 430 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) ACA CA(SA) ACMA and Cameron Stewart LLB BCom. Each has a significant number of years of experience in relevant corporate advisory matters. Matt Leroux, Shakeel Mohammed and Tina De Young assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

9.2	Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the Proposal is in the best interests of shareholders. Grant Samuel expressly disclaims any liability to any LGL shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet issued by LGL and has not verified or approved any of the contents of the Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

9.3	Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with LGL or Newcrest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel advises that it was engaged separately by each of LGL and Newcrest to undertake preparatory work that would form the basis of an independent expert’s report if such a report was required:
▪	Newcrest — August 2005 and December 2009; and

▪	LGL — October 2008.
These engagements did not result in the commissioning of an independent expert’s report and Grant Samuel did not provide either party with views on valuation. The engagements did not affect Grant Samuel’s independence or its ability to prepare an independent expert’s report in relation to the Proposal. Grant Samuel was not involved in setting the terms of, or any negotiations leading to, the Proposal.

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In addition, Grant Samuel group executives hold parcels of LGL and Newcrest shares totalling less than 46,000 shares in LGL and 600 shares in Newcrest.

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of A$1.9 million for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 October 2007.

9.4	Declarations

LGL has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. LGL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Any claims by LGL are limited to an amount equal to the fees paid to Grant Samuel. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action.

Advance drafts of this report were provided to LGL and its advisers. Advance drafts of Sections 4, 5 and Appendix 2 of this report were also provided to Newcrest and its advisers. The advance drafts of the report provided to LGL and its advisers incorporated an estimated value for the Consideration of A$4.02-4.20 per LGL share, based on Newcrest share prices in the range A$32.00-33.50. The advance drafts also included a valuation of LGL in the range A$4.42-4.99 per share, based on an exchange rate of A$1.00 = US$0.83. Comparison of the estimated value of the Consideration with the estimated underlying value of LGL suggested (based on theoretical valuation analysis) that the Consideration was (marginally) not fair. However, the theoretical valuation analysis is subject to considerable uncertainty. Given the additional (and in Grant Samuel’s view more reliable) evidence as to value provided by the process whereby LGL sought alternative takeover proposals for the company, Grant Samuel concluded that the Proposal was fair and reasonable.

Subsequent drafts were provided to reflect the increase in the Newcrest share price (potentially as a result of a strengthening of the copper price) and the strengthening of the A$ against the US$ in the days to 18 June 2010. Grant Samuel adopted an assessed value of the Consideration of A$4.20-4.32 per share, based on Newcrest share prices in the range A$33.50-34.50. The impact of the strengthening of the A$ was to reduce the estimated underlying value of LGL to A$4.28-4.83. On the basis of a comparison of these revised valuation ranges, the Consideration was deemed fair (albeit marginally).

A further draft was provided on 7 July 2010 to reflect the effective withdrawal of the RSPT for gold and copper companies. As there was no clear evidence that the Newcrest share price had significantly outperformed the share price of the major global gold companies, Grant Samuel did not change the range of Newcrest share prices used to assess the value of the Consideration. Consequently, the estimated value for the Consideration remained A$33.50-34.50. Grant Samuel had previously made an adjustment for the potential impact of the RSPT on the assessed value of Mount Rawdon (LGL’s other operations were not impacted by the RSPT). The effective withdrawal of the RSPT resulted in an increase in the assessed value of Mount Rawdon. However, this change was not significant in the context of the overall valuation of LGL and did not result in

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a change in the valuation range on a per share basis. Consequently, the valuation of LGL remained in the range A$4.28-4.83 per share.

A final draft was provided on 15 July 2010. Changes made to the report related to the premium analysis, which was updated to reflect the recent relative outperformance of Newcrest shares compared to global gold equities (possibly due to the market’s reaction to the effective withdrawal of the RSPT for gold and copper companies announced on 2 July 2010 and other factors). No changes were made to the valuation range of LGL shares or the estimated value of the Consideration.

Grant Samuel’s conclusion as to the merits of the Proposal has not changed. As set out in this report, the uncertainties inherent in the theoretical valuation range mean that conclusions as to fairness based purely on theoretical valuation analysis need to be treated with caution. LGL’s sale process provides more reliable evidence as to value and (absent a higher offer) provides good reason to conclude that the Consideration represents full underlying value and that the Proposal is therefore fair and reasonable. Certain consequential changes were made to the drafting of the report as a result of the revised ranges adopted for the value of the Consideration, the full underlying value of LGL and the effective withdrawal of the RSPT. Other than these changes, there was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

9.5	Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to shareholders of LGL. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

9.6	Other

The accompanying letter dated 15 July 2010 and the Appendices form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.
GRANT SAMUEL & ASSOCIATES PTY LIMITED
15 July 2010

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Appendix 1
Profile of LGL Assets
1	Lihir Island

Overview

LGL owns 100% of the Lihir Island operations. Lihir Island is the largest of the Lihir Group of four islands and is located 900 kilometres north-east of Port Moresby in Papua New Guinea. It is a volcanic seamount that rises steeply from the sea to about 600 metres above sea level. The island is approximately oval in shape, roughly 22 kilometres from north to south and 15 kilometres from east to west at its widest point. The Lihir Island operation exploits a very large mineralised system and is one of the largest gold mines in the world. Gold in the form of doré is the sole product from the operation.

Lihir Island consists of five volcanic units. Geothermal activity is still present in the Luise Caldera, which is the site of mining operations. Two adjacent overlapping pits, the Minifie and Lienetz pits, are currently in production. The Kapit pit is expected to be the main source of production after 2013. The Borefields and Coastal areas and the Link zone (located between the Lienetz and Kapit pits) are potential sources of additional production. The following map shows the location of Lihir Island and the pit configuration:

Source: LGL
Exploration at the island commenced in 1982, conducted by a joint venture between Kennecott Explorations Australia (acquired by Rio Tinto in 1988) and Nuigini Mining (now a wholly-owned subsidiary of LGL). The joint venture was managed by Lihir Management Company Limited (“LMC”), a wholly-owned subsidiary of Rio Tinto. Extensive drilling and numerous studies were conducted during the following decade and resulted in the submission of a feasibility report to the Papua New Guinea

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Government in March 1992. A Special Mining Lease, which gave the joint venture exclusive mining rights until 2035, was issued on 17 March 1995. The joint venture also has exclusive rights to explore for gold and other minerals on the island.

In April 1995, LMC entered into a comprehensive set of benefits and compensation arrangements, known as the Integrated Benefits Package (“IBP”), with the various levels of governments (National, Provincial and Local) and the representatives of various groups of landowners and residents on Lihir Island. The IBP set out compensation arrangements based on destruction (relocation and compensation), development (royalty, equity participation, etc), security (trust funds, long term development plans, etc) and rehabilitation (mine closure provisions, etc). The IBP was revised in 2006 to incorporate additional payments relating to health, education and community development programs.

In June 1995, LGL was incorporated to acquire the project and LMC was retained as the manager of the operation. Clearance of the site began during the last quarter of 1995 and production of gold from oxide ore commenced in May 1997. Production of gold from sulphide ore commenced in October 1997. After just over a decade of management under LMC, LGL moved to independent management and acquired all the shares in LMC in October 2005.

Geology and Mineralisation

Lihir Island consists of five Miocene-Pleistocene volcanic units with remnant geothermal activity still present in the Luise Caldera volcanic crater. The Luise Caldera measures approximately 5.5 kilometres by 3.5 kilometres. The currently defined gold mineralisation occurs near the centre of the caldera within an area of approximately 2.0 kilometres by 1.5 kilometres. The mineral deposits are hosted by volcanics, intrusives and breccias with extensive alteration of the rocks within the caldera. Gold occurs primarily as sub-micron size particles in sulphide minerals with pyrite being the main sulphide mineral. While the average sulphide content in the reserves, including stockpile material, is 4.82%, the sulphur content is highly variable.

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The following diagram shows the location of the zones of mineralisation:

Source: LGL
The Lihir mineralisation is contained within a single large and complex system, within which a number of adjacent and partially overlapping zones of mineralisation have been defined. The bulk of currently defined mineralisation is in the Lienetz, Minifie and Kapit pits, but the Link, Coastal and Borefields zones also contribute significantly to the mining inventory. The Minifie zone is the largest zone of mineralisation and is about 1,000 by 600 meters with mineralisation extending from surface (50 metres above sea level) to 250 metres below sea level. The Lienetz zone is north of Minifie and measures about 800 by 400 meters with mineralisation extending from the surface (140 metres above sea level) to 300 metres below sea level. The Coastal zone is smaller and adjoins Lienetz, separating it from the sea. The Borefields zone is an extension of the Minifie mineralisation and extends to the north-east. Kapit is a high-grade zone adjacent to Lienetz. The Kapit mineralisation covers an area of about 450 by 300 metres with mineralisation extending from near the surface (30 metres above sea level) to 250 metres below sea level.

Mining and Processing

The Minifie pit was the main source of ore until late 2004 but is now mostly mined out. Currently, gold production is primarily sourced from the Lienetz pit. The pit is being developed in phases and is expected to account for the majority of the gold produced until 2014. Development of the Kapit pit commenced in 2009. The Kapit pit is expected to be the primary source of production from 2014, with contributions from the Minifie and Lienetz pits progressively declining. The Link, Coastal and Borefields zones are expected to provide further ore as mining progresses.

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Mining is undertaken at faster rates than processing, with a variable mill feed cut-off grade for direct process ore for each year of the mining period. Higher grade ores are scheduled to be processed first and lower grade ores are stockpiled for later processing. While mining is scheduled for completion in 2021, processing of stockpiles will continue until scheduled completion around 2040. The ore is mined by conventional open pit blast and haul mining methods. An independent operator undertakes blasting operations, while LGL is responsible for the haulage of material.

Most of the Lihir ore is refractory and requires pressure oxidation to liberate the gold from the sulphide mineralisation prior to carbon-in-leach processing. The commissioning of a three million tonnes per annum flotation circuit and additional milling capacity in 2007 increased the plant throughput to more than 6.5 million tonnes per year. The ore is crushed by a gyratory crusher and conveyed to a stockpile at the Putput processing plant. The crushed ore is segregated into flotation feed ore (“FGO”) and direct feed high-grade ore (“HGO”) and then milled in two separate milling circuits. The FGO feed is concentrated in a flotation circuit to produce higher grade slurry. The FGO and HGO slurries are then blended to form the feed slurry for the autoclaves, where the preheated slurry is subjected to pressure oxidation. The oxidation of the sulphide minerals liberates gold particles. The slurry containing the gold particles is passed through the two stage counter-current decantation thickener circuit to neutralise its acidity. The liberated gold is leached through cyanidation and loaded onto activated carbon, before recovery through carbon stripping, electro-winning and smelting. The plant tailings are detoxified before being discharged offshore within the confines of the mining lease. The current autoclave gold recovery rates range between 85% and 92%. Autoclave recoveries from the low grade material that will be processed once mining is completed are expected to range between 84% and 87%. The overall plant recovery rate is expected to range between 75% and 90% depending on the ore type. The doré is shipped to the Perth Mint for refining and the gold is sold in global markets.

Despite the increase in processing capacity as a result of the commissioning of the flotation circuit, processing capacity remains a bottleneck. Annual ore production of approximately 8 million tonnes significantly exceeds the plant’s processing capacity of 6.5 million tonnes per annum. The untreated ore is being stockpiled for later processing.

A feasibility study to increase the processing plant capacity and bring forward production was concluded in February 2008. The proposed MOPU project is estimated to cost approximately US$700 million (excluding power costs) and will involve the addition of a fourth autoclave, twice the size of each of the three existing autoclaves, along with additional crushing and milling capacity, another large oxygen plant and a new leach circuit. The upgrade will increase throughput capacity to 10-12 million tonnes per annum and gold production by an average of 240,000 ounces per year over the life of the operation. The unit operating costs are expected to decrease by approximately US$80 per ounce of gold as a result of economies of scale with regards to processing and administrative costs. An additional one million ounces of gold are expected to be produced over the life of the operation as the lower operating costs will reduce the cut-off grade.

Construction work on the MOPU project commenced in 2009. In April 2010, LGL reported that work on the project was more than 50% complete and that the expanded plant was on track to be commissioned by late 2011.

The total annual power requirement for the Lihir Island operation is expected to increase from 76 megawatts currently to 126 megawatts following the proposed MOPU expansion. Lihir Island operations have been harnessing underground steam reserves to generate electricity since 2003 with the existing geothermal power stations capable of providing 56 megawatts of power generating capacity, although power generation from geothermal is currently only 35 megawatts because of well availability and pipework. The balance is provided by heavy fuel oil generators. Initial plans to increase the capacity of the geothermal plant have been put on hold following inconsistent steam supply from some of the steam wells and alternatives are being evaluated. A detailed feasibility study for an interim power station was completed and approved in 2009. The interim power station will include eight barge-mounted generators powered by heavy fuel oil, providing an additional 70 megawatts of power generating capacity. The interim power station is estimated to cost around US$160 million and construction work commenced in 2009.

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There are five operating dewatering wells that keep the water table below the operating level of the mine. To reduce the threat to operations from the residual geothermal activity, the temperature and pressure in the vicinity of the pit are reduced by discharging steam through surface, shallow and deep wells.

Reserves and Resources

Lihir Island Ore Reserves as at 30 June 2009 and Mineral Resources as at August 2009 are summarised below:
Lihir Island — Resources and Reserves1

	Tonnes	Average Grade	Contained Gold
	(Mt)	(g/t)	(Moz)
Resources[2]
Measured	59.4	2.48	4.7
Indicated	494.0	2.41	38.3
Inferred	87.3	1.95	5.5
Total Resources	640.7	2.35	48.5
Reserves[3]
Proved (stockpiled ore)	61.6	2.46	4.9
Probable	269.2	2.77	23.9
Total Reserves	330.8	2.71	28.8

Source: LGL
On 26 August 2009, LGL reported a 34% increase in Mineral Resources at Lihir Island, primarily in the Indicated category. The increase in resources reflects the inclusions of approximately 7.8 million ounces in the Link Zone and 2.5 million ounces below the existing Minifie pit. The resource estimate for the Link Zone, which is located between the Lienetz and Kapit pits, incorporates the results from drilling undertaken between June 2007 and November 2008. The addition of resources at Minifie follows the reinterpretation of previous drilling results.

On 29 October 2009, LGL reported a 36% increase in Lihir Island Ore Reserves. The reserves estimates are based on a December 2008 block model. The increase in reserves is supported by drill results and the inclusion of additional mining inventory as a result of the MOPU expansion and refinement of the proposed pit shell, in part reflecting the increase in the gold price assumption from US$675 per ounce to US$800 per ounce. The reserves include stockpiled material totalling 61.6 million tonnes at an average grade of 2.46 g/t.

Exploration

Drilling has been focussed on the proposed Kapit pit, the Link Zone and in the area to the west of the original Minifie pit, with encouraging results. A US$10 million infill drilling program is planned for 2010 to upgrade resources within the proposed Kapit pit.

[1]	Rounding conforming to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code) may cause some computational discrepancies.

[2]	Resources as at August 2009 and are based on a cut-off grade of 1.0g/t. The number of contained ounces does not indicate the ounces that will be ultimately recovered.

[3]	Reserves as at 30 June 2009 and have been calculated using an average cut off grade for mill feed of 1.36g/t Au. The reserves reflect an assumed life-of-mine gold price of US$800 per ounce. Proved reserves are from stockpiled ore and reflect ore above cut-off on stockpile as at 30 June 2009.

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Operating Performance

Lihir Island’s operating performance for the four years ended 31 December 2009 and for the quarter ending 31 March 2010 is summarised below:
Lihir Island – Operating Statistics

					Quarter ended
	Year ended 31 December				31 March
	2006	2007	2008	2009	2010
Material moved (Mt)	56.2	58.3	50.7	46.4	10.5
Ore mined (Mt)
- high grade ore	4.2	6.1	6.2	6.1	1.6
- economic grade ore	3.8	4.4	8.3	6.6	2.1
Ore milled (Mt)	4.3	4.8	6.2	6.5	1.7
Autoclave grade (g/t)	5.14	5.51	5.86	6.41	5.01
Recovery (%)	90.2	86.0	82.5	81.3	81.1
Gold produced (000’s oz)	650.8	700.2	771.5	853.4	180.3
Gross cash costs (US$/oz)[4]	397	442	545	507	608
Total cash costs (US$/oz)[5]	297	299	406	394	510
Gold sold (000’s oz)	643	707	765	852	157
Average price realised (US$/oz)	510	666	865	971	1,111

Source: LGL
Gold production has increased in each of the last four calendar years, reflecting a combination of increased equipment availability, improved productivity, enhanced throughput capacity and higher grades. The feed grades to the autoclave improved significantly following the commissioning of the flotation circuit in 2007. The strip ratio over this period ranged from 3.4 to 6.0 (waste/ore). Pre stripping associated with the Kapit pit commenced in 2009 and is included in the material movement during that year. Unit cash costs rose modestly between 2006 and 2007 but increased significantly in 2008, primarily as a result of rising fuel costs and adverse currency movements, particularly in the first half of 2008. These cost pressures subsequently abated somewhat, with lower oil prices and favourable currency movements causing unit cash costs to trend downwards in 2009. LGL has also benefited from the increasing use of low cost geothermal power with savings in 2009 estimated at US$33.9 million, equivalent to approximately US$40 per ounce. The reduction in gold recoveries since 2008 follows the commissioning of the flotation circuit and LGL’s strategy of boosting plant throughput rates and overall gold production, even at the expense of lower recovery rates.

Gold production during the first quarter of 2010 was considerably lower than in the corresponding period in the previous year but was in line with plan. The lower production contributed to the increase in unit cash costs in the quarter. Current expectations are for 2010 production to range between 800,000 and 870,000 ounces and for total cash costs to remain under US$450 per ounce.

2	Mount Rawdon

Overview

The Mount Rawdon project is an open pit gold-silver operation located in south-east Queensland, approximately 80 kilometres south-west of Bundaberg and 300 kilometres north-north-west of Brisbane. The mine site is serviced from the small township of Mount Perry, approximately 20 kilometres north of the mine. The project is wholly owned by LGL and was acquired through its acquisition of Equigold in June 2008.

[4]	Before deferral of excess stripping and stockpile costs.

[5]	After deferral of excess stripping and stockpile costs.

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Equigold acquired the project in August 1998 from a joint venture which included Samson Exploration and Resolute Limited and successfully completed a bankable feasibility study in June 1999. The construction of the treatment plant and related infrastructure was completed in early 2001 at a total cost of US$35.5 million and gold production commenced in February 2001. Following an increase in the reserve base, the pit was extended and the capacity of the treatment plant was increased from 2.5 to 3.4 million tonnes per annum in 2003. More than 885,000 ounces of gold have been produced at Mount Rawdon since 2001. Current reserves are expected to support annual production of approximately 80,000-100,000 ounces of gold over the next 8-10 years at relatively low cash costs.

Geology and Mineralisation

The Mount Rawdon deposit lies at the southern end of the Carboniferous Coastal Block. The gold deposit is a massive, volcaniclastic hosted, low grade deposit, which supports low cost mining and treatment. The local geology is dominated by co-magmatic dacite intrusives and dacite-rich volcaniclastics, which have been intruded by a sequence of acid to basic dykes and plugs. Two major lineaments in the region are the east-north-east trending Swindon Fault zone and the north-north-west trending Perry Fault zone. The surface extent of mineralisation forms a roughly ovoid zone of 200 metres by 300 metres at gold grades greater than 0.7 grams per tonne. Mineralisation occurs as fine pyrite disseminations within a matrix of volcaniclastics and more discrete sulphide veinlets. The gold grades generally increase with pyrite alteration and sulphide veining intensity. The host volcaniclastics strike north-east and have a shallow to moderate dip to the south-west. Recent drilling suggests that exploration potential in the area is limited.

Mining and Processing

The ore is mined from a single open pit using conventional mining techniques. The treatment process includes primary and secondary crushing, SAG and ball milling and conventional cyanidation leaching. Mill feed is based on a gold cut-off grade of 0.5 grams per tonne. Lower grade material is stockpiled. A gravity circuit is included in the design to recover coarse gold. The free gold recovered from the gravity circuit is batch treated in an intensive carbon in leach process. The main carbon in leach circuit recovers gold and silver, which are stripped from the carbon rods using a split elution circuit. The gold and silver recovery rates have remained fairly stable at approximately 90% and 60% respectively.

The processing plant has a throughput of 3.4 million tonnes per annum. Power for the operations is supplied from the grid and the water is sourced from either the nearby Perry River weir or the Burnett River.

Following a re-optimisation of the resources, a major cutback to access additional ore commenced in late 2009. The cutback is expected to be completed over three years and although it will negatively impact the cash costs during this period, it will extend the life of the operation.

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Reserves and Resources

Mount Rawdon’s Mineral Resources and Ore Reserves as at 1 January 2010 are summarised below:
Mount Rawdon — Resources and Reserves6

	Tonnes	Average Grade	Contained Gold
	(Mt)	(g/t)	(000’s oz)
Resources[7]
Measured	2.3	0.75	60
Indicated	48.4	0.73	1,140
Inferred	7.1	0.61	140
Total Resources	57.8	0.72	1,340
Reserves[8]
Proved	1.5	0.82	38
Proved (stockpile)	0.4	0.79	10
Probable	30.1	0.81	786
Total Reserves	32.0	0.81	835

Source: LGL
The reserves estimate is based on an April 2009 resources model that has been updated to reflect the impact of depletion since the last resources statement in April 2007 and incorporates results from drilling undertaken since then. The latest reported reserves have been calculated assuming a higher gold price of US$800 an ounce (previously A$550), revised cost assumptions and a lower cut off grade 0.31g/t (previously 0.495g/t).

Operating Performance

Mount Rawdon’s operating performance for the two years ended 30 June 2008 (as reported by Equigold), and for the two years ended 31 December 2009 and the three months ended 31 March 2010 (as reported under LGL ownership) is summarised below:

[6]	Rounding conforming to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code) may cause some computational discrepancies.

[7]	Resources are based on a cut-off grade of 0.31g/t. The number of contained ounces does not indicate the ounces that will be ultimately recovered.

[8]	Reserves have been calculated using a cut off grade of 0.31g/t Au. The reserves reflect an assumed life-of-mine gold price of US$800 per ounce.

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Mount Rawdon — Operating Statistics9

								Quarter ended
	Year ended 30 June				Year ended 31 December			31 March
	2007		2008		2008	2009		2010
Ore mined (Mt)		3.4		3.4	3.5		3.2		0.6
Ore milled (Mt)		3.4		3.5	3.5		3.4		0.8
Grade (g/t)		1.13		1.14	1.03		1.11		0.97
Recovery (%)		89.2		90.2	89.8		90.8		90.2
Gold produced (000’s oz)		111.0		115.1	102.4		107.8		22.9
Gross cash costs (per ounce)		n.a.		n.a.	n.a.	US$	462	US$	695
Total cash costs (per ounce)	A$	373	A$	375	n.a.	US$	396	US$	572
Gold sold (000’s oz)		n.a.		n.a.	55.510		109.0		21.6
Ave price realised (US$/oz)		n.a.		n.a.	651		968		$1,102

Source: LGL
The production of gold at Mount Rawdon has been fairly consistent over the last few years at slightly above 100,000 ounces per annum. During this period, mined ore has demonstrated positive reconciliations in terms of both tonnes and grade against the reserves. Mount Rawdon’s cash costs of production have historically been low but are expected to increase over the next three years due to the ongoing cut-back development work.

Production during the first quarter of 2010 exceeded plan as a result of higher than anticipated grades. As expected, the cash costs were high due to the commencement of the cutback. Current expectations are for 2010 production to range between 90,000 and 100,000 ounces.

3	Bonikro

Overview

The Bonikro gold project is located in central-southern Côte d’Ivoire, in West Africa. It is approximately 230 kilometres north-west of Abidjan, the nation’s commercial capital, nine kilometres from the nearest regional town, Hiré, and 15 kilometres from another regional town, Oumé. Access to the site is via a bitumen road, which passes within seven kilometres of the site and is connected to the main arterial highway system, which links Abidjan to Yamassoukro.

[9]	The Mount Rawdon operation was operated by Equigold until its acquisition by LGL in June 2008.

[10]	Attributable to LGL and represents production since LGL acquired the operation

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Source: LGL
Geophysical studies and soil sampling were undertaken in the Oumé project area by French, British and Canadian interests in the 1970s and by BHP Minerals from 1988 to 1994. In August 1996, the Oumé Exploration Permit was granted to Equigold Côte d’Ivoire SA, in which Equigold had a 94% stake. Equigold discovered the Bonikro geotechnical anomaly in 1998 following soil sampling and test drilling. In early 2000, test work confirmed widespread gold mineralisation and subsequent drilling at the gold-in-soil anomaly culminated in resource estimation and pit optimisation studies. In July 2006, Equigold completed a bankable feasibility study into the development of the Bonikro gold project. Equigold incorporated a new holding company, Equigold Mines CI SA, which has been renamed LGL Mines CI SA, to which the exploration permit was transferred. This new holding company applied for and was granted the Bonikro Exploitation permit in January 2007. Construction of the open pit mine and process plant commenced in mid 2007 and first gold was poured on 6 October 2008. The operation is expected to produce an average of 120,000 ounces of gold per annum with an estimated mine life of eight years.

In accordance with the Mining Law in Côte d’Ivoire, the Government was given a 10% free carried interest in the issued capital of the holding company Equigold Mines CI SA (to be renamed LGL Mines CI SA on 30 June 2010) upon granting of the mining permit. However, the inter-company loan payable by Equigold Mines CI SA to LGL’s Australian group is to be repaid in full before the government of Côte d’Ivoire is paid dividends. As at 30 April 2010, the balance of shareholder loans payable to LGL Australia by its Côte d’Ivoire subsidiaries was US$95.3 million, of which US$73.6 million was payable to Equigold Mines CI SA. Following the acquisition of Equigold, LGL bought out the minority shareholders in LGL Mines CI SA and therefore has a 90% stake in the operations.

LGL signed a Mining Investment Convention with the Government of Côte d’Ivoire in May 2007. The Convention includes the following key financial terms:
▪	a Government royalty of 3% of the sale value of the gold, net of transport and refining charges;

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▪	the supply of electricity to the project at preferential rates;

▪	exemptions from various taxes and duties;

▪	a withholding tax of 16.5% on interest paid on shareholder loans, with interest to be paid at the London Interbank Offering Rate plus 3%;

▪	an income tax holiday for the first five years of production, which is due to expire on 31 December 2013;

▪	withholding tax on dividends of 18% during the five year income tax holiday and 12% thereafter; and

▪	a guarantee from the Government of Côte d’Ivoire that the project will not be impacted by any new or increased taxes for the term of the Mining Convention (10 years). The terms of the Mining Convention will have to be renegotiated at the end of the 10 year period.
Geology and Mineralisation

Two main rock types have been identified, but the mineralisation is predominantly found within a granodiorite with a strike length of 800 to 900 metres. The granodiorite is fairly well confined within basalt and metasediment formations to the east and west. In the south, where most of the mineralisation is found, the mineralisation is contained within a planar lode dipping to the east. In the north, the extent and grade of the mineralisation increases as it encroaches on the surfacing granodiorite. In the granodiorite itself, mineralisation is diffuse and found in conjunction with quartz veins.

The ore body contains laterite, oxidised, transitional and fresh material. The laterite material, over the centre of the pit, was up to 10 metres thick. The oxidised ore was 30 to 40 metres thick. The transitional material is relatively limited. The ore has been classified into low grade (from 0.5 grams per tonne to 0.9 grams per tonne) and high grade (greater than 0.9 grams per tonne), but LGL aims to further optimise the grade of the stockpiles to allow for greater flexibility during processing.

LGL believes that the features of the ore body, including the strong visual evidence of mineralisation (quartz veining, silicification and alteration) should facilitate grade control during mining.

Mining and Processing

Ore is mined by conventional open pit mining methods comprising drill and blast and load and haul. The drilling and blasting operations are contracted to third parties but the mining equipment is owned by LGL. Loading and hauling operations are undertaken by LGL personnel.

The development of an interim pit to a depth of 130 metres in the higher grade central section of the ore body has now been completed. A series of four cutbacks on all sides of the pit but predominantly to the west and south is now underway. The final pit is expected to extend to a depth of 270 metres. Since production commenced in October 2008, the operation has transitioned from mining the softer, oxidised top layers to mining the harder fresh rock, and fresh rock now accounts for all of the ore mined.

The Bonikro plant is a conventional carbon in leach operation. After primary and secondary crushing, the ore is fed to a single stage grinding process, followed by a gravity circuit and carbon-in-leach circuit. The gold recovery is principally via the carbon-in-leach process, although test work and performance to date show that in excess of 30% of the gold could be recovered from the gravity circuit. The plant is currently running at a throughput rate of 2.0 million tonnes per annum, which corresponds to its nameplate capacity when processing harder ore, but is designed to run at rates of up to 2.75 million tonnes per annum when processing softer oxide ore. Recovery rates are expected to average 94% over the life of the mine. Commissioning of the plant began on 22 August 2008 and was completed in late October 2008.

Power is sourced from the national electricity grid 15 kilometres from the Bonikro site. The tailings dam, located three kilometres east of the processing plant, is complete although the walls will have to be raised at a later stage to increase capacity. Over the life of the mine, it is estimated that 50% of the water will be

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sourced from tails return with the balance coming from a water supply dam, groundwater and water caught in the catchment area during the wet season.

Reserves and Resources

Bonikro’s Mineral Resources and Ore Reserves as at 31 March 2010 are summarised below. The data reflects 100% of Bonikro’s reserves and resources:
Bonikro — Resources and Reserves11

	Tonnes	Average Grade	Contained Gold
	(000’s t)	(g/t)	(000’s oz)
Resources[12]
Indicated	21,500	1.33	918
Inferred	8,400	1.13	306
Total Resources	29,900	1.27	1,224
Reserves[13]
Proved	1,100	0.86	31
Probable	16,100	1.41	729
Total Reserves	17,200	1.38	760

Source: LGL
Operating Performance

Gold production started on 6 October 2008. The quarterly performance of the Bonikro operations to date is summarised in the table below. The data reflects 100% of Bonikro’s production:
Bonikro – Operating Statistics

	Quarter ended
	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar
	2008	2009	2009	2009	2009	2010
Ore mined (000’s tonnes)	668	520	572	647	632	413
Ore milled (000’s tonnes)	635	534	570	426	518	481
Grade (g/t)	2.19	2.31	2.42	2.39	2.42	1.83
Recovery (%)	90.0	92.8	96.7	95.8	94.2	94.2
Gold produced (000’s oz)	36.7	40.1	43.6	31.9	34.4	26.6
Gross cash costs (US$/oz)	300	345	396	516	605	715
Total cash costs (US$/oz)	307	385	396	387	503	503
Gold sold (000’s oz)	26.9	35.2	49.1	27.8	41.4	21.6
Price realised (US$/oz)	798	916	922	958	1,096	1,112

Source: LGL
Production in the early stages of the operation was affected by issues related to commissioning, the transition from softer oxidised ore to harder fresh ore, and heavy rainfall. However, gold grades have generally been higher than expected and production for the year to 31 December 2009 totalled 150,000 ounces, at the higher end of the guidance range of 130,000-160,000 ounces. The transition to fresh rock is now complete and production is expected to stabilise, despite the fact that issues with the primary crusher are yet to be fully resolved. Overall, LGL expects that the average grade for the year ending

[11]	Rounding conforming to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code) may cause some computational discrepancies. The reserves are those remaining below the 31 March 2010 mining surface.

[12]	Resources are based on a cut-off grade of 0.5g/t. The number of contained ounces does not indicate the ounces that will be ultimately recovered.

[13]	The reserves reflect an assumed life-of-mine gold price of US$900 per ounce.

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31 December 2010 will be less than 2.0 g/t, resulting in production in the range 110,000-130,000 ounces of gold at cash costs below US$420 per ounce.

Exploration and Expansion

The focus of exploration at and around Bonikro has been on extending reserves at depth at Bonikro and developing the resource base in the Hiré permit area, approximately 10 kilometres from the Bonikro operations. A feasibility study is currently underway to assess the development of the Hiré deposits and the expansion of the Bonikro process plant to allow for the processing of ore from Hiré.

At Bonikro, LGL has been drilling the Bonikro Deeps target, which includes approximately 300,000 ounces of inferred resource below the bottom of the current ultimate pit design. Drilling results have been encouraging and the programme is due to be completed in the next few months, which is expected to result in the conversion of a substantial proportion of the inferred resource to reserves. There is also potential for a further extension of resources and reserves below Bonikro Deeps.

A number of areas of mineralisation have been identified immediately west of Hiré, within the Hiré permit area. LGL has delineated resources at Akissi-so, Assondji-so, Agbalé and Chappelle and drilling is continuing to further develop and upgrade the resource base. A number of other targets have been identified (including Ditula, Gui and Chappelle South). LGL last reported resources for the Hiré permit area in August 2009 as summarised below:
Hiré Permit Area — Resources14

	Tonnes	Average Grade	Contained Gold
	(000’s t)	(g/t)	(000’s oz)
Akissi-so
Indicated	3,248	3.4	352
Inferred	512	3.1	50
Assondji–so
Indicated	797	3.5	90
Inferred	219	3.2	22
Agbalé
Inferred	1,324	2.7	115
Chapelle
Inferred	3,636	2.2	263
Total Hiré	9,736	2.8	892

Source: LGL
The Akissi-so, Assondji-so, Agbalé and Chapelle deposits are within three kilometres of one another and all run in a south-west, north-east direction. They consist of individual lodes hosted within the same granodiorite host. All the Hiré prospects, except Agbalé, remain open. The current drilling programme should be completed in late June / early July 2010.

There are plans to expand the Bonikro plant’s capacity from the current 2.0 million tonnes per annum (based on the processing of fresh rock) to 3.5 million tonnes per annum to allow for the processing of ore from the Hiré deposits. The combination of higher throughput and the relatively higher grade of the Hiré ore would almost double gold production capacity at Bonikro to approximately 250,000 ounces per year from 2012. The plant expansion involves the addition of a ball mill circuit, three leach tanks and the associated infrastructure. The cost of developing the Hiré mines, constructing a haul road from Hiré to Bonikro, expanding the plant and adding the required infrastructure has been estimated at US$150 million. The existing tailings dam at Bonikro is expected to accommodate production for the life

[14]	Rounding conforming to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code) may cause some computational discrepancies. Resources are based on a cut-off grade of 0.7g/t at Akissi-so and 0.5g/t at Assondji-so, Chappelle and Agbalé. The number of contained ounces does not indicate the ounces that will be ultimately recovered.

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of the Bonikro and the Hiré mines, although the dam walls will have to be lifted. LGL expects to complete the Hiré feasibility study in the September 2010 quarter, with construction commencing soon thereafter. LGL is currently applying for a mining licence for Hiré.

4	Côte d’Ivoire Regional Exploration

Very limited exploration has been undertaken to date in Côte d’Ivoire but the similarities between the greenstone belts found in the country and the gold-rich geological features of neighbouring countries are promising. In particular, more than one third of the regional birimian structure is found in Côte d’Ivoire but gold discoveries in the country account for only 6% of the gold identified to date in the region.

LGL has extensive exploration acreage in this birimian greenstone belt. The company holds seventeen granted exploration licenses, including the Hiré licence, covering an area of 10,715 square kilometres (including those held through joint ventures). A further eleven licences covering 7,195 square kilometres are pending approvals. LGL estimates that its tenements cover a total of 7% of the land mass of Côte d’Ivoire.

In the past few months, LGL has focused its Côte d’Ivoire exploration programme on developing the resources at Bonikro and Hiré and has therefore devoted less attention to its other targets. LGL had defined resources at the Dougbafla East prospect, which is located within the Bonikro Exploitation Permit Extension Application area, approximately 15 kilometres from the Bonikro operations. The Government was given a 10% free carried interest in the project but the following table shows 100% of the mineral resources reported on 26 August 2009 (no ore reserves have been declared to date):
Bonikro Exploitation Permit Extension Application Area — Resources15

	Tonnes	Average Grade	Contained Gold
	(000’s t)	(g/t)	(000’s oz)
Dougbafla East
Indicated	5,148	1.3	217
Inferred	407	1.2	15
Total Dougbafla East	5,555	1.3	232

Source: LGL
Dougbafla East covers a zone of 1,200 metres by 400 metres. Extensive drilling and some diamond drilling have been undertaken. Four other areas (Dougbafla North, West, South and Central) have shown potential but are not as advanced.

LGL has a number of other prospective exploration targets. The Kokoumbo prospect, approximately 50 kilometres from the Bonikro mine, is located in an area of historic mining and could potentially provide ore feed for the Bonikro mill. Further afield, promising targets include the Didiévi, Bouaflé and Bouake-Dabakala/Bouake/Timbe prospects. At Didiévi, the most significant target is Blaffo-Guetto, where drilling has yielded encouraging gold intersections. Mineralisation has been found near surface, seems to extend over a 1.8 kilometres strike length and shows high grade at depth. LGL believes that the Didiévi area has the potential to be a high grade, fairly large resource that could support a small open pit and an underground mine.

LGL has indentified a number of other targets that are not as advanced. Further details of LGL’s exploration interests in Côte d’Ivoire can be found in the AMC report provided in Appendix 5.

[15]	Rounding conforming to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code) may cause some computational discrepancies. Resources are based on a cut-off grade of 0.7g/t. The number of contained ounces does not indicate the ounces that will be ultimately recovered.

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Appendix 2
Profile of Newcrest Assets
1	Cadia Valley

Background

The Cadia Valley Operations are 100% owned by Newcrest and are located approximately 20 kilometres south-west of Orange in central western New South Wales. The operations comprise two operating gold-copper mines, the Cadia Hill open pit mine and the Ridgeway underground mine, and the Cadia East underground gold-copper project. The Newcrest Board recently approved the development of Cadia East and it is expected to commence production in June 2011.

The location of the Ridgeway, Cadia Hill and Cadia East deposits is shown in the following diagram:

Source: Newcrest
The Cadia Valley district has a long history of exploration and mining dating back over 150 years. Newcrest acquired the Cadia Valley mining leases in 1991 and the Cadia Hill ore body was discovered in 1992. Construction of the mine was completed in 1998. The Ridgeway ore body was discovered in 1996 and the Ridgeway underground mine was commissioned in 2002. While the Cadia Hill and Ridgeway mines share various infrastructure facilities and services, ore from the mines is treated separately in dedicated processing plants. Approximately 20% of the gold is recovered via gravity circuits and produced as gold doré on site. The remaining gold is recovered to a gold enriched copper concentrate. The copper concentrates from the two plants are combined and transported to Port Kembla for shipping.

The Cadia Valley operations are in a period of transition. Mining from the Cadia Hill open pit mine is expected to wind down over the next three years. At Ridgeway, the sublevel caving operation is essentially complete and mining has transitioned to the Ridgeway Deeps block cave, which will ramp up through 2010. The long term future of the Cadia Valley operations will be underpinned by the Cadia East underground mine, where a large panel caving operation is expected to support significant gold production for at least the next 30 years. Newcrest announced on 8 January 2010 that it had received planning approval for the project and on 9 April 2010 that the Newcrest Board had approved the development of Cadia East underground.

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The following chart shows an indicative production profile for the Cadia Valley operations, illustrating the decline in Cadia Hill and Ridgeway production, the growth in Ridgeway Deeps production and the long term reliance on the Cadia East underground mine:

Source: Newcrest
The on-site workforce for the Cadia Valley Operations currently totals approximately 1,000, most of whom live in Orange. Newcrest sources its electricity from the New South Wales power grid. Power requirements are expected to increase by approximately two thirds by 2015 following the ramp-up of operations at Cadia East. Water is largely sourced from thickener water recovery and tailings return water, supplemented by treated effluent water from the city of Orange, nearby dams, on-site bores and dewatering and pumping from allocated water licenses. There are two tailings storage facilities with ultimate storage capacity sufficient to support production for about 20 years.

During the financial year ended 30 June 2009, the Cadia Valley Operations produced more than 530,000 ounces of gold and approximately 57,000 tonnes of copper. For the first 10 years following the development of Cadia East Underground, annual production from the Cadia Valley Operations is expected to range between 700,000 and 800,000 ounces of gold and 75,000 to in excess of 100,000 tonnes of copper. Cadia East will underpin production for Cadia Valley for at least the next 30 years.
1.1	Cadia Hill Gold-Copper Mine

Overview

Cadia Hill is one of the largest open pit gold-copper mines in Australia. Since its commissioning in 1998, the Cadia Hill mine has produced more than 3.4 million ounces of gold and 300,000 tonnes of copper. The development of the Cadia Hill operation has been underpinned by bulk mining techniques and large scale processing of the gold-copper ore to deliver the low unit costs required to profitably mine and process the relatively low grade ore body.

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Geology and Mineralisation

The porphyry mineralisation at Cadia Hill lies within a northwest trending corridor two kilometres wide and six kilometres long and is principally associated with a late Ordovician monzonitic intrusive, which intrudes a sequence of Ordovician volcanics and sediments. The gold mineralisation is hosted by sheeted quartz veins.

Mining and Processing

The Cadia Hill open pit is expected to be completed in 2012. Processing should complete in 2013. The deposit is mined by conventional load and haul open pit mining methods. Since April 2005, Newcrest has been operating its own mining fleet.

The ore is first fed into a primary crusher and then ground in a semi-autogenous grinding (“SAG”) mill, considered one of the biggest in the world, followed by two ball mills in parallel. A gravity circuit is incorporated in the grinding circuit to recover approximately 20% of the gold, which is smelted on-site to produce gold bars (doré). The remaining gold is recovered to a gold-copper concentrate by flotation. The concentrate is blended with the concentrate produced in the Ridgeway plant, pumped via a 35 kilometre pipeline to Blayney where it is filtered and dried, and then transported by rail to Port Kembla to be shipped to smelters.

The Cadia Hill plant has a nominal capacity of 17 million tonnes per annum but has processed in excess of its nameplate capacity in recent times. The use of high capacity equipment in a single processing line minimises operating and capital costs.

Resources and Reserves

Cadia Hill Mineral Resources as at 30 June 2009 are summarised as follows:
Cadia Hill – Mineral Resources as at 30 June 2009

	Measured			Indicated			Inferred			Total
		Au	Cu		Au	Cu		Au	Cu		Au	Cu	Au	Cu
	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	(Moz)	(Mt)
Cadia Hill Open Pit	221	0.51	0.13	37	0.40	0.13	170	0.34	0.10	427	0.43	0.12	5.9	0.51
Cadia Extended	—	—	—	53	0.39	0.22	—	—	—	53	0.39	0.22	0.7	0.12
Big Cadia	—	—	—	—	—	—	37	0.38	0.47	37	0.34	0.47	0.4	0.17

Source: Newcrest
Cadia Hill Ore Reserves as at 30 June 2009 are summarised as follows:
Cadia Hill – Ore Reserves as at 30 June 2009

	Proved			Probable			Total
		Au	Cu		Au	Cu		Au	Cu	Au	Cu
	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	(Moz)	(Mt)
Cadia Hill Open Pit	131	0.62	0.15	3.4	0.37	0.13	134	0.61	0.15	2.6	0.20

Source: Newcrest
Cadia Extended refers to the gold/copper mineralisation located on the north-west limits of the Cadia Hill mine. Ore was mined from Cadia Extended between 2003 and 2004 and Newcrest believes the deposit could be further mined using bulk mining methods. No new Ore Reserves have been delineated to date.

The Big Cadia deposit is north of the Cadia Hill open pit and east of Ridgeway. Mineral Resources have been included in the Cadia Hill Resource statement, but it is yet to be determined

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whether any ore sourced from Big Cadia would be processed in the Ridgeway plant or the Cadia Hill plant. No Ore Reserve had been estimated for Big Cadia as at 30 June 2009.

Operating Performance

Cadia Hill’s historical operating performance is summarised below:
Cadia Hill – Operating Statistics

					Nine
					months to
	Year to 30 June				31 March
	2006	2007	2008	2009	2010
Material mined (000’s tonnes)	51,700	47,159	46,923	34,004	24,525
Ore treated (000’s tonnes)	15,501	16,624	16,792	17,163	12,689
Gold head grade (g/t)	0.65	0.58	0.94	0.71	0.62
Copper head grade (%)	0.17	0.16	0.18	0.19	0.18
Gold recovery (%)	76.8	79.7	82.1	75.6	80.8
Copper recovery (%)	85.1	89.3	88.8	85.2	90.3
Gold production (oz)	248,312	246,661	414,171	297,889	205,676
Copper production (t)	22,209	23,181	26,352	28,083	20,920
Gross cash costs (A$/oz)[1]	243	231	162	407	265
Net cash costs (A$/oz)[2]	84	109	251	499	197

Source: Newcrest
Gold and copper production in the year ended 30 June 2007 was in line with production for the previous year, with the increase in the amount of ore processed in 2007 broadly offset by the slightly lower gold and copper grades. Gross cash costs were also similar to those in the previous year.

During the 2008 financial year an increase in the head grade and improved recoveries resulted in a substantial increase in gold production. Copper production was also higher, largely because of higher copper grades. As a result of higher production, gross cash costs were lower than in previous years, despite significant industry wide costs pressures due to higher labour and diesel costs.

Gold production during the 2009 financial year was significantly lower as the high grade material treated in 2008 was replaced by lower grade ore including from stockpiles. The volume of material moved was lower as mining moved deeper in the pit. The gross cash costs were significantly higher than in the previous years as a result of lower copper prices and reduced gold production.

In the nine months to 31 March 2010, the average grade of the feed progressively increased as the mining transitioned from waste mining to ore mining and mining moved into the higher grade zones of the pit. Mill shutdowns adversely impacted mill throughput, but recovery was higher. The strengthening of the copper price had a positive impact on cash costs.

Exploration

No drilling has been done to date at Cadia Hill below 1,000 metres from the original surface. Newcrest believes this zone, known as Cadia Hill Lower, has exploration potential and could be developed into a caving operation.

[1]	Net of by-product credits calculated at spot prices and before stripping and ore inventory adjustments.

[2]	After stripping and ore inventory adjustments.

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Outlook

The contribution from Cadia Hill is expected to progressively decline as the pit reaches the end of Cutback 3 in 2012. Lower grade stockpiles will be used to supplement the feed to the processing plant until the Cadia East Underground operation ramps up.

1.2	Ridgeway Gold/Copper Mine

Overview

The Ridgeway underground mine is one of the largest underground operations in Australia. The Ridgeway deposit, which lies approximately three kilometres north-west of the Cadia Hill open cut mine, was discovered in November 1996. The Ridgeway mine was officially opened in April 2002 following the commissioning of a dedicated process plant. The mining of the original Ridgeway resource using sub-level caving was completed in the first half of 2010, to a depth of 800 metres.

Operations are now focusing on mining the Ridgeway Deeps resource, which is below the initial Ridgeway resource and extends down to a depth of 1,100 metres. The development of the Ridgeway Deeps project was approved by the Newcrest Board in 2007. It included the development of the block cave, the extension of the underground ore handling system (including the installation of new underground crushers) and modifications to the processing plant, at a total cost of A$505 million.

Geology and Mineralisation

The Ridgeway deposit is the western most deposit identified in the Cadia mineralised corridor. The ore body, which measures approximately 450 metres by 250 metres, lies 500 metres below surface and extends more than 850 metres vertically with mineralisation open at depth. The Ridgeway lode is sub-vertical and is developed around a monzonite body, which intrudes a sequence of Ordovician volcanics and sediments. Gold-copper mineralisation at Ridgeway is associated with the monzonite intrusion and occurs within quartz veins, sheeted quartz sulphide veins and stockworks, principally within the monzonite.

Mining and Processing

Mining of the Ridgeway sublevel cave was substantially completed during the March 2010 quarter and operations have transitioned to mining the Ridgeway Deeps block cave. Whereas Ridgeway was mined using sub-level caving (whereby the ore body was sequentially extracted from the top down through drilling and blasting on 14 sub-levels located at 30 metre intervals), Ridgeway Deeps will be mined through block caving.

Block caving involves the development of a single extraction horizon at the bottom of the ore body. Following blasting of the ore body immediately above the extraction horizon, fractured ore falls through drawbells excavated into the roof of the extraction horizon, before being extracted by remotely controlled boggers, crushed underground and transported to the surface (in the case of Ridgeway Deeps) by a 3.5 kilometre long conveyor. As ore is removed from the drawbells, the ore body caves in, with further ore fracturing and falling into the draw bells, providing a steady stream of production. As a result, once development is completed and the block cave has commenced to propagate, operating costs should be extremely low.

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A comparison of the Ridgeway and Ridgeway Deeps mining methods is illustrated below:

Source: Newcrest
The Ridgeway treatment plant is similar to that used at Cadia Hill but designed to treat lower volumes of higher grade ore. After crushing and grinding, the ore is concentrated in a flotation circuit to produce a gold-copper concentrate. This is blended with the concentrate from Cadia Hill, before being transported by pipeline to Blayney and railed to Port Kembla for shipping to smelters. A gravity circuit recovers approximately 25% of the gold, which is processed into doré on site. The hardness of the Ridgeway Deeps ore required the addition of a secondary crushing unit and a concentrate regrind mill to the existing plant to maintain the plant’s throughput rate at 5.6 million tonnes and increase recoveries. The modifications were completed in the June 2009 quarter.

Resources and Reserves

Ridgeway’s Mineral Resources and Ore Reserves as at 30 June 2009 are summarised below. Approximately 96% of the reported Ore Reserves are contained within Ridgeway Deeps:
Ridgeway – Mineral Resources and Ore Reserves at 30 June 2009

	Tonnes	Gold Grade	Copper Grade	Contained Gold	Contained
	(Mt)	(g/t)	(%)	(Moz)	Copper (kt)
Mineral Resources
Measured	19	1.1	0.48	0.7	0.09
Indicated	109	0.78	0.36	2.7	0.39
Inferred	24	0.46	0.46	0.4	0.11
Total Mineral Resources	152	0.77	0.39	3.8	0.59
Ore Reserves
Proved	7	1.3	0.51	0.3	0.04
Probable	91	0.8	0.38	2.4	0.35
Total Ore Reserves	98	0.8	0.39	2.7	0.38

Source: Newcrest

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Operating Performance

Ridgeway’s historical operating performance is summarised below:
Ridgeway — Operating Statistics

					Nine months
	Year to 30 June				to 31 March
	2006	2007	2008	2009	2010
Material mined (000’s tonnes)	5,700	5,853	5,913	6,103	4,366
Ore treated (000’s tonnes)	5,538	5,694	5,775	5,860	4,324
Gold head grade (g/t)	2.40	2.00	1.93	1.52	1.29
Copper head grade (%)	0.79	0.73	0.67	0.56	0.51
Gold recovery (%)	86.2	85.7	84.7	80.9	78.7
Copper recovery (%)	91.1	90.6	89.6	86.9	85.9
Gold production (oz)	366,520	314,028	301,417	234,298	140,679
Copper production (t)	39,938	37,939	34,335	28,889	18,914
Gross cash costs (A$/oz)[3]	(445)	(512)	(437)	(53)	(196)
Net cash costs (A$/oz)[4]	(429)	(544)	(425)	(4)	(124)

Source: Newcrest
Ridgeway has been an extremely low cost operation, with copper credits more than offsetting total costs of production, resulting in negative cash costs. In the four years to 30 June 2009, mining has progressed to the lower levels of the mine resulting in an expected decline in head grade. While the amount of ore processed has increased steadily, declining head grades and recoveries have resulted in a sharp reduction in gold and copper production. Fluctuations in the copper price have also impacted by-product credits and therefore cash costs. In particular, cash costs were significantly higher in the 12 months to 30 June 2009, although they remained negative. During the nine months to 31 March 2010, transitioning from the sublevel cave operation to the block cave operation has resulted in expected variations in throughput and grade. Newcrest benefited from the addition of the secondary crusher and additional vertimills, which are expected to improve recoveries. Cash costs were positively impacted by the reduction in stripping required in block cave mining and the strengthening of the copper price.

Exploration

Newcrest believes that there is exploration potential below the currently defined Ridgeway Deeps resource, in the zone known as Ridgeway Deeps 2. Newcrest has undertaken preliminary studies that support the development of a caving operation to exploit mineralisation in this zone.

[3]	Net of by-product credits calculated at spot prices and before stripping and ore inventory adjustments.

[4]	After stripping and ore inventory adjustments.

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1.3	Cadia East Underground

Overview

The Cadia East ore body is a large gold-copper porphyry deposit located next to the eastern edge of the Cadia Hill ore body within the Cadia mineralised corridor. Mineralisation was discovered in 1992 by Newcrest and development studies commenced in the early 1990s. A number of development options for Cadia East were considered including an open pit followed by an underground operation. Recent studies have however concluded that a large underground operation is the preferred option. During the March 2010 quarter, Newcrest completed feasibility for the project and, on 9 April 2010, Newcrest announced that the Newcrest Board had approved the development of the project. First production is expected in the second half of 2012. Once ramp up is complete, total production for Cadia Valley should be in the range 700,000 to 800,000 ounces of gold and 75,000 to in excess of 100,000 tonnes of copper at low cash costs.

Geology and Mineralisation

The system is up to 600 metres wide and extends to approximately 1.9 kilometres below the surface. The mineralisation comprises an upper section dominated by zones of intensely disseminated copper and minor gold mineralisation and a deeper section characterised by zones of higher grade vein and disseminated mineralisation with native gold, chalcopyrite and bornite as the main metalliferous minerals.

Resources and Reserves

Cadia East Underground’s Mineral Resources and Ore Reserves as at 30 June 2009 are summarised below. The deposit also contains molybdenum and silver at commercial levels:
Cadia East Underground — Mineral Resources and Ore Reserves at 30 June 2009

	Tonnes	Gold Grade	Copper Grade	Contained Gold	Contained
	(Mt)	(g/t)	(%)	(Moz)	Copper (Mt)
Mineral Resources
Measured	—	—	—	—	—
Indicated	2,246	0.44	0.29	32.0	6..41
Inferred	102	0.35	0.18	1.1	0.18
Total Mineral Resources	2,347	0.44	0.28	33.2	6.59
Ore Reserves
Proved	—	—	—	—	—
Probable	961	0.6	0.33	18.7	3.16
Total Ore Reserves	961	0.6	0.33	18.7	3.16

Source: Newcrest

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Development and Exploration

The mining of the ore body will be by way of panel caving (essentially the progressive block caving of adjacent panels of mineralisation) as illustrated below:

Source: Newcrest
The diagram below illustrates the proposed development of Cadia East:

Source: Newcrest
Development of an exploration decline into the Cadia East ore body commenced in May 2005. The large, finely disseminated low grade ore is suited to the low cost, bulk underground mining method of panel caving.

The development will require initial capital estimated at A$1.91 billion. Major items for capital expenditure include decline completion, underground and surface ventilation infrastructure,

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underground crushers and conveying infrastructure, development of the extraction horizon, cave development and the mobile underground mining fleet.

Mining will extend from 200 metres to approximately 1,650 metres below surface. Intensive preconditioning and high undercutting techniques will be used to mitigate risks associated with cave propagation at depth and to improve fragmentation and draw rates. It is currently contemplated that two mining lifts will be developed initially and mining will commence at the base of the higher grade ore body in Lift 2. Ore extraction will advance across the ore body. Broken ore will be bogged out by remotely controlled underground mobile loaders, crushed underground and transported to the surface by conveyors. The existing Cadia Valley processing facilities will be modified and upgraded to process the harder Cadia East ore, and will continue to produce both gold bullion and a gold/copper concentrate. Enhancements and debottlenecking should increase the processing plant capacity for the Cadia Valley from 24 million tonnes per annum to 26 million tonnes per annum by 2016.

Following the ramp-up of the Cadia East Underground operations, electricity requirements are expected to increase from the current 85 megawatts per annum to 160 megawatts per annum by 2015, which may require increased supply into Orange. Similarly, water and tailings storage facilities will be upgraded.

The current production plan envisages that the operation will produce for period of at least 30 years. However, the ore body is still open to the west, to the east and at depth.

A number of other studies to enhance the economics of the Cadia Valley Operations are being undertaken. These include conceptual studies to increase annual copper production by mining the high grade copper at the upper levels of the Cadia Hill and Cadia East ore bodies, using a separate mine development and mine access from the Cadia Hill pit, and the potential to develop a third lift to recover high grade material below Lift 2 at Cadia East Underground.
2	Telfer

Overview

The Telfer operation is 100% owned by Newcrest and is located in the Great Sandy Desert in north-west Western Australia, 450 kilometres east of Port Hedland. Gold was first discovered at Telfer in 1971 and mining between 1977 and 2000 yielded almost six million ounces of gold. Ore was mined from open pits and higher grade underground reefs and processed through a conventional carbon-in-leach (“CIL”) plant and heap leaching (for lower grade ores) to produce gold on site. Operations were suspended in July 2000 and the mine site was placed on care and maintenance as increasing amounts of cyanide soluble copper depressed gold recoveries and increased operating costs.

A feasibility study including a substantial drilling program was undertaken to assess the potential development of expanded mining and processing operations based on bulk mining of open pit and underground resources and conventional flotation treatment to produce a gold/copper concentrate and gold doré. The production of the gold/copper concentrate would realise the value of the copper mineralisation that had previously effectively been an impost on the operation.

The feasibility study was completed in November 2002 and board approval for the project was granted soon after. The redevelopment was carried out in two phases:
▪	stage 1 was completed in February 2004 and included the development of an open pit operation, the development of the haulage shaft for the underground mine and of the related infrastructure; and

▪	stage 2 involved the development of the underground mine and related infrastructure and the construction of the pyrite concentrate plant.
Production commenced from the open pit operation in November 2004 and from the underground operation in March 2006. The mine was officially re-opened in July 2005.

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The Telfer operation is currently mining the Main Dome ore body, both from underground and from the Main Dome open pit. Open pit mining will ultimately extend to the West Dome ore body. The operation produces a copper-gold concentrate, exported via Port Headland, and gold doré.

Geology and Mineralisation

Telfer gold and copper mineralisation is contained in structurally controlled reefs and stockwork hosted within a sequence of Proterozoic sedimentary rocks. The reefs run parallel to the sedimentary layering whereas the stockworks cut across the layering. The Main Dome and West Dome were formed by the folding of the structure. The Main Dome deposit is the largest in the Telfer area with mineralisation defined to a depth of 1.3 kilometres. It was mined prior to the suspension of operations in 2000 using open pit and selective underground mining methods. The West Dome deposit is located two kilometres northwest of Main Dome and has mineralisation defined to a depth of 600 metres of a similar style but at lower grades than at Main Dome. West Dome was previously mined as an open pit. Both deposits are generally oxidised down to a depth of 200 metres with local oxidation occurring down to a depth of 1,000 metres. Both the Main Dome and West Dome deposits are open at depth.

Mining and Processing

Newcrest is currently sourcing ore from the Main Dome open pit and the underground mine. Future production is expected to be supplemented from the currently inactive West Dome.

Mining in the open pit is a conventional load and haul operation. Newcrest is using selective methods to extract high grade material from the reefs and bulk mining methods for the lower grade mineralisation in stockwork. The Main Dome and West Dome pits will be deepened by cut-backs and will eventually form a single open pit approximately 3 kilometres long, 1.5 kilometres wide and 650 metres in depth. Open pit mining is undertaken by Newcrest.

Underground mining is done by sub-level caving. Selective reef mining is expected to be used in the future in the Western Flank area, to the east and west of the sub-level cave. Ore is crushed in an underground crusher and transported via a 1,100 metre deep haulage shaft to the surface, following which it is transported by a conveyor system to the treatment plant. Underground mining is done by a contractor.

A relatively small portion of Telfer ore is oxide material, which is treated by way of heap leaching. The remaining ore is fed to one of two processing trains. Each train consists of a crushing and grinding circuit, including a SAG mill and a ball mill, followed by a gravity gold recovery circuit. The throughput rate is in the range 17-21 million tonnes per annum depending on the hardness of the ore. The gravity circuits recover approximately 40% of the gold, which is smelted on site to produce doré. Ore with lower pyrite content is then treated in a single stage flotation circuit to produce copper-gold concentrate. Ore with higher pyrite content is treated in a sequential flotation process. The first stage produces a gold-copper concentrate and tails. The second stage involves the further flotation of the tails to produce a pyrite-gold concentrate, which is then treated through a conventional carbon in leach circuit to produce doré on site. The concentrate is trucked to Port Hedland from where it is shipped to smelters, principally in East Asia.

Power is generated on site using three gas turbines. A diesel power station provides back-up power. Gas is transported from Port Hedland via a 450 kilometre pipeline. Groundwater suitable for drinking and production is sourced from the area.

The total workforce on site (including contractors) is around 1,000 and operates on a fly-in, fly-out roster.

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Resources and Reserves

Telfer’s Mineral Resources at 30 June 2009 are summarised below:
Telfer — Mineral Resources as at 30 June 2009

	Measured			Indicated			Inferred			Total
		Au	Cu		Au	Cu		Au	Cu		Au	Cu	Au	Cu
	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	(Moz)	(Mt)
Main Dome Pit	15	0.53	0.11	288	1.0	0.11	41	0.78	0.11	344	1.0	0.11	10.8	0.37
West Dome Pit	—	—	—	166	0.74	0.06	47	0.68	0.05	213	0.73	0.06	5.0	0.13
Telfer Underground	—	—	—	57	1.5	0.32	3.3	1.67	0.27	60	1.5	0.32	2.9	0.19
VSC	—	—	—	—	—	—	14	1.39	0.49	14	1.4	0.49	0.6	0.07
Satellite Deposits	—	—	—	0.57	4.2	0.03	1.7	2.6	0.08	2.3	4.1	0.07	0.3	0.00
Total													19.6	0.76

Source: Newcrest
Telfer’s Ore Reserves at 30 June 2009 are summarised below:
Telfer — Ore Reserves as at 30 June 2009

	Proved			Probable			Total
		Au	Cu		Au	Cu		Au	Cu	Au	Cu
	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	(Moz)	(Mt)
Main Dome Pit	15	0.53	0.11	277	1.0	0.10	292	0.94	0.10	8.8	0.30
West Dome Pit	—	—	—	146	0.66	0.06	146	0.66	0.06	3.1	0.09
Telfer Underground	0.21	12	1.5	42	1.6	0.34	42	1.6	0.35	2.2	0.14
Total										14.1	0.53

Source: Newcrest
The following table shows movements in Telfer gold and copper reserves since 2005:
Telfer — Ore Reserves as at 30 June

	Tonnes	Au	Cu	Au	Cu
Year	(Mt)	(g/t)	(%)	(Moz)	(Mt)
2005	360	1.5	0.18	17	0.64
2006	390	1.4	0.15	17	0.59
2007	453	1.0	0.12	14.6	0.53
2008	461	0.98	0.12	14.5	0.55
2009	480	0.91	0.11	14.1	0.53

Source: Newcrest
In August 2006, resources and reserves at Telfer were adjusted to reflect the fact that realised grades were lower than those predicted by the resource model. Reserves and resources were further downgraded the following year following a substantial review of the previous estimates which lead to adjustments to resource classification, grade calibration, cut-off approach and dilution parameters for the supergene portion of the Main Dome deposit. Overall, resources were downgraded by 5.6 million ounces and reserves by 3.1 million ounces as a result of these 2006 and 2007 reviews In August 2009, Newcrest released an initial resource for the Vertical Stock Corridor, which is located below the Main Dome resource.

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Operating Performance

Telfer’s historical operating performance is summarised below:
Telfer — Operating Statistics

					Nine months
	Year ended 30 June				to 31 March
	2006	2007	2008	2009	2010
Material mined (Mt)	49.8	61.1	66.3	52.1	38.6
Ore treated (Mt)	20.4	20.6	18.3	18.8	15.8
Gold head grade (g/t)	1.19	1.16	1.13	1.14	1.09
Copper head grade (%)	0.28	0.21	0.20	0.20	0.19
Gold recovery (%)	81.4	76.9	83.8	88.2	89.4
Copper recovery (%)	66.6	65.3	73.3	87.0	86.0
Gold production (oz)	650,016	627,077	590,217	629,108	500,034
Copper production (t)	38,374	27,820	26,771	32,905	25,912
Gross cash costs (A$/oz)[5]	130	535	657	707	570
Net cash costs (A$/oz)[6]	115	429	607	708	545

Source: Newcrest
Following the recommencement of operations in 2004, Telfer reached design throughput rates fairly quickly, but gold production was below expectation. The disappointing performance was attributable to a number of factors, including poor delineation of waste-ore boundaries, lack of mining accuracy, lower than expected grades, unexpectedly high levels of arsenic impacting the quality of the concentrates and low recoveries. Performance has improved as mining of the supergene and high-arsenic ores has been substantially completed and mining has moved into fresh rock. Reviews of the resource models, the upgrading of the gravity circuit and the commissioning of the pyrite plant have also resulted in improved performance.

Production increased significantly during 2006 as operations ramped up, but gold grades were lower than predicted by the resource model and gold and copper recoveries were lower than planned. While the unit costs of key inputs increased, Newcrest benefited from significantly higher copper spot prices. The 2006 financial year also marked the commencement of the underground operations, which only marginally contributed to overall production.

In 2007 ore production and gold grades were in line with those of the previous year, but copper grades and gold recoveries fell significantly, resulting in reduced gold and copper production. These factors combined with the continued increases in unit prices of key inputs, the October 2006 power supply outage and the March 2007 cyclonic events, all contributed to unit cash costs increasing approximately four-fold.

In the 2008 financial year, the quantity of ore treated fell significantly because of the hardness of the ore, maintenance issues and an explosion at the Apache Varanus Island gas facility in June 2008, which reduced the supply of gas to Telfer’s power plant. This was partially offset by higher gold and copper recoveries. Cash costs continued to rise as a result of the fall in production and increase in input prices.

2009 saw improvements in gold and copper recoveries driven by stabilisation of production volumes through the plant. However, lower copper prices resulted in higher cash costs.

During the nine months to 31 March 2010, grades decreased slightly but ore throughput increased on an annualised basis compared to the 2009 financial year and recoveries remained high. These factors combined with other cost saving initiatives at the Telfer operations resulted in a sharp fall in cash costs.

[5]	Net of by-product credits calculated at spot prices and before stripping and ore inventory adjustments.

[6]	After stripping and ore inventory adjustments.

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Exploration

Newcrest has developed a number of early stage resources and exploration targets, both in the immediate vicinity of the mining operations and further afield, that have the potential to provide additional feed to the Telfer treatment plant. Newcrest expects to upgrade resources at the Vertical Stockwork Corridor in the next few months. At Camp Dome, recent drilling suggests the presence of a blanket of supergene copper mineralisation close to the surface. At Trotman’s Stockwork, recent results support the potential for tungsten and copper mineralisation near the surface.

3	Gosowong

Overview

Newcrest has an 82.5% stake in the Gosowong gold operations, which are located on the Halmahera Island approximately 380 kilometres east of the major regional town of Manado in Sulawesi. The remaining 17.5% interest is owned by PT Aneka Tambang. The Gosowong gold province is a highly prospective, high grade, epithermal mineral region covering an area of approximately 30,000 hectares.

To date the Gosowong operation has mined three deposits: Gosowong, Toguraci and Kencana. The Gosowong deposit was discovered in September 1993 and production commenced in February 1999 from an open pit. Mining from this initial pit was completed in May 2002 with a total of 772,000 ounces at a gold grade of 22 g/t produced over that period. The Toguraci deposit was discovered in 1995 and is located approximately two kilometres south-west of the Gosowong pit. Mining at Toguraci commenced in September 2003 from an open pit and ended in October 2006. The Toguraci open pit yielded a total of 489,000 ounces of gold at an average grade of 27 g/t. Newcrest is currently mining the Kencana deposit, which is located one kilometre south of the Gosowong pit. Development of the Kencana underground mine commenced in February 2005 and first ore was mined in March 2006.

Gosowong is currently undergoing an expansion which includes an extension of the existing underground mine into the K2 and K Link high-grade epithermal gold deposits and an increase in the capacity of the process plant. Newcrest will also seek to extend the life of the Gosowong operation through reworking the Gosowong pit and mining mineralisation to the north of the Toguraci pit, and by identifying additional mineralisation, both through extensions to the existing Kencana deposit and by way of new discoveries within the Contract of Work.

Geology and Mineralisation

Two styles of mineralisation have been recognised to date within the Gosowong district: low-grade and uneconomic copper-gold porphyry mineralisation and high-grade gold-silver epithermal veining. The three deposits discovered to date have been low sulphidation epithermal vein deposits.

The Kencana system, which includes the K1, K2 and K-Link deposits, is a mesh of moderately northeast dipping (30-50 degrees), northwest trending low sulphidation epithermal shoots located just 800 metres to the south of the original Gosowong mine. The parallel K1 and K2 shoots are north-east dipping while the north-west trending K-Link shoot forms a linking structure between the K1 and K2 shoots. K1 occurs approximately 70 metres below the surface and K2 and K-Link are located 350 metres below surface.

Mining and Processing

The Kencana deposit is accessed via a single decline and has historically been mined using the underhand cut and fill mining method. This mining method allows good ore selectivity, which limits dilution and increases recovery. It is also suitable for the poor ground conditions and variable grade that have historically characterised the Kencana deposit. However, recently improved ground conditions in the K1 deposit have allowed the trialling of mining by open stoping. If successful, future mining is expected to utilise a combination of underhand cut and fill and open stoping. Mining is currently taking place in the K1 and K2 ore bodies. Mining operations were transferred back to Newcrest in July 2009.

Ore is first blended to ensure a consistent grade before being crushed and ground through a SAG and ball mill circuit and a recently completed Vertimill circuit. An additional SAG mill is to be commissioned in

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the September 2010 quarter. The ore then undergoes a conventional cyanide leaching process. Gold and silver from the cyanide solution is recovered using the Merrill-Crowe process and smelted to produce doré bars. Power for the operations is provided by diesel generators. The nominal treatment rate of the plant after the installation of the Vertimill in May 2009 is 575,000 tonnes per annum.

Resources and Reserves

Mineral Resources and Ore Reserves at Gosowong as at 30 June 2009 can be summarised as follows:
Gosowong7— Mineral Resources and Ore Reserves at 30 June 2009

	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
Mineral Resources
Measured	—	—	—	—	—
Indicated	3.0	28	21	2.7	2.0
Inferred	0.67	3.4	5.5	0.1	0.1
Total Mineral Resources	3.7	24	18	2.8	2.2
Ore Reserves
Proved	—	—	—	—	—
Probable	3.1	24	16	2.4	1.6
Total Ore Reserves	3.1	24	16	2.4	1.6

Source: Newcrest
Due to the high variability of the grades and reef geometrics present at Gosowong, Mineral Resources are not normally classified as Measured until grade control sampling has been completed.

Operating Performance

Recent production from the Gosowong site is summarised as follows:
Gosowong — Operating Statistics

	Year to 30 June				Nine months
	2006	2007	2008	2009	to 31 March
Material mined[8] (000’s tonnes)	7,300	570	304	452	411
Ore treated (000’s tonnes)	267	313	309	425	431
Gold head grade (g/t)	22.9	37.4	43.2	32.3	22.3
Gold recovery (%)	96.5	94.2	92.3	90.4	95.5
Gold production (ounces)	187,316	347,807	400,202	400,220	295,139
Gross cash costs (A$/oz)[9]	330	237	230	339	314
Net cash costs (A$/oz) [10]	337	238	234	336	318

Source: Newcrest
The operating performance in the 2006 and 2007 financial years reflected the transition from the Toguraci open pit to the Kencana underground mine; operations at Toguraci ceased in October 2006 while production at Kencana commenced in March 2006. The ramp-up of mining at Kencana combined with the higher grades of the K1 ore body and optimisations of the process plant resulted in a significant increase in gold production and a commensurate fall in cash costs in the 2007 financial year. Gold production increased further in the financial year 2008 primarily as a result of higher grade. In the 2009

[7]	Represents 100% basis.

[8]	Material mined for open pit includes ore and waste. Material mined for underground operations includes only ore production.

[9]	Net of by-product credits calculated at spot prices and before stripping and ore inventory adjustments.

[10]	After stripping and ore inventory adjustments.

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financial year, gold production was comparable to the 2008 production, with increased throughput offset by lower head grades. The lower head grades and adverse foreign exchange rate movements resulted in higher unit costs in 2009. Performance for the nine months to 31 March 2010 reflects the increased plant throughput and improved recoveries and the lower head grade resulting from the development of the K2 ore body and the treatment of lower grade stockpiles to fill the mill. Cash costs were positively affected by lower labour costs.

Exploration

Newcrest has been focusing exploration at Toguraci North and has identified two high grade mineralised structures, Damut and Yahut, for which it is expecting to release initial resource estimates during the June 2010 quarter. A number of other targets are being investigated.

4	Morobe Joint Venture

Following the execution of a joint venture agreement with Harmony in May 2008, Newcrest has acquired a 50% interest in Harmony’s Morobe gold assets in Papua New Guinea. The key assets of the joint venture are the Hidden Valley gold operations and the Wafi-Golpu gold project, both located in the Morobe Province of Papua New Guinea. The location of the Morobe joint venture’s holdings is shown on the map below:

Source: Newcrest

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The operating company managing the Morobe operations is jointly owned by Harmony and Newcrest. The total consideration paid by Newcrest for its 50% interest in the Morobe joint venture was US$532.0 million. This consisted of a US$180 million cash payment and the reimbursement to Harmony of US$48.0 million in project expenditure incurred between 1 January and 7 August 2008 to secure an initial 30.01% stake, the funding of all project expenditure to 30 June 2009 to secure an additional 19.99% at a cost of US$297.7 million, and the payment of approximately US$6.3 million in transaction fees.
4.1	Hidden Valley

Overview

The Hidden Valley gold and silver operations are located in the Morobe province approximately 90 kilometres south-west of the port town of Lae. The Morobe Province is a significant gold province, located within a porphyry copper belt that stretches from the north western tip to the south eastern tip of the New Guinea island, and has yielded significant gold discoveries including Grasberg, the world’s largest gold mine in terms of reserves.

Access to the site is via a good quality dirt road from Bulolo, which can be reached either by sealed road from Lae or by charter plane from Port Moresby. The operations are located in a hilly region and are scattered along ridges, hilltops and valleys at altitudes ranging from 2,000 metres to 2,700 metres. They comprise the Hidden Valley-Kaveroi open pit, which mines the Hidden Valley and the Kaveroi deposits from a single open pit and contains 80% of current gold reserves and all the silver reserves, the Hamata open pit, which is a smaller but higher grade open pit, a processing plant and a tailings storage facility, both located next to the Hamata pit. The Hidden Valley-Kaveroi pit sits on a mountain top overlooking the rest of the operations and the Hamata pit, process plant and tailings dam are all in the valley. A 5.4 kilometre long pipe conveyor is used to transport the crushed ore from the Hidden Valley-Kaveroi pit down to the process plant. The operation produces both gold and silver bullion. The layout of the operations is shown on the map below:

Source: Newcrest
Geology and Mineralisation

The Hidden Valley deposits are located in the Wau Graben, which is the host of a number of major gold and silver deposits. The deposits are structurally controlled vein-stockwork mineralised systems, with most of the mineralisation hosted by granodiorite. The Hidden Valley deposit dips

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to the east. The Kaveroi deposit lies to the east of the Hidden Valley deposit and dips steeply also to the east. Both deposits are bounded by faults. The Hidden Valley and Kaveroi deposits are fairly homogeneous epithermal gold deposits and contain largely fresh ore with gold and high grades of silver. The shallower Hamata deposit is located approximately five kilometres north-north-west of the Hidden Valley-Kaveroi pit and is also an epithermal gold deposit. It contains mainly oxide ore at a higher gold grade than the Hidden Valley-Kaveroi pit, but no silver.

Mining and Processing

Mining at Hidden Valley is by conventional open pit methods. Both pits are expected to be mined simultaneously. The process plant is designed to treat oxide ore, sulphide ore and transitional oxide/sulphide ore. The treatment of all ore types commences with crushing and grinding. Oxide ore, which is sourced mainly from the Hamata pit and only contains gold, is then treated through a conventional carbon in leach circuit followed by elution. After crushing and grinding, primary or sulphide ore, which contains gold and silver, is leached with cyanide. The leach solution is concentrated in a counter current decantation circuit and treated using the Merrill-Crowe process to precipitate the gold and silver. Feed made up of both oxide and sulphide ores is floated to separate the sulphides, which are leached and treated through the Merrill-Crowe process, while the oxide flotation tails go through the CIL circuit. Gold and silver are recovered in the form of separate gold and silver bullions. Construction and commissioning were delayed because of heavy rainfall, gearbox failures and plant modifications, but are now completed. The plant is now expected to reach full capacity in the June 2010 quarter.

Power is currently sourced from 19 diesel generator sets located on site. The Yonki hydro scheme is expected to become the permanent source of power in late 2010.

Resources and Reserves

Hidden Valley’s Mineral Resources at 30 June 2009 are summarised below. These figures represent 100% of the Mineral Resources:
Hidden Valley — Mineral Resources as at 30 June 2009

	Measured			Indicated			Inferred			Total
		Au	Ag		Au	Ag		Au	Ag		Au	Ag	Au	Ag
	Mt	(g/t)	(g/t)	Mt	(g/t)	(g/t)	Mt	(g/t)	(g/t)	Mt	(g/t)	(g/t)	(Moz)	(Moz)
Hidden Valley-Kaveroi	5.6	2.2	41	46	1.9	34	30	1.5	27	82	1.8	32	4.6	84.0
Hamata	0.34	2.2	—	7.8	2.3	—	1.22	2.6	—	9.2	2.4	—	0.8	—
Total													5.4	84.0

Source: Newcrest
Hidden Valley’s Ore Reserves at 30 June 2009 are summarised below. These figures represent 100% of the Ore Reserves:
Hidden Valley — Ore Reserves as at 30 June 2009

	Proved			Probable			Total
		Au	Ag		Au	Ag		Au	Ag	Au	Ag
	Mt	(g/t)	(g/t)	Mt	(g/t)	(g/t)	Mt	(g/t)	(g/t)	(Moz)	(Moz)
Hidden Valley-Kaveroi	2.8	2.3	39	36	2.0	37	38	2.0	37	2.4	45.2
Hamata	0.20	2.1	—	3.8	2.7	—	4.0	2.7	—	0.4	—
Total										2.8	45.2

Source: Newcrest
Reserves are currently constrained by the capacity of the tailings storage facility. The identification of additional storage capacity would result in a significant uplift of reserves from the currently delineated measured and indicated resource.

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Operating Performance

Hidden Valley’s historical operating performance is summarised below. These figures represent 100% of production:
Hidden Valley (100%) — Operating Statistics

	Quarter ended
	30 Sep 2009	31 Dec 2009	31 Mar 2010
Material mined (000’s tonnes)	—	5,376	3,954
Ore treated (000’s tonnes)	—	778	806
Gold head grade (g/t)	—	2.25	1.96
Gold recovery (%)	—	79.3	70.7
Gold production (oz)	6,336	43,028	35,360
Gross cash costs (A$/oz)[11]	—	—	—
Net cash costs (A$/oz) [12]	—	—	—

Source: Newcrest
The joint venture is currently investigating a number of near mine targets, most of which are located within the mining licence.

Outlook

Newcrest has revised its initial gold production forecast for its 50% share of Hidden Valley for the year ending 30 June 2010 from 110,000-125,000 ounces to 65,000-75,000 ounces.

4.2	Wafi-Golpu

Overview

The Wafi-Golpu project is located in an emerging mineral district, approximately 60 kilometres southwest of the port city of Lae. The project comprises two separate ore systems covered by four contiguous exploration licences. The project is in a hilly area, with no infrastructure in place.

Geology and Mineralisation

The joint venture has identified a major porphyry copper-gold system at Golpu, epithermal gold mineralisation at Wafi and the weaker mineralised Nambonga porphyry copper-gold system. Mineralisation in the Wafi deposit occurs as disseminated sulphides and quartz veins and stockworks; most of the mineralisation is refractory and approximately 15% is oxidised or partially oxidised. Mineralisation at Nambonga occurs as disseminated veins and stockworks. The map below shows the location of the main known ore bodies at Wafi-Golpu:

[11]	Net of by-product credits calculated at spot prices and before stripping and ore inventory adjustments.

[12]	After stripping and ore inventory adjustments.

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Source: Newcrest
A number of other zones of mineralisation and prospects have been identified in the area, including within the Wafi Transfer structure, which has a strike length in excess of 15 kilometres.

Mineralisation remains open and the Joint Venture is continuing its exploration programme. The exploration target for the Wafi-Golpu area has been updated to in excess of 20 million ounces of gold and four million tonnes of copper. Recent drilling at Golpu indicates that the porphyry deposit might be significantly larger than currently defined and that grade increases at depth. An updated resource estimate is expected to be completed in the June 2010 quarter. A number of other early porphyry style targets are to be tested.

Resources and Reserves

Wafi-Golpu’s Mineral Resources at 30 June 2009 are summarised below. These figures represent 100% of the Mineral Resources:
Wafi-Golpu — Mineral Resources as at 30 June 2009

	Measured			Indicated			Inferred			Total
		Au	Cu		Au	Cu		Au	Cu		Au	Cu	Au	Cu
	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	(Moz)	(Mt)
Nambonga	—	—	—	—	—	—	40	0.79	0.22	40	0.8	0.22	1.0	0.08
Wafi	—	—	—	64	2.0	—	40	1.7	—	104	1.9	—	6.2	—
Golpu	—	—	—	88	0.63	1.39	76	0.49	0.72	164	0.57	1.1	3.0	1.76
Total													10.2	1.84

Source: Newcrest

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Wafi-Golpu’s Ore Reserves at 30 June 2009 are summarised below. These figures represent 100% of the Ore Reserves:
Wafi-Golpu — Ore Reserves as at 30 June 2009

	Proved			Probable			Total
		Au	Cu		Au	Cu		Au	Cu	Au	Cu
	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Moz)	(Mt)
Golpu	—	—	—	70	0.61	1.1	70	0.61	1.1	1.4	0.80

Source: Newcrest
The Ore Reserve at Golpu is based on the assumption that mining will be done in a block cave underground mine to produce a copper and gold concentrate.

4.3	Regional Exploration

The joint venture is actively exploring across its tenements to assess known prospects and to identify new targets. The tenements are considered to be prospective for porphyry copper mineralisation, copper-gold skarn mineralisation and epithermal gold mineralisation. The aim is to identify new deposits with the potential to support stand-alone operations.
5	Cracow

Overview

Newcrest has a 70% interest in the Cracow gold mine. The remaining interest is owned by Sedimentary Holdings, a wholly owned subsidiary of Catalpa Limited. Cracow is a high grade, underground gold operation situated in the Cracow Goldfield approximately 1.5 kilometres from the township of Cracow and about 500 kilometres northwest of Brisbane in central Queensland, Australia. Gold has been mined intermittently in the Cracow Goldfield since 1932 with historical ventures producing in excess of 820,000 ounces of gold, predominantly from the Golden Plateau deposit.

The current mining operations at Cracow mine are focussed on deposits discovered since 1996. In 2002 the underground mine was developed and the treatment plant refurbished and upgraded. The Cracow operation has consistently produced around 100,000 ounces of gold per annum over the last four years with throughput capacity exceeding 400,000 tonnes per annum.

Geology and Mineralisation

The Cracow gold deposits are quartz (carbonate), low sulphidation, epithermal gold-silver deposits formed within lode channels in steep-dipping fault zones, which range in strike from north-north-east to north-west. The main deposits occur within a zone around six kilometres long by two kilometres wide, although there are a number of other historical mines some kilometres to the east. The structural regime is developed within Permian andesitic lavas, tuffs and coarse fragmentals. Gold grade is generally high grade (approximately 10g/t) and is associated with silver.

Mining and Processing

The mining and development activities at the Cracow mine are undertaken by Downer EDI under an Alliance Agreement. All mining is from underground, using the downhole benching method with concurrent backfill. After blasting, ore is transported directly to the run-of-mine pad located adjacent to the ore treatment plant. A decline driven from the surface at a gradient of approximately 1:7 provides access to the Royal Shoot deposit while the Klondyke North and Crown Shoot ore bodies are accessed via a decline that branches off the Royal decline. The Sovereign ore body is currently being accessed by developing a new decline branching off the Crown decline. The Kilkenny ore body will be accessed from another new decline branching off the Crown decline. Ventilation is currently provided by three exhaust raises.

Cracow employs a conventional gold processing technology which includes a CIL gold processing circuit and associated mill and onsite infrastructure.

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Reserves and Resources

Cracow mine Reserves and Resources at 30 June 2009 are summarised below:
Cracow (100%) — Resources and Reserves as at 30 June 200913

	Tonnes	Average Grade	Contained Gold
	(Mt)	(g/t)	(Moz)
Resources	3.2	8.2	0.84
Reserves	1.0	7.2	0.23

Source: Newcrest
Operating Performance
The operating performance of Cracow for the four years ended 30 June 2009 and the nine months ended 31 March 2009 is summarised below:
Cracow Gold Mine — Operating Statistics14

					Nine months
	Year ended 30 June				to 31 March
	2006	2007	2008	2009	2010
Ore mined (000’s tonnes)	320	376	431	463	357
Ore milled (000’s tonnes)	316	386	414	437	351
Average head grade (g/t)	11.6	10.1	8.7	7.6	7.2
Gold recovery (%)	94.3	93.9	92.0	92.4	92.0
Gold produced (000’s ounces)	111.0	116.7	107.4	99.2	74.5
Gross cash costs (A$/oz)[15]	319	376	474	530	537
Net cash costs (A$/oz)[16]	306	342	473	519	527

Source: Newcrest
The financial year ending 30 June 2006 was the first full year of gold production at Cracow. Since then gold production at Cracow has been reasonably consistent at around 100,000 ounces per annum. The production level has been maintained despite declining head grades by increased mill throughput, although cash costs have increased over the period.

Exploration

Exploration at Cracow has been directed at indentifying high-grade gold mineralisation within close proximity to the existing deposits. Recent exploration has focussed on drilling of the Kilkenny structure as well as identifying additional resource potential within the Roses Pride, Empire, Phoenix and Stirling vein structures. Drilling has also commenced to the north and south of the mine.

6	Namosi Joint Venture

Newcrest has a 69.94% interest in the Namosi Joint Venture. The joint venture was established in late 2007 with Nittetsu Mining Co. Ltd and Mitsubishi Materials Corporation to explore for porphyry copper-gold and epithermal-style gold mineralization in the Namosi region of Fiji. Newcrest earned its 69.94% interest in the joint venture by funding A$21.5 million of exploration expenditure over 5.5 years.

[13]	Numbers may not add up due to rounding.

[14]	Cracow Mine reported on 100% basis.

[15]	Net of by-product credits calculated at spot prices and before stripping and ore inventory adjustments.

[16]	After stripping and ore inventory adjustments.

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The Namosi tenement, which is located approximately 30 kilometres west of Fiji’s capital city, Suva, covers approximately 15% of the area of the main island. It has been periodically explored over the past 40 years and the potential for gold and base metals was established in the 1960s.

Namosi’s Mineral Resources as at 30 June 2009 are summarised as follows. The figures represent 100% of the resource:
Namosi — Mineral Resources as at 30 June 2009

	Indicated			Inferred			Total
										Au
	Mt	Au (g/t)	Cu (%)	Mt	Au (g/t)	Cu (%)	Mt	Au (g/t)	Cu (%)	(Moz)	Cu (Mt)
Namosi	506	0.16	0.47	795	0.12	0.39	1,301	0.14	0.42	5.7	5.5

Source: Newcrest
Current exploration activity is focused on upgrading the existing resources and identifying new discoveries in the Waivaka corridor. Initial activity will be directed to the more than 15 significant copper and gold prospects already identified during previous reconnaissance level exploration.
7	Regional Exploration
7.1	O’Callaghans

O’Callaghans is a polymetallic deposit located on the Telfer mining lease, approximately 10 kilometres south of the Telfer gold mine and other key infrastructure. It is 100% owned by Newcrest. O’Callaghans is one of the world’s largest tungsten resources and also contains significant zinc, copper and lead mineralisation.

The O’Callaghans deposit is a flat, laterally extensive skarn, approximately 1.2 kilometres long and one kilometre wide, approximately 300 metres below the surface and up to 60 metres in thickness. The skarn has distinct continuous high grade zinc and lead zones which should allow for selective mining. The initial resource estimated in August 2009 was updated in February 2010 as follows:
O’Callaghans — Mineral Resources as at 8 February 2010

		WO3	Cu	Zn	Pb	WO3	Cu	Zn	Pb
	Mt	(%)	(%)	(%)	(%)	(Mt)	(Mt)	(Mt)	(Mt)
Indicated	65	0.34	0.30	0.57	0.28	0.22	0.19	0.37	0.18
Inferred	13	0.27	0.25	0.16	0.07	0.04	0.03	0.02	0.01
Total	78	0.33	0.29	0.50	0.25	0.26	0.22	0.39	0.19

Source: Newcrest
7.2	Marsden

Newcrest owns 100% of the Marsden exploration project located in central New South Wales. Mineralisation is a porphyry-style copper-gold mineralisation hosted in intrusive rocks. Marsden’s Mineral Resources as at 30 June 2009 are summarised as follows:
Marsden — Mineral Resources as at 30 June 2009

	Indicated			Inferred			Total
		Au	Cu		Au	Cu		Au	Cu	Au	Cu
	Mt	(g/t)	(%)	Mt	(g/t)	(%)	Mt	(g/t)	(%)	(Moz)	(Mt)
Marsden	178	0.19	0.37	39	0.07	0.16	216	0.17	0.33	1.2	0.71

Source: Newcrest

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Appendix 3 — Comparable Listed Companies
Sharemarket Ratings of Selected Listed Gold Companies1

		Variables					Multiples
	Enterprise					Cash Costs
	Value (US$	Gold Resources	Gold Reserves	Gold Production (000’s oz)		(US$ / oz)	Gold Resources	Gold Reserves	Gold Production (US$ / oz)
	million)	(000’s oz)	(000’s oz)	Actual	Forecast	Actual	(US$ / oz)	(US$ / oz)	Actual	Forecast
International Gold Majors
Barrick Gold Corporation	45,164	234,313	141,185	7,423	7,797	363	193	320	6,084	5,792
Goldcorp Inc	31,627	101,323	53,460	2,421	2,589	295	312	592	13,062	12,216
Newmont Mining Corp	27,741	91,780	91,780	5,292	5,394	na	302	302	5,242	5,143
AngloGold Ashanti Ltd	18,984	226,680	71,440	4,599	4,667	514	84	266	4,128	4,068
Kinross Gold Corporation	11,281	76,005	45,158	2,239	2,213	421	148	250	5,038	5,097
Minimum							84	250	4,128	4,068
Maximum							312	592	13,062	12,216
Weighted Average							228	370	7,300	6,973
Other International Gold Companies
Gold Fields Limited	10,534	255,377	78,863	3,414	3,750	516	41	134	3,085	2,809
Agnico-Eagle Mines Ltd	9,838	29,795	18,398	493	1,057	347	330	535	19,956	9,305
Eldorado Gold Corporation[2]	9,188	25,724	14,567	553	600	337	357	631	16,611	15,313
OJSC Polyus Gold	9,024	110,215	74,082	1,261	na	391	82	122	7,156	na
Yamana Gold Inc	8,083	39,769	17,131	1,026	1,030	357	203	472	7,881	7,848
Randgold Resources Limited	7,319	27,330	15,560	488	500	510	268	470	14,991	14,639
Red Back Mining Inc	6,427	12,250	7,350	342	505	391	525	874	18,788	12,727
IAMGOLD Corporation	6,058	28,741	14,508	939	970	461	211	418	6,452	6,246
Minimum							41	122	3,085	2,809
Maximum							525	874	19,956	15,313
Weighted Average							243	440	11,866	8,407

[1]	Gold Resources and Reserves are as at last reported. Gold production is based on company forecasts. Production and cash costs forecasts are for years ending 31 December 2009 and 31 December 2010, except for Gold Fields Limited for which the forecast is for the year ending 30 June 2010. Analysis uses share prices as at [4 June] 2010.

[2]	Historical gold production for Eldorado Gold Corporation (“Eldorado Gold”) assumes the acquisition of Sino Gold by Eldorado Gold was completed on 1 January 2009. The gold production actually attributed to Eldorado Gold during the year was 363,509 ounces and the cash costs per ounce represent the actual costs incurred by Eldorado Gold in producing the 363509 ounces of gold.

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Appendix 4
Valuation Concepts for Gold Projects
1	Overview

Despite the extensive analysis of gold companies and gold projects by analysts, valuers and other market commentators, there is little consensus on an appropriate basis for the valuation of gold assets. While the discounted cash flow (“DCF”) methodology is frequently applied to valuing gold companies and gold projects, there is considerable uncertainty about the extent to which the results properly explain observed market values. This uncertainty is reflected in the reliance on rules of thumb based on quantities of gold reserves and resources and the frequent use of DCF valuations as an indicator of relative rather than absolute value. This Appendix examines some difficulties inherent in using the DCF methodology to value gold companies and gold projects and examines modifications to the DCF approach to obtain more meaningful results. In particular, it sets out the theoretical background to Grant Samuel’s adoption of the gold futures methodology as its preferred approach to the valuation of gold assets.

Grant Samuel’s experience is that, over a period of many years, the gold futures methodology has successfully explained share market and transaction values in the gold sector. As set out in Section 7.2 of the report to which this Appendix is attached, Grant Samuel’s analysis suggests that since January 2008 (apparently as a result of the global financial crisis and more recently as a result of concerns regarding European sovereign debt) there has been a market de-rating of gold equities relative to physical gold.

The consequence is that the gold futures methodology now appears to have poorer explanatory power (particularly for long life projects) than previously. However, the gold futures methodology continues to have both practical and theoretical advantages relative to traditional DCF analysis in the context of gold asset valuations.

2	Limitations of the Discounted Cash Flow Methodology

Although the DCF methodology is widely used for valuing gold projects, it has a number of shortcomings. Most importantly, the ability of DCF valuations to explain the value of gold assets is at best limited. The value of gold assets estimated by DCF valuations is frequently substantially less than the value of the assets observable by reference to equity market values or the price at which the assets are purchased and sold. This is particularly the case with long life gold assets. DCF analysis attributes little value to the later years of production of such long life assets.

Some of the difference between values estimated using the DCF methodology and market values may be explained by reference to exploration and development potential not explicitly captured by the DCF methodology. Analysts and other gold market observers frequently refer to a “gold premium” to explain the residual difference between DCF valuations and market values. In Grant Samuel’s view, this is unsatisfactory. The notion of a “gold premium” does not provide an intellectually rigorous and replicable technique for valuing gold assets. To the contrary, it represents no more than a confirmation that DCF valuations frequently fail to explain the observable value of gold assets.

In summary, it appears that the DCF methodology as traditionally applied may be flawed for the valuation of gold assets. This view is supported by:
▪	the diversity of assumptions made by valuers as to discount rates and future gold prices; and

▪	the poor predictive power of DCF analysis when applied to the valuation of gold assets.
2.1	Selection of Discount Rates

Discount rates are normally estimated by reference to the cost of capital of a company or the industry in which it trades. The cost of capital is usually calculated as the weighted average cost of equity and debt. The cost of equity is commonly estimated on the basis of the Capital Asset

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Pricing Model (“CAPM”). This in turn requires an estimate of the beta to apply to the valuation process.

Published valuations of gold assets have made a variety of assumptions regarding the betas of gold companies. The betas used have been generally in the range 0.5 to 1.5. The range of betas reflects, amongst other factors, differing assumptions regarding the appropriate sharemarket against which to measure returns on gold stocks. Betas estimated against the Australian sharemarket are commonly in the approximate range 1.0 to 1.5. However, if it is assumed that the marginal price setting investor in a gold company is an international investor, then the appropriate sharemarket against which to measure the correlation of returns on gold stocks is an international sharemarket. Betas measured on this basis may range between 0 and 0.5.

In Grant Samuel’s view, the available evidence is insufficient to reach any firm conclusion as to the value of betas for Australian gold companies. There is unlikely to be any single correct beta for a company. In any event, the relevant beta is not the beta measured using historical data or a particular statistical technique but rather the beta used or implicit in the pricing decisions of investors in, and acquirers of, gold assets. Betas for gold companies in which domestic investors are likely to be the price setters may broadly be in the approximate range 0.7 — 1.3. The beta of a gold company is likely to reduce as the perceived quality and expected life of its assets increase, the company is able to attract international investment and its shares are traded more deeply. For large gold companies or assets in which foreign investors are likely to be the price setters a beta in the range 0.0 — 0.5 has historically appeared reasonable.

However, it appears that in recent periods of heightened global financial stress (as witnessed during the global financial crisis in 2008 and more recently during the European sovereign debt crisis), extremely risk averse investors may have reassessed the extent to which gold equities provide a proxy for physical gold and may have concluded that indirect gold (through equities) is a riskier investment than direct physical gold. This risk reassessment appears to have been reflected in an increase in gold company betas, from values approaching zero to values around or in excess of 0.5.

The following table shows estimated betas for major gold companies over the last two years, by comparison with estimated betas for the two preceding years:
Major Gold Company Betas

	June 2006 – June 2008	July 2008 – June 2010
Barrick Gold Corporation	0.031	0.535
Goldcorp Inc.	0.352	0.535
Newmont Mining Corp.	0.153	0.723
AngloGold Ashanti Ltd	0.078	0.403
Kinross Gold Corporation	0.433	0.531
Minimum	0.061	0.403
Maximum	0.433	0.723
Average	0.215	0.545

Source: Bloomberg
2.2	Forecasting of Future Gold Prices

Projecting future gold prices for the purpose of calculating expected revenues from gold mining operations also involves uncertainty. The gold price has historically demonstrated considerable volatility.

Valuers use a wide variety of assumptions regarding future gold prices, including assumptions that:

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▪	the current real spot price, expressed in US$ terms, will continue for the foreseeable future. This assumption is defensible on the basis that the current spot price should incorporate market expectations regarding the future spot price. However, DCF valuations using this assumption typically undervalue gold assets by substantial margins;

▪	there will be real movements in gold prices. Such assumptions amount to a belief that the valuer has a better view of the gold market than the market in general;

▪	gold prices will be realised on the basis of actual gold company hedging policies. This assumption results in the use of higher gold prices for part of the output from a gold project. While it is true that actual hedge positions will add to or subtract from value, Grant Samuel is not aware of any evidence that hedging programs increase value on a prospective basis. To the contrary, there is a common market view that hedging reduces investor interest in gold stocks and destroys value; and

▪	all gold will be sold at prices equal to the prices currently obtainable for future delivery of gold (“futures prices”). The use of futures prices may be justified on the basis that futures prices provide a reliable indicator of the value of future gold production. However, the use of futures prices is not obviously consistent with traditional DCF methodology. The DCF methodology involves the estimation of expected future cash flows. The gold futures price is not equal to the expected future spot gold price. Use of the gold futures price will result in the estimation of “notional cash flows” that are not equal to expected actual future cash flows. Moreover, use of the gold futures price represents an adjustment in full for gold price risk. To the extent that gold price risk is a component of non diversifiable risk, use of the gold futures price and a discount rate estimated using the conventional CAPM framework may result in an effective “double-counting” of some or all of the gold price risk.
3	Gold Futures Methodology

Theoretical valuation methodologies such as the DCF methodology are based on the premise that the value of an asset or project can be estimated by identifying a portfolio of financial assets of similar cash flow and risk characteristics and extrapolating the value of that portfolio. The DCF methodology assumes that the appropriate analogous asset portfolio is a portfolio of riskless bonds and increases the discount rate to adjust for the additional risks involved in real assets.

It is not clear that conventional DCF methodology is the most appropriate methodology for valuing gold mining projects. There is a body of argument that suggests that the analogous asset portfolio for gold projects is a portfolio comprised of bonds and gold or bonds and futures contracts over gold. Valuation models which attempt to incorporate the value of management flexibility assume that a mining project may be viewed as a portfolio of complex options over the commodity being mined. However, such an analysis increases practical complexities substantially. This section of the Appendix discusses the valuation of gold projects on the basis that the value of gold projects may be estimated by reference to the value of asset portfolios consisting of bonds and either gold futures or physical gold.

The limited usefulness of the DCF methodology for valuing gold assets may be a consequence of the fact that gold is not a commodity. Rather, it is commonly viewed as a financial asset. Through the gold futures market, it is possible to earn returns on gold commensurate with the returns on low risk financial instruments.

The gold futures market also provides a precise measure of the present value of gold delivered at some time in the future. A gold futures contract is a contract to buy and sell a quantity of gold for a specified price (the “futures price”) to be delivered at some point in the future. The present value of the future gold delivery is given by the futures price discounted at the risk free rate for the period to delivery of the gold.

Valuation of a gold project requires the subtraction of the present value of future extraction costs from the present value of future gold production. Future gold production may be represented as a series of expected gold deliveries. Expected gold deliveries are defined as the mean of all probability adjusted gold deliveries. These expected gold deliveries can be valued by reference to the relevant futures prices, discounted at the risk free rate. This does not represent an attempt to estimate actual future gold

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revenues. Rather, it is a means of estimating the current value of future gold production. It is argued that it is appropriate to use the risk free rate to value future production because:
▪	all gold price risk has been taken into account through the use of futures prices;

▪	development, mining and related risks have been taken into account by using expected future gold production. Expected future gold production represents risk adjusted future gold production; and

▪	other risks associated with gold revenues should be fully diversifiable. Accordingly, diversified portfolio investors would require no return above the risk free rate.
Use of the risk free rate does not suggest that the cash flows from any asset are certain or risk free. It implies only that the cash flows are not subject to any systematic risk. Therefore, given that all specific (non systematic) risks can be diversified away on a portfolio basis, it is appropriate to apply the risk free rate.

Consequently, the present value of a gold mining project is given by the present value of future production less the present value of future extraction costs. This may be represented as follows:
where
PV is the present value of the gold mine given by summing the present value for future production less the present value of future costs;
Ft is the gold futures price for delivery in each future period t;
Pt is the expected production in each period t;
Ct is the expected extraction cost in each period t; and
Rf is the risk free rate for duration t.
Gold producers are frequently unable to write gold futures contracts for more than five years. For valuation purposes, however, gold futures prices can be estimated for longer periods. Gold futures prices may be estimated by compounding the current spot price at the risk free rate for the period of the futures contract. This may be represented as follows:
where
So is the spot gold price at time 0.
This simplifies the earlier present value for a gold mine to the following:

Accordingly, gold projects maybe valued by valuing expected future gold production at the current spot gold price, without discounting, and subtracting expected future extraction costs discounted at the risk free rate.

Gold producers typically achieve a contango (the premium to the current spot price) through the futures market that is somewhat less than the current spot price compounded at the risk free rate. This discount reflects counterparty or credit risk and transaction costs. As between credit risk free counterparties, the gold futures price should always be equal to the current spot price compounded at the risk free rate. If the gold futures price was less than the current spot price compounded at the risk free rate, holders of gold could lock in infinite risk free profits. They could sell their gold, invest the amount realised in risk free bonds and buy back the equivalent volume of gold in the futures market at a price less than the proceeds and accumulated interest from their bond holdings. Conversely, if the gold futures price was greater than the current spot compounded at the risk free rate, infinite risk free profits could be secured by selling

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bonds (or borrowing), buying gold in the spot market, delivering the gold into futures contracts and repurchasing the bonds.

Gold producers are not risk free counterparties. However, for the purpose of valuing expected future gold production, it is appropriate to assume that the futures price is given by the current spot price compounded at the risk free rate. Counterparty and other diversifiable risks are taken into account through the process of estimating expected future production, which represents risk-adjusted production.

The valuation of gold projects by reference to the gold futures market (“gold futures methodology”) does not reflect general practice. However, this approach has a strong theoretical underpinning. Its conclusions are consistent with the common market rules of thumb for valuing gold companies and gold projects on the basis of the quantity of gold in reserves and resources.

Aspects of the gold futures methodology have been incorporated in a variety of valuations. Various published valuations of long life Australian mining assets have used spot gold prices compounded at the risk free rate as proxies for the expected future spot price.

Although gold futures pricing is not commonly used in Australia it is indirectly supported by international market practice. United States gold analysts frequently use a zero discount rate in valuing United States gold projects. Use of a zero discount rate is equivalent to valuing future gold production at current spot prices on an undiscounted basis, although it may overstate the present value of future production costs. The market capitalisation of the majority of large, well traded gold companies is better explained by DCF analysis using a zero discount rate than by traditional DCF analysis using a discount rate representing estimates of weighted average cost of capital.

5

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GRANT SAMUEL
■     ■      ■
Appendix 5
Report by AMC Consultants Pty Ltd
Refer to section 12 of the Scheme Booklet

1

INDEPENDENT TECHNICAL SPECIALIST'S REPORT
284

12

Mining activities at Lihir Island.

INDEPENDENT TECHNICAL SPECIALIST’S REPORT Mining activities at Lihir Island.

Lihir Gold Limited Scheme Booklet	285

AMC Consultants Pty Ltd ABN 58 008 129 164 Ground Floor, 9 Havelock Street WEST PERTH WA 6005 T +61 8 6330 1100 F +61 8 6330 1199 E amcperth@amcconsultants.com.au
INDEPENDENT TECHNICAL SPECIALIST’S
REPORT
LIHIR GOLD LIMITED
AMC PROJECT 210051
July 2010

ADELAIDE	BRISBANE	MELBOURNE	PERTH	UNITED KINGDOM	VANCOUVER
+61 8 8201 1800	+61 7 3839 0099	+61 3 8601 3300	+61 8 6330 1100	+44 1628 778 256	+1 604 669 0044

www.amcconsultants.com.au

12 Independent technical specialist’s report continued	286
LIHIR GOLD LIMITED
Independent Technical Specialist’s Report
15 July 2010
The Directors
Grant Samuel & Associates Pty Ltd
Level 6, 1 Collins Street
MELBOURNE VIC 3000
Dear Sirs
INDEPENDENT TECHNICAL SPECIALIST’S REPORT
LIHIR GOLD LIMITED
On 4 May 2010, Lihir Gold Limited (LGL) announced a proposed transaction with Newcrest Mining Limited (Newcrest) whereby Newcrest will acquire all LGL’s ordinary shares under a Scheme of Arrangement (Transaction). LGL has engaged Grant Samuel & Associates Pty Ltd (Grant Samuel) to prepare an independent expert’s report on the Transaction (the Assignment).
AMC Consultants Pty Ltd (AMC) has been appointed to provide technical advice to Grant Samuel in relation to the Assignment. In particular, Grant Samuel engaged AMC to provide a independent technical specialist’s report, including a description of the mineral assets of LGL and their planned development, and AMC’s conclusions as to reasonableness or otherwise of the technical assumptions regarding Ore Reserves, production profiles, capital costs, operating costs and an assessment of exploration interests.
The principal mineral assets reviewed by AMC include:
•	The Lihir Gold Mine in Papua New Guinea.

•	Mt Rawdon Gold Mine in Queensland, Australia.

•	Bonikro Gold Mine in Côte d’lvoire.

•	Exploration assets in Côte d’lvoire.
For each of the operations and projects reviewed, AMC has provided production, capital cost, and operating cost projections (modelling scenarios) to Grant Samuel.
In general terms AMC, has modelled scenarios for each operating asset and project. AMC Case 1 is typically based on Ore Reserve1 estimates and that part of other Mineral Resources1 and exploration potential for which AMC judges there is a high confidence of future conversion to Ore Reserves.
AMC Case 2 typically adds to AMC Case 1 mining and processing inventories, those tonnages which AMC judges to represent reasonable likely further additions to Ore Reserves from existing Mineral Resources and from readily demonstrable exploration potential, but to a lesser confidence level than in AMC Case 1. In some cases, AMC Case 2 provides for a significant expansion of production and/or other upgrades and improvements. AMC believes that both AMC Case 1 the AMC Case 2 modelling scenarios are based on reasonable grounds.
AMC has completed its engagement as a Specialist in accordance with the Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports, 2005 (the VALMIN Code2).
AMC’s use, in this report, of the terms Mineral Resources and Ore Reserves are in accordance with the JORC Code.

[1]	As defined by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition, Effective December 2004, Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

[2]	Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports, The VALMIN Code 2005 Edition, Prepared by The VALMIN Committee, a joint committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Mineral industry Consultants Association with the participation of the Australian Securities and Investment Commission, the Australian Stock Exchange Limited, the Minerals Council of Australia, the Petroleum Exploration Society of Australia, the Securities Association of Australia and representatives from the Australian finance sector.

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LIHIR GOLD LIMITED
Independent Technical Specialist’s Report
For the purposes of preparing this report, AMC has visited the operating sites in February 2009, reviewed material technical reports and management information and held discussions with management staff both on site and in the LGL office in Brisbane. AMC has not visited the exploration projects located away from the operations and projects under development as they are not considered to be material to the overall value of LGL.
AMC has not audited the information provided to it, but has aimed to satisfy itself that all of the information has been prepared in accordance with proper industry standards and is based on data that AMC considers to be of acceptable quality and reliability. Where AMC has not been so satisfied, AMC has included comment in this report and made modifications to the estimates and forecasts provided by AMC to Grant Samuel.
For exploration assets, it is not possible to project cash flows and/or production estimates with sufficient confidence to rely on discounted cash flow methodology. Therefore, AMC has considered other methods to value the exploration assets. These methods are commonly used in Australia to value exploration projects and are discussed in this report.
The VALMIN Code defines a Technical Value as an assessment of future net economic benefit and a Fair Market Value as one which adds to or subtracts from a Technical Value a premium or discount relating to market, strategic or other considerations. AMC’s values of exploration assets are Fair Market Values. Some of the exploration valuation methods result in a Technical Value, but AMC does not believe it appropriate at this time to apply a premium or discount to assets such as these to obtain a Fair Market Value.
LGL has advised AMC that independent reviews of material tenements have been undertaken as part of separate due diligence processes. AMC has not reviewed the status of tenements.
AMC’s review of operating costs has been restricted to site based costs. State or third party royalties, taxes, concentrate transport charges, smelting and refining charges, and corporate or head office costs have not been reviewed and are not included in costs presented in this report.
AMC presents the Technical Specialist’s Report which follows in the form of:
•	Executive Summary.

1.	Lihir Gold Mine.

2.	Mt Rawdon Gold Mine.

3.	Bonikro Gold Mine.

4.	Exploration Valuation.

5.	Qualifications.
All monetary figures in this report are expressed in Australian Dollars (A$), or United States Dollars (US$) or Papua New Guinea Kina (K) as at January 2010 unless otherwise noted. Costs are presented on a cash cost basis unless otherwise specified.
Production and costs in this report are presented on a year ending December basis.
Mineral Resources are reported as inclusive of Ore Reserves.
For definitions of abbreviations used in this report, refer to Appendix A.
Yours faithfully

A M Chuk	L J Gillett
M AusIMM	M AusIMM (CP)
Principal Consultant	Director

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LIHIR GOLD LIMITED
Independent Technical Specialist’s Report
CONTENTS
EXECUTIVE SUMMARY

1 LIHIR GOLD MINE (PNG)	1
1.1 Location and Background	1
1.2 Geology	1
1.3 Mineral Resources and Ore Reserves	3
1.3.1 Mineral Resources	3
1.3.2 Ore Reserves	4
1.4 Exploration and Reserve Potential	5
1.5 Mining Operations	6
1.5.1 Mine Description	6
1.5.2 Mining Schedule	6
1.5.3 Ore Stockpiles	8
1.5.4 Geotechnical and Geothermal Aspects	8
1.5.5 Reconciliation	9
1.5.6 Tonnage Reconciliation	10
1.5.7 Grade Reconciliation	10
1.5.8 Contained Gold Reconciliation	11
1.6 Metallurgy and Processing Operations	11
1.6.1 Plant Description	11
1.6.2 Plant Performance	13
1.6.3 Million Ounce Plant Upgrade Project	14
1.7 Waste Rock and Tailings Disposal	15
1.8 Power	16
1.9 Environment, Sustainable Development and Community Issues	17
1.10 Capital and Operating Costs	19
1.10.1 Sustaining Capital Costs	19
1.10.2 MOPU Project Capital Costs	20
1.10.3 Operating Costs	21
1.11 AMC Modelling Scenarios	23
1.11.1 AMC Case 1	24
1.11.2 AMC Case 2	26
1.11.3 Reserves-Only Case	28
1. 12 Risks and Opportunities	30
2 MT RAWDON GOLD MINE (QLD)	31
2.1 Location and Background	31
2.2 Geology	32
2.3 Mineral Resources and Ore Reserves	34
2.3.1 Mineral Resources	34
2.3.2 Ore Reserves	35
2.3.3 Potential for Additional Reserves	36
2.4 Mining Operations	37
2.4.1 Mine Description	37
2.4.2 Mine Planning and Scheduling	38
2.4.3 Mine Performance	38
2.5 Metallurgy and Processing Operations	39
2.5.1 Process Description and Operating Philosophy	39
2.5.2 Ore Characteristics	40
2.5.3 Ore Treatment Rate	40
2.5.4 Metal Recoveries	41
2.5.5 Additional Plant Capacity/Upgrades	41
2.5.6 Metallurgical Test Work	41
2.6 Power, Water and Infrastructure	41
2.7 Environmental, Health, Safety and Community Issues	42
2.7.1 Environmental	42
2.7.2 Health and Safety	43
2.7.3 Community	43
2.8 AMC Modelling Scenarios	43

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2.9 Risks	45
3 BONIKRO GOLD MINE (COTE D’lVOIRE)	46
3.1 Location and Background	46
3.2 Geology	47
3.3 Mineral Resources and Ore Reserves	48
3.3.1 Mineral Resources	48
3.3.2 Ore Reserves	49
3.3.3 Grade Control and Resource Reconciliation	51
3.4 Mining Operations	51
3.4.1 Mine Design and Geotechnical Aspects	51
3.4.2 Drill and Blast	59
3.4.3 Load and Haul	59
3.4.4 Life of Mine Plan	53
3.5 Metallurgy and Processing Operations	53
3.5.1 Process Description	53
3.5.2 Process Operation	54
3.6 Waste Dump and Tailings	56
3.6.1 Waste Rock	56
3.6.2 Tailings Dam	56
3.7 Infrastructure and Power	57
3.7.1 Mine Site	57
3.7.2 Water Supply	58
3.7.3 Power	58
3.8 Labour	59
3.9 Environmental and Community Issues	59
3.9.1 Regulatory Background	59
3.9.2 Impact Assessment	59
3.9.3 Compliance	60
3.9.4 Social Responsibility	61
3.10 Hiré Feasibility Study	69
3.11 AMC Modelling Scenarios	63
3.11.1 AMC Case 1	64
3.11.2 AMC Case 2	64
3.12 Risks and Opportunities	65
4 VALUATION OF LGL’S EXPLORATION PROJECTS	66
4.1 Introduction	66
4.2 Exploration Valuation Methods	66
4.2.1 Côte ri’lvoire Regional Exploration Valuation	66
5 QUALIFICATIONS	70
TABLES

Table 1.1	Mineral Resource Estimate — August 2009 (Compared with December 2008)	4
Table 1 2	Ore Reserves Estimate — June 2009[1,2,3]	5
Table 1.3	Tonnage Reconciliation — Reserve Model to Actual Mined	10
Table 1 4	Gold Grade Reconciliation — Reserve Model to Actual Mined	10
Table 1 5	Contained Gold Reconciliation — Reserve Model to Grade Control	11
Table 1.6	Process Plant KPI’s — Years 2004 to 2009	14
Table 1 7	Capital Expenditure — 2004 to 2009	19
Table 1 8	MOPU Project Capital Cost Estimate	90
Table 1.9	Interim Power Station Capital Cost Estimate	91
Table 1.10	Operating Costs — 2004 to 2009	99
Table 1.11	AMC Case 1 — Production and Cost Estimates	25
Table 1.12	AMC Case 2 — Production and Cost Estimates	97
Table 1.13	Reserves-Only Case — Production and Cost Estimates	99
Table 2.1	LGL Mt Rawdon Operations Tenement Holdings	39
Table 2.2	Mineral Resource Estimate — January 2010	34
Table 2.3	Ore Reserve Estimate — January 2010	35

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Table 2.4	Tenement Work Commitments	36
Table 2.5	Exploration Budget — 2010	36
Table 2.6	Crushing Plant Data	40
Table 2.7	Grinding Circuit Data	40
Table 2.8	AMC Case 1 — Production and Cost Estimates	45
Table 3.1	Mineral Resource Estimate (Bonikro Gold Mine) — March 2010	49
Table 3.2	Mineral Resource Estimate (Other Deposits) — August 2009	49
Table 3.3	Ore Reserve Estimate — March 2010	49
Table 3.4	Design Parameters for Detailed Design	52
Table 3.5	Hiré Feasibility Study Mining Inventory	63
Table 3.6	Hiré Feasibility Study Production Scenarios	63
Table 3.7	AMC Case 1 — Production and Cost Estimates	64
Table 3.8	AMC Case 2 — Production and Cost Estimates	65
Table 4.1	LGL Mines CISA Exploration Projects — Tenement Details	67
Table 4.2	LGL Exploration Projects — Exploration Activities	67
Table 4.3	LGL Exploration Projects -Value per Unit Area Summary	68

	FIGURES

Figure 1.1	Location of Lihir Gold Mine, PNG	1
Figure 1.2	Lihir Island Geology	2
Figure 1.3	Generic Model for Gold Deposition within Lihir (Ladolam) Deposit	2
Figure 1.4	Ore Zone Domains in the August 2009 Mineral Resource Update	3
Figure 1.5	Schematic of Phase Positions — Current Ore Reserves	7
Figure 1.6	Grade Reconciliation — Mine to Process Plant (Mill) Feed (January 2006 to April 2010)	10
Figure 1.7	Contained Gold Reconciliation — Mine to Process Plant (Mill) Feed (January 2006 to April 2010)	11
Figure 1.8	MOPU Processing Flowsheet	15
Figure 1.9	Environmental Incidents — 1998 to 2008	18
Figure 1.10	AMC Case 1 — Processed Tonnes and Gold Head Grade	24
Figure 1.11	AMC Case 1 — Gold Production and Operating Costs	25
Figure 1.12	AMC Case 2 — Processed Tonnes and Gold Head Grade	26
Figure 1.13	AMC Case 2 — Gold Production and Operating Costs	27
Figure 1.14	Reserves-Only Case — Milled Tonnes and Gold Head Grade	28
Figure 1.15	Reserves-Only Case — Gold Production and Operating Costs	29
Figure 2.1	Location of Mt Rawdon Gold Mine	31
Figure 2.2	Generalised Cross-Section (Looking North)	32
Figure 2.3	Generalised Level Plan (52 mRL)	33
Figure 2.4	View of Pit Looking South	38
Figure 2.5	Process Plant Flowsheet	39
Figure 3.1	Location Map	46
Figure 3.2	Geology of Côte d’lvoire, Location of Bonikro Gold Mine and Exploration Tenements	47
Figure 3.3	Drill and Model Section 688900N Showing Interim and Final Pits	48
Figure 3.4	Pit Optimisation Shells	50
Figure 3.5	Pushback Designs	50
Figure 3.6	Production Schedule	53
Figure 3.7	Budget and Actual Production February 2009 to March 2010	55
Figure 3.8	Gold Recovery February 2009 to March 2010	56

	APPENDICES

APPENDIX A ABBREVIATIONS

APPENDIX B QUALIFICATION OF PRINCIPAL CONTRIBUTORS

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Independent Technical Specialist’s Report
EXECUTIVE SUMMARY
Lihir Gold Mine
Lihir Gold Mine is 100% owned by LGL and is located on Lihir Island in northeast Papua New Guinea (PNG), approximately 900 km north northeast of Port Moresby, PNG’s capital.
The Lihir Island is formed from the remnants of five volcanoes. The Lihir Gold Mine is located within the youngest volcano (approximately one million years old) at Luise Caldera on the eastern side of the island, although gold mineralisation itself dates from 0.15 to 0.90 million years.
Volcanism is no longer active on Lihir Island, however, the host rocks at Luise Caldera are in an active geothermal area. LGL is harnessing underground geothermal reservoirs to generate electricity, supplemented by generation using heavy fuel oil (HFO). As a result of the geothermal activity, the ore and waste rock must be depressurised and cooled prior to mining to mitigate potential for explosive geothermal steam emissions.
Gold mineralisation is hosted by brecciated and hydrothermally altered volcanic rocks near surface, and intrusive monzonitic rocks at depth. The entire sequence has been extensively altered, resulting in the development of geological zones which influence mining/geotechnical design and planning as well as metallurgical processing.
Gold occurs mainly as sub-micron sized particles in pyrite and marcasite and is mostly refractory in nature. High grade gold mineralisation of greater than 3.5 g/t Au, including bonanza zones of more than 100 g/t Au, is concentrated around the intersections of steeply dipping feeder structures with shallow dipping contacts. Lower grade halo mineralisation generally envelopes the high grade zones, but can also be developed by itself.
Construction of the Lihir Gold Mine was started in 1995 and first gold was poured in 1997. Since then, production has progressively increased with the mine producing 850,000 ounces of gold in 2009 at a gross cash cost of US$507/oz and a total cash cost of US$394/oz per LGL management reports.
Mineral Resources and Ore Reserves as reported by LGL in its 2009 Annual Report are:

•	Measured and Indicated Resources:	553 Mt at 2.42 g/t Au containing 43.0 Moz Au as at August 2009.

•	Inferred Resources:	87 Mt at 1.95 g/t Au containing 5.5 Moz Au as at August 2009.

•	Proved and Probable Reserves:	331 Mt at 2.71 g/t Au containing 28.8 Moz Au as at June 2009.
The mineral resource has been estimated at a cut-off of 1.0 g/t Au within a conceptual pit optimisation shell generated at a gold price of US$1,000/oz, with mining depletion to December 2008.
AMC believes that the current resource estimates have been prepared to a good standard and that gold and sulphur distributions are adequate for mine planning. The quality of the input drillhole resource data is of a suitable standard for resource estimation and the quality and density of the data are appropriately reflected in the resource classification.
AMC notes that exploration activity is constrained by the steep caldera to the west and south of the Lihir Gold Mine and will also be limited by the location of a coffer dam to the east. However, AMC considers that areas to the north of Kapit and immediately to the east of current mining operations within Luise Caldera are highly prospective and are likely to contain additional mineral resources and are likely add to reserves in the coming years.

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Independent Technical Specialist’s Report
The Probable Reserve estimate is based on the resource model at an average process plant feed cut-off of 1.36 g/t Au within a detailed pit design based on a pit optimisation shell generated at US$800/oz, with mining depletion to June 2009. The pit optimisation runs that the reserve estimate is based on do not utilise Inferred Resource blocks in the resource model and are constrained by the culturally significant Alaia Rock, located in the Coastal area.
Capital costs for pit extensions are also applied in the pit optimisation process as “hurdle” costs. Examples are the costs of relocating the Kapit stockpile to Kapit North, the cost of constructing a coffer dam to enable extension of the pit into the harbour, and the cost of removal and replacement of infrastructure required for pit cut-backs.
The Proved component of the Ore Reserves comprises the stockpile estimate based on the mine grade control system. As stated in LGL’s 2009 Annual report, the stockpiles as at June 2009 contained 62 Mt grading 2.5 g/t Au (containing 4.9 Moz Au).
An internationally recognised consulting group has independently audited the June 2009 Reserve estimation procedures and reported in February 2010 that no fatal flaws were found. AMC believes that the reserve estimate is reasonable and has been reported in accordance with the JORC Code.
Reserves are reconciled against actual mined data which combine process plant production data and stockpile movements as determined from the ore control model and survey data. The actual mined data have reconciled very well with reserves on a global basis with, for the past three years, actual tonnes of ore mined at 103% of reserve, gold grade at 101% of reserve, and contained gold at 104% of reserve.
The Lihir Gold Mine operates by conventional open pit methods with either 6m or 12m high benches. The primary mining fleet currently comprises five O&K RH200 shovels, one O&K RH120 shovel and 36 Caterpillar 785 trucks.
The Minifie deposit was accessed first because of its lower stripping ratio and higher gold grades. Mining of the Minifie and Lienetz deposits will ultimately extend the pit to within 100m of the shoreline with a base some 200m below sea level. The planned final dimension of the pit is approximately 2 km by 1.4 km. Mining of Kapit will extend the pit a further kilometre to the north parallel to the coast and extending out into the harbour.
Low grade ore is stockpiled (current stockpiles average around 2.5 g/t Au). Waste is either barged out for deep sea disposal or is being dumped in-shore ahead of the Kapit coffer dam construction.
LGL submitted an Environmental Impact Statement (EIS) to the PNG Department of Environment and Conservation (DEC) in July 2005, which identified the need for increased waste disposal beyond the allowed volume of 18,000,000 m3. The DEC approved this updated EIS in March 2008, with new Environmental permits being issued in October 2008.
The Lihir Island mining operation is set in a very complex geotechnical, geothermal and seismic environment.
The rock mass is very weak in the upper zones of the open pits, with more competent materials at depth. Overall pit wall slope failure is assessed by LGL as being unlikely, but landslide failures above the pit rim or affecting access roads are possible.
The next major area of the mine to be developed is the Kapit pit, where pioneering work has commenced. The pit will be mined from around 300m above sea level to around 200m below sea level. There are limited geotechnical data available at present for the Kapit pit and adjacent areas and additional geotechnical drilling is planned as a priority.
Mining of the Kapit final pit cut-back requires construction of a coffer dam in Luise Harbour, aligned sub-parallel to the shore line. Dam construction is scheduled to be complete by the end of 2014. The design has been signed off by an internationally recognised geotechnical engineering consultancy. The dam will be up to 80m high on the seaward side. Risk assessments of the dam and the design and depressurisation of the pit final walls are key aspects of the project.

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Significant work is required to ensure completion of the dam within the scheduled timeframe. If there are delays in its completion, the Kapit pit cut-back may be delayed, affecting process plant feed grade, as the cut-back includes 12.6 Mt of high grade ore grading 5.6 g/t Au. The Kapit pit area also features high virgin rock mass temperatures prior to preparations for mining, relative to previously developed pit areas. If cooling is slower than planned, the production schedule may be detrimentally affected.
Based on current ore reserve estimates, mining is scheduled to be completed in 2025 and processing of stockpiles is scheduled to be completed in 2037. The stockpiles are expected to peak at 160 Mt of ore.
The Lihir Gold Mine ore processing plant comprises two main circuits. The first circuit was designed to process run of mine (ROM) ore by crushing and grinding prior to being fed directly to the autoclave plant to oxidise all of the pyritic sulphur prior to cyanide leaching and carbon-in-leach gold recovery followed by standard carbon elution and gold electrowinning and, finally, gold bullion smelting. The second, more recent plant was designed to process a lower grade ore by crushing and grinding followed by sulphide froth flotation recovery to improve the sulphur and gold grades in concentrates.
The pressure oxidation circuit comprises three autoclaves. Feed from the direct feed circuit and concentrate from the flotation circuit are blended into the autoclaves to optimise the sulphur addition to the units and, consequently, their operation. The autoclave circuit is conventional for gold circuits with temperature at about 205°C and a pressure at about 2,650 kPa. Oxygen from three operating oxygen plants is injected into the autoclave to oxidise more than 90% of the sulphides. Oxygen is injected into the autoclave at an equivalent of approximately 1.9t of oxygen to 1t of sulphur.
Washed pulp from the autoclaves is fed to the leach circuit where lime and cyanide are added and then the dissolved gold is adsorbed onto activated carbon particles. Gold is stripped from the loaded carbon is into solution before electrowinning cell where the gold is plated onto cathodes.
Gold from the cathodes is smelted into gold bullion poured which is high quality and contains about 93% to 95% gold, 1% to 2% silver and about 3% to 5% base metals. The bullion bars are shipped to a refinery in Perth for final refining to saleable 99.99% gold bars.
Tailings are disposed of via a deep sea outfall. The tailings are extensively treated and detoxified before being discharged below biologically productive upper ocean layers, with final settlement depths estimated at 1,500m to 2,000m.
Tailings volumes and chemistry have been in compliance with regulatory criteria established by DEC.
In 2008, LGL approved a major expansion to the Lihir Gold Mine process plant to increase annual gold processing capacity by 200 koz to 300 koz to approximately one million ounces per year (the million ounce production upgrade, or MOPU project). Annual plant throughput will increase from the current range of 6.5 Mt to 7.5 Mt to between 10.5 Mt and 12.5 Mt. Construction of the expansion commenced in 2008 and is scheduled for completion in late 2011. The upgrade will include installation of a fourth autoclave with the capacity of more than two of the existing autoclaves, a fourth oxygen plant, and a second tailings outfall installation, plus associated plant and infrastructure additions and upgrades.
This expansion is being installed within the same footprint as the existing plant.
The total MOPU capital budget is US$783M (exclusive of the extra power plant). Approximately 50% of the project budget is committed. LGL reports that the MOPU project is within budget and on schedule for completion at the end of 2011.
AMC considers that it is reasonable to expect that implementation of MOPU will be successful.
The existing power demand for the overall operation is around 74 MW, provided by a combination of geothermal energy from steam extracted from underground reservoirs in the mine area, together with HFO power generation stations. Power accounted for approximately one-third of the processing plant operating costs in 2009.
Currently, approximately 30 MW to 35 MW of geothermal power is being generated.

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Power demand studies indicate a total average power demand of 126 MW once the MOPU project is completed. However, the geothermal field has not yet developed sufficiently to provide the additional power requirements. Accordingly, a 70 MW barge mounted power station is currently under construction, complete with associated infrastructure, and will meet the additional demand until the geothermal field has been sufficiently developed.
AMC considers the ability to reliably and cost effectively maintain the geothermal steam supply to meet both the current and future power demand represents a significant risk to LGL’s processing plant operating cost projections.
Potable water (filtered and chlorinated) and adequate raw water for the plant are sourced from containment weir and pump installations. Sea water is also used for some process plant demands.
The Lihir Gold Mine is operated in accordance with a number of agreed development plans signed with the PNG Government in 1995.
An EIS to incorporate all existing environmental permits into two new permits, included an extension to the mine life of fourteen years, increases to total ore and waste mining tonnages, increases to tailings disposal and an enlarged mine footprint was approved in March 2008.
The Lihir Gold Mine is also ISO14000 compliant and in April 2010 was re-certified as part of the tri-annual certification process.
AMC considers that LGL has assessed environmental risks appropriately and has implemented a reasonable plan to mitigate these risks.
The three key elements of LGL’s ongoing commitment to sustainable development on Lihir Island comprise its corporate Sustainable Development Policy released in 2008, a revised Integrated Benefits Package Agreement signed in 2007, and the Lihir Sustainable Development Plan prepared by the local-level rural government body and approved by LGL in 2007.
Through these actions, LGL has made a strong commitment to support the local population.
Whilst LGL has established a reasonably good relationship with the local communities, the mine experiences occasional disruptions due to disputes. Some disputes that disrupt mining are directly linked to community concerns associated with the operation, but others are not. LGL and the community have an agreed formal process to manage dispute resolutions, but this process does result in lost time.
LGL must obtain approval from the local community to access new areas for mining and exploration. At present there are several areas subject to negotiation, both inside the Luise Caldera area as well as elsewhere on the island. Access to the Coastal resource is a key to increasing ore reserves, and this is dependent on reaching agreement on the culturally significant Alaia Rock.
LGL has identified that there are a number of potentially significant risks to its operation associated with sustainable development and community related issues. AMC concurs with LGL’s assessment and notes that LGL has implemented plans to manage and mitigate these risks.
AMC has prepared two production and cost scenarios; AMC Case 1 and AMC Case 2. Both cases are based on LGL gaining access to the Coastal resource, and the MOPU project is assumed to be completed as planned at the end of 2011.
AMC Case 1 and AMC Case 2 are based on power supply assumptions per LGL’s Conservative (30 MW geothermal) and Target (56 MW geothermal) power supply scenarios respectively. The resulting average power cost increases in both AMC cases relative to LGL’s strategic business planning projections. Additional power capital has also been allowed for, in line with LGL’s Conservative and Target scenarios.
Both AMC cases are based on approved capital expenditure for MOPU and estimates for other projects, sustaining capital, production and operating costs, and an allowance of US$100M for mine closure and rehabilitation costs which AMC considers are reasonable.

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AMC Case 1 is based on Ore Reserves plus 5.6 Moz of additional mining inventory that AMC considers is likely to be sourced from the Coastal resource or similar within the caldera. Key features of AMC Case 1 are:
•	Total processing plant feed inventory of 368 Mt grading 2.8 g/t of gold containing 33 Moz, recovering 27 Moz of gold.

•	Mining to conclude in 2026 with stockpile processing continuing to 2042.

•	Reduced processing plant total gold recoveries by 1.5% relative to LGL’s projections.

•	Gold production averaging 990 koz per annum while mining continues and then around 650 koz per annum while processing stockpiles only.

•	Capital expenditure of USS796M spent on the OPU and other current projects (from January 2010).

•	Sustaining capital expenditure of US$2,643M.

•	Operating costs averaging US$455/oz while mining continues, declining to around US$350/oz after mining is complete and processing plant feed is entirely from stockpiles.

•	Closure costs of US$100M.

•	Remaining life of mine (LOM) cost (total operating, capital and closure) of around US$545/oz.
AMC Case 2 is based on AMC Case 1 plus addition of a further 4.7 Moz of mining inventory that AMC considers reasonable to expect from demonstrable exploration potential within the caldera and, in particular, areas adjacent to Kapit. Key features of AMC Case 2 are:
•	Processing of 427 Mt grading 2.7 g/t of gold containing 37 Moz, recovering 31 Moz of gold.

•	Relative to AMC Case 1, AMC Case 2 is based on an additional mining inventory of around 5 Moz at a grade of 2.5 g/t being delineated in the areas adjacent to the planned Kapit pit.

•	Although AMC also considers there to be further potential in the Harbour Base area, there is virtually no drilling in this area and, therefore, AMC does not consider there to be sufficient information for inclusion of further inventory into production cases for consideration by Grant Samuel.

•	Mining to conclude in 2031, with stockpile processing continuing to 2047.

•	Gold production averaging 940 koz per annum while mining continues and then around 655 koz per annum while processing stockpiles only.

•	Capital expenditure of US$796M spent on the MOPU and other current projects (from January 2010).

•	Sustaining capital expenditure of US$2,725M.

•	Operating costs averaging US$430/oz while mining continues, declining to around US$290/oz after mining is complete and processing plant feed is entirely from stockpiles.

•	Closure costs of US$100M.

•	Remaining LOM cost (total operating, capital and closure) of around US$500/oz.
Grant Samuel requested AMC to prepare a case limited to the mining and processing of ore reserves. Key features of this Reserves-Only Case are:
•	Processing 299 Mt grading 2.8 g/t of gold containing 27 Moz, recovering 22 Moz of gold.

•	Mining to conclude in 2025, with stockpile processing continuing to 2037.

•	Gold production averaging 950 koz per annum while mining continues and then around 630 koz per annum while processing stockpiles only.

•	Capital expenditure of US$775.5M spent on the MOPU and other projects (from January 2010).

•	Sustaining capital expenditure of US$2,353M.

•	Operating costs averaging US$460/oz while mining continues, declining to around US$370/oz after mining is complete and processing plant feed is entirely from stockpiles.

•	Closure costs of US$100M.

•	Remaining LOM cost (total operating, capital and closure) of US$575/oz.

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Mt Rawdon Gold Mine
Mt Rawdon Gold Mine is situated in south-east Queensland, approximately 80 km south-west of Bundaberg and 300 km north-north-west of Brisbane. The deposit is located beneath the southern side of Mt Rawdon, which is located between Mingham Creek and the Perry River, both of which drain to the Burnett River.
The gold mineralisation is hosted within a volcanoclastic sequence that strikes north-east and plunges to the south-west, dominated by dacite intrusives and dacite-rich volcanoclastics. The surface extent of mineralisation forms a roughly ovoid zone of 200m by 300m with gold grades greater than 0.7 g/t Au. Approximately 72% of the gold is hosted within pyrite and base metal veinlets, with the balance contained in disseminated sulphide mineralisation in the surrounding host rock. Gold and electrum occur as free grains within base metal sulphides and fractures within pyrite.
Construction commenced in early 2000 followed by the commissioning of the operation in January 2001. LGL acquired the operation during a merger with Equigold NL in 2008.
LGL completed a new Life of Mine Plan (LOMP) in September 2009, and in November 2009 re-optimised the pit design to account for updated price forecasts and costs. Based on the current LOMP, the mine is scheduled to cease production in 2016 with treatment of stockpiles continuing until 2019.
Mineral Resources and Ore Reserves reported by LGL in its 2009 Annual Report and currently published on LGL’s website were estimated as at 1 January 2010 and are in summary as follows.

•	Measured and Indicated Resources:	51 Mt at 0.73 g/t Au and 2.3 g/t Ag containing 1,190 koz Au, 3,710 koz Ag.

•	Proved and Probable Reserves:	32 Mt at 0.81 g/t Au and 2.4 g/t Ag containing 835 koz Au, 2,430 koz Ag.
AMC believes that the Mt Rawdon Gold Mine resource estimates are reasonable and have been reported in accordance with the JORC Code. Geology and mineralisation is well understood and the estimates appear to have been generated with due care. The reserve estimate is based the on a detailed pit design which forms the basis of the current Mt Rawdon Gold Mine LOMP. AMC believes that the reserve estimate is reasonable and has been reported in accordance with the JORC Code.
The Mt Rawdon Gold Mine mineralisation is currently open at depth. The stripping ratio and average gold grade pose the most significant issues to the viability of mining at greater depth. Gold prospectivity within the surrounding Mt Rawdon region is considered by AMC to be low as controls on the gold mineralisation are considered to be unique to the mine and have not been observed elsewhere in the area.
During the last three years the mine has achieved close to budget for the total volume of rock mined, stripping ratio, ore produced and gold head grade. The current stripping ratio is the highest in the mine’s history due to mining the cut-back for Stage 2, but is then forecast to decline steadily until closure. The unit cost per tonne of ore produced is expected to peak over the next few years due to the high stripping ratio and then reduce, compensating for the increasing excavation cost and haulage costs with increasing depth.
Given the consistent historical performance against budget, there is no reason to expect that the mine will not be able produce the ore tonnages scheduled in the plan. AMC considers that with a continuation of current practices, there are no mining or geotechnical issues that are likely to compromise future production.
Ore is processed using conventional cyanide leaching technology at a rate of approximately 3.5 Mtpa. The ore processing facilities include crushing, two stage grinding, leaching and gold recovery circuits along with associated reagents and tailings storage facility.
Volcanoclastic ore tends to be blockier and harder than dacite. The proportion of volcanoclastic in the feed is expected to increase on completion of the present cut-back in approximately two years time. The operation of the crushing and grinding circuits presents an ongoing operational challenge. LGL is implementing a number of upgrades and changes in the plant to address this, and is budgeting on an increased milling rate in the future as a result.

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The budgeted gold and silver recoveries are in line with current performance and, in AMC’s opinion, the relationships used are reasonable for long-term planning.
The mine operates in compliance with the Environmental Authority (EA) issued by the Environmental Protection Authority (EPA). The EA is updated as necessary on an ongoing basis and sets out monitoring requirements and limits for such things as water quality, noise, vibration dust etc. There have been occasional excursions above threshold levels in some water monitoring bores.
A draft closure plan has been submitted to the EPA. Cost for the EPA’s tailings dam closure requirement has been estimated by LGL at A$10.9M, but LGL considers that this capping is unlikely to be required or effective, given the environmental conditions and the properties of the tailings. Testwork for other options has commenced, and a review of the closure plan strategies and options is scheduled for late 2010.
In its September 2009 LOMP, LGL identified three business cases, identified as Conservative, Target, and Optimistic cases. AMC believes the plans derived in each case are reasonable. AMC has elected to present only one Likely case for purposes of valuation, because variations between the three LGL cases are relatively small; there is believed to be little or no upside in terms of significant additional resources discovered, and the operation has a well-established operating history, with low technical downside risks.
AMC has elected to use LGL’s Target case as the basis of its modelling scenario. The key features of this plan are:
•	Existing reserve plus Inferred Resource, with conservative positive reconciliation factors applied to tonnes and grades.
•	Mining rate is 500,000 bcm per month until Quarter two 2013 then decreasing until end of mining in Quarter two 2016.
•	Higher grade ore is preferentially treated until the end of mining in 2016. Remaining ore stocks are processed until Quarter two 2019.
•	Production is 33.8 Mt of ore at 81 g/t Au, recovering 777 koz Au.
•	Remaining LOM cash cost (operating, capital and closure) of A$760/oz.
•	A$560M total operating costs, A$20M capital expenditure during the operation’s life, and A$11M of closure rehabilitation costs.
Overall, Mt Rawdon Gold Mine is a stable 100,000 oz per annum low cost gold producer with positive community support. The greatest risk concerning the operation of the Mt Rawdon Gold Mine involves any environmental incident, notably any type of spill involving cyanide and the wildlife deaths on or in the tailings storage facility.
The main operational risk results from the lack of quantification of ore hardness as the pit develops which limits the confidence in achieving the predicted grinding circuit throughput. If the planned milling rate is not achieved, the operation’s life will be extended, however, AMC does not believe that this would have a significant impact on value, as total costs will be spread over a longer period and increase slightly, but revenues, though also spread over the longer life, will remain higher in the earlier years as ore grades treated would increase.
Bonikro Gold Mine
The Bonikro Gold Mine is located in Côte d’lvoire, approximately 70 km south south-west of Yamoussoukro. LGL has 89.9% ownership of the managing company, LGL Mines CISA. Gold production commenced at the mine in 2008. A feasibility study has recently been completed on the adjacent Hiré deposits.
The Bonikro Gold Mine is located within the southern portion of the Oume-Fetekro Greenstone Belt, itself part of the Proterozoic Birimian volcano-sedimentary group which is host to several substantial gold deposits, mostly in neighbouring Ghana.
Mineralisation occurs in several styles, notably shear-hosted within both the metavolcanics/sediments and granodiorite, within stockworks confined to the granodiorite, and in the surrounding host rocks as discrete, persistent, planar lodes.

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The granodiorite strikes north-north west over a length of 700m, in an orientation consistent with the regional structural fabric. The bulk of the mineralisation is restricted to the southern 400m.
Mineral Resources and Ore Reserves reported by LGL for Bonikro Gold Mine and adjacent deposits are: Bonikro Gold Mine as at March 2010

•	Indicated Resource:	21.5 Mt at 1.3g/t Au containing 918 koz Au.

•	Inferred Resource:	8.4 Mt at 1.1 g/t Au containing 306 koz Au.

•	Probable Ore Reserve:	16.1 Mt at 1.4 g/t Au containing 729 koz Au.

Hiré Deposits as at August 2009

•	Indicated Resource:	4.0 Mt at 3.4 g/t Au containing 442 koz Au.

•	Inferred Resource:	5.7 Mt at 2.5 g/t Au containing 450 koz Au.

Dougbafla East as at August 2009

•	Indicated Resource:	5.1 Mt at 1.3 g/t Au containing 217 koz Au.

•	Inferred Resource:	0.4 Mt at 1.2 g/t Au containing 15 koz Au.
AMC believes that the Mineral Resources and Ore Reserves estimates are reasonable and have been reported in accordance with the JORC Code.
At the Bonikro Gold Mine the mineralisation extends below the current pit design providing opportunities to increase the both Mineral Resources and Ore Reserves.
Exploration has successfully identified a number of additional deposits in the Bonikro area. The Hiré deposits include Agbale, Akissi So, Chappelle, and Assondji So. Additional deposits have been identified at Dougbafla and Ditula. Further resource definition programmes are underway providing opportunities to expand or establish resource estimates for the project area.
Mining at the Bonikro Gold Mine is by open pit methods utilising conventional drill, blast, load and haul methods. High grade ore (above 0.9 g/t Au) is preferentially treated and the low grade ore (0.5 g/t Au to 0.9 g/t Au) is stockpiled. Under the current mine plan, mining ceases in 2020. The stockpiles are then to be treated until late 2021.
Ore is processed using conventional carbon-in-leach technology, with some gold recovered in a gravity circuit. A 94% metallurgical recovery of gold is targeted.
Water usage in processing at 2.1 KL/t of ore is relatively high compared to like operations. This is satisfactorily met through a combination of rainfall catchment in the tailings dam, process water return, and mine area boreholes.
Electrical power is drawn from the country’s national grid system which is supplied from hydro-electric and gas sources operated by a private company which has been contracted by the Ivorian Government to operate the country’s supply network. The power draw at present levels of production is approximately 6 MW. Backup generators are installed on site.
Côte d’lvoire has a limited number of people with relevant mining skills. This has created difficulties in staffing the operation. Labour is recruited from the local community wherever possible with training programmes established for operator, technical and managerial roles.

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LGL has established a good health and safety culture in the operations and this is borne out by the falling lost time injury rate since the commencement of operations.
An Environmental Management and Monitoring Program (EMMP) has been completed and sets out the monitoring programme for each of the environmental aspects identified by an environmental impact assessment.
LGL is evaluating the option of developing, by open pit, various satellite deposits within reasonable distances to the existing Bonikro gold recovery plant (<15 km). Notably, LGL has embarked on a feasibility study of the Hiré deposits, for which an interim report was completed in December 2009.
LGL has subsequently concluded that expansion of the Bonikro Gold Mine plant to 3.5 Mtpa is justified, and commissioned development of a flowsheet and capital estimate for the expanded plant.
LGL has identified that there are several key risks to the operations and has developed a range of controls to mitigate the assessed risks.
AMC has prepared two production and cost scenarios: AMC Case 1 and AMC Case 2. In establishing these cases AMC has reviewed the Conservative, Target and Optimistic business plans prepared by LGL. AMC believes its AMC Case 1 and AMC Case 2 scenarios for Bonikro Gold Mine represent reasonable projections for a high certainty and a lower certainty cases.
AMC Case 1 is based on LGL’s Target case. It consumes the current Bonikro Gold Mine Ore Reserve and includes the following additions to the mining inventory:

•	Bonikro Deeps	6.0 Mt at 1.6 g/t Au containing 318 koz gold.

•	Akissi So	3.0 Mt at 3.51 g/t Au containing 338 koz gold.

•	Asondji So	0.8 Mt at 3.35 g/t Au containing 88 koz gold.

•	Agbalé	0.3 Mt at 2.91 g/t Au containing 30 koz gold.

•	Chappelle	1.6 Mt at 3.15 g/t Au containing 163 koz gold.
AMC Case 1 forecasts gold production of 1.6 Moz over 12 years and has a remaining LOM site cost (total operating, capital and closure) of US$475/oz.
AMC Case 2 is based on the same assumptions as AMC Case 1 with the additions of:
•	Milling capacity has been expanded to 3.5 Mtpa.

•	Additional mining inventory of 3.7 Mt at 1.44 g/t Au (173 koz contained gold) has been assumed from the Dougbafla East deposit. This deposit currently has a stated resource, which includes an Indicated Resource of 5.1 Mt, at 1.3 g/t Au (213 koz contained gold).

•	Additional mining inventory of 4.2 Mt at 2.3 g/t Au (303 koz contained gold) from exploration targets in the Bonikro Deeps, Hiré, Dougbafla and Ditula areas.
AMC Case 2 forecasts gold production of 2.0 Moz over 12 years and has a remaining LOM site cost (total operating, capital and closure) of US$500/oz.
CDI Exploration
LGL has approximately 10,700 km2 of granted exploration licences in Côte d’lvoire, in sixteen defined project areas. Much of the exploration effort has been focussed close to the Bonikro Gold Mine (Hiré and Oume Projects), while remaining activities are distributed along the strike of Birimian stratigraphic units. All the projects are scheduled for exploration work during 2010.

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The status of exploration ranges from untested geochemical soil anomalies, through prospects with anomalous drill intersections requiring follow up, to five projects with declared resources. These five deposits, Akissi So, Asondji So, Agbale, Chappelle, and Doublafla East, are proximal (<15 km) to the Bonikro Gold Mine, and AMC has treated the resources as production sources in its modelling scenarios.
For the remaining prospects, AMC has considered a number of valuation methods, but due to country-specific limitations associated with exploration in Côte d’lvoire has restricted the valuation options to one, namely Comparable Transaction (CT). The CT method is itself constrained by the paucity of mineral property transactions in Côte d’lvoire, and consequently AMC investigated transactions associated with gold exploration activity in neighbouring countries which are underlain by the same prospective Birimian stratigraphy. As a basis for comparison with the LGL tenements, AMC identified six transactions in Ghana and one in Burkina Faso, all completed within the last five years,.
In deriving present value estimates per tenement area unit (km2) from these transactions, AMC has taken account of the following:
•	Exploration expenditure multiplied by a time discount.

•	Cash payments multiplied by a time discount and a probability discount/interest earned.

•	Share values multiplied by a time discount and probability discount/interest earned.

•	Value of royalty.
From the resulting present value estimates AMC has selected representative values in the range US$2,000 to US$4,000 per km2. These have been assigned to the LGL tenements, and weighted according to LGL interest, from which AMC has obtained a value range for the LGL tenements of US$13M to US$27M, with a preferred value of US$20M.

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1 LIHIR GOLD MINE (PNG)
1.1 Location and Background
Lihir Gold Mine is 100% owned by LGL and is located on Lihir Island within the Bismarck Archipelago in northeast Papua New Guinea (PNG). The island is part of a group of volcanic islands called the Tabar to Feni Chain that runs parallel to New Ireland. Lihir Island is approximately 900 km north northeast of Port Moresby, PNG’s capital (Figure 1.1).
Figure 1.1 Location of Lihir Gold Mine, PNG
In 1982, gold mineralisation was discovered on Lihir Island leading to a major exploration campaign and feasibility study, culminating in the PNG Government granting a Special Mining Lease in 1995 to the Lihir Joint Venture Project (comprising Rio Tinto and Nuigini Mining Limited).
In 1995, LGL was established to own and operate the Lihir Gold Mine, construction started in the same year and first gold was poured in 1997. Since then, production has progressively increased with the mine producing 853,000 ounces of gold in 2009 at a gross cash cost of US$507/oz and a total cash cost of US$394/oz per LGL management reports.
In October 2005, a management agreement with a subsidiary of Rio Tinto plc was terminated and a new CEO and management team was established to operate the mine.
In 2008, LGL approved a major expansion to the Lihir Gold Mine process plant to increase annual gold processing capacity to approximately one million ounces per year (the MOPU project). Construction of the expansion commenced in 2008 and is scheduled for completion late 2011.
1.2 Geology
The Lihir Island is formed from the remnants of five volcanoes. The Lihir Gold Mine is located within the youngest volcano at Luise Caldera on the eastern side of the island (approximately one million years old), although gold mineralisation itself dates from 0.15 to 0.90 million years (Figure 1.2).
Mineralisation is hosted by brecciated and hydrothermally altered volcanic rocks near surface, and intrusive monzonitic rocks at depth. The entire sequence has been extensively altered, resulting in the development of a clay zone at surface, grading into a mica-feldspar zone, then a feldspar-biotite zone, followed by a feldspar-biotite-anhydrite zone at depth. These zones influence mining/geotechnical design and planning as well as metallurgical processing.

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Figure 1.2 Lihir Island Geology
Gold occurs mainly as sub-micron sized particles in pyrite and marcasite and is mostly refractory in nature. High grade gold mineralisation greater than 3.5 g/t Au, including bonanza zones of more than 100 g/t Au, are concentrated around the intersections of steeply dipping feeder structures with shallow dipping contacts separating impermeable from permeable host rocks. Lower grade halo mineralisation generally envelopes the high grade zones, but can also be developed by itself (Figure 1.3).
Figure 1.3 Generic Model for Gold Deposition within Lihir (Ladolam) Deposit
Source: LGL – “2009_Resource_report.pdf”

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Volcanism is no longer active on Lihir Island however the host rocks at Luise Caldera are in an active geothermal area. LGL is harnessing underground geothermal reservoirs to generate electricity, with 58% of power consumed in 2009 being generated by geothermal energy, while 42% was generated using heavy fuel oil (HFO). Geothermal activity impacts mining as areas within the mining area must be depressurised to mitigate potential for explosive geothermal steam emissions.
1.3 Mineral Resources and Ore Reserves
1.3.1 Mineral Resources
A new mineral resource model and estimate for Lihir Gold Mine was prepared in August 2009 by an independent consultant replacing the December 2008 mineral resource estimate. The new model was prepared using ordinary kriging for gold, sulphur, copper and bulk density, with resources estimated using uniform conditioning for gold. Improvements relative to the previous estimate have resulted from:
•	The inclusion of results from an additional 52 surface diamond holes.

•	The inclusion of a number of new gold domains as a result of the new drilling.

•	A reinterpretation of the resource classification.

•	A review of spatial statistics by an independent consultant.
A total of 16 gold domains have been included in the 2009 resource estimation. These include new domains modelled in 2008 such as Minifie Deeps, Link Central and Link Halo, North Leinetz, and Coastal (see Figure 1.4).
Figure 1.4 Ore Zone Domains in the August 2009 Mineral Resource Update
Source: LGL, August 2009 Mineral Resources Report (“2009_Reource_report.pdf”)

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Table 1.1 presents a summary of the August 2009 Mineral Resource estimate for the Lihir Gold Mine, with the December 2008 estimate for comparison. The August 2009 Mineral Resource has been estimated inside a conceptual pit shell using a cut-off of 1.0 g/t Au and a gold price of US$1,000/oz. Within this conceptual pit, resources are included from the Minifie, Lienetz, Kapit, Saddle, Borefields, ROM, Coastal, Link, and Tamaduk (Figure 1.4) zones.
Table 1.1 Mineral Resource Estimate — August 2009 (Compared with December 2008)

	December 2008 [1,2,3]			August 2009 (Current) [2,3,4]
	Tonnes	Gold Grade	Contained Gold	Tonnes	Gold Grade	Contained Gold
Classification	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Measured (Stockpiles)	59.4	2.48	4.7	59.4	2.48	4.7
Indicated	324.7	2.71	28.2	494	2.41	38.3
Inferred	46.4	2.30	3.4	87.3	1.95	5.5

Total	430.5	2.62	36.3	640.7	2.35	48.5

Source: Lihir Gold Limited Annual Report 2009.

[1]	Cut-off grade 1.2 g/t Au — December 2008.

[2]	Resources have been depleted by mining to 31 December 2008.

[3]	Resources are inclusive of Ore Reserves.

[4]	Cut-off grade 1.0 g/t Au — August 2009.
The changes in the mineral resource estimates from 2008 to 2009 are due to the following factors:
•	A gold price of US$1,000/oz was used for the constraining conceptual pit shell. Inferred Resources were included in the optimisation process used to prepare the constraining pit shell.

•	The decrease in overall grade from 2.63 g/t Au to 2.35 g/t Au is due to the inclusion of lower grade resources resulting from lowering the cut-off grade and remodeling the grade domains.

•	The increase in resource tonnage results mainly from the identification of extensive mineralised areas adjacent to the Lienetz and Kapit pits, in the area referred to as the Link Zone (north of 4500N and east of 9100E). These areas were identified through the drilling of 52 new diamond drillholes.

•	The identification of additional Indicated Resources below the current Minifie pit following a reinterpretation of drilling data. This has also contributed to the increase in resource tonnage.
AMC believes that the current resource estimates have been prepared to a good standard and that gold and sulphur distributions are adequate for mine planning. The quality of the input drillhole resource data is of a suitable standard for resource estimation and the quality and density of the data are appropriately reflected in the resource classification.
AMC notes that exploration activity is constrained by the steep caldera to the west and south of the Lihir Gold Mine and will also be limited by the location of the coffer dam to the east. However, AMC considers that areas to the north of Kapit and immediately to the east of current mining operations within Luise Caldera are highly prospective and are likely to contain additional mineral resources and are likely add to the reserve inventory in the coming years.
1.3.2 Ore Reserves
Ore Reserves as of the end of June 2009 are presented in Table 1.2. The reserve estimate is based on the 2008 resource model within a detailed pit design, with mining depletion to June 2009. The pit optimisation runs that the reserve estimate is based on utilize only Indicated Resource blocks in the resource model and are constrained by the culturally significant Alaia Rock, located in the Coastal area.
Capital costs for pit extensions are also applied in the pit optimisation process as “hurdle” costs. Examples are the costs of relocating the Kapit stockpile to Kapit North, the cost of constructing a coffer dam to enable extension of the pit into the harbour, and the cost of removal and replacement of infrastructure required for pit cut-backs.
An internationally recognised consulting group has independently audited the June 2009 Reserve estimation procedures and reported in February 2010. The same group preformed an independent ore reserve review for LGL in 2006 and 2008. The February 2010 report concluded that no fatal flaws were found during the procedures review for the June 2009 Reserves. AMC believes that the reserve estimate is reasonable and has been reported in accordance with the JORC Code.

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Table 1.2 Ore Reserves Estimate — June 20091,2,3

	Tonnes	Gold Grade	Contained Gold
Classification	(Mt)	(g/t)	(Moz)
Proved (In Situ)	0	0	0
Probable (In Situ)	269.2	2.77	23.9
Proved — Stockpiles	61.6	2.46	4.9

Total	330.8	2.71	28.8

Source: Lihir Gold Limited Annual Report 2009.

[1]	Reserves have been depleted by mining to 30 June 2009.

[2]	Reserves are based on the December 2008 Resource model.

[3]	Reserves average cut-off grade 1.36 g/t Au.
The defining aspects of the 2009 Ore Reserve estimate and key changes relative to the 2008 estimate are:
•	Additions to the resource model due to further exploration drilling resulting in an increase of 3.8 Moz in reserves.

•	An increase in the assumed gold price from US$675/oz to US$800/oz resulting in an increase of 2.4 Moz in reserves.
•	Adjustments to cost assumptions of mining and processing costs offset by the cost benefits from the MOPU project currently under construction.

•	A re-assessment of the capital cost required to remove and replace infrastructure in the ROM/Barge Wharf area resulted in the optimised pit expanding into this zone, resulting in an increase of 2.1 Moz in reserves.

•	An increase in processing cost estimates, reducing the reserves by 0.8 Moz.

•	Depletion by mining to 30 June 2009.

•	The pit limit for the ore reserve estimate is essentially physically constrained by the caldera wall and Alaia Rock. It is relatively insensitive to gold price, with the main effect of a change in gold price being the change in contained metal above the break-even cut-off grade.

•	Costs used in the pit optimisation process are based on LGL’s financial modelling. Site operating costs and sustaining capital expenditure are applied in the pit optimisation.
1.4 Exploration and Reserve Potential
Near Mine Exploration
Near mine exploration within Luise Caldera, inside and peripheral to existing mine operations is ongoing. A US$10M infill drilling program is planned for 2010 to upgrade resources within the boundaries of the planned Kapit pit. The drill programme is expected to be completed at the end of the year and LGL expects to add significantly to the resource inventory in the next few years. In AMC’s opinion, there is a high likelihood of additions to reserves from near mine exploration targets, including the area north-east of Kapit, Link Halo, and Coastal Zone below the Harbour Base stockpile. Some areas immediately adjacent to the existing pit are culturally sensitive (Alaia Rock) and will require agreements with local landowners before resources in this area can be converted to reserves.
If access to the Alaia Rock area in the Coastal Zone is not negotiated, then an eastwards extension of the pit limit into the modelled Coastal Zone mineralisation would be limited. This would reduce the potential for additional ore reserves at the Lihir Gold Mine, however, it should be noted that this does not impact on the stated Ore Reserves.
The Link and Halo area immediately to the east and north of the planned Kapit pit. is considered by LGL to be highly prospective and LGL intends to drill this area as part of the 2010 drilling programme. Currently there are too few drillholes to generate resources for conversion to reserves. AMC agrees with LGL’s assessment that this area is highly prospective.

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The Harbour Base area is also considered by LGL to be highly prospective for additional resources because it is immediately to the east of the Lienetz pit and is adjacent to Alaia Rock. However, evaluation of the Harbour Base is at an early stage, with a significant amount of drilling required to assess the resource potential of this area. LGL has estimated that approximately 480 drillholes costing US$70M would be required to assess the Harbour Base area. Given the lack of exploration drilling, issues with relocating the material stockpiled in this area and proximity of the Harbour Base area to the planned coffer dam, AMC is not able to determine the potential for additional reserves being identified in this area.
Lihir Island
LGL’s exploration licence encompasses the entire Lihir Island and LGL has identified a number of prospective targets. LGL has a number of agreements in place to allow exploration to proceed on some parts of the island, however there are a number of prospective areas where negotiations are continuing and access is not yet available. The main prospects identified to date include Lihir North and Huniho, Wurtol, Samo, Lamboar, and Londolovit in the central and western side of the island. The southeast sector of the island has been subject to little reconnaissance exploration.
Overall, AMC believes that the remainder of the island remains prospective for new gold and copper-gold mineralisation, however exploration is not advanced and community issues could be significant.
1.5 Mining Operations
1.5.1 Mine Description
The Lihir Gold Mine deposits are mined by conventional open pit methods with either 6m or 12m high benches. The benches are inclined at 2% to facilitate drainage in the high rainfall environment.
The Minifie deposit was accessed first because of its lower stripping ratio and higher gold grades. Mining of Minifie and Lienetz will ultimately extend the pit to within 100m of the shoreline with a base some 200m below sea level. The planned final dimension of the pit is approximately 2 km by 1.4 km. Mining of Kapit will extend the pit a further kilometre to the north parallel to the coast and extending out into the harbour.
Low grade ore is stockpiled. Waste is either barged out for deep sea disposal or is being dumped in-shore ahead of the Kapit coffer dam construction.
Mine planning, management and operations are conducted by LGL, with blasting undertaken by a contractor. The primary mining fleet currently comprises five O&K RH200 shovels, one O&K RH120 shovel and 36 Caterpillar 785 trucks. Ancillary equipment includes four Caterpillar 992 loaders, five Caterpillar 777 trucks, seven blast-hole drills, three Caterpillar 16 H graders and four waste barges.
1.5.2 Mining Schedule
The planned mining sequence in overall terms is to complete Minifie and Lienetz, followed by Kapit.
The current mining focus is completion of Phases 11 and 12 in Lienetz and Minifie respectively and the initial development of Kapit, consisting predominantly stockpile relocation and of waste movement (Figure 1.5).
Phase 9 (on the West side of Minifie), will be the final phase of Minifie. Mining of this phase will commence in the second half of 2010, and finish in 2016. Kapit pioneering pit development and depressurisation and cooling of the pit area via steam relief wells has commenced.
The initial Kapit pit development consists predominantly of waste movement and comprises a single pit phase down to the Kapit diversion drain level. This stage will be completed by the end of 2012.
Mining of Kapit pit below the diversion drain level is planned to commence with a “starter” pit (Kapit Phase 1) which will progresses below sea level in 2014, followed by a cut-back to the final pit limit (Kapit Phase 2). For scheduling purposes, LGL has assumed that mining of the Kapit pit below sea level occurs after the coffer dam is in place.
Mining is to conclude with the ROM and Saddle phases.

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The planned sequence is approximately in the order of descending ore value taking into account grade, ore type, and strip ratio. The ground temperature increases to the north and with depth, requiring the ground to be depressurised and cooled. This is also a factor in scheduling the mining of Kapit after Minifie and Lienetz.
Mining of the Kapit pit requires construction of the coffer dam prior to mining the starter pit and Phase 2 below sea level. Mining is scheduled to be completed in 2025 based on current Ore Reserves, with process plant feed being reclaimed from stockpiles thereafter.
The scheduled peak annual vertical rates of advance are 144m (twelve 12m benches) in a waste-only cut-back and 72m (six 12m benches) in a blind sink situation. Although rates of 120 to 130 vertical metres per annum are reported for 2007, AMC considers the peak planned rates to be aggressive, but does not consider that they pose a significant risk to achieving the mining schedule, providing adequate shovel capacity is available.
Figure 1.5 Schematic of Phase Positions — Current Ore Reserves
Source: LGL, 2009 Strategic Business Plan

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AMC considers the most significant risk to achieving the schedule, is the ability to access ore from the Kapit pit within the planned time frame. This ore is required to prevent a decrease in the gold production schedule between 2012 and 2016. Management plans have been developed and/or design studies and investigations are underway directed toward mitigating the impact of this risk. These measures include focus on the continued geothermal depressurisation and cooling of the Kapit ore body prior to mining and the coffer dam project.
It should be noted that the mining schedule as described above relates to current Ore Reserves. Negotiation of access to the Alaia Rock area, thereby enabling conversion of resources to reserves in the Coastal and Link areas, would enable revision of the mining schedule accordingly.
1.5.3 Ore Stockpiles
The gold mineralisation includes central higher grade cores with lower grade halos. The ore mining rate has been typically twice that of the ore processing rate. Historically, lower grade ore (around 1.5 g/t Au to 3.0 g/t Au) has been stockpiled while higher grade ore (plus 3.0 g/t Au to 3.5 g/t Au) has been preferentially processed. LGL plans to continue this strategy, but envisages that all stockpiled ore will eventually be processed.
As at December 2009, stockpiles were estimated to contain 63 Mt grading 2.4 g/t Au (containing 4.8 Moz Au). The stockpile estimate is based on the mine grade control system and is the Proved component of the Ore Reserves.
Areas available for stockpiling are at a premium due to the constraints imposed by the caldera wall, which dominates the terrain, and the shoreline. The planned ultimate pit extends through the useable area within the caldera that is proximate to the processing plant, power station, workshops, offices, port and other infrastructure.
The large quantity of stockpiled ore and the limited areas available for stockpiling present a significant challenge for mine planning and scheduling. Additional ore is planned to be stockpiled during the remaining mining operations, scheduled for completion in 2025 based on current Ore Reserves. Thereafter, all plant feed will be reclaimed from the stockpiles, the tonnage of which is scheduled to peak at 160 Mt.
The main stockpile (approximately 40 Mt) is within the planned Kapit pit limit. This stockpile reached capacity in 2005 and, since then, ore has been stockpiled in a dormant part of the Minifie pit where there is currently around 15 Mt. Smaller ex-pit stockpiles also exist in the Coastal area.
The Kapit stockpile is scheduled to be relocated in 2009-2010 to enable development of the Kapit pit and the current plan is to relocate this stockpile to an engineered dump immediately to the north of the Kapit final pit limit, notwithstanding the significant haul back to the process plant. The stockpile is to be relocated using a contractor fleet equivalent to one O&K RH120 shovel and four Caterpillar 785 trucks. This fleet would be available to the operation thereafter.
Ore will continue to be stockpiled in the Minifie pit until mining of Phase 12 is completed in 2012. Thereafter, some ore will be stockpiled within the Minifie pit area for the remainder of the mine life.
1.5.4 Geotechnical and Geothermal Aspects
The Lihir Island mining operation is set in a very complex geotechnical, geothermal and seismic environment.
The rock mass is very weak in the upper zones of the open pits, with more competent materials at depth. Structural controls are significant and steam pressures/temperatures are considered by LGL to be a negative geotechnical factor. Overall pit wall slope failure is assessed by LGL as being unlikely, but landslide failures above the pit rim or affecting access roads are possible.
The current pit ore source is Lienetz and the west wall of the Lienetz pit is currently a particular area of geotechnical focus.

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A landslide in the Kapit area in October 2005 closed the main access road from the village to the mine and plant area for a few weeks while remediation works were undertaken.
Pioneering work for the Kapit pit development has commenced. The pit will be mined from around 300m above sea level to around 200m below sea level. There are limited geotechnical data available at present and additional geotechnical drilling for the Kapit pit and adjacent areas is planned as a priority. Mining at Kapit requires the construction of a major diversion drain around the western and north wall of the pit and some of this area will mine through part of the Kapit landslide area.
Mining of the Kapit final pit cut-back also requires construction of a coffer dam in Luise Harbour, aligned sub-parallel to the shore line. Dam construction is scheduled to be complete by the end of 2014. Options for the alignment of the dam, its location and design were evaluated and the detailed design for the coffer dam has been developed, substantially to an “issued for construction” standard. The design includes specification of some further geotechnical testwork. The design has been signed off by an internationally recognised geotechnical engineering consultancy. The dam will be up to 80m high on the seaward side. The wall will be constructed on the weak marine sediments that comprise the Luise Harbour floor and the northern end of the coffer dam may overlay Kapit landslide material, however, this weak material will be dredged to a competent foundation where the dam wall and pile sheeting are to be placed. Risk assessments of the dam and the design and depressurisation of the pit final walls are key aspects of the project.
Bulk materials for the dam will be sourced from open pit waste. Competent and weak waste rock is currently being placed in an area at the southern end of the coffer dam alignment, in preparation for the project.
Although the Kapit coffer dam design is nearing completion, significant work is still required to ensure completion of the dam within the scheduled timeframe. If there are delays in its completion, Kapit Phase 2 pit may be delayed affecting process plant feed grade, as Phase 2 contains 12.6 Mt grading 5.6 g/t of high grade ore and 6.2 Mt grading 1.9 g/t of low grade ore.
Cooling and depressurisation of the rock mass within the proposed pits is required prior to mining. Horizontal drain holes are drilled into the pit walls for each stage and in the final pit walls for water and steam depressurisation. Maximum temperatures prior to preparations for mining have typically been:
•	Minifie — 40°Cto60 °C.

•	Lienetz — 80 °C to 120 °C.

•	Kapit — up to 220 °C to 240 °C at the base of the designed pit.
Strict protocols have been developed to mitigate the risk of geothermal outbursts during mining. A key step is the drilling and monitoring of steam relief wells to depressurise and cool the ground prior to mining. Probe holes are then drilled. Material must be less than 130 °C prior to blast-hole drilling, with the normal threshold being a maximum of 120 °C. After blasting, material must cool to 100 °C before it is dug.
Given the higher temperatures experienced in the Kapit area, the rate of cooling has important implications for the mining schedule. If cooling is slower than planned, the production schedule may be detrimentally affected.
1.5.5 Reconciliation
Reserve tonnes, grade and metal have been reconciled against actual mined using monthly data. The actual mine data combine process plant production data and stockpile movements as determined from the ore control model and survey data. Reconciliation results have been reported for high grade, medium grade and low grade categories.

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1.5.6 Tonnage Reconciliation
For the past three years, the tonnage depleted from the reserve model has been less than the actual tonnes mined, as can be seen in Table 1.3. This has historically been the case.
Table 1.3 Tonnage Reconciliation — Reserve Model to Actual Mined

January 2007 to April 2010
	Reserve - Tonnage				Actual Mined - Tonnage
Item	(Mt)				(Mt)
Ore Type	HG	MG	LG	Total	HG	MG	LG	Total
Tonnes (Mt)	12.11	3.69	25.03	40.83	14.38	6.01	21.56	41.96
Percent Difference	119%	163%	86%	103%
HG — high grade, MG — medium grade, LG — low grade.
1.5.7 Grade Reconciliation
Globally, the reserve and the grade control average grades reconcile very well. The reserve high and medium grades are higher than the actual mined grade with the reserve low grade less than the actual mined grade, as can be seen in Table 1.4.
Table 1.4 Gold Grade Reconciliation — Reserve Model to Actual Mined

January 2007 to April 2010
	Reserve - Gold Grade				Actual Mined - Gold Grade
Item	(g/t)				(g/t)
Ore Type	HG	MG	LG	Average	HG	MG	LG	Average
Gold Grade (g/t)	6.44	3.78	2.15	3.57	5.75	3.45	2.23	3.61
Percent Difference	89%	91%	104%	101%
Figure 1.6 summarises the month by month grade reconciliation for the mine against the process plant. Monthly variations are generally within 10% of predicted grades with a few outliers. Grade variances tend to be cyclical and are most likely related to different mining areas and precision issues in the grade model.
Figure 1.6 Grade Reconciliation — Mine to Process Plant (Mill) Feed (January 2006 to April 2010)

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1.5.8 Contained Gold Reconciliation
Although there are large variances within the various ore categories and the medium grade ore reserve significantly under predicts, total contained gold reconciliation is good, with percentage variance less than 5%.as can be seen in Table 1.5.
Table 1.5 Contained Gold Reconciliation — Reserve Model to Grade Control

January 2007 to April 2010
	Reserve - Contained Gold				Actual Mined - Contained Gold
Item	(Moz)				(Moz)
Ore Type	HG	MG	LG	Total	HG	MG	LG	Total
Contained Gold (Moz)	2.51	0.45	1.73	4.69	2.66	0.67	1.55	4.87
Percent Difference	106%	149%	90%	104%
Figure 1.7 summarises the contained gold variances between the mine and the process plant for the period between January 2006 and April 2010. As expected with this style of mineralisation and drilling density, there are significant variations on a month by month basis. Overall, however, metal reported from the mine appears to be reconciling well with the process plant.
Figure 1.7 Contained Gold Reconciliation — Mine to Process Plant (Mill) Feed (January 2006 to April 2010)
1.6 Metallurgy and Processing Operations
1.6.1 Plant Description
The Lihir Gold Mine ore processing plant comprises two main circuits. The first circuit was designed to process ROM ore by crushing and grinding to a nominal size prior to being fed directly to the autoclave plant to oxidise all of the pyritic sulphur, thereby releasing the microscopic size gold particles for conventional cyanide leaching and carbon-in-leach (CIL) gold recovery followed by standard carbon elution and gold electrowinning and, finally, gold bullion smelting. The second, more recent plant was designed to treat a lower grade ore by crushing and grinding followed by sulphide froth flotation recovery to improve the sulphur and gold grades in concentrates. These concentrates are then blended with the ROM autoclave feed to improve overall autoclave operation.
The crushing plant comprises a conventional gyratory primary crusher for the harder, more competent ores and a sizer/breaker rolls type crusher for the softer, less competent material. Both crushers discharge to a long overland conveyor onto a radial stacker for stockpiling ahead of the grinding circuit.

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There are two grinding circuits; one for the “high grade” ore (HGO) that is fed direct to the downstream oxidising autoclaves and the second to process the concentrates produced from the lower sulphur grade feed, referred to as “flotation grade” ore (FGO), primarily to improve the sulphur content of the feed to the autoclaves. Both grinding circuits have a primary semi-autogenous grinding (SAG) mill followed by a secondary ball mill in closed circuit with hydrocyclones. The HGO grinding circuit has a recirculating pebble stream that is crushed by two cone crushers before returning to the SAG mill. The FGO circuit does not have a pebble crushing circuit and the FGO pebbles are returned to the HGO circuit. The two circuits grind to a nominal size distribution of 80% passing 120 microns (P80=120 μm) which appears to be more than adequate and could allow optimisation options. The ground slurry is thickened in a thickener and the underflow slurry at about 50% solids is sent to storage tanks ahead of the three pressure oxidation autoclaves.
The flotation circuit is a simple, bulk sulphide float comprising a single roughing stage using a bank of six 150 m3 flotation tank cells. Mass recovery is in the order of 30% to 35% and the gold and sulphur recovery to concentrate is 90% and 95% respectively. The flotation concentrate is thickened in a concentrate thickener to about 50% solids (by weight) and stored prior to being blended with the HGO material as feed to the oxidation autoclaves. The flotation tailings are pumped to the central tailings discharge system.
The pressure oxidation circuit comprises three autoclaves. Feed from the HGO circuit and concentrate from the FGO circuit are blended into the autoclaves to optimise the sulphur addition to the units. The autoclave circuit is conventional for gold circuits with temperature at about 205°C and a pressure at about 2,650 kPa. Oxygen (O2) from three operating oxygen plants is injected into the autoclave to oxidise more than 90% of the sulphides. Oxygen is injected into the autoclave at an equivalent of approximately 1.9t O2 to 1t of sulphur. Each autoclave has a heat recovery circuit comprising one “flashing” vessel and one “preheat” vessel.
The pulp from the autoclaves is directed to a 3-stage counter-current-decantation (CCD) washing circuit. The acidity of the slurry exiting the autoclaves at about 10 g/L free acid, is reduced to below 1 g/L using seawater and other water sources to allow the solids to be fed to the cyanide leach circuit. The decanted liquor from the first CCD unit is discharged to tailings.
The washed pulp is fed at about 44% solids to the leach circuit where lime and cyanide are added. Cyanide is maintained at about 250 ppm in the first vessel and the discharge pulp runs at about 120 ppm. Lime is added to maintain a pH of about 9.7. The pulp overflows from the leach tanks to a bank of six CIL tanks where the dissolved gold is adsorbed onto activated carbon particles. The CIL gold extraction is about 85%.
Carbon added to the CIL circuit adsorbs the gold up to about 3,000 g/t. The loaded carbon is screened and washed before gold stripping. Acid washing is conducted in a 6t column on a batch basis using dilute hydrochloric acid and then water rinsed. Stripping or elution is conducted continuously in a 6t Anglo American Research Laboratories (AARL) column using a solution of sodium hydroxide (caustic soda) and cyanide. The gold is removed into solution which then flows through an electrowinning cell where the gold is plated onto a set stainless steel wool cathodes. Once the carbon is stripped of gold it is regenerated in a kiln before being reused.
Smelting is conventional using standard borax based fluxes and electric smelting furnaces. The gold bullion poured is high quality and contains about 93% to 95% gold, 1% to 2% silver and about 3% to 5% base metals. The bullion bars are shipped to a refinery in Perth for final refining to saleable 99.99% gold bars.
The CIL tailings are sent to the common tailings system that collects the flotation tailings, CCD wash water, O2 plant cooling water return and power plant cooling water return. These flows then discharge through a de-aeration tank prior to final discharge to undersea deposition. The undersea discharge is approximately 125m below the sea surface and about 500m from shore.
Adequate raw water for the plant is sourced from a containment dam (Londolovit Weir) which collects run-off from a large catchment area. In addition to Londolovit, there is a small creek near the mine (Kapit Creek) into which LGL has installed a pump. Sea water is also used for some process demands such as washing in CCD. Fresh water is basically filtered Londolovit raw water and potable water is Londolovit water filtered and chlorinated.
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The reagents used by LGL are relatively simple and are generally imported by ship in bulk form:
•	Burned lime is imported in shipping containers.

•	Cyanide is imported as sodium cyanide briquettes in 1t bulk bags, dissolved in water and distributed to the CIL circuit and the carbon elution circuit.

•	Grinding balls are imported in sea containers and stored in simple bunkers.

•	Oxygen is produced from three on-site production plants.

•	Flocculant for the thickeners is imported in bags and mixed in a standard “Jet Wet” mixing system.

•	Two flotation reagents (PAX and MIBC) are procured in liquid form ready for distribution.

•	Borax is the main smelting reagent and is imported as needed in small bags.
LGL has commenced an expansion which is about 53% complete based on direct expenditures to April 2010. This expansion, or MOPU, is based on increasing the HGO feed rate significantly and requires upgrades as discussed in Section 1.7.3.
AMC considers the processing plants to be conventional and the combination of direct feed and flotation concentrate feed is a good means of optimising sulphide feed grade to the autoclaves, albeit at a loss of recovery. There is an overall increase of gold ounces which is good business practice and allows the lower recovery to be acceptable. The main processing constraint is the amount of sulphur able to be accommodated by the autoclaves and the amount of oxygen available to be injected into the autoclaves. This oxygen injection is a direct function of the sulphur addition.
The plant operation appears to be well managed on a day-to-day basis despite the convoluted layout that has evolved as the plant has expanded in a very restricted site. These problems will be exacerbated as the MOPU project finalises construction and the expansion commissioning is completed.
The overall operating times for the crushing and grinding plants remain well below industry practice. Well maintained crushing should operate at about 75% to 80% of the total time while SAG mill/ball mill grinding circuits operate at least 93% of the time. Therefore, overall plant throughput could be improved significantly if these operating time benchmarks could be achieved. Some of the operating shutdowns arise from poor initial plant layout. Despite this, autoclave availability is rarely restricted by lack of feed, and the additional crushing and grinding capacity afforded by the MOPU project will also alleviate these issues.
The recent additions to metallurgical staff at LGL are likely to provide benefits once the overall unit processes and unit operations are analysed and optimised e.g. optimum grind sizes for both grinding circuits, optimum autoclave residence time and optimum flotation conditions, and should improve performance.
1.6.2 Plant Performance
Prior to 2007, all ore was processed through the HGO circuit. In 2007, the FGO Plant was commissioned, with 2008 being the first full year with both circuits operating. Consequently, there is limited historical information on which to judge the full performance of both circuits. Overall plant recovery prior to 2007 (averaging 89.5%) was higher than 2008 (82.5%) because of flotation losses in the FGO circuit as well as the increased autoclave unit throughput and the extra leach throughput, thereby reducing retention times.
Recovery is projected to rise after the MOPU project is commissioned because a greater proportion of autoclave direct feed material will be treated, more oxygen will be available, and leach times will be increased. AMC generally accepts these projections. However, experience in 2008, 2009 and the first four months of 2010 suggests that with high unit autoclave feed rates and subsequent higher flows through the CIL, the overall gold recoveries have dropped to 82.5%, 81.3% and 81.4% respectively. The forecast flows for 2012 and onwards suggest that the autoclave flows will hover at about 235 tph per autoclave until 2018 when they drop to about 210 tph and then, in 2022, increasing to above 240 tph.
Actual plant performances for years 2004 to 2009 are summarised in Table 1.6.
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Table 1.6 Process Plant KPI’s — Years 2004 to 2009

		2004	2005	2006	2007	2008	2009
KPI	Units	Actual	Actual	Actual	Actual	Actual	Actual
Ore Crushed	Mt	4.16	3.73	—	—	6.12	6.50
Overall Crusher Operating Time	%	—	55.3	—	—	67.7	—

HGO Processed	Mt	4.16	3.48	4.34	3.79	3.60	3.45
HGO Feed Grade; S	%	—	6.36	—	—	5.45	5.57
HGO Feed Grade; Au	g/t	5.11	5.98	5.14	5.40	5.03	5.52
HGO Contained Au	koz	683	669	717	658	582	613
Overall HGO Operating Time	%	—	70.4	83	81.0	81.0	74.2

FGO Processed	Mt	—	—	—	1.03	2.55	3.06
FGO Feed Grade; S	%	—	—	—	—	4.37	4.11
FGO Feed Grade; Au	g/t	—	—	—	4.68	4.39	4.40
FGO Contained Au	koz	—	—	—	155	360	432
Overall FGO Operating Time	%	—	—	—	—	80.9	79.9
Concentrate Produced	kt	—	—	—	—	734.0	1,022
FGO Concentrate Grade; S	%	—	—	—	—	11.2	10.1
FGO Concentrate Grade; Au	g/t	—	—	—	—	10.9	10.0
FGO Recovery to Cone.; Mass	%	—	—	—	—	35	38
FGO Recovery to Concentrate; S	%	—	—	—	—	93.5	94.5
FGO Recovery to Cone.; Au	%	—	—	—	—	87.8	87.1

Feed to Autoclaves	Mt	4.16	3.48	4.34	4.60	4.80	4.84
Autoclaves Feed Grade; S	%	—	6.36	—	—	6.28	6.44
Autoclaves S Contained	tpd	—	—	—	703	927	996
Autoclaves Feed Grade; Au	g/t	5.11	5.98	5.14	5.51	5.86	6.41
Autoclaves Feed Contained Au	oz	683	669	717	815	904	998
Autoclaves Operating Time	%	86	76.7	91	87.0	88.9	85.7
Sulphur Oxidation	%	—	—	—	—	—	—
Autoclave (AC) Throughput Rate	tph/AC	175	174	185	198	215	215

CIL Gold Recovery	%	—	—	—	—	86.0	85.2
Overall Gold Recovery	%	88.5	89.7	90.2	86.0	82.5	81.3

Gold Produced	koz	599	596	651	700	772	853
Source: December Monthly Reports.
Value shown with a dash (-) are not available.
AMC accepts that the change from an HGO:FGO ore treatment ratio of 1:1 will move to about 5:1 which, in itself, will increase recovery by 1.5% to 2.0% or an overall recovery of about 83%. The extra oxygen should help improve recoveries as should the expected extra leach time. Thus AMC accepts the LGL recovery forecasts but suggests that a sensitivity of the operation to 3% lower recoveries should be tested. AMC also notes that the forecast recoveries drop when the ore grades drop with more stockpiled feed being introduced, the forecast recoveries also drop.
1.6.3 Million Ounce Plant Upgrade Project
LGL has approved and commenced the MOPU project to increase annual plant throughput from the current range of 6.5 Mt to 7.5 Mt to between 10.5 Mt and 12.5 Mt, and increase annual gold production by 200 koz to 300 koz. The upgrade will include the following additions to the process plant:
•	A second primary dual jaw crushing circuit and an increase the crushed ore stockpile size.

•	A third grinding circuit with pebble crushing.

•	A fourth autoclave (with the capacity of more than two of the existing autoclaves).

•	Two more pre-oxidation tanks.

•	A second leach circuit with increased capacity.

•	Extra thickeners for washing and neutralisation.

•	A fourth oxygen plant.

•	Increase power plant capacity.

•	A second tailings outfall installation.
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•	An additional weir for raw water supply from an alternate catchment.
This expansion is being installed within the same footprint as the existing plant. Some workshop buildings and some roads will have to be moved.
A flowsheet for MOPU is shown in Figure 1.8.
Figure 1.8 MOPU Processing Flowsheet
The MOPU capital budget is US$783M (exclusive of the extra power plant). The project is being managed by LGL with contracts for design supply and erection being let. Approximately 50% of the project budget is committed. Construction work has commenced, with a large proportion of the civil works completed, and structural works due to commence shortly. LGL reports that the MOPU project is within budget and on schedule for completion at the end of 2011.
AMC has reviewed the MOPU Feasibility Study. In AMC’s opinion, the expansion plans are technically sound, with increased throughput rates and delivery of a significantly higher proportion of feed direct to pressure oxidation circuit also being justified.
The implementation of the MOPU project will be quite complicated with a myriad of “tie-ins” between the old plant and the new, requiring very close attention to detail and a high degree of cooperation between project personnel and the plant operating team. Nonetheless, AMC considers that it is reasonable to expect that implementation will be successful.
1.7 Waste Rock and Tailings Disposal
The waste rock and tailings disposal strategy adopted by LGL is subject to strict regulatory requirements and approvals by the PNG Department of Environment and Conservation (DEC).
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Waste rock is primarily barged to deep sea disposal sites (i.e. greater than 100m depth), however, limited shore dumping also occurs to create useable flat reclaimed land. In 2008, 30 Mt of soft waste was mined, of which 23 Mt was barged and 7 Mt was placed in the Harbour Base area. Each barge has a capacity of around 1,400t and a cycle time in the order 40 minutes. LGL finds barging causes operational inefficiencies with high maintenance costs and is investigating greater use of shore dumping for both soft and hard waste.
Significant amounts of waste material will be required for construction of the cofferdam prior to mining of the Kapit ultimate pit cut-back. Design of the coffer dam is now at “issued for construction” status, and it will primarily utilise hard waste rock material for the outer walls with softer material within the containment walls. Run of mine waste will be selected for coffer dam construction, reducing the need for material rehandling.
Control measures are in place to ensure waste rock is disposed of in locations suitable for long-term management. Marine surveys are undertaken on a quarterly basis to monitor placement and movement of waste rock after dumping. Results indicate target areas and depths are being met and, in 2009, the mine was in compliance.
Sediment plumes can be observed during barge loading and unloading, however these are localised and are relatively rapidly dispersed. Dredging of the barge loading area is periodically undertaken to remove sediments and this material is discharged at depth.
LGL submitted a new Environmental Impact Statement (EIS) to the DEC in July 2005, which identified the need for increased waste disposal beyond the allowed volume of 18,000,000 m3. The DEC approved this updated EIS in March 2008, with new Environmental permits being issued in October 2008.
Tailings are disposed of via a deep sea outfall. The tailings are extensively treated and detoxified before being discharged below biologically productive upper ocean layers, with final settlement depths estimated at 1,500m to 2,000m. Extensive monitoring of the physical and biological impact of the tailings was completed as part of the MOPU EIS by recognised Australian and international consultants. The findings and modelling for the expanded plant indicate that current DEC water quality licence conditions will be met.
Tailings volumes and chemistry have been in compliance with regulatory criteria established by DEC.
The tailings line for the MOPU project requires duplication of the existing line, with the drilling of a hole through the reef to a discharge point 125m below sea level. The increased tailings disposal rate required under MOPU will exceed current permit levels, but LGL believes negotiations with DEC are progressing well and expect to receive permits for the additional discharge.
1.8 Power
The existing power demand for the overall operation is between 72 MW and 76 MW, provided by a combination of geothermal energy from steam extracted from underground reservoirs in the mine area, together with HFO power generation stations.
The existing geothermal power stations and the HFO stations have total rated capacities of 56 MW and 64 MW respectively. Currently, approximately 30 MW to 35 MW of geothermal power is being generated, with the balance coming from HFO. Additional geothermal wells are due to be connected to the steam pipe network by mid 2010, and the Kapit North steamfield well is due to be connected by the end of 2010. It is estimated that these wells will provide an additional 17 MW of geothermal power.
Power demand studies indicate a total average power demand of 126 MW once the MOPU project is completed, including supporting infrastructure and future mine dewatering needs. However, the geothermal field has not yet developed sufficiently to provide the additional power requirements. Accordingly, a 70 MW barge mounted power station is currently under construction, complete with associated infrastructure, and will meet the additional demand until the geothermal field has been sufficiently developed.
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Steam relief wells depressurise and cool the rock mass within the designed final pit limits. The geothermal power resource is harvested from zones beneath the areas depressurised and cooled ahead of mining. A significant increase in the rate of decline of geothermal steam supply and reservoir pressure occurred within the main steam supply zone during 2009. This change, combined with reduced steam recovered from new wells installed outside the main zone, resulted in a shortfall against budget in geothermal steam for power generation during 2009.
The situation is compounded by the majority of the existing steam production wells and steam field infrastructure being scheduled to be mined out by about 2013, as part of the Kapit development.
A new drill rig capable of drilling 3,000m deep holes has arrived on site for development of the geothermal field in the Kapit North area, north of the October 2005 Kapit landslide. Installation of deeper wells within this area is expected to better utilize this geothermal reservoir.
AMC considers the ability to reliably and cost effectively maintain the geothermal steam supply to meet both the current and future power demand represents a significant risk to LGL’s planning.
1.9 Environment, Sustainable Development and Community Issues
The Lihir Gold Mine operations are operated in accordance with a number of agreed development plans signed with the PNG Government in 1995.
The project’s original approved Environmental Plan was prepared in accordance with the Environmental Planning Act (1978), the Water Resources Act (1982) and the Environmental Contaminants Act (1978). LGL established an Environmental Management and Monitoring Program (EMMP), approved and administered by DEC to ensure mining impacts did not exceed permit levels.
In 2005, LGL submitted a new EIS to incorporate all existing environmental permits into a single permit under the Environment Act (2000), which came into effect in 2004. The EIS also included an extension to the mine life of fourteen years, increases to total ore and waste mining tonnages, increases to tailings disposal and an enlarged mine footprint. The EIS was approved in March 2008.
LGL has a programme to monitor the environmental impacts of the mine on terrestrial and marine environments, and publishes a report annually that is submitted to DEC. The Lihir Gold Mine is also ISO14000 compliant and in April 2010 was re-certified as part of the tri-annual certification process.
Incidents are defined using five categories as follows:
•	Category 1: Little or no environment impact; e.g. contained spill, late submission of report.

•	Category 2: Single onsite event causing minor harm e.g. contained spill or minor contamination.

•	Category 3: Onsite event causing harm that is immediately recoverable or an onsite event with potential to migrate offsite.

•	Category 4: An offsite event that can cause harm but is recoverable or can be mitigated or an onsite event that can cause severe harm and is not immediately recoverable.

•	Category 5: An offsite event that causes wide spread and long-term harm and is not recoverable or an onsite event that is irreversible or has potential to migrate offsite.
Category 4 and 5 incidents are classified as significant and are reported at Executive Management level with a full investigation report, follow-up actions and sign off. LGL has reported no Category 5 incidents since mine start up and only a small number of Category 4 incidents (Figure 1.9). LGL reports that no Category 4 or 5 incidents have occurred since 2005.
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Figure 1.9 Environmental Incidents — 1998 to 2008
Source: Annual Enviornmental Report 2008.
As part of its risk assessment and management process, LGL has identified a number of potential environmental risks including loss of fuel, acid rock drainage from the mine or waste rock stockpiles and potential to exceed discharge limits e.g. amount of waste rock, cyanide and copper levels.
AMC considers that LGL has assessed environmental risks appropriately and has implemented a reasonable plan to mitigate these risks.
There are three key elements of LGL’s ongoing commitment to sustainable development at the Lihir Gold Mine:
•	LGL released a corporate Sustainable Development Policy in 2008 which is based on the ten principles of sustainable development performance advocated by the International Council on Mining and Metals.

•	LGL signed a revised Integrated Benefits Package Agreement (IBP) in 2007, which was negotiated with the Lihir Mining Area Landowners Association and the Nimamar Rural Local-Level Government (NRLLG). The main objectives of the revised IBP are to ensure that development in Lihir occurs in parallel with mining, is balanced across the island, is sustainable and is stable. The revised IBP sets out a framework for:
–	Financial commitments by LGL over five years, totalling K107M.

–	Commitments to assist the Lihir people to establish commercial ventures on Lihir Island, including participation in mining.

–	Developing the capability and capacity of the Lihir people to manage their own affairs.

–	Implementing all incomplete projects agreed to under the original IBP.

–	Compensation associated with land affected by mining and related operations.
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–	Requirements associated with rehabilitation and mine closure.
•	The Lihir Sustainable Development Plan was designed to ensure the objectives set out in the revised IBP are achieved. It is the long-term (twenty year) economic development plan aimed at providing economic alternatives to mining and related activities during and after the life time of the mine. The plan, prepared by NRLLG and approved by LGL in 2007, has four stages of development:
–	Holistic human development.

–	Economic development for Lihir communities.

–	Business and entrepreneurial development.

–	Self reliance and financial independence.
Through these actions, LGL has made a strong commitment to support the local population. Some 90% of the workforce is local or from other parts of PNG. In 2009, LGL spent K982M within PNG, of which direct payment to Lihirians totalled K140M. LGL also supports the Lihir community through provision and/or funding of education and medical services.
Whilst LGL has established a reasonably good relationship with the local communities, the mine experiences occasional disruptions due to disputes. Some disputes that disrupt mining are directly linked to community concerns associated with the operation, but others are not. LGL and the community have an agreed formal process to manage dispute resolutions, but this process does result in lost time.
LGL must get approval from the local community to access new areas for mining and exploration. At present there are several areas subject to negotiation, both inside the Luise Caldera area as well as elsewhere on the island. The key areas critical to ongoing mine development and life of mine (LOM) planning are access to Kapit North to commence geothermal drilling and stockpile development, as well as access to the Coastal Zone, which is dependent on reaching agreement on Alaia Rock, which is culturally sensitive.
LGL has identified that there are a number of serious risks to its operation associated with sustainable development and community related issues. AMC concurs with LGL’s assessment and notes that LGL has implemented plans to alleviate these risks.
1.10 Capital and Operating Costs
1.10.1 Sustaining Capital Costs
LGL incurs large sustaining capital costs annually, which is understandable given the size and complexity of the operation. A summary of annual capital costs from 2004 to 2009 is presented in Table 1.7. AMC has been advised that the costs include mostly sustaining capital, plus major project capital expenditure between 2005 and 2007 to install the FGO circuit and to commence the MOPU and the Interim Power Station projects.
Table 1.7 Capital Expenditure — 2004 to 2009

	2004	2005	2006	2007	2008	2009
Units	Actual	Actual	Actual	Actual	Actual	Actual
US$M	87.2	99.8	180.8	150.8	100.8	449
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1.10.2 MOPU Project Capital Costs
A breakdown of the MOPU project total capital cost estimate of US$783M, is presented in Table 1.8. In June 2009, the Interim Power Station project was approved to provide 70 MW of power at a total capital cost of US$163.5M. A breakdown of this estimate is presented in Table 1.9. LGL has reported committed expenditure on the MOPU project to December 2009 at approximately US$370M, including the Interim Power Station.
Table 1.8 MOPU Project Capital Cost Estimate

Costs
Cost Category	(US$M)
Direct Costs
1300 - Pipe Racks	5.08
1325 - Ore Reclaim	12.10
1326 - Grinding and Classification	41.02
1341 - Grinding Thickener	25.02
1342 - Pre-oxidation	8.46
1343 - Pressure Oxidation	67.07
1348 - Concentrate Thickener Area	1.43
1351 - Cyanidation and Absorption	33.10
1410 - Reagent Handling	2.88
1420 - Lime Production	3.96
1560 - Oxygen Plant	73.89
1826 - Wurtol Pipeline	18.79
Other Perm Equip and Materials	150.56

Direct Costs Subtotal	443.36

Indirect Costs
5000 - Construction Management	48.21
5100 - Operations Management	4.85
5200 - Project Management	49.81
5300 - Design	26.58
6000 - Spares — Insurance/Capital	19.70
6100 - Freight and Duty	40.06
6500 - CPI and Escalation	87.20
7000 - Contingency	63.26

Indirect Costs Subtotal	339.67

Total	783.00

Source: “Original Budget” column of the MOPU Monthly Progress report for January 2009.
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Table 1.9 Interim Power Station Capital Cost Estimate

Amount
Area/Facility Number	(US$M)
1113 - Landolam 2nd stage site preparation	1.34
1714 - Interim HFO Power station	87.12
1721 - 11 kV Substation	0.00
1840 - Sea Water Intake	0.00
1850 - Raw Water Distribution	0.08
1810 - Potable Water Distribution	0.07
1855 - Fire Water System	0.60
1860 - Sewer	0.13
1921 - HFO Transfer and Storage	0.66
1950 - Stage 2 HFO Transfer and Storage	11.12
1970 - Waste Materials Management	1.73
2000 - Marine Facilities	1.03
2050 - Power Barge Wharf	2.30
Subtotal	106.18

5000 - Construction Overheads	8.16
5100 - Operations Management	1.22
5200 - Project Management	10.79
5300 - Design and Engineering	7.25
6000 - Warehouse/Inventory/Spares	2.38
6100 - Freight and Duty	11.21
Subtotal	41.00

Contingency	11.77

Total	158.94

Total Escalated Cost	163.50

The MOPU project and the Interim Power Station project are currently reported to be within budget and on schedule for completion at the end of 2011.
1.10.3 Operating Costs
Table 1.10 summarises the historical operating costs to 2009. Figure 1.8 illustrates the unit operating costs per ounce of gold produced.
There was a steady increase in costs from 2004 to 2009 due to the escalation of the cost of materials and labour. Mining costs increased in 2006 due to an increase in material mined. Process costs vary somewhat depending upon the HFO and geothermal power generation mix. In 2008, there was more HFO than budgeted because of declining geothermal performance. AMC considers the general and administration (G&A) costs are high compared with other similar sized operations, but this is understandable because of the large community assistance component required on Lihir Island. LGL has forecast a reduction in G&A costs in 2010 and in subsequent years as the backlog of community projects are completed.
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Table 1.10 Operating Costs — 2004 to 2009

		2004	2005	2006	2007	2008	2009
Cost Centre	Units	Actual	Actual	Actual	Actual	Actual	Actual
Material Moved	Mt	46.8	41.6	56.2	58.3	50.7	59.3
Ore Crushed	Mt	4.16	3.73	4.34	4.82	6.12	6.50
Gold Produced	koz	599	596	651	700	772	853

Annual Costs
Mining	US$M	86.1	92.6	106.3	131.2	172.7	162.7
Processing	US$M	67.9	67.1	74.0	87.9	129.5	122.1
G&A	US$M	59.7	53.3	74.3	87.0	115.1	146.7
Project Studies/Other Corp Costs	US$M	—	5.9	6.9	—	2.6	—
Exploration	US$M	5.1	6.0	5.9	5.9	5.8	0.3
Technical Services	US$M	—	1.0	1.9	—	7.8	—

Gross Total Operating Costs	US$M	218.8	230.8	269.3	312.0	428.8	431.8

Unit Costs Per Tonne Ore Treated
Mining (per t mined)	us$/t	1.84	2.23	1.89	2.25	3.41	3.59
Processing	us$/t	16.32	17.99	17.05	18.24	21.16	18.76
G&A	us$/t	14.35	14.29	17.13	18.05	18.80	22.57
Project Studies	us$/t	—	1.58	1.59	0.00	0.42	—
Exploration	Us$/t	1.23	1.61	1.36	1.22	0.95	0.05
Technical Services	Us$	—	0.27	0.43	—	1.28	—

Gross Total Operating Costs	Us$/t	52.60	61.88	62.05	64.73	70.07	66.43

Unit Costs Per Oz Gold Produced
Mining	US$/oz	144	155	163	187	224	191
Processing	US$/oz	113	113	114	126	168	143
G&A	US$/oz	100	89	114	124	149	172
Project Studies	US$/oz	—	10	11	—	3	—
Exploration	US$/oz	9	10	9	8	8	—
Technical Services	US$	—	2	3	—	10	—

Gross Total Operating Costs	US$/oz	365	387	414	446	555	506

NB:	Actuals from December year end monthly operating reports.
Estimates of operating costs for the Lihir Gold Mine after completion of the MOPU project have been prepared for the MOPU Feasibility Study. Labour costs were calculated using revised labour schedules and known labour unit rates. LGL anticipates that manning will increase by 83 people; 47 in operations and 36 in maintenance. Reagent costs were calculated using the new consumption rates and the LGL known landed costs for the individual reagents. Items such as oxygen were calculated knowing the O2:S ratio and the unit cost of oxygen production. Maintenance costs were prepared with LGL experience and additional autoclave maintenance experience from the technology supplier, Sherritt Gordon of Canada.
The Feasibility Study assumed that an average of 56 MW would be generated from geothermal sources in 2008 and 2009. An additional 20 MW of geothermal generation capacity was envisaged to be commissioned in 2010 with a further 40 MW being progressively commissioned thereafter. HFO generation was anticipated to drop from 20 MW in 2009 to 15 MW in 2010 and to 10 MW in 2011. Due to the increased geothermal drilling demands as a result of declining well production in 2009, the Kapit North geothermal field development has not progressed at the rate envisaged in the Feasibility Study. Accordingly, the Interim Power Station project was approved to meet the additional power demand of the MOPU project. The Interim Power Station is currently on schedule to provide power by the second quarter in 2011.
Geothermal power generation up to a maximum of average 60 MW attracts carbon credits (Certified Emission Reductions or CER’s) at a rate of 0.678 CER’s per MWh. Geothermal power generation in excess of this attracts no credits. Geothermal power generation costs have been estimated at US$25.00 per MWh (before credits).
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1.11 AMC Modelling Scenarios
LGL’s annual strategic business planning process for the Lihir Gold Mine normally involves development of a Conservative case, a Target case, and an Optimistic case.
LGL’s current Conservative case for Lihir Gold Mine is a “reserves-only” case. Its Target case assumes access to the Coastal resource is negotiated. LGL provided its Conservative and Target cases to AMC but, at that time, LGL had not completed its strategic business planning process for the Lihir Gold Mine for 2010 and had not fully developed an Optimistic case.
Similarly, LGL had not completed its cost modelling for its strategic business planning process. Both the Conservative and Target cases provided by LGL had the same cost projections which LGL advised as having Optimistic case cost elements.
In developing the mining and processing inventories for its cases for Grant Samuel, AMC has:
•	AMC Case 1 — Adopted the LGL’s Target case physicals on the basis that access to the Coastal resource is likely to be negotiated.

•	AMC Case 2 — In addition to AMC Case 1, assumed production inventory will be sourced from the areas adjacent to Kapit based on reasonably likely further exploration success in those areas.
In developing the operational projections, AMC has for:
•	AMC Case 1
–	Assumed LGL’s Conservative case power supply scenario (30 MW from geothermal) with capital and operating costs increased accordingly.

–	Increased mining operating costs by 15% and processing operating costs by 10% relative to LGL’s projections.

–	Increased G&A operating costs by around US$10M per annum after mining has finished and when processing plant feed is entirely from stockpiles.

–	Reduced processing plant total gold recoveries by 1.5% relative to LGL’s Target case.
•	AMC Case 2
–	Assumed LGL’s Target case power supply scenario (56 MW from geothermal) with capital and operating costs increased accordingly.

–	Increased mining operating costs by 10% relative to LGL’s projections.

–	Not increased processing or G&A operating costs.

–	Increased exploration costs by US$17.5M for exploration of the areas adjacent to Kapit.

–	Retained processing plant total gold recoveries per LGL’s Target case.
In AMC Case 1 and AMC Case 2, the MOPU project is assumed to be completed as planned at the end of 2011.
Both AMC cases are based on approved capital expenditure for MOPU and estimates for other projects, reasonable levels of sustaining capital and reasonably assured expectations for production and operating costs, plus an allowance of US$100M for mine closure and rehabilitation costs.
Additionally, as requested by Grant Samuel, AMC has prepared a case limited to the mining and processing of ore reserves.
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1.11.1 AMC Case 1
AMC Case 1 is based on Ore Reserves plus assumed additions to production inventories from the Coastal resource or similar within the caldera. Key features of AMC Case 1 are:
•	Total processing plant feed inventory of 368 Mt grading 2.8 g/t of gold containing 33 Moz, recovering 27 Moz of gold.

•	Mining to conclude in 2026 with stockpile processing continuing to 2042.

•	Gold production averaging 990 koz per annum while mining continues and then around 650 koz per annum while processing stockpiles only.

•	The processing plant feed inventory will be derived from the ore reserves as at 1 January 2010 plus 68 Mt grading 2.5 g/t (5.6 Moz contained) that can be expected to be sourced from the Coastal resource or equivalent at a strip ratio of 2.6 to 1. This equates to a total mining inventory of 304 Mt grading 2.8 g/t of gold, containing 28 Moz of gold pus stockpiles of 63 Mt grading 2.4 g/t of gold, containing 4.8 Moz of gold.

•	Capital expenditure of US$796M spent on the MOPU and other current projects (from January 2010).

•	Sustaining capital expenditure of US$2,643M.

•	Operating costs with an average of around US$455/oz while mining continues, declining to around US$350/oz after mining is complete and processing plant feed is entirely from stockpiles.

•	Closure costs of US$100M.

•	Remaining LOM cost (total operating, capital and closure) of around US$545/oz.
Figures 1.10 and 1.11 show annual estimates of AMC Case 1 LOM production and operating cost data, and Table 1.11 presents a summary of the AMC Case 1 costs.
Figure 1.10 AMC Case 1 — Processed Tonnes and Gold Head Grade
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Figure 1.11 AMC Case 1 — Gold Production and Operating Costs
Table 1.11 AMC Case 1 — Production and Cost Estimates

	Ore Processed		Gold	Operating		Closure and
	Tonnes	Gold Grade	Produced	Cost	Capital Cost	Rehabilitation
Year	(kt)	(g/t)	(koz)	(US$M)	(US$M)	(US$M)
2010	6,278	4.93	823	411	740	—
2011	6,777	4.63	857	440	450	—
2012	12,040	3.94	1,299	510	294	—
2013	11,652	3.33	1,028	519	84	—
2014	10,543	3.64	1,020	489	149	—
2015	11,416	3.98	1,243	489	353	—
2016	11,381	3.84	1,201	451	68	—
2017	11,729	3.95	1,258	462	69	—
2018	8,772	6.55	1,597	448	160	—
2019	9,370	3.84	968	448	57	—
2020	11,513	3.43	1,047	459	57	—
2021 to 2025	58,203	2.30	3,468	2,140	262	—
2026 to 2030	58,929	2.15	3,268	1,173	246	55
2031 to 2035	59,140	2.15	3,278	1,139	246	—
2036 to 2040	58,729	2.15	3,253	1,133	171	—
2041 to 2045	21 ,076	2.17	1,181	436	32	45
2046 to 2050	—	—	—	—	—	—

Total	367,549	2.76	26,788	11,148	3,439	100

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1.11.2 AMC Case 2
AMC Case 2 is based on AMC Case 1 plus further additions to the mining inventory that AMC considers reasonable to expect from demonstrable exploration potential within the caldera. Key features of AMC Case 2 are:
•	Processing of 427 Mt grading 2.7 g/t of gold containing 37.4 Moz, recovering 31.2 Moz of gold.

•	In addition to the AMC Case 1 mining inventory, AMC Case 2 is based on an additional mining inventory of around 5 Moz at a grade of 2.5 g/t being delineated in the areas adjacent to the planned Kapit pit.

•	Mining to conclude in 2031, with stockpile processing continuing to 2047.

•	Gold production averaging 940 koz per annum while mining continues and then around 655 koz per annum while processing stockpiles only.

•	The processing plant feed inventory will be derived from a total mining inventory of 364 Mt grading 2.8 g/t of gold, containing 32.7 Moz of gold plus stockpiles of 63 Mt grading 2.5 g/t of gold, containing 4.8 Moz of gold.

•	Although AMC also considers there to be further potential in the Harbour Base area, there is virtually no drilling in this area and, therefore, AMC does not consider there to be sufficient information for inclusion of further inventory into production cases for consideration by Grant Samuel.

•	Capital expenditure of US$796M spent on the MOPU and other current projects (from January 2010).

•	Sustaining capital expenditure of US$2,725M.

•	Operating costs with an average of around US$430/oz while mining continues, declining to around US$290/oz after mining is complete and processing plant feed is entirely from stockpiles.

•	Closure costs of US$100M.

•	Remaining LOM cost (total operating, capital and closure) of around US$500/oz.
Figures 1.12 and 1.13 show annual estimates of AMC Case 2 LOM production and operating cost data, and Table 1.12 presents a summary of AMC Case 2 costs.
Figure 1.12 AMC Case 2 — Processed Tonnes and Gold Head Grade
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Figure 1.13 AMC Case 2 — Gold Production and Operating Costs
Table 1.12 AMC Case 2 — Production and Cost Estimates

	Ore Processed		Gold	Operating		Closure and
	Tonnes	Gold Grade	Produced	Cost	Capital Cost	Rehabilitation
Year	(kt)	(g/t)	(koz)	(US$M)	(US$M)	(US$M)
2010	6,278	4.93	837	411	740	—
2011	6,777	4.63	872	431	450	—
2012	12,040	3.94	1,322	465	294	—
2013	11,652	3.33	1,047	473	84	—
2014	10,543	3.64	1,038	445	149	—
2015	11,416	3.98	1,265	445	279	—
2016	11,381	3.84	1,222	420	64	—
2017	11,729	3.95	1,280	430	64	—
2018	8,772	6.55	1,625	418	156	—
2019	9,370	3.84	985	417	53	—
2020	11,513	3.43	1,067	435	53	—
2021 to 2025	58,385	2.59	3,995	1,940	271	—
2026 to 2030	58,818	2.22	3,426	1,981	240	—
2031 to 2035	58,929	2.15	3,329	1,035	225	55
2036 to 2040	59,140	2.15	3,340	977	225	—
2041 to 2045	58,729	2.15	3,314	968	150	—
2046 to 2050	21,076	2.17	1,203	370	23	45

Total	426,549	2.73	31,167	12,063	3,521	100

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1.11.3 Reserves-Only Case
Grant Samuel requested AMC to prepare a case limited to the mining and processing of ore reserves ore reserves. Key features of this Reserves-Only Case are:
•	Processing 299 Mt grading 2.8 g/t of gold containing 27.1 Moz, recovering 22.1 Moz of gold.

•	Mining to conclude in 2025, with stockpile processing continuing to 2037.

•	Gold production averaging 950 koz per annum while mining continues and then around 630 koz per annum while processing stockpiles only.

•	A mining inventory equivalent to the ore reserves as at 1 January 2010. Total mining inventory of 236 Mt grading 2.94 g/t of gold, containing 22.3 Moz of gold pus stockpiles of 63 Mt grading 2.4 g/t of gold, containing 4.8 Moz of gold.

•	Capital expenditure of US$775.5M spent on the MOPU and other projects.

•	Sustaining capital expenditure of US$2,353M.

•	Operating costs with an average of aroundUS$460/oz while mining continues, declining to around US$370/oz after mining is complete and processing plant feed is entirely from stockpiles.

•	Closure costs of US$100M.

•	Remaining LOM cost (total operating, capital and closure) of US$575/oz.
Figures 1.14 and 1.15 show annual estimates of LOM production and operating cost data, and Table 1.13 presents a summary of the Reserves-Only Case costs.
Figure 1.14 Reserves-Only Case — Milled Tonnes and Gold Head Grade
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Figure 1.15 Reserves-Only Case — Gold Production and Operating Costs
Table 1.13 Reserves-Only Case — Production and Cost Estimates

	Ore Processed		Gold	Operating		Closure and
	Tonnes	Gold Grade	Produced	Cost	Capital Cost	Rehabilitation
Year	(kt)	(g/t)	(koz)	(US$M)	(US$M)	(US$M)
2010	6,746	4.67	860	440	450	—
2011	11,594	3.53	1,115	509	294	—
2012	11,837	3.33	1,049	510	84	—
2013	11,016	2.69	747	491	147	—
2014	10,938	3.59	1,051	485	347	—
2015	11,319	4.44	1,369	456	81	—
2016	8,871	7.10	1,757	450	69	—
2017	9,815	3.41	898	441	151	—
2018	10,231	4.03	1,111	446	66	—
2019	11,258	3.42	1,047	459	52	—
2020	11,853	2.81	892	451	56	—
2021 to 2025	58,522	2.09	3,104	1,718	245	55
2026 to 2030	59,146	2.10	3,146	1,139	236	—
2031 to 2035	59,018	2.10	3,143	1,135	129	—
2036 to 2040	706	1.05	38	106	—	45
2041 to 2045	—	—	—	—	—	—
2046 to 2050	—	—	—	—	—	—

Total	367,549	2.76	26,788	1,1148	3,439	100

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1.12 Risks and Opportunities
LGL has established a risk management process with four risk rating categories that have been derived according to company-wide definitions of likelihood and consequence. Risks are rated as Category I, II, III or IV with Category I being the highest rating and IV the lowest. No risks for Lihir Gold Mine are rated as Category I however, in May 2010, 17 risk areas were rated as Category II. They cover a diverse spectrum of issues ranging from technical/production related risks, social and community, occupational health and safety, environment, and legal/commercial issues and include areas such as:
•	Delay in completion of MOPU.

•	Environmental aspects such as maintenance of extraction and discharge permits.

•	Marine waste rock and tailings disposal operations.

•	Geothermal power sustainability and expansion.

•	Maintenance of community support for operations.

•	Geothermal depressurisation of the Kapit pit.

•	Slope design for Kapit pit, given that significant areas of stage or final walls for this pit are yet to be developed.

•	The long-term integrity of the coffer dam is required for mining of Kapit pit below sea level. Delay in completion of the dam would have an impact on the mining schedule but major leaks or instability of the wall would have a major adverse impact on the LOMP.

•	Potential denial of access to the Alaia Rock area of the Coastal Zone, therefore not allowing the pit limit to extend eastwards into the modelled Coastal zone mineralisation. If this eventuated, then it would affect AMC Case 1 and AMC Case 2 models, both of which include the Coastal Zone. Mitigating this risk is the additional production that AMC expects will eventuate from the areas primarily to the east of Kapit (4.7 Moz of contained gold). That additional production is included in AMC Case 2 but not AMC Case 1.

•	Although AMC considers that MOPU gold recoveries are achievable and therefore has built them into AMC Case 1 and AMC Case 2, there is a possibility that actual recoveries may be lower. Accordingly, AMC recommends that the sensitivity of LGL’s valuation to recoveries that are 3% lower than those modeled be assessed by Grant Samuel.
LGL has established control measures in relation to these and other risk areas.
AMC considers the LGL risk management process is reasonable and has identified the key risks associated with the ongoing operation of the site. Plans to manage risk appear to be sound.
AMC considers that there are also opportunities open to LGL that have not been built into either AMC Case 1 or AMC Case 2, including:
•	The Harbour Base area is geologically prospective but there is virtually no exploration drilling in this area. Therefore, AMC has not included in its models any provision for exploration success in the Harbour Base area, but there is a possibility of significant additions to production inventories from this zone.

•	The pit design and longer term mine scheduling has, to date, focused on gold grade whereas, in future, it is planned to take into account the gold/sulphur ratio as well. This will enable a greater degree of optimisation of the plan and, consequently, the operation’s performance.

•	Mining and processing operating unit costs and total power supply costs per LGL’s business planning models are lower than AMC has built into its models. Realisation of LGL’s lower cost projections would naturally improve the operation’s economics.
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2 MT RAWDON GOLD MINE (QLD)
2.1 Location and Background
Mt Rawdon Gold Mine is situated in south-east Queensland, approximately 80 km south-west of Bundaberg and 300 km north-north-west of Brisbane (Figure 2.1). Access to the mine is from Gin Gin on the Bruce Highway, via a sealed road for 52 km south-west to the township of Mt Perry and then south-east for 18 km on a gazetted, but mostly unsealed road.
The deposit is located beneath the southern side of Mt Rawdon, which is located between Mingham Creek and the Perry River, both of which drain to the Burnett River.
Figure 2.1 Location of Mt Rawdon Gold Mine
Construction commenced in early 2000 followed by the commissioning of the operation in January 2001. In 2001 the owner at the time (Equigold NL) completed a diamond drilling program immediately below and adjacent to the operating pit, which increased the ore reserves from 22.8 Mt to 45.9 Mt. In 2005 a redesign of the open pit (involving a change in cut-off grades and steeper ultimate pit wall angles) increased the reserves even further.
LGL acquired the operation during a merger with Equigold NL in 2008.
LGL completed a new Life of Mine Plan (LOMP) in September 2009, and in November 2009 re-optimised the pit design to account for updated price forecasts and costs. The optimum pit identified in this process was very similar to the current designed pit, which therefore remains the LGL plan. Based on the current LOMP, the mine is scheduled to cease production in 2016 with treatment of stockpiles continuing until 2019.
The Mt Rawdon Gold Mine is situated on nine Mining Leases (ML’s) occupying a total area of 1,955 ha within Perry Shire. The mining leases were granted between 1974 and 2000 and are all registered in the name of Equigold NL. Expiry dates on the tenements range from April 2011 to April 2023. Mining and ore processing infrastructure is contained within the combined ML areas. Other infrastructure such as the water supply weir and pipeline services corridors are not covered by easements or ML’s. Table 2.1 shows details of all the tenements held in the region.
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Table 2.1 LGL Mt Rawdon Operations Tenement Holdings

			Area	Rent
Tenement No.	Name	Expiry Date	(ha)	(A$)
Mt Perry
ML 1258	Mt Perry	31/03/2014	42.84	2,068.30
ML 50029	Perry 2	31/08/2014	6.90	336.70
ML 50068	Perry 3	31/08/2014	1.68	96.20

Mt Rawdon
EPM 10566	Outer Rawdon	31/12/2011	25,280	10,459.60
EPM 9563	Mt Shamrock	02/11/2011	92,880	2,250.80
ML 1192	Hopeful	31/05/2013	1.80	67.30
ML 1203	West Ridge	31/01/2020	0.40	33.65
ML 1204	Mt Rawdon	31/01/2020	2.00	67.30
ML 1206	Swindon	30/09/2022	41.88	1,413.45
ML 1210	Hut	30/04/2023	16.09	572.10
ML 1231	Overflow II	31/08/2022	8.00	269.20
ML 1259	Rawdon	31/05/2013	593.70	19,990.35
ML 50119	Rawdon Extend	31/01/2014	485.50	16,355.75
ML 80095	Rawdon Extend II	31/05/2013	817.79	29,144.20

Palmer
MDL 265	Palmer	01/10/2014	172.36	3,927.10

Paradise East
EPM 17455	Paradise East 2	02/07/2013	15,040	6,222.80

South Burnett
EPM 18173	South Burnett	18/02/2015	17,280	7,149.60

Yeatman
EPM 17302	Yeatman 2	22/05/2013	76,800	3,177.60

Total				103,602.00

2.2 Geology
The Mt Rawdon deposit is located at the southern end of the Carboniferous Coastal Block adjacent to the intersection of a fault, parallel to the north-north-west trending Perry Fault and the east-north-east trending Swindon Fault. The gold mineralisation is hosted within a volcanoclastic sequence that strikes north-east and plunges to the south-west. The volcanoclastic sequence consists of polymictic, matrix supported, poorly sorted dacite-rich rocks. The sequence is dominated by dacite intrusives and dacite-rich volcanoclastics. The two are considered genetically linked; and were later intruded by a sequence of acidic to basic dykes and plugs. Figure 2.2 shows a generalised east-west cross-section of the Mt Rawdon Gold Mine showing the gold grade contours.
Figure 2.2 Generalised Cross-Section (Looking North)

TRAC = Trachyandesite FDAC = Fragmental Dacite
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The mineralised zone contains 1% to 3% disseminated pyrite and typically 1 mm to 3 mm wide veinlets of pyrite and base metal sulphide assemblages. The mineralisation is generally low in base metals.
An intrusive dacitic dome feature, with associated andesite and trachyandesite dykes occurs south of the main mineralised zone. The contact is steeply dipping and the margins are brecciated. This area generally hosts the highest grade gold mineralisation and is presently the focus of near mine exploration activity to extend the current pit limits.
The alteration and mineralisation at Mt Rawdon Gold Mine result from multi-stage events, which overprint the volcanoclastic sequence, the dacite suite, and to a lesser extent the trachyandesite suite. The effects of the various stages of alteration on the different rock types within the deposit have resulted in a wide range of alteration rock types. The mineralisation is considered synchronous and subsequent to most of the intrusive activity, and all of the major rock types within the deposit are mineralised to some degree.
The surface extent of mineralisation forms a roughly ovoid zone of 200m by 300m with gold grades greater than 0.7 g/t Au (Figure 2.3). The mineralisation takes the form of fine disseminated pyrite within the host rocks, as well as more discrete sulphide veinlets.
Figure 2.3 Generalised Level Plan (52 mRL)

TRAC = Trachyandesite FDAC = Fragmental Dacite
Within the Mt Rawdon deposit, the gold grades generally increase with increasing pyrite content and sulphide veining. The pyrite is present in three forms: an early disseminated phase, followed by sulphide veining and finally breccia veining.
Veinlets are a significant host to the gold mineralisation and carry variable amounts of pyrite, galena, chalcopyrite, sphalerite, arsenopyrite, and free gold, with veinlet widths rarely exceeding 5 mm. Approximately 72% of the gold is hosted within pyrite and base metal veinlets, with approximately 28% contained in the surrounding disseminated sulphide mineralisation.
Gold and electrum occur as free grains within base metal sulphides and fractures within pyrite. Close inspection of hand specimens grading greater than 5.0 g/t Au generally reveals visible gold. In thin section, gold is apparent in most intervals with gold grades greater than 0.2 g/t Au. Microprobe analysis indicates that there are two populations of gold grain sizes. The first population has a gold grain size ranging from 348 microns to 881 microns, with the second gold population having grain sizes in the 10 microns to 30 microns range. Approximately 10% of the recovered gold comes from a gravity circuit.
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2.3 Mineral Resources and Ore Reserves
Mineral Resource and Ore Reserve estimates were updated as at 1 January 2010. The total gold reserve has risen to 835 koz, up 21 koz from the previous 2007 reserve, adjusted for mining depletion. Silver content was estimated at 2.6 Moz, which is up from 2.3 Moz previously (based on the 2007 reserve depleted by mining).
The 2010 Ore Reserve has been estimated using a gold price of US$800 and updated operating cost assumptions resulting in a lowering of the cut-off grades from 0.495 g/t Au to 0.31 g/t Au. The optimised pit design has led to the southern and western sides of the pit being pushed back, wall slopes flattened and the depth of the pit reduced marginally.
Resources at the Mt Rawdon Gold Mine also have been updated to reflect the impact of depletion since the last resource statement in June 2007, and drilling information gathered through mining and exploration programs.
2.3.1 Mineral Resources
The Mt Rawdon deposit is defined by approximately 400 drillholes of which approximately 15% are diamond drillholes, with the remaining holes being drilled using reverse circulation (RC) and percussion methods. Approximately 25,000, two metre composites have been used to generate the current resource estimates. All samples have been analysed for gold and silver, with selective analysis for base metals.
Historical drilling at the Mt Rawdon Gold Mine during the 1979 to 1984 period comprised open hole percussion (rotary drilling) and limited diamond core drilling. There is doubt regarding the quality of sampling of the early rotary drilling, but these holes now constitute only a small part of the total database and AMC does not believe that they will have any material effect on the current resource estimates.
Drilling completed post 1984 (Placer Pacific Ltd and Equigold NL) was audited by external consultants in 2000 and found to be of suitable quality and that appropriate diligence had been exercised. In 2000, approximately 30% of the resource database was Equigold NL data.
Mineral Resources reported by LGL in its 2009 Annual Report and currently published on LGL’s website were estimated at 1 January 2010 and are shown in Table 2.2. The estimates are based on a resource model prepared in 2008 (2008 Resource Model) using geological information available up to that date, depleted by mining to 1 January 2010. The resources have been reported at a cut-off grade of 0.31 g/t Au and include resources that have been converted to ore reserves.
Table 2.2 Mineral Resource Estimate — January 2010

	Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained Silver
Classification	(Mt)	(g/t)	(koz)	(g/t)	(koz)
Measured	2.3	0.75	60	2.21	160
Indicated	48.4	0.73	1,140	2.28	3,550
Inferred	7.1	0.61	140	1.94	440

Total	57.8	0.72	1,340	2.23	4,150

The Measured and Indicated Mineral Resources are inclusive of the Ore Reserves.
Cut-off grade of 0.31 g/t Au estimated using current costs.
Rounding, conforming to the JORC Code, may cause some computational discrepancies.
Resource estimates were constrained by 3-D geological wireframes, and grades were estimated using 2m composites. Grades were capped at 21 g/t Au in volcanics, 16 g/t Au in dacite and 8.5 g/t Au in laterite. The laterite zone occurs between the modelled base of total oxidation and the topographic surface.
Bulk density values used in the current resource model are 2.45 t/m3 above the base of total oxidation and 2.72 t/m3 below. Bulk density data dates back to the early 1980s when Placer undertook detailed bulk density measurements. The earlier Placer bulk density data has been removed due to QA/QC issues.
Gold and silver grades in the 2008 Resource Model were both estimated using ordinary kriging.
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Historically, the resource model has consistently underperformed with respect to the mill reconciliation, manifesting itself generally in both increased tonnes and higher grades. During the January 2009 to April 2010 period, reconciliations indicated that the resource/reserve model has overstated tonnes by 9.9%, but understated the grade by 23.8%. The net effect of these variations has resulted in an additional 11.74% more contained metal than indicated by the resource/reserve model during this period. There are three reasons for these discrepancies:
•	“Smearing” of lower grade material slightly beyond the ore/waste boundary.

•	A significant increase in grade control sampling has greatly assisted identifying ore-waste boundaries in the pit and has resulted in material previously thought to be ore being reclassified as waste.

•	A previously unrecognised andesite unit was excluded from the mining inventory during 2009. Approximately 700,000t of andesite was reclassified and dug as waste during this period.
Positive tonnage reconciliations have been verified by blast-hole sampling inside the current final pit limits confirming additional ore tonnage not defined by the resource drilling. The higher than expected gold grades are most likely a result of coarse gold that has not been adequately modelled in the current resource estimates due to the large nugget-effect associated with free coarse gold.
It is not clear if the positive mill reconciliation will continue into the future. Issues related to the ratio of historical to recent drilling, drilling density, distribution of free gold, and changes in the style of mineralisation with depth could impact on future reconciliation results.
AMC believes that the Mt Rawdon Gold Mine resource estimates are reasonable and have been reported by LGL in accordance with the JORC Code. Geology and mineralisation is well understood and the current resource estimates appear to have been generated with due care. Recent reconciliation results suggest that the resource model is consistently underestimating both tonnes and grade, but AMC does not consider this to be a material deficiency.
2.3.2 Ore Reserves
Ore Reserves reported by LGL as at 1 January 2010 are shown in Table 2.3.
Table 2.3 Ore Reserve Estimate — January 2010

			Contained
	Tonnes	Gold Grade	Gold	Silver Grade	Contained Silver
Classification	(Mt)	(g/t)	(koz)	(g/t)	(koz)
Proved	1.5	0.82	38	2.26	105
Probable	30.1	0.81	786	2.37	2,292

Subtotal	31.6	0.81	825	2.36	2,398
Stockpile (Proved)	0.4	0.79	10	2.79	36

Total	32.0	0.81	835	2.37	2.433

Reserves quoted for 1 January 2010 are those remaining below the 1 January 2010 mining surface with the June 2009 total design, based on the April 2009 resource model.
Cut-off grade of 0.31 g/t Au as calculated using current costs.
Reserves are based on a maximum profit with an assumed LOM gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will ultimately be recovered.
Stockpile is ore above the cut-off as at 1 January 2010.
Rounding, conforming to the JORC Code, may cause some computational discrepancies.
This ore reserve estimate is based on a detailed pit design which forms the basis of the current Mt Rawdon Gold Mine LOMP. AMC believes that the reserve estimate is reasonable and has been reported in accordance with the JORC Code.
Waste excavated from the pit is separated into mineralised and non mineralised waste. Mineralised waste has the potential to be economically processed should the gold prices increase significantly above those used to determine the ore cut-off grade.
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2.3.3 Potential for Additional Reserves
The final depth of the current pit design is -110 mRL; however, the gold mineralisation is known to extend down to -250 mRL. Potential exists to increase the resource and reserves at the Mt Rawdon Gold Mine at depth and to the south-west of the main pit at the contact between the fragmented dacite and main dacite body. The Mt Rawdon Gold Mine mineralisation is currently open at depth. The stripping ratio and average gold grade pose the most significant issues to the viability of mining at greater depth.
Completed drilling activity for 2010 has included two diamond holes to delineate additional resources adjacent to the western wall of the designed pit, where higher grade gold mineralisation is known to be associated with the fragmented dacite intrusives, and three diamond drillholes along the eastern wall of the designed pit. These drillholes were designed to test for the presence of incremental mineralisation adjacent to the current final pit limit. The drillholes were also completed to gain additional geotechnical information relating to future pit wall stability. Gold prospectivity within the surrounding Mt Rawdon region is considered by AMC to be low.
Mt Shamrock is the only promising gold prospect outside of the known Mt Rawdon mineralisation. A small 1,700m drilling program is planned for 2010. At Mt Shamrock the gold is known to occur as small quartz carbonate veins and breccias and is associated with arsenopyrite, bismuthinite and base metal minerals. Mt Shamrock is not considered by AMC as a high tonnage proposition.
Proposed near-mine exploration activity for 2010 is centred on the five exploration tenements held by LGL Mt Rawdon Operations. The majority of the money committed to these exploration tenements is required to retain tenure and honour minimum capital commitments as summarised in Table 2.4.
Table 2.4 Tenement Work Commitments

			Requested	Proposed 2010 Programme
		Commitment	Budget	Geochemical
Project		(A$’000)	(A$’000)	Samples	Geophysics	Drilling
Mt Shamrock	EPM 9563	136	225	0	—	1,1200m RC 580m DD
Outer Rawdon	EPM 10566	211	141	1,930	—	800m RC
Yeatman 2	EPM 17302	65	110	1,800	—	300m RC
South Burnett	EPM 18173	59	87	1,000	—	300m RC
Paradise East 2	EPM 17455	65	110	1,070	—	600m RC

Total		536	673	5,800	—	2,670m RC 580m DD

Other regional exploration activity includes a current joint venture agreement between LGL Mt Rawdon Operations and Belanda Pty Ltd over the Mt Perry Copper leases. These mining leases are immediately west of the Mt Perry township. LGL Mt Rawdon Operations has currently earned a 60% interest in the mining leases by spending A$200,000 on exploration activities on the tenements. LGL Mt Rawdon Operations can earn up to 80% interest upon spending a total of A$400,000 on the tenements.
A review of completed work has down-graded any potential for the Mt Perry Copper leases to host a significant resource within the current tenement holdings. As such, a decision has been reached by LGL to terminate the Joint Venture agreement with Belanda Pty Ltd.
A summary of the proposed Mt Rawdon Gold Mine 2010 exploration program in given in Table 2.5.
Table 2.5 Exploration Budget — 2010

	Expenditure	Percent
Item	(A$)	(%)
Mine Exploration	651,800	45
Near Mine Projects	671,700	46
Mt Perry Joint Venture	130,000	9

Total	1,453,500	100

Approximately 60% of the budget has been allocated to resource delineation drilling focused on the extension of known mineralisation adjacent to the current final pit limit.
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2.4 Mining Operations
2.4.1 Mine Description
Mining at Mt Rawdon Gold Mine uses conventional drill, blast, load, and haul techniques.
The active contractor owned fleet comprises:
•	2 x HD 465 haul trucks (Komatsu).

•	9 x HD 785 haul trucks (Komatsu).

•	2 x 1200E excavators (Hitachi).

•	1 x 1900 excavator (Hitachi).

•	1 x 275 dozer (Komatsu).

•	3 x 375 dozers (Komatsu).

•	1 x 14G grader (Caterpillar).

•	1 x 16G grader (Caterpillar).

•	1 x water truck (Mercedes Benz).

•	1 x service truck (Volvo).

•	4 x blasthole drill rigs.
Bench by bench grade control incorporates assaying blast-hole drill cuttings. These are assayed for gold in an on-site laboratory. Blasting is carried out on 10m benches with subsequent mining on three 3.5m flitches.
Crusher feed is typically 50% direct tip from the pit by trucks, and 50% by loader from stocks. Oversize rocks are stockpiled and broken by a 35-tonne rock breaker. Mineralised waste is currently stockpiled for possible future processing, either to overcome shortfalls in pit production or when the pit is exhausted. A view of the pit is shown in Figure 2.4, with the Stage 2 cutback at the far southern end of the pit.
The main earthmoving operation is carried out by a mining contractor (Golding Contractors Pty Ltd) under a schedule of rates contract. The contract covers completion of Stage 1, completion of the current cutback, followed by completion of the Stage 2 pit. The contract requires a maximum annual material movement rate of 21.5 Mbcm from 31 October 2006. The workforce resides locally and works two 12 hour shifts per day, five days per week.
A drilling contractor (Rock Australia) provides the equipment and manpower for blasthole drilling. A separate contractor (Qascom) provides charging and blasting services. Blasting consumables are provided by Orica. Cable bolting of the pit walls is the responsibility of the owner and is undertaken on an as needed basis utilising a Contractor. Maintenance crews and electrical services are the responsibility of the owner.
All contractors (other than the recently appointed drilling contractor) have a long association with the mine and there is a high level of site specific knowledge and workforce stability. There is competition for skilled labour from coal mines in the Bowen basin, but the Mt Rawdon Gold Mine offers an attractive rural/residential lifestyle to employees. There have been no serious disputes with the contractors over the life of the operation.
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Figure 2.4 View of Pit Looking South
2.4.2 Mine Planning and Scheduling
The mine has the capacity to produce at a higher rate than is currently planned, but is constrained by the current processing capacity. To achieve a higher gold output would require raising the cut-off grade and hence the head grade, but this may not produce the maximum project value.
Short-term mine planning is carried out on site. Long-term planning is conducted through the LGL Brisbane office. The current LOMP was developed in 2009 and has been updated to reflect current metal prices, exchange rates, and costs.
A Ground Control Management Plan exists and a Geotechnical Risk Assessment was conducted in January 2010. A Draft Slope Stability Management Plan was prepared in April 2006. There has been a modest failure in the North Wall (left of centre in Figure 2.3) and the east wall is being monitored for potential structural failures. A comprehensive database of rockfall events is maintained. Cable bolting is done on final pit walls as required.
AMC considers that with a continuation of current practices, there are no geotechnical issues that are likely to compromise future production.
2.4.3 Mine Performance
During the last three years the mine has performed close to budget for the total volume of rock mined, stripping ratio, ore produced, and gold head grade. The current stripping ratio is the highest in the mine’s history as a consequence of mining the cut-back for Stage 2. The current LOMP forecasts a steadily decline in stripping ratio until closure. Given the consistent historical performance against budget, there is no reason to expect that the mine will not be able produce the ore tonnages scheduled in the plan.
Rock excavation costs have steadily increased reflecting the rising costs of inputs (labour, energy and consumables) over the period. The LOMP forecasts continuing increases at a similar rate until closure, but this may be conservative in the current economic climate. The unit cost per tonne of ore produced is expected to peak over the next few years due to the high stripping ratio and then reduce, compensating for the increasing excavation cost and haulage costs with increasing depth.
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2.5 Metallurgy and Processing Operations
2.5.1 Process Description and Operating Philosophy
Ore is processed using conventional cyanide leaching technology at a rate of approximately 3.5 Mtpa. The ore processing facilities include crushing, two stage grinding, leaching and gold recovery circuits along with associated reagents and tailings storage facility. Figure 2.5 shows a schematic drawing of the overall process flowsheet.
Figure 2.5 Process Plant Flowsheet
ROM ore is direct truck dumped, or dumped via loader, into a primary gyratory crusher. The primary crusher discharge is conveyed to a surge bin and bypass system ahead of a secondary crusher. The proportion of ore fed to the secondary crusher is used as a major control variable in maximising the grinding circuit throughput. The secondary crusher discharge together with ore bypassing the secondary crusher is conveyed to an open conical crushed ore stockpile.
The grinding circuit consists of a SAG mill and a pebble crusher followed by a ball mill operating in closed circuit with classifying cyclones. Cyclone overflow slurry passes over trash screens (600 micron deck aperture) with the coarse screen oversize returning to the ball mill feed. A Knelson concentrator is installed to treat a portion of the cyclone underflow. The Knelson concentrate is passed over a Gemini table to produce a gravity concentrate which is then smelted.
The leach/adsorption circuit consists of one leach tank followed by five carbon adsorption tanks. Oxygen is added to the leach tank. Typically one batch of carbon per day is treated through an AARL stripping circuit to recover gold and silver to the electrowinning circuit. The gold/silver sludge is recovered from the electrowinning cell cathodes and smelted.
Slurry discharged from the leach/adsorption circuit is pumped to a tailings storage facility. Water is recovered from the tailings dam together with supplementary fresh water for use in the process plant.
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Reagents and consumables include steel grinding balls, lime, oxygen, sodium cyanide, activated carbon, sodium hydroxide, hydrochloric acid, and liquid petroleum gas (LPG).
2.5.2 Ore Characteristics
Volcanoclastic ore tends to be blockier and harder than dacite and blending is performed when possible to reduce the variation in the ROM size distribution and ore hardness presented to the primary crusher. The proportion of volcanoclastic ore in the feed is expected to increase on completion of the present cut-back in approximately two years time. Changes to the drill patterns and blast timing have been tested in an effort to reduce the size distribution being fed to the primary crusher, and hence improve throughput rates.
Andesite dilution in the feed tends to reduce slurry viscosity and presents difficulty in maintaining good suspension of carbon in the adsorption tanks. Some carbonaceous material can occur in the feed, though, given the consistency of the final tailings grades, this does not appear to constitute a significant ‘preg robbing’ component of the ore.
2.5.3 Ore Treatment Rate
A summary of data provided by LGL regarding the crushing plant is summarised in Table 2.6. Although average hourly crushing rates are consistently below budget, this has been offset by higher plan utilisation.
Table 2.6 Crushing Plant Data

Crushing		Units	2005-2006	2006-2007	2007-2008	2008-Dec	2009
Dry Tonnes	Actual	(kt)	3,501	3,221	3,228	1,628	3,379
	Budget	(kt)	3,259	3,422	3,431	1,743	3,458

Operating Hours	Actual	(hr)	6,879	6,682	6,437	2,958	6,498
	Budget	(hr)	4,380	4,380	4,392	2,208	4,380

Utilisation	Actual	(%)	78.5	76.3	73.3	67.0	74.2
	Budget	(%)	50.0	50.0	50.0	50.0	50.0

Average Dry	Actual	(tph)	509.0	482.1	501.5	550.4	520.0
	Budget	(tph)	744.0	781.2	781.2	789.6	789.6
Due to the interplay of a number of variables, which include ore lithologies, ore hardness, ROM ore size distribution, crusher gap settings, and the proportion of secondary crushed ore, AMC considers an average crushing rate of 500 tph to be conservatively appropriate for future planning given the expectation of harder and blockier ore as the pit becomes deeper. To achieve the planned throughput of 3.46 Mtpa a crushing plant utilisation of approximately 80% will be required. AMC believes this is achievable.
A critical aspect of the crushing plant operation is the need to produce a size distribution that optimises grinding circuit throughput. A summary of data provided by LGL relating to the crushing circuit is shown in Table 2.6. Hourly throughput rates have historically averaged below budget, resulting in reliance on higher than budgeted availability to achieve budgeted annual throughput. The grinding circuit typically produces a leach tank feed sizing of 60% passing 106 micron, with a top size of 600 micron from the trash screen undersize. Historical grinding circuit data is shown in Table 2.7.
Table 2.7 Grinding Circuit Data

Grinding		Units	2005-2006	2006-2007	2007-2008	2008-Dec	2009
Dry Tonnes	Actual	(kt)	3,487	3,408	3,510	1,701	3,355
	Budget	(kt)	3,259	3,422	3,431	1,743	3,458

Availability	Actual	(%)	95.1	96.2	95.8	93.9	94.8
	Budget	(%)	93.0	93.0	93.0	94.0	94.0

Average Dry	Actual	(tph)	418.4	404.4	417.3	410.3	404.1
	Budget	(tph)	400.0	420.0	420.0	420.0	420.0
The contracted site power demand is for 10,000 kW, though actual usage is consistently higher. The power draw from the grid is constrained by both the incoming supply and the capacity of the site incoming high voltage transformer. Although the high voltage transformer is planned to be upgraded, there is presently no expectation of Ergon Energy being able to increase site power supply above the present operating demand.
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The operation of the crushing and grinding circuits presents an ongoing operational challenge. Maximising grinding circuit throughput is based on optimising the distribution of available power between the secondary crusher, SAG mill, pebble crusher and the ball mill. LGL is implementing a number of upgrades and changes in the plant to address these issues and the below-budget grinding rates, these are discussed in Section 2.5.5.
The SAG mill shell has some cracks which are subject to ongoing condition monitoring. It has been assumed that the integrity of the mill shell will be maintained for the life of the operation. AMC consider the budgeted grinding circuit availability of 94% to be achievable over this period.
2.5.4 Metal Recoveries
The LOM budgeted gold recovery is based on a recovery vs head grade relationship of recovery % = 6.474 x head grade (g/t) + 81.831. Forecast gold recovery will therefore vary with head grade. The long-term historical trend has been for a decrease in the final tailings grade, with the December 2008 six month year to date average tailing assay being 0.096 g/t. In AMC’s opinion the relationship used is reasonable for long-term planning.
The LOM budgeted silver recovery is fixed at 56.2%, which is in line with current performance.
2.5.5 Additional Plant Capacity/Upgrades
There is essentially no additional plant capacity available due to the power supply constraints and no external power supply upgrade is planned. The following changes are in progress or planned to improve the efficient use of the available power and hence maintain or increase throughput:
•	The SAG mill girth gear and pinion were replaced in February 2010, giving a small reduction in power transfer losses in the SAG mill drive train, and hence increased power into the mill.

•	The planned replacement of the main site transformer.

•	Mill ball trajectory and density optimisation.

•	Minimisation of throughput fluctuations through maintenance planning changes resulting in reduced variability of mill feed size.

•	Blast fragmentation optimisation and an increasing proportion of dacite relative to the harder volcanoclastic ore.

•	Minor debottlenecking work within the grinding circuit.

•	Investigations into opportunities to coarsen the grind.
Although milling rates have increased to 427 tph in the first part of 2010, AMC believes there is some risk that the planned milling rate increases in the LOMP will not be achieved.
2.5.6 Metallurgical Test Work
Longer term ‘future ore’ testing is not currently performed and the assessment of plant parameters has been wholly based on historical operating data and the expectation of site personnel that the ore to be treated will increase in hardness at depth.
Routine test work on pit and tailings samples is conducted on site. AMC has some concerns regarding the level of confidence in pit sample test results.
2.6 Power, Water and Infrastructure
The mine has a contract for the supply of electricity with Ergon Energy which is valid until 30 November 2010. There is an expectation that costs may increase significantly when this is renewed. Power supply is at 66 kV from Gin Gin. The transmission line to site has limited capacity and any upgrade would be very expensive. The existing incoming site transformer is planned to be replaced, as noted above.
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Water is sourced from the site weir (Perry weir), and from the Burnett River at Paradise Dam. The water supply from the Burnett River is based on two contracts, a base supply contract, and a priority contract if additional water is required. The Perry weir overflowed recently, and when full, nominally has sufficient water for a year. The mine is also considering piping water from a containment dam that captures run-off from the site to the mine process water circuit to reduce the demand for fresh water.
The main access road is prone to flooding during high rainfall events, but the durations are quite short and have not caused serious disruptions to site operations. In addition to the main access road, there is an emergency road, which is rarely used.
Communications with the mine site is via a Telstra microwave link to Mt Perry, which can be affected periodically by storm damage. There is no reliable mobile telephone service on site.
2.7 Environmental, Health, Safety and Community Issues
2.7.1 Environmental
The climate of the region is subtropical, with a distinct dry season during the winter months. Historical average rainfall for Mt Perry (16 km north-west of Mt Rawdon) is approximately 955 mm. The area experienced a significant and prolonged drought in recent years, which was broken in the 2009/2010 wet season, with all local dams and weirs overflowing.
The open pit is dewatered as required, mainly after rain. Pit water is usually of good quality and is pumped directly to the process circuit via the process water dam. If necessary, this water can be pumped to the tailings dam instead.
Monitoring bores, which are below the north tailings dam wall, are dewatered back to the tailings dam. There have been occasional exceedances measured at these bores.
Compliance is set out in the Environmental Authority (EA) issued by the Environmental Protection Authority (EPA). The EA is updated as necessary on an ongoing basis and sets out monitoring requirements and limits for such things as water quality, noise, vibration dust etc. A total of 35 bores are monitored monthly, plus samples from surface run-off and flowing streams, with samples analysed in an independent laboratory. There have been occasional excursions above threshold levels in some bores. An ongoing problem with high copper/zinc levels at bore 24 is being investigated and this seems to be sourced from a natural mineralised zone adjacent to the bore.
Prior to excavation, waste in the open pit is classified into acid waste categories of non, medium and high, depending on its acid generating potential. High acid waste is disposed of into the tailings dam, medium acid waste is encapsulated in the waste rock dump, and non-acid producing waste is used to construct tailings dam walls and to encapsulate medium acid producing material in the waste rock dump.
A mineralised waste stockpile containing approximately 5 Mt of low grade ore (cut-off grade 0.4 g/t Au to 0.5 g/t Au) is stored on the western side of the waste rock dump. This material is being stockpiled for possible future processing.
There is a small rubbish disposal landfill operated on the site, within the footprint of the waste rock dump.
One tailings dam is operated at the site. All mineral processing wastes are stored in the dam. The capacity of the dam is currently being increased to provide storage capacity for 27 Mt of tailings. The dam will have a final footprint of approximately 175 ha.
Typically tailings enter the tailings dam at 120 ppm free cyanide and degrade to approximately 30 ppm in the dam. There is a history of wildlife deaths associated with the tailings dam, particularly birds.
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Air cannons have been used in the past to scare away birds with some success, although it also resulted in complaints from a nearby landowner. Recent bird deaths have led to the reintroduction of these hazing devices and they are working effectively to minimize bird visitation. Inspections by mill and environmental staff have also been increased. Thirteen of the 25 mortalities in 2009 occurred in January before these measures were introduced and only three mortalities were recorded from May to December. The process water dam was fully bird netted in April 2010. It is possible that high cyanide level could become a significant issue and the only real solution would be to introduce cyanide detoxification.
Order-of-magnitude capital and operating costs to retrofit a Vale Inco style sulphur dioxide/air cyanide detoxification circuit to treat the process plant slurry tailings have been estimated by AMC at A$3.0M and A$0.70/t respectively. No test work has been performed to establish detoxification retention time requirements and air/reagent consumptions.
A reduction in the detoxification circuit capital and operating cost may be achieved if detoxification of a portion of the tailings supernatant water was undertaken. The detoxified low weak acid dissociable cyanide solution could then be recycled back to dilute the main body of the tailings supernatant pond to an appropriate level. Detoxification of the tailings solution, compared to detoxifying the plant discharge slurry would be expected to result in lower reagent consumptions, as no side reactions with solids would occur.
The mine has an ongoing weed management plan (undocumented) regarding giant rats tail grass.
A draft closure plan has been submitted to the EPA and feedback indicates that the EPA may require the mine to triple cap the tailings dam with clay (its default requirement), which would be very expensive. The mine has developed a test cell within the dam and filled it with tailings. Direct revegetation trails will commence towards the end of 2010. The EPA has placed an assurance of A$9M for the triple layer cap on the tails dam, but the mine considers that this cap is unlikely to be required or effective, given the environmental conditions and the properties of the tailings. Closure cost for the EPA requirement has been estimated by LGL at A$10.9M. A review of the closure plan strategies and options is scheduled for late 2010.
2.7.2 Health and Safety
The mine has a comprehensive health and safety system which appears to be working well, and in April 2010 achieved 12 months lost time injury free. The main mining contractor Goldings has a fulltime safety officer on site. There is a strict drugs and alcohol program, which includes regular and random testing. Annual hearing tests are done for a proportion of the workforce (approximately 40 persons) and chest X-Rays are done at commencement of employment, every five years and at termination. Personal dust monitors are used and training has been conducted by SIMTARS. All LGL employees have a senior first aid certificate that includes cardiac pulmonary resuscitation training.
The higher than usual turnover in recent times has not resulted in a lower safety performance.
The local rural fire brigade and SES at Mt Perry are both comprised of mine workers.
2.7.3 Community
Since most of the local community benefits directly or indirectly from the mine, there is reported to be strong general support for the continuing operation. An annual open day, usually in April, is conducted to inform the community about ongoing plans. LGL has worked with community and business leaders and Mt Perry Councillors to investigate Sustainable Development options after mine closure. A consultant has prepared a draft set of recommendations which will be reviewed in mid 2010.
2.8 AMC Modelling Scenarios
In its September 2009 LOMP LGL identified three business cases, identified as Conservative, Target, and Optimistic cases. The basis for these three business cases is summarised below. Each is based on the same mining schedule and current operating performance and costs, except where noted. The major difference between the three cases is the application of reconciliation factors to the block model. This changes the tonnes and grade of ore mined and hence the processing schedule of each case. In all cases, higher grade ore is preferentially treated until the end of mining in 2016. The key inputs to LGL’s three business cases are summarised as follows:
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•	Conservative Case
–	Mining inventory comprises existing ore reserve with inferred material added.

–	Mining rate — 500,000 bcm per month until Quarter two 2013, then decreasing until end of mining in Quarter two 2016.

–	Remaining ore stocks are processed until Q2 2019.

–	Crusher to be relocated by Quarter one 2012 to permit planned pit deepening.

–	Mill availability maintained at 95.5%.

–	Throughput — 412 tph increasing to 417 tph by October 2009.
•	Target Case
–	Mining inventory is the same as the Conservative case with reconciliation factors of a 4.5% and 2.0% applied to increase grade and tonnage respectively on pit benches 20m RL and below -70m RL.

–	Mining rate as per Conservative case.

–	Remaining ore stocks are processed until Quarter one 2019.

–	Crusher to be relocated by Quarter one 2012.

–	Mill availability maintained at 95.5%.

–	Throughput — 412 tph, increasing to 436 tph by July 2010.
•	Optimistic Case
–	Mining inventory includes reserves and resources as used in the Conservative case, plus additional mineralisation not currently classified as resource, but believes to be reasonably likely to be upgraded to reserves by future exploration drilling. Reconciliation factors of 4.5% and 2.0% have been applied to increase grade and tonnage respectively on all pit benches.

–	Mining rate as per Conservative case.

–	Remaining ore stocks are processed until Quarter two 2019.

–	Crusher to be relocated by Quarter one 2012.

–	Mine haulage costs decreased after 2012; based on shorter haul distances to proposed Southern waste dump.

–	Mill availability 95.5% increasing slightly to 96% by December 2011, despite aging plant.

–	Throughput — 412 tph, increasing to 436 tph by July 2010.
Major items of capital expenditure in 2010, common to all of LGL’s cases, are the replacement and upgrade of the Knelson Concentrator, upgrade of the mill discharge and tailings pumps, and the main site transformer replacement.
AMC believes the plans derived in each case are reasonable, but has elected to present only one modelling scenario to Grant Samuel for the following reasons:
•	As the Mt Rawdon Gold Mine is a relatively small component of the overall LGL assets.

•	Variations between the three LGL cases are relatively small.

•	There is believed to be little or no upside in terms of significant additional resource discoveries.

•	The operation has a well-established operating history, and technical downside risks are small.
AMC has elected to use LGL’s Target case as the basis of its AMC Case 1 modelling scenario. AMC considers this to be a realistic mid-range case, supported by detailed mine plans, schedules and cost forecasts. A summary of this case is shown in Table 2.8.
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Table 2.8 AMC Case 1 — Production and Cost Estimates

	Ore Processed		Gold	Operating		Closure and
	Tonnes	Gold Grade	Produced	Cost	Capital Cost	Rehabilitation
Year	(kt)	(g/t)	(koz)	(A$M)	(A$M)	(A$M)
2010	3,470	0.89	87.8	77.1	7.6	—
2011	3,640	0.95	98.0	79.2	3.8	—
2012	3,650	0.80	82.8	79.4	3.8	—
2013	3,650	1.05	110.1	74.1	1.3	—
2014	3,650	1.23	130.5	64.7	1.3	—
2015	3,660	0.90	94.2	56.9	1.2	—
2016	3,650	0.76	77.4	44.9	1.1	—
2017	3,650	0.43	42.9	33.7	—	—
2018	3,650	0.41	40.5	33.7	—	—
2019	1,120	0.41	12.4	15.9	—	5.5
2020	—	—	—	—	—	5.5

Total	33,790	0.81	776.6	559.5	19.8	11.0

AMC has made a number of changed to the Target case based on its review and updated advice from LGL. The key changes are summarised below:
•	AMC has retained the tonnes mined, tonnes and grades milled, and recoveries, and hence the gold production profile, prepared by LGL. AMC has made some minor adjustments to correct some inconsistencies in LGL’s plan.

•	Based on advice from LGL, AMC added A$2.25M to administration costs in 2019 to allow for redundancy payments to LGL employees when the mine closes.

•	AMC has reduced the capital expenditure estimate by A$2.5M in 2011 and A$12.5M in 2012 as LGL now expect to simply relocate the primary crusher tipping point, rather than relocate the entire crusher as originally envisaged.

•	Exploration costs totalling A$1.9M are shown in Target case spreadsheet model, but are not included in tables in the supporting documents. AMC has included these costs in its modelling scenario.

•	No rehabilitation costs were included in the Target case. AMC has included A$11M in as rehabilitation costs, split over 2019 and 2020.
2.9 Risks
Overall, the Mt Rawdon Gold Mine is a stable 100,000 oz per annum low cost gold producer with positive community support and a generally low risk profile, but the following risks are noted:
The main geological risks are associated with the volatility in grade. Positive grade reconciliation appears to be dependent on mining activity in the vicinity of fragmented dacite intrusives in the south-west corner of the pit. There appears to be reasonable prospectivity in this part of the deposit and further drilling is planned to delineate additional resources and extend the current pit limits.
The main ore processing risk results from the lack of quantification of ore hardness as the pit develops, which limits the confidence in achieving the predicted grinding circuit throughput, in particular, in several years time, following the cut-back.
If the planned milling rate is not achieved, the operation’s life will be extended. If the milling rate in the long-term were say 400 tph, the rate achieved towards the end of 2009, the life would be extended by one year. However, AMC does not believe that this would have a significant impact on value.
AMC considers the most significant environmental risk to the operation would be the potential for an incident such as a large cyanide spill.
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3	BONIKRO GOLD MINE (COTE D’IVOIRE)
3.1 Location and Background
Bonikro Gold Mine is located in the Côte d’Ivoire in West Africa. The project is close to the regional centres of Hiré and Oume. It lies 7 km from the sealed road which links the centres of Oume and Divo. This road in turn joins to the major arterial road linking the country’s commercial capital Abidjan with the political capital Yamassoukro. The mine site is approximately 240 km from the port and airport at Abidjan and 70 km from Yamassoukro. (see Figure 3.1). The project comprises an open pit mining operation with a conventional CIL gold recovery plant. Open pit excavation commenced in mid 2008. A feasibility study has recently been completed on the adjacent Hiré deposit.
Figure 3.1 Location Map
There was a state of civil conflict within the Côte d’Ivoire until the signing of an agreement in 2007. This lead to the establishment of a “Zone of Confidence” which was manned by the United Nations and French peace keepers and lay about 90 km to the north of the Bonikro Gold Mine. The tensions between the north and south appear to have eased and the UN is dismantling their observation posts within the Zone of Confidence.
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Bonikro Gold Mine is 100% owned by LGL Mines CISA, which is a Côte d’Ivoire registered company. The project was developed by Equigold NL and was brought into LGL through the merger between LGL and Equigold NL in 2008. LGL currently owns 89.9% of LGL Mines CISA.
3.2 Geology
Regionally, the Bonikro Gold Mine is located within the southern portion of the Oume-Fetekro Greenstone Belt, itself part of the Proterozoic Birimian volcano-sedimentary group (Figure 3.2). The Birimian is host to several substantial regional gold deposits, mostly in neighbouring Ghana.
The Bonikro deposit itself is principally hosted by a granodiorite body which has intruded an extensive sequence of greenschist facies metabasalts and metasediments.
Mineralisation occurs in several styles, notably shear-hosted within both the metavolcanics/sediments and granodiorite, within stockworks confined to the granodiorite, and in the surrounding host rocks as discrete, persistent, planar lodes. Sericitic alteration is evident and gold is observed as both free form or associated with sulphides in quartz veins.
The granodiorite strikes north-north west over a length of 700m, in an orientation consistent with the regional structural fabric, although the bulk of the mineralisation is restricted to the southern 400m. The inclination of the mineralised body is defined by a plunge towards the south and a near-surface dip to the east, which rolls towards the west at depth. Within the southern portion of the deposit, the mineralisation is confined within a well-defined north-trending, east-dipping (30°) shear zone. The highest gold grades tend to occur around the intersection of the shear and the granodiorite.
Weathering has been interpreted as penetrating up to 60m below surface, but more typically extends to 10m and 40m depth. The weathered zone is mostly heavily oxidised, with only a relatively thin (2m to 15m) transition zone.
Figure 3.2 Geology of Côte d’Ivoire, Location of Bonikro Gold Mine and Exploration Tenements
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3.3 Mineral Resources and Ore Reserves
3.3.1 Mineral Resources
The Bonikro Gold Mine resource has been defined by over 300 drillholes on cross sections at notional intervals of 25m, with inclined holes spaced 25m to 30m on section. Shallow drilling into the oxide and upper parts of the primary zones has been completed by RC methods, and the deeper holes have been drilled with RC pre-collars (to around 100m) followed by diamond core tails (102 holes). Figure 3.3 shows an example of a drill section superimposed over the resource model.
For the Bonikro style of mineralisation AMC considers the drill spacing to be sufficient for resource definition purposes.
The moderate east-dipping, planar, shear-hosted mineralised envelope has been interpreted at a nominal 0.3 g/t sample cut-off grade to produce a closely confining set of wireframe solids. The granodiorite stockwork does exhibit some clustering of higher grades. Primarily on the basis of grade control data and structural interpretation, a 0.9 g/t grade domain was interpreted to constrain the potential smearing effect of higher grade mineralisation during grade estimation. The resource remains open at depth and down plunge, although an identified cross structure may limit potential to the south.
Bulk density information is derived from a data set of more than 2,400 measurements, distributed across the deposit and reflecting different lithologies and weathering horizons. Average density values, subset on rock type and weathering zone, have been assigned to the corresponding areas within the resource model.
Figure 3.3 Drill and Model Section 688900N Showing Interim and Final Pits
AMC is of the opinion that appropriate estimation procedures have been applied to the preparation of the Bonikro Gold Mine resource, reflecting due consideration for the style of mineralisation.
The most recent resource estimate reported by LGL, within the context of the JORC Code, is as at 31 March 2010. The resource estimate is presented in Table 3.1 and is inclusive of ore reserves.
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Table 3.1 Mineral Resource Estimate (Bonikro Gold Mine) — March 2010

	Tonnes	Gold Grade	Contained Gold
Classification	(Mt)	(g/t)	(koz)
Measured	—	—	—
Indicated	21.5	1.33	918
Inferred	8.4	1.13	306

Total	29.9	1.27	1,224

A revised geological block model was completed by LGL in December 2009. Geostatistical grade estimation by uniform conditioning was completed by Tenzing Pty Ltd, with the resulting model finalised in February 2010. This resource model forms the basis for the pit optimisation and design work completed in April 2010. Classification categories within the model were determined using a combination of data proximity, and manually-determined limits, which reflect a range of factors influencing confidence in the resource. No Measured Resources are declared in the latest estimate reflecting experience gained since the commencement of mining and processing. AMC considers the tonnes and grade assigned to the Indicated category to be suitable for mine planning and evaluation.
In addition to the resources at Bonikro Gold Mine, LGL has published resources for the Akissi So, Assondji So, Chappelle, Agbale, and Dougbafla East deposits, as shown in Table 3.2.
Table 3.2 Mineral Resource Estimate (Other Deposits) — August 2009

	Tonnes	Gold Grade	Contained Gold
Classification	(kt)	(g/t)	(koz)
Akissi So
Indicated	3,245	3.4	352
Inferred	512	3.1	50
Assondji So
Indicated	797	3.5	90
Inferred	219	3.2	22
Chappelle
Inferred	3,636	2.2	263
Agbale
Inferred	1,324	2.7	115
Dougbafla East
Indicated	5,148	1.3	217
Inferred	407	1.2	15

Total	15,288	2.9	1,124

AMC is of the opinion that the mineral resource estimates prepared for the Bonikro Gold Mine are reasonable and have been reported by LGL in accordance with the requirements of the JORC Code.
3.3.2 Ore Reserves
The Bonikro Gold Mine Ore Reserve estimate has been reported by LGL as at 31 March 2010 and is presented in Table 3.3.
Table 3.3 Ore Reserve Estimate — March 2010

	Tonnes	Gold Grade	Contained Gold
Classification	(Mt)	(g/t)	(koz)
Proved	—	—	—
Probable	16.1	1.41	729

Subtotal	16.1	1.41	729
Stockpile (Proved)	1.1	0.86	31

Total	17.2	1.38	760

The Reserves are based on gold price of US$900/oz, currently used by LGL for long-term planning. The current pit outline is shown in Figure 3.4 along with the pit optimisation shells generated for the various pushbacks. The pushback designs are shown in Figure 3.5.
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Figure 3.4 Pit Optimisation Shells
Figure 3.5 Pushback Designs
The Ore Reserve has been estimated at a cut-off grade of 0.5 g/t Au and has been depleted using a pit survey at the end of March 2010. It is envisaged that the high grade portion will be milled as it is mined and the low grade portion will be stockpiled for treatment after the mining operation has ceased. The pit has a planned strip ratio of 3.5:1 (t:t).
In addition to the mining inventory, which has been derived from Measured and Indicated Resources within the pit, 165 kt of Inferred Resources are also contained within the pit outline, and 280 kt of mineralised waste (0.4 g/t Au to 0.6 g/t Au) has been stockpiled providing some potential upside to the mining inventory.
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3.3.3 Grade Control and Resource Reconciliation
Grade control is conducted within a mining regime of 5m benches and 2.5m lifts. Production material is classified as low grade (0.5 g/t Au to 0.9 g/t Au), for stockpiling or high grade (above 0.9 g/t Au) for ROM. The grade control process has been the subject of several reviews and trials in order to determine the most appropriate method.
In the oxide zone grade control sampling has utilised DitchWitch trenches at 7.5m trench spacing and 1m sample intervals. The trenches penetrate to approximately 0.9m depth, and a polygonal estimation method is used to estimate the mineable blocks.
Angled RC drilling on a 10m by 5m pattern has been employed in fresh rock, with holes alternately penetrating 10m and 20m vertical slices, and sampled on 1m intervals. The raw samples are used to design ore blocks as a basis for dig plans. Since September 2009, RC drilling within parts of the interim pit has been used to construct an ordinary kriging-estimated grade control model.
Trial blast-hole grade control started in September 2009 within areas where RC grade control had been completed, and in January 2010 new grade control procedures were implemented in conjunction with a move towards reduced selectivity of mining.
Currently blast-hole grade control sampling is used exclusively in the primary rock material, during which a single sample is collected over the 5m bench, and grade control model grades are estimated by ordinary kriging. The grade control process has had to contend with a number of issues, including sample recovery in wet areas, QA/QC matters associated with the laboratory, and the allocation of densities to stockpile tonnes.
Reconciliation figures up to September 2009 returned lower tonnages and higher grades of high grade material and increased tonnes and grade for low grade material. Recent monthly reports show reconciliation trends of increased tonnes and reduced grades both from the resource model to grade control and from grade control to production.
AMC is of the opinion that grade control practices are not yet fully mature, and that along with improvements in mining processes, will require further refinement in order to minimise reconciliation discrepancies.
3.4 Mining Operations
3.4.1 Mine Design and Geotechnical Aspects
The pit designs are based on the geotechnical studies carried out by AMC and by in-house expertise, using information from:
•	Orientated diamond drillholes.

•	Rock property testing on samples from the major lithologies.

•	An assessment of rock mass conditions from core photographs and pit mapping.

•	Geological data from the resource model.

•	Modelled weathering surfaces, geological structures, and lithologies.
A slope design report was completed during the later part of 2009 (reported in 20103). Table 3.4 shows the pit slope parameters for slope design at the Bonikro Gold Mine.

[3]	AMC 2010 Bonikro Gold Project Rockmass Characterisation and Slope Parameter Assessment. Unpublished AMC Consultants Ltd report to Lihir Gold Limited, 409015/509105 March.
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Table 3.4 Design Parameters for Detailed Design

		Batter						Geotechnical
		Angle		Batter			IRA	Berm Width
	Depth	(BFA)		Height (H)	Berm (B)[1]	IRA	Height	(Rw)[1]	OSA	Depth
Zone	(mRL)	(º)		m)	(m)	(º)	(m)	(m)	(º)	(m)
1 Weathered	>160 mRL	45		10	6	34.6	40	—	45.9	270
1 Fresh	<160 mRL	75.3	[1]	20	10	55.4	120	25
2 Weathered	>170 mRL	45		10	6	34.6	40	—	44.7	260
2 Fresh	<170 mRL	75.3	[1]	20	12	52.7	120	25
3 Weathered	>170 mRL	45		10	6	34.6	40	—	44.1	260
3 Fresh	<170 mRL	75.3	[1]	20	12	52.7	120	25
4 Weathered	>180 mRL	45		10	6	35.5	30	—	44.2	270
4 Fresh	<180 mRL	75.3	[1]	20	13	51.2	120	25

[1]	Two 10m height flitch at 78º plus 1m berm.
The pit is still relatively shallow and hence there is limited experience relating to the likely long-term stability of the pit walls. There have been some failures of the slope in weathered material, particularly in the south and west. Two types of failure have occurred:
•	Water pressure driven circular (rotational) failures, particularly along the east wall, in completely to moderately weathered material.

•	Structurally controlled failures, particularly on the south and west walls, in moderately weathered and fresh material.
A summary of the main geotechnical and hydrogeological issues affecting the Bonikro Gold Mine was undertaken in September 20094, the final report of which was issued in January 2010.
LGL is continuing to review geotechnical aspects of the Bonikro Gold Mine in the context of increasing mining experience and pit slope exposures. This is also improving the understanding of the structures and hydrogeological regime.
3.4.2 Drill and Blast
To date, the majority of the pit has been excavated as free dig. The need for blasting has been limited to the northern end of the pit where the depth of weathering is significantly shallower. The drill and blast designs are prepared by LGL staff. Supply and charging of explosives is carried out by a contractor. Blast movement is monitored using blast markers. Information gained from monitoring is subsequently used for planning of future blasts.
Drilling is carried out by a mix of contractor and LGL drill rigs. Blasting emulsion is imported from Ghana and stored on site until required by the mining operation.
3.4.3 Load and Haul
Load and haul operations are carried out using mine labour and equipment, with limited support from a small local contractor. The open pit operation commenced with three second hand Caterpillar 777D trucks, loaded by Terex RH70 excavators. The productivity of the RH70 excavators was deemed to be too low, and these were replaced by the larger RH90 model.
The haul fleet was increased by the addition of four new Caterpillar 777F trucks. An additional four Caterpillar 777F trucks were delivered to site early in 2009. The mine has an ancillary fleet that includes a grader and two bulldozers.

[4]	AMC 2010 Geotechnical and Hydrogeological Site Visit Report September 2009, Equigold Mines Côte D’Ivoire SA, Unpublished AMC Consultants Ltd report to Lihir Gold Limited, 409020 January 2010.
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Ore is trucked from the pit to either the ROM pad or to stockpiles. The ROM ore can be directly tipped to the crusher or, more usually, stockpiled on the ROM pad for blending into the crusher with a front end loader.
The mine has experienced very wet conditions, and in the weathered horizons it was necessary to tow trucks through wet material. To provide a trafficable surface, the mine is harvesting laterite from alongside the pit for use as sheeting material. Every attempt is made to recover this laterite for reuse. The pit is now in predominately fresh material, and so trafficability has improved since commencement.
Three dewatering bores have recently been established along the main mineralising shear to draw the water table down ahead of mining. A program of monitoring bores is planned with the holes sited to allow monitoring of the water table in the pit area, as well as targeting structures that may contain or transmit water.
Between the start of mining and 31 December 2008, a total of approximately 10 Mm3 of ore and waste had been removed from the pit. The mining rate is ramping up as more equipment is brought on line and operator training progresses. The total monthly material movement in November and December 2009 was approximately 580,000 cubic metres.
3.4.4 Life of Mine Plan
LGL have a LOM schedule based on Bonikro Gold Mine’s Strategic Business Plan. The schedule assumes that high grade ore (above 0.9 g/t Au) is preferentially treated and the low grade ore (0.5 g/t Au to 0.9 g/t Au) is stockpiled. After the completion of mining in 2020, the stockpiles are treated until late 2021. The milled head grade and ore tonnages are shown in Figure 3.6.
Figure 3.6 Production Schedule
3.5 Metallurgy and Processing Operations
3.5.1 Process Description
Ore from stockpiles is reclaimed using front-end loaders and fed to the processing plant via a primary gyratory crusher. This crusher, a 225 kW Nordberg 42/70, was acquired second-hand by the mine’s previous owners, Equigold NL, from an operation in Western Australia and was considered to be adequate to reduce the ROM feed to approximately 125 mm. Operational experience subsequent to mine commissioning has highlighted that this crusher may be both underpowered and undersized (i.e. incapable of supporting a higher powered motor). This has a bearing on the future productivity of the mine and represents a significant production risk for the next 18 to 24 months.
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Crushed ore is transferred to a 150t bin and returns to a double-deck screen, the bottom aperture of which is set to 40 mm. Material passing this size is fed directly to the single grinding mill; oversize is transferred to a 320 kW Hydrocone crusher for further reduction. The screen and secondary crusher have not yet been commissioned as the softer oxide ore is capable of being bypassed directly to the mill.
Ore at minus 40 mm is stockpiled near to the mill and reclaimed at the rate of 230 tph to 280 tph. The mill is an Outotec 5.5m x 9.0m SAG unit operating at 75% of critical speed and carrying a 20% to 25% steel charge comprising 125 mm diameter balls. The installed power is 4.5 MW with a typical draw range of 4.1 MW to 4.3 MW on ore blends containing up to 80% felsic (hard) rock. The mill is steel-lined and discharges onto a 12 mm screen. The “scats” oversize, comprising rock and steel ball fragments, is delivered to a cone crusher in open circuit with the mill feed conveyor.
The required grind for gold liberation, commensurate with the 94% recovery target, is 80% passing 125 m. Slurry, containing minus 12 mm particles, is pumped from the mill discharge screen underpan to a set of cyclones, from which oversize is returned by gravity to the mill. The cyclone overflow reports to a biased distribution box, from which the coarsest fraction is fed to a Falcon gravity concentrator before returning to the mill. The cyclone overflow proceeds via trash screens to the leach tanks where it is contacted with cyanide and oxygen for gold dissolution and subsequent adsorption onto activated carbon which is present in the slurry. The coarse gold concentrate recovered by the Falcon unit is stored at the gold room for subsequent high-intensity cyanidation in a “Gekko” reactor.
Loaded carbon is screened from the leach slurry and presented for stripping in an elution column. Using the AARL elution process, up to 4t of loaded carbon can be stripped on a daily basis in a cylindrical elution column. Gold is removed from the carbon using a hot solution containing caustic soda and cyanide. This pregnant solution is retained for subsequent gold recovery by electrowinning, whilst the stripped carbon is returned into the leach process.
Electrowinning takes place in the secure gold room where pregnant solution is circulated through two cells comprising steel wool cathodes. Gold is deposited onto these cathodes and at the end of the process, as indicated by a barren pregnant solution containing less than 100 ppm gold, the cathodes are removed and oxidised overnight in a calcine oven.
The cooled calcine, comprising mainly gold and iron oxides, is combined with the required amounts of borax and silica sand and introduced to a small LPG-fired furnace for approximately three hours. Here the contaminating metals enter the slag phase whereas the gold, silver and minor amounts of copper remain in metal phase and sink to the base of the refractory vessel. Upon tilting, the molten mass is poured over a series of cascades where the valuable metals settle and solidify in bar moulds.
Pregnant solution from the “Gekko” reactor is introduced to a separate electrowinning cell from which the gold is recovered in the same way as described above. This is done separately to facilitate metallurgical accounting.
Gold doré bars are cooled, weighed and stamped before being secured in the vault located within the gold room. Product export is achieved by helicopter to an international airport.
3.5.2 Process Operation
The rapid ramp-up achieved since commissioning in mid-2008 has been facilitated by the availability of high grade oxide ores which overlie the dominant felsic (and to some extent, mafic) ore types. This removed the need to commission the secondary crushing and screening circuit until the second half of 2009, and had reduced the demands on the primary crusher. Clearly, as the year progressed and the percentage of harder ore in the ROM feed increased, certain weaknesses inherent within the process design were exposed and plant throughput was reduced, as shown in Figure 3.7.
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Figure 3.7 Budget and Actual Production February 2009 to March 2010
Figure 3.7, shows the actual and budgeted milled tonnages during the period February 2009 to March 2010, using data obtained from the mine’s monthly reports. The trends highlight the sensitivity of milled tonnage to ore blend as demonstrated by the operational difficulties experienced during June-October 2009. The graph also shows the success which plant personnel have achieved with remedial initiatives such as upgrading the mill discharge pumps and adding a graded ball charge to the mill. The consequences of feeding a 100% hard ore to the mill cannot be predicted from this data with a high degree of accuracy, however it has been reported that further initiatives, such as the reduction in mill feed size, are under trial.
Whilst improvements have been made to the performance of the primary crusher by increasing the motor size and feeding at a constant rate from a feeder (as opposed to single 85t discharges from the haul trucks), the crusher still remains an area of concern. It was reported that the crusher power was increased to 300 kW, but despite a decrease in speed to limit torque, operation of the crusher caused the steel structure to become unstable. It was reported that the original 215 kW motor has been put back until the structure is stiffened in key places.
LGL envisage that the crusher should be capable of the required duty once the structure is stiffened and the higher-powered motor is reinstalled. Whilst this option merits investigation, AMC believe that there is a risk that this approach could cause damage to the spider/top shell interface which would necessitate major repairs or even crusher replacement.
Figure 3.8, shows gold recovery values (actual versus budget) for the period February 2009 to March. The budget was predicated on increasing recovery to 93% by April 2009, and then to 95% in January 2010. The initial target was surpassed throughout all of 2009, however a downward trend emerged in mid-2009 which has continued into 2010 (refer dotted trend line). AMC believe that the downward trend in recovery may be related to the gold liberation characteristics of the harder ore now being treated and that the current grind size may not be adequate.
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Figure 3.8 Gold Recovery February 2009 to March 2010
The present elution system appears to be operating well and gold inventories within the leach train are much reduced from 2008 levels. No problems with the electrowinning, calcining and smelting systems have been reported by LGL.
3.6 Waste Dump and Tailings
3.6.1 Waste Rock
Mining operations to date have generated 280,000t of sub-economic mineralised waste which is stored to the south of the pit area. Other waste rock mined during pit establishment has been used in the construction of the tailings dam. Waste generated by further widening of the pit will continue to be utilised in this way.
The main waste dump design was being finalised at the time of the site visit. The intention is to develop a design as part of the closure plan that will not block any water courses.
3.6.2 Tailings Dam
Barren tailings residues from the leach process are pumped a distance of approximately 1.5 km from the plant area at the rate of 250 tph to 300 tph, at a concentration of 40% to 50% solids by mass. Tailings are currently deposited by spigotting from various locations across the wall.
The tailings dam was created by constructing walls across the north and south ends of a valley which lies to the east of the mine site. The village of Bandamakro is situated on the far side of the valley; however as the dam wall is raised to a final height, the agreement with the villagers is to complete a resettlement program by mid-2010.
The dam was designed for an ultimate capacity of 12.25 Mm3 which would cover an area of 100 ha at completion. This was considered adequate for the current LOM, however should the mine life be extended by further reserves, then a second valley exists approximately 500m further east of Bandamakro and could be reached by simply extending the current tailings pipeline and installing booster pumps. A recent study has concluded that the preferred option is to further raise the existing facility and build walls at low valley points. This was selected in preference to utilising the second valley which would have a negative impact on the availability of agricultural land and could necessitate extensive financial compensation.
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The dam starter wall at the north end was originally constructed to a height of 12m and comprises an excavated keyway which has been filed with compacted clay materials. Dam design was conducted by external parties and is inspected annually to ANCOLD requirements.
Owing to the natural impoundment of the tailings by the valley walls, operation of the tailings dam should be relatively simple provided that the recommended freeboard between the rock walls and liquid surface is maintained, seepage is monitored, and the wall structure is free from erosion.
Whilst free-standing tailings dams require the pond area to be carefully controlled, the tailings dam at the Bonikro Gold Mine acts as a convenient water storage facility and is safe in this regard, provided the correct freeboard is maintained. This provides ample opportunity for ultra-fines to settle and ensures that the return water is relatively low in turbidity. A quiescent zone for water return has been created at the south side using waste rock. The suction mouth of the mill return water pump (single stage) is inserted into this zone, which ensures that settled slimes are not returned to the plant.
Rehabilitation of the tailings dam at the end of the operation should comprise drainage followed by a topsoil coverage and subsequent establishment for agricultural or forestry activity. The final design and rehabilitation options will be developed as part of a closure planning review to be carried out by LGL in late 2010.
3.7 Infrastructure and Power
3.7.1 Mine Site
No significant infrastructure existed at the mine site prior to its development by LGL Mines CISA. The process plant is situated some 700m to the north of the open pit on a suitably flat surface which is underlain by competent rock foundations. This proximity to the pit is adequate to minimise haul distances and prevent fly-rock from the blasts reaching the plant structures.
A 2m high perimeter fence surrounds the plant area which also surrounds the general mine buildings, laboratory and workshops. The fence is constructed of steel diamond mesh and has two strands of barbed wire at the highest level. An outer ring of razor wire, laid in a six-coil pyramid, is provided for additional security. Vehicle entrance to the site is via a manned gate, whilst personnel enter through a turnstile. Searches of vehicles and bags are conducted upon exit.
The buildings within the plant area include a sizeable administration unit housing the general manager, his management team and key supervisory and administrative staff. The building is air-conditioned and is equipped with communications and fire systems.
The laboratory building covers an area of approximately 350 m2 and house the sample preparation, digestion/leaching and lunch room facilities. As with the administration building, construction is of breezeblock with timber trusses and a steel roof.
The main motor control centre building is located behind the laboratory and occupies a floor space of approximately 200 m2. The construction is similar to the others, and has a timber board ceiling which has been fire retardant-treated. Smoke detectors and alarms are also installed.
The plant workshop is constructed from steel members and steel sheeting.
Plant personnel offices are located at the south end of the plant area. These comprise open plan offices and a small kitchen/tearoom area.
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3.7.2 Water Supply
The total annual volume of water required by the mine is in the region of 4.6 Mm3. Hydrogeological work conducted at the feasibility stage identified a suite of water supply alternatives. Three areas of potential supply were identified as follows:
•	Catchment of rainfall within the tailings storage facility, with the option to dam a second valley further east. The mine site lies to the north of a significant catchment area, which is reported to receive an average of 1200 mm precipitation per annum.

•	Use of groundwater accessed via boreholes in the vicinity of the pit and mine site access road.

•	A pipeline from the Bandama River whose nearest bank is 16 km from the mine site.
Prior to mine start-up it was believed that the initially high water requirements could be satisfied by the combination of rainfall catchment in the tailings dam, process water return, and mine area boreholes. Water returned to the mill as a percentage of that which is returned with tailings was expected to be 50%. AMC confirms that this value is being met. The current usage by the operation is approximately 2.1 kL/tonne milled. This is higher than the world average of 1.15 kL/tonne5 and it is therefore expected that there is scope for the specific water consumption to reduce over time.
Given that the findings of the early work appear to be confirmed in practice and that a viable alternative supply (Bandama River) is within a reasonable distance, the supply of water does not appear to pose any undue risk to the operation at current production levels.
3.7.3 Power
Electrical power is drawn from the country’s national grid system which is supplied from hydro-electric and gas sources operated by Compagnie Ivoirienne d’Electricite (CIE). This company is a privately-owned subsidiary of France’s Bouygues Group and has been contracted by the Ivorian Government to operate the country’s supply network.
Demand for electrical power in Côte d’Ivoire is reported to be growing at the rate of 6% to 7% per annum6 and CIE is managing several projects in order to meet these needs and maintain the export of power to surrounding countries like Burkino Faso and Mali.
The mine is supplied at 33 kV via a 15 km connection, which runs from a new substation located near the town of Hiré on the 90 kV Taabo to Divo powerline. This new connection required a small sending-end, sub-station complete with 13 MVA, 33 kV transformer and circuit breakers. The 33 kV supply is metered at the plant sub-station which is regarded as the point of supply for the operation. A 6.6 kV line has been extended from this sub-station to the new Bonikro village, however no other regional electrification can take place for the first five years without the mine’s permission. After this time, ownership of the connection reverts to the State. A concession was made to the relocated Bandamakro village in 2010 to connect each new home with electric lighting and one 220 V power socket.
The sub-station was visited and found to be in good order. The incoming supply frequency appeared to be steady at 50 Hz and the power factor was very good (0.99) due to the correction equipment, which is installed locally on the mill motor, the crushers and the wet circuits. There are occasional power outages, however these are usually of a short duration and do not materially affect production.
Two 0.8 MW, second-hand Cummins generators are in situ adjacent to the switch room to provide a back-up supply to critical equipment in the event of a prolonged power outage. These have been test-run but are not yet synchronised.

[5]	GM Mudd “Resource Consumption Intensity and the Sustainability of Gold Mining”, Second. Int. Conf. on Sustainability Eng. & Science, February 2007.

[6]	CIE website.
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The power draw at present levels of production is approximately 6 MW and it appears that the current electrical infrastructure (13 MVA) is capable of supplying the mine in an expanded/upgraded situation, should this be feasible.
3.8 Labour
There is a very limited mining inventory in Côte d’Ivoire. As a result, the operation has a significant training component commensurate to the need to develop the required skills in a workforce new to mining.
Labour is recruited from the local community wherever possible. Aptitude testing is carried out to identify suitable candidates. There is intent to train local people for technical and managerial roles. In the interim there is a need for expatriates to fill these roles and to train Ivoirians. There are a number of technical and managerial vacancies at the moment. The need to recruit and retain suitable expatriates is seen by LGL as a priority for the Bonikro Gold Mine.
LGL are in discussions with the Caterpillar supplier regarding a contract for the supply of maintenance systems and training for the LGL staff. This arrangement would relieve some of the recruitment pressure in the area of maintenance planning and the maintenance of the mobile fleet.
LGL have established a good health and safety culture in the operations and this is borne out by the falling lost time injury rate since the commencement of operations.
3.9 Environmental and Community Issues
3.9.1 Regulatory Background
An Environmental Impact Assessment (EIA) was initiated in mid 2004 and submitted to the National Environmental Protection Agency the following year. The work was conducted primarily by SGS Environment (a division of SGS Laboratory Services Ghana) whose team was augmented by local consultants and experts as required. A comprehensive baseline study was conducted to assess both the environmental and socio-economic characteristics of the area surrounding the proposed operation. The environment baseline study included all relevant aspects e.g. atmospheric, aquatic, biological and land usage.
Following the review process, which included public hearings, the permit was provisionally granted in late 2005 and finalised in mid 2006. This permit is valid for the LOM described in the application (8 years). A summary was included in the feasibility study, issued May 2006, which described the main environmental issues, their likely impacts and the mitigation measures which were to be taken during execution of the EMMP. In addition to the environmental mitigation measures required by the EIA, the legislative framework also requires a detailed, budgeted environmental management programme and a rehabilitation plan for mine closure.
3.9.2 Impact Assessment
The principal environmental impacts identified by the study and their proposed methods for mitigation are summarised below:
Dust emissions — dust will be generated from drilling/blasting/loading operations within the open pit, from vehicle activity and from rock crushing within the plant. Whilst the nearest sensitive receptors were considered too far away for there to be a significant impact, the EIA recommended precautions including the use of low-blast explosives, in-plant dust extraction, speed limitations on roads and road watering. No dust emission standards have yet been introduced into Côte d’Ivoire legislation, therefore LGL has adopted World Bank and World Health Organisation standards where appropriate. This also applies to water quality standards.
Gaseous emissions — other than vehicle exhaust and the carbon regeneration kiln, no significant gaseous emissions emanate from the operation. No mitigation measures were required.
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Noise and vibration — noise levels at the sensitive receptors were anticipated to be low with the exception of the mine blasts which are infrequent and of short duration. These were considered more likely to cause surprise/fright which could be mitigated through regular scheduling of blasting operations and education and reassurance to the host communities.
Surface water — contamination of surface water is probably the biggest risk to a gold mining operation using cyanide and other hazardous chemicals. The EIA concluded that the likelihood of water contamination was low because of (i) the low incidence of sulphides in the ore, hence a minimal chance of acid drainage and (ii) the recycling of water recovered from the tailings dam to the mill.
In addition to the monitoring of discharges from the operation and the construction of civil works to intercept any spillages or run-off, it was recommended that new boreholes and hand-pumps be provided to each of the surrounding host communities to obviate any dependence on surface water resources.
Ground water — as hydrogeological work had indicated that surface run-off and tailings dam return water would be sufficient to supply the process plant, the dependence on ground water resources was regarded as low. Notwithstanding this, several bores were drilled and equipped as a stand-by water source. It was anticipated that pit dewatering would draw down the water table in the region of the mine site, however owing to its fractured nature it was predicted that these effects would remain only local. It was further recommended that observation boreholes with piezometers be installed downstream of the tailings dam walls.
Ecology — the area occupied by the mine site was considered to be characteristic of the general region and, as such, no particularly sensitive vegetation or unique habitats were identified. Measures such as topsoil conservation and the prohibition of hunting in the mine site were proposed.
Soil erosion — civil engineering measures to control rainfall run-off in the mine site area were proposed.
Loss of smallholding — it was proposed that a survey of agricultural holdings in the mine site area be conducted and financial compensation given to farmers in accordance with national guidelines. This is equivalent to approximately 10 years’ crop yield plus the nominal land value.
3.9.3 Compliance
The EMMP has been completed and sets out the monitoring programme for each of the environmental aspects identified by the impact assessment. This initiative was led by a senior company representative based in Abidjan who had also been responsible for coordinating the EIA, having been recruited from SGS (Ghana) by LGL Mines CISA during the past two years.
LGL has a Group-wide programme to monitor the impacts of the mine on terrestrial and marine (where appropriate) environments and publishes a report on an annual basis. LGL has developed four catagories of Environmental incident and requires that each operation reports against these on a monthly basis. These categories are defined as follows:
Category I: Procedural non-compliance with no environmental impact; technical divergence from strict operating conditions; e.g. contained spill, late submission of report.
Category II: Incidents with low potential for impact on the environment e.g. multiple Category I incidents, minor hydrocarbon or chemical spill.
Category III: Incidents with the potential for moderate environmental impact e.g. multiple Category II incidents, a large hydrocarbon spill that cannot be immediately recovered.
Category IV: Incidents that have, or potentially have, high environmental impact e.g. multiple Category III incidents, an uncontrolled spill from the mine or process plant that has, or potentially could destroy flora and/or fauna.
AMC has studied the mine’s monthly reports for the period January 2009 to March 2010 and note that incidents are being reported each month in accordance with the above categorisation.
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During 2009, there were 16 Category I incidents and six Category II incidents. The majority of these incidents were caused by minor water, tailings and hydrocarbon spillages. Mitigation measures to prevent a recurrence of these incidents were discussed within the monthly reports.
By the end of March 2010, there were 10 Category I incidents and one Category II incident reported for the year. As with 2009, these were related to minor spillages of oil and water.
No incidents were reported in the more serious Categories III and IV.
Whilst internal auditing and reporting of environmental incidents appears to be in place and functioning well, no formal external audits of the mine site’s compliance with the terms of the environmental permit have yet been conducted. In AMCs opinion an external audit of the mine’s social impact would be appropriate.
3.9.4 Social Responsibility
The feasibility study conducted for the Bonikro Gold Mine correctly anticipated the key areas where the local host communities would be affected, both positively and negatively, by the proposed mining operation. The stated intention of LGL was to ensure that the positive impacts greatly outweighed the negative ones. The principal positive impacts identified by the study, and in discussion with local stakeholders, were as follows:
Governmental benefits — the Government is entitled to a free carry stake in the Company as well as the collection of taxes on profit (after five years), withholding taxes, income taxes and import duties.
Employment — it was originally estimated that approximately 100 jobs would be created in the local area with the likelihood of as many as 300 to 600 indirect beneficiaries in the surrounding villages supplying support services such as transport, food, informal retailing etc. Skills acquisition would be a factor with both direct and indirect training taking place in the workplace and through proposed apprenticeship schemes. LGL has been careful to ensure that the selection of workers from the host communities has not been skewed towards any particular village, but has tried to spread this amongst the five principal villages.
Infrastructure — positive benefits will be gained through the establishment of a local electrical supply and its eventual connection to the local villages. The relocation of Bonikro village, which was planned and conducted in collaboration with the residents, appears to have been a complete success. The village infrastructure has benefited by the supply of electrical power, running water, a school, sports field, place of worship and community centre. A development fund has been established for ad hoc community support projects.
The potential negative impacts on the host communities were identified as follows:
Access — during development of the operation, certain areas would have to be fenced off and access controlled e.g. mine, plant, tailings dam. These may impact on the routes of traditional paths and tracks and would have to be replaced and rerouted in collaboration with the stakeholders.
Relocation of villages and graves — Bonikro village was earmarked for relocation at the time of mine construction. The Bandamakro village situated to the east of the tailings dam was to be relocated during 2009/2010. Although this was originally cited as a negative impact, the success of Bonikro’s relocation spread to the general area and had a favourable impact on negotiations for the Bandamakro village move. LGL recognised that certain rituals have to be conducted by the host communities during the relocation of graves and supports them materially where possible.
Nuisance value — noise, fugitive dust and light pollution are minimised through adherence to the EMMP and the location of the villages at least some 1 km from the mine site.
Loss of agricultural land — compensation for agricultural lands and crops lost during mine development is conducted in keeping with national guidelines and in collaboration with the stakeholders.
LGL is well aware of the importance of good community relations and strives to maintain this through close dialogue with the stakeholders and the generation of a “community development master plan”. LGL favours a participatory approach and has correctly recognised that the community must also play a role in generating ideas and implementing solutions.
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Typically, the greatest expectation in a rural area is one of employment. This generally takes precedence over the other areas of social development, which include capacity building, training, infrastructure development, and cultural/sports activities. As many as 354 Ivorian jobs have been created in an area containing approximately 3,000 inhabitants, and many more inhabitants benefit indirectly through the provision of support services. LGL has recognised this as an area where further development can take place and is considering what type of wealth-creation projects are achievable. Although there are numerous non-government organisations available with whom a project partnership can be forged, it is advised that a separate, not-for-profit Bonikro Development Association be formed whose board members will include both LGL and community representatives. This will be more attractive than a non-government organisation.
Senior members of mine management regularly visit the local communities and have dialogue with the village elders. Clearly this often leads to a list of wishes and needs, however, LGL has correctly recognised the importance of not over-promising, but at the same time, delivering on the promises which are made.
Local community issues are reported on a monthly basis in a similar manner to the reporting of environmental incidents. AMC has reviewed these reports and notes that there is a significant dialogue with the local community on a wide range of issues. Matters regarding dust, water run-off and the establishment of haul roads and fence placements appear to be the most common causes for complaint. These are generally followed-up and rectified within 24h to 48h of occurrence.
Perhaps of greater concern are the reports of barricading roads, thefts and acts of sabotage by local youths during a period of unrest in March/April 2009. It was subsequently reported that the mine invited a group of 50 youths to the operation during May 2009, during which time the various grievances were resolved. It is expected that as the mine consolidates its presence in the area and job-creation initiatives come to fruition, the likelihood of unrest incidents will diminish.
A brief demonstration took place in November 2009 as the Bandamakro residents demanded electrification of their new, relocated village. This was subsequently conceded by mine management, however, house owners are to be responsible for their usage bills. The village will be completed and handed over on 20 June 2010.
It was also reported that a livelihood study was being conducted in the Hiré and Oume towns by sociologists. It is good practice to establish a livelihood baseline for later reference. As with the environmental compliance issue, an external audit of the mine’s social impact would be useful.
Provided that mine management continue to follow their stated policies towards community relations, no undue risk should arise from this area.
3.10 Hiré Feasibility Study
LGL is evaluating the option of developing, by open pit, various satellite deposits within reasonable distances to the existing Bonikro Gold Mine recovery plant (<15 km). LGL has embarked on a feasibility study of the Hiré deposits, for which an interim report was completed in December 2009.
The project is located adjacent to Hiré township (population ~36,000), and some of the ore bodies strike from outside the residential area on the western side, into and under the town. Consequently resource exploitation will require mitigation procedures to minimise social and environmental impacts. Potential impacts include direct encroachment of the operations into residential and horticultural areas, blasting and flyrock risks, noise, vibration and dust effects, and severing of community roads and pathways.
All mineralisation comprising the currently defined resources is controlled by a number of northeast-trending, steeply-dipping shear zones containing siliceous lodes or quartz veining, within a relatively undeformed granodiorite. The bodies have variable true thicknesses, ranging from less than 1m to more than 15m.
A resource drilling programme has identified a suite of Inferred and Indicated Resources, from which a mining inventory for the four most significant deposits, shown in Table 3.5, have been derived.
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Table 3.5 Hiré Feasibility Study Mining Inventory

	Mining Inventory	Waste	Gold Grade	Contained Gold
Deposit	(Mt)	(Mbcm)	(g/t)	(koz)
Akissi So	2.99	22.5	3.51	338
Chappelle	1.61	14.89	3.15	163
Assondji So	0.81	7.11	3.35	88
Agbalé	0.32	3.17	2.91	30

Total	5.74	47.71	3.35	619

The mining inventory was determined through pit optimisation applied to both Indicated and Inferred mineralisation. The optimisation accounted for mining losses, dilution, pit slope angles, revenue, and cost parameters, followed by pit design evaluation.
Metallurgical testwork has been conducted, using drill core, for analysis and generation of comminution options. The results were generally very similar to those for the Bonikro Gold Mine. No results from the leaching, gravity recoverable gold or rheological analyses were available at the time of AMC’s review.
Amalgamation of the Hiré mining inventory with the current Bonikro Gold Mine mining inventory formed the basis for scenario building within the Hiré feasibility study. The production scenarios for the Bonikro and Hiré mines are shown in Table 3.6.
Table 3.6 Hiré Feasibility Study Production Scenarios

	Mining Inventory	Waste	Gold Grade	Contained Gold
Production Scenario	(Mt)	(Mbcm)	(g/t)	(koz)
Bonikro 1 and 2	10.02	10.51	1.87	603
Bonikro 1, 2 and Deeps	15.42	31.05	1.92	951
Bonikro 1, 2 and Hiré	15.77	58.22	2.41	1,222
Bonikro 1, 2, Deeps and Hiré	21.17	78.76	2.31	1,570
Two milling rate options, 2.0 Mtpa and 3.5 Mtpa, were evaluated for each of the four scenarios (excluding the 3.5 Mtpa option for the first scenario). The resulting seven cases were modelled to determine an incremental NPV. The two cases which yielded the highest incremental NPV’s were based on the last scenario (Bonikro 1, 2, Deeps and Hiré).
LGL subsequently concluded that expansion of the Bonikro Gold Mine plant to 3.5 Mtpa is justified, and commissioned development of a flowsheet and capital estimate for the expanded plant. The capital estimate includes provision for a new primary crusher.
Infrastructure considerations highlight the following issues:
•	The haul road to the Bonikro Gold Mine, which will have to cross a national road.

•	The current power supply, which is likely to be sufficient for the expansion.

•	The water supply, which is considered to be adequate, although the impact of dewatering on Hiré township supply has yet to be established.
3.11 AMC Modelling Scenarios
AMC has developed two production scenarios for the Bonikro Gold Mine, AMC Case 1 and AMC Case 2. The cases are summarised in Table 3.7 to 3.8.
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3.11.1 AMC Case l
AMC Case 1 has been based on a Target case prepared by LGL. It consumes the current Bonikro Gold Mine Ore Reserve and includes the following additions to the mining inventory:

•	Bonikro Deeps	6.0 Mt grading 1.6 g/t Au containing 318 koz gold.

•	Akissi So	3.0 Mt grading 3.51 g/t Au containing 338 koz gold.

•	Asondji So	0.8 Mt grading 3.35 g/t Au containing 88 koz gold.

•	Agbalé	0.3 Mt grading 2.91 g/t Au containing 30 koz gold.

•	Chappelle	1.6 Mt grading 3.15 g/t Au containing 163 koz gold.
A summary of AMC Case 1 is shown in Table 3.7.
Table 3.7 AMC Case 1 — Production and Cost Estimates

	Ore Processed		Gold	Operating		Closure and
	Tonnes	Gold Grade	Produced	Cost	Capital Cost	Rehabilitation
Year	(kt)	(g/t)	(koz)	(US$M)	(US$M)	(US$M)
2010	2,018	2.19	134	64.3	20.0	—
2011	2,163	2.15	140	61.8	15.8	—
2012	2,163	2.14	140	56.8	10.0	—
2013	2,163	1.00	66	54.8	5.2	—
2014	2,211	1.80	120	54.7	1.5	—
2015	2,250	1.75	119	55.1	1.5	—
2016	2,300	1.90	132	51.2	1.0	—
2017	2,300	1.96	138	75.3	1.0	—
2018	2,400	1.98	147	90.8	1.0	—
2019	2,400	2.00	148	50.4	0.5	—
2020	2,400	2.00	148	32.6	0.1	—
2021	2,400	2.00	148	35.3	—	10.0

Total	27,167	1.91	1,580	683.1	57.6	10.0

3.11.2 AMC Case 2
AMC Case 2 is based on the same assumptions as AMC Case 1 with the additions of:
•	Milling capacity has been expanded to 3.5 Mtpa in line with the Hiré feasibility study.

•	Additional mining inventory of 3.7 Mt, grading 1.44 g/t Au (173 koz contained gold) has been assumed from the Dougbafla East deposit. This deposit currently has a stated resource, which includes an Indicated Resource of 5.1 Mt, grading 1.3 g/t Au (213 koz contained gold).

•	Additional mining inventory of 4.2 Mt, grading 2.3 g/t Au (303 koz contained gold) from exploration targets in the Bonikro Deeps, Hiré, Dougbafla and Ditula areas.
A summary of AMC Case 2 is shown in Table 3.8.
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Table 3.8 AMC Case 2 — Production and Cost Estimates

	Ore Processed		Gold	Operating		Closure and
	Tonnes	Gold Grade	Produced	Cost	Capital Cost	Rehabilitation
Year	(kt)	(g/t)	(koz)	(US$M)	(US$M)	(US$M)
2010	2,018	1.58	96	64.3	25.0	—
2011	2,496	1.20	91	69.5	45.0	—
2012	2,591	2.12	170	81.8	57.8	—
2013	3,329	2.52	259	89.3	17.1	—
2014	3,493	1.83	195	86.0	5.8	—
2015	3,480	2.00	213	87.9	7.0	—
2016	3,564	2.10	229	83.4	5.5	—
2017	3,588	1.86	206	83.3	4.3	—
2018	3,515	1.98	215	76.8	0.1	—
2019	3,502	1.75	189	72.8	0.1	—
2020	3,502	1.70	184	39.6	—	10.0
2021	—	—	—	1.0	—	10.0

Total	35,078	1.90	2,046	835.6	167.7	20.0

3.12 Risks and Opportunities
The resources modelled at Bonikro and Hiré gold mines are limited by the extent of drilling and have significant potential for expansion, adding additional resources amenable to open pit extraction.
LGL has established a risk management process with four risk rating categories that have been derived according to company-wide definitions of likelihood and consequence. Risks are rated as Category I, II, III or IV with Category I being the highest rating and IV the lowest. LGL’s has identified three Category I risk areas at the Bonikro Gold Mine.
The three risks are:
•	Complex National and Local Issues, which present opportunities and threats to the operations.

•	Handling an evacuation in a country wide emergency event.

•	Change in government policies affecting operations and future investment.
The program has identified 17 risk areas rated as Category II risks. Such risks include potential shortages of critical supplies, limited local mining competency, ore body delineation, HIV, management information, risk to staff in transit, fire, civil unrest, incident response, cyanide management, site access, development of the Hiré deposits, and water supply.
A range of controls have been established by LGL in response to the key risk areas.
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4 VALUATION OF LGL’S EXPLORATION PROJECTS
4.1 Introduction
AMC has been requested to value LGL’s regional exploration projects. AMC is of the opinion that in the case of the value of the exploration projects associated with Lihir Island and Mt Rawdon mines will be adequately accounted for by valuations prepared by Grant Samuel based on AMC’s modelling scenarios, which take account of reasonable levels of exploration success in the vicinity of the existing resources and reserves.
In the case of exploration projects in Côte d’Ivoire, AMC has assumed production from the Hiré published resources (Akissi So, Asonji So, Agbale, and Chappelle), and Dougbafla East deposits in its modelling scenario. AMC has valued the remaining exploration projects in Côte d’Ivoire.
4.2 Exploration Valuation Methods
AMC uses a range of industry valuation methods to value exploration assets. Where possible, AMC applies more than one method to each asset and generates ranges of values. Values are rounded and outliers sometimes excluded before selecting a most likely value range and a preferred value for the asset. The valuation methods used are described as follows:
a)	The Past Expenditure method: A Prospectivity Enhancement Multiplier (PEM), generally between 0.5 and 3.0, is applied to past direct expenditure, which AMC judges to be effective in regard to future prospectivity. Planned future expenditure, whether or not committed, is not included in the base expenditure to which a PEM is applied, but may be taken into consideration in the assessment of prospectivity through the PEM range selected.

b)	The Yardstick Value method: A value per unit of product, or yardstick value, is assigned to an actual resource or to AMC’s estimate of a resource reasonably likely to be delineated by further work. The yardstick values used are based on AMC’s assessment of transactions in recent years, the likely complexity of mining and processing and AMC’s assessment of the relative quality of the deposit.

c)	Actual or Comparable Transaction method: A value is determined by reference to either actual transactions for the property in question or, more commonly, to recent transactions in the same general geological environment for properties deemed to be at a similar level of exploration and prospectivity. As many such transactions are of a farm-in nature AMC assesses a “cash equivalent” value for them by assessing from the terms the “deemed expenditure” on the property at the time of the deal, discounted by a time and probability factor for the likelihood that the farm-in will be completed. The resulting value is then adjusted for any other terms of the joint venture and/or for the results of work carried out since the commencement of the farm-in.

A derivation of this method assigns values per unit area of tenement derived from comparable transactions. Values per unit area usually decrease with increase in the size of the tenement package.

d)	Expected Value method: Expected values are estimated where it is reasonable to target the range of economic parameters of a project, which may result from ongoing exploration. The parameters are used to generate a range of Net Present Values (NPVs) which are adjusted, usually with allowance for the costs of that ongoing exploration, and with a probability/risk factor for the chances of that exploration being successful. The factor also takes account of the risks associated with project development, and generally range from 0.1 to 0.5 but sometimes higher.
4.2.1 Côte d’Ivoire Regional Exploration Valuation
In Côte d’Ivoire, further afield from the Bonikro local area, LGL has around 10,700 km2 of exploration licences approved and a further 7,200 km2 of exploration licences in application. Exploration has been conducted on a suite of tenements, some of which are clustered close to the Bonikro Gold Mine (Hiré and Oume Projects), with the remainder distributed along the strike of Birimian stratigraphic units, as far as both the southern and northern boundaries of Côte d’Ivoire. Active, tenements granted to LGL Mines CISA are grouped into the ten projects as shown in Table 4.1. The Table also shows LGL’s interest in the tenements and the exploration expenditure on each tenement up to March 2009.
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Table 4.1 LGL Mines CISA Exploration Projects — Tenement Details

					Expenditure to
		Tenement	Area	LGL Interest	March 2009
Project	Prospects	Title	(km2)	(%)	(A$000)
Bassawa		EL	306	100	2,713
Bouafle		EL	988	100
Bouake		EL	642	100
Didievi		EL	245	100	1,559
Guitry-Fresco		EL	411	100	868
Guitry-Tiassale		EL	436	100	724

Hiré	Agbale	EL	395	94	4,147
	Assonji So
	Central
	Chappelle
	Doudouza
	Gui
	Ditula
	HSA001
	HSA002

Oumé	Boniko West	EL/ML	264	84	10,877
	Bandama
	Dougbafla
	(E,N,C,S,W)

Sassandra		EL	951	100	21
Tehini		EL	976	100	0
Tehini West		EL	998	100	0
Timbe		EL	528	100	1,529
The status of exploration ranges from prospects with untested geochemical soil anomalies, through those with anomalous drill intersections requiring follow up, to five projects with declared resources. Table 4.2 summarises work completed to date on the various tenements. All the projects are scheduled for exploration work during calendar 2010.
Table 4.2 LGL Exploration Projects — Exploration Activities

		Geochemical	Geophysical	RAB/
Project	Prospects	Surveys	Surveys	ACORE[2]	RC/DD2	Resource
Bassawa		Completed	Completed	4,457	6,133
Bouafle		Completed
Bouake		Completed
Didievi		Completed	Completed	4,040	1,142
Guitry-Fresco		Completed	Completed	121
Guitry-Tiassale		Completed	Completed	110

Hiré	Agbale	Completed	Completed	10	129/1	Yes
	Akissi So	Completed	Completed	147/3	243/49	Yes
	Assonji So	Completed	Completed	63	93/8	Yes
	Central	Completed	Completed	16	6
	Chappelle	Completed	Completed	245	108	Yes
	Doudouza	Completed	Completed		2
	Gui[1]
	Ditula[1]
	HSA001[1]
	HSA002[1]

Oumé	Boniko West	Completed	Completed		15
	Bandama	Completed	Completed	48	4
	Dougbafla E	Completed	Completed	142/179	230/2	Yes
	Dougbafla N	Completed	Completed	136	32
	Dougbafla C	Completed	Completed	135/86	8
	Dougbafla S	Completed	Completed	0/153
	Dougbafla W	Completed	Completed	0/90

Sassandra		Completed		6,550
Tehini		Completed
Tehini West		Completed
Timbe		Completed		23,792	7,699

[1]	Exploration information not available.

[2]	RAB (Rotary airblast drilling), ACORE (Air core drilling), RC (Reverse circulation drilling) DD (Diamond drilling).
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The exploration strategy employed by LGL has identified anomalous gold occurrences over a considerable extent of tenement holdings. Follow-up drilling has successfully delineated a number of targets of interest, some of which have sufficient definition to have allowed resources to be estimated, namely Akissi So, Asondji So, Agbale, Chappelle and Doublafla East. Of particular significance is the proximity (<15 km) of those prospects with defined resources to the Bonikro Gold Mine.
AMC has adopted a several approaches to valuing LGL’s Côte d’Ivoire exploration properties. For those prospects with resource estimates, the Expected Value method has been used. This has been achieved by incorporating the Akissi So, Asondji So, Agbale, Chappelle and Doublafla East resources within AMCs production modelling.
For the remaining prospects, AMC considered two valuation methods, namely the Past Expenditure (PE) and the Comparable Transaction (CT).
LGL has provided project summary information on the nature of exploration carried out to date, information on past expenditure, and the 2010 exploration budget for each tenement area. In the case of past expenditure, the information is current to March 2009, as no more recent information has been received. AMC has given consideration to the specific circumstances under which the exploration to date has been conducted and consequently whether, under these conditions, PE represents a suitable means of valuing the prospectivity of tenements. AMC has concluded that PE would likely significantly undervalue the properties.
With respect to the CT option, significant recent exploration and mining activity in Côte d’Ivoire has been limited to a few large mining companies, and consequently the availability of information on comparable property transactions is limited. However, the Birimian stratigraphy, a primary target for LGL’s exploration activities, persists into neighbouring countries (Ghana, Burkina Faso) where it is host to a large number of operating gold mines and the focus of considerable exploration activity. AMC has identified six transactions in Ghana and one in Burkina Faso, within the last five years, with attributes that make them suitable for comparison with the LGL tenements.
In deriving a present value per km2 of tenement holding from these transactions, AMC has taken account of the following:
•	Exploration expenditure multiplied by a time discount.

•	Cash payments multiplied by a time discount and a probability discount/interest earned.

•	Share values multiplied by a time discount and probability discount/interest earned.

•	Value of royalty.
The present value estimates for the identified property transactions are summarised in Table 4.3.
Table 4.3 LGL Exploration Projects — Value per Unit Area Summary

		Total PV		Value per km2
	Area	(US$M)		(US$)
Transaction	(km2)	Low	High	Low	High
Anwia South, January 2006 [1]	80	2.27	2.27	28,400	28,400
Phoenix Resources, June 2006 [2]	680	0.03	0.03	40	40
Dadwen, January 2005[3]	N/A	0.62	0.70	—	—
Japa, February 2005	30	0.06	0.06	1,880	1,880
Edum Banso, Hotopo, August 2008	162	0.06	0.08	360	470
Nyinahin, November 2008	150	0.91	1.02	6,070	6,800
Julie, Collette, Josephine, February 2009	300	1.34	1.57	4,450	5,250
Banfora, August 2005	1,150	0.97	1.11	840	970

[1]	Excluded — anomalously high valuation.

[2]	Excluded — anomalously low valuation.

[3]	Not considered due to no tenement area provided.
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The present values per unit area for the suite of transactions are distributed across a wide range, five of which are relatively clustered, while one value is substantially lower and another substantially higher. AMC has excluded the extreme high and low values from its analysis and has selected a representative range of values for the transactions, being from US$2,000 to US$4,000 per km2. These values have been assigned to the LGL tenements, weighted according to LGL’s interest and, in the case of Hiré and Oume, with portions of tenement areas with declared resources excluded. On this basis AMC has obtained a value range for the LGL tenements of US$13M to US$27M, with a preferred value of US$20M.
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5 QUALIFICATIONS
AMC is a firm of mineral industry consultants whose activities include the preparation of due diligence reports and reviews on mining and exploration projects for equity and debt funding and for public reports.
AMC has completed assignments of a similar nature for Grant Samuel. AMC and its subconsultants have also carried out technical consulting assignments for LGL and for many of its operations and projects. In all the assignments referred to above, AMC and its subconsultants have acted as independent parties.
Neither AMC nor its subconsultants have any business relationship with either Grant Samuel or LGL other than the carrying out of individual consulting assignments as engaged.
While some employees of AMC and its subconsultants may have small direct or beneficial shareholdings in LGL, neither AMC nor the contributors to this report, nor members of their immediate families have any interests in LGL that could be reasonably construed to affect their independence. AMC has no pecuniary interest, association or employment relationship with Grant Samuel or LGL.
AMC is being paid a fee according to its normal per diem rates and out-of-pocket expenses in the preparation of this report. AMC’s fee is not contingent upon the outcome of the transaction subject to this report.
In letters relating to our engagement, LGL agreed to comply with those obligations of the commissioning entity under the VALMIN Code including that to the best of their knowledge and understanding, complete, accurate and true disclosure of all relevant material information has been made.
In preparing this report, AMC has relied on information provided by LGL and AMC has no reason to believe that information is materially misleading or incomplete or contains any material errors. LGL has been provided with drafts of those sections of our report relating to its operations to enable correction of any factual errors and notation of any material omissions. The views, statements, opinions and conclusions expressed by AMC are based on the assumption that all data provided to it by LGL are complete, factual and correct to the best of LGL’s knowledge.
LGL has separately represented in writing that to the best of its knowledge, it has provided AMC with all material information relevant to the operations and projects described in this report.
This report and the conclusions in it are effective at May 2010. Those conclusions may change in the future with changes in relevant metal prices, exploration and other technical developments in regard to the projects and the market for mineral properties.
LGL has provided AMC with indemnities in regard to damages, losses and liabilities related to or arising out of our engagement other than those arising from illegal acts, bad faith or negligence on our part or our reliance on unauthorised statements from third parties.
This report has been provided to Grant Samuel for the purposes of forming its opinion as to the value of LGL’s mineral assets. AMC has given its consent for its report to be appended to Grant Samuel’s report and for it to be provided to shareholders and has not withdrawn that consent before their lodgement with the Australian Securities & Investments Commission. Neither this report nor any part of it may be used for any other purpose without written consent.
The signatories to this report are corporate members of the AusIMM and bound by its Code of Ethics.

A M Chuk	L J Gillett
M AusIMM	M AusIMM (CP)
Principal Consultant	Director
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APPENDIX A — ABBREVIATIONS

GENERAL
A$	Australian dollar
US$	United States dollar
%	percent
AARL	Anglo American Research Laboratories
AMC	AMC Consultants Pty Ltd
CCD	Counter-current-decantation
CER	Certified Emission Reductions
CIE	Compagnie Ivoirienne d’Electricite
CIL	Carbon-in-leach
CO2	Carbon Dioxide
CT	Comparable Transaction
DEC	Department of Environment and Conservation
EA	Environmental Authority
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMMP	Environmental Management and Monitoring Program
EPA	Environmental Protection Authority
FGO	Lower Grade Material
Grant Samuel	Grant Samuel & Associates Pty Ltd
G&A	General and Administration
HGO	High Grade Material
HFO	Heavy Fuel Oil
IBP	Integrated Benefits Package Agreement
K	Papua New Guinea Kina
LGL	Lihir Gold Limited
LOM	Life of Mine
LOMP	Life of Mine Plan
LPG	Liquid petroleum gas
ML	Mining Lease
MOPU	Million Ounce Project Upgrade
Newcrest	Newcrest Mining Limited
NPV	Net Present Value
NRLLG	Nimamar Rural Local-Level Government
02	Oxygen
PE	Past Expenditure
PEM	Prospectivity Enhancement Multiplier
PNG	Papua New Guinea
QLD	Queensland
RC	Reverse circulation
ROM	Run of Mine
SAG	Semi-autogenous grinding

METALS & MINERALS

Ag	Silver
Au	Gold
Co	Cobalt
Cu	Copper
Ni	Nickel
Pb	Lead
S	Sulphur
U	Uranium
Zn	Zinc

UNITS OF MEASUREMENT

°C	degrees celsius
bcm	bank cubic metres
g	grams
g/L	grams per litre
g/t	grams per tonne
ha	hectares
Hz	Hertz
kbcm	kilo bank cubic metres
kL/tonne	Kilolitre per tonne
km	kilometres
km2	square kilometres
koz	thousand ounces
kPa	kilopascal
kt	kilotonne
ktpa	kilotonnes per annum
kW	kilowatt
kWh	kilowatt hours
kWh/t	kilowatt hours per tonne
kV	kilovolts
M	million
Mm3	million cubic metres
m	metre
m2	square metre
m3	cubic metre
m3/s	cubic metres per second
Ma	mega annum (millions of years)
Mbcm	million bank cubic metres
Mm	millimetres
Moz	million ounces
mRL	reduced level
Mt	million tonnes
Mtpa	million tonnes per annum
MVA	megavolt-ampere
MW	megawatt
MWh	megawatt hours
oz	ounce
pH	measure of acidity or alkalinity
ppm	parts per million
t	tonnes
t/m3	tonnes per cubic metre
tpa	tonnes per annum
tph	tonnes per hour
µm	microns

OTHER

JORC Code	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition, Effective December 2004, Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

AMC Modelling Scenarios	Prospective production and capital and operating cost as valuation inputs

VALMIN Code	Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports, The VALMIN Code 2005 Edition, Prepared by The VALMIN Committee, a joint committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Mineral industry Consultants Association with the participation of the Australian Securities and Investment Commission, the Australian Stock Exchange Limited, the Minerals Council of Australia, the Petroleum Exploration Society of Australia, the Securities Association of Australia and representatives from the Australian finance sector.
Appendix A

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APPENDIX B — QUALIFICATION OF PRINCIPAL CONTRIBUTORS
Project Management

Name	Qualifications	Affiliation	Involvement
Andrew Chuk	BEng (Mining) (Hons) B Economics	AMC Principal Consultant	Project Leader.

Michael Thomas	Higher National Diploma of Mining Engineering	AMC Director/Principal Mining Consultant	Peer review.

Pat Stephenson	BSc (Hons) (Geology)	AMC Director/Principal Geologist	Peer review.
Lihir Gold Mine

Name	Qualifications	Affiliation	Involvement
Lawrie Gillett	BEng (Mining), DipGeosc	AMC Director/Principal Mining Engineer	Mining aspects of Lihir Gold Mine.

Brad Watson	BEng (Hons) (Mining Engineering), BComm (Finance)	AMC Mining Engineer	Mining aspects and AMC scenario modelling.

Mark Sweeney	BSc (Applied Mining Geostatistics), BSc (Hon) Applied Geology, Diploma of Statistics & Geostatistics	AMC Principal Geologist	Review of geology and resources for Lihir Gold Mine.

Chris John	B Sc (Agric) (Hons), Ph D,	Subconsultant Environment	Environment aspects of Lihir Gold Mine.

Rolly Nice	BSc(Metallurgical Engineering)	Subconsultant Metallurgy	Mineral processing aspects of Lihir Gold Mine.
Mt Rawdon Gold Mine

Name	Qualifications	Affiliation	Involvement
Brian Hall	BEng (Mining) (Hons), BCom MAusIMM, MIMMM(CEng)	AMC Principal Mining Engineer	Mining aspects.

Mal Dorricott	M App Sc, BEng (Mining), Grad Cert (Tertiary Teaching)	AMC Principal Mining Engineer	Coordinator and Mining aspects of Mt Rawdon Gold Mine.

Mark Sweeney	BSc (Applied Mining Geostatistics), BSc (Hon) Applied Geology, Diploma of Statistics & Geostatistics	AMC Principal Geologist	Review of geology and resources for Mt Rawdon Gold Mine.
Bonikro Gold Mine

Name	Qualifications	Affiliation	Involvement
Martin Staples	BSc (Geology) (Hons)	AMC Principal Geologist	Mining aspects.

Brad Watson	BEng (Hons) (Mining Engineering), BComm (Finance)	AMC Mining Engineer	Mining aspects and AMC scenario modelling.

Chris Arnold	MSc (Natural Resource Management), BSc Geology (Hons), DipEd	AMC Principal Geologist	Geology and resources.

Dr Chris Gilchrist	C.Eng BSc (Min Eng) PhD (Mech Eng) FIMMM	Subconsultant Metallurgy	Mineral processing aspects of Bonikro Gold Mine.
Exploration

Name	Qualifications	Affiliation	Involvement
Chris Arnold	MSc (Natural Resource Management), BSc Geology (Hons), DipEd	AMC Principal Geologist	Exploration valuation.
Appendix B

INVESTIGATING ACCOUNTANT’S REPORT
An aerial view of Bonikro’s open pit in Côte d’lvoire.

13 Investigating accountant’s report continued	374

PricewaterhouseCoopers Securities Ltd ACN 003 311 617 ABN 54 003 311 617 Holder of Australian Financial Services Licence No 244572

The Directors Lihir Gold Limited Level 7, Pacific Place Cnr. Champion Parade & Musgrave Street Port Moresby PAPUA NEW GUINEA	Riverside Centre 123 Eagle Street BRISBANE QLD 4000 GPO Box 150 BRISBANE QLD 4001 DX 77 Brisbane Australia Telephone +61 7 3257 5000 Facsimile +61 7 3257 5999
21 July 2010
Dear Directors
Subject: Investigating Accountant’s Report on Historical Financial Information
PricewaterhouseCoopers Securities Ltd has been engaged by the Directors of Lihir Gold Limited (LGL) to prepare this report on historical financial information for inclusion in a Scheme Booklet dated on or about 22 July 2010 (the Scheme Booklet) relating to the acquisition of LGL in its entirety by Newcrest Mining Limited (Newcrest) through a cash and scrip offer of Newcrest ordinary shares (the Scheme).
Expressions defined in the Scheme Booklet have the same meaning in this report.
The nature of this report is such that it should be given by an entity which holds an Australian financial services licence under the Corporations Act 2001 (Cth). PricewaterhouseCoopers Securities Ltd, which is wholly owned by PricewaterhouseCoopers, holds the appropriate Australian financial services licence. This report is both an Investigating Accountant’s Report, the scope of which is set out below, and a Financial Services Guide, as attached at Appendix A.
Scope
You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant’s Report (the Report) covering the following information:
     LGL Financial Information
(a)	LGL’s consolidated statements of financial position as at 31 December 2009 and 31 December 2008, as set out in section 7.9 of the Scheme Booklet;

(b)	LGL’s summarised consolidated statements of comprehensive income for the years ended 31 December 2009 and 31 December 2008, as set out in section 7.9 of the Scheme Booklet; and
Liability limited by a scheme approved under Professional Standards

Lihir Gold Limited Scheme Booklet	375
(c)	LGL’s consolidated statements of cashflows for the years ended 31 December 2009 and 31 December 2008, as set out in section 7.9 of the Scheme Booklet, (collectively, the LGL Financial Information).
     Newcrest Financial Information
(a)	Newcrest’s consolidated balance sheets as at 31 December 2009, 30 June 2009 and 30 June 2008 (presented in Australian Dollars and US Dollars) as set out in section 8.10 of the Scheme Booklet);

(b)	Newcrest’s summarised consolidated income statements for the half year ended 31 December 2009 and the years ended 30 June 2009 and 30 June 2008 (presented in Australian Dollars and US Dollars) as set out in section 8.10 of the Scheme Booklet); and

(c)	Newcrest’s consolidated cashflow statements for the half-year ended 31 December 2009 and the years ended 30 June 2009 and 30 June 2008 (presented in Australian Dollars and US Dollars) as set out in section 8.10 of the Scheme Booklet),

(collectively, the Newcrest Financial Information).
     Merged Group Pro Forma Financial Information
(a)	unaudited pro forma consolidated balance sheet of the Merged Group which has been prepared based on the unaudited consolidated balance sheet of Newcrest as at 31 December 2009 (as set out in section 8.10 of the Scheme Booklet) and the audited consolidated statement of financial position of LGL as at 31 December 2009 (as set out in section 7.9 of the Scheme Booklet), including pro forma adjustments to account for the acquisition of LGL by Newcrest (together the Pro Forma Adjustments) as though it had occurred on 31 December 2009, as set out in section 9.4 of the Scheme Booklet,

(the Merged Group Pro Forma Financial Information).
The LGL Financial Information, the Newcrest Financial Information and the Merged Group Pro Forma Financial Information together form the Financial Information.
The Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to financial reports and/or half-year financial reports prepared in accordance with the Corporations Act 2001. \
This Report has been prepared for inclusion in the Scheme Booklet. We disclaim any assumption of responsibility for any reliance on this Report or on the Financial Information to which it relates for any purposes other than the purpose for which it was prepared.

(2)

13 Investigating accountant’s report continued	376
Scope of work on LGL Financial Information
The LGL Financial Information set out in section 7.9 of the Scheme Booklet has been extracted without modification from the audited financial statements of LGL for the years ended 31 December 2009 and 31 December 2008. The financial statements were audited by the Papua New Guinea firm of PricewaterhouseCoopers in accordance with International Standards on Auditing. The audit opinions issued to the members of LGL relating to those financial statements were unqualified.
The Directors of LGL are responsible for the preparation of the LGL Financial Information.
We have performed the following procedures on the extraction of the LGL Financial Information:
(a)	Confirmed that the LGL Financial Information is properly extracted from the relevant source documentation, as follows:
(i)	LGL’s audited consolidated statements of financial position as at 31 December 2009 and 31 December 2008;

(ii)	LGL’s audited consolidated statements of comprehensive income for the years ended 31 December 2009 and 31 December 2008; and

(iii)	LGL’s audited consolidated statements of cashflows for the years ended 31 December 2009 and 31 December 2008; and
(b)	Confirmed that the LGL Financial Information is arithmetically correct.
Our work in respect of the LGL Financial Information has been performed in accordance with Australian Auditing Standard AUS 904 “Engagements to Perform Agreed Upon Procedures” and other relevant standards.
Because the above procedures do not constitute either an audit in accordance with Australian Auditing Standards or a review in accordance with the Australian Auditing Standard AUS 902 “Review of Financial Reports”, we do not express any assurance on the LGL Financial Information included in section 7.9 of the Scheme Booklet. Had we performed additional procedures or had we performed an audit in accordance with Australian Auditing Standards or a review in accordance with the Australian Auditing Standard AUS 902 “Review of Financial Reports”, other matters might have come to our attention that would have been reported to you.
Report on LGL Financial Information
Based on our agreed upon procedures over the LGL Financial Information set out in section 7.9 of the Scheme Booklet, we report the following:
•	We confirmed that the LGL Financial Information has been properly extracted from the relevant source documentation. No exceptions were noted; and

•	We confirmed that the LGL Financial Information is arithmetically correct. No exceptions were noted.

(3)

Lihir Gold Limited Scheme Booklet	377
Scope of work on the Newcrest Financial Information
A. Extraction of Newcrest Financial Information presented in Australian Dollars
The Newcrest Financial Information presented in Australian Dollars (AUD) set out in section 8.10 of the Scheme Booklet has been extracted from the audited financial statements of Newcrest for the years ended 30 June 2009 and 30 June 2008, and the reviewed financial statements for the half-year ended 31 December 2009.
The Newcrest financial statements for the years ended 30 June 2009 and 30 June 2008 have been audited, and the financial statements for the half-year ended 31 December 2009 reviewed, by Ernst & Young in accordance with Australian Auditing Standards. The audit and review opinions issued to the members of Newcrest relating to those financial statements were unqualified.
We have performed the following procedures on the extraction of Newcrest Financial Information presented in AUD:
(a)	Confirmed that the Newcrest Financial Information, presented in AUD, is properly extracted from the relevant source documentation, as follows:
(i)	Newcrest’s reviewed consolidated balance sheet as at 31 December 2009 and audited consolidated balance sheets as at 30 June 2009 and 30 June 2008;

(ii)	Newcrest’s reviewed consolidated income statement for the half-year ended 31 December 2009 and audited consolidated income statements for the years ended 30 June 2009 and 30 June 2008; and

(iii)	Newcrest’s reviewed consolidated cashflow statement for the half-year ended 31 December 2009 and audited consolidated cashflow statements for the years ended 30 June 2009 and 30 June 2008, and
(b)	Confirmed that the Newcrest Financial Information, presented in AUD, is arithmetically correct.
B. Translation of Newcrest Financial Information from Australian Dollars to US Dollars
As set out in section 8.10(a) of the Scheme Booklet, the Newcrest Financial Information presented in AUD has been translated into US Dollars (USD) to present the Newcrest Financial Information in the same currency as the LGL Financial Information (that is, USD) in accordance with AASB 121 as follows:
•	Assets and liabilities at closing rates at each balance sheet date; and

•	Income, expenses and cashflows at the date of transactions (with monthly average rates used for groups of transactions within each period for practical reasons).

(4)

13 Investigating accountant’s report continued	378
This approach does not lend itself to detailed checking of detailed translation calculations by way of agreed upon procedures. Therefore, at the request of LGL, we performed the following in relation to the translation of Newcrest Financial Information, presented in AUD, to USD:
(a)	Retranslated each line item contained within the Newcrest Financial Information, presented in AUD, to USD by applying exchange rates as issued by the Reserve Bank of Australia (the RBA rates). For the income statement and statement of cashflows, average 6-month RBA rates were applied to line items in reviewed financial statements at 31 December 2007, 2008 and 2009 and average 6-month RBA rates were applied to line items in audited financial statements at 30 June 2008 and 2009 (after deducting the results for half years 31 December 2007 and 2008). For the balance sheet, closing RBA rates for 30 June 2008 and 2009 and 31 December 2009 were applied; and

(b)	Confirmed whether the results of (b)(i) above are within US$17 million of the Newcrest Financial Information, presented in USD, as set out in section 8.10 of the Scheme Booklet (where US$17 million represents a level of precision consistent with approximately 5% of the Newcrest Profit before income tax for the 12 months ended 30 June 2009, presented in USD, as set out in section 8.10 of the Scheme Booklet); and

(c)	Where the results of (b)(i) above were outside US$17 million of the Newcrest Financial Information, presented in USD, as set out in section 8.10 of the Scheme Booklet, as was the case for the following line items:
•	Issued capital;

•	Payments to suppliers and employees;

•	Acquisition of interest in joint venture;

•	Repayment of borrowings;

•	Proceeds from equity issue net of costs;

•	Purchase of gold to close out gold forward contracts,
we performed the following:
(1)	Obtained from Newcrest detailed translation calculations for those line items (the Newcrest Translation Calculations); and

(2)	Reperformed the Newcrest Translation Calculations by applying RBA rates for the dates or periods set out in those detailed calculations; and

(3)	Confirmed whether the results of (b)(iii)(2) above are within US$17 million of the Newcrest Translation Calculations.
(d)	Confirmed that the Newcrest Financial Information, presented in USD, is arithmetically correct.
The Directors of Newcrest are responsible for the preparation of the Newcrest Financial Information.
Our work in respect of the Newcrest Financial Information has been performed in accordance with Australian Auditing Standard AUS 904 “Engagements to Perform Agreed Upon Procedures” and other relevant standards.

(5)

Lihir Gold Limited Scheme Booklet	379
Because the above procedures do not constitute either an audit in accordance with Australian Auditing Standards or a review in accordance with the Australian Auditing Standard AUS 902 “Review of Financial Reports”, we do not express any assurance on the LGL Financial Information included in section 7.9 of the Scheme Booklet. Had we performed additional procedures or had we performed an audit in accordance with Australian Auditing Standards or a review in accordance with the Australian Auditing Standard AUS 902 “Review of Financial Reports”, other matters might have come to our attention that would have been reported to you.
Report on Newcrest Financial Information
A. Extraction of Newcrest Financial Information presented in Australian Dollars
Based on our agreed upon procedures over the Newcrest Financial Information, presented in AUD, set out in section 8.10 of the Scheme Booklet, we report the following:
•	We confirmed that the Newcrest Financial Information, presented in AUD, has been properly extracted from the relevant source documentation. No exceptions were noted; and

•	We confirmed that the Newcrest Financial Information, presented in AUD, is arithmetically correct. No exceptions were noted.
B. Translation of Newcrest Financial Information from Australian Dollars to US Dollars
Based on our agreed upon procedures in relation to the translation of Newcrest Financial Information, presented in AUD, to USD, we report the following:
•	We retranslated each line item contained within the Newcrest Financial Information, presented in AUD, to USD by applying average 6-month RBA rates for the periods ended 31 December 2007, 2008 and 2009 and 30 June 2008 and 2009 and closing RBA rates for 30 June 2008 and 2009 and 31 December 2009, and for the following line items:
o	Issued capital;

o	Payments to suppliers and employees;

o	Acquisition of interest in joint venture;

o	Repayment of borrowings;

o	Proceeds from equity issue net of costs;

o	Purchase of gold to close out gold forward contracts;
we reperformed the Newcrest Translation Calculations by applying the RBA rates for the dates or periods set out in those detailed calculations; and confirmed the results were within US$17 million of the Newcrest Financial Information, presented in USD, as set out in section 8.10 of the Scheme Booklet or within US$17 million of the Newcrest Translation Calculations. No exceptions were noted.

•	We confirmed that the Newcrest Financial Information, presented in USD, is arithmetically correct. No exceptions were noted.

(6)

13 Investigating accountant’s report continued	380
Scope of work on Merged Group Pro Forma Financial Information
The Merged Group Pro Forma Financial Information has been compiled from the LGL Financial Information and the Newcrest Financial Information set out in sections 7.9 and 8.10 of the Scheme Booklet respectively. The Merged Group Pro Forma Financial Information is presented to illustrate the financial position of the Merged Group as at 31 December 2009 as though the proposed merger occurred at this date.
The Directors of Newcrest are responsible for the preparation of the Merged Group Pro Forma Financial Information.
We have reviewed the compilation of the Merged Group Pro Forma Financial Information in order to report whether anything has come to our attention that would cause us to believe that:
•	the pro forma consolidated balance sheet of the Merged Group as at 31 December 2009 has not been properly or accurately compiled on the basis of the:
o	LGL Financial Information

o	Newcrest Financial Information

o	Pro Forma Adjustments described in section 9.4 of the Scheme Booklet
•	the Pro Forma Adjustments described in section 9.4 of the Scheme Booklet do not form a reasonable basis for the Merged Group Pro Forma Financial Information, and are not in accordance with the measurement and recognition principles prescribed in the International Financial Reporting Standards as if the merger had occurred on 31 December 2009, as set out in section 9.4 of the Scheme Booklet.
Our review of the Merged Group Pro Forma Financial Information has been conducted in accordance with the Australian Auditing Standard AUS 902 “Review of Financial Reports” and other relevant standards. We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:
•	considering work papers aggregating the LGL Financial Information and Newcrest Financial Information, Pro Forma Adjustments, and where relevant, comparing the information to publicly available historical audited or reviewed financial information;

•	a review of the adjustments made to the Merged Group Pro Forma Financial Information;

•	a review of the assumptions (which include the Pro Forma Adjustments) used to compile the Merged Group Pro Forma Financial Information; and

•	enquiry of LGL and Newcrest management.
These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express and audit opinion on the compilation of the Merged Group Pro Forma Financial Information.

(7)

Lihir Gold Limited Scheme Booklet	381
We do not express any opinion, or make any statement of negative assurance, as to whether the Merged Group Pro Forma Financial Information contained in the Scheme Booklet is presented fairly in accordance with the recognition and measurement principles prescribed in the International Financial Reporting Standards and accounting policies disclosed in the Scheme Booklet.
Limitation of Scope of work on Merged Group Pro Forma Financial Information
In preparing the Merged Group Pro Forma Financial Information, only preliminary adjustments have been made to the fair values of acquired assets and liabilities in accordance with IFRS 3 Business Combinations as described in section 9.4 of the Scheme Booklet.
Accordingly, the Merged Group Pro Forma Financial Information does not necessarily contain all of the adjustments to the reported amounts of assets and liabilities that will be required to reflect their fair values at acquisition date.
Report on Merged Group Pro Forma Financial Information
Based on our review of the compilation of the Merged Group Pro Forma Financial Information, which is not an audit, nothing has come to our attention which would cause us to believe that:
•	the pro forma consolidated balance sheet for the Merged Group as at 31 December 2009 has not been properly compiled on the basis of the:
o	LGL Financial Information

o	Newcrest Financial Information

o	Pro Forma Adjustments described in section 9.4 of the Scheme Booklet
•	the Pro Forma Adjustments described in section 9.4 of the Scheme Booklet do not form a reasonable basis for the Merged Group Pro Forma Financial Information, and are not in accordance with the measurement and recognition principles prescribed in the International Financial Reporting Standards as if the merger had occurred on 31 December 2009, as set out in section 9.4 of the Scheme Booklet.
Subsequent events
Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary course of business of LGL and Newcrest have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.
Independence or disclosure of interest
PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of the Scheme other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

(8)

13 Investigating accountant’s report continued	382
Liability
PricewaterhouseCoopers Securities Ltd has consented to the inclusion of this Report in the Scheme Booklet in the form and context in which it is included. The liability of PricewaterhouseCoopers Securities Ltd is limited to the inclusion of this Report in the Scheme Booklet. PricewaterhouseCoopers Securities Ltd makes no representation regarding, and has no liability for, any other statements or other material in, or any omissions from, the Scheme Booklet.
Financial Services Guide
We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.
Yours faithfully
Wim Blom
Authorised Representative
PricewaterhouseCoopers Securities Ltd

(9)

Lihir Gold Limited Scheme Booklet	383

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
Appendix A — Financial Services Guide	BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
PRICEWATERHOUSECOOPERS SECURITIES LTD
FINANCIAL SERVICES GUIDE
This Financial Services Guide is dated 21 July 2010
1.	About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) (“PwC Securities”) has been engaged by Lihir Gold Limited (“LGL” or “the Company”) to provide a report in the form of an Investigating Accountant’s Report (“the Report”) in relation to certain financial information included in the Scheme Booklet, dated on or around 22 July 2010, to be issued by the Company relating to the acquisition of LGL in its entirety by Newcrest Mining Limited (“Newcrest”) through a cash and scrip offer of Newcrest ordinary shares (“the Scheme"). You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2.	This Financial Services Guide

This Financial Services Guide (“FSG”) is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3.	Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.
Liability limited by a scheme approved under Professional Standards Legislation

13 Investigating accountant’s report continued	384
4.	General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5.	Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees are charged on an hourly basis and as at the date of this Report amount to US$250,000. Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6.	Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. The Papua New Guinea firm of PricewaterhouseCoopers is currently the Company’s auditors.

7.	Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Ombudsman Service (“FOS”), an external complaints resolution service. FOS can be contacted by calling 1300 780 808. You will not be charged for using the FOS service.

8.	Contact Details

PwC Securities can be contacted by sending a letter to the following address:
Wim Blom
PricewaterhouseCoopers Securities Ltd
GPO Box 150
Brisbane, QLD, 4001

385

IMPLEMENTATION OF THE SCHEME

14

LGL
35

Shovel loading a haul truck at Lihir Island.

IMPLeMentAtIon 385 oF tHe ScHeMe 14 Shovel loading a haul truck at Lihir Island.

14 Implementation of the Scheme continued	386
14.1 Process
The steps to implement the Scheme are set out below:
(a)	On 4 May 2010, LGL and Newcrest entered into the Merger Implementation Agreement under which LGL agreed to propose the Scheme to LGL Shareholders.

(b)	On 20 July 2010, Newcrest executed the Deed Poll pursuant to which Newcrest agreed, subject to the Scheme becoming Effective, to provide to each Scheme Participant the Scheme Consideration to which such Scheme Participant is entitled under the terms of the Scheme. A copy of the Deed Poll is included in Attachment D to this Scheme Booklet.

(c)	On 22 July 2010, the Court ordered that LGL hold the Scheme Meeting at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea on 23 August 2010 commencing at 11.00am, for the purpose of considering the Scheme.

(d)	Each LGL Shareholder who is registered on the LGL Register as at 7.00pm on 21 August 2010 is entitled to attend and vote at the Scheme Meeting.

(e)	If the Scheme is approved by the Required Majority of LGL Shareholders at the Scheme Meeting, LGL will apply to the Court at the Second Court Hearing for an order approving the Scheme. The Court has a discretion as to whether to grant the orders approving the Scheme, even if the Scheme is approved by the Required Majority of LGL Shareholders at the Scheme Meeting.

(f)	If the Court order approving the Scheme is obtained, then LGL will lodge with the PNG Registrar of Companies the Court order under section 250(4) of the PNG Companies Act.

(g)	LGL Shares will be suspended from trading on ASX, POMSoX and NASDAQ on the Effective Date.This will usually be the first Business Day following the Second Court Hearing.

(h)	Once the Scheme becomes Effective, LGL and Newcrest will become bound to implement the Scheme in accordance with its terms.

(i)	No dealings in LGL Shares will be permitted after the Effective Date, although the process to register dealings that took place on or before the Effective Date will continue until the Record Date. However, assuming the New Newcrest Shares are admitted to the official list of ASX and POMSoX, Scheme Participants will be entitled to trade their New Newcrest Shares on ASX and POMSoX initially on a deferred settlement basis from the first Business Day after the Effective Date (expected to be 30 August 2010).

(j)	Once the Scheme becomes Effective, LGL will give notice of that event to ASX, POMSoX and NASDAQ.

(k)	If the Scheme becomes Effective, then on the Implementation Date:
(i)	all of the Scheme Shares will be transferred to Newcrest; and

(ii)	in consideration, Newcrest will provide the Scheme Consideration to the Scheme Participants in accordance with the Scheme.
(l)	The Scheme will not be implemented if the Merger Implementation Agreement is terminated or if the conditions precedent to the Scheme, outlined in section 15.20, are not satisfied (or waived, where permitted).

(m)	If the Scheme is implemented, and assuming the New Newcrest Shares are admitted to the official list of ASX and POMSoX, the New Newcrest Shares will commence trading on a normal basis following despatch of confirmations of issue for the New Newcrest Shares (which must occur within five Business Days after the implementation of the Scheme).

(n)	Each Scheme Participant, without the need for any further act, irrevocably appoints LGL and all of the LGL Directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including, if required, a proper instrument of transfer of its Scheme Shares.
14.2 Conditions precedent to the implementation of the Scheme
The Scheme will only be implemented if all of the conditions precedent to the implementation of the Scheme are satisfied (or waived, where permitted).Those conditions precedent are outlined in section 15.20.
14.3 Quotation of New Newcrest Shares
Newcrest intends, within seven days after the date of this Scheme Booklet, to apply for official quotation on ASX and POMSoX of the New Newcrest Shares issued as Share Consideration. Assuming the New Newcrest Shares are admitted to the official list of ASX and POMSoX, Scheme Participants will be entitled to trade their New Newcrest Shares on ASX and POMSoX initially on a deferred settlement basis from the first Business Day after the Effective Date (expected to be 30 August 2010), and on a normal basis following despatch of confirmations of issue for New Newcrest Shares (which must occur within five Business Days after implementation of the Scheme). Newcrest has no reason to believe that the New Newcrest Shares will not be admitted to the official list of ASX and POMSoX.

Lihir Gold Limited Scheme Booklet	387
14.4 Provision of the Scheme Consideration
Newcrest has executed the Deed Poll in favour of each Scheme Participant under which, subject to the Scheme becoming Effective, on or following the Implementation Date, Newcrest must provide the Scheme Consideration to the Scheme Participants in accordance with the Scheme.
14.5 Issue of confirmations of issue
Confirmations of issue for New Newcrest Shares issued are expected to be sent to Scheme Participants within five Business Days after the Implementation Date by prepaid post at their respective addresses as shown in the LGL Register at the Record Date.
14.6 Payment of Cash Consideration
The Cash Consideration will be paid by cheque sent to Scheme Participants within five Business Days after the Implementation Date by prepaid post to their respective addresses as shown in the LGL Register at the Record Date.
14.7 Rights attaching to LGL Shares
The rights attaching to LGL Shares are set out in the PNG Companies Act and the LGL Constitution, and are regulated by the PNG Securities Act, the Listing Rules, ASTC Settlement Rules and general law.
LGL Shares are held subject to the LGL Constitution. A copy of the LGL Constitution is available for inspection at LGL’s registered office. In particular, LGL Shareholders are entitled to receive notices of and attend and vote at general meetings where they have one vote on a show of hands and one vote per ordinary share on a poll.
Subject to the LGL Constitution, the PNG Companies Act and the Listing Rules, LGL Shares are freely transferable. Dividends are payable to LGL Shareholders in proportion to the LGL Shares held by them. In the event that LGL is wound up, any deficiency or excess in LGL’s assets available for repayment of capital will be borne or enjoyed by the LGL Shareholders in proportion to the capital paid up or which ought to be paid up at the commencement of the winding up.
14.8 Dealings in LGL Shares
If the Scheme becomes Effective, LGL will apply to ASX, POMSoX and NASDAQ for suspension of trading in LGL Shares on those exchanges from the close of trading on the Effective Date.
Holders of LGL ADSs traded on NASDAQ should note that, because of time zone differences, the last time that LGL ADSs can be traded on that market, subject to the Scheme becoming Effective, will be the close of trading on 27 August 2010, New York time.
LGL will close the LGL Register at the Record Date. Any dealing in LGL Shares made or entered into before the close of trading and received by the LGL Registry before the Record Date will be recognised, but no dealing in LGL Shares (whenever effected) will be recognised if received by the LGL Registry after the Record Date.
14.9 Delisting of LGL
Applications will be made to ASX, POMSoX and NASDAQ for removal of LGL from the official list of each of those exchanges after the Implementation Date.
Canadian LGL Shareholders should also note that LGL voluntarily filed an application with TSX requesting delisting of LGL Shares from TSX. The delisting took effect from 12 July 2010, Toronto time.
In the United States, LGL ADSs will be delisted from NASDAQ following implementation of the Scheme, and Newcrest has stated that it does not intend to list its ADRs on NASDAQ or any other US national securities exchange after the Scheme becomes Effective. In addition, although Newcrest will be deemed to succeed to LGL’s registration with the SEC under the US Exchange Act when the Scheme becomes Effective, Newcrest has further advised that, provided it satisfies the applicable requirements under the US Exchange Act and the rules and regulations under that Act, it intends to terminate such registration under the US Exchange Act as soon as practicable following the time the Scheme becomes Effective. See section 9.3(c) for additional information.
14.10 Restrictions in the LGL Constitution
There are no restrictions on the right to transfer LGL Shares in the LGL Constitution.
14.11 Scheme Participants with an existing holding of Newcrest Shares in a CHESS holding
If a Scheme Participant is an existing holder of both LGL Shares and Newcrest Shares in the same CHESS HIN, the standing instructions recorded in the LGL Register for their LGL Shares will apply to their New Newcrest Shares (and any other Newcrest Shares they hold).

14 Implementation of the Scheme continued	388
14.12 Scheme Participants with an existing holding of Newcrest Shares in an issuer sponsored holding and Scheme Participants who do not own Newcrest Shares
For Scheme Participants who are existing holders of Newcrest Shares in an issuer sponsored holding or who are not already a holder of Newcrest Shares, the compatible standing instructions which currently apply to Scheme Participants’ LGL Shares will, to the extent it is reasonably practical to execute, from the Record Date be deemed to be new standing instructions to, and accepted by, Newcrest in respect of New Newcrest Shares issued to those shareholders. This will include compatible instructions relating to payment of dividends (but not dividend reinvestment plan elections) and written and electronic communications from LGL. Scheme Participants can revoke or amend those instructions by notifying the Newcrest Share Registry in writing.
14.13 Instructions relating to tax file numbers and dividend reinvestment plan elections
In all cases, each Scheme Participant’s tax file number or tax file number exemption disclosures and dividend reinvestment plan elections for LGL are not compatible with their holding for New Newcrest Shares and will not be transferred to the Newcrest Share register.
Accordingly, each Scheme Participant’s instructions relating to:
(a)	tax file numbers and tax file number exemption disclosures; and

(b)	elections under Newcrest’s dividend reinvestment plan,
will need to be given to the Newcrest Share registry after New Newcrest Shares have been issued to them. Newcrest encourages Scheme Participants to therefore contact the Newcrest Share registry separately to provide these instructions as soon as possible after receiving their confirmations of issue for their New Newcrest Shares.
14.14 Overseas LGL Shareholders
An LGL Shareholder whose address, as shown in the LGL Register, is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (certain LGL Shareholders only — see section 14.14(a)), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, may be considered to be an Ineligible Overseas Shareholder for the purposes of the Scheme, and may not be able to receive New Newcrest Shares under the Scheme.
Restrictions in certain foreign countries make it impractical or unlawful for Newcrest to offer, or for LGL Shareholders to receive, New Newcrest Shares in those countries.
Accordingly, Newcrest is not issuing New Newcrest Shares to Scheme Participants whose address as shown in the LGL Register is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (certain LGL Shareholders only — see section 14.14(a)), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, unless Newcrest determines that it is permitted to allot and issue New Newcrest Shares to that Scheme Participant pursuant to the Scheme by the laws of that place.
(a) United Kingdom
Certain LGL Shareholders in the United Kingdom may qualify as ‘qualified investors’ (Qualified Investors) as defined in the Directive 2003/71/EC (the Prospectus Directive). Newcrest is satisfied that the issue of New Newcrest Shares to Qualified Investors is legally permissible under applicable United Kingdom law and that Qualified Investors will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme. Consequently, it is not necessary for Qualified Investors to make a written application seeking to participate in the Scheme. LGL Shareholders in the United Kingdom that do not qualify as Qualified Investors will be treated as Ineligible Overseas Shareholders for the purposes of the Scheme in accordance with section 14.14(l).
This Scheme Booklet has not been submitted for approval to the Financial Services Authority acting in its capacity as the competent authority in the United Kingdom under the Financial Services and Markets Act 2000 (UK). This Scheme Booklet shall be read as an offer of Newcrest Shares to Qualified Investors only, as defined in the Prospective Directive.
LGL Shareholders in the United Kingdom who are not Qualified Investors are not eligible to receive Newcrest Shares and are participating in the Scheme on the same basis as Qualified Shareholders in the United Kingdom, except:
(i)	that they will not receive the Newcrest Shares which they would otherwise receive under the Scheme; and

(ii)	instead, a nominee will be appointed by Newcrest to sell the relevant Newcrest Shares on or after the Implementation Date and the gross proceeds of the sale will be remitted to those shareholders without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions of tax required by law or any revenue authority).

Lihir Gold Limited Scheme Booklet	389
(b) United States
The New Newcrest Shares have not been and will not be registered under the US Securities Act or the securities laws of any state or other jurisdiction in the United States. Newcrest and LGL intend to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act in connection with the implementation of the Scheme and the issuance of New Newcrest Shares. Approval of the Scheme by the Court will be relied upon by Newcrest and LGL for the purpose of qualifying for the Section 3(a)(10) exemption. Newcrest is satisfied, based upon the availability of the Section 3(a)(10) exemption, that the issue of New Newcrest Shares to Scheme Participants in the United States, including issuance of Newcrest ADSs to holders of LGL ADSs, is permissible under applicable United States securities law and LGL Shareholders in the United States will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme.
See section 14.15 for additional information regarding LGL ADS holders.
(c) Canada
New Newcrest Shares to be distributed to Scheme Participants in Canada under the Scheme will not be qualified by a Canadian prospectus, but will rely on the prospectus exemption contained in section 2.11 of NI 45-106 of the Canadian Securities Administrators. Newcrest is satisfied, based upon the availability of the section 2.11 exemption, that the issue of New Newcrest Shares to Scheme Participants in Canada is legally permissible under applicable Canadian law and Canadian resident LGL Shareholders will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme. Consequently, it is not necessary for Canadian resident LGL Shareholders to make a written application seeking to participate in the Scheme.
Canadian resident shareholders who will receive any New Newcrest Shares in the Scheme will be permitted to resell those shares on ASX or on a market outside of Canada provided that:
(i)	Newcrest is not a reporting issuer in Canada at the date of the resale; and

(ii)	at the Implementation Date residents of Canada do own directly or indirectly 10% or more of the outstanding Newcrest Shares and did not represent in number more than 10% of the total owners of Newcrest Shares, both after having given effect to the Scheme.
None of the TSX nor any Canadian securities commission has passed comment upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.
Canadian LGL Shareholders should also note that LGL filed an application with TSX requesting delisting of LGL Shares from TSX. The delisting took effect from 12 July 2010, Toronto time. Residents of Canada should also note that LGL is a reporting issuer in the Province of Ontario, but by application of National Instrument 71-102 (Continuous Disclosure and Other Exemptions Relating to Foreign Issuers), this Scheme Booklet has not been prepared in accordance with Canadian disclosure standards.
(d) New Zealand
Newcrest is satisfied that the issue of New Newcrest Shares to LGL Shareholders under the Scheme to Scheme Participants in New Zealand is legally permissible under applicable New Zealand law and that New Zealand based LGL Shareholders will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme. Consequently, it is not necessary for New Zealand based LGL Shareholders to make a written application seeking to participate in the Scheme.
The offer of New Newcrest Shares to any LGL Shareholder in New Zealand under the Scheme is made in New Zealand in reliance upon the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand). This Scheme Booklet has not been registered, filed with or approved by any New Zealand regulatory authority or under or in accordance with the Securities Act 1978 (New Zealand).
This Scheme Booklet is, therefore, not a prospectus or an investment statement under New Zealand law, and may not contain all the information that a prospectus or investment statement under New Zealand law is required to contain. LGL Shareholders in New Zealand should seek their own advice and satisfy themselves about the Australian and New Zealand tax consequences of participating in the Scheme.
(e) Singapore
Newcrest is satisfied that the issue of New Newcrest Shares to LGL Shareholders under the Scheme to Scheme Participants in Singapore is legally permissible under applicable Singapore law and that Singapore based LGL Shareholders will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme. Consequently, it is not necessary for Singapore based LGL Shareholders to make a written application seeking to participate in the Scheme.

14 Implementation of the Scheme continued	390
This offer of New Newcrest Shares is made in reliance on the exemption under 273(1)(c) of the Securities and Futures Act of Singapore (SFA). In accordance with section 257 of the SFA, the New Newcrest Shares may not be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required.
This Scheme Booklet has not been lodged or registered with the Monetary Authority of Singapore (MAS) and is not made in or accompanied by a prospectus that is registered by the MAS. The MAS assumes no responsibility for the contents of this Scheme Booklet. The MAS has not in any way considered the merits of the New Newcrest Shares being offered pursuant to the Scheme as described in this Scheme Booklet. This Scheme Booklet has been provided to shareholders in Singapore on the basis that they are a shareholder of LGL pursuant to the Scheme and that the offer is made in connection with a proposed compromise or arrangement between a company incorporated outside Singapore which is not listed on the Singapore Exchange Limited and its members, and the Scheme complies with the laws relating to schemes of arrangement in the place of incorporation of such company.
(f) Indonesia
Newcrest is satisfied that the issue of New Newcrest Shares to LGL Shareholders under the Scheme to Scheme Participants in Indonesia is legally permissible under applicable Indonesian law and that Indonesian based LGL Shareholders will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme. Consequently, it is not necessary for Indonesian based LGL Shareholders to make a written application seeking to participate in the Scheme.
The Scheme will not be conducted in a manner which constitutes a public offering of securities under applicable laws and regulations of the Republic of Indonesia.
(g) People’s Republic of China (PRC)
Newcrest is satisfied that the issue of New Newcrest Shares to LGL Shareholders under the Scheme to Scheme Participants in PRC is legally permissible under applicable PRC law and that PRC based LGL Shareholders will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme. Consequently, it is not necessary for PRC based LGL Shareholders to make a written application seeking to participate in the Scheme.
This Scheme Booklet is for the exclusive use of LGL Shareholders in connection with their consideration of the Scheme. Accordingly, this Scheme Booklet must not be distributed, published, reproduced or disclosed (in whole or in part) by LGL Shareholders to any other person in the PRC or used for any purpose in the PRC other than in connection with LGL Shareholders’ consideration of the Scheme. This Scheme Booklet has not been filed with or approved by the China Securities Regulatory Commission or any other government authority in the PRC. LGL Shareholders in the PRC should consult with their professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive the New Newcrest Shares under the Scheme.
(h) Hong Kong
Newcrest is satisfied that the issue of New Newcrest Shares to LGL Shareholders under the Scheme to Scheme Participants in Hong Kong is legally permissible under applicable Hong Kong law and that Hong Kong based LGL Shareholders will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme. Consequently, it is not necessary for Hong Kong based LGL Shareholders to make a written application seeking to participate in the Scheme.
The Scheme Booklet is for the exclusive use of LGL Shareholders in connection with the Scheme. Accordingly, this Scheme Booklet must not be distributed, published, reproduced or disclosed (in whole or in part) by LGL Shareholders to any other person in Hong Kong or used for any purpose in Hong Kong other than in connection with LGL Shareholders’ consideration of the Scheme. This Scheme Booklet does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the basis of any contract.
(i) Germany
German LGL Shareholders are not eligible to receive New Newcrest Shares. German LGL Shareholders are Ineligible Overseas Shareholders.
(j) Switzerland
Newcrest is satisfied that the issue of New Newcrest Shares to LGL Shareholders under the Scheme to Scheme Participants in Switzerland is legally permissible under applicable Switzerland law and that Switzerland based LGL Shareholders will not be classified as Ineligible Overseas Shareholders for the purposes of the Scheme.

Lihir Gold Limited Scheme Booklet	391
Consequently, it is not necessary for Switzerland based LGL Shareholders to make a written application seeking to participate in the Scheme.
This Scheme Booklet is being communicated in Switzerland to a small number of selected investors only. Each copy of this Scheme Booklet is addressed to a specifically named recipient and may not be passed on to third parties. The New Newcrest Shares are not being offered to the public in Switzerland, and neither this Scheme Booklet nor any other offering materials relating to the New Newcrest Shares may be distributed in connection with any such public offering.
(k) European Union
This Scheme Booklet has not been submitted for review or approval to the national shares regulator of any country in the European Economic Area and has not been prepared in accordance with the laws of any country in the European Economic Area and may not contain all information required where a document is prepared pursuant to these laws.
This Scheme Booklet is not and shall not be read as any offer of Newcrest Shares to the public in any country of the European Economic Area. Newcrest Shares are not being offered, nor will they be offered, to the public in any Member State of the European Economic Area (including Members of the European Union, plus Iceland, Liechtenstein and Norway) which has implemented Directive 2003/71/EC (the Prospectus Directive) (each a Relevant Member State). As a result, the New Newcrest Shares may only be offered in Relevant Member States:
(i)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in shares;

(ii)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 European euros; and (3) an annual net turnover of more than 50,000,000 European euros, as shown in its last annual or consolidated accounts;

(iii)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(iv)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, in each case in accordance with the national regulations of the Relevant Member State, provided that no such offering of Newcrest Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or pursuant to national regulations of the Relevant Member State.
As used above, the expression ‘offered to the public’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Newcrest Shares so as to enable an investor to decide to purchase or subscribe for the Newcrest Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive.
(l) Other foreign countries
In the case of all other LGL Shareholders whose address, as shown in the LGL Register, is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (certain LGL Shareholders only — see section 14.14(a)), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, unless Newcrest is satisfied in its absolute discretion that it is permitted to allot and issue New Newcrest Shares to an LGL Shareholder pursuant to the Scheme by the laws of that place (including as disclosed in this Scheme Booklet), the number of New Newcrest Shares which the Ineligible Overseas Shareholder would otherwise receive under the Scheme will be issued to the Sale Agent rather than to the Ineligible Overseas Shareholder. The Sale Agent will sell those New Newcrest Shares on-market, together with all the New Newcrest Shares subject to the Cash Out Facility and remit the gross proceeds to Newcrest. Newcrest will then remit the proportionate proceeds from that sale to the Ineligible Overseas Shareholder, without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority). Please see section 5.15 for further information.
If an Ineligible Overseas Shareholder makes a Maximum Cash Consideration election and that election is able to be satisfied in full, then the Ineligible Overseas Shareholder will receive cash only and the above process regarding New Newcrest Shares will not apply to that Ineligible Overseas Shareholder.
There is no assurance as to the average price the Sale Agent will receive for all New Newcrest Shares sold under this process. The average price received will depend on prevailing market conditions (including the prevailing market price of Newcrest Shares), the prevailing market demand for Newcrest Shares, maintaining an orderly market in Newcrest Shares and the fact that there is only a limited time within which to sell the New Newcrest Shares.

14 Implementation of the Scheme continued	392
If an Ineligible Overseas Shareholder does not wish to have the Sale Agent sell New Newcrest Shares which they would have otherwise received, they can choose not to participate in the Scheme by selling their LGL Shares before the Effective Date (expected to be 30 August 2010).
LGL Shareholders whose address, as shown in the LGL Register, is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (certain LGL Shareholders only — see section 14.14(a)), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, who wish to make any application to receive New Newcrest Shares under the Scheme should do so in writing:
(i)	setting out the reasons why they believe New Newcrest Shares may be lawfully issued to them under the Scheme, and any conditions or requirements that Newcrest (or any other person) will need to satisfy or comply with in order to do so; and

(ii)	attaching a signed declaration certifying that they are a person to whom New Newcrest Shares may be lawfully issued under the Scheme, together with appropriate legal advice from a qualified legal adviser in their country of residence confirming the matters stated in the application and certified in the declaration.
Applications and accompanying documents should be directed to:
The Company Secretary
Newcrest Mining Limited
8th Floor
600 St Kilda Road
Melbourne Victoria 3004
Australia
Applications must be received by no later than 9.00pm on 6 September 2010. Any applications received after that date will not be considered or processed by Newcrest.
14.15 LGL ADS holders
In the case of holders of LGL ADSs, the LGL ADS Depositary, as the registered holder of the relevant LGL Shares, and subject to the terms of the LGL ADS Deposit Agreement, will vote in accordance with instructions it receives from LGL ADS holders in connection with the Scheme. If the Scheme is implemented, the LGL ADS Depositary will receive the Scheme Consideration on behalf of LGL ADS holders.
Pursuant to the terms of the LGL ADS Deposit Agreement, the LGL ADS Depositary will provide each registered LGL ADS holder with this Scheme Booklet and such other information relating to the Scheme distributed to LGL Shareholders. The LGL ADS Depositary will provide each LGL ADS holder with a voting instruction card by which the LGL ADS holder may instruct the LGL ADS Depositary how to vote the LGL Shares represented by the LGL ADS holder’s ADSs. LGL ADS holders should contact the LGL ADS Depositary for any additional information.
The LGL ADS Depositary will vote the number of LGL Shares underlying an LGL ADS in accordance with instructions from holders of such ADSs. To the extent the LGL ADS Depositary does not receive instructions, it may, if LGL so requests, vote the LGL Shares in accordance with instructions from LGL.
LGL ADS holders who wish to attend or vote at the Scheme Meeting or be represented at the Second Court Hearing should take steps to present their LGL ADSs to the LGL ADS Depositary for cancellation, pay any fees to the LGL ADS Depositary for the withdrawal of those LGL Shares, and take delivery of those LGL Shares so as to become LGL Shareholders before the record date for voting at the Scheme Meeting.
To the extent that the LGL ADS Depositary does not make a Scheme Consideration election on behalf of some or all of the LGL ADSs (or that Scheme Consideration election is not valid), it will be deemed to have elected the Maximum Share Consideration (subject to scale-back) for all LGL Shares represented by LGL ADSs.
The Share Consideration will be issued in the form of New Newcrest Shares (subject to scale-back) to the LGL ADS Depositary. The LGL ADS Depositary will then deposit those New Newcrest Shares for issuance of the corresponding number of Newcrest ADSs to the LGL ADS holders. If LGL ADS holders wish to receive New Newcrest Shares instead of Newcrest ADSs, they will need to instruct the LGL ADS Depositary to cancel their LGL ADSs (in the manner, and prior to the time, advised by the LGL ADS Depositary) and participate directly in the Scheme as an LGL Shareholder.

Lihir Gold Limited Scheme Booklet	393
All LGL ADS holders will receive a separate package containing the ADS Election Form and Letter of Transmittal with further details and instructions. LGL is extending the Scheme Consideration election to the holders of LGL ADSs. LGL ADS holders may elect to receive Mixed Consideration, Maximum Share Consideration or Maximum Cash Consideration under the Scheme. LGL ADS holders who do not make a valid Scheme Consideration election will be deemed to have elected the Maximum Share consideration (subject to scale-back).
LGL ADS holders registered on the books of the LGL ADS Depositary should complete, sign and return the ADS Election Form and Letter of Transmittal, together with the LGL ADRs evidencing the holder’s LGL ADSs, where applicable, to be received by the LGL ADS Depositary not later than 5.00pm, New York time, on 31 August 2010 (the ADS Expiration Date).
If the holder’s LGL ADSs are held in a “street name”, that is, through a broker or other financial intermediary, they should contact their broker or other financial intermediary directly to provide election instructions on their LGL ADSs. Please note that a broker or financial intermediary may have an earlier deadline than the ADS Expiration Date. Holders of LGL ADSs should also consult with their broker or other financial intermediary as to whether or not it charges any transaction fees or service charges to make an election.
If an LGL ADS holder makes an election with respect to their LGL ADSs, their LGL ADSs will be immobilised from that time until the earlier of the Implementation Date or an announcement that the Scheme has been abandoned, and they will not be able to trade their LGL ADSs or surrender them for the purpose of withdrawing LGL Shares. If an LGL ADS holder wishes to receive Scheme Consideration in the form of New Newcrest Shares (instead of Newcrest ADSs) or Australian dollars (instead of US dollars), they should not return the ADS Election Form and Letter of Transmittal, but should surrender their LGL ADSs and arrange to receive delivery of the underlying LGL Shares before the Record Date.
After the ADS Expiration Date, the LGL ADS Depositary will make Scheme Consideration elections with respect to LGL Shares represented by LGL ADSs to the extent it has received valid Scheme Consideration elections from LGL ADS holders.
When the LGL ADS Depositary receives Scheme Consideration, it will deposit into the Newcrest ADR program the New Newcrest Shares it receives for issuance of Newcrest ADSs and it will convert the Australian dollars it receives into US dollars at the spot market rate available to it on the day it receives notice that the Australian dollars have been received by its Australian custodian. The LGL ADS Depositary will then call for surrender of all LGL ADSs. LGL ADSs with respect to which valid elections were made will be deemed to have been surrendered at the Implementation Date. Upon surrender of the LGL ADSs and payment of the fees of the LGL ADS Depositary, including any fees for the cancellation of the LGL ADSs or charged by the Newcrest ADS Depositary for issuance of the Newcrest ADSs, the LGL ADS Depositary will deliver the Newcrest ADSs and US dollars (less any currency conversion expense, fees and taxes) to the former LGL ADS holders entitled to them. However, the LGL ADS Depositary will not deliver any fraction of a Newcrest ADS, but, instead, will aggregate those fractional entitlements, sell the Newcrest ADSs and distribute the net proceeds of that sale to the former LGL ADS holders entitled to them.
Newcrest ADSs delivered in respect of LGL ADSs that were held through brokers or other intermediaries will be delivered to the accounts at those brokers and intermediaries where the LGL ADSs were held. Newcrest ADSs delivered in respect of LGL ADSs that were held directly on the books of the LGL ADS Depositary will be registered in the names of those holders in uncertificated form and former registered holders of LGL ADSs will receive Direct Registration Transaction Statements confirming that registration.
14.16 Creditors of LGL
If implemented, the Scheme will not materially prejudice LGL’s ability to pay its creditors as no new liability (other than costs associated with the Scheme) is expected to be incurred by LGL as a consequence of the implementation of the Scheme.
14.17 Right of LGL Shareholders to appear at the Second Court Hearing
LGL Shareholders are entitled to appear and be heard by the Court in relation to its consideration of the Scheme at the Second Court Hearing. The Second Court Hearing is expected to be held in the Court in Port Moresby on Friday, 27 August 2010. Further details of the time and location of the Second Court Hearing will be announced on ASX and POMSoX and advertised in The Australian newspaper in Australia, The National and the Papua New Guinea Post-Courier newspapers in PNG, The Wall Street Journal in New York and in the Financial Times in London.

394

ADDITIONAL INFORMATION

15

The Bonikro process plant in Côte d'Ivoire.

additional The Bonikro process plant

Lihir Gold Limited Scheme Booklet	395
15.1 LGL Directors’ interests in marketable securities of LGL
As at the date of this Scheme Booklet, the LGL Directors and their Relevant Interests in LGL securities are:

		NUMBER OF LGL SHARES OVER WHICH
NAME	POSITION	A RELEVANT INTEREST IS HELD
Ross Garnaut	Non-executive Chairman	167,148	[1]
Bruce Brook	Non-executive Director	67,730	[1]
Peter Cassidy	Non-executive Director	46,074	[1]
Michael Etheridge	Non-executive Director	73,501	[1]
Graeme Hunt	CEO and Managing Director	0	[2]
Winifred kamit	Non-executive Director	2,667	[1]
Geoff Loudon	Non-executive Director	143,840
Alister Maitland	Non-executive Director	82,637	[1]

Notes

1	Indicates an indirect Relevant Interest.

2	Graeme Hunt holds 1,072,020 share rights granted under the LGL Executive Share Plan. Details of the treatment of participants in the LGL Executive Share Plan and LGL Employee Share Ownership Plan under the Scheme are set out in section 15.7. Graeme Hunt’s share rights will vest pro rata. If this transaction is completed, for example, by 13 September, Graeme Hunt will be entitled to 250,399 LGL Shares.
No LGL Director has a Relevant Interest in any LGL security except as disclosed in this section 15.1. Except as set out in this section 15, no LGL Director or any person associated with an LGL Director acquired or disposed of LGL securities in the period of four months ending on the day immediately before the date of this Scheme Booklet.
15.2 Interests in Newcrest held by LGL and LGL Directors
As at the date of this Scheme Booklet, neither LGL nor any LGL Director has a Relevant Interest in any securities of Newcrest. Neither LGL nor any LGL Director acquired or disposed of a Relevant Interest in any securities of Newcrest in the period of four months ending on the day immediately before the date of this Scheme Booklet.
15.3 Payments and other benefits to LGL Directors and officers of LGL
Other than as disclosed in this Scheme Booklet, no LGL Directors, secretaries or executive officers of LGL will receive any payment or other benefit through the Scheme other than an allocation of New Newcrest Shares or a payment of cash on equivalent terms to all Scheme Participants in respect of LGL Shares to which they are entitled.
15.4 Other agreements or arrangements with LGL Directors
If the Scheme is implemented, Newcrest presently intends to restructure or reconstitute the boards of directors of LGL and its Related Bodies Corporate to take into account that LGL will no longer be listed on ASX. If the Scheme is implemented, all of the non-executive directors of LGL will resign from the board.
Except as described in this section 15, there is no payment or other benefit that is proposed to be made or given to any director, secretary or executive officer of LGL (or any of its Related Bodies Corporate) as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in LGL or any of its Related Bodies Corporate.
Other than as set out in this Scheme Booklet, there is no agreement or arrangement made between any LGL Director and any other person in connection with, or conditional upon, the outcome of the Scheme and no LGL Director has agreed to receive, or is entitled to receive, any benefit from Newcrest which is conditional on, or connected with, the Scheme (other than in their capacity as an LGL Shareholder).
15.5 No collateral benefits offered by Newcrest in last four months
During the period of four months before the date of this Scheme Booklet, none of Newcrest, any Newcrest Director or any associate of Newcrest gave, or offered to give or agreed to give a benefit to another person which was likely to induce the person or an associate of the other person to:
(a)	vote in favour of the Scheme; or

(b)	dispose of any LGL Shares,
where the benefit was not offered to all LGL Shareholders.

15 Additional information continued	396
15.6 LGL Directors’ interests in contracts with Newcrest
No LGL Director has any interest in any contract entered into by Newcrest, except as described below.
Mr Brook is a non-executive director of Boart Longyear Limited which provides drilling services to Newcrest. Contracts are entered into in the normal course of business, on an arm’s length basis.
15.7 LGL Executive Share Plan and LGL Employee Share Ownership Plan
LGL introduced the LGL Executive Share Plan in 2006 following its approval by shareholders at the 2006 annual general meeting. The LGL Executive Share Plan was designed to provide long-term incentives for senior employees to deliver long-term shareholder returns. Under the LGL Executive Share Plan, participants are granted share rights which vest if and to the extent certain performance conditions are met. On vesting, the participants are entitled to exercise the share rights and receive one LGL Share for each vested share right. In accordance with the rules of the LGL Executive Share Plan, the LGL Board has determined that, if LGL Shareholders approve the Scheme at the Scheme Meeting, then unvested share rights will vest with pro-rata entitlements calculated by reference to the scheduled Implementation Date of the Scheme. It is the intention of the LGL Board that any LGL Shares required to satisfy the exercise of the share rights will be purchased on-market.
LGL introduced the LGL Employee Share Ownership Plan in 2008 to assist in motivation and retention of employees at the Lihir Island operation. Under the LGL Employee Share Ownership Plan, LGL Shares were to be acquired and would have been held in trust for the benefit of employees who continue to be employed with LGL as at 1 January 2011. If LGL Shareholders approve the Scheme at the Scheme Meeting, LGL proposes to offer participants the ability to vary their rights under the LGL Employee Share Ownership Plan to receive a cash payment from LGL in satisfaction of their rights and in lieu of LGL acquiring LGL Shares on their behalf. If participants do not elect to receive this cash payment, then LGL proposes that, in accordance with the terms of the trust deed for the LGL Employee Share Ownership Plan, the LGL Employee Share Ownership Plan shares will vest on the Effective Date of the Scheme and will be acquired by Newcrest under the Scheme.
This will ensure that outstanding share rights under the LGL Executive Share Plan and share grants under the LGL Employee Share Ownership Plan are acquired by Newcrest or are otherwise able to be dealt with before the Record Date.
15.8 LGL Board’s intentions
If the Scheme becomes Effective, the Scheme Shares will be transferred from the Scheme Participants to Newcrest, the LGL Directors will retire and Newcrest has informed LGL that it intends to appoint in their place nominees of Newcrest (see section 9.3(e)). Until that time, the LGL Board intends to continue to conduct the businesses of LGL in the ordinary course. If the Scheme does not become Effective, the LGL Board intends to continue to conduct the businesses of LGL in the best interests of LGL Shareholders.
15.9 Newcrest Directors’ interests in marketable securities of Newcrest
As at the date of this Scheme Booklet, the Newcrest Directors and their Relevant Interests in Newcrest securities are:

		NUMBER OF NEWCREST SECURITIES OVER
NAME	POSITION	WHICH A RELEVANT INTEREST IS HELD
Donald Mercer	Chairman	15,546	[1]
Ian Smith[2]	Managing Director and CEO	4,235
Gregory Robinson[3]	Executive Director	4,235
Timothy Poole	Non-executive Director	4,235	[1]
John Spark	Non-executive Director	18,695	[1]
Richard knight	Non-executive Director	20,000	[1]
Richard Lee	Non-executive Director	20,000	[1]
Vince Gauci	Non-executive Director	3,400	[1]

Notes

1	Indicates an indirect Relevant Interest.

2	Ian Smith holds 423,570 share rights (some unvested) under certain Newcrest incentive plans.

3	Gregory Robinson holds 112,041 share rights (some unvested) under certain Newcrest incentive plans.
No Newcrest Director had a Relevant Interest in any Newcrest security except as disclosed in this section 15.9. Except as set out in this section 15, no Newcrest Director, or any person associated with a Newcrest Director, acquired or disposed of Newcrest securities in the period of four months ending on the day immediately before the date of this Scheme Booklet.

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15.10 Interests in LGL held by Newcrest and Newcrest Directors
As at the date of this Scheme Booklet, Newcrest has no Relevant Interest in any securities of LGL.
As at the date of this Scheme Booklet, the Relevant Interests in LGL securities held by Newcrest Directors are as follows:

		NUMBER OF LGL SECURITIES OVER
NAME	POSITION	WHICH A RELEVANT INTEREST IS HELD
Richard Lee	Non-executive Director	20,000	[1]

Note

1	Indicates an indirect Relevant Interest.
No Newcrest Director, or any person associated with a Newcrest Director, acquired or disposed of LGL securities in the period of four months ending on the day immediately before the date of this Scheme Booklet.
15.11 No dealings in securities of LGL in previous four months
Except for the Scheme Consideration, neither Newcrest nor any of its associates acquired or disposed of a Relevant Interest in any securities of LGL in the period of four months ending on the day immediately before the date of this Scheme Booklet.
15.12 Payments and other benefits to Newcrest Directors
Other than as disclosed in this Scheme Booklet, or as permitted pursuant to the provisions of Newcrest’s Constitution in relation to additional services performed by any Newcrest Director which in the Newcrest Board’s opinion are outside the scope of the ordinary duties of a Newcrest Director, including serving on board committees, no Newcrest Director will receive any payment or other benefit through the Scheme.
15.13 Exploration Results, Mineral Resources and Ore Reserves information
The information in this Scheme Booklet that relates to Ore Reserves at Bonikro and Mount Rawdon is based on information compiled by Nicholas Spicer. Nicholas Spicer is an employee of LGL Services Australia Pty Ltd (a company that provides management services to LGL), and is not independent for NI 43-101 purposes. Nicholas Spicer is a member of the Australasian Institute of Mining and Metallurgy, a Competent Person under the JORC Code, and a qualified Person for purposes of NI 43-101 in Canada. Nicholas Spicer consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.
The information in this Scheme Booklet that relates to Mineral Resources at Lihir Island, Bonikro and Mount Rawdon, and Exploration Results from Côte d’Ivoire is based on information compiled by Roy kidd. Roy kidd is an employee of LGL Services Australia Pty Ltd (a company that provides management services to LGL), and is not independent for NI 43-101 purposes. Roy kidd is a member of the Australian Institute of Geoscientists, a Competent Person under the JORC Code, and a qualified Person for purposes of NI 43-101 in Canada. Roy kidd consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.
The information in this Scheme Booklet that relates to Ore Reserves at Lihir Island is based on information compiled by David Grigg. David Grigg is an employee of LGL, and is not independent for NI 43-101 purposes. David Grigg is a member of the Australasian Institute of Mining and Metallurgy, a Competent Person under the JORC Code, and a qualified Person for purposes of NI 43-101 in Canada. David Grigg consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.
The information in this Scheme Booklet that relates to Exploration Results, Mineral Resources and Ore Reserves with regard to Newcrest is based on information compiled by C. Moorhead. C. Moorhead is Newcrest’s Executive General Manager Minerals, and is not independent for NI 43-101 purposes. C. Moorhead is a Member of the Australasian Institute of Mining and Metallurgy, a Competent Person as defined under the JORC Code, and a qualified Person for purposes of NI 43-101 in Canada. C. Moorhead consents to the inclusion in the Scheme Booklet of the matters based on his information in the form and context in which it appears.
Ore Reserves and Mineral Resources included herein are presented in accordance with the JORC Code. For NI 43-101 purposes, if presented in accordance with CIM Definition Standards on Ore Resources and Mineral Reserves adopted by the CIM counsel, the presentation would be materially the same.

15 Additional information continued	398
Investors should note that it is a requirement of the Listing Rules of ASX that the reporting of Ore Reserves and Mineral Resources in Australia comply with the JORC Code, whereas mining companies in other countries may be required to report their mineral reserves and/or resources in accordance with other guidelines. Investors should note that while Newcrest’s Ore Reserve and Mineral Resource estimates comply with the JORC Code, they may not comply with the relevant guidelines in other countries. See section 15.15 for a discussion of certain differences between reporting obligations under the JORC Code and SEC Industry Guide 7.
15.14 Cautionary note to foreign shareholders
This Scheme Booklet has been prepared having regard to PNG and Australian disclosure requirements. Financial information in this Scheme Booklet has been prepared in accordance with IFRS and is presented in abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the PNG Companies Act (in the case of financial information of LGL) or in an annual report prepared in accordance with the Australian Corporations Act (in the case of financial information of Newcrest and the Merged Group).
PNG and Australian disclosure requirements and IFRS may be different from those applicable in other jurisdictions.
LGL Shareholders whose address, as shown in the LGL Register, is in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United kingdom (certain LGL Shareholders only – see section 14.14(a)), Canada, Singapore, Hong kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, should refer to section 14.14.
15.15 United States shareholders
(a) US securities laws
This Scheme Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act. The New Newcrest Shares to be issued under the Scheme have not been and will not be registered under the US Securities Act.
Newcrest and LGL intend to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereunder in connection with the implementation of the Scheme and the issue of New Newcrest Shares. Approval of the Scheme by the Court will be relied upon by Newcrest and LGL for the purpose of qualifying for the Section 3(a)(10) exemption.
None of the SEC, any US state securities commission or any other US regulatory authority has passed comment upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary may be a criminal offence.
The Scheme involves the securities of Newcrest, a non-US company. The Scheme is subject to disclosure requirements under PNG law that are different from those of the United States. Financial information included in this Scheme Booklet has been prepared in accordance with IFRS that may not be comparable to the financial statements and financial information provided by US companies.
It may be difficult for US LGL Shareholders and LGL ADS holders to enforce their rights and any claim they may have arising under US federal or state securities laws. LGL is incorporated in PNG and Newcrest is incorporated in Australia, and some or all of their respective officers and directors are residents of Australia. US LGL Shareholders may not be able to sue a PNG or Australian company or its officers or directors in a PNG or Australian court for violations of US securities laws. It may be difficult to compel a PNG or Australian company and its affiliates to subject themselves to a US court’s judgment.
(b) Pro forma financial information
The pro forma historical financial information included in this Scheme Booklet does not purport to be in compliance with Article 11 of Regulation S-X of the SEC. Under Article 11, pro forma income statements must be presented assuming the Scheme has been consummated at the beginning of the first fiscal year presented and may only include adjustments which give effect to events that are:
•	directly attributable to the transaction;

•	expected to have a continuing impact on the entity; and

•	factually supportable.
Many of the pro forma adjustments made in arriving at the pro forma historical financial information included in this Scheme Booklet would not be permissible under the SEC’s rules and regulations on pro forma financial presentations.

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(c) Delisting from NASDAQ and termination of SEC registration
LGL’s ADSs currently are listed on NASDAq. After the Scheme becomes Effective, Newcrest Shares will continue to be listed on ASX and Newcrest’s “level 1” ADR program (which is not listed on a US national securities exchange) will remain in place (refer to section 8.23). However, LGL ADSs will be delisted from NASDAq following implementation of the Scheme, and Newcrest has stated that it does not intend to list its ADRs on NASDAq or any other US national securities exchange after the Scheme becomes Effective. In addition, although Newcrest will be deemed to succeed to LGL’s registration with the SEC under the US Exchange Act when the Scheme becomes Effective, Newcrest has further advised that, provided it satisfies the applicable requirements of Rule 12h-6(d) under the US Exchange Act, it intends to terminate such registration under the US Exchange Act as soon as practicable following the time the Scheme becomes Effective. If Newcrest is able to terminate the registration of its shares under the US Exchange Act, it will not be subject to reporting obligations under, and other requirements of, the US Exchange Act and the rules and regulations thereunder, including the obligation to file an annual report on Form 20-F with the SEC, and will continue to maintain the exemption from registration under the US Exchange Act (and the reporting obligations under that Act) pursuant to Rule 12g3-2(b) under the US Exchange Act.
(d) Reserve and resource reporting
This Scheme Booklet includes certain information relating to LGL’s and Newcrest’s resources and reserves, as defined under the JORC Code. It is a requirement of the Listing Rules of ASX that reporting of reserves and resources in Australia must comply with the JORC Code. The JORC Code recognises a fundamental division between resources and reserves.
This Scheme Booklet uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. LGL Shareholders resident in the United States, including holders of LGL ADSs, are advised that while such terms are recognised and required by the JORC Code (use of which is mandated by ASX and permitted to be used in Canada under NI 43-101), the SEC does not recognise them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. LGL Shareholders resident in the United States, including holders of LGL ADSs, are cautioned not to assume that all or any part of resources, including Measured Mineral Resources or Indicated Mineral Resources, will ever be converted into Ore Reserves. LGL Shareholders resident in the United States, including holders of LGL ADSs, are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Mining companies that file registration statements or periodic reports with the SEC are required to report their reserves in accordance with SEC Industry Guide 7. The reporting requirements under the JORC Code and SEC Industry Guide 7 are different in certain material respects. In particular, SEC Industry Guide 7 does not recognise the classification referred to as “resources” in the JORC Code. As a result, SEC registrants are permitted only to report proven and probable reserves, and not resources.
15.16 Exclusivity arrangements
Under the Merger Implementation Agreement, prior to the commencement of the Exclusivity Period, LGL was permitted to enter into, continue or participate in any negotiation, discussion, arrangement or understanding with a third party in connection with a possible LGL Control Transaction (which was not solicited, invited or initiated (whether directly or indirectly) by a member of the LGL Group or any of their respective representatives or advisers after the date of the Merger Implementation Agreement) (Third Party Discussions).
LGL undertook that at the date of the Merger Implementation Agreement it would cease any existing negotiations or discussions in respect of any Competing Proposal, other material asset disposal or spin-off or other restructuring, other than Third Party Discussions.
LGL also undertook that, in the absence of a Superior Proposal being announced and recommended by the LGL Board, LGL would, at the commencement of the Exclusivity Period, cease any Third Party Discussions.
LGL agreed that except for Third Party Discussions prior to the commencement of the Exclusivity Period, on or after the date of the Merger Implementation Agreement, LGL would not (and would not communicate an intention to) solicit, invite or initiate any Competing Proposal or any enquiries, negotiations or discussions with a third party which may lead to a Competing Proposal (the No-Shop Restriction).

15 Additional information continued	400
LGL has also undertaken that, as and from commencement of the Exclusivity Period, it will not (and will not communicate an intention to), except with the prior written consent of Newcrest:
(a)	enter into, continue or participate in any negotiation, discussion, arrangement or understanding in connection with a possible Competing Proposal, other material asset disposal or spin-off or other restructuring; or

(b)	permit any third party to receive any non-public information in respect of any LGL Group member which may lead to that third party formulating, developing or finalising a Competing Proposal, other material asset disposal or spin-off or other restructuring.
The Exclusivity Period commenced on 8 June 2010.
These restrictions will not apply to the extent they require the LGL Board to take action or refuse to take any action with respect to a Competing Proposal (which was not solicited, invited or initiated (whether directly or indirectly) by an LGL Group member or any of its representatives or advisers in contravention of the No-Shop Restriction), if the LGL Board determines, in good faith and acting reasonably, that taking or refusing to take such action (as applicable) would constitute a breach of its fiduciary or statutory duties.
If LGL proposes to provide any non-public information in respect of any LGL Group member to a third party, it must also be provided to Newcrest at the same time (to the extent it has not already been disclosed to Newcrest).
If LGL receives a Competing Proposal that it may consider to be superior to the Scheme, and proposes to change, qualify or withdraw its recommendation that LGL Shareholders approve the Scheme, it must notify Newcrest five Business Days prior to doing so and, with that notice, provide Newcrest with all material terms of that Competing Proposal to allow Newcrest to propose a variation to the terms of the Scheme so that the Scheme would be superior to the Competing Proposal. LGL must consider the proposed variation in good faith, and if it considers that the proposed variation would result in the Scheme, as varied, being superior to the Competing Proposal, it must use its best endeavours to agree any amendments to the terms of the Scheme and the Merger Implementation Agreement.
LGL also undertook to procure that no member of the LGL Group would take or refuse to take any action that would breach the arrangements set out in the Merger Implementation Agreement.
15.17 Break fee
Under the Merger Implementation Agreement, LGL must pay to Newcrest an amount of US$60 million (only once and without withholding or set off) as compensation for the actual costs (including adviser costs and out of pocket expenses) and reasonable opportunity costs of Newcrest if any of the following occurs:
(a)	the LGL Board or any LGL Director:
(i)	changes, qualifies or withdraws the unanimous recommendation contained in the Announcement that LGL Shareholders approve the Scheme and elect to receive either the Mixed Consideration or the Maximum Share Consideration or the statement contained in the Announcement that each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme (in the absence of a Superior Proposal and subject to the Independent Expert opining that the Scheme is in the best interests of LGL Shareholders); or

(ii)	makes any public statement that is fundamentally inconsistent with the statement and recommendation referred to in paragraph 15.17(a)(i) above, in either case other than where, in the Independent Expert’s Report, the Independent Expert opines that the Scheme is not in the best interests of LGL Shareholders (provided that the reasons for the Independent Expert’s conclusions do not include the existence of a Competing Proposal);

(b)	a Superior Proposal is announced and recommended or supported by the LGL Board or any LGL Director;

(c)	a Competing Proposal is announced before the End Date and, as contemplated by that Competing Proposal, a third party acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of LGL before the first anniversary of the date of the Merger Implementation Agreement; or

(d)	the Merger Implementation Agreement is terminated by Newcrest pursuant to:
(i)	a material breach of the Merger Implementation Agreement by LGL (other than for a breach of LGL’s obligation to use reasonable endeavours to ensure that all information provided by LGL and its representatives to Newcrest and its representatives on or after the date of the Merger Implementation Agreement is accurate and not misleading or where there is no material detriment for Newcrest, LGL or the Scheme), at any time before 8.00am on the Second Court Date; or

(ii)	the occurrence of an LGL Regulated Event.

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15.18 Termination of Merger Implementation Agreement
The Merger Implementation Agreement may be terminated by either LGL or Newcrest by notice to the other:
(a)	if a condition precedent in the Merger Implementation Agreement for the benefit of that party is not satisfied (or waived where permitted) by 5.00pm on the day before the Second Court Date (subject to any appeal process pursuant to the Court’s failure to approve the Scheme in accordance with section 250 of the PNG Securities Act); or

(b)	if the other party breaches any term of the Merger Implementation Agreement at any time before 8.00am on the Second Court Date and that breach is material in the context of the Scheme as a whole (provided that, if such breach is reasonably capable of remedy, notice of the material breach is given by the party not in breach and the material breach has not been remedied within five business days of that notice).
Newcrest may terminate the Merger Implementation Agreement at any time before 8.00am on the Second Court Date by notice to LGL if:
(a)	there is an LGL Regulated Event or an LGL Material Adverse Change (provided that notice of the relevant circumstances are provided to LGL and the relevant circumstances continue to exist for a period of five business days from the time such notice is given); or

(b)	an LGL Director publicly changes, qualifies or withdraws their statement that the Scheme is in the best interests of LGL Shareholders or their recommendation that LGL Shareholders approve the Scheme, or publicly recommends, promotes or endorses a Competing Proposal.
LGL may terminate the Merger Implementation Agreement at any time before 8.00am on the Second Court Date by notice to Newcrest if:
(c)	there is a Newcrest Regulated Event or a Newcrest Material Adverse Change (provided that notice of the relevant circumstances are provided to Newcrest and the relevant circumstances continue to exist for a period of five business days from the time such notice is given); or

(d)	the break fee of US$60 million is payable by LGL and has been paid in full to Newcrest (see section 15.17 above for further information).
15.19 Other information material to the decision by LGL Shareholders in relation to the Scheme
Except as set out in this Scheme Booklet, there is no information material to the making of a decision by an LGL Shareholder whether or not to agree to the Scheme, being information that is within the knowledge of the LGL Directors, at the date of this Scheme Booklet, and which has not previously been disclosed to the LGL Shareholders.
15.20 Conditions precedent to the implementation of the Scheme
Implementation of the Scheme is subject to the following conditions precedent:
(a)	LGL Board recommendation – The LGL Board unanimously recommends that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal, or the Independent Expert opining that the Scheme is not in the best interests of LGL Shareholders, and does not withdraw or vary that recommendation.

(b)	Independent Expert’s Report – The Independent Expert providing an opinion that the Scheme is in the best interests of LGL Shareholders.

(c)	LGL Shareholder approval – The Scheme is approved by the Required Majority of LGL Shareholders at the Scheme Meeting.

(d)	Court approval – The Scheme is approved by the Court in accordance with section 250 of the PNG Companies Act (subject to any conditions ordered by the Court and approved in writing by LGL and Newcrest).

(e)	No LGL Material Adverse Change or LGL Regulated Event – No LGL Regulated Event nor LGL Material Adverse Change occurring between the date of the Merger Implementation Agreement and 8.00am on the Second Court Date.

(f)	No Newcrest Material Adverse Change or Newcrest Regulated Event – No Newcrest Regulated Event nor Newcrest Material Adverse Change occurring between the date of the Merger Implementation Agreement and 8.00am on the Second Court Date.

(g)	Regulatory approvals – Before 8.00am on the Second Court Date, all Regulatory Approvals required to implement the Scheme are obtained and not withdrawn.

(h)	ASx quotation – ASX approving the quotation of the New Newcrest Shares.

15 Additional information continued	402
(i)	Key Material Contracts – To the extent that implementation of the Scheme would require consent or trigger any right of termination or other material right in favour of a person (other than a member of the LGL Group) or any material liability owed by a member of the LGL Group under a key Material Contract, each required consent, waiver of each such right, and release of each such liability, is obtained (including in favour of the Merged Group on terms no more onerous than those applying to LGL) and not withdrawn (and, where given conditionally, subject to conditions acceptable to Newcrest).

(j)	No Superior Proposal – As at 8.00am on the Second Court Date, LGL has not entered into any agreement with a third party in relation to a Superior Proposal that has been announced and recommended by the LGL Board.

(k)	Warranties – Each representation and warranty given by LGL and Newcrest under the Merger Implementation Agreement is true and correct in all material respects as at the date of the Merger Implementation Agreement and as at 8.00am on the Second Court Date.

(l)	No person to acquire 25% of LGL Shares – No person (other than a Newcrest Group member or an existing institutional or portfolio investor in LGL) acquires a relevant interest (within the meaning of sections 608 and 609 of the Australian Corporations Act) in 25% or more of LGL Shares.

(m)	No restraint – No order or legislative restraint, whether permanent or temporary, being issued by a Governmental Agency that restricts the implementation of the Scheme.

(n)	Tax rulings – Newcrest and LGL obtain any income tax or other tax rulings agreed by LGL and Newcrest to be reasonably necessary to implement the Scheme.
The conditions precedent to the implementation of the Scheme are set out in full in the Merger Implementation Agreement, a copy of which is included as Attachment B to this Scheme Booklet.
As at the date of this Scheme Booklet, neither Newcrest nor LGL is aware of any reason why any of the conditions precedent to the implementation of the Scheme will not be satisfied by the required date. LGL and Newcrest have applied for all the Regulatory Approvals they believe are required to implement the Scheme.
15.21 Comparison of corporations and takeovers regulation in PNG and Australia
While the regime in Australia in relation to the regulation of corporations and takeovers is generally similar to the equivalent regime in PNG, there are some differences (for example, the Australian regime in general is more detailed). Some of the key elements of corporations and takeovers regulation are summarised in the table below. The comparison below is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. LGL Shareholders should consult with their own legal adviser if they require further information.

	AUSTRALIA	PNG
Source of corporate regulation	Corporations are regulated principally by the Australian Corporations Act, and by Australian general law.	Corporations are regulated by the PNG Companies Act, the issue of any dealings in securities of corporations are regulated by the PNG Securities Act, and both companies and the issue of and dealing in securities are regulated by the underlying law of PNG.

Regulatory supervision of corporations	The relevant regulatory agency in Australia is ASIC, which administers the Australian Corporations Act and has broad supervisory powers over corporations and dealings in securities.	The relevant regulatory agency in PNG is the PNG Registrar of Companies (which administers the PNG Companies Act) and the PNG Securities Commission (which administers the PNG Securities Act).

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	AUSTRALIA	PNG
Calling shareholder meetings	Shareholders with at least 5% voting rights may call a meeting or request the directors of a company to call a meeting. The request may also be made by at least 100 shareholders entitled to vote on a resolution.

	The required notice period to shareholders to call a general meeting is 28 days.	Shareholders with at least 5% voting rights may require the board to call a special meeting. The required notice period to shareholders to call a general meeting is 14 days.

Voting requirements	Unless required by the Australian Corporations Act or a company’s constitution, resolutions of a company generally require a simple majority of votes cast on the resolution. The Australian Corporations Act requires certain matters to be resolved by special resolution, (which requires 75% of the votes cast on the resolution), including:

•    amendment or repeal of the constitution;

•    a selective capital reduction or a selective buy-back of shares (unless agreed to by all ordinary shareholders at a general meeting);

•    change of company name;

•    the giving of financial assistance by the company for the acquisition of its shares (unless agreed to by all ordinary shareholders at a general meeting); and

•    voluntary winding up.
As a general rule, the PNG Companies Act provides that power reserved to shareholders is to be exercised by ordinary resolution, which is a simple majority of those shareholders entitled to vote. For certain matters voting on the question is by special resolution (which is a majority of 75% of votes cast on the resolution – unless a company’s constitution requires a higher majority) including:

•    the adoption, alteration or revocation of a company’s constitution;

•    a Major Transaction (see below);

•    change of company name;

•    an amalgamation of a company under the PNG Companies Act (other than by scheme of arrangement); and

•    the placement of a company into liquidation.

Where the company directors have exceeded their powers in the conduct of the company’s affairs, the shareholders may resolve to approve the conduct (approval by ordinary resolution is required in less serious circumstances and unanimous assent of all shareholders is required in more serious circumstances).

Major transactions	Shareholders are not required to vote on a major transaction entered into by the company unless, if the company is listed, there is a significant change to the nature or scale of that company’s activities or the transaction is with a ‘person of influence’ (in which case, approval by ordinary resolution of shareholders may be required under the Listing Rules) or if the significant change involves the company disposing of its main undertaking (in which case, approval by ordinary resolution of shareholders is required).	Shareholders are required to vote on Major Transactions (which are broadly defined under the PNG Companies Act to include an acquisition, disposal or other transaction with a value that is more than half the value of the assets of the company), which require approval by special resolution of shareholders.

15 Additional information continued	404

	AUSTRALIA	PNG
Minority shareholder buy-out rights	Minority shareholders do not have a right to request the company to buy-out their shares (other than in certain circumstances in a takeovers context). However, the Australian Corporations Act permits a company to be ordered to buy-out minority shareholders’ shares if the company is being conducted oppressively or in an unfairly prejudicial way.	Minority shareholders voting against a resolution to approve a Major Transaction, an alteration of the company’s constitution which imposes or removes a restriction on the activities of the company, or an amalgamation under the PNG Companies Act (other than by scheme of arrangement) which is approved by shareholders have a right to be bought out by the company at a fair and reasonable value.

Shareholder proceedings	Shareholders of a company may bring an action in cases where the conduct of the company’s affairs, an act or a resolution, is contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholder or shareholders, whether in their capacity as a shareholder or any other capacity.

Shareholders or former shareholders may also bring an action on behalf of the company if permission is given by the court. Such permission is likely to be granted where the court is satisfied that:

•    the company will not itself bring the proceedings or properly take responsibility for such actions;

•    the applicant is acting in good faith;

•    it is in the best interests of the company that the applicant be granted leave or given permission;

•    there is a serious question to be tried; and

•    either at least 14 days before making application, the applicant gave notice to the company of its intention to apply for leave and of its reasons, or it is appropriate to grant leave.
Shareholders or former shareholders may bring an action against a director for breach of a duty owed to that person as a shareholder, but may not recover any loss relating to the value of shares by reason only of a loss suffered or a gain forgone by the company.

Shareholders or former shareholders of a company may also bring an action if they consider the affairs of the company have been, or are being, or are likely to be, conducted in a manner that is, or is likely to be, oppressive, unfairly discriminatory, or unfairly prejudicial to them as shareholders or in any other capacity.

A shareholder or director of a company may bring an action on behalf of the company or may intervene in action to which the company is a party for the purposes of continuing, defending or discontinuing the proceedings if leave is granted by the court. In determining whether to grant leave, the court must have regard to:

•    the likelihood of the proceedings succeeding;

•    the costs of the proceedings in relation to the relief likely to be obtained;

•    any action already taken by the company to obtain the relief; and

•    the interests of the company in the proceedings.

Leave may be granted only where the court is satisfied that either:

•    the company does not intend to bring, diligently continue or defend, or discontinue the proceedings; or

•    it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of shareholders as a whole.

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	AUSTRALIA	PNG
Inspection of company books	Shareholders of a company have statutory rights to inspect and obtain copies of the register (of members, optionholders or debenture holders), the constitution, and non-confidential documents of that company lodged with ASIC.

Shareholders may inspect the books of a company under a court order which may be granted where the court is satisfied that the applicant is acting in good faith and the inspection is to be made for a proper purpose.	Shareholders may inspect certain records of a company (including its members’ register and minutes of meetings of shareholders), for payment of a prescribed fee.

Shareholders may inspect and make copies of the records of the company under a court order which may be granted where the court is satisfied the shareholder is acting in good faith and the inspection is proposed to be made for proper purpose, and the person appointed to make the inspection is registered as a registered company auditor.

Dividends	The board of directors of a company may determine that a dividend is payable and fix the amount, time and method of payment. Dividends may only be paid out of profits of the company and directors need to be satisfied that they have not breached their duty to prevent insolvent trading by the company following the making of dividends or any other distributions.	The board of directors of a company must authorise the making of all dividends and other distributions to shareholders. Directors need to be satisfied that the company is solvent immediately following the making of dividends or distributions.

Directors’ duties	Broadly, under the Australian Corporations Act and general law, directors and officers of the company are subject to duties to:

•     act in the good faith in the best interest of the company;

•     act for proper purpose;

•     not fetter their discretion (directors only);

•     exercise care, skill and diligence;

•     avoid conflicts of interests;

•     not use their position to their or someone else’s advantage; and

•     not misappropriate company property.
Under the PNG Companies Act and the underlying law of PNG, directors of the company are subject to equivalent duties to those under Australian law.

Remuneration of directors and officers	Under the Listing Rules of ASX, the maximum amount to be paid to directors for their services as directors (other than the salary of an executive director) is not to exceed the amount approved by shareholders at a general meeting.

Shareholders of listed companies have the right under the Australian Corporations Act to participate in a non-binding vote, to be held at an annual general meeting, on the adoption of the remuneration report of a company. The remuneration report is included in the directors’ report and is required to contain a discussion of the board of directors’ policy in relation to remuneration of key management personnel of the company.	The POMSoX Listing Rules contain the same restrictions on payments to directors as the ASX Listing Rules.

Under the PNG Companies Act, shareholders have a general right to pass a resolution at a meeting relating to the management of the company, which would extend to the remuneration of directors and officers. That resolution is not binding on the board of the company unless the company’s constitution provides otherwise.

15 Additional information continued	406

	AUSTRALIA	PNG
Retirement benefits	Following the Corporations Amendment (Accountability on Termination Payments) Act 2009 (Australia) coming into effect, the Australian Corporations Act was amended to significantly reduce retirement or termination benefits that can be paid to company directors, senior executives and key management personnel without shareholder approval. That threshold was previously up to seven times the director’s or officer’s total remuneration, but that has now been reduced to the equivalent of one year’s base salary. benefits above that limit can only be paid with shareholder approval.	The PNG Companies Act does not prescribe limits on retirement or termination benefits.

Directors’ declarations of interest	A director who has a material personal interest in a matter that relates to the affairs of the company may be required under the Australian Corporations Act to give the other directors notice of that interest. That director must not be present at a meeting where the matter is being considered or vote on the matter unless the other directors or ASIC approve, or the matter is not one which requires disclosure under the Australian Corporations Act. The failure of a director to disclose a material personal interest, or voting despite a material personal interest, does not affect the validity of any act in which the director has an interest.	A director of a company is “interested in a transaction” to which the company is a party if that director may derive a material financial benefit from the transaction, has a material financial interest in, or is a director, officer or trustee of a party to the transaction, is the parent, child or spouse of another party to the transaction, or is otherwise directly or indirectly materially interested in that transaction. The director must give notice of the interest to the company and the other directors, but may vote on the transaction if permitted by the constitution. The failure of a director to disclose their interest in a transaction does not affect the validity of a transaction entered into by the company or the director. The transaction may be avoided by the company within three months of disclosure to shareholders unless the company derives fair value from the transaction.

Lihir Gold Limited Scheme Booklet	407

AUSTRALIA	PNG
Related party transactions	A public company is prohibited under the Australian Corporations Act from giving a related party (which includes any entity which controls that company, a director of that company, directors of any entity which controls that company and, in each case, spouses and certain relatives of such persons) a financial benefit unless it obtains the approval of shareholders and gives the benefit within 15 months after approval, or, the financial benefit is exempt. Exempt financial benefits include indemnities, insurance premiums and payments for legal costs which are not otherwise prohibited by the Australian Corporations Act and benefits given on arm’s length terms.	The PNG Companies Act does not contain such restrictions, except to the extent contained in the “interested director” provisions described above. The POMSoX Listing Rules contain the same restrictions on related party transactions as the ASX Listing Rules.

However, in the event of liquidation, there is specific provision which allows the liquidator to recover an amount from a related company or party to the extent that the company has paid an excessive amount for or disposed of for, an inadequate amount, any business property or services, within five years before the commencement of the liquidation.

The Listing Rules of ASX prohibit a listed company from acquiring a substantial asset (an asset the value of or consideration for which is 5% or more of the entity’s equity interests) from, or disposing of a substantial asset to, certain related parties of the company, unless it obtains the approval of shareholders. The related parties include a director, a person who has or has had in the prior six month period an interest in 10% or more of the shares in the company and, in each case, any of their associates. The provisions apply even where the transaction may be on arm’s length terms.

The Listing Rules of ASX also prohibit a listed company from issuing, or agreeing to issue, shares to a director or a related party unless it obtains the approval of shareholders or the share issue is exempt. Exempt share issues include issues made pro rata to all shareholders, under an underwriting agreement, under a dividend or distribution plan, or under an approved employee incentive plan.

15 Additional information continued	408

	AUSTRALIA	PNG
Issue of new shares	Subject to specified exceptions (for pro rata issues, etc), the Listing Rules of ASX apply to restrict a listed company from issuing, or agreeing to issue, more ordinary shares than the number calculated as follows in any 12 month period unless shareholder approval is provided:	The POMSoX Listing Rules contain the same restrictions as the ASX Listing Rules.

15% of the total of:

• the number of fully paid ordinary shares on issue 12 months before the date of the issue or agreement; plus

• the number of fully paid ordinary shares issued in the 12 months under a specified exception; plus

• the number of partly paid ordinary shares that became fully paid in the 12 months; plus

• the number of fully paid ordinary shares issued in the 12 months with shareholder approval; less

• the number of fully paid ordinary shares cancelled in the 12 months,

less the number of ordinary shares issued or agreed to be issued in the 12 months before the date of issue or agreement to issue, but not under a specified exception or with shareholder approval.

Limits on the acquisition of shares	Broadly, there are two relevant share ownership thresholds:

•    20% – below this threshold, shares can be acquired without restriction (other than certain substantial shareholder notice requirements). At or above this threshold, acquisitions are prohibited (subject to certain exceptions, including an acquisition approved by other shareholders) unless a takeover offer is made (except that creeping acquisitions of 3% in any period of six months can be made at any time where the shareholder has held at least 19% for the six months prior to the acquisition); and

•    90% – at or above this threshold, the remaining minority shares can be compulsorily acquired.
Broadly, there are three share ownership thresholds relevant to the bidder:

•    20% – below this threshold, shares can be acquired without restriction. At or above this threshold, acquisitions are prohibited (subject to certain exceptions, including an acquisition approved by other shareholders) unless a takeover offer is made;

•    50% – above this, creeping acquisitions of 5% in any period of 12 months can be made; and

•    90% – at or above this threshold, the remaining minority shares can be compulsorily acquired.

On-market takeover bids	A bidder may make an on-market offer for a company’s shares if the offer is for cash consideration and is unconditional. The market offer must be for all securities of the relevant class.	A bidder is not permitted to make an on-market takeover bid.

Lihir Gold Limited Scheme Booklet	409

	AUSTRALIA	PNG
Partial bids	A bidder may make a partial off-market bid (a bid to acquire a proportion of the company’s shareholdings), subject to the offer being an offer for a set proportion of each offeree’s holding.	A bidder may make a partial bid if the offer is conditional on the bidder acquiring more than 50% of the shares in the company, unless the company agrees to a lesser percentage by resolution in a general meeting.

Takeover offer period	The takeover offer period is at least one month, and not more than 12 months.	As a general rule, the takeover offer period is between 30 and 90 days. However, where the offer is a full offer (i.e., for all of the shares not held by the bidder), and there are no conditions in the offer requiring a minimum level of acceptances, or any such conditions have been satisfied, then the offer period may be extended beyond the maximum period of 90 days by up to a further 60 days.

Extension of takeover offer period	An on-market takeover offer period can be extended by the bidder at any time at least five trading days before the end of the offer period or during the last five trading days if a competitor makes or announces a competing offer for the same class of shares.	An offer may be extended at any time up to 14 days before the end of the offer period, and must remain open for at least 14 days after the variation notice has been sent. The offer period must still be within the limits set out above.

An off-market takeover offer period can be extended:

•    at any time before the end of the offer period (but not where the bid is subject to a condition, which if not satisfied renders the takeover bid unsuccessful, and the required notice is given, and there is no competing offer for the same class of shares); or

• if within the last seven days of the offer period, the offer is varied to improve the consideration offered (in which case, the offer period is extended by 14 days after the event).

In either on-market or off-market takeovers, the takeover period automatically extends if within the last seven days, the bidder’s voting power in the target increases to more than 50% (in which case, the offer period is extended by 14 days after the event).

Frustrating action in the context of a takeover bid	If the company undertakes defensive measures which frustrate the opportunity for its shareholders to decide on the merits of an offer, such actions may breach the fiduciary and other duties of the directors of that company under general law and the Australian Corporations Act.

	Actions which trigger defeating conditions of the takeover bid must, as a general rule, be subject to target company shareholder approval (by ordinary resolution).	Defensive measures of this kind may breach the fiduciary duties and other duties of the directors of the company under general law and the PNG Companies Act. There is a specific prohibition under the Takeovers Code 1998 (PNG) on a company frustrating the opportunity for its shareholders to decide on the merits of an offer, except where the relevant action has been approved by shareholders or the PNG Securities Commission.

15 Additional information continued	410

	AUSTRALIA	PNG
Scheme voting thresholds	Where a merger is effected by a scheme of arrangement under Part 5.1 of the Australian Corporations Act, the relevant shareholder approval majorities are 75% of the votes cast on the resolution and, unless the Australian court orders otherwise, a majority in number of the members present and voting on the resolution in person or by proxy.	The majority required to approve a scheme of arrangement under the PNG Companies Act is determined by the Court, and is normally 75% of shareholders present and voting on the resolution.

Regulation of schemes of arrangement	ASIC must be provided with a copy of the scheme booklet at least 14 days prior to the court hearing of an application for a scheme of arrangement under the Australian Corporations Act, and can review or examine the terms of the scheme or the scheme booklet. ASIC may make submissions to the court in relation to the scheme and the scheme booklet.	There is no equivalent of the Australian requirement for filing of the scheme booklet with the PNG Securities Commission. The Court will examine the scheme booklet and make an order as to the appropriateness of its contents.

Takeover disputes	The Takeovers Panel is the primary forum for resolving disputes about a takeover offer until the offer period has ended. The Takeovers Panel is an independent peer review body established by law, with part-time members appointed from the active members of Australia’s takeovers and business communities. No consent or approval from ASIC is required to apply to the Takeovers Panel.	Disputes in relation to takeovers may be heard by the Court if the PNG Securities Commission gives its consent to the making of an application or does not respond within 10 days of a request to consent to an application. The PNG Securities Commission is empowered to make restraining orders (having a duration of no more than 21 days) where it considers that a person may not have acted in compliance with the PNG Takeovers Code 1998 (PNG).

Winding up	Under the Australian Corporations Act, an insolvent company may be wound up by a liquidator appointed by either creditors or the court. Directors cannot use their powers after a liquidator has been appointed. If there are funds left over after payment of the costs of the liquidation, and payment to other priority creditors, including employees, the liquidator will pay these to unsecured creditors as a dividend. The shareholders rank behind the creditors and are, therefore, unlikely to receive any dividend in an insolvent liquidation.

Under the Australian Corporations Act, shareholders of a solvent company may decide to wind up the company if the directors are able to form the view that the company will be able to pay its debts in full within 12 months after the commencement of the winding up. A meeting at which a decision is made to wind up a solvent company requires at least 75% of votes cast by the shareholders present and voting.	Under the PNG Companies Act, a company may be put into liquidation by appointing a person as liquidator.

A liquidator may be appointed by a special resolution of shareholders, on the occurrence of an event specified in the constitution, or by the Court on application of the company, a director or shareholder, a creditor or the PNG Registrar of Companies. The Court has a discretion to appoint a liquidator where it is satisfied that:

•    the company is unable to pay its debts when they fall due;

•    the company or the board has persistently or seriously failed to comply with the PNG Companies Act; or

•    it is just and equitable that the company be put in liquidation.

The PNG Companies Act contains provisions equivalent to those in the Australian Corporations Act regarding payment of creditors’ claims and returns of any surplus to shareholders.

Lihir Gold Limited Scheme Booklet	411
15.22 Status of Regulatory Approvals
Newcrest has obtained from ASIC (on its own behalf and, where applicable, on behalf of LGL and others) the following exemptions from and modifications to the Australian Corporations Act:
•	Parts 6D.2 and 6D.3 in respect of the issue of New Newcrest Shares to Scheme Participants as Scheme Consideration;

•	the secondary on-sale restrictions in subsections 707(3) and (4) with respect to the on-sale of New Newcrest Shares issued to Scheme Participants in Australia without disclosure under Part 6D.2 in connection with the Scheme;

•	subsection 707(3) in relation to the proposed Sale Agent share sale process under the Scheme;

•	the requirements of Division 5A in Part 7.9 in relation to offers to purchase LGL Shares from Scheme Participants in connection with the Scheme;

•	the requirement of subsection 911A to obtain an Australian Financial Services Licence pursuant to section 911A in respect of any statement in this Scheme Booklet which may constitute ‘general advice’; and

•	section 601ED and Divisions 2 to 5 of Part 7.9 of the Corporations Act, and provisions of the Corporations Act relating to the requirement to hold a financial services licence, in relation to the proposed Sale Agent share sale process under the Scheme.
The abovementioned exemptions from and modifications of the Australian Corporations Act are subject to certain conditions, including the following:
•	the Scheme Booklet being provided to ASIC and ASIC being given at least 14 days for its review;

•	LGL including a statement in the Scheme Booklet to the effect that it contains all information material to the making of a decision by an LGL Shareholder whether or not to agree to the Scheme (being information that is within the knowledge of its directors and has not previously been disclosed to LGL Shareholders) (this statement appears at section 15.19); and

•	the Scheme is approved by a resolution of LGL Shareholders passed by 75% of the votes cast on the resolution.
ASX has granted waivers from Listing Rules 7.1 and 10.1 to the extent necessary to permit Newcrest to issue New Newcrest Shares to Scheme Participants (and any nominee in respect of a nominee share sale facility) under the Scheme without obtaining the approval of Newcrest Shareholders.
On 23 June 2010, Newcrest provided voluntary notification to the Foreign Investment Review Board of the Scheme under section 25 of the FATA for approval of the acquisition by Newcrest of all the LGL Shares and the issue of the New Newcrest Shares component of the Scheme Consideration. FIRB confirmed to Newcrest on 17 July 2010 that it had no objections to the proposal under the Australian Government’s foreign investment policy.
Newcrest has applied to the PNG Securities Commission (on its own behalf and, where applicable, on behalf of LGL and other relevant persons) for the following exemptions:
(a)	relief from section 53 and related provisions of the PNG Securities Act, in respect of the secondary sale restrictions applicable to New Newcrest Shares issued to Scheme Participants, the Sale Agent and any other person who makes an offer of New Newcrest Shares for sale; and

(b)	relief from rule 4 and related provisions of the Takeovers Code 1998 (PNG), in relation to Newcrest acquiring more than 20% of LGL without making a takeover bid under the Takeovers Code.
Newcrest will apply to the Investment Promotion Authority of PNG (on its own behalf and, where applicable, on behalf of LGL and its subsidiaries) for certification and re-certification under sections 30 and 32 of the Investment Promotion Act 1992 (PNG) after the Implementation Date.
As at the date of this Scheme Booklet, to the knowledge of Newcrest and LGL there are no other Regulatory Approvals necessary to implement the Scheme.

15 Additional information continued	412
15.23 Formal disclosures by LGL
(a) Interests of advisers
Other than as set out in this section 15 or elsewhere in this Scheme Booklet, no person named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet holds, or held at any time during the last two years before the date of this Scheme Booklet, any interest in:
(i)	the formation or promotion of Newcrest;

(ii)	any property acquired or proposed to be acquired by Newcrest in connection with its formation or promotion or the offer for allotment of the New Newcrest Shares; or

(iii)	the offer for allotment of New Newcrest Shares.
Other than as set out in this section 15 or elsewhere in this Scheme Booklet, no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to any of these persons for services rendered by them in connection with the preparation of this Scheme Booklet or in connection with the formation or promotion of LGL or in connection with the Scheme.
(b) LGL’s experts and fees
The persons performing a function in a professional or advisory capacity in connection with the Scheme and with the preparation of this Scheme Booklet on behalf of LGL are:
(i)	Blake Dawson as legal adviser in relation to Australian and PNG law;

(ii)	Sullivan & Cromwell, Melbourne office, as legal adviser in relation to United States law;

(iii)	Stikeman Elliott as legal adviser in relation to Canadian law;

(iv)	Greenhill Caliburn Pty Ltd as corporate adviser to LGL;

(v)	Macquarie Capital Advisers Limited as corporate adviser to LGL;

(vi)	Grant Samuel & Associates Pty Limited as the author of the Independent Expert’s Report;

(vii)	AMC Consultants Pty Ltd as the author of the Independent Technical Specialist’s Report; and

(viii)	PricewaterhouseCoopers Securities Ltd as the author of the Investigating Accountant’s Report.
Each of them will be entitled to receive professional fees charged in accordance with their normal basis of charging.
The fee for professional services paid or payable to the Independent Expert which has provided an Independent Expert’s Report is A$1,900,000 (plus GST). The fee for professional services paid or payable to the Independent Technical Specialist which has provided an Independent Technical Specialist’s Report is A$295,000 (including GST). The fee for professional services paid or payable to the Investigating Accountant which has provided an Investigating Accountant’s Report is US$250,000 (plus GST).
15.24 Consents and disclaimers
The following parties have given, and have not withdrawn before the date of this Scheme Booklet, their consent:
•	to be named in this Scheme Booklet in the form and context in which they are named; and

•	if applicable, to the inclusion of each statement it has made (if any) in the form and context in which the statements appear in this Scheme Booklet, and has not withdrawn that consent as at the date of this Scheme Booklet:
(a)	Blake Dawson as Australian and PNG legal counsel to LGL and to inclusion of the information in section 10;

(b)	Sullivan & Cromwell as US legal counsel to LGL;

(c)	Stikeman Elliott as Canadian legal counsel to LGL;

(d)	Greenhill Caliburn Pty Ltd as corporate adviser to LGL;

(e)	Macquarie Capital Advisers Limited as corporate adviser to LGL;

(f)	PricewaterhouseCoopers Securities Ltd as auditors of LGL;

(g)	Ernst & young as auditors of Newcrest;

Lihir Gold Limited Scheme Booklet	413
(h)	Grant Samuel & Associates Pty Limited as Independent Expert and to inclusion of the Independent Expert’s Report set out in section 11;

(i)	AMC Consultants Pty Ltd as Independent Technical Specialist and to inclusion of the Independent Technical Specialist’s Report set out in section 12;

(j)	PricewaterhouseCoopers Securities Ltd as Investigating Accountant and to inclusion of the Investigating Accountant’s Report set out in section 13;

(k)	Computershare Investor Services Pty Limited as the LGL Registry;

(l)	Colin Moorhead as Competent Person in relation to the compilation of Newcrest’s exploration results (see section 8); and

(m)	Roy kidd, Nicholas Spicer and David Grigg as Competent Persons in relation to the compilation of LGL’s Mineral Resources, Ore Reserves and Exploration Results (as the case may be) (see section 7.4).
Each of these persons:
•	has not authorised or caused the issue of this Scheme Booklet;

•	does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based, other than in respect of the portions of the information in section 10, Independent Expert’s Report, Independent Technical Specialist’s Report, Investigating Accountant’s Report, or reserves and resources information (as the case may be) prepared by them; and

•	to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement (if any) included in this Scheme Booklet with the consent of that party.
Newcrest has given, and has not withdrawn before the date of this Scheme Booklet, its consent to be named in this Scheme Booklet in the form and context in which it is named, on the basis set out in the “Responsibility for information” paragraph contained in the Important Notices section at the start of this Scheme Booklet.
15.25 Concise prospectus under PNG law
This Scheme Booklet contains the same disclosure required as if it were a concise prospectus prepared in accordance the PNG Securities Regulation. Sections 5.15, 7.9, 7.14, 7.15, 8.5, 8.10, 8.12, 8.20, 8.21, 8.22 and 10.1 refer to information contained in other documents not included in this Scheme Booklet. As well as being available free of charge to any LGL Shareholder on request, copies of these documents may be inspected at the PNG registered office of LGL at:
Level 7, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby NCD
Papua New Guinea, 121
The information contained in these documents will primarily be of interest to professional analysts, advisers or investors. These documents are not incorporated by reference in this Scheme Booklet.
15.26 Privacy
LGL may collect personal information in the process of implementing the Scheme. Such information may include the name, contact details and shareholdings of LGL Shareholders and the name of persons appointed by LGL Shareholders to act as a proxy, attorney or corporate representative at the Scheme Meeting. The primary purpose of the collection of personal information is to assist LGL to conduct the Scheme Meeting and implement the Scheme. Personal information of the type described above may be disclosed to the LGL Registry, print and mail service providers, authorised securities brokers and Related Bodies Corporate of LGL. LGL Shareholders have certain rights to access personal information that has been collected. LGL Shareholders should contact the LGL Registry in the first instance, if they wish to access their personal information. LGL Shareholders who appoint a named person to act as their proxy, attorney or corporate representative should ensure that they inform that person of these matters.

15 Additional information continued	414
15.27 Supplementary information
To the extent required by the Listing Rules, the Australian Corporations Act, PNG Companies Act, PNG Securities Act or any other applicable law, LGL will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of this Scheme Booklet and the date of the Scheme Meeting:
(a)	a material statement in this Scheme Booklet is false or misleading;

(b)	a material omission from this Scheme Booklet;

(c)	a significant change affecting a matter included in this Scheme Booklet; or

(d)	a significant new matter has arisen and it would have been required to be included in this Scheme Booklet if it had arisen before the date of this Scheme Booklet.
Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, LGL may circulate and publish the supplementary document by any or all of:
(e)	placing an advertisement in a prominently published newspaper that is circulated in PNG and Australia;

(f)	posting the supplementary document on LGL’s website;

(g)	making an announcement to ASX; or

(h)	issuing a supplementary explanatory statement.

GLOSSARY

415

16

CAUTION LOW CLEARANCE
KOMATSU
1576

The Mt Rawdon open pit in Queensland.

glossary The mt rawdon open pit in queensland.

16 Glossary continued	416

Definitions

ADR	American Depositary Receipt.

ADS	American Depositary Share.

Announcement	the announcement released by LGL and Newcrest on the Announcement Date titled “Newcrest and Lihir enter into Merger Implementation Agreement”.

Announcement Date	4 May 2010, the date on which LGL and Newcrest announced to ASX that they had entered into the Merger Implementation Agreement.

ASIC	the Australian Securities and Investments Commission.

ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532), the body that administers CHESS.

ASTC Settlement Rules	the operating rules of the licensed CS facility (as that term is defined in section 761A of the Australian Corporations Act) operated by ASTC.

ASx	ASX Limited (ABN 98 008 624 691) or, as the context requires, the Australian Securities Exchange.

ASx Trading Day	has the meaning given to the term “Trading Day” in the Listing Rules of ASX.

ATO	the Australian Taxation Office.

Australian Corporations Act	the Corporations Act 2001 (Australia).

Australian Government	the government of the Commonwealth of Australia.

Business Day	Monday to Friday inclusive, except New year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX or POMSoX declares is not a business day.

Cash Consideration	the cash component of the Scheme Consideration, ascertained in accordance with clause 4 of the Scheme.

Cash Consideration Cap	A$1 billion.

Cash Out Facility	the facility available to Electing Unmarketable Parcel Shareholders to have the New Newcrest Shares they would otherwise receive in the Scheme sold by the Sale Agent as described in section 5.15.

CHESS	the clearing house electronic subregister system of share transfers operated by ASTC.

CIM	the Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Council	the governing body of the CIM.

Competing Proposal	any expression of interest, proposal, offer, transaction or arrangement which, if either entered into or completed, would result:

(a)  in a third party (other than as nominee, custodian or bare trustee) acquiring an interest of 10% or more of the shares in any LGL Group member, acquiring a direct or indirect economic interest in all or a substantial part of the assets or business of any LGL Group member, acquiring control (within the meaning of section 50AA of the Australian Corporations Act) of any LGL Group member, or acquiring or assuming or otherwise holding a significant beneficial, economic or other interest in any LGL Group member or a substantial part of their respective business or assets, by whatever means; or

(b) in LGL being required to abandon or otherwise not proceed with the Scheme, by whatever means.

Lihir Gold Limited Scheme Booklet	417

Court	National Court of PNG.

Deed Poll	the Deed Poll made by Newcrest in favour of Scheme Participants under which Newcrest agrees to procure the provision of the Scheme Consideration to the Scheme Participants, a copy of which is included in Attachment D to this Scheme Booklet.

Effective	when used in relation to the Scheme, means the coming into effect, pursuant to section 250 of the PNG Companies Act, of the orders of the Court under section 250(1) of the PNG Companies Act approving the Scheme.

Effective Date	the date that the Scheme becomes Effective, as specified in the order made by the Court under section 250(1) of the PNG Companies Act.

Electing Unmarketable Parcel Shareholder	a Scheme Participant who makes an Unmarketable Parcel Election and, but for making that Unmarketable Parcel Election, would receive in aggregate 14 New Newcrest Shares or less under the Scheme (taking into account their Scheme Consideration election (if any) and any scale-back of their Scheme Consideration).

Election Form	the personalised election form accompanying this Scheme Booklet by which Scheme Participants may make an election for Mixed Consideration, Maximum Cash Consideration or Maximum Share Consideration.

End Date	31 December 2010, or such later date as agreed between LGL and Newcrest.

Exclusivity Period	the period commencing on 8 June 2010 and ending on the earlier of the date of termination of the Merger Implementation Agreement, the Implementation Date and the End Date.

Exploration Results	has the meaning given to that term in the JORC Code.

FATA	Foreign Acquisitions and Takeovers Act 1975 (Australia).

FIRB	the Australian Foreign Investment Review Board.

Gold-Equivalent	when used to describe reserves or resources, the total value of all metals expressed in gold-ounce units derived by dividing the total value of all metals included in such reserves or resources by a nominal gold price.

Governmental Agency	any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or similar entity or organisation, or securities exchange.

GST	• the same as in the GST Law;

• any other goods and services tax, or any tax applying to the performance of any obligations under the Scheme in a similar way under the laws of Australia, PNG or any other country; and

• any additional tax, penalty tax, fine, interest or other charge under a law for such a tax.

GST Law	has the meaning given to the term “GST law” in the A New Tax System (Goods and Services Tax) Act 1999 (Australia).

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.

Implementation Date	the date that is five Business Days after the Record Date, or such other date agreed in writing by LGL and Newcrest or required by a Governmental Agency.

Independent Expert	Grant Samuel & Associates Pty Limited (ABN 28 050 036 372).

16 Glossary continued	418

Independent Expert’s Report	the report prepared by the Independent Expert, a copy of which is set out in section 11.

Independent Technical Specialist	AMC Consultants Pty Ltd (ABN 58 008 129 164).

Independent Technical Specialist’s Report	the report prepared by the Independent Technical Specialist, a copy of which is set out in section 12.

Indicated Mineral Resource	has the meaning given to that term in the JORC Code.

Ineligible Overseas Shareholder	a Scheme Participant whose address as shown in the LGL Register is located in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United kingdom (certain LGL Shareholders only – see section 14.14(a)), Canada, Singapore, Hong kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland, (unless Newcrest is satisfied that it is permitted to allot and issue New Newcrest Shares to that Scheme Participant pursuant to the Scheme by the laws of that place including as disclosed in this Scheme Booklet), or an LGL Group member.

Inferred Mineral Resource	has the meaning given to that term in the JORC Code.

Investigating Accountant	PricewaterhouseCoopers Securities Ltd.

Investigating Accountant’s Report	the report prepared by the Investigating Accountant, a copy of which is set out in section 13.

JORC Code	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, as amended, which is available at www.jorc.org.

k ounces or koz	thousand ounces.

k tonnes or kt	thousand metric tonnes.

Key Material Contract	has the meaning given to that term in the Merger Implementation Agreement.

LGL	Lihir Gold Limited (ARBN 069 803 998) and, where the context requires, includes its wholly owned subsidiaries.

LGL ADS Deposit Agreement	the Deposit Agreement among LGL, the LGL ADS Depositary and owners and holders of American Depositary Shares issued thereunder, dated as of 5 October 1995, as amended and restated as of 3 October 2006, as further amended and restated as of 26 December 2007.

LGL ADS Depositary	The Bank of New york Mellon.

LGL Board	the Board of Directors of LGL.

LGL Constitution	the Constitution of LGL dated 23 May 2000, as amended from time to time.

LGL Control Transaction	any expression of interest, proposal, offer, transaction or arrangement by or with any person which, if either entered into or completed, would result in a third party acquiring a relevant interest (as defined in the PNG Companies Act) in 50% or more of the LGL Shares.

LGL Directors	the directors of LGL in office as at the date of this Scheme Booklet, or in office from time to time, as the context requires.

LGL Employee Share Ownership Plan	the Lihir Employee Share Ownership Plan.

Lihir Gold Limited Scheme Booklet	419

LGL Executive Share Plan	the Lihir Executive Share Plan.

LGL Group	LGL and its Related Bodies Corporate.

LGL Material Adverse Change	has the meaning given to the term “Lihir Material Adverse Change” in the Merger Implementation Agreement.

LGL Register	the register of LGL Shareholders maintained in accordance with section 67 of the PNG Companies Act by the LGL Registry.

LGL Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277).

LGL Regulated Event	has the meaning given to the term “Lihir Regulated Event” in the Merger Implementation Agreement.

LGL Scheme Information	all of the information contained in this Scheme Booklet, other than the Newcrest Scheme Information, the information in section 10, the Independent Expert’s Report, the Investigating Accountant’s Report and the Independent Technical Specialist’s Report.

LGL Share	a fully paid ordinary share in the capital of LGL.

LGL Shareholder	a person who is registered in the LGL Register as a holder of LGL Shares.

Listing Rules	the Listing Rules of ASX, POMSoX or NASDAq (as applicable).

M ounces or Moz	million ounces.

M tonnes or Mt	million metric tonnes.

Maximum Cash Consideration	an election alternative under the limited mix and match facility to receive the Scheme Consideration as 100% cash subject to scale-back, as described in section 5.4.

Maximum Share Consideration	an election alternative under the limited mix and match facility to receive the Scheme Consideration as 100% New Newcrest Shares subject to scale-back, as described in section 5.4.

Measured Mineral Resource	has the meaning given to that term in the JORC Code.

Merged Group	Newcrest and its Subsidiaries (including LGL and its Subsidiaries) once the Scheme has been implemented.

Merger Implementation Agreement	the Merger Implementation Agreement between LGL and Newcrest dated 4 May 2010, a copy of which is included in Attachment B to this Scheme Booklet.

Million Ounce Plant Upgrade	the project titled “Million Ounce Plant Upgrade” undertaken to upgrade the operations of LGL on Lihir Island, PNG.

Mineral Resource	has the meaning given to that term in the JORC Code.

Minerals Resource Rent Tax	refers to the proposed Minerals Resource Rent Tax, as announced by the Australian Government on 2 July 2010. The details of this tax have not been finalised, nor has any legislation been enacted by the Australian Parliament as at the date of this Scheme Booklet.

Mixed Consideration	one New Newcrest Share for every 8.43 LGL Shares and A$0.225 cash per LGL Share (less any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date).

Mtpa	million metric tonnes per annum.

16 Glossary continued	420

NASDAQ	The NASDAq OMX Group, Inc., or as the context requires, the NASDAq Stock Market.

New Newcrest Shares	the Newcrest Shares to be issued under the terms of the Scheme as Share Consideration.

Newcrest	Newcrest Mining Limited (ABN 20 005 683 625) and, where the context requires, includes its wholly owned subsidiaries.

Newcrest Board	the Board of Directors of Newcrest.

Newcrest Constitution	the constitution of Newcrest dated 30 October 2008, as amended from time to time.

Newcrest Daily VWAP	in relation to an ASX Trading Day, the VWAP of Newcrest Shares which are sold on ASX on that day (excluding any and all special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase or the after hours adjust phase, overseas trades, trades pursuant to the exercise of options over Newcrest Shares and overnight crossings, and any other trades that Newcrest and LGL reasonably agree to exclude on the basis that they are not representative of the general price at which Newcrest Shares are trading on ASX in the context of trading in Newcrest Shares on that day). This will be calculated using the IRESS Market System.

Newcrest Directors	the directors of Newcrest in office as at the date of this Scheme Booklet, or in office from time to time, as the context requires.

Newcrest Financial Year	a year ended or ending on 30 June.

Newcrest Group	Newcrest and its Related Bodies Corporate.

Newcrest Material Adverse Change	has the meaning given to that term in the Merger Implementation Agreement.

Newcrest Regulated Event	has the meaning given to that term in the Merger Implementation Agreement.

Newcrest Scheme Information	all of the information contained in this Scheme Booklet prepared by or on behalf of Newcrest, including all information in relation to Newcrest, the Merged Group (including the prospects and risks of the Merged Group), the Scheme Consideration, the limited mix and match facility, the New Newcrest Shares, the Additional Information as it relates to Newcrest, the letter from the Newcrest Chairman and sections 3.8, 6.1(d), 8, 9, 15.5, 15.9, 15.10, 15.11, 15.12, 15.21 and 15.22, except in each case to the extent that information is based on information provided or prepared by or on behalf of LGL.

Newcrest Share	a fully paid ordinary share in the capital of Newcrest.

Newcrest Shareholder	a person who is registered as a holder of Newcrest Shares.

Newcrest VWAP	the arithmetic average of the Newcrest Daily VWAPs over the five ASX Trading Days up to and including the Record Date, rounded to two decimal places.[1]

NI 43-101	refers to the national instrument concerning standards of disclosure for mineral projects implemented by the Canadian Securities Administrators.

NI 45-106	refers to the national instrument concerning prospectus and registration exemptions implemented by the Canadian Securities Administrators.

Notice of Scheme Meeting	The Notice of Scheme Meeting set out in Attachment A to this Scheme Booklet.

Note

1	Newcrest and LGL agreed by side letter dated 28 June 2010 to amend this definition from the definition included in the Merger Implementation Agreement.

Lihir Gold Limited Scheme Booklet	421

Ore Reserve	has the meaning given to that term in the JORC Code.

PNG or Papua New Guinea	the Independent State of Papua New Guinea.

PNG Companies Act PNG Government	the Companies Act 1997 (PNG). the National Government of PNG.

PNG Registrar of Companies	the Registrar of Companies appointed under section 394(1) of the PNG Companies Act.

PNG Securities Act	the Securities Act 1997 (PNG).

PNG Securities Commission	the Securities Commission of PNG.

PNG Securities Regulation	the Securities Regulation 1999 (PNG).

POMSox	Port Moresby Stock Exchange Limited or, as the context requires, the stock market operated by it.

POMSox Trading Day	has the meaning given to the term “business day” in the Listing Rules of POMSoX.

Proxy Form	the personalised proxy form accompanying this Scheme Booklet, by which LGL Shareholders may appoint a proxy to attend and vote at the Scheme Meeting on their behalf.

PTNHM	PT Nusa Halmahera Minerals, an 82.5% owned subsidiary of Newcrest.

Record Date	7.00pm on the date that is five Business Days after the Effective Date.

Regulatory Approval	any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Governmental Agency or anything that would be fully or partly prohibited or restricted by law if a Governmental Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Related Body Corporate	has the meaning given to that term in the Australian Corporations Act.

Relevant Interest	has the meaning given in sections 112 and 113 of the PNG Securities Act.

Required Majority	means at least 75% of the total number of votes cast on the Resolution at the Scheme Meeting by LGL Shareholders voting in person, by proxy, by attorney or, in the case of corporate LGL Shareholders, by a corporate representative.

Resolution	the resolution to approve the Scheme, the text of which is included in the Notice of Scheme Meeting and set out in Attachment A.

Resource Super Profits Tax	refers to the previously proposed Resource Super Profits Tax, as announced by the Australian Government on 2 May 2010 and subsequently withdrawn on 2 July 2010.

Sale Agent	means a nominee holding an Australian Financial Services Licence appointed by Newcrest, to undertake the sale process described in section 5.15.

Scheme	the scheme of arrangement under Part XVI of the PNG Companies Act between LGL and the Scheme Participants, a copy of which is included in Attachment C to this Scheme Booklet.

Scheme Booklet	this document prepared pursuant to an order of the Court under section 250(2)(a) of the PNG Companies Act, its Attachments, the Notice of Meeting, the Election Form and the Proxy Form.

16 Glossary continued	422

Scheme Consideration	the consideration to be provided to Scheme Participants under the terms of the Scheme, as described in section 5.

Scheme Meeting	the meeting of LGL Shareholders convened by Court order pursuant to section 250(1) of the PNG Companies Act at which LGL Shareholders are to consider whether to approve the Scheme, including any adjournment of that meeting.

Scheme Participant	each LGL Shareholder as at the Record Date.

Scheme Shares	LGL Shares on issue as at the Record Date.

SEC	the US Securities and Exchange Commission.

Second Court Date	the first day of the Second Court Hearing or, if the Second Court Hearing of such application is adjourned for any reason, the first day of the adjourned Second Court Hearing.

Second Court Hearing	the hearing of the application by LGL for orders pursuant to section 250(1) of the PNG Companies Act including for the approval of the Scheme.

SEDAR	the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators.

Share Consideration	the New Newcrest Share component of the Scheme Consideration, ascertained in accordance with clause 4 of the Scheme.

Share Consideration Cap	280,988,130 New Newcrest Shares (provided that this number may be increased to take account of the issue of any new LGL Shares under the LGL Executive Share Plan or the LGL Employee Share Ownership Plan).

Subsidiary	has the meaning given to that term in the Australian Corporations Act.

Superior Proposal	has the meaning given to that term in the Merger Implementation Agreement.

TSx	TMX Group Inc., or as the context requires, the Toronto Stock Exchange.

United Kingdom or UK	the United kingdom of Great Britain and Northern Ireland.

United States or US	the United States of America.

Unmarketable Parcel Election	means a valid election by an LGL Shareholder that, if they would otherwise receive 14 New Newcrest Shares or less under the Scheme (taking into account their Scheme Consideration election (if any) and any scale-back of their Scheme Consideration), those New Newcrest Shares instead be issued to the Sale Agent to be sold in accordance with the process described in section 5.15.

US Exchange Act	Securities Exchange Act of 1934, as amended (US).

US Securities Act	Securities Act of 1933, as amended (US).

VWAP	volume weighted average share price.

ATTACHMENT
423

A

NOTICE OF MEETING

LGL

Geothermal power plant
at Lihir Island.

NOTICE OF MEETING

A Notice of Meeting continued	424
NOTICE OF MEETING
LIHIR GOLD LIMITED (ARBN 069 803 998) (LGL)
NOTICE OF COURT ORDERED MEETING OF REGISTERED HOLDERS OF FULLY PAID ORDINARY SHARES IN LGL
NOTICE IS HEREBY GIVEN, that by Order of the National Court of Papua New Guinea (Court), made on 22 July 2010 under section 250(2)(b) of the Companies Act 1997 (PNG), the Court has ordered that a meeting of LGL Shareholders, be held at the Crowne Plaza Hotel, Corner Hunter and Douglas Streets, Port Moresby, Papua New Guinea on Monday, 23 August 2010 at 11.00am (Port Moresby time).
Purpose of meeting
The purpose of the meeting is to consider and, if thought fit, to agree to the scheme of arrangement (with or without modification) between LGL and the Scheme Participants described in the Resolution below.
Resolution
LGL Shareholders will be asked to consider and, if thought fit, to pass the following resolution:
“That pursuant to and in accordance with section 250 of the Companies Act 1997 (PNG), the scheme of arrangement proposed to be entered into between LGL and the Scheme Participants, as contained in and more particularly set out in the Scheme Booklet of which the notice convening this meeting forms part (Scheme), is agreed to and the LGL Board is authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Scheme by the Court, to implement the Scheme with any such alterations or conditions.”
By order of the Board of Lihir Gold Limited
Stuart MacKenzie
Group Secretary
22 July 2010

210533159_1	1

Lihir Gold Limited Scheme Booklet	425
Notes
Terminology Capitalised terms which are defined in the LGL Constitution or in the Scheme Booklet which accompanies this Notice of Scheme Meeting have the same meaning when used in this notice (including these notes) unless the context requires otherwise.
•	Required Majority The Resolution must be approved by at least 75 per cent of the total number of votes cast at the Scheme Meeting (in person, by proxy, attorney or corporate representative).

•	Quorum The LGL Constitution provides that the quorum for a meeting of LGL Shareholders is 3 LGL Shareholders, in person, by proxy, by attorney or, in the case of a shareholder which is a body corporate, by a representative appointed in respect of the meeting under Rule 13.11 of the LGL Constitution.

•	Court Approval In accordance with section 250(1) of the Companies Act 1997 (PNG), the Scheme must be approved by order of the Court. If the Resolution is passed (with or without modification) in accordance with the Required Majority set out above and the conditions precedent to the Scheme referred to in the Scheme Booklet are satisfied (or waived, where permitted), LGL intends to apply to the Court for the necessary orders to give effect to the Scheme.

•	Voting by poll Voting at the meeting on the Resolution will occur by poll only.

•	Voting Entitlement Only LGL Shareholders who are registered on the LGL Register as at 7.00pm on 21 August 2010 are entitled to vote at the Scheme Meeting.

•	How to Vote LGL Shareholders can vote at the Scheme Meeting in one of the following ways:
o	by attending the Scheme Meeting and voting in person;

o	by appointing an attorney to attend and vote on their behalf;

o	in the case of corporations, by appointing an authorised corporate representative to attend and vote on their behalf; and

o	by appointing a proxy to attend and vote on their behalf, using the Proxy Form accompanying the Scheme Booklet or a corresponding additional or replacement form obtained from the LGL Registry.
•	Voting in person or by authorised corporate representative LGL Shareholders or their authorised corporate representatives who plan to attend the Scheme Meeting are asked to bring with them their Proxy Form enclosed with the Scheme Booklet and to arrive at the venue, allowing sufficient time to enable shareholdings to be checked against the LGL Register and attendances noted. In order to vote in person at the Scheme Meeting, a corporation that is an LGL Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of Rule 13.11 of the LGL Constitution. The representative should bring to the Scheme Meeting evidence of their appointment, including any authority under which it is signed.

•	Voting by attorney Attorneys must provide to LGL the original or certified copy of the power of attorney under which they have been authorised to attend and vote at the Scheme Meeting. The power of attorney appointing the attorney must be duly executed and must specify the name of the LGL Shareholder and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one. The original or certified copy of the power of attorney must be provided to LGL in the same manner as Proxy Forms and must be received by the LGL Registry by 11.00am on 21 August 2010.

•	Voting by proxy An LGL Shareholder entitled to attend and vote may appoint not more than two proxies to attend and vote instead of the LGL Shareholder. Where two proxies are appointed, each proxy may be appointed to represent a specified proportion or number of the LGL Shareholder’s voting rights. If proportions or numbers are not specified, each proxy may exercise half the LGL Shareholder’s votes. A proxy need not be an LGL Shareholder. For the appointment of a proxy to be effective, the Proxy Form accompanying the Scheme Booklet or a corresponding additional or replacement form obtained from the LGL Registry (together with any power of attorney or other

210533159_1	2

A Notice of Meeting continued	426
authority under which the Proxy Form is signed or a copy of that power of attorney certified as a true copy by statutory declaration) must be completed and received by the LGL Registry by 11.00am on 21 August 2010. Proxy Forms received after this time will be invalid. A Proxy Form can be returned by posting it in the envelope provided (reply paid in Australia only) or by posting or faxing it to:
LGL Registry
C/- Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 3001 Australia
By Fax:
(within Australia) 1800 268 260
(outside Australia) + 61 3 9473 2083

210533159_1	3

ATTACHMENT
427

B

MERGER IMPLEMENTATION AGREEMENT

Mount Rawdon process plant.

MERGER IMPLEMENTATION AGREEMENT

B Merger Implementation Agreement continued	428
Merger Implementation
Agreement

Lihir Gold Limited
ARBN 069 803 998
Newcrest Mining Limited
ABN 20 005 683 625

Lihir Gold Limited Scheme Booklet	429
Merger Implementation Agreement
1.	Background

1.1	Lihir and Newcrest have entered into a Confidentiality Deed dated 23 March 2010.

1.2	Newcrest has proposed to acquire Lihir by scheme of arrangement.

1.3	Subject to the satisfaction of the conditions precedent below, Lihir will propose a scheme of arrangement under Part XVI of the PNG Companies Act between Lihir and Lihir Shareholders pursuant to which Newcrest will acquire Lihir (Scheme) as set out in this agreement.

1.4	Lihir and Newcrest have agreed to implement the Scheme upon the terms and conditions of this agreement.

1.5	Capitalised terms in this agreement have the meaning given to them in clause 18, and the interpretation rules in clause 19 apply to this agreement.

1.6	This agreement constitutes binding, enforceable legal obligations.

2.	Agreement to propose Scheme

Subject to and upon the terms and conditions of this agreement, Lihir will propose the Scheme in such form as the parties agree in writing under which all of the Lihir Shares held by Participants will be cancelled (or if that is not possible, transferred to Newcrest or its nominee, being a wholly owned subsidiary of Newcrest) and Newcrest will provide the Scheme Consideration to the Participants.

3.	Scheme Structure

3.1	Lihir and Newcrest will implement the Scheme in the most commercially effective manner possible.

3.2	Subject to clause 2 and to the Scheme becoming Effective, as part of implementation of the Scheme:
(a)	all existing Lihir Shares at the Record Date will be cancelled (or if that is not possible, transferred to Newcrest or its nominee, being a wholly owned subsidiary of Newcrest); and

(b)	in exchange, each Participant will receive the Scheme Consideration.
3.3	Each Participant will be given the opportunity to elect to receive the Scheme Consideration in the following proportions of cash and Newcrest Shares:
(a)	the Mixed Consideration - under which the Participant will receive the Share Consideration and the Cash Consideration;

(b)	the Maximum Cash Consideration - under which the Participant elects to receive 100% cash for each Lihir Share (calculated and subject to scale-back as set out below); or

(c)	the Maximum Share Consideration - under which the Participant elects to receive 100% Newcrest Shares for each Lihir Share (calculated and subject to scale-back as set out below).
If a valid election is not made by a Participant, then that Participant will receive the Maximum Share Consideration.

B Merger Implementation Agreement continued	430
Merger Implementation Agreement
Participants electing Maximum Cash Consideration or Maximum Share Consideration may be subject to scale-back such that the total amount of cash under the Scheme Consideration does not exceed the Cash Consideration Cap and the total number of New Newcrest Shares under the Scheme Consideration does not exceed the Share Consideration Cap (subject in either case only to the effects of rounding).

For the purposes of determining the amount of cash and number of New Newcrest Shares that a Participant will receive above the Mixed Consideration, the Newcrest Share price will equal the Newcrest VWAP.

4.	Allotment and issue of New Newcrest Shares and Payment of Cash

4.1	Subject to the Scheme becoming Effective, Newcrest must:
(a)	allot and issue the New Newcrest Shares to Participants in accordance with the Scheme on terms such that each New Newcrest Share will rank equally in all respects with each existing Newcrest Share;

(b)	pay the cash component of the Scheme Consideration to the Participants in accordance with the Scheme;

(c)	do everything reasonably necessary to ensure that the New Newcrest Shares are approved for official quotation on ASX and that trading in the New Newcrest Shares commences by the first Business Day after the Implementation Date. In addition, Newcrest’s current intention is to seek approval for official quotation of Newcrest Shares on POMSoX and to consider whether to seek approval for official quotation of Newcrest Shares on an appropriate North American exchange; and

(d)	ensure that on issue, each New Newcrest Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.
4.2	Unless Newcrest is satisfied that the laws of an Ineligible Lihir Shareholder’s country of residence (as shown in the register of Lihir Shareholders) permit the issue of New Newcrest Shares to the Ineligible Lihir Shareholder either unconditionally or after compliance with terms which Newcrest reasonably regards as acceptable and practical, Newcrest will not issue any New Newcrest Shares to Ineligible Lihir Shareholders, and instead will issue the New Newcrest Shares that would otherwise have been issued to the Ineligible Lihir Shareholders to a nominee appointed by Newcrest. Newcrest will procure that the nominee sell those New Newcrest Shares on-market and remit the proceeds from that sale (after deducting any selling costs and taxes) to Newcrest. Newcrest will then remit the proceeds it receives to the Ineligible Lihir Shareholders in accordance with their entitlement.

4.3	Any fractional entitlement of a Participant to a part of a New Newcrest Share will be rounded up or down to the nearest whole number of New Newcrest Shares (rounded up if the fractional entitlement is equal to or greater than one half, and rounded down if the fractional entitlement is less than one half). The Scheme will contain standard provisions under which Newcrest will have the discretion to deem the holdings of two or more Participants to be held by one Participant to prevent any shareholding splitting or division designed to obtain unfair advantage by reference to such rounding.

Lihir Gold Limited Scheme Booklet	431
Merger Implementation Agreement
5.	Conditions Precedent

5.1	The Scheme will not become Effective and Newcrest will not be required to procure the provision of the Scheme Consideration unless each of the following conditions precedent is satisfied or waived:

Conditions for the benefit of Newcrest and Lihir
(a)	before 8.00am on the Second Court Date, all Regulatory Approvals required to implement the Scheme being obtained and not withdrawn;

(b)	ASX approving the quotation of the New Newcrest Shares;

(c)	the Independent Expert providing an Independent Expert’s Report to Lihir that, in the opinion of the Independent Expert, the Scheme is in the best interests of Lihir Shareholders;

(d)	the Scheme being approved by the requisite majority of Lihir Shareholders in accordance with section 250 of the Companies Act;

(e)	the Court approving the Scheme in accordance with section 250 of the Companies Act (subject to any conditions ordered by the Court and approved in writing by the parties);

(f)	no order or legislative restraint, whether permanent or temporary, being issued by a Governmental Agency that restricts the implementation of the Scheme;

(g)	obtaining any income tax or other tax rulings agreed by Lihir and Newcrest to be reasonably necessary to implement the Scheme;
Conditions for the benefit of Newcrest alone
(h)	no Lihir Regulated Event nor Lihir Material Adverse Change occurring between the date of this agreement and 8.00am on the Second Court Date;

(i)	to the extent that implementation of the Scheme would require consent or trigger any right of termination or other material right in favour of a person (other than a Lihir Group member), or any material liability owed by a Lihir Group member, under a Key Material Contract, each required consent, waiver of each such right, and release of each such liability, being obtained (including in favour of the post Scheme entity on terms no more onerous than those applying to Lihir) and not withdrawn (and, where given conditionally, subject to conditions acceptable to Newcrest);

(j)	each representation and warranty of Lihir in clause 11 is true and correct in all material respects as at the date of this agreement and as at 8.00am on the Second Court Date;

(k)	the Lihir Board unanimously recommends that Lihir shareholders vote in favour of the Scheme, in the absence of a Superior Proposal and in the absence of the Independent Expert finding that the Scheme is not in the best interests of Lihir Shareholders, and not withdrawing or varying that recommendation;

(l)	as at 8.00am on the Second Court Date, Lihir has not entered into any agreement with a third party in relation to a Superior Proposal that has been announced and recommended by the Lihir Board;

B Merger Implementation Agreement continued	432
Merger Implementation Agreement
(m)	no person (other than a Newcrest Group member or an existing institutional or portfolio investor in Lihir) acquiring a relevant interest (within the meaning of sections 608 and 609 of the Australian Corporations Act) in 25% or more of Lihir Shares;
Conditions for the benefit of Lihir alone
(n)	no Newcrest Regulated Event nor Newcrest Material Adverse Change occurring between the date of this agreement and 8.00am on the Second Court Date; and

(o)	each representation and warranty of Newcrest in clause 11 is true and correct in all material respects as at the date of this agreement and as at 8.00am on the Second Court Date.
5.2	The conditions precedent in paragraphs (d) and (e) of clause 5.1 cannot be waived. The conditions precedent in paragraphs (a), (b), (c), (f) and (g) of clause 5.1 may only be waived by both Newcrest and Lihir by giving their written consent. The conditions precedent in paragraphs (h) to (m) (both inclusive) of clause 5.1 may only be waived by Newcrest by giving its written consent. The conditions precedent in paragraphs (n) and (o) of clause 5.1 may only be waived by Lihir by giving its written consent.

5.3	Each of Newcrest and Lihir must use its best endeavours and cooperate with each other to satisfy the conditions precedent, to the extent that it is within its control and without providing any significant undertaking or financial consideration or commencing legal proceedings. Newcrest and Lihir must promptly update each other with respect to their progress in satisfying the conditions precedent.

5.4	If, despite clause 5.3, a condition precedent is not satisfied, or is unable to be satisfied as at 8.00am two Business Days before the Second Court Date, the parties must consult in good faith to determine whether the Scheme, or any part of it, can be implemented on varied terms or by an alternative means.

5.5	Each party must promptly apply for all relevant Regulatory Approvals, providing a copy to the other party of all such applications and keeping the other party promptly and reasonably informed of the steps it has taken and of its progress towards obtaining the relevant Regulatory Approval (provided that a party is not obliged to provide the other party with any information which is commercially sensitive or if the provision would breach an obligation of confidence owed to any third party), and must take all steps it is responsible for as part of the approval process for the Scheme, including responding to requests for information at the earliest practicable time.

5.6	Each party must use best endeavours to consult with the other in advance in relation to all material communications with any Governmental Agency relating to any Regulatory Approval and provide the other party with all information reasonably requested in connection with the application for any Regulatory Approval.

6.	Implementation

6.1	Each of Newcrest and Lihir must take all necessary steps, and co-operate with each other, to propose and implement the Scheme and (subject to clause 6.2(j)) give effect to the orders of the Court approving the Scheme, and in accordance with the Timetable (although the Timetable may be shortened with the consent of the parties).

Lihir Gold Limited Scheme Booklet	433
Merger Implementation Agreement
Obligations of Lihir

6.2	Without limiting clause 6.1, Lihir must take the following steps in accordance with the Timetable:
(a)	review all Material Contracts to identify any consent required to, or any right of termination or other material right in favour of a person (other than a Lihir Group member), or any material liability owed by a Lihir Group member, that would be triggered on, implementation of the Scheme, use its best endeavours to obtain all such consents, waivers of such rights and releases of such liabilities on conditions (if any) acceptable to Newcrest, and keep Newcrest informed of its progress in relation to the preceding;

(b)	prepare the Scheme Booklet (including the form of scheme of arrangement, which is to be approved by Newcrest) which complies with all applicable regulatory, compliance and content requirements and the orders of the Court at the First Court Hearing (and update the Scheme Booklet for any material developments), and include in the Scheme Booklet the Lihir Board’s unanimous recommendation pursuant to clause 9.1(a) and each Lihir Director’s statement pursuant to clause 9.1(b);

(c)	ensure that the Lihir Provided Information is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet, and promptly inform Newcrest if it becomes aware that the Scheme Booklet contains a statement that is or has become misleading or deceptive in a material respect or contains a material omission;

(d)	appoint the Independent Expert as soon as practical after the date of this agreement with instructions to prepare the Independent Expert’s Report as soon as reasonably practicable (and if possible by 8 June 2010), and including specifically in its terms of reference to consider the possible effect of the proposed Resource Super Profits Tax announced on 2 May 2010 when forming its opinion on whether the Scheme is in the best interests of Lihir Shareholders;

(e)	procure a meeting of the Lihir Board to consider and, if thought fit, approve the Scheme Booklet;

(f)	lodge a copy of the Scheme Booklet with the PNG Securities Commission, PNG Registrar of Companies, Port Moresby Securities Exchange, ASX and any other relevant securities exchange;

(g)	prepare and lodge with the Court all documents required in the Court proceedings in relation to the Scheme;

(h)	apply to the Court for orders to convene the Shareholders’ Meeting and, subsequently, if the resolutions submitted to the Shareholders’ Meeting in relation to approval of the Scheme are passed by the majority required by the Court, to approve the Scheme;

(i)	comply with all Court orders (including to convene the Shareholders’ Meeting and dispatch the Scheme Booklet to Lihir Shareholders and, subsequently, to effect the

B Merger Implementation Agreement continued	434
Merger Implementation Agreement
Scheme), and lodge the Court orders approving the Scheme with the PNG Registrar of Companies; and

(j)	if the Court refuses to make orders convening the Shareholders’ Meeting or approving the Scheme (either altogether or on terms not acceptable to Newcrest or Lihir), appeal the Court’s decision to the fullest extent possible (unless the parties, acting reasonably, agree that an appeal would have no reasonable prospect of success).
Obligations of Newcrest

6.3	Without limiting clause 6.1, Newcrest must take the following steps in accordance with the Timetable:
(a)	provide the Newcrest Provided Information to Lihir in a form which complies with all applicable regulatory, compliance and content requirements and the orders of the Court at the First Court Hearing (and update the Newcrest Provided Information for any material developments),

(b)	ensure that the Newcrest Provided Information is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet, and promptly inform Lihir if it becomes aware that the Scheme Booklet contains a statement that is or has become misleading or deceptive in a material respect or contains a material omission;

(c)	provide all reasonable assistance and information to enable the preparation of the Scheme Booklet (including provision of the Newcrest Provided Information to Lihir) and the Independent Expert’s Report;

(d)	procure a meeting of the Newcrest Board to consider and, if thought fit, approve the Newcrest Provided Information and the Scheme Booklet;

(e)	do everything reasonably necessary to ensure that the New Newcrest Shares are approved for official quotation on ASX and that trading in the New Newcrest Shares commences by the first Business Day after the Implementation Date. In addition, Newcrest’s current intention is to seek approval for official quotation of Newcrest Shares on POMSoX and to consider whether to seek approval for official quotation of Newcrest Shares on an appropriate North American exchange; and

(f)	prior to the First Court Date, execute the Deed Poll undertaking in favour of Lihir Shareholders and on the Implementation Date issue the New Newcrest Shares and pay the cash component of the Scheme Consideration to Participants in accordance with the Scheme.
Responsibility for Scheme Booklet

6.4	Lihir and Newcrest agree that Lihir is solely responsible for the Lihir Provided Information and Newcrest is solely responsible for the Newcrest Provided Information and the Scheme Booklet will contain a statement to this effect.

Contents of Scheme Booklet

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6.5	Lihir will consider in good faith any comments by Newcrest in relation to the contents of the Scheme Booklet but Lihir reserves the right to determine, in good faith as it sees fit, any dispute as to the contents of the Scheme Booklet (other than any dispute as to the Newcrest Provided Information, which will be determined by Newcrest in good faith as it sees fit).

7.	Continued Access to Information

7.1	Without limiting clause 8, from the date of this agreement until 8 June 2010, each Lihir Group member must provide to Newcrest and its representatives access to offices, sites, management personnel and documents, records and other information as reasonably required by Newcrest to complete its due diligence inquiries on the Lihir Group.

7.2	If:
(a)	prior to 8 June 2010, Newcrest’s due diligence inquiries on the Lihir Group pursuant to clause 7.1 disclose a major adverse discrepancy when compared to the information which Lihir has released to ASX or otherwise provided to Newcrest in writing prior to the date of this agreement (concerning the Lihir Group’s resource and reserve position, liabilities (including contingent liabilities), title to, and physical condition of, assets, licences to operate, future capital commitments and production forecasts); and

(b)	that discrepancy, individually or when aggregated with all other such discrepancies, would reduce the value of Lihir by A$700 million (provided that each discrepancy being aggregated would reduce the value of Lihir by at least A$200 million), then Newcrest may terminate this agreement by notice to Lihir at any time before 15 June 2010.
7.3	If the Independent Expert issues its report in which it states that in its opinion the Scheme is not in the best interests of Lihir Shareholders, then Lihir may terminate this agreement by notice to Newcrest.

8.	Conduct of Business and Requests for Access

8.1	Each of Newcrest and Lihir undertake that it and its subsidiaries will:
(a)	in the period from the date of this agreement to the earlier of the Implementation Date and the date this agreement is terminated:
(i)	conduct its business and operations in the ordinary course and consistent with the manner conducted prior to this agreement and in compliance with all applicable laws and regulations;

(ii)	preserve its current business organisation, the services of its current officers and its current relationship with third parties (including governmental agencies, rating agencies, customers, suppliers, licensors and licensees);
(b)	without limiting clause 7.1, in the period from the date of this agreement to the earlier of 5.00pm on the Business Day before the Second Court Date and the date

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this agreement is terminated (and subject to clause 8.3 and to the proper performance by its officers of their fiduciary duties):
(i)	respond to reasonable requests from the other party for information regarding its business and operations (subject to maintaining confidentiality of all confidential information which may be provided); and

(ii)	consult with the other party (to the extent legally permissible) with respect to any material dealings with a Governmental Agency or any action required to be taken in respect of:
(A)	any Regulatory Approval; and

(B)	any consent, waiver or release contemplated under clause 6.2(a).
8.2	Without limiting clause 7.1, Lihir undertakes that it and its subsidiaries will in the period from the date of this agreement to the earlier of 5.00pm on the Business Day before the Second Court Date and the date this agreement is terminated (and subject to clause 8.3 and to the proper performance by its officers of their fiduciary duties) provide to Newcrest reasonable access during its normal business hours to its officers, records and cooperate for the purposes of implementing the Scheme and integrating the Lihir Group and Newcrest Group.

8.3	Newcrest and Lihir (and their respective subsidiaries) are not obliged to provide the other party with any information regarding their assessment of the Scheme, any commercially sensitive or competitive information or if the provision of information would breach an obligation of confidence owed to any third party.

8.4	Lihir undertakes to procure that, in relation to each Lihir Group member, the following does not occur without Newcrest’s prior consent in writing:
(a)	the entry into, renewal or change of the terms of any contract of service with any director or senior executive (excluding any change to the managing director’s contract that the Lihir Board, acting reasonably, considers appropriate if the 2010 Lihir Annual General Meeting rejects or fails to approve the proposed grant of share rights to the managing director); and

(b)	the payment of a bonus or increase in remuneration or compensation paid to any officer or personnel, other than in accordance with existing employment terms (and to the extent such terms are discretionary, in accordance with existing remuneration policy and past practice),
8.5	Lihir undertakes to procure that no Lihir Group member incurs any financial indebtedness (other than any indebtedness incurred in the ordinary course of Lihir’s business or the draw down of funds under existing credit facilities where such funds are used for approved capital projects announced to ASX before the date of this agreement or refinancing of those existing credit facilities) or enters into any gold hedging or forward sales without first consulting in good faith on a reasonable basis with Newcrest.

9.	Board Recommendations and Intentions

9.1	The public announcement to be issued by Lihir and Newcrest following execution of this agreement must state that:

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(a)	the Lihir Board unanimously recommends to Lihir Shareholders that they approve the Scheme and elect to receive either Mixed Consideration or Maximum Share Consideration (in the absence of a Superior Proposal and subject to the Independent Expert opining that the Scheme is in the best interests of Lihir Shareholders); and

(b)	each Lihir Director will vote the voting rights attached to all Lihir Shares over which he or she has control in favour of any Lihir Shareholder resolutions to implement the Scheme and any related or ancillary transactions (in the absence of a Superior Proposal and subject to the Independent Expert opining that the Scheme is in the best interests of Lihir Shareholders).
9.2	Lihir must use its best endeavours to procure that the Lihir Board and each Lihir Director:
(a)	does not change, qualify or withdraw any of the statements or recommendation contemplated under clause 9.1; and

(b)	does not make any public statement or take any action that is, or may be reasonably construed as being, inconsistent with any of the statements or recommendation contemplated under clause 9.1, unless:

(c)	in the Independent Expert Report, the Independent Expert opines that the Scheme is not in the best interests of Lihir Shareholders; or

(d)	the Lihir Board determines, after the operation of clause 13.7, that an announced Competing Proposal is a Superior Proposal, and a majority of the Lihir Board determines in good faith and acting reasonably that the Scheme is no longer in the best interests of Lihir Shareholders (having regard to their fiduciary and statutory duties).

10.	Public Announcements and Communications

10.1	Newcrest and Lihir agree to jointly issue on the date of this agreement a public release in the form agreed between the parties which announces the Scheme, sets out the Lihir Board’s unanimous recommendation as contemplated in clause 9.1 and attaches a copy of this agreement.

10.2	A party may make a public announcement or other disclosure, or communicate with a Governmental Agency, in respect of the Scheme if required by applicable law or the rules of any applicable securities exchange but only after, to the extent possible, providing reasonable notice to the other party and consulting with the other party regarding the form and content of the disclosure or communication.

11.	Representations and Warranties

Representations and warranties for the benefit of Newcrest and Lihir

11.1	Each of Newcrest and Lihir represent and warrant to the other party, on each date from the date of this agreement until and including the Second Court Date, that it has all of the necessary capacity, power and authority (whether corporate, regulatory or otherwise) to enter into and perform this agreement, and that in entering into and performing this agreement it will not violate any law, order or its constitution and that this agreement

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constitutes its legal, valid and binding obligations enforceable against it in accordance with its terms. Representations and warranties for the benefit of Lihir alone

11.2	Newcrest represents and warrants to Lihir:
(a)	on the date of this agreement and the Second Court Date, that each Newcrest Group member is solvent and in compliance with applicable laws, regulations and rules of any applicable securities exchange, has all material licences, permits and authorities to conduct its activities as conducted on the date of the agreement and, as far as Newcrest is aware, is not the subject of any action or investigation by a Governmental Agency;

(b)	on the date of this agreement, Newcrest is not relying on any of the carve-outs in Rule 3.1A of the ASX Listing Rules to withhold material price sensitive information; and

(c)	on the First Court Date, the date of the Scheme Booklet and the Second Court Date, the Newcrest Provided Information:
(i)	is prepared and provided in good faith, with its consent and on the understanding that the Newcrest Provided Information will be relied on by Lihir to prepare the Scheme Booklet and to provide it to Lihir Shareholders and to propose the Scheme and by the Independent Expert to prepare the Independent Expert’s Report;

(ii)	complies with applicable laws, regulations or rules of any applicable securities exchange; and

(iii)	is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet.
Representations and warranties for the benefit of Newcrest alone

11.3	Lihir represents and warrants to Newcrest:
(a)	apart from the Third Party Discussions, on the date of this agreement, Lihir is not relying on any of the carve-outs in Rule 3.1A of the ASX Listing Rules to withhold material price sensitive information;

(b)	on the date of this agreement and on the Second Court Date, that:
(i)	each Lihir Group member is solvent and in compliance with applicable laws, regulations and rules of any applicable securities exchange, has all material licences, permits and authorities to conduct its activities as conducted on the date of the agreement and, as far as Lihir is aware, is not the subject of any action or investigation by a Governmental Agency; and

(ii)	it has no reason to believe, acting reasonably, that all Regulatory Approvals which the Lihir Group requires in PNG and West Africa to operate its business as operated at the date of this agreement, including in relation to the Million Ounce Plant Upgrade and associated community agreements and relevant agreements, will not be granted or issued in due

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course, or, if already granted or issued, will not remain in force after the date of this agreement (including as a result of implementation of the Scheme) on materially the same terms that currently exist; and
(c)	on the First Court Date, the date of the Scheme Booklet and the Second Court Date, that the Lihir Provided Information:
(i)	is prepared in good faith, with its consent and on the understanding that Newcrest will rely on that information in preparing and approving the Newcrest Provided Information in the form and context in which it appears in the Scheme Booklet;

(ii)	complies with applicable laws, regulations or rules of any applicable securities exchange; and

(iii)	is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet.
12.	No Reliance

12.1	Newcrest expressly acknowledges that it is making its own independent assessment of the Lihir Disclosed Information.

12.2	Subject to clause 11.3(c) and 12.3, Lihir makes and gives no representation or warranty (except as specifically provided for in this agreement):
(a)	as to the accuracy or completeness of any of the Lihir Disclosed Information;

(b)	that any of the Lihir Disclosed Information has been audited, verified or prepared with reasonable care or that any statement about the future will or can be achieved or that the assumptions upon which statement is made are reasonable; or

(c)	that the Lihir Disclosed Information is all of the information that the Recipient or a reasonable person would require or expect to receive for the proper evaluation of the Proposed Transaction.
12.3	Notwithstanding clause 12.2, Lihir will:
(a)	use its reasonable endeavours to ensure that the Lihir Disclosed Information which is provided on or after the date of this agreement is accurate and not misleading; and

(b)	not provide Newcrest or any of its representatives or advisers with any information as Lihir Disclosed Information that, to the actual knowledge of any Lihir Group member is false, inaccurate or misleading.
13.	Commitment to Scheme and dealing with Third Party Discussions

13.1	Prior to the Exclusivity Period and subject to clause 13.6, Lihir has the right to enter into, continue or participate in any negotiation, discussion, arrangement or understanding with a third party in connection with a possible Lihir Control Transaction (which was not solicited, invited or initiated (whether directly or indirectly) by a Lihir Group member or any of its representatives or advisers after the date of this agreement) (Third Party Discussion). Other than Third Party Discussions, Lihir undertakes that, as at the date of this agreement,

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it will cease any existing negotiations or discussions in respect of any Competing Proposal, other material asset disposal or spin-off or other restructuring.

13.2	In the absence of a Superior Proposal that has been announced and recommended by the Lihir Board, Lihir undertakes that as at the commencement of the Exclusivity Period it will cease any existing negotiations or discussions in respect of any Competing Proposal with any person (including any Third Party Discussion) and promptly request in writing the immediate return or destruction of any confidential information provided to any third party in connection with any possible Competing Proposal prior to the Exclusivity Period (and in accordance with any confidentiality agreement entered into with that third party).

13.3	Save for Third Party Discussions, on or after the date of this agreement, Lihir will not (and will not communicate an intention to) solicit, invite or initiate any Competing Proposal or any enquiries, negotiations or discussions with a third party which may lead to a Competing Proposal.

13.4	Subject to clause 13.1 and 13.5, Lihir undertakes that as and from the commencement of the Exclusivity Period, it will not (and will not communicate an intention to)
(a)	enter into, continue or participate in any negotiation, discussion, arrangement or understanding in connection with a possible Competing Proposal, other material asset disposal or spin-off or other restructuring; or

(b)	permit any third party to receive any non-public information in respect of any Lihir Group member which may lead to that third party formulating, developing or finalising a Competing Proposal, other material asset disposal or spin-off or other restructuring, except with the prior written consent of Newcrest.

13.5	The restrictions in clauses 13.4(a) and 13.4(b) do not apply to the extent they require the Lihir Board to take or refuse to take any action with respect to a Competing Proposal (which was not solicited, invited or initiated (whether directly or indirectly) by a Lihir Group member or any of its representatives or advisers in contravention of clause 13.3) provided that the Lihir Board determines in good faith and acting reasonably that taking or refusing to take such action (as applicable) would constitute a breach of its fiduciary or statutory duties.

13.6	If Lihir proposes to provide any non-public information in respect of any Lihir Group member to a third party pursuant to a Third Party Discussion or clause 13.5, it must, to the extent such information has not been disclosed to Newcrest, provide such information to Newcrest at the same time as the third party.

13.7	If Lihir receives a Competing Proposal (whether before or during the Exclusivity Period) that it may consider to be superior to the Scheme, and proposes to change, qualify or withdraw its recommendation that Lihir Shareholders approve the Scheme, it must notify Newcrest 5 Business Days prior to doing so and, with that notice, provide Newcrest with all material terms of that Competing Proposal (including the price or implied value under the Competing Proposal and the identity of the relevant third party) to allow Newcrest to propose a variation to the terms of the Scheme so that the Scheme would be superior to the Competing Proposal. Lihir must consider the proposed variation in good faith and if it considers that proposed variation would result in the Scheme being superior to the

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Competing Proposal, it must use its best endeavours to agree any amendments to the terms of the Scheme and this agreement.

13.8	References in this clause 13 to Lihir extend to Lihir Group members, and Lihir undertakes to procure that no Lihir Group member takes or refuses to take any action that would breach this clause 13.

14.	Break Fee

14.1	Lihir acknowledges that Newcrest would not have entered into this agreement without this clause 14 and that the Break Fee Amount is a reasonable amount to compensate the actual costs (including adviser costs and out of pocket expenses) and reasonable opportunity costs of Newcrest.

14.2	Lihir must pay Newcrest the Break Fee Amount (only once and without withholding or set off) if:
(a)	the Lihir Board fails to make the unanimous recommendation contemplated in clause 9.1(a) or any Lihir director fails to make the statement contemplated in clause 9.1(b);

(b)	the Lihir Board or any Lihir Director changes, qualifies or withdraws any statement or recommendation contemplated in clause 9.1 or makes any public statement that is fundamentally inconsistent with any statement or recommendation contemplated in clause 9.1, in either case other than where in the Independent Expert Report, the Independent Expert opines that the Scheme is not in the best interests of Lihir Shareholders (provided that the reasons for the Independent Expert’s conclusions do not include the existence of a Competing Proposal);

(c)	a Superior Proposal is announced and recommended or supported by the Lihir Board or any Lihir Director;

(d)	a Competing Proposal is announced before the End Date and, as contemplated by that Competing Proposal, a third party acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of Lihir before the first anniversary of the date of this agreement; or

(e)	this agreement is terminated by Newcrest pursuant to:
(i)	a material breach of this agreement by Lihir (other than for a breach of clause 12.3(a) or where there is no material detriment for Newcrest, Lihir or the Scheme) at any time before 8.00am on the Second Court Date; or

(ii)	the occurrence of a Lihir Regulated Event.
14.3	The Break Fee Amount is exclusive of Australian goods and services tax (GST). The Break Fee Amount (inclusive of GST) is payable only when due and then within 5 Business Days after a written demand being made by Newcrest.

14.4	Newcrest acknowledges and agrees that the payment of the Break Fee Amount by Lihir will constitute full and final satisfaction of any and all liability to Newcrest under this agreement, (or otherwise) in respect of the breach by Lihir of the term of this agreement which permitted Newcrest to terminate this agreement.

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15.	Termination

Termination rights of both parties

15.1	A party may terminate this agreement by notice to the other party:
(a)	if a condition precedent for the benefit of that party is not satisfied (or waived, where permitted) (subject, in relation to the condition precedent in clause 5.1(e), to any appeal process pursuant to clause 6.2(j)) by 5.00pm on the day before the Second Court Date; or

(b)	if the other party breaches any term of this agreement at any time before 8.00am on the Second Court Date and the breach is material in the context of the Scheme as a whole (provided that, if such breach is reasonably capable of remedy, notice of the material breach is given by the party not in breach and the material breach has not been remedied within five business days of such notice).
Termination rights of Newcrest

15.2	Newcrest may terminate this agreement at any time before 8.00am on the Second Court Date by notice to Lihir if:
(a)	there is a Lihir Regulated Event or Lihir Material Adverse Change (provided that notice of the relevant circumstances are provided to Lihir and such circumstances have continued to exist for a period of five Business Days from the time such notice is given); or

(b)	a Lihir Director publicly changes, qualifies or withdraws their statement that the Scheme is in the best interests of Lihir Shareholders or their recommendation that Lihir Shareholders approve the Scheme, or publicly recommends, promotes or endorses a Competing Proposal.
Termination rights of Lihir

15.3	Lihir may terminate this agreement at any time before 8.00am on the Second Court Date by notice to Newcrest if:
(a)	there is a Newcrest Regulated Event or Newcrest Material Adverse Change (provided that notice of the relevant circumstances are provided to Newcrest and such circumstances have continued to exist for a period of five Business Days from the time such notice is given); or

(b)	the Break Fee Amount is payable by Lihir and has been paid in full to Newcrest.
Effect of termination

15.4	This clause 15 and clauses 14, 16, 17, 18 and 19 will survive termination of this agreement.

16.	Notices

16.1	Notices and communications under this agreement must be made in writing and delivered by post, hand or fax to the address or facsimile details below:

(a)	to Newcrest:	Level 9, 600 St Kilda Road, Melbourne, Victoria 3004, Australia Fax number: + 61 3 9521 3564

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Attention: Stephen Creese, General Counsel and Company Secretary

(b)	to Lihir:	Level 9, AAMI Building, 500 Queen Street, Brisbane, Queensland 4000, Australia Fax number: + +61 7 3318 9203 Attention: Michael Sullivan
17.	Governing Law

17.1	This agreement is governed by the laws applicable of PNG and each party submits to the non-exclusive jurisdiction of the Courts of PNG.

18.	Definitions

Approved Budget means the budget for the Lihir Group for the calendar year 2010 as approved by the Lihir Board and in force as at the date of this agreement (to the extent it relates to capital projects approved by the Lihir Board, including Million Ounce Plant Upgrade and existing operating and exploration assets of the Lihir Group as at the date of this agreement).

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Securities Exchange.

ASX Listing Rules means the official listing rules of ASX.

Australian Corporations Act means the Corporations Act 2001 of the Commonwealth of Australia.

Break Fee Amount means US$60 million.

Cash Consideration means A$0.225 cash per Lihir Share (less any dividend recommended, declared, paid or resolved to be recommended, declared or paid by Lihir on or after the date of this agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date).

Cash Consideration Cap means A$1 billion.

Competing Proposal means any expression of interest, proposal, offer, transaction or arrangement which, if either entered into or completed, would result:
(a)	in a third party (other than as nominee, custodian or bare trustee) acquiring an interest of 10% or more of the shares in any Lihir Group member, acquiring a direct or indirect economic interest in all or a substantial part of the assets or business of any Lihir Group member, acquiring control (within the meaning of section 50AA of the Australian Corporations Act) of any Lihir Group member, or acquiring or assuming or otherwise holding a significant beneficial, economic or other interest in any Lihir Group member or a substantial part of their respective business or assets, by whatever means; or

(b)	in Lihir being required to abandon or otherwise not proceed with the Scheme, by whatever means.

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Confidentiality Deed means the deed of that name between Newcrest and Lihir dated 23 March 2010.

Court means the National Court of Papua New Guinea.

Deed Poll means a deed poll to be executed by Newcrest in the form agreed between the parties under which Newcrest agrees to procure the provision of the Scheme Consideration to the Participants.

Effective when used in relation to the Scheme, means the coming into effect, pursuant to section 250 of the PNG Companies Act, of the orders of the Court under section 250(1) of the PNG Companies Act approving the Scheme, but in any event at no time before a certified copy of the orders of the Court are lodged with the PNG Registrar of Companies.

Effective Date means the date on which the orders of the Court under section 250(1) of the PNG Companies Act approving the Scheme come into effect in accordance with the PNG Companies Act.

End Date means 31 December 2010, or such later date as agreed between the parties.

Exclusivity Period means the period commencing on 8 June 2010 (or earlier with the consent of each party in its absolute discretion) and ending on the earlier of the date of termination of this agreement, the Implementation Date and the End Date.

First Court Date means the first day of the First Court Hearing or, if the First Court Hearing is adjourned for any reason, means the first day of the adjourned First Court Hearing.

First Court Hearing means the hearing of the application by Lihir for orders pursuant to section 250 of the Companies Act including for the convening of the Shareholders Meeting.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or similar entity or organisation, or securities exchange

Implementation Date means the date that is 5 Business Days after the Record Date, or such other date agreed by the parties or required by a Governmental Agency.

Independent Expert means an independent expert to be engaged by Lihir in accordance with the PNG Companies Act to opine whether the Scheme is in the best interests of Lihir Shareholders.

Independent Expert’s Report means the report prepared by the Independent Expert for inclusion in the Scheme Booklet in accordance with the PNG Companies Act and the orders of the Court at the First Court Hearing.

Ineligible Lihir Shareholder means a Participant whose address as shown in the Lihir’s members’ register is located outside PNG, Australia and its external territories, and any other jurisdictions as may be agreed in writing by Lihir and Newcrest (unless Newcrest is satisfied that it is permitted to allot and issue New Newcrest Shares to that Participant pursuant to the Scheme by the laws of that place), or a Lihir Group member.

Key Material Contracts means:
(a)	with respect to PNG:

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(i)	the Mining Development Contract;

(ii)	the Special Mining Lease;

(iii)	the Exploration Licence EL485;

(iv)	the Integrated Benefits Package (including the Revised IBP);

(v)	the Pressure Oxidisation Methodology licence; and

(vi)	contracts in relation to the following aspects of the Million Ounce Plant Upgrade:
(A)	grinding mills;

(B)	interim power supply;

(C)	the community compensation package;

(D)	the grinding and oxidisation feed and detailed design;

(E)	the auto/clave internals; and

(F)	low voltage MCCs and switchrooms; and
(b)	with respect to Côte D’lvoire:
(i)	the Mining Investment Convention;

(ii)	the Bonikro Exploration Licence PE 32;

(iii)	ELs, including over Birimian West African Greenstone belts; and

(iv)	the Dougbafla East prospect.
Lihir means Lihir Gold Limited.

Lihir Board means the Board of Directors of Lihir.

Lihir Control Transaction means any expression of interest, proposal, offer, transaction or arrangement by or with any person which, if either entered into or completed, would result in a third party acquiring a relevant interest in 50% or more of the shares in Lihir.

Lihir Disclosed Information means all information provided by Lihir and its representatives to Newcrest and its representatives in connection with the Scheme or which relates to the past, present or future operations, affairs, business or strategic plans of the Lihir Group.

Lihir Group means Lihir and its subsidiaries.

Lihir Material Adverse Change means an event or occurrence after the date of this agreement and before the Implementation Date, that individually or when aggregated with all other such events or occurrences (provided that each individual event or occurrence being aggregated has a relevant net profit after tax negative impact of at least US$5 million):
(a)	diminishes or a reasonable person acting in good faith would consider it likely to diminish:
(i)	the consolidated net assets of the Lihir Group by an amount equal to or greater than US$330 million; or

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(ii)	the future consolidated annual net profit after tax of the Lihir Group on a recurring basis by an amount equal or greater than US$30 million per year; or
(b)	results in the Lihir Group being unable to carry on its business in substantially the same manner as at the date of this agreement, other than any event or occurrence:
(i)	which is a direct result of general economic or securities markets conditions;

(ii)	which is required to be done or undertaken pursuant to the Scheme;

(iii)	which is done with the prior approval of Newcrest; or

(iv)	to the extent that event or occurrence was known to Newcrest prior to the date of this agreement.
Lihir Provided Information means all information included in the Scheme Booklet prepared by or on behalf of Lihir other than the Newcrest Provided Information and the Independent Expert’s Report.

Lihir Regulated Event means, in relation to any Lihir Group member, the occurrence of any of the following (other than in connection with the Scheme or as fairly disclosed prior to the date of this agreement in the Lihir Disclosed Information):
(a)	any matter referred to in section 652C(1) and (2) of the Australian Corporations Act;

(b)	any change to a constituent document;

(c)	the passing of any special resolution;

(d)	the acquisition or disposal (whether directly or indirectly and by whatever means, including by way of spin-off or other restructuring) of any entity, business or assets (other than trade inventories or consumables) exceeding US$50 million in aggregate;

(e)	the incurring of any capital expenditure exceeding US$50 million in aggregate;

(f)	except to the extent provided under the terms of the Lihir Executive Share Plan, the purchase, buy-back, cancellation, redemption or repayment of any shares or other reduction of any share capital in any way, or consolidation or subdivision of all or any part of any share capital or other conversion of any shares into a larger or smaller number or other changes to, or reconstruction of, any part of any share capital;

(g)	creation of any security interest or encumbrance, individually or in aggregate, over the whole or a substantial part of the business or assets;

(h)	the incurring of any financial indebtedness in excess of US$50 million (other than any draw down of funds under existing credit facilities where such funds are used for approved capital projects announced to ASX before the date of this agreement or refinancing of those existing credit facilities) or entry into any gold hedging or forward sales;

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(i)	issuance of any equity, debt or hybrid security (including any security convertible into shares of any class) or rights, warrants or options to subscribe for or acquire any such securities other than as publicly disclosed before the date of this agreement or satisfy any share rights that have vested or may vest prior to the Implementation Date under the Lihir Executive Share Plan;

(j)	the provision of any financial accommodation or capital contributions to a person other than another Lihir Group member in excess of US$50 million;

(k)	the entry into or variation of any Material Contract (other than pursuant to an approved capital project announced to ASX before the date of this agreement or the renewal of any existing Material Contract on substantially the same terms); or

(l)	the recommendation, declaration, payment or resolving to recommend, declare or pay to Lihir Shareholders any bonus, dividend or other distribution in cash, in specie or otherwise except for half-year and full-year dividends payable in cash at a level which is no more than US$0.025 per Lihir Share, other than to the extent it is provided for in the Approved Budget or consented to in writing by Newcrest.

Lihir Share means a fully paid ordinary share in the capital of Lihir.

Lihir Shareholder means a person who is registered as a holder of Lihir Shares.

Lihir Sustainable Development Plan means the Integrated Benefits Package entered into in 1995 and the Revised Integrated Benefits Package Agreement / Lihir Sustainable Development Program entered into around May 2007 between Lihir, the PNG Government and the people of Lihir, and any agreement or commitment entered into by Lihir which is for the benefit of the people of Lihir.

Material Contract means any agreement or commitment between any one or more Lihir Group members and any one more other persons, or any lease, licence, permit or approval in relation to a mine, which:
(a)	has a term of one year or more; or

(b)	contemplates, during its entire term, payments of US$30 million or more in aggregate, and, in any case, includes the Key Material Contracts.

Maximum Cash Consideration is defined in clause 3.3(b).

Maximum Share Consideration is defined in clause 3.3(c).

Mining Development Agreement means the Mining Development Contract between Lihir and the PNG Government entered into on 17 March, 1995, the Special Mining Lease issued on 17 March, 1995, the Exploration Licenses EL485 and EL1170 and any other licenses, leases, approvals or permits issued to, granted to or entered into by Lihir with respect to the operation of the Lihir mine.

Million Ounce Plant Upgrade means the project titled ‘Million Ounce Plant Upgrade’ undertaken to upgrade the operations of Lihir on Lihir Island, PNG.

Mixed Consideration has the meaning given in clause 3.3(a).

B Merger Implementation Agreement continued	448
Merger Implementation Agreement
Newcrest means Newcrest Mining Limited.

Newcrest Board means the Board of Directors of Newcrest.

Newcrest Disclosed Information means all information provided on or prior to the date of this agreement by Newcrest and its representatives to Lihir and its representatives in connection with the Scheme or which relates to the Newcrest Group’s past, present or future operations, affairs, business or strategic plans.

Newcrest Group means Newcrest and its subsidiaries.

Newcrest Material Adverse Change means an event or occurrence after the date of this agreement and before the Implementation Date, that individually or when aggregated with all other such events or occurrences (provided that each individual event or occurrence being aggregated has a relevant net profit after tax negative impact of at least US$5 million):
(a)	diminishes or a reasonable person acting in good faith would consider it likely to diminish:
(i)	the consolidated net assets of the Newcrest Group by an amount equal to or greater than US$660 million; or

(ii)	the future consolidated annual net profit after tax of the Newcrest Group on a recurring basis by an amount equal or greater than US$60 million per year; or
(b)	results in the Newcrest Group being unable to carry on its business in substantially the same manner as at the date of this agreement, other than any event or occurrence:
(i)	which is a direct result of general economic or securities markets conditions;

(ii)	which is required to be done or undertaken pursuant to the Scheme;

(iii)	which is done with the prior approval of Lihir; or

(iv)	to the extent that event or occurrence was known to Lihir prior to the date of this agreement.
Newcrest Provided Information means all information regarding the Newcrest Group and the New Newcrest Shares to enable the Scheme Booklet to be prepared, which for the avoidance of doubt will be the level of disclosure required if the issue of the New Newcrest Shares under the Scheme were a public offering of securities under the PNG Securities Act (1998).

Newcrest Regulated Event means, in relation to any Newcrest Group member, the occurrence of any of the following (other than in connection with the Scheme or as fairly disclosed, and accepted for inclusion by Lihir, in the Newcrest Disclosed Information)
(a)	any matter referred to in section 652C(1) or (2) of the Australian Corporations Act;

(b)	any acquisitions of assets, properties or business that involves a series of commitments by the Newcrest Group exceeding US$500 million in aggregate, other than the exercise by a Newcrest Group member of any existing pre-emptive

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right or interest in any joint venture in which a Newcrest Group member is a participant as at the date of this agreement; and

(c)	any disposals of assets, properties or business exceeding US$350 million in aggregate.
Newcrest Share means a fully paid ordinary share in the capital of Newcrest.

Newcrest Subsidiary means a wholly owned subsidiary of Newcrest incorporated in PNG.

Newcrest VWAP means the volume weighted average share price for Newcrest Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings and any other trades which Lihir and Newcrest reasonably agree to exclude on the basis that they are not representative of the general price at which Newcrest Shares are trading on ASX in the context of trading in Newcrest Shares on any day on which the trades took place) over the 5 consecutive Trading Days (as defined in the official listing rules of ASX) immediately preceding the Second Court Date (calculated to 2 decimal places).

New Newcrest Shares means the new Newcrest Shares to be issued under the terms of the Scheme as Scheme Consideration.

Participant means each Lihir Shareholder as at the Record Date.

PNG means Papua New Guinea.

PNG Companies Act means the Companies Act 1997 (PNG).

PNG Registrar of Companies means the Registrar of Companies appointed under section 394(1) of the PNG Companies Act.

POMSoX means Port Moresby Stock Exchange Limited or, as the context requires, the financial market operated by it.

Proposed Transaction means the acquisition by Newcrest of Lihir by way of the Scheme.

Record Date means 7.00pm on the date that is 5 Business Days after the date on which the Scheme becomes effective.

Regulatory Approval means any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Governmental Agency or anything that would be fully or partly prohibited or restricted by law if a Governmental Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Scheme has the meaning given in clause 1.3.

Scheme Booklet means the explanatory memorandum to be prepared in accordance with the Companies Act and the orders of the Court at the First Court Hearing in relation to the Scheme, which annexes the Independent Expert’s Report, scheme of arrangement by Lihir, the deed poll by Newcrest and the Notice of Meeting and Proxy Form as required by the Court.

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Merger Implementation Agreement
Scheme Consideration means the consideration to be provided to Participants under the terms of the Scheme, as described in clause 2.

Second Court Date means the first day of the Second Court Hearing or, if the Second Court Hearing of such application is adjourned for any reason, means the first day of the adjourned Second Court Hearing.

Second Court Hearing means the hearing of the application by Lihir for orders pursuant to section 250(1) of the Companies Act including for the approval of the Scheme.

Share Consideration means 1 New Newcrest Share per 8.43 Lihir Shares.

Share Consideration Cap means 280,988,130 Newcrest Shares (provided that this number may be increased to take account of the issue of any new Lihir Shares under the Lihir Executive Share Plan).

Shareholders’ Meeting means:
(a)	the meeting of Lihir Shareholders convened by Court order under the PNG Companies Act at which Lihir Shareholders are to consider whether to approve the Scheme, including any adjournment of that meeting; and

(b)	the meeting of Lihir Shareholders to be held immediately following the meeting described in paragraph (a) to consider whether to approve the acquisition by Newcrest of a relevant interest (within the meaning of the Securities Act 1997 (PNG)) in 100% of the voting shares of Lihir as a result of the Scheme.
Superior Proposal means a bona fide Competing Proposal that the Lihir Board considers to be more favourable to the Lihir Shareholders than the Scheme taking into account its fiduciary and statutory duties and based on a qualitative assessment of the identity, reputation and standing of the party making the Competing Proposal.

Third Party Discussion has the meaning given in clause 13.1.

Timetable means the indicative timetable for the Scheme set out in the schedule, as varied by agreement between the parties.

19.	Interpretation

19.1	The following rules apply unless the context requires otherwise.
(a)	The singular includes the plural, and the converse also applies.

(b)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(c)	A reference to a party, clause or schedule is a reference to a party to, clause or schedule of this agreement.

(d)	A reference to an agreement or document (including a reference to this agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this agreement or that other agreement or document.

(e)	A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form.

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(f)	A reference to a party to this agreement or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(g)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(h)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(i)	A reference to an asset includes any real or personal, present or future, tangible or intangible property or asset (including intellectual property) and any right, interest, revenue or benefit in, under or derived from the property or asset.

(j)	A reference to time is to the time in Port Moresby, PNG.

(k)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(l)	Words and phrases not specifically defined in this agreement have the same meanings (if any) given to them in the PNG Companies Act.

(m)	If the doing of any act, matter or thing under this agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.

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Merger Implementation Agreement
Schedule
Timetable

Days post execution of Merger
Event	Implementation Agreement
Lihir provides draft Scheme Booklet to PNG Registrar of Companies	37
First Court Date	51
Despatch of Scheme Booklet	52 to 55
Shareholders’ Meeting	86
Second Court Date	94
Effective Date	95
Record Date	102
Implementation Date	109

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Merger Implementation Agreement
Executed as an agreement on 4 May 2010
Executed by Newcrest Mining Limited:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Executed by Lihir Gold Limited:

Director Signature	Director/Secretary Signature

Print Name	Print Name

SCHEME OF ARRANGEMENT

ATTACHMENT
454

C

SCHEME OF ARRANGEMENT

LGL

Jimmy Apala, Mining
Production B Crew,
Lihir Island

Lihir Gold Limited Scheme Booklet	455
Scheme of Arrangement
Lihir Gold Limited
ARBN 069 803 998
LGL Shareholders
Blake Dawson
Level 36, Grosvenor Place
225 George Street
Sydney NSW 2000
Australia
T 61 2 9258 6000
F 61 2 9258 6999
Reference
PHM SZMC SZD
02-2013-4463
©Blake Dawson 2010

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Blake Dawson
Contents

CONTENTS	2

1. PRELIMINARY	3

2. CONDITIONS	3

3. SCHEME	4

4. SCHEME CONSIDERATION	7

5. DEALINGS IN LGL SHARES	12

6. QUOTATION OF SHARES	13

7. GENERAL	13

8. DEFINITIONS AND INTERPRETATION	14

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SCHEME OF ARRANGEMENT
pursuant to section 250 of the Companies Act 1997 (PNG)
between

Lihir Gold Limited ARBN 069 803 998 (LGL)
and

each LGL Shareholder
1.	PRELIMINARY
1.1	LGL

LGL is a public company incorporated in Papua New Guinea, having its registered office at Level 7, Cnr Champion Pde and Musgrave St, Port Moresby, Papua New Guinea. LGL Shares are quoted on the official list of POMSoX and ASX and LGL has American Depository Shares (representing LGL Shares) quoted on NASDAQ.

1.2	Newcrest

Newcrest Mining Limited is a public company incorporated in Australia, registered in Victoria, having its registered office at Level 9, 600 St Kilda Rd, Melbourne, VIC 3004 (Newcrest). Newcrest Shares are quoted on the official list of ASX and Newcrest has American Depository Receipts (representing Newcrest Shares) that are quoted on the OTCBB and traded over-the-counter in the United States.

1.3	Effect of Scheme

If the Scheme becomes Effective, then:
(a)	in consideration for Newcrest’s name being entered in the Register in respect of all the Scheme Shares under this Scheme, Newcrest will provide, or procure the provision of, the Scheme Consideration to the Scheme Participants in accordance with the terms of the Scheme; and

(b)	LGL will enter the name of Newcrest in the Register in respect of all of the Scheme Shares in accordance with the terms of the Scheme.
1.4	Deed Poll

Newcrest has entered into the Deed Poll in favour of the Scheme Participants pursuant to which it has covenanted to Scheme Participants that it will observe and perform the obligations contemplated of it under the Scheme, including without limitation, providing to each Scheme Participant, or procuring the provision to each of them of, the Scheme Consideration to which such Scheme Participant is entitled under the Scheme.
2.	CONDITIONS
2.1	Conditions of Scheme

The Scheme is conditional on:

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(a)	all of the Conditions Precedent having been satisfied or waived in accordance with the terms of the Merger Implementation Agreement, which Conditions Precedent include the Court approving the Scheme in accordance with section 250 of the Companies Act 1997 (PNG) (PNG Companies Act);and

(b)	any other conditions on which the Court makes its order approving the Scheme under section 250(1) or any subsequent order under section 251(1) of the PNG Companies Act that are approved in writing by LGL and Newcrest being satisfied.
2.2	Certificate

LGL and Newcrest will each provide to the Court at the Second Court Hearing a certificate confirming whether, within their knowledge, as at 8.00am on the Second Court Hearing Date all the Conditions Precedent (other than in relation to the Scheme being approved by the Court pursuant to section 250 of the PNG Companies Act) have been satisfied or waived in accordance with the terms of the Merger Implementation Agreement.

2.3	Conclusive evidence

The giving of a certificate by Newcrest or LGL under clause 2.2 will, in the absence of manifest error or a contradictory statement in the certificate given by the other, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in each certificate.

2.4	Scheme becoming effective

Subject to clause 2.5, the Scheme will become effective on the Effective Date.

2.5	End Date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.
3.	SCHEME
3.1	Lodgement of Court order

Following the approval of the Scheme by the Court at the Second Court Hearing in accordance with section 250 of the PNG Companies Act, LGL will, as soon as possible (and in any event within one month in accordance with section 250(4) of the PNG Companies Act), lodge with the PNG Registrar of Companies a certified copy of the Court order approving the Scheme.

3.2	Transfer of Scheme Shares and entry of Newcrest on Register

On the Implementation Date, subject to the provision of the Scheme Consideration in accordance with clause 4.1 and the Deed Poll and Newcrest having provided LGL with written confirmation thereof, all of the Scheme Shares will, together with all rights and entitlement attaching to the Scheme Shares as at the Implementation Date, be transferred to Newcrest, without the need for any further act by any Scheme Participant (other than acts performed by LGL or any of its directors or officers as attorney or agent for Scheme Participants under this Scheme), in accordance with clauses 3.3 and 3.4.

3.3	PNG Register
(a)	In respect of Scheme Participants holding Scheme Shares on the PNG Register, each such Scheme Participant, as transferor, authorises and directs the PNG broker to effect a transfer of their Scheme Shares on the PNG Register to Newcrest on the Implementation Date and for that purpose each such Scheme

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Participant authorises and directs the PNG Broker to execute a transfer of the Scheme Shares on the PNG Register on their behalf.

(b)	LGL must enter Newcrest in the PNG Register as the holder of all the Scheme Shares on the PNG Register on the Implementation Date.
3.4	Australian Registers
(a)	In respect of Scheme Participants holding Scheme Shares on the Australian Registers, each such Scheme Participant, as transferor, authorises and directs LGL to enter Newcrest in the Australian Registers as holder of those Scheme Shares, or to procure that those Scheme Shares are otherwise transferred to Newcrest on the Implementation Date by any means reasonably determined by LGL (after having consulted in good faith with Newcrest), including but not limited to, pursuant to:
(i)	an ASTC Regulated Transfer;

(ii)	a Holding Adjustment; or

(iii)	a Scheme Transfer,
and each such Scheme Participant further authorises and directs LGL to take any action which LGL reasonably determines is necessary or appropriate to give effect to the entry in the Australian Registers or transfer (as applicable), including but not limited to:
(iv)	executing and delivering, or causing to be executed and delivered, any documents;

(v)	giving instructions to any relevant Participant under the ASTC Settlement Rules; or

(vi)	Transmitting, or causing to be Transmitted, any Message.
(b)	LGL must enter Newcrest in the Australian Registers as the holder of all of the Scheme Shares on the Australian Registers on the Implementation Date.

(c)	If any action taken by LGL pursuant to clause 3.4(a) is subsequently determined by a court having appropriate jurisdiction not to have been effective to bring about the entry in the Australian Registers of Newcrest as holder of the Scheme Shares then neither Newcrest nor LGL will be entitled to set aside or claim from the Scheme Participants any of the Scheme Consideration provided to the Scheme Participants (in whole or in part) and, subject to clause 3.4(d), Newcrest and LGL irrevocably waive any and all rights they would otherwise have in respect of the failure to bring about the entry in the Australian Registers of Newcrest as holder of the Scheme Shares.

(d)	Paragraph 3.4(c) will not prevent LGL or Newcrest from taking any and all further action (including but not limited to the execution of a Scheme Transfer) which it deems necessary or advisable in order to validly effect the transfer of the Scheme Shares on the Australian Registers to Newcrest.
3.5	Agreement by Scheme Participants

The Scheme Participants irrevocably agree, without the need for any further act by them, to the transfer of all of their Scheme Shares, together with all rights and entitlements attaching to their Scheme Shares as at the time of transfer, to Newcrest and the entry of Newcrest in the Register as the holder of all their Scheme Shares in accordance with the terms of the Scheme. Scheme Participants to whom New Newcrest Shares are issued

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pursuant to the Scheme irrevocably agree, without the need for any further act by them, to become members of Newcrest for the purposes of the Australian Corporations Act and to have their name and address entered in Newcrest’s register of members and to accept the New Newcrest Shares issued by way of Scheme Consideration subject to the Newcrest Constitution and agree to be bound by the Newcrest Constitution.

3.6	Warranties by Scheme Participants

Each Scheme Participant is deemed to have warranted to LGL and appointed and authorised LGL as its attorney and agent to warrant to Newcrest, that all its Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred to Newcrest under the Scheme will, at the time of the transfer of the Scheme Shares to Newcrest, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer and that it has the full power and capacity to sell and transfer its Scheme Shares (including any rights and entitlements attaching to those shares) to Newcrest under the Scheme. LGL undertakes in favour of each Scheme Participant that it will provide such warranty to Newcrest on behalf of that Scheme Participant.

3.7	Transfer free from encumbrances

To the extent permitted by law, all LGL Shares (including any rights and entitlements attaching to those shares) which are transferred to Newcrest under this Scheme will, at the time of the transfer of them to Newcrest, vest in Newcrest free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Scheme.

3.8	Beneficial entitlement by Newcrest

From the Effective Date, Newcrest shall be beneficially entitled to the LGL Shares to be transferred to it under the Scheme (together with all rights and entitlements attaching to those LGL Shares), pending the effective transfer of those LGL Shares to Newcrest.

3.9	Appointment of Newcrest as sole proxy

From the Effective Date until the effective transfer of all the LGL Shares to Newcrest, each Scheme Participant:
(a)	without the need for any further act by that Scheme Participant, irrevocably appoints Newcrest as its proxy to (and irrevocably appoints Newcrest as its agent and attorney for the purpose of appointing any director or officer of Newcrest as that Scheme Participant’s proxy and, where appropriate, its corporate representative to) attend shareholders meetings, exercise the votes attaching to LGL Shares registered in its name as the proxy or representative sees fit and sign any shareholders resolution, and no Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 3.9(a)); and

(b)	must take all other actions in the capacity of the registered holder of LGL Shares as Newcrest directs.

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4.	SCHEME CONSIDERATION
4.1	Provision of Scheme Consideration
(a)	In consideration of Newcrest’s name being entered in the Register in respect of all the Scheme Shares, Newcrest must:
(i)	no later than one Business Day before the Implementation Date, deposit in immediately available funds an amount equal to the aggregate amount of the cash component of the Scheme Consideration payable to all Scheme Participants in accordance with this clause 4, into an account with an Australian ADI (as defined in the Australian Corporations Act) nominated by LGL for that purpose and which attracts interest at a commercial rate (with such interest accruing to the benefit of LGL) with those funds (excluding any interest accrued) to be held on trust by LGL for the Scheme Participants for the purpose of LGL paying the cash component of the Scheme Consideration to the Scheme Participants; and

(ii)	on the Implementation Date, issue and allot to each Scheme Participant (other than an Ineligible Overseas Shareholder or an Electing Unmarketable Parcel Shareholder) such number of New Newcrest Shares (if any) as that Scheme Participant is entitled to as the New Newcrest Share component of the Scheme Consideration under this clause 4;

(iii)	on the Implementation Date, issue and allot to the Sale Agent in accordance with clause 4.5 such number of New Newcrest Shares (if any) as are attributable to Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders;

(iv)	on the Implementation Date, enter into the register of members of Newcrest the name and address of:
(A)	each Scheme Participant (other than an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder) in respect of the aggregate number of New Newcrest Shares issued to them under clause 4.1(a)(ii);

(B)	the Sale Agent in respect of the aggregate number of New Newcrest Shares issued to it under 4.1(a)(iii);
(b)	Subject to clause 4.7, as soon as practicable after the Implementation Date and no later than 5 Business Days after the Implementation Date, Newcrest must send or procure the despatch to:
(i)	each Scheme Participant (other than an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder) by pre-paid post to his or her address recorded in the Register at the Record Date; and

(ii)	the Sale Agent by pre-paid post to its registered address or such other address as it has notified to Newcrest prior to the Implementation Date, a holding statement or notice confirming the issue of the New Newcrest Shares to that Scheme Participant or the Sale Agent (as the case may be) representing the total number of New Newcrest Shares to be issued to that Scheme Participant or the Sale Agent (as the case may be) in accordance with this Scheme.

(c)	Subject to clause 4.7, within 5 Business Days after the Implementation Date, subject to receipt of the aggregate amount of the cash component of the Scheme

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Consideration in accordance with clause 4.1(a)(i), LGL will pay to each Scheme Participant such amount of the cash component of the Scheme Consideration (if any) as that Scheme Participant is entitled to under this clause 4 for each Scheme Share registered in the name of that Scheme Participant by cheque drawn in Australian currency sent by pre-paid post to the address of Scheme Participant recorded in the Register at the Record Date.

(d)	Except for a Scheme Participant’s tax file number, any binding instruction or notification between a Scheme Participant and LGL relating to Scheme Shares as at the Record Date (including, without limitation, any instructions relating to payment of dividends or to communications from LGL) will, from the Record Date, be deemed (except to the extent determined otherwise by Newcrest in its sole discretion) to be a similarly binding instruction or notification to, and accepted by, Newcrest in respect of the New Newcrest Shares issued to the Scheme Participant pursuant to the Scheme, until that instruction or notification is revoked or amended in writing addressed to Newcrest through the Newcrest Registry, provided that any such instructions or notifications accepted by Newcrest will apply to and in respect of the issue of New Newcrest Shares as part of the Scheme Consideration only to the extent that they are not inconsistent with the other provisions of the Scheme.
4.2	Election
(a)	A Scheme Participant may make:
(i)	an Election for Mixed Consideration, Maximum Cash Consideration or Maximum Share Consideration (but, subject to clause 4.2(b)(iv), not for two or more of them); and /or

(ii)	an election that, if they would otherwise receive in aggregate 14 New Newcrest Shares or less under the Scheme (taking into account their Election and any scale back of their Scheme Consideration in accordance with clause 4.4), those New Newcrest Shares instead be issued to the Sale Agent in accordance with clause 4.5) (an Unmarketable Parcel Election), by completing, in accordance with the instructions on it, the election form for the purpose which accompanies the Scheme Booklet (or which is otherwise made available by LGL, including electronically) (the Election Form) and returning or submitting the completed Election Form to the address or via the method set out in the Election Form so that it is received by no later than the Election Date.

(b)	Subject to clause 4.8(b):
(i)	any Election (other than an Election deemed to be made pursuant to and in accordance with clause 4.2(d)) or Unmarketable Parcel Election must be made in accordance with the terms and conditions on the Election Form;

(ii)	any Election or Unmarketable Parcel Election will apply to all of the LGL Shares of the Scheme Participant as at the Record Date;

(iii)	once made, a valid Election or Unmarketable Parcel Election by a Scheme Participant may be varied before the Election Date by lodging or submitting a replacement Election Form in accordance with the instructions on the Election Form; and

(iv)	in the manner considered appropriate by LGL (acting reasonably),a Scheme Participant that holds one or more parcels of LGL Shares as

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trustee or nominee for, or otherwise on account of, another person, may make separate Elections or Unmarketable Parcel Elections in relation to each of those parcels of LGL Shares (and, for the purposes of calculating the Scheme Consideration to which that Scheme Participant is entitled under the Scheme, each such parcel of LGL Shares will be treated as though it were held by a separate Scheme Participant).
(c)	Any purported Election or Unmarketable Parcel Election not made in accordance with clause 4.2(a) and 4.2(b) will not be valid for any purpose and will not be recognised by LGL or Newcrest.

(d)	Any Scheme Participant who has not made a valid Election is, for the purpose of the Scheme, deemed to have made a valid Election for Maximum Share Consideration.
4.3	Mixed Consideration
(a)	A Scheme Participant may make an Election for Mixed Consideration in relation to the Scheme Consideration that the Scheme Participant is entitled to receive under this Scheme.

(b)	If a Scheme Participant elects to receive the Mixed Consideration then, subject to clauses 4.5 and 4.8, the Scheme Participant will be entitled to receive as Scheme Consideration:
(i)	a cash amount of A$0.225 for each Scheme Share held by that Scheme Participant at the Record Date; and

(ii)	one New Newcrest Share for every 8.43 Scheme Shares held by that Scheme Participant at the Record Date, less (in respect of each Scheme Share held by that Scheme Participant at the Record Date) any dividend recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date.
4.4	Mix and match facility
(a)	A Scheme Participant may, subject to the terms of this Scheme, elect to:
(i)	maximise the New Newcrest Share component of the Scheme Consideration (Maximum Share Consideration); or

(ii)	maximise the cash component of the Scheme Consideration (Maximum Cash Consideration).
(b)	Any Election for Maximum Share Consideration will be subject to the Share Consideration Cap (subject to clause 4.4(c)), and any Election for Maximum Cash Consideration will be subject to the Cash Consideration Cap.

(c)	Elections for Maximum Share Consideration will be satisfied in full where sufficient New Newcrest Shares are available (having regard to the Share Consideration Cap). If the number of New Newcrest Shares available after deducting the Mixed Consideration Shares is insufficient to satisfy the Maximum Share Number, then a Scheme Participant who has made, or is deemed to have made, a valid Election for Maximum Share Consideration will receive:
(i)	a number of New Newcrest Shares equal to:

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{(Shareholder Offer Value / Newcrest VWAP) / Maximum Share Number} x (Share Consideration Cap — Mixed Consideration Shares) (the Maximum Share Consideration Share Component); and

(ii)	cash equal to:

Shareholder Offer Value — (Maximum Share Consideration Share Component x Newcrest VWAP).
(d)	Elections for Maximum Cash Consideration will be satisfied in full where sufficient cash is available (having regard to the Cash Consideration Cap). If, after deducting the Mixed Consideration Cash, the amount of cash available is insufficient to satisfy in full all valid Elections for Maximum Cash Consideration, a Scheme Participant who has made a valid Election for Maximum Cash Consideration will receive:
(i)	cash equal to:

(Shareholder Offer Value / Maximum Cash Value) x (Cash Consideration Cap — Mixed Consideration Cash) (the Maximum Cash Consideration Cash Component); and

(ii)	New Newcrest Shares equal to:

(Shareholder Offer Value — Maximum Cash Consideration Cash Component) / Newcrest VWAP.
(e)	LGL may, with Newcrest’s consent (which may not be unreasonably withheld or delayed), settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with any Election, whether arising generally or in relation to any particular Election of a Scheme Participant, and any decision is conclusive and binding on all relevant Scheme Shareholders and other persons to whom the decision relates.
4.5	Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders
(a)	Newcrest will be under no obligation under the Scheme to issue, and will not issue, any New Newcrest Shares to an Ineligible Overseas Shareholder or an Electing Unmarketable Parcel Shareholder, and instead Newcrest will issue to the Sale Agent on the Implementation Date the New Newcrest Shares to which:
(i)	each Ineligible Overseas Shareholder, having regard to their Election and the operation of clauses 4.4(c) and 4.4(d), would otherwise have been entitled (if they were a Scheme Participant that was not an Ineligible Overseas Shareholder); and

(ii)	each Electing Unmarketable Parcel Shareholder, having regard to their Election and the operation of clauses 4.4(c) and 4.4(d), would otherwise have been entitled (if they had not submitted a valid Unmarketable Parcel Election).
(b)	Newcrest will procure that, as soon as reasonably practicable, the Sale Agent:
(i)	sells on ASX all of the New Newcrest Shares issued to the Sale Agent pursuant to clause 4.5(a) in such manner, at such price and on such other terms as the Sale Agent determines in good faith, and at the risk of the Ineligible Overseas Shareholder and Electing Unmarketable Parcel Shareholder; and

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(ii)	remits to Newcrest (or at its direction) the gross proceeds of sale without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions of tax required by law or any revenue authority).
(c)	Promptly after the remittance in accordance with clause 4.5(b), Newcrest will pay, or procure the payment, by cheque drawn in Australian currency, to each Ineligible Overseas Shareholder and Electing Unmarketable Parcel Shareholder (in accordance with clause 4.6) such proportion of the gross proceeds of sale remitted to (or at the direction of) Newcrest pursuant to clause 4.5(b)(ii) as is equal to the number of New Newcrest Shares that would have been issued pursuant to the Scheme to that Ineligible Overseas Shareholder (if they were a Scheme Participant that was not an Ineligible Overseas Shareholder) or Electing Unmarketable Parcel Shareholder (if they had not submitted a valid Unmarketable Parcel Election) (as applicable) divided by the total number of New Newcrest Shares issued to the Sale Agent pursuant to clause 4.5(a), without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority) in full satisfaction of Newcrest’s obligations to that Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholders applicable) under the terms of the Scheme in respect of the Share Consideration.
4.6	Sending cheques

Subject to clause 4.7, the despatch to a Scheme Participant of any cheque drawn in Australian currency for the proceeds of sale pursuant to clause 4.5 must be by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) in an envelope addressed to their address shown in the Register as at the Record Date.

4.7	Joint holders

In the case of LGL Shares held in joint names:
(a)	any cheque required to be paid to Scheme Participants under this Scheme must be payable to the joint holders and be forwarded to the holder whose name appears first in the Register as at the Record Date; and

(b)	holding statements or notices confirming the issue of the New Newcrest Shares to Scheme Participants must be issued in the names of the joint holders and sent to the holder whose name appears first in the Register as at the Record Date.
4.8	Fractional entitlements
(a)	If the number of Scheme Shares held by a Scheme Participant is such that the aggregate entitlement of that Scheme Participant to Scheme Consideration:
(i)	includes a fractional entitlement to a New Newcrest Share; and/or

(ii)	includes a fractional entitlement to a cent in cash,
then the entitlement of that Scheme Participant must be rounded up or down, with any fractional entitlement of less than 0.5 being rounded down to the nearest whole number of New Newcrest Shares or cents (as applicable), and any fractional

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entitlement of 0.5 or more being rounded up to the nearest whole number of New Newcrest Shares or cents (as applicable).

(b)	If Newcrest is of the opinion (acting reasonably) that two or more Scheme Participants, each of which holds a holding of Scheme Shares which results in rounding in accordance with clause 4.8(a), have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding , Newcrest may give notice to those Scheme Participants:
(i)	setting out the names and registered addresses of all of them;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice the Scheme Shares held by all of them, and, after the notice has been so given, the Scheme Participant specifically identified in the notice as the deemed holder of all the specified Scheme Shares shall, for the purposes of the Scheme, be taken to hold all those Scheme Shares and each of the other Scheme Participants whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no Scheme Shares.
4.9	New Newcrest Shares to rank equally
(a)	New Newcrest Shares issued to the Scheme Participants will be validly issued and will rank equally in all respects with all existing Newcrest Shares.

(b)	On issue, each New Newcrest Share issued to the Scheme Participants will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.
5.	DEALINGS IN LGL SHARES
5.1	Determination of Scheme Participants

For the purpose of establishing who are the Scheme Participants, dealings in LGL Shares will only be recognised if:
(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant LGL Shares at or before the Record Date; and

(b)	in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received at or before the Record Date at the place where the Register is kept.
5.2	Register
(a)	Transmission applications or transfers received at or before the Record Date: LGL must register registrable transmission applications or transfers of the kind referred to in clause 5.1(b) by the Record Date.

(b)	Transmission applications or transfers received after the Record Date: LGL will not accept for registration or recognise for any purpose any transmission applications or transfers in respect of LGL Shares received after the Record Date, other than a transfer to Newcrest in accordance with the Scheme.

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(c)	Maintaining of the Register: For the purpose of determining entitlements to participate in the Scheme, LGL will, until the Scheme Consideration has been provided, maintain the Register in accordance with the provisions of this clause 5 and, subject to clause 4.7, the Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	Scheme Participant details: LGL must procure that, as soon as practicable after the Record Date and in any event at least 2 Business Days before the Implementation Date, details of the names, registered addresses and holdings of LGL Shares of every Scheme Participant as shown in the Register at the Record Date are available to Newcrest in such form as Newcrest may reasonably require.

(e)	Effect of the Record Date: All statements of holding for LGL Shares (other than statements of holding in favour of Newcrest) will cease to have any effect from the Record Date as documents of title in respect of those LGL Shares. As from the Record Date, each entry current at that date on the Register relating to LGL Shares will cease to be of any effect other than as evidence of entitlement to the Scheme Consideration in respect of the LGL Shares relating to that entry.
6.	QUOTATION OF SHARES
6.1	Suspension of trading in LGL Shares and American Depository Shares

LGL must apply to ASX and POMSoX for a suspension in trading in LGL Shares on and from the close of trading on the Effective Date. LGL must apply to NASDAQ for a suspension in trading in American Depository Shares (representing LGL Shares) on and from the close of trading on the trading day immediately preceding the Effective Date.

6.2	Termination from official quotation of LGL Shares and American Depository Shares

LGL will apply, as and when required by Newcrest, for termination of the official quotation of LGL Shares on ASX and POMSoX and American Depository Shares (representing LGL Shares) quoted on NASDAQ and the removal of LGL from the official list of those exchanges with effect from the Business Day after the date on which Newcrest is duly registered as the holder of all the Scheme Shares in accordance with this Scheme.

6.3	Quotation of New Newcrest Shares

Newcrest will use its best endeavours to procure that the New Newcrest Shares to be issued pursuant to the Scheme will be quoted on ASX and POMSoX as soon as practicable after the Effective Date, initially on a deferred settlement basis and thereafter on a normal T+3 settlement basis.
7.	GENERAL
7.1	Appointment of attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints LGL as its attorney and agent for the purpose of doing all things and executing any document necessary or desirable to give effect to the Scheme, and LGL accepts such appointment. LGL, as agent and attorney of each Scheme Participant, may sub delegate its functions, authorities or powers under this clause 7.1 to all or any of its directors and officer (jointly, severally, or jointly and severally).

7.2	LGL and Scheme Participants bound

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The Scheme binds LGL and all Scheme Participants (including those who did not attend the Shareholders’ Meeting, did not vote at that meeting or voted against the Scheme) and will, for all purposes, have effect notwithstanding any inconsistent provision in the constitution of LGL to the extent permitted by law.

7.3	Further assurances

LGL will execute all documents and do all acts and things necessary or expedient to give effect to the terms of the Scheme and the transactions contemplated by it.

7.4	Authority

Each of the Scheme Participants consent to LGL doing all things necessary or incidental to the implementation of the Scheme.

7.5	Communications

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to LGL, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at LGL’s registered office or at the share registry of LGL. If communications are sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

7.6	Alterations and conditions

LGL may by its counsel, and with the prior consent of Newcrest, consent on behalf of all Scheme Participants to any modifications or conditions which the Court thinks fit to impose.

7.7	Stamp Duty

Newcrest will pay any stamp duty and any related fines, penalties and interest payable on, or in connection with the transfer by Scheme Participants of the LGL Shares and the entry of Newcrest as the holder of all the Scheme Shares in the Register.

7.8	Governing law

This Scheme is governed by the laws of Papua New Guinea. The parties submit to the non-exclusive jurisdiction of the National Court of Papua New Guinea and the courts of appeal from it.
8.	DEFINITIONS AND INTERPRETATION
8.1	Definitions

In this Scheme, except where the context otherwise requires:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532). ASTC Regulated Transfer has the meaning given to that term in the ASTC Settlement Rules.

ASTC Settlement Rules means the operating rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

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ASX Listing Rules means the official listing rules of ASX as from time to time amended or waived in their application to a party.

ASX Trading Day has the meaning given to the term “Trading Day” in the ASX Listing Rules.

Australian Corporations Act means the Corporations Act 2001 of the Commonwealth of Australia.

Australian Registers means those parts of LGL’s share register comprising LGL Shareholders designated in the share register as being on the “New South Wales Register” or the “Victorian Register” and holding LGL Shares that are capable of being traded on the ASX.

Business Day means Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that the ASX or POMSoX declares is not a business day.

Cash Consideration Cap means A$1 billion (or such higher amount as Newcrest determines in its absolute discretion).

CHESS means the Clearing House Electronic Subregister System, which facilitates electronic security transfer in Australia.

Conditions Precedent means the conditions precedent in clause 5 of the Merger Implementation Agreement.

Court means the National Court of Papua New Guinea.

Deed Poll means the deed poll made by Newcrest in favour of Scheme Participants under which Newcrest agrees to procure the provision of the Scheme Consideration to Scheme Participants.

Dividend Value means the amount of any dividend in respect of one LGL Share recommended, declared or paid or resolved to be recommended, declared or paid by LGL on or after the date of the Merger Implementation Agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date.

Effective when used in relation to the Scheme, means the coming into effect, pursuant to section 250 of the PNG Companies Act, of the order of the Court under section 250(1) of the PNG Companies Act approving the Scheme.

Effective Date means the date on which the orders of the Court under section 250(1) of the PNG Companies Act approving the Scheme become Effective.

Electing Unmarketable Parcel Shareholder means a Scheme Participant who makes an Unmarketable Parcel Election and, but for making that Unmarketable Parcel Election, would receive in aggregate 14 New Newcrest Shares or less under the Scheme (taking into account their Election and any scale back of their Scheme Consideration in accordance with clause 4.4).

Election means a valid election made by an LGL Shareholder pursuant to clause 4.2(a) and in accordance with clause 4.2(b), or deemed to be made pursuant to and in accordance with clause 4.2(d).

Election Date means 9.00pm on the same date as the Record Date.

Election Form has the meaning given in clause 4.2(a).

End Date means 31 December 2010 or such later date as agreed between the parties.

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First Court Hearing means the hearing of the application by LGL for orders pursuant to section 250 of the PNG Companies Act including for the convening of the Shareholders Meeting.
Holding Adjustment has the meaning given to that term in the ASTC Settlement Rules.
Implementation Date means the date that is 5 Business Days after the Record Date, or such other date agreed in writing by the parties.
Independent Expert’s Report means the report prepared by the Independent Expert for inclusion in the Scheme Booklet in accordance with the PNG Companies Act and the order of the Court at the First Court Hearing.
Ineligible Overseas Shareholder means a Scheme Participant whose address as shown in the LGL Register is located in a jurisdiction other than PNG, Australia (and its external territories), the United States, the United Kingdom (only certain LGL shareholders as described in section 14.14(a) of the Scheme Booklet), Canada, Singapore, Hong Kong, New Zealand, the People’s Republic of China, Indonesia, France, Japan, Ireland or Switzerland (unless Newcrest is satisfied that it is permitted to allot and issue New Newcrest Shares to that Scheme Participant pursuant to the Scheme by the laws of that place), or LGL or any of its related bodies corporate (as defined in the Australian Corporations Act).
LGL means Lihir Gold Limited (ARBN 069 803 998).
LGL Share means a fully paid ordinary share in the capital of LGL.
LGL Shareholder means a person who is registered in the Register as a holder of LGL Shares.
Maximum Cash Consideration has the meaning given in clause 4.4(a)(ii).
Maximum Cash Consideration Cash Component, in relation to a Scheme Participant, has the meaning given in clause 4.4(d)(i).
Maximum Cash Value means the aggregate Shareholder Offer Value in respect of all valid Elections for Maximum Cash Consideration.
Maximum Share Number means the aggregate number of New Newcrest Shares that would be issued if all valid Elections for Maximum Share Consideration were satisfied in full by the issue of New Newcrest Shares.
Maximum Share Consideration has the meaning given in clause 4.4(a)(i).
Maximum Share Consideration Share Component, in relation to a Scheme Participant, has the meaning given in clause 4.4(c)(i).
Merger Implementation Agreement means the Merger Implementation Agreement between LGL and Newcrest dated 4 May 2010, a copy of which is included in the Scheme Booklet.
Message has the meaning given to that term in the ASTC Settlement Rules.
Mixed Consideration means the Scheme Consideration ascertained in accordance with clause 4.3.
Mixed Consideration Cash means the amount of cash payable in respect of all valid Elections for Mixed Consideration.
Mixed Consideration Shares means the aggregate number of New Newcrest Shares to be issued in respect of all valid Elections for Mixed Consideration.

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NASDAQ means Nasdaq Stock Market Inc. National Market.
New Newcrest Shares means Newcrest Share to be issued under the Scheme as Scheme Consideration.
Newcrest means Newcrest Mining Limited (ABN 20 005 683 625).
Newcrest Constitution means the Newcrest Constitution as amended from time to time.
Newcrest Daily VWAP in relation to an ASX Trading Day, means the volume weighted average share price of Newcrest Shares which are sold on ASX on that day (excluding any and all special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase or the after hours adjust phase, overseas trades, trades pursuant to the exercise of options over Newcrest Shares and overnight crossings, and any other trades that Newcrest and LGL reasonably agree to exclude on the basis that they are not representative of the general price at which Newcrest Shares are trading on ASX in the context of trading in Newcrest Shares on any day in which the trades took place). This will be calculated using the IRESS Market System.
Newcrest Registry means Link Market Services Limited of Level 9, 333 Collins St of Melbourne VIC 3000.
Newcrest Share means a fully paid ordinary share in the capital of Newcrest.
Newcrest VWAP means the arithmetic average of the Newcrest Daily VWAPs over the five ASX Trading Days up to and including the Record Date, rounded to two decimal places
OTCBB means the over the counter bulletin board operated by the Financial Industry Regulatory Authority of the United States.
Participant has the meaning given to that term in the ASTC Settlement Rules.

PNG means Papua New Guinea.
PNG Broker means [name of broker], being a stock broker registered to operate on POMSoX under PNG law and being a participating organisation for the purposes of, and as defined in, the business rules of POMSoX.
PNG Companies Act means the Companies Act 1997 (PNG).
PNG Register means that part of LGL’s share register comprising LGL Shareholders designated in the share register as being on the “PNG Register” and holding LGL Shares that are capable of being traded on POMSoX.
PNG Registrar of Companies means the Registrar of Companies appointed under section 394(1) of the PNG Companies Act.
POMSoX means the Port Moresby Stock Exchange Limited.
Record Date means 7.00pm on the date that is 5 Business Days after the Effective Date.
Register means the PNG Register or the Australian Registers, as the case requires, and Registry has a corresponding meaning.
Sale Agent means a person appointed by Newcrest to act as agent for the purposes of clause 4.5 (and/or a nominee of that person that is a subsidiary of that person).
Scheme means this scheme of arrangement subject to any modifications or conditions made or required by the Court pursuant to section 250 or 251 of the PNG Companies Act and agreed or consented to by LGL and Newcrest.

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Scheme Booklet means the explanatory memorandum prepared pursuant to an order of the Court under section 250(2) of the PNG Companies Act at the First Court Hearing in relation to the Scheme, its Attachments, the notice of meeting, proxy form and Election Form.

Scheme Consideration means the consideration to be provided to Scheme Participants under the terms of this Scheme for the transfer to Newcrest of their Scheme Shares, as ascertained in accordance with clause 4.

Scheme Participant means each LGL Shareholder as at the Record Date. Scheme Share means each LGL Share on issue at the Record Date.

Scheme Transfer means, in relation to each Scheme Participant, a form of transfer for the purposes of section 65(2) of the PNG Companies Act which may be a master transfer of all or part of all of the Scheme Shares.

Second Court Date means the first day of hearing of an application to the Court for orders approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

Share Consideration Cap means 280,988,130 New Newcrest Shares (or such higher number of New Newcrest Shares as Newcrest determines in its absolute discretion).

Shareholders’ Meeting means the meeting of LGL Shareholders convened by Court order pursuant to section 250(1) of the PNG Companies Act at which LGL Shareholders are to consider whether to approve the Scheme, including any adjournment of that meeting.

Shareholder Offer Value in relation to a Scheme Participant means:
{(1 / 8.43 x Newcrest VWAP) + A$0.225 — Dividend Value} x the number of Scheme Shares held by that Scheme Participant
TSX means Toronto Stock Exchange.

Transmit has the meaning given to that term in the ASTC Settlement Rules.

Unmarketable Parcel Election has the meaning given in clause 4.2(a).
8.2	Interpretation

In this Scheme, unless the context otherwise requires:
(a)	headings and bolding are for convenience and do not affect interpretation;

(b)	the singular includes the plural and vice versa;

(c)	the word “person” includes a body corporate, a partnership, a joint venture, an unincorporated body or association, or any government agency;

(d)	a reference to a person includes a reference to the person’s executors, administrators, successors, substitutes and assigns;

(e)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(f)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(g)	references to agreements or deeds are to agreements or deeds as amended from time to time;

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(h)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, the Scheme and a reference to the Scheme includes any annexure, exhibit and schedule;

(i)	the words “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(j)	a reference to a holder includes a joint holder;

(k)	references to a currency are to Australian currency; and

(I)	a reference to time is a reference to Port Moresby Time.

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474

ATTACHMENT D

DEED POLL

CAT

Mining activities at
Bonikro, Côte d'Ivoire.

DEED POLL

Lihir Gold Limited Scheme Booklet	475
Deed Poll
Newcrest Mining Limited
ABN 20 005 683 625
Scheme Participants
Blake Dawson
Level 36, Grosvenor Place
225 George Street
Sydney NSW 2000
Australia
T 61 292586000
F 61 292586999
Reference
PHM SZMC SZD
02-2013-4463
©Blake Dawson 2010

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Deed Poll
DATE: 20 July 2010

PARTIES
Newcrest Mining Limited ABN 02 005 683 625 of Level 9, 600 St Kilda Rd, Melbourne, VIC 3004 (Newcrest)
Each Scheme Participant
OPERATIVE PROVISIONS
1.	CONDITIONS

1.1	Conditions

The obligations of Newcrest under clause 2 are subject to the Scheme becoming Effective.

1.2	Termination

If the Merger Implementation Agreement is terminated or the Scheme has not become Effective on or before the End Date, the obligations of Newcrest under this deed poll will automatically terminate, unless Newcrest otherwise agrees in writing.

1.3	Consequences of termination

If this deed poll is terminated under clause 1.2, in addition and without prejudice to any other rights, powers or remedies available to a party:
(a)	Newcrest is released from its obligations under this deed poll; and

(b)	each Scheme Participant retains the rights, powers or remedies the Scheme Participant has against Newcrest in respect of any breach of this deed poll which occurs before it is terminated.
2.	CONSIDERATION

2.1	Performance of obligations generally

Subject to clause 1, Newcrest covenants in favour of each Scheme Participant:
(a)	to provide or procure the provision of the Scheme Consideration to each Scheme Participant in consideration for to the entry of Newcrest’s name in the Register as the holder of all the Scheme Shares in accordance with the Scheme;

(b)	to acquire all LGL Shares in accordance with the Scheme; and

(c)	otherwise to do all things necessary or expedient on its part to implement the Scheme.

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2.2	Scheme Consideration

Subject to clause 1, the obligation of Newcrest to provide, or procure the provision of, the Scheme Consideration referred to in clause 2.1 (a) will be satisfied by Newcrest:
(a)	in respect of the cash component of the Scheme Consideration, no later than one Business Day before the Implementation Date, depositing in immediately available funds an amount equal to the aggregate amount of the cash component of the Scheme Consideration payable to all Scheme Participants in accordance with the Scheme, into an account with an Australian ADI (as defined in the Australian Corporations Act) nominated by LGL for that purpose and which attracts interest at a commercial rate (with such interest accruing to the benefit of LGL) with those funds (excluding any interest accrued) to be held on trust by LGL for the Scheme Participants for the purpose of LGL paying the cash component of the Scheme Consideration to the Scheme Participants; and

(b)	in respect of the New Newcrest Shares component of the Scheme Consideration:
(i)	on the Implementation Date, issuing and allotting to each Scheme Participant (other than an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder) such number of New Newcrest Shares (if any) as that Scheme Participant is entitled to as the New Newcrest Share component of the Scheme Consideration under the Scheme;

(ii)	on the Implementation Date, issuing and allotting to the Sale Agent in accordance with the Scheme such number of New Newcrest Shares (if any) as are attributable to Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders;

(iii)	on the Implementation Date, entering into the register of members of Newcrest the name and address of:
(A)	each Scheme Participant (other than an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder) in respect of the aggregate number of New Newcrest Shares issued to them under clause 2.2(b)(i); and

(B)	the Sale Agent in respect of the aggregate number of New Newcrest Shares issued to them under clause 2.2(b)(ii);
(c)	subject to clause 2.4, as soon as practicable after the Implementation Date and no later than 5 Business Days after the Implementation Date, Newcrest must send or procure the despatch to:
(i)	each Scheme Participant (other than an Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder) by pre-paid post to his or her address recorded in the Register at the Record Date; and

(ii)	the Sale Agent (in respect of Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders) by pre-paid post to its registered address or such other address as it has notified to Newcrest prior to the Implementation Date, a holding statement or notices confirming the issue of the New Newcrest Shares to that Scheme Participant or the Sale Agent (as the case may be) representing the total number of New Newcrest Shares to be issued to that Scheme Participant or the Sale Agent (as the case may be) in accordance with the Scheme;

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(d)	as soon as reasonably practicable, Newcrest must procure that the Sale Agent:
(i)	sells on ASX all of the New Newcrest Shares issued to the Sale Agent under clause 2.2(b)(ii) in such manner, at such price and on such other terms as the Sale Agent determines in good faith, and at the risk of the Ineligible Overseas Shareholders and Electing Unmarketable Parcel Shareholders; and

(ii)	remits to Newcrest (or at its direction) the gross proceeds of sale without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions of tax required by law or any revenue authority).
(e)	promptly after the remittance in accordance with clause 2.2(d), Newcrest must pay, or procure the payment, by cheque drawn in Australian currency, to each Ineligible Overseas Shareholder and Electing Unmarketable Parcel Shareholder (in accordance with clause 2.3) such proportion of the gross proceeds of sale remitted to (or at the direction of) Newcrest pursuant to clause 2.2(d)(ii) as is equal to the number of New Newcrest Shares that would have been issued pursuant to the Scheme to that Ineligible Overseas Shareholder (if they were a Scheme Participant that was not an Ineligible Overseas Shareholder) or Electing Unmarketable Parcel Shareholder (if they had not submitted a valid Unmarketable Parcel Election) (as applicable) divided by the total number of New Newcrest Shares issued to the Sale Agent under clause 2.2(b)(ii), without deducting any brokerage costs, out of pocket expenses, stamp duty or taxes (other than any applicable withholding tax or other deductions for tax required by law or any revenue authority) in full satisfaction of Newcrest’s obligations to that Ineligible Overseas Shareholder or Electing Unmarketable Parcel Shareholder (as applicable) under the terms of the Scheme in respect of the Share Consideration.
2.3	Sending cheques

Subject to clause 2.4, the despatch to a Scheme Participant of any cheque drawn in Australian currency for the proceeds of sale pursuant to clause 2.2(e) must be by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) in an envelope addressed to their address shown in the Register as at the Record Date.

2.4	Joint holders

In the case of LGL Shares held in joint names:
(a)	any cheque required to be paid to Scheme Participants under the Scheme must be payable to the joint holders and be forwarded to the holder whose name appears first in the Register as at the Record Date; and

(b)	holding statements or notices confirming the issue of the New Newcrest Shares to Scheme Participants must be issued in the names of the joint holders and sent to the holder whose name appears first in the Register as at the Record Date.
3.	NEWCREST WARRANTIES

Newcrest warrants that:
(a)	it is validly existing corporation registered under the laws of its place of incorporation;

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(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transaction contemplated by this deed poll;

(c)	it has taken all the necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding on it; and

(e)	the New Newcrest Shares which are issued to Scheme Participants in accordance with the Scheme will be validly issued, fully paid and will rank equally in all respects with other Newcrest Shares.
4.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 1, remains in full force and effect until:
(a)	Newcrest has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 1.2.
5.	NOTICES

5.1	Form

Any communications in connection with this deed poll must be:
(a)	in writing;

(b)	addressed to Newcrest at the address shown below and marked for the attention of Stephen Creese, the General Counsel and Company Secretary:

Newcrest

Address:	Level 9, 600 St Kilda Road
Melbourne, VIC 3004

OR

PO Box 6213 St Kilda Road Central, VIC 8008

Fax No:	+61 3 9521 3564

For the attention of:	General Counsel and Company Secretary
(c)	signed by the person making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that person.
5.2	Delivery

They must be:
(a)	left at the address set out in clause 5.1 (b) of this deed poll;

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(b)	sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in clause 5.1 (b) of this deed poll; or

(c)	sent by fax to the fax number set out or referred to in clause 5.1 (b) of this deed poll,
However, if Newcrest has notified a changed postal address or changed fax number, then the communication must be to that address or number.

5.3	When effective

They take effect from the time they are received unless a later time is specified.

5.4	Receipt postal

If sent by post, they are taken to be received on the third Business Day after posting (or seven days after posting if sent to or from a place outside Australia).

5.5	Receipt-fax

If sent by fax, they are taken to be received at the local time in the place of receipt of the fax shown in the transmission report as the time that the whole fax was sent.

5.6	Receipt-general

Despite clauses 5.4 and 5.5, if they are received after 5.00 pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 am on the next Business Day.

6.	STAMP DUTY

6.1	Stamp duty

Newcrest will:
(a)	pay all stamp duties and any related fines, penalties and interest in respect of the Scheme or this deed poll, the performance of the Scheme or this deed poll and each transaction effected by or made under the Scheme or this deed poll; and

(b)	indemnify each Scheme Participant against any liability arising from failure to comply with paragraph (a).
7.	GENERAL

7.1	Exercise of rights

If a Scheme Participant does not exercise a right of remedy fully or at a given time, it may still exercise it later.

7.2	Cumulative rights

The rights, powers and remedies of Newcrest and each Scheme Participant under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

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7.3	No Assignment

The rights and obligations of Newcrest and each Scheme Participant under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.4	Variation

Newcrest must not vary a provision of this deed poll, or a right created under it unless:
(a)	before the Second Court Date, the variation is agreed to in writing by LGL and Newcrest (which such agreement may be given or withheld without reference to or approval by any LGL Shareholder); or

(b)	after the Second Court Date, the variation is agreed to in writing by LGL and Newcrest (which such agreement may be given or withheld without reference to or approval by any LGL Shareholder), and is approved by the Court.
7.5	Waiver

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other rights, power or remedy provided by law or under this agreement.

7.6	Severability

If the whole or any part of a provision of this deed poll is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause 7.6 has no effect if the severance alters the basic nature of this deed poll or is contrary to public policy.

7.7	Further action

Newcrest will at its own expense promptly do all things and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this deed poll and the transactions contemplated by it.

7.8	Governing law and jurisdiction

This deed poll is governed by the law in force in Papua New Guinea. Newcrest irrevocably and unconditionally submits to the non-exclusive jurisdiction of the National Court of Papua New Guinea and any court of appeal from it.

8.	INTERPRETATION

8.1	Definitions

The following definitions apply in this document.

Scheme means the scheme of arrangement under Part XVI of the PNG Companies Act between LGL and the Scheme Participants pursuant to which Newcrest will acquire LGL.

Other capitalised words and phrases have the same meaning as given to them in the Scheme.

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8.2	Interpretation

In this deed poll, headings and bolding are for convenience only and do not affect its interpretation and, unless the context requires otherwise:
(a)	words importing the singular include the plural and vice versa;

(b)	a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced;

(c)	a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule;

(d)	a reference to a party to a document includes that party’s successors and permitted assigns;

(e)	a reference to an agreement other than this deed poll includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(f)	the word “includes” in any form is not a word of limitation;

(g)	a reference to “$” or “dollar” is to Australian currency; and

(h)	a reference to time is a reference to Port Moresby Time.
8.3	Nature of this deed poll

Newcrest acknowledges that this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not party to it.

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EXECUTED and delivered as a deed poll.
Executed by Newcrest Mining Limited

/s/ G. J. Robinson	/s/ S. E. N. Creese
Signature of director	Signature of Secretary

G. J. ROBINSON	S. E. N. CREESE
Name	Name

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CORPORATE
DIRECTORY
Lihir Gold Limited
Papua New Guinea
Head Office
Level 7
Pacific Place
Corner Champion Parade and Musgrave Street
Port Moresby
Papua New Guinea
Tel: +67 5 321 7711
Australia
Corporate Office
LGL Services Australia Pty Ltd
Level 32
400 George Street
Brisbane QLD 4000
Australia
Tel: +61 7 3318 3300
Newcrest Merger -Shareholder Information Line
Share holders located in Australia: 1300 749 597
Share holders located outside Australia: +613 9415 4665
Lihir Gold United Registry
Computershare Investor Services Pty Limited
Papua New Guinea
C/-Kina Securities
Level 2
Deloi tte Tower
Douglas Street
Port Moresby
Papua New Guinea
Tel: +675 308 3888
Fax: +675 308 3899
Australia
Level 19
307 Queen St
Bri sbane QLD 4000
Australia
Tel: +61 7 3237 2100
Fax: +61 7 3237 2152
Website: www.computershare.com
ADR Depositary
The Bank of NewYork Mellon
101 Barclay, 22 West
NewYork
NewYork 10286
United States of America
Tel: 1888 BNYADRs (US residents)
Tel: +1610 312 5315 (non US residents)
Website: www.adrbnymellon.com
Financial Advisers to LGL
Greenhill Caliburn Pty Limited
Level 30
101 Collins Street
Melbourne VIC 3000
Australia
Macquarie Capital Advisers Limited
Level 23
101 Collins Street
“Melbourne VIC 3000
Australia
Legal Adviser to LGL
Blake Dawson
Level 36
Grosvenor Place
225 George Street
Sydney NSW 2000
Australia
Independent Expert
Grant Samiel & Associates Pty Limited
Level 6
1 Collins Street
Melbourne VIC 3000
Australia
Independent Technical Specialist
AMC Consultants Pty Ltd
Ground Floor
9 Have lock Street
West Perth WA 6005
Australia
Investigating Accountant
PricewaterhouseCoopers Securities Ltd
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia

Lihir Gold United
ARBN 069 803 998
Papua New Guinea
Head Office
Level 7
Pacific Place
Corner Champion Parade and Musgrave Street
Port Moresby
Papua New Guinea
Tel: +67 5 321 7711
Australia
Corporate Office
LGL Services Australia Pty Ltd
Level 32
400 George Street
Brisbane QLD 4000
Australia
Tel: +61 7 3318 3300